As filed with the Securities and Exchange Commission on September 8, 2017.

Registration No. 333-204429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.6

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bicapital Corporation

(Exact name of Registrant as specified in its charter)

Republic of Panama	6029	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Bicapital Corporation

Samuel Lewis Avenue and 57th Street

Obarrio

Panama City, Panama

+ (507) 396-9852

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jorge U. Juantorena, Esq.	Juan Francisco Méndez, Esq.
Cleary Gottlieb Steen & Hamilton LLP	Simpson Thacher & Bartlett LLP
One Liberty Plaza	425 Lexington Avenue
New York, New York 10006	New York, New York 10017
(212) 225-2758	(212) 455-2579

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common shares(1)	US$345,000,000	US$40,089

(1)	Includes common shares that the underwriters have the option to purchase, if any, and common shares that are to be offered outside the United States but that may be resold from time to time in the United States in transactions requiring registration under the Securities Act. Offers and sales of common shares outside the United States are being made pursuant to Regulation S and are not covered by the Registration Statement.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	The full amount of the registration fee was previously paid on May 22, 2015 and August 28. 2015. Accordingly, no additional fee is due in connection with this filing.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2017

PRELIMINARY PROSPECTUS

            Shares

Common Stock

US$             per share

This is Bicapital Corporation’s initial public offering. We are selling                  shares of our common stock.

We anticipate that the initial public offering price will be between US$                  and US$                  per share. Currently no public market exists for our shares. We will apply to list our shares on the New York Stock Exchange (“NYSE”) under the symbol “BICA.”

Investing in the shares involves risks. See “Risk Factors” beginning on page 21.

	Price to Public	Underwriting Discount and Commissions	Proceeds to us before expenses*
Per Share	US$	US$	US$
Total	US$	US$	US$

*	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase from us up to an additional                  shares, at the public offering price, less the underwriting discount.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither this offering nor the shares have been registered in the Republic of Panama (“Panama”) and therefore are not subject to the Panamanian laws applicable to public offerings in Panama. The information contained in this prospectus has not been approved or disapproved by the Panamanian Superintendency of the Securities Market (Superintendencia del Mercado de Valores, or “Panamanian SMV”). The shares may not be sold in Panama except in compliance with the securities laws of Panama.

The underwriters expect to deliver the shares to purchasers on or about                  , 2017 through the book entry facilities of The Depository Trust Company.

Global Coordinators and Joint Bookrunners

BofA Merrill Lynch	Citigroup

Joint Bookrunner

J.P. Morgan

The date of this prospectus is                  , 2017

We are responsible for the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide any information, or to make any representations, other than the information contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2017 (the 25th day after the date of this prospectus), U.S. federal securities law requires all dealers that effect transactions in our shares, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

This prospectus has been prepared on the basis that all offers of our shares in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the

i

requirement to produce a prospectus for offers of our shares. Accordingly, any person making or intending to make any offer of our shares within the European Economic Area that are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, or hereby authorize, the making of any offer of our shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer. “Prospectus Directive” means Directive 2003/71/EC as amended.

The distribution of this prospectus and the offering and sale of our shares in certain jurisdictions may be restricted by law. Persons who receive this prospectus must inform themselves about and observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

All references to “we,” “us,” “our company” and “Bicapital” in this prospectus are to Bicapital Corporation, a corporation (sociedad anónima) organized under the laws of Panama.

In this prospectus, we refer to our principal subsidiaries as follows: (i) Banco Industrial, S.A., a corporation (sociedad anónima) organized under the laws of the Republic of Guatemala (“Guatemala”), as “Banco Industrial;” (ii) Banco Industrial El Salvador, S.A., a corporation (sociedad anónima) organized under the laws of the Republic of El Salvador (“El Salvador”), as “BI El Salvador,” (iii) Financiera Industrial, S.A., a corporation (sociedad anónima) organized under the laws of Guatemala, as “Financiera Industrial,” (iv) Westrust Bank (International Limited), a corporation organized under the laws of The Bahamas, as “Westrust Bank,” (v) Contécnica, S.A. a corporation (sociedad anónima) organized under the laws of Guatemala, as “Contecnica;” (vi) Banco del País, S.A., a corporation (sociedad anónima) organized under the laws of the Republic of Honduras (“Honduras”), as “Banpaís,” (vii) Seguros El Roble, S.A., a corporation (sociedad anónima) organized under the laws of Guatemala, as “Seguros El Roble;” (viii) Fianzas El Roble, S.A., a corporation (sociedad anónima) organized under the laws of Guatemala, as “Fianzas El Roble;” and (ix) Seguros del País, S.A., a corporation (sociedad anónima) organized under the laws of Honduras, as “Seguros del País.”

Financial Statements

Our fiscal year begins on April 1 and ends on March 31. Our audited consolidated financial statements as of March 31, 2017 and 2016 and for the years ended March 31, 2017, 2016 and 2015 (the “Annual Financial Statements”) included in this prospectus have been prepared in U.S. dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our unaudited condensed consolidated interim financial statements as of June 30, 2017 and for the three-month periods ended June 30, 2017 and 2016 (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”) included in this prospectus have been prepared in accordance with IFRS, applying IAS 34, or “Interim Financial Reporting.”

We have historically prepared our financial statements in accordance with accounting principles prescribed by the Guatemalan Superintendency of Banks (Superintendencia de Bancos de Guatemala or “GSB”) and the Guatemalan Banks and Financial Groups Law (Ley de Bancos y Grupos Financieros) (collectively, “Guatemalan Banking GAAP”). We prepared our first financial statements in accordance with IFRS as issued by the IASB for the year ended March 31, 2014 and our transition date to IFRS was April 1, 2012.

For regulatory purposes, in Guatemala, Honduras, El Salvador and Panama our subsidiaries prepare and will continue to prepare and make available to shareholders statutory financial statements in accordance with local generally accepted accounting principles (“local GAAP”) as prescribed by the applicable regulators. Unless otherwise indicated, all financial information provided in this prospectus has been prepared in accordance with IFRS. IFRS differs in certain significant respects from local GAAP. Consequently, the information presented in this prospectus in accordance with local GAAP may not be comparable with our financial information prepared in accordance with IFRS.

We manage our business in four segments: (i) Commercial Banking, (ii) Retail Banking, (iii) Treasury and (iv) Insurance. For information on our results of operations per business segment, see Note 31 to our Annual Financial Statements and Note 16 to our Interim Financial Statements included in this prospectus.

Currency Translation

In this prospectus, references to “quetzales” or “Q.” are to Guatemalan quetzales, references to “U.S. dollars” or “US$” are to United States dollars and references to “lempiras” or “L.” are to Honduran lempiras.

Our financial statements are presented in U.S. dollars, which is our presentation currency. For our Guatemalan subsidiaries the functional currency is the quetzal and for our Honduran subsidiaries the functional currency is the lempira. See “Exchange Rates” for information regarding historical exchange rates of quetzales and lempiras to U.S. dollars. For the Salvadoran entities and Westrust Bank, the functional currency is the U.S. dollar. For more information on the basis of presentation, see Note 2c to our Annual Financial Statements.

Terms Relating to our Loan Portfolio and Capital Adequacy

As used in this prospectus, the following terms relating to our loan portfolio and other credit assets, as well as our capital adequacy have the meanings set forth below, unless otherwise indicated.

“Allowance for loan losses” refers to the aggregate loan loss allowance or reserves shown as of a particular date as a balance sheet item.

“Capital ratio” refers to total regulatory capital divided by total risk-weighted assets. Total regulatory capital and risk-weighted assets are calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Regulatory capital and risk-weighted assets for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB. Regulatory capital and risk-weighted assets for Banpaís are calculated in accordance with regulatory requirements of the Honduran Banking Commission (Comisión Nacional de Bancos y Seguros or “CNBS”) while the regulatory capital and risk-weighted assets for BI El Salvador are calculated in accordance with regulatory requirements of the Salvadoran Financial System Commission (Superintendencia del Sistema Financiero de El Salvador or “SSF”).

“Net loans” and “net loan portfolio” refer to our total loan portfolio less allowance for loan losses.

“Net premiums earned” refers to net premiums written minus technical reserves.

“Non-performing loans” or “NPL” refers to total loans over 90 days past due.

“NPL coverage ratio” refers to the ratio of allowance for loan losses to NPL for a given period.

“NPL ratio” refers to total NPL divided by total loans.

“Tier 1 capital” is calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Tier 1 capital for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB and includes common stock, paid-in and additional paid-in capital, declared reserves and retained earnings. Tier 1 capital for Banpaís is calculated in accordance with regulatory requirements of the CNBS, while Tier 1 capital for BI El Salvador is calculated in accordance with regulatory requirements of the SSF.

“Tier 2 capital” is calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Tier 2 capital for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB and includes earnings obtained from the current fiscal year, revaluation of assets up to 50% of the paid-in capital, other capital reserves and qualified equity instruments. Tier 2 capital for Banpaís is calculated in accordance with regulatory requirements of the CNBS, while Tier 2 capital for BI El Salvador is calculated in accordance with regulatory requirements of the SSF.

“Total regulatory capital” is calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Total regulatory capital for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB, and refers to Tier 1 capital plus Tier 2 capital minus investments in capital in local and foreign banks and subsidiaries in which the bank holds at least 25% of their capital. The amount of Tier 2 capital included in the calculation of total regulatory capital cannot exceed the amount of Tier 1 capital. Total regulatory capital for Banpaís is calculated in accordance with regulatory requirements of the CNBS. Total regulatory capital for BI El Salvador is calculated in accordance with regulatory requirements of the SSF.

Market and Industry Data

This prospectus contains statements about our competitive position and market share in, and the market size of, the banking and insurance industry and market for financial services in the jurisdictions in which we operate. We have made these statements on the basis of statistics and other information from independent third-party sources that we believe are reliable.

All statements in this prospectus regarding our relative market position and financial performance vis-a-vis the financial services and insurance sectors are presented in local GAAP, and for: i) Guatemala are based, out of necessity, on information published and obtained from the GSB and the Guatemalan Central Bank (Banco de Guatemala); ii) El Salvador are based, out of necessity, on information published and obtained from the SSF; and iii) Honduras are based, out of necessity, on information published and obtained from CNBS and the Honduran Central Bank (Banco Central de Honduras). Unless otherwise indicated, the market share and ranking information included in this prospectus is derived from statistics as of June 30, 2017 and includes the information of the applicable subsidiary only, on an unconsolidated basis excluding its subsidiaries. In the section entitled “Business,” the information regarding market share by insurance business line in Guatemala only includes members of the Guatemalan Association of Insurance Institutions (Asociación Guatemalteca de Instituciones de Seguros (AGIS)), as published periodically by the GSB; Seguros CHN, part of Banco CHN, which has an unconditional and unlimited guarantee from the Guatemalan government, is not a member of the AGIS.

Furthermore, we obtained certain macroeconomic information used throughout this prospectus from publicly available information and market research, including, among others, the International Monetary Fund (“IMF”) and the World Bank Development Indicators.

Although we have no reason to believe that any of the above-described information or reports is inaccurate in any material respect, neither we nor the underwriters have independently verified the competitive position, market share, market size or market growth data contained in such reports.

Certain Other Definitions and Conventions

We include certain measures and ratios in this prospectus which we believe provide investors with important information regarding our operations.

“Administrative ratio” refers to administrative expenses divided by net premiums earned.

“Combined ratio” refers to the sum of incurred losses and operating expenses, divided by net premiums earned.

“Commission ratio” refers to insurance commissions divided by net premiums earned.

“Efficiency ratio” refers to operating and administrative expenses before depreciation and amortization divided by the period’s profit for banking and insurance operations plus loan impairment charges for the years ended March 31, 2017, 2016 and 2015. For the three-month periods ended June 30, 2017 and June 30, 2016 refers to operating and administrative expenses before depreciation and amortization minus operating and administrative expenses from our health care subsidiaries, divided by the period’s profit for banking and insurance operations plus loan impairment charges. For the three-month periods ended June 30, 2017 and June 30, 2016, operating and administrative expenses from our health care subsidiaries have been excluded from our consolidated operating and administrative expenses as a result of a reclassification of our income from health

v

care services as other operating income. For the three-month period ended June 30, 2017 a US$6.4 million non-income tax expense from the intercompany sale of land has been excluded from our consolidated operating and administrative expenses which is considered a non-recurring transaction.

“Fee income ratio” refers to net fee and commission income divided by profit for banking and insurance operations.

“Incurred losses” refers to losses covered by an insurance policy over a period of time.

“Loss ratio” refers to claims divided by net premiums earned.

“Net interest margin” refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances. Net interest margin for the three-month period ended June 30, 2017 is annualized and calculated as net interest income for the period multiplied by four, divided by an average of interest-earning assets as of March 31, 2017 and June 30, 2017.

“Return on average assets,” or “ROAA,” refers to profit for the period divided by average total assets. The average balances for total assets have been calculated on the basis of monthly balances. ROAA for the three-month period ended June 30, 2017 is annualized and calculated as profit for the period multiplied by four, divided by an average of total assets as of March 31, 2017 and June 30, 2017.

“Return on average shareholders’ equity,” or “ROAE,” refers to profit for the period divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our monthly balances. ROAE for the three-month period ended June 30, 2017 is annualized and calculated as profit for the period multiplied by four, divided by an average of shareholders’ equity as of March 31, 2017 and June 30, 2017.

We present average balances and nominal average interest rates in this prospectus. Except as otherwise indicated, average balances have been calculated by adding the month-end balances of our assets and liabilities and then dividing by the number of months in the period. Nominal average interest rates have been calculated by dividing interest earned or paid on assets or liabilities by the corresponding average balances on such assets or liabilities.

In addition, for certain information related to our compound annual growth rate (“CAGR”) we have included such information pursuant to local GAAP as reported to the local regulating entities in order to be able to show prospective investors our growth over a longer period than three years.

Effect of Rounding

Certain figures included in this prospectus and in our Financial Statements have been rounded for ease of presentation. Percentage figures included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Share Data and Other Related Data

At our board of directors’ meeting held on April 30, 2015, our board of directors approved the implementation of a five-to-one reverse stock split of our common shares effective as of July 31, 2015 (the “Reverse Stock Split”). Our issued and outstanding preferred shares were not impacted by the Reverse Stock Split. After July 31, 2015, every five shares of our issued and outstanding common stock were converted into one newly issued and outstanding share of common stock, without any change in the par value per share. The reverse stock split reduced the number of shares of our outstanding common stock from 555,316,597 to 111,068,949 immediately after the Reverse Stock Split (without giving effect to any conversions resulting from the Perpetual Exchange Right (as defined in “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights”) after July 31, 2015). No fractional shares were issued in connection with the Reverse Stock Split; thus, any fractional shares resulting from the Reverse Stock Split were rounded up to the nearest whole share. The number of authorized shares of our common stock remained unchanged. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

Share data used throughout this prospectus, including dividends per share and earnings per share, have been adjusted to reflect the Reverse Stock Split unless otherwise indicated.

SUMMARY

This summary highlights selected information described in greater detail elsewhere in this prospectus. You should carefully read this prospectus in its entirety before investing in our shares, including “Risk Factors,” “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations” and our Financial Statements. Unless otherwise indicated, all financial information provided in this section has been prepared in accordance with IFRS.

Our Business

We are the largest financial services group in Guatemala, with a growing presence in other underpenetrated and fast-growing Central American countries. Through our subsidiaries, we provide a comprehensive range of corporate and retail banking, insurance and other financial services to more than 1.8 million clients as of June 30, 2017. We were formed as a holding company in 2006, and our main subsidiary, Banco Industrial, was founded in 1967. We believe that our businesses benefit from significant synergies as a result of being part of one financial group.

Our operations in Guatemala include Banco Industrial and Seguros El Roble, the largest bank and insurance company in the country, respectively, which are also among the most profitable entities in the Guatemalan banking and insurance systems, according to the GSB. We are the market leader in terms of total assets, total net loans and total deposits, with market shares of 27.7%, 27.8% and 24.3%, respectively, as of June 30, 2017, as well as, first in total gross premiums written, with a market share of 24.9% and 26.1%, respectively, for the three-month period ended June 30, 2017 and the year ended March 31, 2017, according to the GSB. On an annualized basis for the three-month period ended June 30, 2017 and for the year ended March 31, 2017, Banco Industrial had a ROAE of 19.6% and 21.7%, respectively, compared to a ROAE of 15.0% and 14.7%, respectively, for the Guatemalan banking system as a whole, and Seguros El Roble (including Fianzas El Roble) had a ROAE of 37.6% and 31.2%, respectively, compared to a ROAE of 25.6% and 21.8%, respectively, for the Guatemalan insurance system as a whole, according to the GSB. As of June 30, 2017, Banco Industrial had one of the largest banking distribution networks in Guatemala, with 6,164 points of service, comprised of 621 branches, 3,874 ATMs (including 1,026 proprietary and 2,848 third-party network ATMs) and 1,669 correspondent agents (third-party points of service). As of June 30, 2017, Banco Industrial, Seguros El Roble and our other financial operations in Guatemala represented 78.5% of our total assets.

As part of our growth strategy, beginning in 2007 with our acquisition of a controlling interest in Banpaís, we expanded our operations outside Guatemala to Honduras and El Salvador. Since then, our international growth has been focused on the northern part of Central America, given the high level of intra-regional trade activity by our clients. In January 2016 we expanded our operations into Panama. Currently, our operations outside of Guatemala include: (i) Banpaís, the fourth-largest bank in Honduras in terms of total net loans, with a 12.1% market share as of June 30, 2017, according to the CNBS, (ii) Seguros del País, the fourth-largest insurer in Honduras in terms of total gross premiums written, with a 12.2% and 8.7% market share for the three-month period ended June 30, 2017 and the year ended March 31, 2017, according to the CNBS, and (iii) BI El Salvador, the 12th-largest bank in El Salvador in terms of total net loans, with a 1.5% market share as of June 30, 2017, according to the SSF. Our banking network outside Guatemala is comprised of a total of 178 branches and 176 ATMs as of June 30, 2017. As of June 30, 2017, Banpaís, Seguros del País and BI El Salvador, together, represented 13.2% of our total assets.

Our operations are conducted across four principal business segments:

•	commercial banking, which focuses on providing a full range of commercial banking products and services and financial assessment to large corporations, medium-sized companies, and small businesses in target industries;

•	retail banking, which focuses on providing a full range of banking products and services to retail clients;

•	treasury, which focuses on funding activities, such as borrowings with international financial institutions, issuances of debt securities, subordinated liabilities, and investing in liquid assets, such as short-term placements and corporate and government debt securities; and

•	insurance, which provides a variety of insurance products and services, including life insurance, property and casualty insurance and automobile insurance, to both commercial and retail clients.

Since our formation as a holding company in 2006, we have built a track record of delivering sustained profitable growth. For instance, our profit for banking and insurance operations was US$662.9 million, US$612.3 million and US$566.8 million, respectively, for the years ended March 31, 2017, 2016 and 2015 and US$169.2 million for the three-month period ended June 30, 2017. Our success has been primarily driven by our ability to penetrate high-margin market segments, maximize cross-selling opportunities, create strong relationships with the largest corporations in Central America, focus on technology to generate significant operational efficiencies and operate under conservative risk policies, coupled with an experienced management team and board of directors focused on delivering value to our shareholders.

As of June 30, 2017, we had total assets of US$15.4 billion, total net loans of US$9.0 billion, total deposits of US$9.5 billion, and total shareholders’ equity of US$1.4 billion. For the year ended March 31, 2017 and the three-month period ended June 30, 2017, respectively, our profit for the period was US$230.1 million and US$54.6 million, and for the year ended March 31, 2016 our profit for the period was US$215.9 million.

The following table shows, for the periods presented, key financial and operating indicators of our performance.

	As of and for the three months ended June 30,	As of and for the year ended March 31,
	2017	2017	2016	2015
	(US$ in millions, except percentages)
Total assets	15,364.3	15,187.6	14,002.0	12,640.4
Total net loans	9,027.6	8,834.4	7,880.0	7,128.2
Total deposits	9,473.1	9,134.1	8,571.4	7,735.5
Total equity	1,374.9	1,382.9	1,158.7	1,038.8
Profit for the period	54.6	230.1	215.9	185.9
Return on average assets(1)	1.4%	1.6%	1.6%	1.6%
Return on average shareholders’ equity(2)	16.3%	18.8%	19.4%	19.4%
Net interest margin(3)	4.0%	4.0%	4.1%	4.3%
Efficiency ratio(4)	53.9%	54.7%	55.2%	54.2%
NPL ratio(5)	1.1%	1.0%	1.2%	1.1%
NPL coverage ratio(6)	93.4%	95.9%	93.5%	104.6%
Capital ratio of Bicapital(7)	14.3%	14.7%	14.7%	14.2%
Capital ratio of Banco Industrial(7)	12.7%	12.6%	12.5%	11.3%
Capital ratio of Banpaís(7)	12.9%	12.5%	12.7%	13.0%
Capital ratio of BI El Salvador(7)	18.1%	18.1%	18.3%	19.8%

(1)	Refers to profit for the period divided by average total assets. The average balances for total assets have been calculated on the basis of monthly balances. ROAA for the three-month period ended June 30, 2017 is annualized and calculated as profit for the period multiplied by four, divided by an average of total assets as of March 31, 2017 and June 30, 2017.

(2)	Refers to profit for the period divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our monthly balances. ROAE for the three-month period ended June 30, 2017 is annualized and calculated as profit for the period multiplied by four, divided by an average of shareholders’ equity as of March 31, 2017 and June 30, 2017.
(3)	Refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances. Net interest margin for the three-month period ended June 30, 2017 is annualized and calculated as net interest income for the period multiplied by four, divided by an average of interest earning assets as of March 31, 2017 and June 30, 2017.
(4)	Refers to operating and administrative expenses before depreciation and amortization divided by the period’s profit for banking and insurance operations plus loan impairment charges for the years ended March 31, 2017, 2016 and 2015. For the three-month periods ended June 30, 2017 and June 30, 2016 refers to operating and administrative expenses before depreciation and amortization minus operating and administrative expenses from our health care subsidiaries, divided by the period’s profit for banking and insurance operations plus loan impairment charges. For the three-month periods ended June 30, 2017 and June 30, 2016, operating and administrative expenses from our health care subsidiaries have been excluded from our consolidated operating and administrative expenses as a result of a reclassification of our income from health care services as other operating income. For the three-month period ended June 30, 2017 a US$6.4 million non-income tax expense from the intercompany sale of land has been excluded from our consolidated operating and administrative expenses which is considered a non-recurring transaction.
(5)	Based on the loan activity carried out by our banking subsidiaries (Banco Industrial, Banpaís, BI El Salvador and Bi-Bank). Calculated as total NPL divided by total loans.
(6)	Refers to the ratio of allowance for loan losses to NPL for a given period.
(7)	Refers to total regulatory capital divided by total risk-weighted assets. Total regulatory capital and risk-weighted assets are calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Regulatory capital and risk-weighted assets for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB. Regulatory capital and risk-weighted assets for Banpaís are calculated in accordance with regulatory requirements of the CNBS, while the regulatory capital and risk-weighted assets for BI El Salvador are calculated in accordance with regulatory requirements of the SSF.

Our Corporate Structure

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of June 30, 2017.

Market Opportunity

The majority of our business is generated through our operations in Guatemala, representing 83.4% and 78.5% of our profit for the period and total assets, respectively, as of and for the three-month period ended June 30, 2017 and 86.4% and 79.2% of our profit for the period and total assets, respectively, as of and for the year ended March 31, 2017. We believe that the size and sustained growth of Guatemala’s economy, the relatively low penetration of financial services in the country and a healthy financial system offer a significant opportunity for us to continue growing. Additionally, we have a clear expansion strategy for other Central American countries, which we know well and with which Guatemala has strong commercial ties. These countries, which we believe have favorable long-term prospects, present additional opportunities for us.

Attractive economy of Guatemala with sustained growth potential and stable macro fundamentals

Guatemala is the largest economy in Central America, with an estimated GDP of US$68.2 billion for the year ended December 31, 2016, according to the Guatemalan Central Bank, accounting for close to one-third of Central America’s GDP (28.6%). Guatemala has a strong private sector participation of 92.5% of its total GDP, one of the highest among Central American countries, as per the Guatemalan Central Bank. The country had credit ratings of Ba1 by Moody’s Investor Service (“Moody’s”), BB by Standard & Poor’s Rating Services (“S&P”) and BB by Fitch Ratings Ltd. (“Fitch”) as of June 30, 2017.

According to the International Monetary Fund (IMF), the country has grown at an average real GDP growth rate of 3.6% during the five-year period ended December 31, 2016, which is comparable to growth observed in certain other Latin American economies such as Colombia at 3.7%, Peru at 4.3%, Mexico at 2.5% and Chile at

3.0% for the same period. The Guatemalan government’s prudent and responsible management of the economy, coupled with a conservative monetary policy by the Guatemalan Central Bank, have resulted in economic development, increased internal consumption and strong macroeconomic fundamentals, including low levels of public debt, low inflation, stable currency, low fiscal deficit and high levels of international reserves. Additionally, a significant inflow of funds is derived from foreign direct investment, a consequence of the country’s stable regulatory framework and improvement in its competitive indicators; based on the most-recently available Doing Business ranking issued by the International Finance Corporation (IFC), a member of the World Bank Group, Guatemala is ranked 88 as of June 2016, among 190 countries. According to the Guatemalan Central Bank, foreign investments grew at a CAGR of 2.9% during the five-year period ended December 31, 2016 (most recent data available).

Guatemala could further benefit from increased growth in the economy of the United States, its largest trade partner, accounting for 33.1% of Guatemala’s exports during 2016. Guatemala’s access to the U.S. economy has been favored by the Dominican Republic-Central American Free Trade Agreement, which entered into effect in Guatemala in 2006, the first free trade agreement between the United States, Central American countries (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua) and the Dominican Republic that promotes stronger trade and investment ties between the United States and the region. Additionally, Guatemalan immigrants living in the United States generate strong remittance flows, representing 10.3% of Guatemala’s GDP as of December 31, 2016, which have grown at a CAGR of 8.4% during the five-year period ended December 31, 2016, according to the Guatemalan Central Bank.

Well-regulated and underpenetrated financial system

Policy changes over the last fifteen years have strengthened Guatemala’s financial sector. With the assistance of the IMF and the World Bank, a financial sector reform program was implemented to establish a modern, strong and well-functioning financial system, able to improve and expand its intermediating functions and to withstand shocks. As a result, Guatemala has been able to develop and maintain a healthy financial system, with high profitability and strong asset quality, demonstrated by a total capital ratio of 14.3%, ROAE of 15.0%, NPL ratio of 2.5% and NPL coverage ratio of 114.1%, for the Guatemalan banking system as a whole as of June 30, 2017, according to the GSB.

For the five-year period ended March 31, 2017, according to the GSB, Guatemala’s financial system reported net loans and deposits CAGRs of 11.5% and 9.3% respectively, without adjustments for inflation. Despite this growth, the financial system in Guatemala remains underpenetrated. The domestic credit extended to the private sector to GDP ratio in Guatemala was 31.0% as of December 31, 2016, according to the GSB and the Guatemalan Central Bank. This ratio is relatively low when compared to the same ratio of most Central American and other Latin American countries, including Brazil at 66.7%, Colombia at 43.5%, Peru at 34.1%, Mexico at 22.2% and Chile at 90.6%, as of December 31, 2016, according to the local regulators in each country and the IMF. Retail banking represents even greater penetration potential. As of December 31, 2016, according to the Guatemalan Central Bank and the GSB, Guatemala had total consumer loan, credit card loan and mortgage loan to GDP ratios of 8.4%, 0.9% and 1.5%, respectively, substantially lower than other Latin American countries. In insurance, premiums written in Guatemala as a percentage of GDP represented 1.2%, the lowest among Central American and other Latin American countries, as of December 31, 2016, according to the IMF and the Guatemalan Central Bank.

The graphs below further illustrate the comparison among different Latin American countries with respect to banking and insurance penetration, providing loan-to-GDP ratios and gross premiums written-to-GDP ratios for the region.

Source: IMF, Guatemalan Central Bank, GSB, and the local banking regulatory entities of Chile, Colombia, Costa Rica, El Salvador, Honduras, Mexico, Panama and Peru.

Note: Ratios calculated in local currency. Loan calculations are based on net loans.

Market opportunity at a regional level

We view Central America as a strategic region offering expansion opportunities upon which we believe we are poised to capitalize. According to the IMF, as of December 31, 2016, Central America had a total population of approximately 46.1 million and a GDP of US$242.5 billion, making it the fourth-largest aggregated market in Latin America by population and the seventh-largest by GDP. According to estimates prepared by the IMF, Central America’s real GDP is expected to grow at an annual average rate of 3.9% between 2016 and 2018. Central American countries have similar cultures and enjoy relatively stable economic environments, which have enabled strong intra-regional economic and trade activity among countries. Corporations have established regional operations, increasing the demand for regional financial services. The trend over the last ten years in the Central American banking industry has been toward consolidation and the establishment of regional platforms, and we believe the region continues to offer growth and acquisition opportunities. In addition, the different countries of Central America have entered into various free trade agreements with the United States and other countries in Europe, South America and Asia that have promoted prosperity as well as stronger trade flows, which have increased the region’s attractiveness for foreign direct investment. According to the World Bank, foreign investments in Central America for the five-year period ended December 31, 2015 (the most recent data available) grew at a CAGR of 16.0%.

Our expansion plan in the region was initially focused on Honduras and El Salvador, Guatemala’s largest trading partners in Central America. Consistent with our vision of being the first option for Central Americans and the largest financial institution in Central America, we began operations in Panama in January 2016 in order to further expand our operations in the region. The total trade volume between these three countries and Guatemala was over US$4.1 billion in total imports and exports in 2016, according to the Guatemalan Central Bank, which represented 15.2% of Guatemala’s total trading volume in 2016. Our presence in these strategic countries has enabled us to position ourselves as one of the largest financial conglomerates in the region and provides a platform for potential expansion to the other countries in the region. As of December 31, 2016, we ranked fourth in terms of total assets with a 5.3% market share among banking institutions in Central America (Guatemala, Costa Rica, Nicaragua, Honduras, El Salvador and Panama), according to information from the local banking regulators.

Our Competitive Strengths

Leading financial institution in Guatemala with a growing presence across Central America

Through our main subsidiary, Banco Industrial, we have been one of the main financial institutions in Guatemala over the past 45 years, consolidating our leadership position in commercial and retail banking. We believe that Banco Industrial’s strong brand recognition, solid reputation and distribution network have contributed to our leading position in Guatemala. Banco Industrial has one of the largest banking distribution networks in Guatemala, according to the GSB, serving approximately 1.4 million retail clients and 13,300 commercial clients, and processing approximately 212.6 million transactions during the year ended March 31, 2017 and processing approximately 56.5 million transactions during the three-month period ended June 30, 2017.

Banco Industrial performs a systemically important role for Guatemala’s financial market and economy. Banco Industrial is one of the leading check-clearing institutions in the Guatemalan financial system, with a 24.75% market share as of June 30, 2017 in amount of quetzales cleared, according to the Guatemalan Automated Clearing House’s compensation agent and operator (Imágenes Computarizadas de Guatemala, S.A.). Banco Industrial is the main tax collector for the Guatemalan government with a 40.9% market share as of June 30, 2017 according to the Guatemalan Superintendency of Tax Administration (Superintendencia de Administración Tributaria), and according to the Guatemalan Central Bank, Banco Industrial is a leading recipient of family remittances, processing US$2,018.2 million in remittances flowing into Guatemala, representing a 27.1% market share, for the year ended March 31, 2017 and processing US$597.4 million in remittances flowing into Guatemala, representing a 28.3% market share, for the three-month period ended June 30, 2017.

In addition to our leadership in banking, through Seguros El Roble and Fianzas al Roble, we are the leading insurer in Guatemala with a 24.9% and 26.1% market share in total gross premiums written for the three-month period ended June 30, 2017 and the year ended March 31, 2017, respectively, according to the GSB. Seguros El Roble and Fianzas El Roble together have consistently outperformed the growth of the Guatemalan insurance market. Seguros El Roble and Fianzas El Roble’s gross premiums written achieved a CAGR of 6.4% for the five-year period ended June 30, 2017, compared to a CAGR of 7.6% of the industry for the period, in Guatemalan GAAP as reported to the GSB.

We have a loan portfolio in Central America (excluding Guatemala) in an aggregate amount of US$1,589.9 million as of June 30, 2017, which represents 17.4% of our total loan portfolio. We are the fourth-largest bank in Honduras in terms of total net loans with a market share of 12.1%, with 169 branches and 157 ATMs as of June 30, 2017. In El Salvador we have a market share of 1.5% in terms of total net loans, with eight branches and 19 ATMs. In line with our expansion strategy, we began banking operations in Panama in January 2016 under the name BiBank, complementing our platform in Central America to better serve our clients’ needs, and allowing us to serve the many multinational companies who have established their headquarters in Panama.

Track record of profitable growth

We have consistently demonstrated our ability to deliver profitable growth. Our consolidated total assets, net loans, deposits and total equity grew at a compounded annual rate of 10.6%, 13.0%, 8.7% and 13.7%, respectively, over the period between April 1, 2012 and June 30, 2017. Our ROAE was 16.3% on an annualized basis for the three-month period ended June 30, 2017 compared to our ROAE of 18.8% and 19.4% for the years ended March 31, 2017 and 2016, respectively.

Our main banking and insurance subsidiaries have been able to deliver strong performances as compared to the banking and insurance systems in the jurisdictions in which they operate, based on local GAAP reporting to each regulator, as shown in the table below.

	5-Year CAGR				For the year ended March 31,
	(April 1, 2012 - March 31, 2017)				2017
	Total Assets	Total Loans	Total Shareholders’ Equity	Net Income	ROAE
Banco Industrial Guatemala	10.50%	13.07%	14.15%	10.54%	21.71%
Guatemala Banking System(1)	10.29%	11.49%	10.66%	4.13%	14.73%
Top Three Private Banks(2)	8.59%	11.66%	7.92%	3.86%	12.36%

Banpaís	11.55%	11.78%	11.97%	8.73%	14.92%
Honduras Banking System(1)	9.51%	10.92%	9.63%	10.92%	12.85%
Top Three Private Banks(3)	9.13%	10.48%	9.12%	13.10%	13.58%

BI El Salvador	20.82%	25.89%	11.07%	33.28%	1.63%
El Salvador Banking System(1)	5.11%	6.02%	3.70%	(6.71)%	6.77%
Top Three Private Banks(4)	3.77%	4.22%	2.58%	(6.35)%	9.22%

	Total Assets	Gross premiums written	Total Shareholders’ Equity	Net Income	ROAE
Seguros El Roble(5)	12.18%	9.27%	11.92%	20.76%	11.94%
Guatemala Insurance System(1)	8.15%	7.58%	11.22%	10.26%	10.81%

Seguros del País	14.30%	(5.73)%	10.11%	14.80%	54.80%
Honduras Insurance System(1)	9.56%	(7.30)%	9.57%	7.44%	31.70%

Note:	Figures in local GAAP, according to the GSB, the CNBS and the SSF. Top three private banks for each country determined by total assets as of March 31, 2017.
(1)	Figures exclude our subsidiaries.
(2)	G&T Continental, Agromercantil de Guatemala and Banco de América Central.
(3)	Banco Ficohsa, Banco Atlántida and Banco de Occidente.
(4)	Banco Agrícola, Banco Davivienda Salvadoreño and Scotiabank El Salvador.
(5)	Including Fianzas El Roble.

We believe that our broad retail and commercial client base allows us to sell complementary financial products and services, increasing our wallet penetration, strengthening customer loyalty and achieving higher profitability in our operations. An important component of our strategy is to provide our corporate clients with a package of services called Total Service (Servicio Total). We provide corporate clients with (i) a dedicated account manager specialized in fulfilling the specific needs of each client, (ii) high-quality and competitive financial services, (iii) technological services allowing commercial clients to connect online and (iv) insurance policies at competitive prices, including coverage for auto, transportation and property, as well as collective life and health insurance policies.

Our market knowledge, acquired over nearly 50 years, allows our subsidiaries to develop innovative product platforms to better serve our clients’ needs. As a result, we have recorded increased levels of productivity on a per client basis. Our clients in Guatemala used, on average, 2.7 of our products as of March 31, 2007, reaching 5.0 as of June 30, 2017, calculated as the total number of products over the total number of clients.

In addition to our track record of organic growth, we have demonstrated an ability to identify and execute acquisitions, integrate other banks and capitalize on synergies. We have created an integrated merger and acquisition taskforce to identify, analyze and execute acquisitions and have also developed streamlined processes to integrate an acquired company into our operations. As part of our strategy, we intend to engage in tactical acquisitions on a selective basis. Our most recent acquisitions include: Sermesa (2014, Guatemala), Banco del Quetzal (2007, Guatemala), Banpaís (2007, Honduras) and Banco de Occidente (2006, Guatemala).

Sound risk management resulting in strong asset quality

We have an experienced risk-management team focused on monitoring and managing risks across all business areas. This team has internal policies, targets and limits in place to monitor each type of risk under the umbrella of comprehensive risk-management practices. Our credit risk policies are approved by our risk committee and board of directors and are revised on an annual basis.

Historically, and mainly as a result of our conservative credit risk-management policies, we have experienced low NPL and high NPL coverage ratios. As of June 30, 2017, based on Guatemalan GAAP, the NPL ratio for Banco Industrial in Guatemala was 0.7%, the second-lowest ratio in the banking industry, and significantly lower than the Guatemalan banking industry’s average NPL ratio of 2.5% as of the same date, and Banco Industrial’s NPL coverage ratio was 240.6% as compared to the Guatemalan banking industry’s NPL coverage ratio of 114.1%. As of June 30, 2017, Banpaís and BI El Salvador had NPL ratios of 1.1% and 0.8% (based on Honduran and Salvadoran GAAP, respectively), which were also significantly lower than the Honduran and Salvadoran banking industry’s average NPL ratio of 2.0% and 2.0%, respectively. The NPL coverage ratio for Banpaís and BI El Salvador was 146.6% and 136.1% (based on Honduran and Salvadoran GAAP, respectively), as compared to the Honduran and Salvadoran banking industry’s average NPL coverage ratio of 181.7% and 118.1%, respectively.

To date, our robust growth has not led to a deterioration of our loan portfolio due to our risk-management experience across our commercial and retail segments. In the commercial segment, which represented 73.6% of our total net loan portfolio as of June 30, 2017, we focus on the higher-quality clients in each sector of the economy, which allows us to maintain lower NPL levels. In retail lending, we target higher credit-worthy individuals, with job stability, low indebtedness and good commercial and personal references. As of June 30, 2017, our NPL and NPL coverage ratios were 1.1% and 93.4%, respectively.

Diversified funding base with competitive funding cost

We have access to diverse sources of funding, including traditional deposits (from both commercial and retail clients) and debt securities placed in local and international capital markets. For the three-month period ended June 30, 2017 and the year ended March 31, 2017, 70.6% and 69.0% of our total funding base, respectively, was comprised of traditional deposits. Our deposit base is broad and fragmented, such that we are not dependent on a certain type of client, which provides us with a competitive and consistent average cost of funding of 3.6% annualized for the three-month period ended June 30, 2017, 3.6% for the year ended March 31, 2017, 3.6% for the year ended March 31, 2016, and 3.7% for the year ended March 31, 2015. As of June 30, 2017, deposits were comprised of approximately 2.1 million accounts.

According to the GSB, Banco Industrial, our main subsidiary, has been the leading banking institution in deposits in Guatemala, with a market share of demand, savings, and term deposits of 30.3%, 23.9%, and 19.6% respectively, as of June 30, 2017. Our bank in Honduras, Banpaís occupies the fifth place in total deposits in Honduras according to the CNBS, with a market share of 10.4%, and specific market shares in demand, savings, and term deposits of 9.5%, 7.9% and 13.6%, respectively, as of June 30, 2017.

In order to further diversify our funding base and improve duration matching, we regularly access the international capital markets to provide our subsidiaries with long-term funding and regulatory capital at competitive costs. Since 2007, we have raised over US$2,155 million in funding from the international capital markets.

Efficient operational platform supported by best-in-class technology

Through the use of advanced technology, we are focused on providing high-quality services to our clients in an efficient manner. Through our electronic banking platform, we offer retail clients different options for performing transactions, including through ATMs, web channels, apps and SMS. For our commercial clients, we offer an integral solution through a web page to carry out remote banking operations in a quick and secure manner directly from their offices. For the three-month period ended June 30, 2017 and the year ended March 31, 2017 respectively, approximately 67.8% and 65.2% of our total banking transactions in Guatemala, 47.0% and 41.3% of our banking transactions in Honduras and 10.9% and 12.0% of our banking transactions in El Salvador were conducted electronically.

We have our own telecommunications infrastructure consisting of a microwave network that interconnects most of our points of service in Guatemala, Honduras and El Salvador, thus facilitating efficient communication and improving customer service. In addition, we offer an integrated regional banking service through an electronic platform (web page) called Regional Connection (Conexión Regional), which allows our clients to perform financial transactions between their accounts in Guatemala, Honduras, and El Salvador.

Our commercial activities are supported by our Client Relationship Management system (“CRM”). We believe that our CRM provides us with a competitive advantage by allowing us to segment our clients based on, among other factors, profitability, income level, consumption preferences and location. Our CRM platform allows us to service our clients more efficiently and improves productivity by allowing us to better identify our clients’ needs and target cross-selling opportunities.

We believe that our focus on technology has been a key driver in generating significant operational efficiencies. We have also implemented a cost-reduction strategy, which has helped us realize higher profit margins in our products and services. For the three-month period ended June 30, 2017 our efficiency ratio was 53.9% as compared to our efficiency ratios of 54.7% and 55.2% for the years ended March 31, 2017 and 2016, respectively. Our total productivity per employee, calculated as operating and administrative expenses over the number of employees, stood at US$35,587.8 per employee (annualized) for the three-month period ended June 30, 2017, and US$31,683.4 and US$30,993.4 for the years ended March 31, 2017 and 2016, respectively.

Experienced management team, highly involved board of directors

Our senior management has significant experience in the banking and financial services industry and the know-how to identify and offer products and services that meet our clients’ needs, while maintaining effective risk management and strong profitability levels. Since 1967, Banco Industrial has had only two Chairmen and two Chief Executive Officers and a stable senior management team with an average of over 20 years with the company.

The experience of our senior management in the industry ranges between 10 and 38 years and most of our senior managers have master’s degrees in their relevant fields of specialization from leading business schools in Latin America and the United States. In addition, we are focused on attracting, developing and maintaining highly qualified personnel.

Our approach to promotion and succession focuses on identifying and internally developing the talent needed for the future. This allows us to create a stronger administrative team and preserve our work culture.

Additionally, our board of directors is made up of well-known and recognized entrepreneurs in Guatemala with experience in the country’s largest industries such as textiles, food and beverages, cement, agroindustry, pharmaceutical and commercial products, among others. Our directors, including our independent directors, participate in all key governance committees and actively supervise our operations. Our directors’ experience in the financial industry ranges between 15 and 45 years. Our executive committee consists of our most senior directors, with an average of over 20 years of experience with the company. Our executive committee is required to meet at least quarterly but may meet more frequently if deemed necessary. In addition, because some of the boards of directors of our subsidiaries, such as Banco Industrial, are comprised of certain of the same members as our executive committee, members of our executive committee meet more frequently to discuss the operations of our subsidiaries.

Our Strategy

Over the course of our history we have developed a successful business strategy, which has allowed us to become Guatemala’s leading financial institution and expand our operations to attractive markets in Central America. This strategy provides us a basis for consistent profitable growth while adhering to sound risk-management policies. Beginning in 1995, a core element of our strategy has been the growth and expansion of our retail banking platform. We are also looking to increase market share in the small- and medium-enterprise (“SMEs”) and microfinance businesses, while maintaining our strategy of profitable growth combined with high-quality risk-management systems. We also aim to continue growing our other Central American operations by strengthening our business in Honduras and El Salvador and replicating our proven successful business model in other Central American countries, such as Panama.

We expect to achieve these objectives through the following strategies:

Increase our market share in high-margin businesses

As of June 30, 2017, our loan exposure was mainly concentrated in the commercial segment, representing 73.6% of our total net loan portfolio while the retail segment represented 26.4% of our total net loan portfolio, compared to our loan exposure of 73.9% and 26.1% in the commercial and retail segments, respectively, as of March 31, 2017. We believe the retail segment, as well as SMEs, provide not only great potential for growth, but also the ability to increase our financial margins. Further penetrating these segments will contribute to higher interest rates when compared to those charged to large corporations.

We will seek growth in the retail segment through a dual strategy of cross-selling with our existing clients, offering key retail products such as credit cards, payroll loans, mortgages, auto loans and other consumer loans, as well as through the generation of new clients as a result of the expansion of service points and entry into new market niches.

We aim to achieve growth in SME clients by creating partnerships with associations and organizations that bring together SMEs, with the aim of developing products and services within this segment, such as the development of a revolving credit line program designated for working capital needs for the members of the Chamber of Commerce and Industry in Guatemala.

In order to maximize cross-selling efforts, we have implemented a CRM platform that closely monitors the number of products per client, which has helped us identify opportunities to offer additional financial services to the clients of our banking and non-banking subsidiaries with an emphasis on meeting individual customer needs identified by our sales force.

Capitalize on low banking penetration and increase our presence in rural areas

According to the World Bank, only 40.8% of the adult population (above 15 years old) of Guatemala had an account at a formal financial institution as of December 31, 2014; the same metric for Brazil, Colombia, Peru, Mexico and Chile was 68.1%, 38.4%, 29.0%, 38.7% and 63.2%, respectively (most recent data available). We believe that this low penetration rate creates a growth opportunity for us, which we plan to capitalize upon pursuant to the following strategies:

•	developing financial products and services adapted to our microfinance customer needs, including loans, payment methods, insurance and specialized branches;

•	increasing our network of correspondent agents in rural areas, enabling the population of these areas to have access to financial services through points of service in well-established businesses recognized in the community, providing a more familiar environment for them; and

•	focusing on the family remittance business, which continues to represent a significant market opportunity in our existing geographic markets, allowing us to offer other banking services to the beneficiaries, like savings accounts, health and life insurance, mortgage products and credit cards, among others.

Continue to focus on monitoring and managing risks across all business areas

We have an experienced team focused on monitoring and managing risks across all business areas, including operational, market, liquidity and credit risks. Historically, we have experienced stable, low NPL ratios, well below the average NPL ratios for the countries in which we operate. Our overall NPL ratio as of June 30, 2017 was 1.1%; NPL ratios for our commercial banking portfolio and our retail banking portfolio were 0.5% and 2.8% as of June 30, 2017, respectively. As we continue to further penetrate higher-margin segments, by means of our strong risk-management system, we plan to take measures to ensure that growth in these segments does not lead to deterioration in our loan portfolio quality.

Sustain momentum in insurance

We intend to continue growing our personal insurance business by offering our clients differentiated and simplified products focused on client segmentation and specific distribution-channel needs, including branches, telemarketing and third-party networks. Guatemala offers opportunities for growth in the insurance segment due to its low penetration with a 1.2% ratio of gross premiums written-to-GDP as of December 31, 2016, according to the GSB and the Guatemalan Central Bank. We expect that future growth opportunities will arise from increased insurance needs of existing clients across all lines of business and the acquisition of new clients, mainly in health and life insurance.

Recently, the Guatemalan government has made certain proposals that could, if implemented, result in the occurrence of the following events: implementation of mandatory third-party liability insurance for automobile drivers (auto), reform or privatization of pensions in Guatemala (health and life), and widespread insuring of state-owned assets such as highways, bridges, and public sector buildings (property and casualty). Our insurance companies are well-structured to capitalize on any of these opportunities, should they arise, and are actively promoting the development of these market opportunities.

Additionally, in September 2014, we acquired Grupo Sermesa, which we believe is one of the largest hospital groups in Guatemala by bed count, with 302 beds across six hospitals as of June 30, 2017. We intend to vertically integrate our medical operations with our accident and health insurance business to drive growth. Furthermore, we believe that this acquisition will not only benefit the insurance business but also constitute a significant growth opportunity for us given Guatemala’s limited infrastructure and staffing in the healthcare field, which generates pent-up demand for medical services in the country. For a discussion of our insurance strategy, see “Business—Insurance Segment.”

Further develop our Central American operations

Our presence in Guatemala, Honduras, El Salvador and Panama has enabled us to position ourselves as one of the largest financial conglomerates in Central America, and represents a platform for expansion to the other countries in the region. In the development of our regional expansion we will continue to pursue growth opportunities both organically and through acquisitions.

We intend to continue capitalizing on economies of scale and operating efficiencies through the implementation of the standards and best-practices of Banco Industrial’s business model in Guatemala in our banking operations in Honduras, El Salvador and Panama.

Despite our growing presence in Central America, we believe that Guatemala will continue to represent the majority of our operations and that the Central American expansion will continue to be centered through economies with significant ties to our clients and to the overall Guatemalan economy.

Risks and Challenges

Our ability to leverage our strengths and successfully pursue our strategies is subject to a high degree of risk. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our shares. Such risks include, but are not limited to, the following:

•	Our growth and profitability depend on the level of economic activity in the countries where we operate, particularly Guatemala.

•	Social conditions in the countries where we operate, especially Guatemala, impact our financial condition and results of operations. Central American countries have experienced and continue to experience significant violence and criminal activity.

•	Political developments in the countries where we operate, notably Guatemala, Honduras and El Salvador have an effect on our growth and profitability. Recent corruption scandals in Guatemala and Honduras have prompted large protests, investigations and resignations of government officials. The Guatemalan President and Congress that took office in January 2016 have experienced some political difficulties that have led to reduced effectiveness. However, their general business outlook remains positive.

•	We are a financial group established as a holding company and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends to us.

•	Our loan and investment portfolios and financial results are exposed to market risks, including interest rate changes, inflation, and currency fluctuations.

•	Our banking business is subject to credit risk; estimating exposure to credit risk involves subjective and complex judgments and requires continuous upgrades to our credit management system.

•	A decline in the asset quality of our loan portfolio may have an adverse impact on results of operations and financial condition of our banking business.

•	Our insurance business is exposed to risks related to differences between underwriting and reserve assumptions and actual claims experienced.

•	Our subsidiaries are subject to extensive regulation and supervision in the countries in which we operate and changes in existing regulations or the implementation of future regulations may adversely affect our results of operations and financial condition, and the value of our assets may be impaired due to regulatory initiatives and procedures.

•	Increased competition may adversely affect our results of operations.

•	We depend on key personnel and the loss of any of our experienced principal officers, key employees or senior managers could negatively affect our ability to execute our business strategy.

Corporate Information

Our registered office in Panama is located at Samuel Lewis Avenue and 57th Street, Obarrio, Panama City, Panama. The principal executive offices of our main subsidiaries are located at 7a Avenida 5-10, Zona 4, Centro Financiero, Torre 1, Nivel 2, 01004, Guatemala, Guatemala. Our telephone number at this address is + (502) 2420 3625. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011. Our website address, the contents of which are not part of and are not incorporated into this prospectus, is www.corporacionbi.com.

THE OFFERING

The following is a brief summary of the terms of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For a more complete description of our shares, see “Description of Share Capital and Articles of Incorporation” in this prospectus.

Issuer	Bicapital Corporation.

Underwriters	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC.

Offering	We are offering shares of common stock.

Offering price	We expect the offering price to be between US$ and US$ per share of common stock.

Option to purchase additional shares	We have granted the underwriters an option to purchase up to additional shares at the offering price (less the underwriting discounts and commissions) exercisable at any time for a period of 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from the offering, after the deduction of commissions and the estimated offering expenses payable by us, will be approximately US$ (or approximately US$ if the option to purchase additional shares is fully exercised) based on the mid-point of the price range on the cover page of this prospectus.

We intend to use the net proceeds from this offering to increase capital in our banking subsidiaries, mainly Banco Industrial. See “Use of Proceeds.”

Share capital before and after offering	We have three classes of authorized stock: (i) common, (ii) limited voting preferred and (iii) non-voting preferred. As of the date of this prospectus, we have shares of common stock and non-voting preferred shares issued and outstanding. We have no limited voting preferred shares issued or outstanding. Immediately after the offering, we will have shares of common stock issued and outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock (or shares of common stock if the option to purchase additional shares is fully exercised). See “Description of Share Capital and Articles of Incorporation.” The figures above do not take into account the Perpetual Exchange Right in favor of Banco Industrial’s shareholders. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

Voting rights	Holders of shares of our common stock will have one vote per share on all matters submitted to a vote of holders of shares of common stock. Holders of shares of limited voting preferred stock will have one vote only for certain particular matters. See “Description of Share Capital and Articles of Incorporation.”

Dividends	We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us. Non-voting preferred shares have a preferential right to receive dividends. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.” Shares of common stock may only receive dividends after dividends are paid on non-voting preferred shares. See “Dividends and Dividend Policy” for further information on our dividend policy.

Listing	We will apply to list our shares on NYSE under the symbol “BICA.”

Transfer agent	American Stock Transfer & Trust Company, LLC. will act as our transfer agent for the offering of our shares of common stock.

Lock-up agreements	We, our directors and officers and certain of our shareholders (approximately 125 shareholders), who are extended family members of our directors and officers, or entities in which our directors and officers participate as shareholders or directors, which together with our directors and officers hold 68.60% of our common shares, have agreed that, subject to certain exceptions, we and they will not, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any of our shares or any securities convertible into, or exercisable or exchangeable for our shares, or publicly announce an intention to effect any such transaction, without the prior written consent of the representatives on behalf of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting—Lock-up Restrictions.”

Taxation	For a discussion of material Panamanian, Guatemalan and U.S. federal income tax consequences relating to an investment in our shares, see “Taxation.”

Risk factors	Investing in our shares involves risks. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth our summary consolidated financial information. The summary financial data as of March 31, 2017 and 2016 and for the years ended March 31, 2017, 2016 and 2015 have been derived from our Annual Financial Statements included in this prospectus. The summary financial data as of June 30, 2017 and for the three-month periods ended June 30, 2017 and 2016 have been derived from our Interim Financial Statements included in this prospectus. Our Financial Statements were prepared in accordance with IFRS as issued by the IASB. The summary financial data as of March 31, 2015, 2014 and 2013 and for the years ended March 31, 2014 and 2013, have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB (not included in this prospectus).

The financial data included below and elsewhere in this prospectus are not necessarily indicative of our future performance. Results for the three-month period ended June 30, 2017 are not necessarily indicative of results expected for the full year. The summary consolidated financial information presented below should be read in conjunction with our Financial Statements, “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus.

	For the three-month period ended June 30,		For the year ended March 31,
	2017	2016	2017	2016	2015	2014	2013
	(US$ in millions)		(US$ in millions)
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
Interest income	251.3	232.0	959.2	889.1	819.0	738.6	624.2
Interest expense	(119.9)	(113.7)	(457.3)	(416.4)	(387.0)	(371.8)	(310.5)

Net interest income	131.4	118.3	501.9	472.8	432.0	366.8	313.7
Loan impairment charges	(12.1)	(11.8)	(51.5)	(51.6)	(56.5)	(28.5)	(16.9)

Net fee and commission income	42.6	34.8	185.9	168.8	159.9	171.8	156.7
Net premium income	7.3	5.8	26.7	22.3	31.4	26.1	20.2

Profit for banking and insurance operations	169.2	147.1	662.9	612.3	566.8	536.1	473.6
Operating and administrative expenses	(120.8)	(103.6)	(426.9)	(398.3)	(365.8)	(326.7)	(276.1)
Other operating income, net	15.5	13.3	28.8	26.6	18.7	13.6	9.8

Profit before tax	63.8	56.7	264.9	240.6	219.6	223.0	207.4
Income tax	(9.2)	(6.3)	(34.7)	(24.7)	(33.7)	(41.8)	(45.4)
Profit for the period Attributable to:	54.6	50.4	230.1	215.9	185.9	181.2	162.0

Equity holders of Bicapital	52.6	48.6	223.0	208.9	179.3	174.9	155.9
Non-controlling interest	2.0	1.8	7.2	7.0	6.6	6.3	6.1
Basic and diluted earnings per share (US$)(1)(2)	0.47	0.44	1.99	1.89	1.63	1.59	1.43
Weighted average number of ordinary shares outstanding (millions)(2)	112.6	110.4	112.1	110.4	110.3	110.1	108.9

(1)	Basic earnings per share is determined dividing profit after taxes attributable to the equity holders of Bicapital by the weighted average number of ordinary shares outstanding during the respective year. Diluted earnings per share reflect the potential dilution assuming the conversion of all dilutive potential ordinary shares. See Note 3u and Note 30 to our Annual Financial Statements for more information.
(2)	Adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

	As of June 30,	As of March 31,
	2017	2017	2016	2015	2014	2013
	(US$ in millions)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Assets
Cash and cash equivalents	1,825.2	1,731.9	1,760.7	1,427.9	1,078.6	1,082.9
Investment securities	3,454.3	3,578.4	3,422.9	3,212.2	3,149.7	2,737.0
Loan portfolio, net	9,027.6	8,834.4	7,880.0	7,128.2	6,372.3	5,512.0
Restricted cash	112.7	112.6	91.8	79.8	115.6	105.7
Property and equipment, net	332.4	342.0	310.9	297.7	267.3	253.0
Goodwill	146.8	146.8	137.9	139.0	136.3	135.9
Other(1)	465.3	441.6	397.9	355.6	289.5	285.0

Total assets	15,364.3	15,187.6	14,002.0	12,640.4	11,409.3	10,111.6

Liabilities
Deposits and obligations from customers	9,473.1	9,134.1	8,571.4	7,735.5	7,079.1	6,600.1
Financing	2,947.6	3,124.6	2,821.1	2,593.2	2,221.5	1,594.6
Debt securities issued	792.0	782.6	644.1	626.8	561.2	521.2
Accruals and deferred income	299.5	267.6	257.4	239.9	213.1	198.8
Subordinated liabilities	196.4	193.1	193.0	192.9	195.8	178.3
Insurance reserves	157.3	168.8	142.2	115.1	106.0	104.9
Other(2)	123.6	134.1	214.2	98.0	90.4	81.6

Total liabilities	13,989.4	13,804.7	12,843.3	11,601.6	10,467.2	9,279.6

Equity
Share capital	423.8	437.4	392.3	391.8	389.3	386.4
Reserves	569.5	460.3	259.4	247.5	221.3	180.1
Capital contributions	54.1	7.1	7.1	7.1	7.1	7.3
Retained earnings	267.1	420.3	487.2	373.5	298.0	234.5
Other comprehensive income	21.8	20.7	(22.5)	(13.8)	(4.7)	(6.4)

Equity attributable to owners of Bicapital	1,336.3	1,345.9	1,123.5	1,006.0	911.0	801.8
Non-Controlling interests	38.5	37.1	35.2	32.8	31.1	30.2

Total equity	1,374.9	1,382.9	1,158.7	1,038.8	942.1	832.0

Total equity and liabilities	15,364.3	15,187.6	14,002.0	12,640.4	11,409.3	10,111.6

(1)	Other assets are composed of: other receivables, prepayments, assets under insurance contracts, foreclosed assets, intangible assets and investment property.
(2)	Other liabilities are composed of: government repurchase agreements, provisions, liabilities under insurance contracts, derivative liabilities held for risk management, employee benefits and deferred tax.

	As of and for the three-month period ended June 30,		As of and for the year ended March 31,
	2017	2016	2017	2016	2015	2014	2013
	(in percentages, unless otherwise indicated)
SELECTED FINANCIAL RATIOS
Performance Ratios
Net interest margin(1)	4.0%	3.9%	4.0%	4.1%	4.3%	3.9%	3.9%
Efficiency ratio(2)	53.9%	56.2%	54.7%	55.2%	54.2%	53.2%	51.4%
Return on average assets(3)	1.4%	1.4%	1.6%	1.6%	1.6%	1.7%	1.7%
Return on average shareholders’ equity(4)	16.3%	17.6%	18.8%	19.4%	19.4%	21.7%	22.7%
Fee income ratio(5)	25.2%	23.7%	28.0%	27.6%	28.2%	32.0%	33.1%
Capital and Balance Sheet Structure
Average total equity as a percentage of average total assets(6)	8.8%	8.1%	8.4%	8.4%	8.0%	7.6%	7.5%
Total equity as a percentage of total assets(7)	8.9%	8.2%	9.1%	8.3%	8.2%	8.3%	8.2%
Tier 1 capital as a percentage of risk-weighted assets(8)	12.6%	12.3%	12.9%	12.3%	11.6%	11.8%	11.9%
Capital ratio of Bicapital(9)	14.3%	14.7%	14.7%	14.7%	14.2%	14.8%	15.0%
Capital ratio of Banco Industrial(9)(10)	12.7%	11.4%	12.6%	12.5%	11.3%	11.9%	13.5%
Capital ratio of Banpaís(9)(11)	12.9%	12.7%	12.5%	12.7%	13.0%	13.2%	12.2%
Capital ratio of BI El Salvador(9)(12)	18.1%	17.5%	18.1%	18.3%	19.8%	20.4%	19.6%
Total loans, net as a percentage of total deposits	95.3%	90.2%	96.7%	91.9%	92.1%	90.0%	83.5%
Credit Quality Ratios
NPL ratio(13)	1.1%	1.2%	1.0%	1.2%	1.1%	1.7%	1.8%
Loan impairment charges as a percentage of total gross loans(14)	0.4%	0.8%	0.6%	0.5%	1.0%	0.4%	0.4%
NPL coverage ratio(15)	93.4%	92.8%	95.9%	93.5%	104.6%	90.7%	95.7%
Allowance for loan losses as a percentage of total loans(16)	1.0%	1.1%	1.0%	1.2%	1.2%	1.7%	1.8%
Other Data
Dividends (US$ in millions)(17)	—	—	96.7	88.9	83.3	77.6	71.4
Dividends per share (in US$)(18)	—	—	0.85	0.80	0.75	0.70	0.65
Employees	13,582	12,970	13,473	12,850	12,211	10,386	9,850
Branches	799	772	802	768	654	627	568
ATMs(19)	1,202	1,115	1,171	1,100	1,066	998	979

(1)	Refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances. Net interest margin for the three-month period ended June 30, 2017 is annualized and calculated as net interest income for the period multiplied by four, divided by an average of interest earning assets as of March 31, 2017 and June 30, 2017.
(2)

Refers to operating and administrative expenses before depreciation and amortization divided by the period’s profit for banking and insurance operations plus loan impairment charges for the years ended March 31, 2017, 2016 and 2015. For the three-month periods ended June 30, 2017 and June 30, 2016 refers to operating and administrative expenses before depreciation and amortization minus operating and administrative expenses from our health care subsidiaries, divided by the period’s profit for banking and insurance operations plus loan impairment charges. For the three-month periods ended June 30, 2017 and June 30, 2016, operating and administrative expenses from our health care subsidiaries have been excluded from our consolidated operating and administrative expenses as a result of a reclassification of our income from health care services as other operating income. For the three-month period ended June 30, 2017 a US$6.4 million non-income tax expense from the intercompany sale of land has been excluded from our consolidated operating and administrative expenses which is considered a non-recurring transaction.
(3)	Refers to profit for the period divided by average total assets. The average balances for total assets have been calculated on the basis of monthly balances. ROAA for the three-month period ended June 30, 2017 is annualized and calculated as profit for the period multiplied by four, divided by an average of total assets as of March 31, 2017 and June 30, 2017.
(4)	Refers to profit for the period divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our monthly balances. ROAE for the three-month period ended June 30, 2017 is annualized and calculated as profit for the period multiplied by four, divided by an average of shareholders’ equity as of March 31, 2017 and June 30, 2017.
(5)	Refers to net fee and commission income divided by profit for banking and insurance operations.
(6)	The average balances for total equity and total assets have been calculated on the basis of monthly balances.
(7)	Refers to the end-of-period total equity divided by the end-of-period total assets.
(8)	Refers to the end-of-period Tier 1 capital divided by the end-of-period risk-weighted assets. See Note 5 to our Annual Financial Statements.
(9)	Refers to the ratio of total regulatory capital to total risk-weighted assets. Total regulatory capital and risk-weighted assets are calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Regulatory capital and risk-weighted assets for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB. Regulatory capital and risk-weighted assets for Banpaís are calculated in accordance with regulatory requirements of the CNBS, while the regulatory capital and risk-weighted assets for BI El Salvador are calculated in accordance with regulatory requirements of the SSF. See Note 5 to our Annual Financial Statements.
(10)	Banco Industrial’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 10.0% of the GSB.
(11)	Banpaís’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 12.0% of the CNBS.
(12)	BI El Salvador’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 14.5% of the SSF.
(13)	Based on the loan activity carried out by our banking subsidiaries (Banco Industrial, Banpaís and BI El Salvador). Calculated as total NPL divided by total loans.
(14)	Figures for the three-month period ended June 30, 2017 and June 30, 2016 have been annualized.
(15)	Refers to the end-of-period allowance for loan losses divided by the end-of-period NPL.
(16)	Refers to the end-of-period allowance for loan losses divided by the end-of-period total loans.
(17)	Dividends include dividends declared and paid by Bicapital for each year presented. See Notes 3 and 28b to our Annual Financial Statements. Dividends are declared and paid in U.S. dollars.
(18)	Adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”
(19)	Excludes third-party network ATMs.

RISK FACTORS

An investment in our shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information presented in this prospectus, before buying our shares. Any of the following risks, if they actually occur, could have a material adverse effect on our financial condition and results of operations. In that event, the market price of our shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business Overall

We are a holding company, and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends to us.

As a holding company, all of our operations are conducted through our subsidiaries. Accordingly, our ability to pay dividends to you will depend upon our receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions in Guatemala, El Salvador, Honduras, Panama and The Bahamas that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as the obligation to maintain minimum regulatory capital and liquidity requirements. Our ability to pay dividends may also be affected by repatriation taxes or similar taxes because we and our subsidiaries are domiciled in different jurisdictions. In addition, our subsidiaries may incur indebtedness or enter into other arrangements containing terms that may restrict or prohibit the payment of dividends, the making of other distributions, or the making of loans to us. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying dividends to us, our ability to pay dividends to our shareholders will be adversely affected.

The only assets that we currently hold are our equity interests in our subsidiaries. As a holding company, our right to receive any distribution of assets from our subsidiaries upon any subsidiary’s liquidation or reorganization or otherwise (and thus the ability of the holders of our shares to benefit from such distribution), will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by us as a creditor of such subsidiary may be recognized as such. Accordingly, holders of our shares will effectively be subordinated to all existing and future liabilities of our subsidiaries, and, in the event of any claim against us, our shareholders may have recourse only against our assets, and not those of our subsidiaries.

We may not be able to continue our historical growth.

We have experienced significant growth, and our subsidiaries’ loans, deposits, premiums, assets under management and profits have all experienced substantial growth since our formation. We may not be able to continue to grow strongly or at all in the future due to numerous factors, including factors beyond our control affecting the economies of the countries in which we operate, such as:

•	a slowdown in the growth of the economies of Guatemala, Honduras, Panama and El Salvador;

•	exchange rate fluctuations;

•	increased inflation;

•	changes in regulations and governmental banking or insurance policies;

•	the degree of penetration of financial services, especially banking and insurance products, in Guatemala, Honduras, Panama and El Salvador;

•	increased competition in the financial services and insurance markets; and

•	increased costs of funding and increases in loan delinquencies and defaults.

These factors could have a material adverse effect on our financial condition and results of operations.

Increased competition and consolidation in our industry may adversely affect our financial condition and results of operations.

We face significant competition from other Central American financial groups and from international financial institutions in providing financial services to the Central American retail and commercial banking sectors. In many markets in which we have operations, there are no restrictions on foreign competitors entering those markets and providing financial services. The banking markets in Central America are highly competitive. Over the last decade, the trend in the Central American banking markets has been toward consolidation and the establishment of regional platforms. As foreign participants with more reserves enter the market, attracted by Central America’s low banking penetration, we may be at risk of losing a portion of our market share to new larger local institutions. Our subsidiaries have experienced strong competition from local and foreign banks, as well as from department stores that offer credit cards and the local and international capital markets that lend to commercial clients.

Competition may reduce the average interest rates and insurance premiums that our subsidiaries can charge their clients, increase the average rates they must pay on deposits, and may negatively affect loan growth and place pressure on margins. Some of our subsidiaries’ competitors may have access to greater resources and may be more successful in the development of products and services that compete directly with theirs. If competitors are successful in developing products and services that are more effective or less expensive than the products and services offered by our subsidiaries, they may be unable to compete successfully. Even if our subsidiaries’ products and services prove to be more effective than those developed by other competitors, such other competitors may be more successful in marketing and positioning their products and services because of greater financial resources or marketing strategies, among other factors. Our subsidiaries may not be able to grow or maintain their market share if they are not able to match their respective competitors’ pricing or keep pace with their development of new products and services. Adverse impacts resulting from increased competition could have a material adverse effect on our financial condition and results of operations.

We and our subsidiaries are subject to extensive regulation and supervision in the countries in which we operate, and changes in existing regulations or the implementation of future regulations may adversely affect our financial condition and results of operations.

We and our subsidiaries are subject to extensive banking and insurance regulations and may be subject to other regulations, including antitrust, consumer protection and data protection regulations, in the jurisdictions in which we operate that are designed to maintain the safety and reliability of banks and insurance companies, ensure their compliance with economic and other obligations and limit their exposure to risk. These regulations or new regulations may increase our cost of doing business or limit our activities. In addition, a breach of regulatory guidelines could expose us to potential liabilities or sanctions.

We and our banking subsidiaries are subject to extensive regulation and supervision by the local banking authorities in the countries in which we operate (the GSB, the CNBS, the PSB and the SSF). The Guatemala Superintendency of Banks, the Honduras National Commission of Banks and Insurance, the Superintendency of Finance of El Salvador and the Panamanian Superintendency of Banks (Superintendencia de Banco de Panama or “PSB”) also oversee all of Banco Industrial, Seguros El Roble, Banpaís, Seguros del País, Bi-Bank and BI El Salvador’s subsidiaries and their operations, respectively. The GSB, the CNBS, the PSB and the SSF have general administrative responsibilities over banks, other financial institutions and insurance companies, including authority to set loan loss provisions, limits on fees, regulatory capital requirements and other minimum capital adequacy and reserve requirements. In addition, on a periodic basis, banks and insurance companies are required to provide the GSB, the CNBS, the PSB and the SSF all information necessary to allow for their evaluation of their financial performance.

Changes in the regulation and supervision of ourselves and our subsidiaries could have a material adverse effect on our financial condition and results of operations. For example, these regulatory bodies regulate, and have in the past changed, capital structure and deposit reserve requirements, interest paid on deposit reserves, the amount of deposit reserves for which no interest is payable, rules regarding provisions for loan losses and legal lending limits. Furthermore, our subsidiaries could be required to increase their level of provisions in response to pro-cyclical provisioning requirements that could be activated by regulators under certain favorable macroeconomic conditions.

The laws or regulations of the countries in which we operate may be amended, adopted, enforced or interpreted in a manner that could have an adverse effect on our financial condition and results of operations. Any failure to adopt adequate responses to such changes in the regulatory framework may have an adverse effect on our financial condition and results of operations. Antitrust, consumer protection and data protection legislation may prevent or reduce our existing ability to package financial products and thus decrease our profitability per customer. We cannot predict whether and to what extent new laws and regulations, or changes to existing laws and regulations, affecting our subsidiaries’ business will be adopted in the future, the timing of any such adoption and what effect such events would have on our financial condition and results of operations.

The operations of our subsidiaries require the maintenance of banking, insurance and other licenses and any non-compliance with applicable license and operating obligations could have a material adverse effect on our financial condition and results of operations.

All banks and insurance companies established in the jurisdictions in which we operate require certain authorizations issued by the applicable regulators in order to operate. Our banking and insurance subsidiaries currently have the required licenses in order to conduct their operations in their corresponding jurisdictions. Although we believe our subsidiaries are currently in compliance with their respective existing material license and reporting obligations, they may not be able to maintain the necessary licenses in the future. For example, future changes to existing laws and regulations, or stricter interpretation or enforcement of existing laws and regulations, could impair our subsidiaries’ ability to comply with such laws and regulations and thus with the terms of their licenses. If our subsidiaries do not comply with applicable statutory and regulatory requirements, the regulatory authorities could preclude or temporarily suspend them from carrying on some or all of their banking or insurance activities or monetarily penalize them.

The loss of a license, a breach of the terms of a license by any of our subsidiaries or the failure to obtain any further required licenses in the future could have a material adverse effect on our financial condition and results of operations. If any of our subsidiaries loses its licenses or is required to seek additional licenses, then such subsidiary will be unable to perform its operations as it is currently authorized, which could have a negative impact on our financial condition and results of operations.

Under certain circumstances, the regulatory authorities in the countries in which we operate may intervene in our and our subsidiaries’ operations in order to prevent, control and reduce the effects of a failure of our operations.

The regulators that oversee our banking and insurance subsidiaries operations may intervene upon the occurrence of any of the following events, depending on the applicable law:

•	suspension of payment of their obligations or inability to pay their obligations as they come due;

•	breach any of their commitments to the regulators under a surveillance regime imposed by them;

•	performance of business in a manner detrimental to the public interest or the interests of its depositors or other creditors; and

•	contravention of banking law or any other law, order or regulation made thereunder, or any term or condition subject to which the license was issued.

In the event of an intervention, the applicable regulator has the power to institute certain measures, such as limiting the decisions that could be taken at a shareholders’ meeting, suspending our normal activities and segregating certain assets and liabilities for transfer to third parties, among others. Furthermore, the regulators have the power under the applicable laws to declare the wind-up or liquidation of any bank or insurance company if an intervention extends for longer than a certain period of time, which period may be extended, and any company that has been subject to an intervention may not pay dividends or grant loans to its shareholders.

The adoption of new international banking and insurance guidelines may cause our subsidiaries to require additional capital and could cause their cost of funds to increase, which could have a material adverse effect on our financial condition and results of operations.

In December 2009, the Basel Committee announced its intention to issue a new framework (“Basel III”), related to the regulation, supervision and risk management of the banking industry. Among the changes adopted by Basel III were raising the quality, consistency and transparency of the capital base; enhancing risk coverage; reducing procyclicality and promoting countercyclical buffers; and addressing systemic risk and interconnectedness.

Our banking subsidiaries have implemented Basel I regulations regarding the minimum capital adequacy requirements for risk-weighted assets in each country in which they operate. The minimum level of net capital on an unconsolidated basis as a percentage of risk weighted assets, or capital ratio, is 10.0% in Guatemala, 12.0% in Honduras, 14.5% in El Salvador and 8.0% in Panama.

We have also implemented several measures within our operations and our banking subsidiaries related to Basel II and Basel III requirements as described below.

For Basel II, methodologies have been authorized by the relevant board of directors or the management board, as appropriate, to allow compliance with the first pillar related to the calculation of expected loss in credit risk, liquidity-adjusted value-at-risk and interest and exchange rate risk. For operational risk, the alpha factor remains to be calculated. For Pillar II and Pillar III, the regulator has constant supervision in-situ and ex situ, allowing constant communication and transparency. In addition, a website available to shareholders, investors, clients and other stakeholders is updated monthly.

With regards to Basel III, our subsidiaries monitor liquidity coverage ratios weekly and report liquidity bands to the regulator on a monthly basis in accordance with Basel II criteria. Currently, stress scenarios are being reconstructed to incorporate systemic risk and interconnectedness implementing the short- and long-term liquidity ratios under Basel III.

In connection with countercyclical buffers, our subsidiaries have been establishing basic reserves to cover our portfolio growth, however, we are developing methodologies to implement dynamic reserves, as even though our reserve coverage indicator is above required levels, it is a priority for each institution to comply with Basel III. Although each institution has calculated the total value-at-risk, specific reserves to cover them have not yet been established.

Our operations in Guatemala, Honduras and El Salvador are not currently required to adhere to Basel II and Basel III requirements. Our operations in Panama are required to adhere to Basel III provisions regarding minimum capital adequacy requirements, the rules for determining credit and risk-weighted assets and the guidelines for calculating our short-term liquidity ratio coverage. We cannot assess the impact of any such requirements in the future on our financial condition or results of operations.

We may need additional capital in the future, and may not be able to obtain such capital on acceptable terms, or at all.

In order for us to grow, remain competitive, enter into new businesses and meet regulatory capital adequacy requirements, we may require new capital in the future. Moreover, we may need to raise additional capital in the event of large losses in connection with any of our activities that result in a reduction of our shareholders’ equity. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	any necessary government regulatory approvals;

•	conditions in global credit and capital markets;

•	general market conditions for capital-raising activities by financial institutions or commercial banks; and

•	economic, political and other conditions in Central America.

We may not be able to obtain additional capital in a timely manner or on acceptable terms or at all. If we are unable to obtain additional capital, our financial condition and results of operations could be materially and adversely affected.

The banking and insurance markets are exposed to macroeconomic shocks that may negatively impact income, and consequently, could have a material adverse effect on our financial condition and results of operations.

Our banking business is currently concentrated in corporate clients. As a result, our loan portfolios are subject to global and regional economic development that have a significant adverse effect on Central America, particularly Guatemalan businesses. Part of our growth strategy is to increase our participation and market share in the retail, SME and microfinance businesses. As a result, our loan portfolio is vulnerable to macroeconomic shocks that could negatively impact the household and business income of our clients and result in increased loan losses. Furthermore, because the penetration of bank lending products in the Central American retail and SME sectors has been historically low, there is no basis to evaluate how the retail and SME markets will perform in the event of an economic crisis, such as a recession or a significant devaluation of the quetzal or lempira, in the case of Guatemala and Honduras, respectively, and our historical loan loss experience may not be indicative of the performance of our loan portfolios in the future.

Our investment portfolio is exposed to significant capital market risks related to changes in interest rates and credit spreads, as well as other investment risks, which may adversely affect our financial condition and results of operations.

The performance of our investment portfolio has a significant impact on our financial results. A failure to successfully execute our investment strategy could have an impact on our financial condition and results of operations. For example, as part of their operations, our insurance and banking subsidiaries invest in various financial instruments and other assets, primarily debt and fixed income. They have established position limits in accordance with their overall risk management policy and with regulatory requirements. Our investment portfolio is subject to a variety of market risks beyond our control, including risks relating to general economic conditions, interest rate fluctuations, pre-payment or reinvestment risk, liquidity risk and credit risk. Although we attempt to manage market risks through, among other things, stressing diversification and conservation of principal and liquidity, it is possible that, in periods of economic weakness or periods of turmoil in capital markets, we may experience significant losses in our portfolio, which would have a material adverse effect on our financial condition and results of operations.

A reduction in the value of our sovereign debt portfolios could have an adverse effect on our financial condition and results of operations.

Our portfolio of investment securities primarily consists of sovereign bonds, mainly securities issued or guaranteed by the Guatemalan government. We are exposed to significant credit, market and liquidity risks associated with sovereign debt. As of June 30, 2017, 93.5% of our investment portfolio consisted of government securities. As of June 30, 2017, 83.3% of our investment portfolio was invested in securities issued by the Guatemalan government and the Guatemalan Central Bank in the international and domestic capital markets, which represented 89.1% of our government securities. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations.

Reductions in the credit ratings of our subsidiaries could increase our cost of borrowing funds and make our ability and that of our subsidiaries to raise new funds, attract deposits and renew maturing debt more difficult.

The credit ratings of our subsidiaries, particularly Banco Industrial, are an important component of our liquidity profile. Among other factors, our credit ratings and those of our subsidiaries are based on the financial strength, credit quality and concentrations in the loan portfolio of our subsidiaries, the level and volatility of earnings, capital adequacy, the quality of management, the liquidity of our balance sheet, the availability of a significant base of core retail and commercial deposits and our ability to access a broad array of funding sources. Our lenders and those of our subsidiaries may be sensitive to the risk of a ratings downgrade. For instance, on June 3, 2015, Moody’s downgraded its rating for Banco Industrial as a consequence of the implementation of Moody’s new bank rating methodology, in line with actions taken with respect to other Central American and Caribbean banks. Similarly, on October 28, 2016, Standard and Poor’s revised its outlook from stable to negative for Banco Industrial as a result of similar downgrade for Guatemala. Although these downgrades have not impacted our cost of funding to date, a future downgrade in our credit ratings could not only adversely affect perception of our financial stability but could also increase the cost of refinancing our existing obligations, raising funds in the capital markets and borrowing funds from private lenders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding.”

We may not be able to detect money-laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and harm our business.

We are required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations in Guatemala, El Salvador, Honduras, Panama and The Bahamas. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases only been recently adopted to address new laws and may not completely eliminate instances where our operations may be used by other parties to engage in money laundering and other illegal or improper activities. Moreover, due to the high levels of drug trafficking and organized crime in the countries in which we operate, we face an increased risk of the use of our banking network for money-laundering purposes. To the extent we fail to fully comply with applicable laws and regulations, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us. For instance, on August 2015, the Unit of Special Supervision (Intendencia de Verificación Especial) of the GSB imposed administrative fines on Banco Industrial for certain reporting omissions, including a failure to maintain certain information and documentation regarding customers and delays in reporting one suspicious transaction. The aggregate amount of these fines amounted to US$85,000, which was not material to our operations. In addition, our business and reputation could suffer if clients use us for money-laundering or illegal or improper purposes. Enforcement action by the relevant government agencies may limit our ability to collect amounts due from such entities and therefore affect our financial results.

In addition, U.S. trade and economic sanctions laws, including regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) may impact us since any failure to comply with these laws and regulations could lead to reputational harm. U.S. export control laws and economic sanctions laws prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities. Any foreign entity or national who does not comply with these prohibitions could be designated as Specially

Designated Narcotics Traffickers or as Specially Designated Nationals pursuant to the Foreign Narcotics Kingpin Designation Act (“Kingpin Act”) for playing a significant role in international narcotics trafficking. Any investigation by OFAC may also have a negative impact on the political and economic stability of a country’s banking sector.

For instance, in Honduras, on October 7, 2015, in connection with the OFAC’s designation of certain members of the Rosenthal family (including Jaime Rolando Rosenthal Oliva, Yani Benjamin Rosenthal Hidalgo, and Yankel Antonio Rosenthal Coello) as Specially Designated Narcotics Traffickers, OFAC designated several businesses associated with the members of the Rosenthal family as Specially Designated Nationals. The businesses designated include Inversiones Continental (Panamá), S.A. de C.V., known as Grupo Continental, the parent company of a conglomerate of businesses in Honduras that encompasses the Honduran bank Banco Continental S.A. (“Banco Continental”) and Inversiones Continental, S.A. (“Inversiones Continental”). In reaction to this designation, on October 12, 2015, the CNBS took control of Banco Continental and is subjecting it to a forced liquidation, which may directly affect us. In 2003, Banpaís acquired 100% of the shares of Banco Sociedad General de Inversiones (“Banco Sogerín”) and all of Banco Sogerín’s assets and liabilities were transferred to Banpaís. In 2007, we acquired Banpaís. As a result of Banpaís’ acquisition of Banco Sogerín, Banpaís holds, as assets on its balance sheet, 600,769 shares of Banco Continental, which represent less than 1% of Banco Continental’s shares, and 658,194 shares of Inversiones Continental, which in our books represents 3.8% of Inversiones Continental’s shares. The carrying value of both investments is US$2.2 million as of June 30, 2017. Additionally, Banpaís has an outstanding loan of US$263,000 to Yani Benjamín Rosenthal Hidalgo, and Westrust Bank (International) Ltd., our Bahamas subsidiary, has an outstanding loan of US$2.0 million to Banco Continental, both also included in our balance sheet as part of our loan portfolio. We cannot predict the outcome of the liquidation proceedings and therefore the level of impairment of the abovementioned financial assets. Moreover, any instability within the Honduran banking sector caused by these actions by the U.S. Department of Treasury and the CNBS may affect our Honduran subsidiaries and consequently cause a material adverse effect on our business.

A similar situation occurred in Panama, on May 5, 2016, when OFAC designated Balboa Bank & Trust Corp. (“Balboa Bank”) and its subsidiaries, Balboa Securities, Corp. and Pershore Investments, S.A., as Specially Designated Nationals and Blocked Persons in the context of the “Waked Money Laundering Organization”. As a result of this designation, among other things, Balboa Bank suffered a retention of funds in excess of US$36 million in the United States and other jurisdictions and, on July 1, 2016, the PSB took control of the bank, ordered its restructuring and required the establishment of a plan for the bank to be sold to a bona fide third party.

We are subject to regulatory inspections, examinations, inquiries and audits in the jurisdictions in which we operate, and future sanctions, fines and other penalties resulting from such inspections and audits could materially and adversely affect our financial condition and results of operations or our reputation.

We are subject to comprehensive regulation and supervision by banking and insurance authorities in Guatemala, El Salvador, Honduras, Panama and The Bahamas. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit and insurance operations that can be applied by banks and insurers. Moreover, banking and insurance regulatory authorities in the jurisdictions in which we operate possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. In the event we encounter significant financial problems or became insolvent or in danger of becoming insolvent, the relevant banking and insurance authorities would have the power, after a sequence of actions aimed at reverting our financial problems, to ultimately take over our management and operations.

Banking and financial services laws and regulations in the jurisdictions in which we operate are subject to change. Any such changes may have an adverse impact on, among other things, our ability to make and collect loans and extend credit on favorable terms and conditions, including interest rates, which could materially and adversely affect our financial condition and results of operations.

We may be subject to litigation proceedings, including proceedings relating to tax matters that could materially and adversely affect our financial condition and results of operations if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect our financial condition and results of operations should an unfavorable ruling occur.

We are subject to operational risks, including fraud, employee errors and system failures.

Our business depends on the ability of our subsidiaries to process large numbers of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee error, failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems, among others. Our subsidiaries’ procedures may not be effective in controlling each of the relevant operational risks they face.

Our businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of our risk management and internal control system as well as our reputation, financial condition and results of operations.

Our businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information across numerous and diverse markets and products of our subsidiaries, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect our decision-making process, our risk management and internal control systems, the quality of our service, as well as our ability to respond on a timely basis to changing market conditions. If we cannot maintain an effective data collection and management system, our business operations, reputation, financial condition and results of operations could be materially and adversely affected.

We are also dependent on information systems to operate websites, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. We may experience operational problems with our information systems as a result of system failures, denial of service attacks, viruses, computer hackers or other causes. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect our financial condition and results of operations.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could adversely affect our competitiveness, financial condition and results of operations.

Our ability to remain competitive will depend in part on our ability to upgrade our, and our subsidiaries’, information technology infrastructure on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. Any expansion of our operations will require us to improve our information technology infrastructure, including maintaining and upgrading our software and hardware systems and back-office operations. The information available to and received by our management through our existing information systems may not be timely or sufficient to manage risks as well as to plan for and respond to changes in market conditions and other developments in our operations. In addition, we may experience difficulties in upgrading, developing and expanding our information technology systems quickly enough to accommodate our growing customer base. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could materially and adversely affect our competitiveness, financial condition and results of operations.

Our subsidiaries are subject to cybersecurity risks.

Our subsidiaries are subject to cybersecurity risks including unauthorized access to privileged information, technological assaults on our infrastructure aimed at stealing information, fraud or interference with regular service and interruption of our services to clients or users resulting from the exploitation of these vulnerabilities. While our subsidiaries have never experienced a material breach of cybersecurity, we cannot assure you that we will not experience any such breach in the future, and any failure to anticipate, identify or offset such threats of potential cyber-attacks or breaches of our security in a timely manner could materially and adversely affect our financial condition and results of operations.

Our subsidiaries engage in transactions with our related parties, and these transactions may create the potential for, or result in, conflicts of interest or that others may not consider to be on an arm’s-length basis.

Our subsidiaries have in the past and may in the future engage in a variety of commercial and financial transactions with certain of our shareholders, directors, executive officers or their families, any one of which may create the potential for, or result in, a conflict of interest between those entities, certain of our shareholders and us. In addition, our board of directors is made up of well-known and recognized entrepreneurs in Guatemala who represent the country’s largest business groups, which also may result in conflicts of interest.

In the case of loans to related parties, there are specific regulations and limits established by the regulators in the jurisdictions in which we operate. In addition, our policies require that we conduct such transactions on an arm’s-length basis that reflect the market rates within the industry for such services. See “Regulation and Supervision” and “Related Party Transactions.”

While we believe we have complied with these policies and regulations, future commercial and financial transactions between us and related parties may not be carried out on market terms. To the extent that the price we pay for any assets or services acquired from companies owned or controlled by our subsidiaries, entities affiliated with our shareholders, or directors, executive officers or their families exceeds the market value of such assets or services, or it is not as productive use of our cash as other uses, our financial condition and results of operations could be adversely affected.

We may not be able to make successful acquisitions.

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we have acquired interests in various financial institutions. We regularly evaluate strategic acquisitions, inside and outside of the countries where we operate. Strategic acquisitions or investments could expose us to risks with which we have limited or no experience. In addition, potential acquisitions in the countries where we conduct our business and elsewhere may be subject to regulatory approval. We may be unsuccessful in obtaining any such approval or we may not obtain approvals on terms that are optimal for us—particularly in view of our subsidiaries’ market share in certain of their respective markets and industries.

We must necessarily base any assessment of potential acquisitions or investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our financial condition and results of operations.

We and our subsidiaries depend on key personnel.

We depend on the services of our directors, officers and other key employees and those of our subsidiaries. The loss of any of our experienced key personnel could negatively affect our ability to execute our business strategy. In addition, our future success also depends on our continuing ability to identify, hire, train and retain other qualified sales, marketing and managerial personnel. Competition for such qualified personnel is intense in the jurisdictions in which we operate, given that there is a limited pool of qualified talent and we may be unable to attract, integrate or retain qualified personnel at levels of experience or compensation that are necessary to maintain our quality and reputation or to sustain or expand our operations. Our business could be materially and adversely affected if we cannot attract and retain these necessary personnel.

Our introduction of new products and services may not be successful.

As part of our business strategy, we plan to develop and introduce new products and services that complement those we currently offer and meet the ever-changing needs of our clients. However, we cannot guarantee that we will develop any such products or services or that these new products and services will be successful once they are offered to our target clients.

In the event of a macroeconomic shock, the value of our insurance businesses investments may also suffer losses, including their investment property. A macroeconomic shock may also negatively impact wealth generation in Central American and, in turn, impact the demand for our non-banking services.

Banking and insurance regulations applicable to us differ from those in the United States and other countries.

While many of the policies underlying Guatemalan, Salvadoran, Honduran, Panamanian and Bahamian regulations (including banking and insurance regulations) are similar to those underlying regulations applicable to companies in other countries, these regulations may differ in material respects from regulations applicable to companies in other countries, including those in the United States. Capital adequacy requirements for banks and insurance companies under these regulations differ from those under U.S. regulations and may differ from those of other countries.

We could be adversely affected by the impairment of other financial institutions.

Our subsidiaries’ ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial services institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Our subsidiaries routinely execute transactions with counterparties in the financial services industry, including commercial banks, investment banks and insurance companies. Defaults or non-performance by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by one or more of our subsidiaries’ counterparties, which, in turn, could have a material adverse effect on our financial condition and results of operations.

If we are not able to protect our intellectual property and invest successfully in technological development, our financial condition and results of operations could be negatively affected.

Our industry is subject to rapid and significant technological changes. We rely in part on third parties, including some of our existing and potential competitors, for the development of and access to new technologies.

We expect that new technologies applicable to the payments industry will continue to emerge, and these new technologies may be superior to, or render obsolete, the technologies we currently use in our subsidiaries’ services. Because of evolving payments technologies and the competitive landscape, we may not, among other things, be successful in increasing or maintaining our market share in the financial services sector, which could have an adverse effect on our financial condition and results of operations. Our ability to develop, acquire or access competitive technologies or business processes on acceptable terms may be limited by patent rights that third parties, including existing and potential competitors, may assert. In addition, our ability to adopt new technologies may be inhibited by a need for industry-wide standards, by resistance to change from our clients, by the complexity of our systems or by intellectual property rights of third parties.

We rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, patents and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. In addition, competitors or other third parties may allege that our systems, processes or technologies infringe on their intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, we cannot assure you that a future assertion of an infringement claim against us will not cause us to lose significant revenues, incur significant license, royalty or technology development expenses, or pay significant monetary damages.

Risk Factors Relating to Our Banking Business

Our financial results and those of our subsidiaries are constantly exposed to market risk, such as fluctuations in interest rates and other market risks, which may materially and adversely affect our financial condition and results of operations.

Market risk refers to the probability of variations in our financial margin, or in the market value of our assets and liabilities, due to interest rate volatility and exchange rate fluctuations (for currency risks, see below). Changes in interest rates affect the following areas of our business, among others:

•	financial margin;

•	volume of loans originated;

•	market value of our financial assets; and

•	gains or losses from sales of loans and securities.

Increases in short-term interest rates could reduce financial margin, which comprises the majority of our revenue. A significant portion of our subsidiaries’ assets, including loans, are long-term assets. In contrast, most deposits are short-term. When interest rates rise, our banking subsidiaries must pay higher interest on deposits while interest earned on assets does not rise as quickly, which causes profits to decrease. Interest rate increases could result in adverse changes in our financial margin, reducing its growth rate or even resulting in losses against previous periods.

Increases in interest rates may reduce the volume of loans originated by our banking subsidiaries. Sustained high interest rates have historically discouraged clients from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.

Increases in interest rates may reduce the value of our financial assets. Our banking subsidiaries hold a substantial portfolio of loans and debt securities that have both fixed and variable interest rates. The market value of a security with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on our financial condition and results of operations. In addition, we may incur costs (which, in turn, will impact our results) as our subsidiaries implement strategies to reduce future interest rate exposure. The market value of an obligation with a variable interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms.

Our banking business is subject to credit risk; estimating exposure to credit risk involves subjective and complex judgments and requires continuous upgrades to our credit management system.

A number of our banking business’s financial products expose us to credit risk, including loans, financial leases, lending commitments and derivatives. Our banking business estimates and establishes reserves for credit risk and potential credit losses. An important part of its credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a client. This process involves subjective and complex judgments, and takes into account both quantitative and qualitative factors, including projections of economic conditions and assumptions on the ability of our banking business’s borrowers to repay their loans. This process is subject to human error as our banking business’s employees may not always be able to assign an accurate credit rating to a client, which may result in exposure to higher credit risks than indicated by our banking business’s risk rating system. Additionally, our banking business may not be able to upgrade its credit risk management system on a timely basis or detect risks before they occur. Furthermore, our banking business’s employees may not be able to effectively implement the resources or tools available to them, which may increase our banking business’s credit risk. As a result, failure to implement effectively, consistently follow or continuously refine our banking business’s credit risk management system may result in a higher risk exposure for our banking system, which could materially and adversely affect our financial condition and results of operations.

In addition, the amount of our banking business’s NPL may increase in the future, including loan portfolios that it may acquire through auctions or otherwise, as a result of factors beyond its control, such as changes in the income levels of its borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting the countries where we conduct our business, or events affecting specific industries. Any of these developments could have a negative effect on the quality of its loan portfolio, causing it to increase provisions for loan losses and resulting in reduced profits or in losses, adversely affecting our financial condition and results of operations.

Currency risks may adversely affect our loan and investment portfolios as well as our ability to service our U.S. dollar-denominated obligations.

We are exposed to currency risk any time we hold an open position in a currency other than quetzales or lempiras. Volatility in quetzal and lempira exchange rates in Guatemala and Honduras could result in higher risks associated with such positions. We cannot assure you that we will not experience losses with respect to these positions in the future, any of which could have an adverse effect on our financial condition and results of operations.

As of June 30, 2017, the distribution of our net loans in U.S. dollars and local currency was 53.9% and 46.1%, respectively, and the distribution of our deposits in U.S. dollars and local currency was 32.7% and 67.3%, respectively. As of June 30, 2017, we had US$3,298.2 million of debt denominated in U.S. dollars, representing 83.8% of our total outstanding debt. Our U.S. dollar-denominated debt must be serviced with funds generated by our subsidiaries. A devaluation or depreciation in the value of the currencies of the countries in which we operate compared to the U.S. dollar could adversely affect our ability to service our debt.

In addition, any devaluation or depreciation of the quetzal or lempira against the U.S. dollar could have a negative impact on the ability of our subsidiaries’ clients to repay loans and make premium payments. Similarly, despite any devaluation, and absent any change in foreign exchange regulations, our subsidiaries would be required to continue to repay dollar-denominated deposits in U.S. dollars. While we seek to manage the gap between foreign currency-denominated assets and liabilities, we may not be successful in doing so. Therefore, any significant devaluation of the quetzal and lempira against the U.S. dollar could have a material adverse effect on our financial condition and results of operations.

If we are unable to effectively control the level of NPL in our loan portfolio, or if our loan loss reserves are insufficient to cover actual loan losses, our financial condition and results of operations may be materially and adversely affected.

We cannot assure you that we will be able to effectively control and reduce the level of NPL in our loan portfolio. Changes in the financial condition or credit profiles of our banking business’s clients and increases in inflation or interest rates could have a negative effect on the quality of its loan portfolios, causing it to increase loan loss provisions and resulting in reduced profitability. NPL can negatively impact our financial condition and results of operations. In particular, the level of NPL may increase in the future as a result of factors beyond our banking business’s control, such as economic conditions and political events affecting Central America generally or specific sectors of the economy.

A substantial number of our banking business’s clients are individuals and SMEs. These clients are more likely to be adversely affected by downturns in the Central American economy than large corporations and high-income individuals. For example, unemployment directly affects the ability of individuals to obtain and repay consumer and residential mortgage loans. Furthermore, because the penetration of bank lending products in the Central American retail sector historically has been low, there is no basis on which to evaluate how the retail sector will perform in the event of an economic crisis, such as a recession or a significant devaluation, and our historical loan loss experience may not be indicative of the performance of our loan portfolio in the future. Consequently, our banking business may experience higher levels of NPL, which could result in increased loan loss provisions due to defaults by, or deterioration in the credit profiles of, individual borrowers. NPL and resulting loan losses may increase materially in the future and adversely affect our banking business’s financial condition and results of operations.

Existing allowances for loan losses may not be adequate to cover an increase in the amount of NPL or any future deterioration in the overall credit quality of our loan portfolio. As a result, if the credit quality of our loan portfolio deteriorates we may be required to increase our loan loss reserves, which may adversely affect us. Moreover, there is no precise method for predicting loan and credit losses, and we cannot assure you that our loan loss reserves are or will be sufficient to cover actual losses. If our banking business is unable to control or reduce the level of its NPL or other poor credit quality loans, our financial condition and results of operations could be materially and adversely affected.

Our banking business’s loan portfolios have grown substantially in recent years. As default rates generally increase with the age of loans, the level of NPL may lag behind the rate of growth in loans but may increase when growth slows or the loan portfolios become more mature. As a result, historic loan loss experience may not necessarily be indicative of future loan loss experience.

We are subject to capitalization requirements that limit our capital flexibility.

Pursuant to Article 64 of the Guatemalan Banks and Financial Groups Law, Congressional Decree 19-2002 and Regulation JM-46-2004 issued by the Guatemalan Monetary Board, Banco Industrial is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, or capital ratio, of 10% or above. As of June 30, 2017, Banco Industrial had a capital ratio of 12.7% on an unconsolidated basis. Pursuant to Honduran capitalization requirements, Banpaís also is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, or capital ratio, of 12% or above. As of June 30, 2017, Banpaís had a capital ratio of 12.9% on an unconsolidated basis. Pursuant to Panamanian capitalization requirements, Bi-Bank is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, or capital ratio, of 8.0% or above. As of June 30, 2017, Bi-Bank had a capital ratio of 23.0% on an unconsolidated basis. Pursuant to Salvadoran capitalization requirements, BI El Salvador is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, or capital ratio, of 14.5% or above. As of June 30, 2017, BI El Salvador had a capital ratio of 18.1% on an unconsolidated basis.

Our ability to comply with these capitalization requirements in Guatemala, El Salvador, Honduras, Panama and other jurisdictions where we conduct business may be affected by changes in economic or business conditions, results of operations or other events beyond our control.

Guidelines for loan classification and provisions in the jurisdictions in which we operate may be less stringent than those in other countries.

Banking regulations in the jurisdictions in which we operate require us to classify each loan or type of loan according to a risk assessment that is based on specified criteria, to establish corresponding reserves and, in the case of some non-performing assets, to write off the loans. The criteria to establish reserves include both qualitative and quantitative factors. Regulations relating to loan classification and determination of loan loss reserves in the jurisdictions in which we operate are generally different or less stringent than those applicable to banks in the United States and certain other countries. Under U.S. rules, our level of loan loss reserves may be different than our current reserve levels. We may be required or deem it necessary to increase our loan loss reserves in the future. Increasing loan loss reserves could materially and adversely affect our financial condition and results of operations.

The change in the composition of our mix of products could adversely affect our results.

Given the nature of the products that our subsidiaries offer to clients, there is a wide range of interest rates and commissions by product. For example, the interest rates and commissions that are charged in the commercial banking segment are less than the interest rates and commissions that are charged in the retail banking segment. This reflects the greater risk associated with personal loans compared to commercial loans. Similarly, our participation and market share in the retail segment and SME and microfinance businesses results in our loan portfolio being vulnerable to macroeconomic shocks that could negatively impact the household income of their clients. If in the future our mix of products is concentrated more on products with smaller margins and commissions, then our financial condition and results of operations could be affected. Our financial condition and results of operations could also be affected if a greater concentration of products with higher margins (and therefore greater risk) is accompanied by an increase in our allowance for loan losses.

Liquidity risks may adversely affect our business.

Our banking assets have grown rapidly over the past several years, driven in part by the expansion of our business. Historically, one of our principal sources of funds has been customer deposits. Historically, adverse economic developments in Latin America, even if not attributable to the financial system, have resulted in deposits flowing out of the banks as depositors seek to shield financial assets. Any such run on deposits could create liquidity problems. Since we rely heavily on deposits and other short-term liabilities for our funding, we cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking systems in which we operate or otherwise we will be able to maintain our levels of funding without adversely affecting our liquidity or increasing our cost of funding. In addition, non-compliance with our financial obligations or those of our subsidiaries could accelerate such obligations or those of our subsidiaries, or affect our ability to obtain additional funding.

Our banking business may be unable to realize the collateral or guarantees securing their loans to cover the outstanding principal and interest balance of those loans, which may adversely affect our financial condition and results of operations.

As of June 30, 2017, 46.1% of our banking business’s total loans were secured by collateral or guarantees, including real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Guatemala, Honduras, El Salvador and Panama. The value of collateral may significantly fluctuate or decline due to factors beyond our control, including, for example, economic and political conditions in the country. An economic slowdown may lead to a downturn in the Central American real estate market, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of those loans. Any decline in the value of the collateral securing loans may result in reduced recoveries from collateral realization and have an adverse impact on our financial condition and results of operations.

Our banking business also makes loans on the basis of guarantees from relatives, affiliates or associated persons of borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, our banking business’s ability to enforce such guarantees may be impaired.

In addition, our banking business may face difficulties in enforcing its rights as secured creditors against borrowers, collateral or guarantees. In particular, timing delays and procedural problems in realizing against collateral, as well as judicial interpretations of the law that are protective of borrowers, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in their favor, which could materially and adversely affect our financial condition and results of operations.

Our banking business’s loan and investment portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our banking business’s loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and adversely affects our banking business’s operating results. Our banking business would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has an adverse impact on our banking business’s loan portfolios, since prepayments could shorten their weighted average life, which may result in a mismatch in funding or reinvestment at lower yields.

Our banking business is subject to market and operational risks associated with derivative transactions.

Our banking business enters into derivative transactions primarily on behalf of clients. Our banking business is subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to our banking business).

Market practices and documentation for derivative transactions in Guatemala, El Salvador, Honduras, Panama and The Bahamas may differ from those in other countries. In addition, the execution and performance of these transactions depend on our banking business’s ability to develop adequate control and administration systems, and to hire and retain qualified personnel. These risks associated with derivative transactions could materially and adversely affect our banking business’s financial condition and results of operations.

We are subject to counterparty risk in our banking business.

Our banking business is exposed to counterparty risks in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to our banking business, or executing securities, futures or currency trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Any significant increases in exposure to any of these non-traditional risks, or a significant decline in credit risk or bankruptcy of any of the counterparties, could materially and adversely affect their financial condition and results of operations.

Default by one or more of our banking business’s largest borrowers could adversely affect its financial condition and results of operations.

The aggregate outstanding loans to our banking business’s ten largest borrowers represented 10.4% of our consolidated total loan portfolio at June 30, 2017. Default on loans by one or more of these borrowers may adversely affect our banking business’s financial condition and results of operations, and a default by a number of these borrowers could adversely affect their liquidity. Additionally, a significant withdrawal of deposits by a large number of their largest depositors could also adversely affect its liquidity.

New regulations relating to our retail credit card services in Guatemala could limit our business activities, product offerings and fees charged.

Our credit card business is subject to substantial regulation. For instance, the Guatemalan Congress recently approved Decree 7-2015, which came into effect in March 2016, which contained the Credit Card Law (Ley de Tarjetas de Crédito) that regulates credit card operations as well as the relationships among credit card issuers, operators, cardholders and affiliated establishments. The Credit Card Law includes, among other things, controls on the maximum interest rate applicable to financing operations, stern automatic restructuring mandates based on the cardholder reaching specified credit limit thresholds or on whether the cardholder is approaching insolvency, constraints on collection procedures, the creation of new oversight powers for the GSB over credit card issuers, the creation of criminal offenses related to credit card fraud, the requirement that all credit card issuers have credit card insurance in the event of theft and loss of credit cards, and certain transparency requirements regarding applicant’s credit history. Several parties, including Contécnica, challenged this statute before the Guatemalan Constitutional Court and on April 4, 2016 obtained a preliminary injunction, temporarily suspending the enforcement of the Credit Card Law until the Constitutional Court issues a ruling on the merits of the case. There is a possibility that before the final ruling is issued, a bill to introduce amendments to the Credit Card Law will be submitted to the Guatemalan Congress. As such, we cannot predict how or to what extent the Credit Card Law will ultimately affect our existing practices. When the preliminary injunction is lifted, the Credit Card Law and the regulations issued thereunder could potentially have a material adverse effect on our financial condition and results of operation. See “Regulation and Supervision—Guatemala—Credit Card Law” for more information.

Risks Factors Relating to Our Insurance Business

Increased competition may adversely affect our insurance business and its financial condition and results of operations.

The Guatemalan and Honduran insurance markets are also highly competitive. If our insurance business’s competitors obtain better access to independent brokers who sell insurance to clients we may experience an erosion in our market share. Any adverse impact on our insurance business resulting from increased competition could have a material adverse effect on our financial condition and results of operations.

Actual mortality and morbidity rates and other factors may differ from those assumed in the calculation of technical reserves and may have a material adverse effect on our insurance business’s financial condition and results of operations.

Insurance technical reserves are calculated on a monthly basis according to local regulations and converted to IFRS for our reporting purposes. Mortality tables recommended by our reinsurers inform our underwriting and premium pricing. Changes in the tables and assumptions we use may lead to increases in technical reserves and may have an adverse effect on the insurance business’s financial condition and results of operations. In addition, actual mortality and morbidity rates may differ from those assumed in the initial calculation of reserves at the time of the issuance of the policy and their periodic adjustments. Significant shortfalls could have a material adverse effect on our financial condition and results of operations.

Our insurance business’s failure to underwrite and price insurance premiums accurately for the products it offers would have a material adverse effect on its financial condition and results of operations.

Our insurance business’s financial condition and results of operations depend on its ability to underwrite insurance policies and set premium rates accurately. Our insurance business must generate sufficient premiums to offset claim losses and cover operating and underwriting expenses to make a profit. In order to price insurance policies accurately, the business must collect and analyze a substantial volume of data, develop, test and apply appropriate rating formulae, closely monitor changes in trends in a timely fashion and project both severity and frequency of loss with reasonable accuracy. If the business fails to assess accurately the risks that it assumes or does not reinsure an appropriate level of risk, it may fail to establish adequate premium rates, which could reduce income and have a material adverse effect on its financial condition and results of operations.

An increase in the number of claims against our insurance business, and other events outside of our control, could affect our results.

Our insurance business maintains reasonable levels of claims in accordance with market standards for all our insurance products. Our main insurance products are: life, health and casualty (including fire, catastrophe, automobile and cargo). To maintain reasonable claim levels, our insurance subsidiaries supervise their network of claims adjusters and appraisers with a team of engineers and experts in different insurance business lines that inspects all the risks of our insurance subsidiaries, as well as claim reports for casualties and insured events. Our insurance subsidiaries have also established systems that enable them to detect and correct failures in the attention and payment of claims and in the corresponding costs.

Notwithstanding, there are factors which could increase the current level of claims against our insurance subsidiaries, such as an increase in vehicle thefts, a rise in repair costs for damaged assets, natural disasters and other catastrophic events like social uprisings, floods, earthquakes, hurricanes, among others. An increase in claims against our insurance business, in addition to events or failures in estimates relating to the reasonableness of reserves and the level of reserve provisions, could affect our financial condition and results of operations.

Differences between actual claims experience and underwriting and reserving assumptions could adversely affect our insurance business’s financial condition and results of operations.

Our life insurance business’s earnings depend significantly upon the extent to which our actual claims experience is consistent with the assumptions used in setting prices for our life insurance products and establishing liabilities for future policy benefits and claims. Our liabilities for future policy benefits and claims are established based on estimates by actuaries of how much will be needed to pay for future benefits and claims. We calculate these liabilities based on many assumptions and estimates, including the likelihood that a claim event will occur, estimated premiums to be received over the assumed life of the policy, the timing of the event covered by the insurance policy, the amount of benefits or claims to be paid and the investment returns on the investments that we make with the premiums that we receive. To the extent that actual claims experience is less favorable than the underlying assumptions that we use in establishing such liabilities, we could be required to increase our reserves. Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of liabilities for future policy benefits and claims, we cannot determine precisely the amounts that we will ultimately pay to settle our liabilities. Such amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically based on accounting requirements, which change from time to time the assumptions used to establish the liabilities, as well as our actual experience. We charge or credit change in our liabilities to expenses in the period the liabilities are established or re-estimated. If the liabilities originally established for future benefit payments prove inadequate, we must increase them. Such increases could adversely affect our financial condition and results of operations.

Catastrophic events may adversely impact liabilities for policyholder claims and reinsurance availability.

Our insurance business is exposed to the risk of catastrophic events. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, earthquakes, tsunamis and man-made catastrophes may produce significant damage or loss of life in larger areas. Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could adversely affect our profitability, financial condition and results of operations. Also, catastrophic events could harm the financial condition of issuers of obligations that we hold in our investment portfolio, resulting in impairments to these obligations, and the financial condition of our reinsurers, and thereby increase the probability of default on reinsurance recoveries. Large-scale catastrophes may also reduce the overall level of economic activity in affected countries, which could hurt our business and the value of our investments. Our ability to write new business could also be affected. It is possible that increases in the value of our investments, caused by the effects of inflation or other factors, and geographic concentration of insured property, could increase the severity of claims from catastrophic events in the future.

Our life insurance business is exposed to the risk of catastrophic mortality, such as a pandemic or other event that causes a large number of deaths. Significant influenza pandemics have occurred three times in the last century; however, the likelihood, timing and severity of a future pandemic cannot be predicted. A significant pandemic could have a major impact on the global economy or the economies of particular countries or regions, including travel, trade, tourism, the health system, food supply, consumption, overall economic output and, eventually, the financial markets. In addition, if a pandemic affected our employees or the employees of our distributors or of other companies with which we do business, it could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of such a pandemic could have a material impact on the losses experienced by us. In our group insurance operations, a localized event that affects the workplace of one or more of our group insurance clients could cause a significant loss due to mortality or morbidity claims. These events could adversely affect our financial condition and results of operations.

Consistent with industry practice and accounting standards, we establish liabilities for claims arising from a catastrophe only after assessing the probable losses arising from the event. We cannot be certain that the liabilities that we have established will be adequate to cover actual claim liabilities.

Any decline in the availability of reinsurance, any increase in reinsurance costs, in particular as a consequence of environmental catastrophes, and/or an inability to pay, or untimely payment by, reinsurers could adversely affect our financial condition and results of operations.

As of June 30, 2017, 41.6% of our insurance business’s assumed risks in connection with our insurance portfolio is transferred to reinsurance companies. However, this transfer of risk to reinsurers does not relieve us of our obligations to policyholders. For that reason, we are exposed to the risk of the reinsurer’s inability to pay. Untimely payment or an inability of a reinsurer to pay could adversely affect our financial condition and results of operations. There is also a risk that due to, for example, environmental catastrophes, we will only be able to enter into reinsurance agreements at higher costs or will be unable to transfer certain risks to reinsurance companies in the future, which could also adversely affect our financial condition and results of operations.

Our insurance business is subject to market risks, which may materially and adversely affect our financial condition and results of operations.

Our insurance business is directly and indirectly affected by changes in market conditions. Market risk, or the risk that values of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our insurance business’s investments.

Changes in market conditions that may affect its financial condition and results of operations include fluctuations in inflation, interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

Our insurance business is subject to litigation risks, including risks relating to the application and interpretation of contracts, and adverse outcomes in litigation and legal proceedings could adversely affect its financial condition and results of operations.

Our insurance business is subject to litigation risks, including risks relating to the application and interpretation of insurance and reinsurance contracts, and are routinely involved in litigation that challenges specific terms and language incorporated into property and casualty contracts, such as claims reimbursements, covered perils and exclusion clauses, among others, or the interpretation or administration of such contracts. See “Business—Legal Proceedings.”

Risks Relating to Guatemala and other Central American Markets

Guatemalan and Central American economic, political, social and other conditions and events may adversely affect our business.

Our financial performance may be significantly affected by general economic, political, social and other conditions and events in the markets where we operate, including Guatemala, Honduras, El Salvador and Panama. Many countries in Central America, including Guatemala, have suffered significant economic, political and social crises in the past, including civil strife and a significant level of violence and criminal activities, and severe weather and natural disasters, and these events may occur again in the future. We cannot predict whether changes in administrations will result in changes in governmental policies and whether such changes will affect our business. We may be adversely affected by many different factors, including:

•	significant governmental influence over local economies;

•	economic deceleration;

•	high levels of inflation;

•	volatility in currency exchange markets;

•	exchange controls or restrictions on expatriation of profits and foreign payments;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	unexpected changes in regulation;

•	imposition of trade barriers;

•	natural disasters and severe weather conditions;

•	high levels of poverty;

•	weaknesses in judicial systems and the rule of law;

•	political corruption scandals;

•	high levels of violence and criminal activity;

•	political protests; and

•	overall political, social and economic instability.

Adverse events and conditions in Central America, particularly in the countries in which we operate, may inhibit demand for financial services and create uncertainty in our operations, which could have a material adverse effect on us.

Recent corruption scandals and the subsequent political, economic and social effects may adversely affect our business.

There have been recent corruption scandals in Guatemala, Honduras and Panama, which have prompted legal action against government officials and significant public political protests. Guatemala’s Attorney General Office and the United Nations International Commission Against Impunity in Guatemala have presented criminal accusations against a considerable number of former high-ranking government officials in connection with several corruption scandals. Although these accusations (and others that may follow) aim at putting an end to a variety of corrupt practices, it is not possible for us to determine how the related political, economic and social effects of these corruption scandals may adversely affect our business.

In Guatemala in 2015, several high ranking government officials were arrested or forced to resign on charges including fraud, corruption, conspiracy and influence peddling. In addition, former President Otto Perez Molina was facing impeachment over his alleged involvement in a corruption racket, and was arrested shortly after resigning from office in September 2015. More recently, in 2016 and 2017 three Supreme Court Justices have been subjected to investigation and forced to resign or removed, several mayors have faced criminal charges and two major political parties have been cancelled and others are subject to investigation.

In Honduras, the director and two members of the board of the Honduran Social Security Institute (Instituto de Seguridad Social) were arrested in 2015, and the ongoing investigations have implicated past and current government officials. Notably, charges were filed against Lena Gutierrez (Second Vice President of the National Congress, member of the governing National Party) for defrauding the country’s health ministry and falsifying documents. In response to extensive protests, Honduran President Juan Orlando Hernandez has proposed several initiatives to prevent corruption in government procurement.

In Panama, former President Ricardo Martinelli was arrested in June of 2017 and is facing charges of corruption and illegal spying.

Furthermore, the corruption scandals in both Guatemala and Honduras have prompted significant public political protests. Corruption scandals could have a significant effect on the political, economic and social stability of the countries in which we operate, which could have a material adverse effect on us.

Changes in economic policies, stability or the regulatory environment in the countries in which we operate may adversely affect our business.

Guatemalan President Jimmy Morales of the National Convergence Front Party (Frente de Convergencia Nacional) took office in January of 2016. Currently, National Convergence Front Party, the governing party, is the leader in the Guatemalan Congress, with 37 out of 158 seats, followed by the National Unity of Hope Party (Unidad Nacional de la Esperanza) with 32 seats. As no political party has obtained a majority of the congressional seats, this may potentially lead to a gridlock in the Guatemalan Congress and create political uncertainty.

Honduran President Juan Orlando Hernandez of the right-wing National Party (Partido Nacional) was elected in November 2013 and assumed office in January 2014. The elections marked a historical milestone in the Honduran political arena, which traditionally has been ruled by two parties: the center-right Liberal Party (Partido Liberal) and the National Party. Although the governing National Party won a majority of seats in the Honduran Congress, two new parties, leftist Liberty and Refoundation (Libertad y Refundación, or LIBRE) and

the centrist Anti-Corruption Party (Partido Anticorrupción or PAC) managed to gain representation. The majority in Congress is held by National Party, followed by LIBRE, with the Liberal Party and PAC in third and fourth place, respectively.

Salvadoran President Salvador Sanchez Ceren of the leftist Farabundo Martí National Liberation Front (Frente Farabundo Martí para la Liberación Nacional or FMLN) assumed office in June 2014 after winning the March 2014 run-off election against Norman Quijano from the right-wing Nationalist Republican Alliance (Alianza Republicana Nacionalista or ARENA). In March 2015, legislative and municipal elections took place in El Salvador. The largest number of seats in the Salvadoran Legislative Assembly is held by ARENA with 35 out of 158 seats, followed by FMLN with 31 seats. In March 2018 there will be new elections for mayors and deputies. According to recent surveys it is estimated that ARENA will achieve at least the same number of seats in the Salvadoran Legislative Assembly.

Changes in governments and their policies could have a significant effect on Central American financial institutions, including our subsidiaries, as well as on market conditions and the prices of and returns on securities.

Developments in other countries could adversely affect the economies in which we operate and negatively impact our financial condition and results of operations.

The economies in the jurisdictions in which we operate may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in the jurisdictions in which we operate, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of our securities.

In addition, economic conditions in the jurisdictions in which we operate may be correlated with economic conditions in the United States as a result of increased economic activity between the countries. Therefore, adverse economic conditions in the United States or other related events could have a significant adverse effect on the economies of the jurisdictions in which we operate. We cannot assure you that events in other emerging countries, in the United States or elsewhere will not adversely affect our financial condition and results of operations.

Exchange controls may adversely affect our ability to engage in foreign exchange activities, which would hurt our financial condition and results of operations.

Although currently there are no exchange controls in the countries in which we operate, we cannot assure you that the governmental authorities in those jurisdictions will not institute restrictive exchange rate policies in the future. Any such restrictive exchange control policy would adversely affect our ability to engage in foreign exchange activities and could also have a material adverse effect on our financial condition and results of operations.

Central America has experienced several periods of conflict, violence and instability, and such instability could affect the economy and us.

Central America has experienced several periods of significant civil strife and high levels of criminal violence over the past four decades, primarily due to the activities of guerilla groups and organized crime. In response, Central American governments have implemented various security measures and have strengthened their military and police forces. Despite these efforts, high levels of drug-related and organized crime continue to exist in some regions of Central America. These activities, their possible escalation and the violence associated with them may have a negative impact on the Central American economy or on our financial condition and results of operations in the future. Our business or financial condition and the market value of the shares could be adversely affected by rapidly changing economic and social conditions in Central American and by the different governments’ response to such conditions.

In addition, Central America has, from time to time, experienced social turmoil, including riots, protests, strikes and street demonstrations. For example, in Guatemala, two groups of organized activists, one pursuing environmental claims, and the other purporting to seek the protection of human rights, have recently launched a series of protests against the establishment of business ventures in the mining, energy, agribusiness, cement factories and other similar industries. Despite the region’s ongoing economic growth and stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. These policies could adversely and materially affect the economy of Central American countries in which we operate and our financial condition and results of operations.

Judicial systems in the jurisdictions where we operate can be weak and have previously required the assistance of special commissions to strengthen such systems.

In certain jurisdictions in which we operate, the judicial system is weaker than that in the United States. In the particular case of Guatemala, an official commission (Comisión Nacional para el Seguimiento y Apoyo al Fortalecimiento de la Justicia) has been established to review existing legal and institutional arrangements in order to propose reforms that would strengthen the judiciary and the rule of law generally. Similarly, the International Commission Against Impunity in Guatemala (Comisión Internacional Contra la Impunidad en Guatemala), created by the United Nations to investigate the establishment of illegal bodies and clandestine security organizations and to strengthen local institutions in Guatemala, has suggested that the government of Guatemala consider and promote major reforms to tackle the weakness of the judicial system. These weaknesses may delay the enforceability of general obligations and hinder collections in general, which could have an adverse effect on our financial condition and results of operations.

Natural disasters could disrupt our businesses and impact our financial condition and results of operations.

We are exposed to natural disasters such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse impact on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year. Furthermore, natural disasters and severe weather patterns may negatively impact our clients and their ability to meet their financial obligations to us, including the repayment of loans, particularly those clients who are involved in agriculture. Such events may also result in an impairment of the value of property or other collateral used to secure the loans that we extend. Any of the foregoing factors may have a material adverse effect on our results.

Changes in tax regulations or the interpretation of existing regulations in Guatemala, Honduras, Panama, El Salvador or The Bahamas could adversely affect our financial condition and results of operations.

New tax laws and regulations and uncertainties with respect to future tax policies in the countries where we operate may materially affect us. Changes in tax-related laws and regulations or in the interpretation of existing regulations may affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions and eliminating tax-based incentives and non-taxable income rules. In addition, the interpretation of tax regulations of tax authorities and courts may differ from ours, which could result in tax litigation and associated costs and penalties.

Panama, Guatemala, Honduras and El Salvador have different corporate disclosure and accounting standards for our industry than those you may be familiar with in the United States.

Financial reporting disclosure requirements in the jurisdictions in which we operate differ in certain significant respects from those required in the United States. There are also material differences among IFRS, local GAAP and U.S. GAAP. Accordingly, the information about us available to you will not be the same as the information available to holders of shares issued by a U.S. company. Furthermore, we recently began preparing our financial statements in accordance with IFRS and, as a result, some of our financial data may not be easily comparable from period to period.

Risks Relating to the Shares and the Offering

There may be a lack of liquidity and market for our shares.

Prior to this offering, there has not been a public market for our shares in the United States. We will apply to list our shares on NYSE. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities’ market is often a function of the volume of the underlying shares that are publicly-held by unrelated parties. We cannot predict whether an active liquid public trading market for our shares in the United States will develop or be sustained.

The price of our shares may be volatile.

The trading price of our shares following this offering may fluctuate substantially and may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares. The factors that could cause fluctuations include, but are not limited to, the following:

•	overall price and volume fluctuations affecting the stock exchanges on which our shares are listed;

•	significant volatility in the market price and trading volume of banking or insurance company securities generally;

•	actual or anticipated changes in our earnings, fluctuations in our operating results or the failure to meet the expectations of financial market analysts and investors;

•	investor perceptions of the banking and insurance industries in general and our company in particular;

•	investor perceptions of emerging markets and Latin American or Central American issuers;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	catastrophic events;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	regulatory changes;

•	loss of external funding sources; or

•	sales of large blocks of our stock or sales by insiders.

We may raise additional capital in the future through the issuance of equity securities, which may result in dilution of the interests of our shareholders.

We may need to raise additional capital and may opt for obtaining such capital through the public or private placement of equity securities or securities convertible into our shares. Our articles of incorporation do not provide for preemptive rights for our shareholders in the event of a public or private equity offering through organized capital markets. Accordingly, such additional funds may dilute the percentage interests of investors in our shares.

Sales of additional shares, including by us, our directors and officers or certain of our shareholders, following expiration or early release of certain lock-up agreements, could cause the price of our shares to decline.

Sales of additional shares, including by us, our directors and officers or certain of our shareholders, following expiration or early release of certain lock-up agreements, could cause the price of our shares to decline. Sales of substantial amounts of our shares in the public market, or the availability of such shares for sale, by us, our directors and officers or certain of our shareholders, could adversely affect the price of our shares. In connection with the offering of our shares, we, our directors and officers and certain of our shareholders, have entered into lock-up agreements for a period of 180 days following                 , 2017 (which period may be extended under certain circumstances). These lock-up agreements are subject to certain exceptions and described under “Underwriting—Lockup Restriction.” Upon the expiration of such lock-up agreements, we, our directors and officers and certain of our shareholders, will be free to sell additional shares subject to complying with applicable securities laws.

A third party could be prevented from acquiring control of us because of the anti-takeover provisions in our articles of incorporation and restrictions under Guatemalan law.

The ownership and transfer of our shares is subject to certain requirements, options and restrictions under our articles of incorporation. Our articles of incorporation provide that any direct or indirect acquisition by any person or group of persons of more than 5%, or more than 2% if such purchaser is a competitor, of our capital stock requires prior written authorization of our board of directors. Upon the authorization of our board of directors, unless our board of directors determines otherwise, the acquirer must make a public offer to acquire all of our shares at or above a price based on our stock’s trading history plus a 20% premium. This provision could discourage possible future purchasers of our shares, or of a significant portion of our shares and, accordingly, could adversely affect the liquidity and price of our shares. See “Description of Share Capital and Articles of Incorporation—Limitation on Acquisition of our Capital Stock and Public Tender Offers” for more information.

In addition, under Guatemalan law, any person or group of persons who directly or indirectly acquires more than 5% of the capital stock of a Guatemalan bank or insurance company must first obtain authorization from the Guatemalan Superintendency of Banks. In connection with the exchange offer pursuant to which Banco Industrial became our subsidiary, we were granted such authorization by the Guatemalan Superintendency of Banks, subject to the requirement that we report to it any change in our capital structure, or any acquisition of our shares that results in any person or group of persons directly or indirectly owning 5% or more of the capital stock of Banco Industrial. Any direct acquisition of 5% or more of the capital stock of Banco Industrial or Seguros el Roble requires prior authorization from the Guatemalan Superintendency of Banks, and prior authorization from the Guatemalan Superintendency of Banks may also be required for any acquisition of our shares that results in the indirect acquisition of 5% or more of the capital stock of Banco Industrial or Seguros el Roble.

In the event that any person seeks authorization from our board of directors to acquire more than 5% of our capital stock as required by our articles of incorporation, our board of directors would in turn require such person to seek authorization from the Guatemalan Superintendency of Banks. A failure by any purchaser of our shares to comply with the requirements in our articles of incorporation would result in a loss of all of the rights derived from the shares (including economic and voting rights), and such shares would not be taken into consideration for purposes of determining the required quorum or majority at our shareholders’ meetings, nor would such purchaser be recorded as a shareholder in the stock registry of our company or in the registries of the depositary institutions in which our shares are deposited. In addition, our board of directors would require such purchaser to transfer its shares to a third party previously approved by our board of directors. We are unable to predict with certainty the additional consequences that may be imposed by the Guatemalan Superintendency of Banks upon a purchaser of our shares who failed to seek prior authorization as described above. Prospective purchasers of our shares should assume that our board of directors will comply with any order from the Guatemelan Superintendency of Banks in connection with the enforcement of the requirements described above.

You will experience immediate and substantial dilution in the book value of the shares you purchase in this offering.

Because the initial offering price of the shares being sold in this offering will be substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution in the book value underlying your shares. Net tangible book value represents the amount of our tangible assets on an adjusted basis, minus our total liabilities on an adjusted basis. As a result, at the assumed initial public offering price of US$                 per share (based on the mid-point of the price range set forth on the cover page of this prospectus), we currently expect that you will incur immediate dilution of US$                 per share (assuming no exercise of the underwriters’ option to purchase additional shares).

The interests of the non-independent members of our board of directors, who as a group may have been deemed to beneficially own approximately 62.84% of our common stock as of our 2017 shareholders’ meeting, may conflict with those of other shareholders.

Historically, a significant amount of our shareholders have granted powers of attorney to our directors and officers for the purpose of voting the corresponding shares at the relevant general annual shareholders’ meeting. As a group, as of our 2017 shareholders’ meeting, the non-independent members of our board of directors may have been deemed to beneficially own approximately 62.84% of our outstanding shares of common stock; non-independent members of the board beneficially owned 12.46% of our outstanding shares of common stock and may have been deemed to be the beneficial owners of an additional 50.38% of our outstanding shares of common stock by means of shareholder grants of powers of attorney. This entitles them, among other things, to significantly influence the outcome of most actions requiring shareholder approval or participation, including election of the board of directors, corporate reorganizations, dispositions and the timing and payment of any future dividends. Upon completion of the offering, they will continue to have such power. These shareholders may have an interest in pursuing joint ventures, acquisitions, dispositions, financings, or similar transactions that could conflict with the interests of other shareholders. Accordingly, these shareholders may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests.

You may have fewer and less well-defined rights than shareholders of a company organized in other jurisdictions, such as the United States.

We are a corporation (sociedad anónima) organized under the laws of Panama. Our corporate affairs are governed by our organizational documents and the laws of Panama. Under such documents and laws, holders of our shares, may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in other jurisdictions, such as the United States, especially with regards to minority shareholders.

Exercising the right to vote requires attendance or representation at shareholder meetings.

We are a Panamanian company, and as such, many of our shareholder meetings take place in Panama. Shareholders located outside of Panama that wish to exercise their right to vote will have to attend shareholder meetings in Panama or arrange other means of representation.

You may have difficulty enforcing judgments against us, our directors and officers.

Substantially all of our directors and officers, and certain of the experts named herein reside outside the United States, and all or substantial portions of our assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or upon us, including with respect to matters arising under the federal securities laws of the United States, or to enforce against such persons or against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Panamanian counsel that no bilateral or multilateral treaties exist between the United States and Panama for the reciprocal enforcement of foreign judgments and judgments of courts outside Panama, including but not limited to judgments of United States court. Such judgments may only be recognized and enforced by the courts of Panama in the event that the Supreme Court of Panama validates the judgment by the issuance of a writ of exequatur. Subject to a writ of exequatur, any final judgment rendered by any federal or state court located in the State of New York will be recognized, conclusive and enforceable in the courts of Panama without reconsideration of the merits, provided that (i) such foreign court grants reciprocity to the enforcement of judgments of courts of Panama, (ii) the party against whom the judgment was rendered, or its agent, was personally served in such action, (iii) the judgment arises out of a personal action against the defendant, (iv) the obligation in respect of which the judgment was rendered is lawful in Panama and does not contradict the public policy of Panama, (v) the judgment is properly authenticated by diplomatic or consular officers of Panama or pursuant to the 1961 Hague Convention on the legalization of documents, (vi) that the judgment has been rendered by a competent court, i.e., that it does not violate the putative jurisdiction of the Panamanian courts and (vii) a copy of the final judgment is translated into Spanish by a licensed translator in Panama.

In addition, our articles of incorporation contain a general indemnification provision for our directors and officers. Our articles of incorporation state that we shall indemnify and hold our directors and officers harmless with respect to any action, judicial expense, loss, damage or cost which they may incur or suffer as a consequence of acts or omissions in the performance of their duties, and none of them will be liable for any acts, omissions, or negligence of the other directors and/or officers, except in the case of the gross negligence, willful misconduct or bad faith by the director or officer.

If we were to become a passive foreign investment company, U.S. investors could experience adverse U.S. tax consequences.

Based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not expect to be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. However, PFIC status is a factual determination that must be made after the close of each taxable year and it is possible that we may become a PFIC in the current year or a future year due to changes in the valuation or composition of our income or assets or those of our subsidiaries.

In the event that, contrary to our expectation, we are classified as a PFIC, U.S. investors could be subject to adverse U.S. federal income tax consequences and additional information reporting requirements. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” for more information.

If we are unable to implement and maintain effective internal control over financial reporting in the future, our results of operations and the price of our shares could be adversely affected.

We are not currently required to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and, therefore, we have not made a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Section 404 of the U.S. Sarbanes-Oxley Act of 2002 will require us, for the year ending March 31, 2019 and subsequent years, to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and to report on and attest to the effectiveness of our internal control over financial reporting. Any delays or difficulty in satisfying our requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control-and procedure-related requirements. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, NYSE or other regulatory authorities.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as of March 31, 2019 and in subsequent years as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Panamanian and Guatemalan practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our shares will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

For example, NYSE listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company.” The listing standards for the NYSE also require that U.S. listed companies, at the time they cease to be “controlled companies,” have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under both Panamanian and Guatemalan law, companies may, but are not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. In addition, NYSE rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Guatemalan and Panamanian law.

The NYSE’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. Although we have implemented certain similar measures of corporate governance, these are not mandatory and therefore we are not legally required to comply with the corporate governance guidelines.

As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports.

We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with selective disclosure principles, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.

If securities or industry analysts do not actively follow our business, or if they publish unfavorable research about our business, the price and trading volume of our shares could decline.

The trading market for our shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If analysts do not cover our company, the trading price for our shares may be negatively impacted. If one or more of the analysts who covers us downgrades our shares or publishes unfavorable research about our business, the price of our shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause the price and trading volume of our shares to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. These statements appear throughout this prospectus, including, without limitation, under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations” and “Business,” and include statements regarding our current intent, belief or expectations of our officers or management with respect to (1) our strategic plans, (2) trends affecting our financial condition or results of operations, (3) the impact of competition and regulations, (4) projected capital expenditures and (5) liquidity. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this prospectus as a result of various factors, many of which are beyond our control.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	the effect of the implementation of any aspect of our business strategy;

•	economic, business and political developments in Guatemala, Honduras, El Salvador, Panama and other countries in Central America and globally;

•	exchange rate fluctuations and government measures to control foreign exchange rates;

•	increased inflation;

•	increases in interest rates;

•	changes in regulations and governmental banking or insurance policy in the jurisdictions in which we operate as they relate to the services and products we offer;

•	increased competition and consolidation in the Guatemalan, Salvadoran, Honduran and Panamanian financial services and insurance markets;

•	increased costs of funding or our inability to obtain additional debt or equity financing on attractive terms;

•	increases in defaults by our banking business’s borrowers and other loan delinquencies;

•	allowances for impairment losses may be inadequate;

•	failure to adequately meet capital or other requirements;

•	failure to accurately price insurance premiums;

•	dependence on information technology systems;

•	acquisitions and divestitures;

•	adequacy of our risk management procedures and credit, currency, market and investment risks;

•	other risks of our lending and business activities;

•	management’s belief that pending legal and administrative proceedings will not have a materially adverse effect on Bicapital financial condition or results of operations; and

•	the other factors discussed under “Risk Factors” in this prospectus.

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors, except as required by applicable law. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

EXCHANGE RATES

Our financial statements are presented in U.S. dollars, which is our presentation currency. For our Guatemalan subsidiaries the functional currency is the quetzal and for our Honduran subsidiaries the functional currency is the lempira. For our Salvadoran subsidiaries and Westrust Bank, the functional currency is the U.S. dollar. For more information on the basis of presentation see Note 2c to our Annual Financial Statements.

Quetzales

Since 1994, the Guatemalan Monetary Board (Junta Monetaria del Banco de Guatemala) has allowed the exchange rate for the quetzal to be determined predominantly by market forces. The Guatemalan Central Bank intervenes in the foreign exchange market by buying or selling U.S. dollars to counter drastic fluctuations in the exchange rate caused by speculative, cyclical or seasonal factors that affect the balance of payments.

Since 1996, the Guatemalan Central Bank has intervened in the foreign exchange market through the Electronic Currency Negotiation System (Sistema Electrónico de Negociación de Divisas), an electronic system used for buying and selling foreign exchange. Currently, there are no restrictions on the conversion of quetzales into other currencies. On May 1, 2001, the Guatemalan Law of Free Transfer of Foreign Currency (Ley de Libre Negociación de Divisas) came into effect, permitting both domestic and foreign banks in Guatemala to freely enter into foreign currency-denominated contracts and accept demand deposits and offer bank accounts in foreign currency.

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in quetzal per U.S. dollar. Exchange rates are derived from the average rate for the day reported by the Guatemalan Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for quetzales. These rates are presented for information purposes.

Period	Low	High	Average(1)	Period-end
2010	7.9335	8.3948	8.0593	8.0136
2011	7.5753	8.0287	7.7898	7.8108
2012	7.6782	8.0153	7.8342	7.9023
2013	7.7712	7.9980	7.8588	7.8414
2014	7.5966	7.8881	7.7350	7.5968
2015	7.5913	7.7722	7.6556	7.6324
2016	7.4692	7.7453	7.6021	7.5221
2017
March	7.3348	7.3788	7.3595	7.3398
April	7.3303	7.3418	7.3375	7.3389
May	7.3318	7.3526	7.3388	7.3526
June	7.3341	7.3584	7.3432	7.3352
July	7.2824	7.3352	7.3063	7.2824
August	7.2694	7.2909	7.2752	7.2909
September (through September 6, 2017)	7.2918	7.2970	7.2950	7.2920

Source:	Guatemalan Central Bank
(1)	Average of daily rates.

Lempiras

Until March 11, 1990, the official exchange rate was fixed at L.2.00 per US$1.00. From March 12, 1990, the fixed rate was removed and the value of the lempira sharply declined. The government tried to support the currency by strictly enforcing laws that required exporters to repatriate foreign exchange earnings.

Pursuant to Decree 136/94 dated October 12, 1994, the reference exchange rate in Honduras began to be determined by supply and demand forces in the foreign currency exchange market by means of a public U.S. dollar auction system. This decree was ratified in the amendments to the Honduran Central Banks’ governing statutes, approved by the Honduran Congress under Decree No. 228-96.

From October 2005 until June 30, 2011, the Honduran Central Bank set the exchange rate at L.18.8951 per US$1.00, with minimal fluctuations. In response to IMF requirements, the policy shifted from a fixed-rate system to a variable rate reflecting international prices.

From July 1, 2011 to June 31, 2013, the Honduran Central Bank implemented a currency band system, maintaining the exchange rate band within a margin of +/- 7.0% from the base price, which was the closing price of the Honduran foreign currency market for the prior year.

As of July 1, 2013, the Honduran Central Bank established that the offering price for purchase requests in the Honduran foreign currency market should not be greater than 1% of the average basis price at the U.S. dollar auctions held by the Honduran Central Bank in the previous seven business days.

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in lempira per U.S. dollar. Exchange rates are derived from the rates reported by the Honduran Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for lempiras. These rates are presented for information purposes.

Period	Low	High	Average(1)	Period-End
2010	18.8951	19.0274	18.9613	18.8951
2011	18.8485	19.1459	18.9834	19.0128
2012	19.0519	20.1020	19.5721	19.9623
2013	19.9623	20.7417	20.4271	20.5975
2014	20.5973	21.6630	21.0624	21.5124
2015	21.5123	22.5242	22.0236	22.3676
2016	22.3676	23.6674	22.9185	23.5029
2017
March	23.4940	23.7108	23.6140	23.4940
April	23.4484	23.6468	23.5444	23.4745
May	23.4626	23.6454	23.5526	23.4718
June	23.4406	23.6233	23.5257	23.4445
July	23.4011	23.6207	23.5170	23.4011
August	23.3652	23.5541	23.4541	23.3801
September (through September 6, 2017)	23.3802	23.5440	23.4621	23.3803

Source:	Honduran Central Bank
(1)	Average of daily rates.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares being offered by us in the offering will be approximately US$              million (or approximately US$              million if the option to purchase additional shares is fully exercised by the underwriters) after deducting estimated discounts and commissions and offering expenses payable by us. This estimate is based on a price per share of US$             , which is the midpoint of the price range indicated on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial offering price per share would result in an increase (decrease) in the estimated net proceeds to us of approximately US$             million.

We intend to use the net proceeds to increase capital in our banking subsidiaries, mainly Banco Industrial. We anticipate allocating approximately 85% and 15% of the net proceeds to increase capital in Banco Industrial and across our other subsidiaries, respectively. Our expected use of the net proceeds represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses of the proceeds from this offering. Accordingly, our management has significant flexibility in applying the net proceeds of this offering.

CAPITALIZATION

The following table sets forth, as of June 30, 2017:

•	our actual capitalization; and

•	as adjusted to give effect to the sale of our shares in the offering at an assumed initial public offering price of US$ per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us in connection with the offering and assuming no exercise of the underwriters’ option to purchase additional shares.

This table should be read in conjunction with the information contained in the sections “Presentation of Financial and Other Information,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations,” “Selected Statistical Information,” and our Annual Financial Statements included in this prospectus.

	As of June 30, 2017
	Actual	As adjusted for the offering
	(US$ in millions)	(US$ in millions)
Liabilities:
Long-term debt(1)	2,541.6

Shareholders’ Equity:
Share capital	423.8
Reserves	569.5
Capital contributions	54.1
Retained earnings	267.1
Translation reserve	23.4
Actuarial losses	(1.6)
Equity attributable to owners of Bicapital	1,336.3
Non-controlling interests	38.5

Total Equity	1,374.9

Total Capitalization	3,916.5

(1)	Refers to loans and borrowings from banks, debt securities issued and subordinated liabilities with maturities over one year.

The discussion and table above do not take into account the Perpetual Exchange Right in favor of Banco Industrial’s shareholders. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

DILUTION

If you invest in our shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the net tangible book value per share after this offering. Our historical net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and non-controlling interests by the number of shares outstanding. Our historical net tangible book value as of June 30, 2017 was US$1,336.3 million, or US$11.75 per share, based on 113,739,432 shares outstanding. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our shares in this offering and the as adjusted net tangible book value per share immediately after completion of this offering. After giving effect to our sale of              shares at the public offering price of US$             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2017 would have been US$             million, or US$             per share. This represents an immediate increase in net tangible book value of US$             per share to existing shareholders and an immediate dilution in net tangible book value of US$             per share to purchasers of ordinary shares in this offering, as illustrated in the following table.

Assumed initial public offering price per share
Actual net tangible book value as of June 30, 2017	US$	1,336.3 million
Actual net tangible book value per share as of June 30, 2017		US$11.75
Increase in net tangible book value per share attributable to the offering
As adjusted net tangible book value per share as of June 30, 2017 after giving effect to the offering
Estimate of dilution per share to new investors

The discussion and table above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, the as adjusted number of our shares held by new investors will increase to              or approximately             %, of the total as adjusted number of our shares outstanding after this offering. In such case, the estimate of dilution per share to new investors will be US$            .

In addition, the discussion and table above do not take into account the Perpetual Exchange Right in favor of Banco Industrial’s shareholders. As of June 30, 2017, Banco Industrial shareholders held shares that could be exchanged for 2,371,202 of our shares, which represented 2.08% of our outstanding shares prior to the offering. Pursuant to our articles of incorporation, we have authorized the issuance and sale of up to 2,371,202 shares to Banco Industrial shareholders who elect to exercise the Perpetual Exchange Right. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial information. The selected financial data as of March 31, 2017 and 2016 and for the years ended March 31, 2017, 2016 and 2015 have been derived from our Annual Financial Statements included in this prospectus. The selected financial data as of June 30, 2017 and for the three-month periods ended June 30, 2017 and 2016 have been derived from our Interim Financial Statements included in this prospectus. Our Financial Statements were prepared in accordance with IFRS as issued by the IASB. The selected financial data as of March 31, 2015, 2014 and 2013 and for the years ended March 31, 2014 and 2013, have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB (not included in this prospectus).

The financial data included below and elsewhere in this prospectus are not necessarily indicative of our future performance. Results for the three-month period ended June 30, 2017 are not necessarily indicative of results expected for the full year. The selected consolidated financial information presented below should be read in conjunction with our Financial Statements, “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus.

	For the three-month period ended June 30,		For the year ended March 31,
	2017	2016	2017	2016	2015	2014	2013
	(US$ in millions)		(US$ in millions)
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
Interest income	251.3	232.0	959.2	889.1	819.0	738.6	624.2
Interest expense	(119.9)	(113.7)	(457.3)	(416.4)	(387.0)	(371.8)	(310.5)

Net interest income	131.4	118.3	501.9	472.8	432.0	366.8	313.7
Loan impairment charges	(12.1)	(11.8)	(51.5)	(51.6)	(56.5)	(28.5)	(16.9)

Net fee and commission income	42.6	34.8	185.9	168.8	159.9	171.8	156.7
Net premium income	7.3	5.8	26.7	22.3	31.4	26.1	20.2

Profit for banking and insurance operations	169.2	147.1	662.9	612.3	566.8	536.1	473.6
Operating and administrative expenses	(120.8)	(103.6)	(426.9)	(398.3)	(365.8)	(326.7)	(276.1)
Other operating income, net	15.5	13.3	28.8	26.6	18.7	13.6	9.8

Profit before tax	63.8	56.7	264.9	240.6	219.6	223.0	207.4
Income tax	(9.2)	(6.3)	(34.7)	(24.7)	(33.7)	(41.8)	(45.4)

Profit for the period Attributable to:	54.6	50.4	230.1	215.9	185.9	181.2	162.0

Equity holders of Bicapital	52.6	48.6	223.0	208.9	179.3	174.9	155.9
Non-controlling interest	2.0	1.8	7.2	7.0	6.6	6.3	6.1
Basic and diluted earnings per share (US$)(1)(2)	0.47	0.44	1.99	1.89	1.63	1.59	1.43
Weighted average number of ordinary shares outstanding (millions)(2)	112.6	110.4	112.1	110.4	110.3	110.1	108.9

(1)	Basic earnings per share is determined dividing profit after taxes attributable to the equity holders of Bicapital by the weighted average number of ordinary shares outstanding during the respective year. Diluted earnings per share reflect the potential dilution assuming the conversion of all dilutive potential ordinary shares. See Note 3u and Note 30 to our Annual Financial Statements for more information.
(2)	Adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

	As of June 30,	As of March 31,
	2017	2017	2016	2015	2014	2013
	(US$ in millions)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Assets
Cash and cash equivalents	1,825.2	1,731.9	1,760.7	1,427.9	1,078.6	1,082.9
Investment securities	3,454.3	3,578.4	3,422.9	3,212.2	3,149.7	2,737.0
Loan portfolio, net	9,027.6	8,834.4	7,880.0	7,128.2	6,372.3	5,512.0
Restricted cash	112.7	112.6	91.8	79.8	115.6	105.7
Property and equipment, net	332.4	342.0	310.9	297.7	267.3	253.0
Goodwill	146.8	146.8	137.9	139.0	136.3	135.9
Other(1)	465.3	441.6	397.9	355.6	289.5	285.0

Total assets	15,364.3	15,187.6	14,002.0	12,640.4	11,409.3	10,111.6

Liabilities
Deposits and obligations from customers	9,473.1	9,134.1	8,571.4	7,735.5	7,079.1	6,600.1
Financing	2,947.6	3,124.6	2,821.1	2,593.2	2,221.5	1,594.6
Debt securities issued	792.0	782.6	644.1	626.8	561.2	521.2
Accruals and deferred income	299.5	267.6	257.4	239.9	213.1	198.8
Subordinated liabilities	196.4	193.1	193.0	192.9	195.8	178.3
Insurance reserves	157.3	168.8	142.2	115.1	106.0	104.9
Other(2)	123.6	134.1	214.2	98.0	90.4	81.6

Total liabilities	13,989.4	13,804.7	12,843.3	11,601.6	10,467.2	9,279.6

Equity
Share capital	423.8	437.4	392.3	391.8	389.3	386.4
Reserves	569.5	460.3	259.4	247.5	221.3	180.1
Capital contributions	54.1	7.1	7.1	7.1	7.1	7.3
Retained earnings	267.1	420.3	487.2	373.5	298.0	234.5
Other comprehensive income	21.8	20.7	(22.5)	(13.8)	(4.7)	(6.4)

Equity attributable to owners of Bicapital	1,336.3	1,345.9	1,123.5	1,006.0	911.0	801.8
Non-Controlling interests	38.5	37.1	35.2	32.8	31.1	30.2

Total equity	1,374.9	1,382.9	1,158.7	1,038.8	942.1	832.0

Total equity and liabilities	15,364.3	15,187.6	14,002.0	12,640.4	11,409.3	10,111.6

(1)	Other assets are composed of: other receivables, prepayments, assets under insurance contracts, foreclosed assets, intangible assets and investment property.
(2)	Other liabilities are composed of: government repurchase agreements, provisions, liabilities under insurance contracts, derivative liabilities held for risk management, employee benefits and deferred tax.

	As of and for the three-month period ended June 30,		As of and for the year ended March 31,
	2017	2016	2017	2016	2015	2014	2013
	(in percentages, unless otherwise indicated)
SELECTED FINANCIAL RATIOS
Performance Ratios
Net interest margin(1)	4.0%	3.9%	4.0%	4.1%	4.3%	3.9%	3.9%
Efficiency ratio(2)	53.9%	56.2%	54.7%	55.2%	54.2%	53.2%	51.4%
Return on average assets(3)	1.4%	1.4%	1.6%	1.6%	1.6%	1.7%	1.7%
Return on average shareholders’ equity(4)	16.3%	17.6%	18.8%	19.4%	19.4%	21.7%	22.7%
Fee income ratio(5)	25.2%	23.7%	28.0%	27.6%	28.2%	32.0%	33.1%
Capital and Balance Sheet Structure
Average total equity as a percentage of average total assets(6)	8.8%	8.1%	8.4%	8.4%	8.0%	7.6%	7.5%
Total equity as a percentage of total assets(7)	8.9%	8.2%	9.1%	8.3%	8.2%	8.3%	8.2%
Tier 1 capital as a percentage of risk-weighted assets(8)	12.6%	12.3%	12.9%	12.3%	11.6%	11.8%	11.9%
Capital ratio of Bicapital(9)	14.3%	14.7%	14.7%	14.7%	14.2%	14.8%	15.0%
Capital ratio of Banco Industrial(9)(10)	12.7%	11.4%	12.6%	12.5%	11.3%	11.9%	13.5%
Capital ratio of Banpaís(9)(11)	12.9%	12.7%	12.5%	12.7%	13.0%	13.2%	12.2%
Capital ratio of BI El Salvador(9)(12)	18.1%	17.5%	18.1%	18.3%	19.8%	20.4%	19.6%
Total loans, net as a percentage of total deposits	95.3%	90.2%	96.7%	91.9%	92.1%	90.0%	83.5%
Credit Quality Ratios
NPL ratio(13)	1.1%	1.2%	1.0%	1.2%	1.1%	1.7%	1.8%
Loan impairment charges as a percentage of total gross loans(14)	0.4%	0.8%	0.6%	0.5%	1.0%	0.4%	0.4%
NPL coverage ratio(15)	93.4%	92.8%	95.9%	93.5%	104.6%	90.7%	95.7%
Allowance for loan losses as a percentage of total loans(16)	1.0%	1.1%	1.0%	1.2%	1.2%	1.7%	1.8%
Other Data
Dividends (US$ in millions)(17)	—	—	96.7	88.9	83.3	77.6	71.4
Dividends per share (in US$)(18)	—	—	0.85	0.80	0.75	0.70	0.65
Employees	13,582	12,970	13,473	12,850	12,211	10,386	9,850
Branches	799	772	802	768	654	627	568
ATMs(19)	1,202	1,115	1,171	1,100	1,066	998	979

(1)	Refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances. Net interest margin for the three-month period ended June 30, 2017 is annualized and calculated as net interest income for the period multiplied by four, divided by an average of interest earning assets as of March 31, 2017 and June 30, 2017.
(2)

Refers to operating and administrative expenses before depreciation and amortization divided by the period’s profit for banking and insurance operations plus loan impairment charges for the years ended March 31, 2017, 2016 and 2015. For the three-month periods ended June 30, 2017 and June 30, 2016 refers to operating and administrative expenses before depreciation and amortization minus operating and administrative expenses from our health care subsidiaries, divided by the period’s profit for banking and insurance operations plus loan impairment charges. For the three-month periods ended June 30, 2017 and June 30, 2016, operating and administrative expenses from our health care subsidiaries have been excluded from our consolidated operating and administrative expenses as a result of a reclassification of our income from health care services as other operating income. For the three-month period ended June 30, 2017 a

US$6.4 million non-income tax expense from the intercompany sale of land has been excluded from our consolidated operating and administrative expenses, which is considered a non-recurring transaction.
(3)	Refers to profit for the period divided by average total assets. The average balances for total assets have been calculated on the basis of monthly balances. ROAA for the three-month period ended June 30, 2017 is annualized and calculated as profit for the period multiplied by four, divided by an average of total assets as of March 31, 2017 and June 30, 2017.
(4)	Refers to profit for the period divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our monthly balances. ROAE for the three-month period ended June 30, 2017 is annualized and calculated as profit for the period multiplied by four, divided by an average of shareholders’ equity as of March 31, 2017 and June 30, 2017.
(5)	Refers to net fee and commission income divided by profit for banking and insurance operations.
(6)	The average balances for total equity and total assets have been calculated on the basis of monthly balances.
(7)	Refers to the end-of-period total equity divided by the end-of-period total assets.
(8)	Refers to the end-of-period Tier 1 capital divided by the end-of-period risk-weighted assets. See Note 5 to our Annual Financial Statements.
(9)	Refers to the ratio of total regulatory capital to total risk-weighted assets. Total regulatory capital and risk-weighted assets are calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Regulatory capital and risk-weighted assets for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB. Regulatory capital and risk-weighted assets for Banpaís are calculated in accordance with regulatory requirements of the CNBS, while the regulatory capital and risk-weighted assets for BI El Salvador are calculated in accordance with regulatory requirements of the SSF. See Note 5 to our Annual Financial Statements.
(10)	Banco Industrial’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 10.0% of the GSB.
(11)	Banpaís’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 12.0% of the CNBS.
(12)	BI El Salvador’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 14.5% of the SSF.
(13)	Based on the loan activity carried out by our banking subsidiaries (Banco Industrial, Banpaís and BI El Salvador). Calculated as total NPL divided by total loans.
(14)	Figures for the three-month period ended June 30, 2017 have been annualized.
(15)	Refers to the end-of-period allowance for loan losses divided by the end-of-period NPL.
(16)	Refers to the end-of-period allowance for loan losses divided by the end-of-period total loans.
(17)	Dividends include dividends declared and paid by Bicapital for each year presented. See Notes 3 and 28b to our Annual Financial Statements. Dividends are declared and paid in U.S. dollars.
(18)	Adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”
(19)	Excludes third-party network ATMs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our Financial Statements, and with the other financial information included in this prospectus. Our Financial Statements included in this prospectus have been prepared in accordance with IFRS. Our future results may vary substantially from those discussed herein because of various factors that affect our business, including, but not limited to, those discussed under “Forward-Looking Statements” and “Risk Factors” and other factors discussed in this prospectus.

Overview

We are the largest financial services group in Guatemala, with a growing presence in other underpenetrated and fast-growing Central American countries. Through our subsidiaries, we provide a comprehensive range of corporate and retail banking, insurance and other financial services to more than 1.8 million clients as of June 30, 2017. We were formed as a holding company in 2006, and our main subsidiary, Banco Industrial, was founded in 1967. We believe that our businesses benefit from significant synergies as a result of being part of one financial group.

Our operations in Guatemala include Banco Industrial and Seguros El Roble, the largest bank and insurance company in the country, respectively, which are also among the most profitable entities in the Guatemalan banking and insurance systems, according to the GSB. We are the market leader in terms of total assets, total net loans and total deposits, with market shares of 27.7%, 27.8% and 24.3%, respectively, as of June 30, 2017, as well as, first in total gross premiums written, with a market share of 24.9% and 26.1%, respectively, for the three-month period ended June 30, 2017 and the year ended March 31, 2017, according to the GSB. On an annualized basis for the three-month period ended June 30, 2017 and for the year ended March 31, 2017, Banco Industrial had a ROAE of 19.6% and 21.7%, respectively, compared to a ROAE of 15.0% and 14.7%, respectively, for the Guatemalan banking system as a whole, and Seguros El Roble (including Fianzas El Roble) had a ROAE of 37.6% and 31.2%, respectively, compared to a ROAE of 25.6% and 21.8%, respectively, for the Guatemalan insurance system as a whole, according to the GSB. As of June 30, 2017, Banco Industrial had one of the largest banking distribution networks in Guatemala, with 6,164 points of service, comprised of 621 branches, 3,874 ATMs (including 1,026 proprietary and 2,848 third-party network ATMs) and 1,669 correspondent agents (third-party points of service). As of June 30, 2017, Banco Industrial, Seguros El Roble and our other financial operations in Guatemala represented 78.5% of our total assets.

As part of our growth strategy, beginning in 2007 with our acquisition of a controlling interest in Banpaís, we expanded our operations outside Guatemala to Honduras and El Salvador. Since then, our international growth has been focused on the northern part of Central America, given the high level of intra-regional trade activity by our clients. In January 2016 we expanded our operations into Panama. Currently, our operations outside of Guatemala include: (i) Banpaís, the fourth-largest bank in Honduras in terms of total net loans, with a 12.1% market share as of June 30, 2017, according to the CNBS, (ii) Seguros del País, the fourth-largest insurer in Honduras in terms of total gross premiums written, with a 12.2% and 8.7% market share for the three-month period ended June 30, 2017 and the year ended March 31, 2017, according to the CNBS, and (iii) BI El Salvador, the 12th-largest bank in El Salvador in terms of total net loans, with a 1.5% market share as of June 30, 2017, according to the SSF. Our banking network outside Guatemala is comprised of a total of 178 branches and 176 ATMs as of June 30, 2017. As of June 30, 2017, Banpaís, Seguros del País and BI El Salvador, together, represented 13.2% of our total assets.

Principal Factors Affecting our Financial Condition and Results of Operations

Economic Environment

Our banking and insurance subsidiaries are affected by the general economic environment of the countries in which we operate, mainly Guatemala. As of June 30, 2017, Banco Industrial, Seguros El Roble and our other financial operations in Guatemala represented 78.2%% of our total assets and Banpaís, Seguros del País and BI El Salvador, together, represented 13.2% of our total assets. Decreases in the growth rate of the country’s economy, periods of negative growth, or material increases in inflation or interest rates could result in lower demand for, or affect the pricing of, our services and products. Because a large percentage of the costs and expenses of our subsidiaries is fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, in which case our profitability could be affected. Changes in the financial condition or credit profiles of clients of our banking subsidiaries and increases in inflation or interest rates could have a negative effect on the quality of our banking subsidiaries’ loan portfolios, potentially requiring them to increase loan loss provisions or resulting in reduced profitability.

Guatemala

The Guatemalan economy in recent years has been characterized by consistent growth rates. Based on reports published by the Guatemalan Central Bank, GDP growth for 2016 was 3.1%, compared to 4.1% in 2015 and 4.2% in 2014, and is projected to reach between 3.0% and 3.8% in 2017. Furthermore, according to the Guatemalan Central Bank, Guatemala’s international net reserves (foreign-currency deposits held by the Guatemalan Central Bank) were approximately US$9,160.4 million as of December 31, 2016 as compared to approximately US$7,751.2 million as of December 31, 2015 an 18.2% increase and US$7,333.4 million at December 31, 2014 a 5.7% increase. In 2016, Guatemala’s fiscal deficit was 1.1% of GDP, compared to 1.4% of GDP in 2015 and 1.9% of GDP in 2014. From 2015 to 2016, the decrease in deficit was due to an increase of 8.7% and 5.3% in government income and expenses, respectively. From 2014 to 2015, the decrease in deficit was due to an increase of 1.3% and a decrease of 1.5% in government income and expenses, respectively.

During 2016, growth was driven by internal demand, mainly by a 4.2% increase in private consumption, compared to an increase of 5.1% in 2015, which represented approximately 85.0% of the GDP growth rate for 2016, primarily as a result of growth in family remittances and household income. In 2014, growth was driven by internal demand, mainly by a 3.9% increase in private consumption, which represented approximately 84.3% of the GDP growth rate for 2014, primarily as a result of growth in family remittances and household income.

The economic sectors that showed the highest growth were: manufacturing; retail and wholesale trade; financial services; private services; and agriculture, livestock, fishing and forestry. These sectors contributed approximately 77.0% of the GDP growth rate for 2016. For 2015, the economic sectors that showed the highest growth were: manufacturing; private services; financial services; and agriculture, livestock, fishing and forestry; together contributing approximately 74.0% of the GDP growth rate. For 2014, the economic sectors that showed the highest growth were: mining; retail and wholesale trade; manufacturing; professional services; and agriculture, livestock, fishing and forestry, together contributing approximately 77.0% of the GDP growth rate.

The table below sets forth additional details regarding Guatemala’s recent economic performance.

	As of December 31,
	2016	2015	2014
Real GDP growth rate	3.07%	4.14%	4.17%
Reference interest rate	3.00%	3.00%	4.00%
Variation in Consumer Price Index	4.23%	3.07%	2.95%
Net international reserves (US$ in millions)	9,160.4	7,751.2	7,333.4

Source: Guatemalan Central Bank.

Due to Guatemala’s macroeconomic indicators and political environment, the country has an overall credit rating of Ba1 by Moody’s, BB by Fitch (both with a stable outlook) and BB by S&P (with a negative outlook).

Honduras

The Honduran economy has also maintained consistent economic growth in recent years. According to the Honduran Central Bank, GDP growth for 2016 was 3.6%, compared to 3.6% in 2015 and 3.1% in 2014. The IMF further estimates that GDP will grow 3.4% in 2017. During 2016, internal demand grew as a result of the growth shown in the following economic sectors: financial services; construction; agriculture, livestock, fishing and forestry; energy and water; communications and manufacturing. The current fiscal deficit for 2016 was 3.8% of GDP, compared to 3.0% of GDP in 2015 and 4.4% of GDP in 2014. Honduras’s international net reserves were approximately US$3.9 billion as of December 31, 2016, compared to US$3.8 billion and US$3.5 billion as of the same date in 2015 and 2014, respectively.

The increase in net international reserves (foreign-currency deposits held by the Honduran Central Bank) was driven by net purchases of foreign currency of US$1,184.9 million and international donations of US$46.6 million.

The table below sets forth additional details regarding Honduras’s recent economic performance.

	As of December 31,
	2016	2015	2014
Real GDP growth rate	3.61%	3.64%	3.06%
Reference interest rate	5.50%	6.25%	7.00%
Variation in Consumer Price Index	3.31%	2.36%	5.82%
Net international reserves (US$ in millions)	3,887.6	3,822.3	3,516.5

Source: Honduran Central Bank.

Due to Honduras’s macroeconomic indicators and political environment, the country has an overall credit rating of B+ from S&P with a stable outlook and a sovereign debt rating of B2 from Moody’s with a positive outlook.

El Salvador

According to the Salvadoran Central Bank (Banco Central de Reserva de El Salvador), GDP growth for 2016 was 1.4%, compared to 2.3% in 2015 and 2.4% in 2014.

The fiscal deficit for 2016 was 8.1% of GDP, compared to 11.5% of GDP in 2015 and 16.0% of GDP in 2014. El Salvador’s international net reserves were approximately US$2.9 billion as of December 31, 2016, compared to US$2.7 billion and US$2.7 billion as of the same date in 2015 and 2014, respectively.

Although there was a slowdown in the growth of GDP during 2016, there was an increase in local demand, mainly in private investment and domestic consumption and in a lesser degree in investment and public consumption. An important factor that drove the internal demand was the growth in banking loans, which allowed the financing of the increasing demand for funds by the private sector. El Salvador also received an important flow of family remittances, which together with loans, increased nominal salaries and reduced internal local prices, strengthening domestic consumption.

The table below sets forth additional details regarding El Salvador’s recent economic performance.

	As of December 31,
	2016	2015	2014
Real GDP growth rate	1.43%	2.30%	2.37%
Reference interest rate	4.29%	4.51%	4.82%
Variation in Consumer Price Index	(0.94)%	1.02%	0.47%
Net international reserves (US$ in millions)	2,923.0	2,670.2	2,661.2

Due to El Salvador’s macroeconomic indicators and political environment, the country has an overall credit rating of B+ from S&P and from Fitch Ratings, both with a stable outlook, and a rating of Ba3 from Moody’s, with a negative outlook.

Effects of Changes in Interest Rates

Changes in interest rates affect the following areas of our business, among others:

•	financial margin;

•	volume of loans originated;

•	market value of our financial assets; and

•	gains or losses from sales of loans and securities.

Increases in short-term interest rates could reduce our financial margin, which comprises the majority of our revenue. A significant portion of our subsidiaries’ assets, including loans, are long-term assets. In contrast, most deposits are short-term. When interest rates rise, our banking subsidiaries must pay higher interest on deposits while interest earned on assets does not rise as quickly, which causes profits to decrease. Interest rate increases could result in adverse changes in our financial margin, reducing its growth rate or even resulting in decreases as compared to previous periods.

Increases in interest rates may reduce the volume of loans originated by our banking subsidiaries. Sustained high interest rates have historically discouraged clients from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.

Increases in interest rates may reduce the value of our financial assets. Our banking subsidiaries hold a substantial portfolio of loans and debt securities that have both fixed and variable interest rates. The market value of a security with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may incur costs (which, in turn, could impact our results) as our subsidiaries implement strategies to reduce future interest rate exposure. The market value of an obligation with a variable interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms.

Assets and liabilities have been classified by the domicile of our subsidiary as Domestic (operations in Guatemala) or Foreign (operations in Honduras and El Salvador) and by currency of denomination (quetzales, U.S. dollars and lempiras). Domestic operations include quetzal- (local currency of our operations in Guatemala) and U.S. dollar-denominated assets and liabilities. All quetzal-denominated assets and liabilities have been converted into U.S. dollars using the interbank exchange rate published by the Guatemalan Central Bank at the relevant date, as required by IFRS. Foreign operations include lempiras (local currency of Honduras) and U.S. dollars (which is used in our Honduran and Salvadoran operations). Lempiras have been converted to U.S. dollars using the exchange rate published by the Honduran Central Bank at the relevant dates, as required by IFRS. For more information see “Exchange Rates.” For purposes of this section, U.S. dollar-denominated assets and liabilities include: (i) U.S. dollar Domestic, which includes all transactions conducted in Guatemala or on behalf of Guatemalan residents in U.S. dollars; and (ii) U.S. dollar Foreign, which includes (a) all transactions conducted in Honduras or on behalf of Honduran residents in lempiras and (b) transactions conducted in Honduras or on behalf of Honduran residents in U.S. dollars and all transactions conducted in El Salvador or on behalf of Salvadoran residents in U.S. dollars.

Quetzal-Denominated Assets and Liabilities in Guatemala

The chart below presents the weighted average interest rates on quetzal-denominated assets and liabilities of the Guatemalan banking industry (including Banco Industrial) and of Banco Industrial for the years indicated, as published by the Guatemalan Central Bank. The table also shows the seven-day deposit rate published by the Guatemalan Central Bank.

The Guatemalan banking industry generally does not establish its interest rates by reference to a benchmark rate; however, the weighted average interest rates on quetzal-denominated assets and liabilities of the Guatemalan banking industry are somewhat influenced by the rate for seven-day deposits published by the Guatemalan Central Bank. The seven-day deposit rate has generally shown a stable trend, remaining unchanged at 3.0% as of June 30, 2017, as of December 31, 2016 and as of December 31, 2015, after decreasing from 4.0% as of December 31, 2014.

The Guatemalan banking industry’s weighted average interest rate paid on local-currency assets has generally shown a stable trend, increasing slightly to 13.1% as of June 30, 2017 from 13.0% as of December 31, 2016 and 13.1% as of December 31, 2015 after decreasing from 13.6% as of December 31, 2014. Banco Industrial’s weighted average interest rate on quetzal-denominated assets is lower than the average interest rate of the Guatemalan banking industry due to its significantly lower-liability interest rates as compared to the industry average, which enables Banco Industrial to maintain a healthy financial margin while charging lower interest rates. This difference results from Banco Industrial’s product mix, which is more heavily focused on commercial clients, and the fact that debt instruments offered to its commercial clients typically have lower interest rates than those for its retail clients. Banco Industrial’s average interest rate on quetzal-denominated assets was 8.9% as of June 30, 2017, as compared to 9.0% as of December 31, 2016, 9.3% as of December 31, 2015 and 9.7% as of December 31, 2014.

The Guatemalan banking industry’s weighted average interest rate on local-currency denominated liabilities has remained unchanged at 5.4% as of June 30, 2017, as of December 31, 2016, and as of December 31, 2015, decreasing slightly from 5.5% as of December 31, 2014. Banco Industrial’s average interest rate on quetzal-denominated liabilities is lower than the local banking industry due to its diverse retail deposit base, with no significant concentration in any specific type of deposit, maintaining a relatively stable trend, with a rate of 3.3% as of June 30, 2017 and 3.4% as of December 31, 2016 and December 31, 2015 and 3.5% as of December 31, 2014.

Foreign Currency-Denominated Assets and Liabilities in Guatemala

The chart below presents the weighted average rates on foreign currency-denominated assets and liabilities of the Guatemalan banking industry (including Banco Industrial) and of Banco Industrial for the periods indicated, as published by the Guatemalan Central Bank.

The Guatemalan banking industry’s weighted average interest rate on foreign-currency denominated assets has shown a stable trend in recent years, increasing slightly to 6.0% as of June 30, 2017 from 5.9%, 5.9% and 6.0% as of December 31, 2016, 2015 and 2014, respectively. Banco Industrial’s average interest rate on foreign currency-denominated assets is lower than the banking system’s due to its concentration on commercial lending. Banco Industrial’s average interest rate on foreign currency-denominated assets has remained unchanged at 5.6%, as of June 30, 2017 and as of December 31, 2016, 2015 and 2014, respectively. The Guatemalan banking industry’s weighted average interest rate on foreign currency-denominated liabilities showed a stable trend, at 3.0% as of June 30, 2017, compared to 2.9% as of December 31, 2016 and 3.0% as of December 31, 2015 and 2.9% as of December 31, 2014. Banco Industrial’s average interest rate on foreign-denominated liabilities was higher than the banking system’s due to a higher concentration of longer-tenor loans and borrowings from banks. Banco Industrial’s average interest rate on foreign-denominated liabilities has been relatively stable, increasing slightly to 3.4% as of June 30, 2017, from 3.3% as of December 31, 2016, 3.1% as of December 31, 2015, and 3.2% as of December 31, 2014.

Lempira-Denominated Assets and Liabilities in Honduras

The chart below presents the weighted average interest rates on lempira-denominated assets and liabilities of the Honduran banking industry (including Banpaís) and of Banpaís, for the periods indicated. The table also presents the seven-day interest rate published by the Honduran Central Bank. The Honduran Central Bank publishes an interest rate that reflects the maximum rate allowed for the bid and ask positions on government securities sold in seven-day auctions, which we refer to as the Honduran Central Bank rate.

The Honduran banking industry generally does not establish its interest rates by reference to a benchmark rate. However, the weighted average interest rates on lempira-denominated assets and liabilities of the Honduran banking industry are somewhat influenced by the Honduran Central Bank rate.

The Honduran banking industry’s weighted average interest rate paid on lempira-denominated assets increased to 20.0% as of June 30, 2017 from 18.8% as of December 31, 2016, after decreasing from 20.0% and 20.7% as of December 31, 2015 and 2014, respectively. The weighted average interest rate on Banpaís’s lempira-denominated assets was lower than that of the banking system due to its significant focus on lending to commercial clients, who demand lower rates. It increased to 14.1% as of June 30, 2017 from 14.0% as of December 31, 2016, compared to 14.6% as of December 31, 2015 and 16.0% as of December 31, 2014.

The Honduran banking industry’s weighted average interest rate on lempira-denominated liabilities was 3.6% as of June 30, 2017, lower than 5.6% as of December 31, 2016, 6.1% as of December 31, 2015 and 7.0% as of December 31, 2014. The weighted average interest rate on Banpaís’s lempira-denominated liabilities decreased to 3.8% as of June 30, 2017 from 4.5% as of December 31, 2016, compared to 3.5% as of December 31, 2015 and 2.9% as of December 31, 2014, which resulted from a strategy focused on maintaining our net interest margin.

Foreign Currency-Denominated Assets and Liabilities in Honduras

The chart below presents the weighted average interest rates on foreign currency-denominated assets and foreign currency-denominated liabilities of the Honduran banking industry as a whole (including Banpaís) and of Banpaís for the periods indicated.

The Honduran banking industry’s weighted average interest rate on foreign currency-denominated assets was 6.0% as of June 30, 2017, significantly lower than 8.2% as of December 31, 2016, 8.3% as of December 31, 2015 and 8.7% as of December 31, 2014. The weighted average interest rate on foreign currency-denominated assets of Banpaís has shown a downward trend similar to that of the banking system due to an increased demand for lower rates in the market. Banpaís’s weighted average interest rate on foreign currency-denominated assets slightly decreased to 6.4% as of June 30, 2017 compared to 6.7% as of December 31, 2016, after decreasing from 7.3% as of December 31, 2015 and 7.0% as of December 31, 2014.

The Honduran banking industry’s weighted average interest rate on foreign currency-denominated liabilities has shown a stable trend, closing at 2.5% as of June 30, 2017 compared to 2.6% as of December 31, 2016, 2.7% as of December 31, 2015, and 2.6% as of December 31, 2014. The weighted average interest rate on foreign currency-denominated liabilities of Banpaís was lower than the banking system’s due to low costs, allowing it to provide a lower rate. Banpaís’s weighted average interest rate on foreign currency-denominated liabilities increased to 1.6% as of June 30, 2017 from 1.3% as of December 31, 2016, compared to 2.5% as of December 31, 2015 and 1.7% as of December 31, 2012.

Effect of Family Remittances

Total family remittances to Guatemala from abroad were US$2,111 billion for the three-months ended June 30, 2017 (an increase of 14.1% from the corresponding period in 2016), US$7.4 billion for the year ended March 31, 2017, (an increase of 13.5% from the corresponding period in 2016), US$6.6 billion for the year ended March 31, 2016 (an increase of 14.9% from the corresponding period in 2015) and US$5.7 billion for the year ended March 31, 2015 (an increase of 9.5% from the corresponding period in 2014), according to the Guatemalan Central Bank. Total family remittances to Honduras from abroad were US$1,143 billion for the three-months ended June 30, 2017 (an increase of 12.9% from the corresponding period in 2016), US$4.1 billion for the year ended March 31, 2017 (an increase of 8.2% from the corresponding period in 2016), US$3.8 billion for the year ended March 31, 2016 (an increase of 6.4% from the corresponding period in 2015) and US$3.6 billion for the year ended March 31, 2015 (an increase of 13.3% from the corresponding period in 2014), according to the Honduran Central Bank.

The revenue we earned from family remittances consisted of commissions on foreign exchange transactions, fees for money orders and other related fees, as well as gains on currency exchange transactions. According to the GSB, through our banking subsidiary, Banco Industrial, we processed US$597 million in family remittances to Guatemala from abroad for the three-months ended June 30, 2017 (28.3% of the market) compared to US$2,018.2 million in family remittances to Guatemala from abroad for the year ended March 31, 2017 (27.1% of the market). Banpaís processed US$113 million in family remittances to Honduras from abroad for the three-months ended June 30, 2017 (9.8% of the market) compared to US$433.2 million (10.6% of the market) in family remittances received for the year ended March 31, 2017. For more information, see “Business.”

Competition

We face intense competition in all of our segments, which can materially affect our growth, market share, margins and profitability. For more information, see “Industry.”

Inflation

Our performance may be impacted by inflation because substantially all of our assets are not adjusted for the effects of inflation. In addition, material increases in inflation could result in lower demand for, and affect the pricing of, our services and products. Because the majority of the costs and expenses of our subsidiaries are fixed, we may not be able to reduce costs in the event of inflation. Increases in inflation could also negatively impact our banking subsidiaries’ loan portfolios.

The Guatemalan economy has been characterized by moderate inflation in recent years. Inflation for the year ended December 31, 2016 was 4.2%, compared to 3.1% in 2015. This increase was principally due to increases in the cost of energy and various agricultural products (mainly tomato and other legumes and vegetables), with a resulting effect on food prices and on the inflation rate that has had an upward trend since the last quarter of 2015. Inflation for the year ended December 31, 2014 was 3.0%. The inflation target of the Guatemalan Central Bank for 2017 is 4.0%.

Honduras experienced inflation of 3.3% for 2016 and 2.4% for 2015, according to the Honduran Central Bank. The primary drivers of inflation were the increase of prices in energy, clothing, and restaurants; other sectors that contributed to the inflation in 2016 were housing, water and fuels. Inflation for the year ended December 31, 2014 was 5.8%. The Honduran Central Bank estimates that the inflation for Honduras for 2017 will be around 4.5%.

Inflation in El Salvador for the year ended December 31, 2016 was (0.9)%, compared to 1.0% for the year ended December 31, 2015. The principal drivers of inflation were mostly climatic conditions and to a lesser degree the international oil prices, as well as the public policy of grants and focus on market prices (energy, communication, and fuels). Inflation for the year ended December 31, 2014 was 0.5%. The IMF estimates a deflation for El Salvador of 2.7% for 2017.

Exchange Rates

We are exposed to currency risk any time we hold an open position in a currency other than quetzales or lempiras. Volatility in quetzal and lempira exchange rates in Guatemala and Honduras could result in higher risks associated with such positions.

In addition, any devaluation or depreciation of the quetzal or lempira against the U.S. dollar could have a negative impact on the ability of our subsidiaries’ clients to repay loans and make premium payments. Therefore, any significant devaluation of the quetzal and lempira against the U.S. dollar could have a material adverse effect on our financial condition and results of operations.

The exchange rate of the quetzal against the U.S. dollar has been stable during recent years. The quetzal exchange rate is characterized by cyclical fluctuations in line with the export seasons of Guatemala’s main commodities. The exchange rate was Q.7.3352 per US$1.00 on June 30, 2017, as published by the Guatemalan Central Bank.

The exchange rate of the lempira has been characterized by a gradual depreciation against the U.S. dollar during recent years, mainly due to higher consumption of imported goods, as well as the drop in prices of exported products like coffee, sugar, and palm oil. The exchange rate was L.23.4445 per US$1.00 on June 30, 2017, as published by the Honduran Central Bank.

For more information, see “Exchange Rates.”

Demographic Trends

As of 2016, Guatemala had a population of approximately 16.7 million people, according to the International Monetary Fund, which represented an estimated increase of approximately 407,000 people compared to 2015. The average annual population growth rate from 2012-2016 was 2.5%, a trend that is estimated to continue for the following five years according to the International Monetary Fund. According to the World Bank, the poverty rate in Guatemala decreased to 9.3% in 2014 (most recent data available), from approximately 11.5% in 2011, and the unemployment rate decreased from 4.13% in 2011 to 2.38% in 2016. According to the International Monetary Fund, GDP per capita in U.S. dollars increased from an estimated US$3,335.9 in 2012 to US$4,088.9 in 2016, reflecting an increase in purchasing power.

As of 2016, Honduras had a population of approximately 8.2 million people, according to the International Monetary Fund, which represented an estimated increase of approximately 115,000 people compared to 2015. The average annual population growth rate from 2012-2016 was 1.5%, a trend that is estimated to continue for the following five years, according to the International Monetary Fund. According to the World Bank, the poverty rate in Honduras increased to 16% in 2014 (most recent data available), from approximately 14% in 2009, and the unemployment rate increased from 4.4% in 2011 to 6.3% in 2016. According to the International Monetary Fund, GDP per capita in U.S. dollars increased from US$2,386.7 in 2012 to US$2,608.6 in 2016, reflecting an increase in purchasing power.

As of 2016, El Salvador had a population of approximately 6.1 million people, according to the International Monetary Fund, which represents an estimated increase of approximately 19,000 people compared to 2015. The average annual population growth rate from 2012-2016 was 0.3%. According to the World Bank, the poverty rate in El Salvador declined to 3.0% in 2014 (most recent data available), from 6.4% in 2009 and the unemployment rate decreased to 6.3% in 2016 from 6.6% in 2011. According to the International Monetary Fund, GDP per capita in U.S. dollars increased from US$3,923.2 in 2012 to US$4,343.4 in 2016, reflecting an increase in purchasing power.

We expect these trends to benefit our business, particularly our retail banking, commercial banking and insurance segments, because as the population increases, unemployment rates decrease and GDP per capita increases, the need for financial services is expected to increase accordingly.

Bank Loans

The growth rates of the loan portfolios of our banking subsidiaries have been a result of the low banking penetration in the countries where we conduct our main operations. In terms of banking penetration, the ratio of loans (as published by the GSB and the CNBS) to GDP (as published by the Guatemalan Central Bank and the Honduran Central Bank) of Guatemala and Honduras was 31.0% and 55.7%, respectively, as of December 31, 2016.

In Guatemala, since the beginning of 2013, the growth of bank loans to the private sector has been experiencing a gradual slowdown. According to the Guatemalan Central Bank, for the three-month period ended June 30, 2017 the growth rate of bank loans to the private sector was 1.1%, while for the years ended March 31, 2017 and 2016, the growth rate was 5.2% and 10.5%, respectively, compared to 11.6% for the year ended March 31, 2015. According to the Guatemalan Central Bank, the primary reason for the slowdown has been a decrease in the growth of domestic corporate loans over the corresponding period; demand for such loans in Guatemala has declined, as certain large corporations have instead decided to access the international markets to issue bonds and obtain loans to meet their funding needs. For the three-month period ended June 30, 2017, the growth rate in loans to the corporate sector was 0.3% as compared to 3.5%, 10.8% and 12.4% for the years ended March 31, 2017, 2016 and 2015, respectively. Despite the decrease in the growth rate, private-sector bank loans continued to experience growth rates higher than GDP growth during the same period.

In Honduras, bank loans to the private sector grew at a rate of 1.8% for the three-month period ended June 30, 2017, as compared to 9.5%, 10.8% and 10.2% for the years ended March 31, 2017, 2016 and 2015, respectively. Private-sector bank loans have experienced growth rates higher than GDP growth during the same periods.

In El Salvador, bank loans to the private sector increased by 1.3% for the three-months ended June 30, 2017, as compared to a growth rate of 5.8%, 4.6% and 4.2% for the years ended March 31, 2017, 2016 and 2015, respectively. The increase in bank loans to the private sector was mainly driven by local private demand for investment and working capital, primarily in the transportation, financial services, and energy sectors.

Critical Accounting Policies under IFRS

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The notes to our Annual Financial Statements contain a summary of our significant accounting policies. The following discussion describes those areas that require considerable management judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. For more information, see Note 3 to our Annual Financial Statements.

Measurement of Financial Instruments

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established control framework with respect to the measurement of fair values, using valuation models according to the fair value hierarchy (Level 1, Level 2 or Level 3), reflecting the degree of subjectivity of the models and their inputs.

We use valuation techniques such as net present value and discounted cash flow models, comparison with similar instruments for which observable market prices and other valuation models exist. Our assumptions include risk-free interest rates; reference interest rates; credit spreads and other premiums for determining discount rates; bonds and equity prices; foreign exchange rates; equity and equity index prices; and expected price volatilities and correlations.

The objective of valuation techniques is to arrive at a fair-value measurement that reflects the price that would be received to sell an asset or paid to transfer the liability in an orderly transaction between market participants as of the measurement date.

Our financial assets and liabilities measured at fair value are interest-rate swaps and futures contracts used for economic hedging purposes. The rest of our financial assets and liabilities are not recognized at fair value.

Our loan portfolio and our investments in debt securities are measured at amortized cost, as we maintain the positions to collect principal and interest. Amortized cost requires an estimation of the recoverability of contractual cash flows. Revenue is recognized using the effective interest method.

Our financial assets are measured at their fair value only for disclosure purposes and are classified on the corresponding fair value hierarchy based on the valuation methodology. Our valuation methodology includes cash flow discount models based on secondary markets and future cash flow discount models using discount rates of similar instruments. Both models take into consideration information input under the fair value hierarchy, mainly Level 2 and Level 3. As of March 31, 2017, 2016 and 2015 the impact of such valuation reflects a higher fair value of assets and liabilities compared to book value, as follows: US$396.1 million, US$328.9 million and US$752.3 million respectively. For more information, see Note 3(c) and Note 5 to our Annual Financial Statements.

Recognition of Insurance Contracts

We record our insurance contracts when issued and recognize our insurance premium income based on the coverage of the insurance provided. The unearned premium reserve represents the portion of premiums issued with respect to the unearned insurance coverage period. In the case of life insurance, premiums are recognized as income upon being issued. For more information, see Note 3(d) to our Annual Financial Statements.

Impairment of Financial Assets

For each reporting period, we define an asset as impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that such loss event has had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

To assess allowance for loan losses and other receivables, we use an individual approach and a collective approach, depending on the level of significance of the loans and other receivables. Loans and other accounts receivable not individually significant are assessed collectively for potential impairment by grouping items with similar risk characteristics. Individually significant loans and other accounts receivable are assessed for potential specific impairment.

Loans are evaluated for impairment on a regular basis for any event that may cause such impairment and adjusted if necessary in our results for the period. To determine whether an impairment loss should be recorded in our results, our subsidiaries make decisions as to whether there is any observable data indicating that there is a reduction of the loan value that can be measured through the estimated future cash flows of the loan portfolio. This evidence includes observable data indicating that an adverse change occurred in the repayment situation of borrowers, or an adverse change in economic conditions that may lead to losses in the loan portfolio. The methodology and assumptions used to estimate the amount and timing of future cash flows are regularly reviewed to reduce any difference between the estimated losses and the actual loss experience.

Components for calculating allowance for loan losses are:

•	Probability of default: describes the probability of default by a borrower in a given time horizon.

•	Loss given default or severity rate: describes the amount of funds that can be lost if a borrower defaults after considering all related collateral. With regard to investments, the amount that can be lost is called exposure at default.

•	Expected loss: defined as the product of the probability of default times (i) the loss given default or severity rate or (ii) the exposure at default, as applicable.

For more information, see Note 3(l) to our Annual Financial Statements.

Measurement of Defined-Benefit Obligations

We recognize as benefit obligations all defined employee liabilities relating to defined-benefit plans, short-term benefits and termination benefits.

In the case of defined-benefit plans, we recognize not only our legal obligation under the formal term, but also any constructive obligation that arises from our optional practices. We measure our net obligation in respect of defined-benefit plans by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets are deducted.

The fair value of employee benefits is determined using an actuarial valuation based on the standards defined in IAS 19. Such valuation includes biometric and financial actuarial assumptions such as discount rate and increase rate, and also includes a sensitivity analysis by reference to a change in the discount rate and increase rate of -0.50% and +0.50%. Regarding short-term benefits, we measure these on an undiscounted basis and they are expensed as the related services are provided, considering current wages. This liability is recognized as the amount expected to be paid under short-term cash and includes mainly wages and salaries, bonuses, paid absences, vacations, vacation bonuses and incentives to pay this amount as a result of past services provided by the employee, and the obligation can be estimated reliably.

With respect to termination benefits, these liabilities are recognized as an expense when we are committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary termination. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value. For more information, see Note 3(o) and Note 27 to our Annual Financial Statements.

Deferred Tax

We account for deferred tax under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between such values. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to temporary differences when recovered or settled in each of the jurisdictions where our subsidiaries operate, based on laws enacted or substantially enacted as of the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which such can be reversed. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized.

One of the main changes affecting our subsidiaries in Guatemala is that the income tax rate for companies was reduced from 31% to 28% for 2014 and further reduced from 28% to 25% for 2015, which is the current rate.

For more information, see Note 3(r) and Note 18 to our Annual Financial Statements.

Goodwill and Intangible Assets with Undefined Useful Life

We measure goodwill according to the value determined in accordance with the purchase price less accrued impairment losses. Goodwill is subject to impairment tests at the end of the reporting period and when there are triggering events that may indicate that impairment has occurred.

We measure intangible assets with an undefined useful life at cost and subsequently subject to impairment tests at the end of the reporting period and when there are triggering events that may indicate that impairment has occurred.

We make an annual valuation to determine if there is a deterioration on the amount recorded as goodwill in our financial statements. This methodology is based on:

•	Using a precedent transaction methodology to determine the estimated value of Banco del País, S.A. and Seguros del País, S.A. As of March 31, 2017, this valuation was US$432 million, which translates to a positive result for Bicapital Corporation of US$187 million.

•	Using peer comparison valuation methodology to determine the estimated value of Banco del País, S.A. and Seguros del País, S.A.. As of March 31, 2017, this valuation was US$346 million, which translates to a positive result for Bicapital Corporation of US$101 million.

•	Determining the book value of our healthcare subsidiaries, which as of March 31, 2017 was US$48 million, which translates to a positive result for Bicapital Corporation of US$21 million.

•	Estimating the value of our subsidiary Alerta Médica through a ten year financial projection discount model. The estimated recovery period of the initial investment is five years.

For more information, see Note 3(j)(k), Note 15 and Note 16 to our Annual Financial Statements.

Recent Accounting Pronouncements

None of the standards and interpretations applicable to annual periods started on or after April 1, 2013 is expected to have an effect on our financial statements, except for IFRS 9 “Financial Instruments,” which is mandatory for our financial statements beginning on January 1, 2018, as well as IFRS 15 “Revenue from Contracts with Customers,” mandatory for our financial statements as of January 1, 2018, which introduces the new revenue model and might change its recognition. The extent of the impact of these two rules has not been determined.

IFRS 16 “Leases” (“IFRS 16”) was issued in January 2016 and replaced IAS 17 “Leases”. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto a lessee’s statement of financial position, providing a more complete picture of the lessee’s assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or financial leases, treating all leases as financial leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as IFRS 15 “Revenue from Contracts with Customers” is also applied. Our company’s management is currently evaluating the impact IFRS 16 will have on our consolidated financial statements and disclosures; however, most of the company’s leases are already classified and measured as financial leases.

Principal Line Items in Consolidated Income Statements

Below is a description of certain significant line items from our consolidated income statements.

Interest income: includes interest from investment securities; interest from loans and advances to customers; income from financial derivatives; interest from accounts receivable; and interest from cash and cash equivalents deposits in other banks.

Interest expense: includes interest paid on deposits from customers (demand, time and savings deposits); loans obtained from other financial institutions (interbank loans, including securitized loans and trade and working capital lines of credit in foreign currency); financial obligations (local- and foreign-currency bond issuances); other obligations (subordinated liabilities); and financial derivatives expense.

Loan impairment charges: determined by estimating potential losses that the company might experience due to credit risk. Loan impairment charges represents the amount estimated to be lost and is treated as an expense in our financial statements. For more information regarding “credit risk,” see Note 5 to our Annual Financial Statements.

Net fee and commission income: includes (a) fee and commission income from bank services, leasing services, account handling, gain on foreign exchange transactions, trading in securities, legal services, maintenance services, storage services, tax collections, mobile banking (BiMóvil), electronic billing, rejected checks and price differences in repurchase of government securities; and (b) fee and commission expense for protection fund contributions, expenses for assistance for property and casualty, other services, additional benefits, loans obtained, trading in securities, collections, loss on foreign exchange transactions, price differences in repurchases of government securities, commission expenses for deposits from customers, uncollected income and commissions.

Net premium income: result of premiums earned, net of technical reserves, minus the acquisition and renewal costs, minus expenses for insurance claims. Premiums earned include premiums on life, group life and property and casualty plans, direct insurance and reinsurance. Acquisition and renewal cost includes insurance agents’ commissions, as well as satellite localization services, extraordinary commissions for supervisors and agents, bonus and prizes, fees, inspection and risk costs, vehicle assistance and reinsurance. Expenses for insurance claims includes claims for life insurance, group plans, and property and casualty.

Operating and administrative expenses: includes personnel costs, administrative expenses and rent expenses. Personnel costs includes wages and salaries, bonuses, employer contributions, severance payments, vacation bonuses, extraordinary salaries, transportation and training. Administrative expenses includes non-income taxes and dues, depreciation, professional fees, marketing and advertising, security and monitoring, repairs and maintenance, utilities, amortizations, communications, insurance premiums and bonding, stationery and office supplies and courier. Rent expenses includes property rentals, equipment and fixtures and certain other rental expenses.

Other operating income, net: includes income from the sale of foreclosed assets, selling of property, recoveries, gain on selling of equity securities, dividends and foreign exchange differences. It also includes expenses from losses on selling of equity securities, extraordinary expenses and participation in reinsurance recoveries.

Income tax: subsidiaries based in Guatemala may elect between the two tax regimes in order to determine their current income tax. Certain of our subsidiaries, including Banco Industrial, Seguros El Roble and Fianzas El Roble (our surety company) adopted the tax regime for profitable activities. For the year ended December 31, 2014, our statutory tax rate was 28%, and for the years-ended December 31, 2015 and 2016, our statutory tax rate was 25%. Additionally, computed capital income and capital gains are taxed at the rate of 10%. Certain of our other subsidiaries, including Westrust, Cotecnica and Financiera Industrial adopted the optional simplified tax regime based on gross revenues (Régimen Opcional Simplificado sobre ingresos de actividades lucrativas) (the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues) for determining their current income tax expense, which is based on a 5% rate on the gross monthly revenues up to Q.30,000 and 6% for gross revenues in excess of said amount.

Honduran entities pay income taxes at the rate of 25% on adjusted taxable income before taxes. Additionally, entities whose income exceed L.1,000,000 are required to pay 5% of the net taxable income under local GAAP.

Salvadoran entities pay income taxes at the rate of 30% on adjusted taxable income before taxes under local GAAP.

Results of Operations for the Three-Month Period Ended June 30, 2017 Compared to the Three-Month Period Ended June 30, 2016

The following table shows the principal components of our consolidated income statement for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
CONSOLIDATED INCOME STATEMENTS
Interest income	251.3	232.0	19.3	8.3
Interest expense	(119.9)	(113.7)	(6.2)	5.5

Net interest income	131.4	118.3	13.1	11.1

Loan impairment charges	(12.1)	(11.8)	(0.3)	2.5

Net interest income after provisions	119.3	106.5	12.8	12.0
Fee and commission income	52.3	43.5	8.8	20.2
Fee and commission expense	(9.7)	(8.7)	(1.0)	11.5

Net fee and commission income	42.6	34.8	7.8	22.4

Premiums earned	87.3	74.2	13.1	17.7
Technical reserves	(22.6)	(17.6)	(5.0)	28.4
Acquisition and renewal costs	(33.2)	(26.9)	(6.3)	23.4
Expenses for insurance claims	(24.2)	(23.9)	(0.3)	1.3

Net premium income	7.3	5.8	1.5	25.9

Profit for banking and insurance operations	169.2	147.1	22.1	15.0
Operating and administrative expenses	(120.8)	(103.6)	(17.2)	16.6
Other operating income, net	15.5	13.3	2.2	16.5

Profit before income tax	63.8	56.7	7.1	12.5
Income tax	(9.2)	(6.3)	(2.9)	46.0
Profit for the period	54.6	50.4	4.2	8.3

An analysis of the components set forth in the foregoing table follows.

Interest Income

The following table presents the components of our interest income for the three-month periods ended June 30, 2017 and 2016.

	For the three-month period ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advances to customers	185.5	166.8	18.7	11.2
Investment securities	64.6	64.3	0.3	0.5
Accounts receivable	0.4	0.5	(0.1)	(20.0)
Cash and cash equivalents	0.3	0.2	0.1	50.0
Government repurchase agreements	0.3	0.2	0.1	50.0
Financial derivatives income	0.2	0.0	0.2	N/M

Total interest income	251.3	232.0	19.3	8.3

Interest income increased 8.3% to US$251.3 million for the three-month period ended June 30, 2017 from US$232.0 million for the corresponding period in 2016, primarily due to higher average balance of interest earning assets, which increased by US$1,018.6 million, or 8.4%, for the three-month period ended June 30, 2017, compared to the same period in 2016. The increase in interest income was mainly due to a US$18.7 million increase in interest income from loans and advances to customers, a US$0.3 million increase in interest income from investment securities, a US$0.2 million increase in interest income from financial derivatives income, a US$0.1 million increase in interest income from cash and cash equivalents, and a US$0.1 million increase in interest income from government repurchase agreements. The increase in interest income was partially offset by a US$0.1 million decrease in interest income from accounts receivable.

The increase in the average balance of our loan portfolio was mainly derived from our commercial banking segment, the average loan portfolio of which increased by US$581.6 million, or 10.1%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016.

The decrease in the average nominal interest rate of our loan portfolio was mainly due to lower average nominal interest rate of our foreign loan portfolio to 10.4% for the three-month period ended June 30, 2017, from 11.6% for the corresponding period in 2016. The decrease in the average nominal interest rate of our foreign portfolio was mainly driven by Banpaís. The average nominal interest rate of Banpaís’ foreign currency portfolio decreased to 6.4% for the three-month period ended June 30, 2017 from 6.7% for the corresponding period in 2016, mainly as a result of increased competition in the Honduran banking system, which is reflected in a lower average nominal interest rate of 6.0% for the three-month period ended June 30, 2017 from 8.4% for the corresponding period in 2016, according to the CNBS.

Interest on investment securities increased US$0.3 million, or 0.5%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, due to an increase in the average nominal interest rate to 7.1% for the three-month period ended June 30, 2017, from 7.0% for the corresponding period in 2016, accounting for a US$0.6 million increase in interest income. The increase in interest income on investment securities was partially offset by lower average balance of investment securities, which decreased by US$12.7 million, or 0.3%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, accounting for a US$0.4 million decrease in interest income.

The increase in the average nominal interest rate on investment securities was mainly due to a higher average nominal interest rate of our Quetzal-denominated investment securities, which increased to 7.4% for the three-month period ended June 30, 2017, from 7.3% for the corresponding period in 2016, as a result of certain investments in time deposit certificates of the Central Government of Guatemala that were not renewed consisting of investments with lower rates compared to other instruments in the portfolio.

The decrease in the average balance on investment securities was mainly due to our Quetzal-denominated investment securities, the average balance of which decreased by US$76.6 million, or 3.1%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016. The decrease in the average balance of our Quetzal denominated investment securities was the result of certain time deposit certificates of the Central Government of Guatemala that were not renewed as a result of lower interest rates.

The increase in interest income from financial derivatives was mainly due to an increase in the average nominal interest rate to 229,906.5% for the three-month period ended June 30, 2017, from 17,257.9% for the corresponding period in 2016, accounting for a US$0.6 million increase in interest income. The increase in interest income from financial derivatives was partially offset by a lower average balance of investment securities, which decreased by US$0.6 thousand, or 59.0%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, accounting for a US$0.4 million decrease in interest income.

The increase in interest income from cash and cash equivalents was a result of higher average balance of cash and cash equivalents, which increased by US$48.8 million, or 18.7%, accounting for a US$0.1 million increase in interest income.

The increase in interest income from government repurchase agreements was driven by a higher average nominal interest rate, which was 9.1% for the three-month period ended June 30, 2017, compared to 8.1% for the corresponding period in 2016.

The decrease in interest income from accounts receivable was driven by lower average nominal interest rate, which was 0.96% for the three-month period ended June 30, 2017, compared to 1.0% for the corresponding period in 2016.

Interest Expense

The following table presents the components of our interest expense for the three-month period ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	70.3	68.8	1.5	2.2
Financing	33.2	28.8	4.4	15.3
Financial obligations	11.5	10.9	0.6	5.5
Other obligations	4.8	4.8	0.0	0.0
Financial derivatives expenses	0.1	0.1	0.0	0.0
Government repurchase agreements	0.0	0.4	(0.4)	(100.0)

Total interest expense	119.9	113.7	6.2	5.5

Interest expense increased 5.5% to US$119.9 million for the three-month period ended June 30, 2017 from US$113.7 million for the corresponding period in 2016, primarily due to a higher average balance of interest-bearing liabilities, which increased by US$950.6 million, or 7.7%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016. The total increase in interest expense was mainly due to a US$4.4 million increase in interest expense from financing, a US$1.5 million increase in interest expense from depositary obligations and to a US$0.6 million increase in interest expense from financial obligations. The increase in interest expense was partially offset by a US$0.4 million decrease in interest expense from government repurchase agreements.

Interest expense from financing increased by US$4.4 million, or 15.3%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, mainly due to higher average balance of financing, which increased by US$263.5 million, or 9.8%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, accounting for US$2.5 million increase in interest expense. The increase in interest expense from financing was also as a result of higher average nominal interest rate, which increased to 4.5% for the three-month period ended June 30, 2017, from 4.3% for the corresponding period in 2016, accounting for a US$1.9 million increase in interest expense.

The increase in the average balance of our financing was primarily the result of a higher average balance of U.S. dollar-denominated debt, which increased by US$308.6 million, or 13.8%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016. This financing was mainly destined to finance our U.S. dollar-denominated loan portfolio, the average balance of which increased by US$220.7 million, or 5.7%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016.

The increase in the average nominal interest rate of our financing was mainly the result of higher average nominal interest rates in our U.S. dollar-denominated financing, which increased to 4.2% for the three-month period ended June 30, 2017 from 4.0% for the corresponding period in 2016. The increase in interest rates in dollar denominated financing was mainly driven by an environment of increasing interest rates in international markets.

Interest expense from depositary obligations increased by US$1.5 million, or 2.2%, for the three-month period ended June 30, 2017 compared to the corresponding period ended June 30, 2016, mainly due to a higher average balance of depositary obligations, which increased by US$656.1 million, or 7.6%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, accounting for US$5.9 million increase in interest expense. The increase in interest expense from depositary obligations was partially offset by a decrease in the average nominal interest rate to 3.0% for the three-month period ended June 30, 2017 from 3.2% for the corresponding period in 2016, accounting for a US$4.4 million decrease in interest expense.

The increase in the average balance of our depositary obligations mainly came from our term deposits, the average balance of which increased by US$293.3 million, or 7.7%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, followed by our saving deposits, the average balance of which increased by US$197.5 million, or 12.0%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016. From our operating segments, the main contributor to the increase in the average balance of depositary obligations was our commercial banking segment with an increase in the average balance of depositary obligations of US$572.2 million, or 18.1%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016.

The decrease in the average nominal interest rate of our depositary obligations was mainly the result of lower average nominal interest rates in our term deposits, which decreased to 5.5% for the three-month period ended June 30, 2017 from 5.8% for the corresponding period in 2016, mainly as a result of lower average nominal interest rates on our dollar denominated term deposits mainly driven by higher foreign currency liquidity in Guatemala.

Interest expense from financial obligations increased by US$0.6 million mainly due to a higher average balance of financial obligations, which increased by US$97.7 million, or 14.9%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, accounting for US$1.4 million increase in interest expense. The increase in interest expense from financial obligations was partially offset by a decrease in the average nominal interest rate to 6.1% for the three-month period ended June 30, 2017 from 6.6% for the corresponding period in 2016, accounting for US$0.8 million decrease in interest expense.

The increase in interest expense was partially offset by a US$0.4 million decrease in interest expense from government repurchase agreements mainly as a result of lower volume of transactions, which decreased to US$0.1 million for the three-month period ended June 30, 2017 as compared to US$66.7 million for the corresponding period in 2016.

Net interest margin for the three-month period ended June 30, 2017 increased to 4.0% as compared to 3.9% for the corresponding period in 2016, primarily as a result of a US$13.1 million, or 11.1%, increase in net interest income, while the increase in total average interest earning assets was of US$1,018.6 million, or 8.4%, from the corresponding period in 2016.

Loan Impairment Charges

The following table presents our loan impairment charges, our NPL ratio, our coverage ratio and our allowances for loan losses for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Loan impairment charges	(12.1)	(11.8)	(0.3)	2.5
NPL ratio	1.1%	1.2%
Coverage ratio	93.4%	92.8%
Allowance for loan losses	91.5	87.8

Loan impairment charges increased 2.5% to US$12.1 million for the three-month period ended June 30, 2017 from US$11.8 million for the corresponding period in 2016. The increase in loan impairment charges was mainly due to higher delinquencies in our retail banking segment with an NPL ratio of 2.8% as of June 30, 2017, up from 2.6% as of June 30, 2016 resulting in an increase in the provisioning for loan losses to US$91.5 million as of June 30, 2017, compared to US$87.8 million as of June 30, 2016.

The main contributor to the increase in loan impairment charges was our retail banking segment with a US$1.4 million, or 20.6%, increase, mainly as a result of higher NPL ratio of our retail loan portfolio of 2.8% (2.2% for consumer loans, 3.3% for microfinance, and 3.2% for mortgage loans) as of June 30, 2017, compared to 2.6% (2.0% for consumer loans, 2.6% for microfinance, and 3.1% for mortgage loans) as of June 30, 2016, leading to an increase in the provisions for loan losses in our retail banking segment to US$58.4 million as of June 30, 2017 from US$48.3 million for the corresponding period in 2016.

On the other hand loan impairment charges in our commercial banking segment decreased by US$0.5 million, or 11.4%, mainly driven by a decrease in the NPL ratio of our commercial loan portfolio to 0.5% as of June 30, 2017, from 0.7% as of June 30, 2016, leading to a decrease in the provisions for loan losses in our commercial banking segment to US$33.1 million as of June 30, 2017 from US$39.4 million for the corresponding period in 2016.

Allowances for loan losses increased 4.3% to US$91.5 million as of June 30, 2017 from US$87.8 million as of June 30, 2016, while our total non-performing loans increased 3.6% to US$98.0 million as of June 30, 2017 from US$94.6 million as of June 30, 2016, resulting in an increase in our NPL coverage ratio to 93.4% as of June 30, 2017 from 92.8% as of June 30, 2016.

Fee and Commission Income

The following table presents the components of our fee and commission income for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Fee and commission income
Commissions credit cards	12.9	10.3	2.6	25.2
Bank services	11.2	9.0	2.2	24.4
Gain of foreign exchange currency transactions	7.1	6.7	0.4	6.0
Account handling	4.1	4.0	0.1	2.5
Commissions for money transfers	2.8	2.5	0.3	12.0
Commissions for family remittances	2.0	1.7	0.3	17.6
Commissions of loans	1.7	0.6	1.1	183.3
Other	10.5	8.7	1.8	20.7

Total fee and commission income	52.3	43.5	8.8	20.2

(1)	Other includes fees and commissions from collections from third parties, storage, leases, legal services, mobile banking (BiMóvil), letters of credit, collections, electronic billing, rejected checks, maintenance, and trading in securities.

Fee and commission income increased 20.2% to US$52.3 million for the three-month period ended June 30, 2017 from US$43.5 million for the corresponding period in 2016, primarily as a result of a US$2.6 million increase in commissions from credit cards, a US$2.2 million increase in bank services, a US$1.8 million increase in other fee and commissions, a US$1.1 million increase in commissions of loans, a US$0.4 million of gain of foreign exchange currency transactions, a US$0.3 million increase in commissions for money transfers, a US$0.3 million increase in commissions for family remittances and a US$0.1 million increase in account handling.

The increase in commissions from credit cards is a result of the growth of our consumer loan portfolio, which increased by US$146.8 million, or 16.8%, as of June 30, 2017 compared to June 30, 2016.

The increase in commissions from bank services is the result of the growth of our operations. Our banking transactions totaled 74.2 million for the three-month period ended June 30, 2017, compared to 69.4 million for the same period in 2016.

The increase in other fee and commissions was mainly due to an increase in legal services by US$1.5 million for the three-month period ended June 30, 2017 compared to the same period in 2016, as a result of the legalization of loans and an increase in legal fees billed by our legal service subsidiaries.

The increase in commissions of loans is a result of the structuring fees originated by two syndicated loan transactions in the energy sector in Guatemala and in Honduras.

The increase in gain of foreign exchange currency transactions was mainly driven by our foreign exchange desk in Guatemala as we continue to be one of the main FX providers in the financial market.

The increase in fees from money transfers was mainly due to an increase in electronic transactions to 29.3 million for the three-month period ended June 30, 2017, compared to 23.2 million for the corresponding period in 2016.

The increase in commissions for family remittances was mainly driven by our family remittances business in Guatemala as we continue to be a leading recipient of family remittance in the country.

The increase in commissions from account handling is a result of our growth in depositary obligations, for which the average balance increased by US$656.1 million, or 7.6%, for the three-month period ended June 30, 2017 compared to the same period in 2016.

Fee and Commission Expense

The following table presents the components of our fee and commission expense for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Fee and commission expense
Protection fund contributions	4.3	4.1	0.2	4.9
Other services expense	4.0	2.6	1.4	53.8
Additional benefits	0.6	0.6	0.0	0.0
Trading in securities	0.3	0.3	0.0	0.0
Collections	0.3	0.2	0.1	50.0
Other	0.1	0.9	(0.8)	(88.9)

Total fee and commission expense	9.7	8.7	1.0	11.5

(1)	Other includes fee and commission expenses from loss on foreign exchange transactions, fees from assistance on damages, fees from financing and uncollected income.

Fee and commission expense increased 11.5% to US$9.7 million for the three-month period ended June 30, 2017 from US$8.7 million for the corresponding period in 2016, primarily due to a US$1.4 million increase in other services expense, a US$0.2 million increase in protection fund contributions, and to a US$0.1 million increase in collections. The increase in fee and commission expense was partially offset by US$0.8 million decrease in other fees and commissions.

The increase in other services expense mainly consisted in higher service expenses on fast money transfers, higher service expenses on air time and higher service expenses on credit cards.

The US$0.2 million increase in the protection fund contributions was a result of our growth in depositary obligations, for which the average balance increased by US$656.1 million, or 7.6%, for the three-month period ended June 30, 2017 compared to the same period in 2016. The protection fund contribution is similar to the FDIC (Federal Deposit Insurance Corporation) insurance scheme in the United States and is paid to local banking regulators as a percentage of total deposits.

The increase in collections was mainly driven by higher expenses on the claims of past due loans, which increased by US$52.4 million, or 7.7%, as of June 30, 2017 compared to the same date in 2016.

The increase in fee and commission expense was partially offset by US$0.8 million decrease in other fees and commissions as a result of US$0.7 million decrease in assistance on damages and US$0.1 million decrease in loss of foreign exchange transactions.

Fee income ratio for the three-month period ended June 30, 2017 increased to 25.2% as compared to 23.7% for the corresponding period in 2016, primarily as a result of an increase in net fee and commission income of US$7.8 million, or 22.4% while our profit for banking and insurance operations increased by US$22.1 million, or 15.0%.

Net Premium Income

The following table presents the components of our net premium income for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Premiums earned	87.3	74.2	13.1	17.7
Technical reserves	(22.6)	(17.6)	(5.0)	28.4
Acquisition and renewal costs	(33.2)	(26.9)	(6.3)	23.4
Expenses for insurance claims	(24.2)	(23.9)	(0.3)	1.3

Net premiums income	7.3	5.8	1.5	25.9

Premiums earned, net of technical reserves increased by US$8.1 million, or 14.3%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, mainly as a result of an increase in premiums earned by our insurance subsidiary in Guatemala, which grew by US$8.8 million, or 19.1%, for the three-month period ended June 30, 2017, compared to the same period in 2016, mainly driven by higher premiums written in property and casualty and group life and health which grew by US$6.3 million and US$2.5 million, or 23.3% and 13.8%, respectively, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016. The increase in premiums earned, net of technical reserves was partially offset by a decrease in premiums earned by our insurance subsidiary in Honduras, which decreased by US$0.7, million or 6.7%, for the three-month period ended June 30, 2017, compared to the same period in 2016, mainly driven by lower premiums written in life and health which decreased by US$0.6 million, or 15.8%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016.

Technical reserves are constituted on a pro-rata basis of premiums written. Changes in the percentage of reserves in relation to premiums written are explained by the maturing of policies and changes in reinsurance programs over time.

Acquisition and renewal costs increased 23.4% to US$33.2 million for the three-month period ended June 30, 2017, from US$26.9 million for the corresponding period in 2016. The main cost under acquisition and renewal costs was our reinsurance programs. Additionally, acquisition and renewal costs also included brokerage commissions, sales incentives, advertising expenditures, risk inspection costs and vehicle-assistance programs. The increase in acquisition and renewal costs was mainly due to a US$5.0 million, or 21.0%, increase in reinsurance ceded. The increase in acquisition and renewal costs was also a result of a US$1.3 million, or 41.9%, increase in acquisition and renewal costs related to commissions paid to insurance brokers.

Expenses for insurance claims increased 1.3% to US$24.2 million for the three-month period ended June 30, 2017 from US$23.9 million for the corresponding period in 2016. The increase in expenses for insurance claims was principally due to higher expenditures for claims for property and casualty resulting from the growth of our business.

Operating and Administrative Expenses

The following table presents the components of our operating and administrative expenses for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Operating and administrative expenses
Personnel costs	55.6	50.6	5.0	9.9
Administrative expenses	61.4	49.5	11.9	24.0
Rent expenses	3.8	3.5	0.3	8.6

Total operating and administrative expenses	120.8	103.6	17.2	16.6

Operating and administrative expenses increased 16.6% to US$120.8 million for the three-month period ended June 30, 2017 from US$103.6 million for the corresponding period in 2016. The increase in operating and administrative expenses was principally due to a US$11.9 million, or 24.0%, increase in administrative expenses, a US$5.0 million, or 9.9%, increase in personnel costs and a US$0.3 million, or 8.6%, increase in rent expenses.

The increase in administrative expenses was mainly due to a US$9.2 million increase in non-income taxes and dues mainly as a result of payment of taxes derived from the intercompany sale of land, which is considered a non-recurring transaction. The increase in administrative expenses was also as a result of a US$0.7 million and US$0.2 million increase in depreciation and amortization, respectively, a US$0.8 million increase in maintenance, and a US$0.4 million increase in marketing and advertising.

Personnel costs increased 9.9%, from US$50.6 million for the three-month period ended June 30, 2017 to US$55.6 million for the three-month period ended June 30, 2016, primarily due a US$3.9 million increase in wages and salaries as a result of the expansion of our network and our internal policy of increasing wages and salaries annually to adjust for inflation. The increase in personnel costs was also as a result of a US$1.8 million increase in other variable benefits for our employees which was partially offset by a US$0.6 million decrease in vacation bonus. As of June 30, 2017 we had 13,582 employees in total, with a US$4,093.7 average personnel cost compared to 12,970 employees in total with a US$3,903.7 average personnel cost as of June 30, 2016.

The increase in rent expenses was mainly driven by an increase in the number of our branches to 799 as of June 30, 2017 from 772 as of June 30, 2016.

Our efficiency ratio for the three-month period ended June 30, 2017 was 53.9%, compared to 56.2% for the corresponding period in 2016. The higher efficiency ratio for the three-month period ended June 30, 2017 was mainly a result of a higher increase in our profit for banking and insurance operations before provisions when compared to the increase in our operating and administrative expenses during the same period in 2016.

Other Income

Other income increased 16.5% to US$15.5 million for the three-month period ended June 30, 2017 from US$13.3 million for the corresponding period in 2016 mainly as a result of a US$2.6 million increase in health care services, a US$0.6 million increase in exchange rate variations and a US$0.5 million increase in loan portfolio recoveries. The increase in other income was partially offset by a US$0.7 million decrease in other receivables impairment, a US$0.3 million decrease in salvage and recovery from our reinsurance business, a US$0.1 million decrease in the sale of foreclosed assets and a US$0.1 decrease in salvage and recovery from our participation in reinsurance programs.

Profit Before Income Tax

Profit before income tax increased 12.5% to US$63.8 million for the three-month period ended June 30, 2017 from US$56.7 million for the corresponding period in 2016, primarily as a result of a US$12.8 million, or 12.0%, increase in net interest income after provisions; a US$7.8 million, or 22.4%, increase in net fee and commission income; a US$1.5 million, or 25.9%, increase in net premiums income; and a US$2.2 million, or 16.5%, increase in other income; which was partially offset by a US$17.2 million, or 16.6%, increase in operating and administrative expenses.

Income Tax

Our income tax expense increased to US$9.2 million for the three-month period ended June 30, 2017 from US$6.3 million for the corresponding period in 2016, resulting in an increase in our effective tax rate to 14.4% for the three-month period ended June 30, 2017 from 11.1% for the corresponding period in 2016.

Profit for the Period

Our profit for the period increased 8.3% to US$54.6 million for the three-month period ended June 30, 2017 from US$50.4 million for the corresponding period in 2016.

A 16.9% higher average shareholders’ equity of US$1,341.9 million for the three-month period ended June 30, 2017, up from US$1,147.9 million for the corresponding period in 2016, resulted in a ROAE of 16.3% for the three-month period ended June 30, 2017, compared to 17.6% for the corresponding period in 2016.

An 8.4% higher average total assets of US$15,284.4 million for the three-month period ended June 30, 2017, up from US$14,094.1 million for the corresponding period in 2016, resulted in a ROAA of 1.4% for the three-month period ended June 30, 2017, compared to 1.4% for the corresponding period in 2016.

Results of Operations by Segment for the Three-Month Period Ended June 30, 2017 Compared to the Three-Month Period Ended June 30, 2016

The following table presents the income statement data for each of our reportable operating segments (see Note 15 to our Interim Financial Statements), including eliminations of inter-segment revenue and unallocated amounts, for the three-month periods ended June 30, 2017 and 2016.

	Corporate Banking		Retail Banking		Treasury		Insurance		Corporate and Eliminations(1)
	For the three months ended June 30,
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)
Interest income	106.2	96.0	79.3	70.8	63.4	63.1	2.4	2.1	0.0	0.0
Interest expense	(52.9)	(48.3)	(19.2)	(17.6)	(47.8)	(47.9)	0.0	0.0	0.0	0.0

Net interest income	53.4	47.7	60.0	53.3	15.6	15.2	2.4	2.1	0.0	0.0
Loan impairment charges	(3.9)	(4.4)	(8.2)	(6.8)	0.0	(0.6)	0.0	0.0	0.0	0.0
Net fee and commission income and other operating income	8.3	9.1	30.6	23.7	0.5	0.5	1.9	1.7	16.9	13.2
Net premiums income	0.0	0.0	0.0	0.0	0.0	0.0	7.3	5.8	0.0	0.0
Operating and administrative expenses	(25.2)	(23.9)	(53.1)	(48.0)	(8.4)	(6.6)	(7.0)	(7.3)	(27.1)	(17.8)

Profit before tax	32.5	28.5	29.3	22.1	7.7	8.5	4.5	2.3	(10.2)	(4.6)

(1)	Corporate and eliminations corresponds to expenses of Bicapital, elimination of intercompany transactions, and certain other unallocated amounts.

An analysis of the components by segment set forth in the foregoing table follows.

Commercial Banking

Interest Income

The following table presents the components of interest income in our commercial banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advance to customers	106.2	96.0	10.2	10.6

Total interest income	106.2	96.0	10.2	10.6

Interest income increased by US$10.2 million, or 10.6%, to US$106.2 million for the three-month period ended June 30, 2017 from US$96.0 million for the corresponding period in 2016. Interest income in our commercial banking segment income consisted of interest income from our commercial loan portfolio (including both corporate clients and SMEs).

A 10.1% increase in the average balance of loans and advances to customers to US$6,333.9 million for the three-month period ended June 30, 2017 from US$5,752.3 million for the same period in 2016, accounted for a US$10.1 million increase in interest income.

The increase in the average balance of our commercial loan portfolio was mainly to our foreign currency denominated loan portfolio, the average balance of which increased by US$339.1 million, or 7.7%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, as a result of the preference of our commercial clients to fund their financial needs with foreign currency debt as most of them are foreign currency generators.

An increase in the average nominal interest rate to 6.71% for the three-month period ended June 30, 2017, from 6.67% for the corresponding period in 2016, accounted for a US$0.2 million increase in interest income.

The increase in the average nominal interest rate of our commercial loan portfolio was mainly due to higher average nominal interest rate of our foreign currency loan portfolio to 6.35% for the three-month period ended June 30, 2017, from 6.33% for the corresponding period in 2016, mainly as a result of increasing interest rates in international markets.

Interest Expense

The following table presents the components of interest expense in our commercial banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	28.0	24.4	3.6	14.8
Financing	18.0	17.0	1.0	5.9
Debt securities issued	4.2	4.0	0.2	5.0
Other obligations	2.7	2.9	(0.2)	(6.9)

Total interest expense	52.9	48.3	4.6	9.5

Interest expense increased 9.5% to US$52.9 million for the three-month period ended June 30, 2017 from US$48.3 million for the corresponding period in 2016. The increase in interest expense for the three-month period ended June 30, 2017 was principally due to a US$3.6 million, or 14.8%, increase in interest expense from depositary obligations, a US$1.0 million, or 5.9%, increase in interest expense from financing, and a US$0.2 million, or 5.0%, increase in interest expense from debt securities issued. The increase in interest expense was partially offset by a US$0.2 million, or 6.9%, decrease in interest expense from other obligations.

The increase in interest expense from depositary obligations was mainly due to a higher average balance of depositary obligations, which increased by US$572.2 million, or 18.1%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, accounting for a US$5.1 million increase in interest expense. The increase in interest expense from depositary obligations was partially offset by a lower average nominal interest rate to 3.0% for the three-month period ended June 30, 2017, from 3.1% for the corresponding period in 2016, accounting for a US$1.5 million decrease in interest expense.

The higher average balance of our commercial depositary obligations was mainly the result of our commercial term deposits, the average balance of which increased by US$310.5 million, or 22.9%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016.

The decrease in the average nominal interest rate of our commercial depositary obligations was mainly due to lower average nominal interest rate on our term deposits of 5.5% for the three-month period ended June 30, 2017 compared to 5.8% for the corresponding period in 2016, mainly driven by higher foreign currency liquidity in Guatemala.

The increase in interest expense from financing was mainly driven by a higher average nominal interest rate of 4.5% for the three-month period ended June 30, 2017 from 4.2% for the corresponding period in 2016, accounting for a US$0.9 million increase in interest expense, as a result of an environment of higher interest rates in financing from foreign institutions.

The increase in interest expense on our debt securities issued was mainly due to a higher average balance of debt securities issued by US$22.5 million, or 9.0%, for the three month-period ended June 30, 2017, compared to the corresponding period in 2016, accounting for a US$0.4 million increase in interest expense. The increase in interest expense from debt securities issued was partially offset by lower average nominal interest rate of 6.1% for the three-month period ended June 30, 2017 compared to 6.4% for the corresponding period in 2016, accounting for US$0.2 million decrease in interest expense.

The increase in interest expenses was partially offset by a decrease in interest expense from other financial obligations mainly as a result of a decrease in the average balance of other financial obligations by US$10.3 million, or 7.5%, accounting for US$0.2 million decrease in interest expense.

Net interest margin for the three-month period ended June 30, 2017 increased to 3.4% as compared to 3.3% for the corresponding period in 2016, primarily as a result of an increase in net interest income by US$5.7 million, or 11.9%, while total average interest-earning assets increased by US$581.6 million, or 10.1%.

Loan Impairment Charges

The following table presents the loan impairment charges in our commercial banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Loan impairment charges	(3.9)	(4.4)	0.5	(11.4)

Loan impairment charges decreased 11.4% to US$3.9 million for the three-month period ended June 30, 2017 from US$4.4 million for the corresponding period in 2016. The decrease in loan impairment charges was principally due to lower delinquencies in our commercial banking segment, which is reflected by a decrease in the NPL ratio of our commercial loan portfolio to 0.5% as of June 30, 2017, from 0.7% as of June 30, 2016 suggesting that our commercial banking segment maintains a high quality loan portfolio.

For the three-month period ended June 30, 2017 our commercial banking segment recorded US$3.9 million in loan impairment charges, representing 32.2% of our total loan impairment charges, while as of June 30, 2017 our commercial banking segment loan portfolio represented 73.2% of our total loans.

Fee and Commission Income, Net

The following table presents the components of fee and commission income, net in our commercial banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Gain of foreign exchange currency	3.0	3.0	0.0	0.0
Syndicated loans	1.3	0.1	1.2	1,200.0
Letters of credit	0.9	0.9	0.0	0.0
Collection for third parties	0.9	1.3	(0.4)	(30.8)
Credit card exchange discounts	0.9	0.9	0.0	0.0
Branches telex and telegram services	0.4	0.4	0.0	0.0
Other services	0.4	0.4	0.0	0.0
Loan portfolio management (BP)	0.4	0.6	(0.2)	(33.3)
International money transfers	0.3	0.3	0.0	0.0
Other(1)	(0.4)	1.2	(1.6)	(133.3)

Fee and commission income, net	8.3	9.1	(0.8)	(8.8)

(1)	Other fees and commissions includes account handling, bank services, checks rejected, collections, custody, trust funds, loan portfolio management, expenses from protection fund contribution, foreclosed assets, recoveries, sale of property and equipment, and other operating income.

Fee and commission income, net decreased 8.8% to US$8.3 million for the three-month period ended June 30, 2017 from US$9.1 million for the corresponding period in 2016. This decrease was principally due to a US$1.6 million decrease in other fee and commission, a US$0.4 million decrease in collection for third parties and a US$0.2 million decrease in loan portfolio management. The decrease in fee and commission income, net was partially offset by a US$1.2 million increase in commissions from syndicated loans.

The US$1.6 million decrease in other fee and commission was mainly due to a US$0.8 million decrease in recoveries, a US$0.5 million decrease in loan placement commissions and a US$0.3 million increase in services expense and a US$0.1 million increase in protection fund contribution of our depositary obligations.

The US$0.4 million decrease in the collection for third parties is the result of a reduction in fees due to new regulations that prohibit the tax authority of Guatemala from contracting collection services through third parties.

The US$0.2 million decrease in commissions from loan portfolio management was mainly a result of a reclassification of our interest income from Banpaís.

The decrease in fee and commission income, net was partially offset by US$1.2 million increase in commissions from syndicated loans mainly due to the structuring fees originated by two syndicated loan transactions in the energy sector in Guatemala and in Honduras.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our commercial banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Personnel costs	13.5	13.0	0.5	3.8
Administrative expenses	10.5	9.8	0.7	7.1
Rent expenses	1.2	1.1	0.1	9.1

Total operating and administrative expenses	25.2	23.9	1.3	5.4

Operating and administrative expenses increased 5.4% to US$25.2 million for the three-month period ended June 30, 2017 from US$23.9 million for the corresponding period in 2016. The increase in operating and administrative expenses was principally due to a US$0.7 million increase in administrative expenses, a US$0.5 million increase in personnel costs and to a US$0.1 million increase in rent expenses.

The US$0.7 million increase in administrative expenses was mainly due to a US$0.5 million increase in taxes and dues mainly related to taxes on revenues paid by our subsidiaries. The increase in administrative expenses was also due to a US$0.1 million increase in professional services and to a US$0.1 million increase in depreciation and amortization.

The US$0.5 million increase in personnel costs was mainly due to a US$0.4 million increase in wages and salaries, primarily due to a higher average headcount in our operations and to higher wages and salaries, as a result of the expansion of our network and our internal policy of increasing wages and salaries annually to adjust for inflation.

The US$0.1 million increase in rent expenses was the a result of higher property rentals in the normal course of business, equipment and fixtures and certain other rental expense from the normal growth of our operations.

Profit Before Tax

As a result of the foregoing, our commercial banking segment’s profit before tax for the three-month period ended June 30, 2017 with an increase of 14.0% to US$32.5 million from US$28.5 million for the corresponding period in 2016.

For the three-month period ended June 30, 2017, Guatemala contributed US$25.5 million to our commercial banking segment’s profit before tax, or 78.5%, as compared to US$20.9 million, or 73.2% for the three-month period ended June 30, 2016.

For the three-month period ended June 30, 2017, Honduras contributed US$5.5 million to our commercial banking segment’s profit before tax, or 17.0%, as compared to US$7.0 million, or 24.7% for the three-month period ended June 30, 2016.

For the three-month period ended June 30, 2017, El Salvador contributed US$1.3 million to our commercial banking segment’s profit before tax, or 4.0%, as compared to US$0.9 million, or 3.0% for the three-month period ended June 30, 2016.

Retail Banking

Interest Income

The following table presents the components of interest income in our retail banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advances to customers	79.3	70.8	8.5	12.0

Total interest income	79.3	70.8	8.5	12.0

Interest income increased by US$8.5 million, or 12.0%, to US$79.3 million for the three-month period ended June 30, 2017 from US$70.8 million for the corresponding period in 2016, which was attributable to an increase in interest income from loans and advances to customers. Interest income in our retail banking segment consisted of interest income from our loan portfolio to individual clients and microfinance clients.

The increase in interest income from our retail loan portfolio was mainly due to a higher average balance of our retail loan portfolio, which increased by US$396.7 million, or 17.5%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, accounting for US$12.0 million increase in interest income. The increase in interest income from our retail loan portfolio was partially offset by a decrease in the average nominal interest rate to 11.9% for the three-month period ended June 30, 2017, from 12.5% for the corresponding period in 2016, accounting for a US$3.5 million decrease in interest income.

The increase in the average balance of our retail loan portfolio was mainly due to our Quetzal-denominated retail loan portfolio, the average balance of which increased by US$345.4 million, or 23.9%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, mainly driven by our strategy of penetrating the retail market in Guatemala.

The decrease in the average nominal interest rate of our retail loan portfolio was mainly due to lower average nominal interest rate of our foreign currency denominated loan portfolio to 11.3% for the three-month period ended June 30, 2017 from 12.7% for the corresponding period in 2016, mainly driven by Banpaís. The average nominal interest rate of Banpaís’ foreign currency portfolio decreased to 6.4% for the three-month period ended June 30, 2017 from 6.7% for the corresponding period in 2016, mainly as a result of increased competition in the Honduran banking system.

Interest Expense

The following table presents the components of interest expense in our retail banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	16.9	15.6	1.3	8.3
Debt securities issued	2.3	1.9	0.4	21.1

Total interest expense	19.2	17.6	1.6	9.1

Interest expense increased 9.1% to US$19.2 million for the three-month period ended June 30, 2017 from US$17.6 million for the corresponding period in 2016. The increase in interest expense was mainly due to a US$1.3 million, or 8.3%, increase in interest expense from depositary obligations and a US$0.4 million, or 21.1%, increase in interest expense from debt securities issued.

The increase in interest expense from depositary obligations was mainly due to a higher average balance of retail depositary obligations, which increased by US$349.1 million, or 16.6%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, accounting for US$2.2 million increase in interest expense. The increase in interest expense from depositary obligations was partially offset by a lower average nominal interest rate to 2.8% for the three-month period ended June 30, 2017 from 3.0% for the corresponding period in 2016, accounting for a US$1.0 million decrease in interest expense.

The increase in the average balance of our retail depositary obligations was mainly due to an increase in the average balance of our retail term deposits, which increased by US$116.1 million, or 11.6%, followed by our retail saving deposits, which increased by US$150.0 million, or 22.3%, both for the three-month period ended June 30, 2017, compared to the same period in 2016.

The decrease in the average nominal interest rate of our retail depositary obligations was mainly driven by a lower average nominal interest rate of our retail term deposits to 4.9% for the three-month period ended June 30, 2017 from 5.2% for the corresponding period in 2016, as a result of higher liquidity mainly in Guatemala.

The increase in interest expense from debt securities issued was mainly due to higher average balance of debt securities issued which increased by US$40.8 million, or 34.1%, for the three-month period ended June 30, 2017, compared to the same period in 2016, accounting for a US$0.6 million increase in interest expense. The increase in interest expense from debt securities issued was partially offset by lower average nominal interest rate to 5.8% for the three-month period ended June 30, 2017 from 6.5% for the corresponding period in 2016, accounting for a US$0.2 million decrease in interest expense.

Net interest margin for the three-month period ended June 30, 2017 decreased to 9.0% as compared to 9.4% for the corresponding period in 2016, primarily as a result of a US$6.8 million, or 12.7%, increase in net interest income, while total average interest earning assets increased US$396.7 million, or 17.5%.

Loan Impairment Charges

The following table presents the loan impairment charges in our retail banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Loan impairment charges	(8.2)	(6.8)	(1.4)	20.6

Loan impairment charges increased 20.6% to US$8.2 million for the three-month period ended June 30, 2017 from US$6.8 million for the corresponding period in 2016. The increase in loan impairment charges was mainly due to higher delinquencies in our retail loan portfolio, which is reflected in a higher NPL ratio of 2.8% (2.2% for consumer loans, 3.3% for microfinance, and 3.2% for mortgage loans) as of June 30, 2017, compared to 2.6% (2.0% for consumer loans, 2.6% for microfinance, and 3.1% for mortgage loans) as of June 30, 2016. We consider the current NPL ratio to be consistent with our strategy of penetrating a higher-risk segment with higher interest margins.

For the three-month period ended June 30, 2017 our retail banking segment recorded US$8.2 million in loan impairment charges, representing 67.8% of total loan impairment charges, while as of June 30, 2017 our retail banking segment loan portfolio represented 26.8% of our total loans.

Fee and Commission Income, Net

The following table presents the components of fee and commission income, net in our retail banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Credit card exchange discounts	7.2	6.1	1.1	18.0
Account handling	3.9	3.7	0.2	5.4
Gain of foreign exchange currency	3.9	3.0	0.9	30.0
Credit card fraud insurance	2.2	0.9	1.3	144.4
Family remittances	2.0	1.7	0.3	17.6
Other services	1.5	1.0	0.5	50.0
Mobile service “Bi-Movil”	1.5	1.2	0.3	25.0
Loan portfolio management (BP)	1.3	0.1	1.2	1,200.0
International money transfers	0.8	0.7	0.1	14.3
Local service of credit cards	0.8	0.1	0.7	700.0
ATMs	0.6	0.6	0.0	0.0
Checks rejected	0.6	0.6	0.0	0.0
Other	4.4	4.0	0.4	10.0

Fee and commission income, net	30.6	23.7	6.9	29.1

(1)	Other includes net fee and commission income from bank services, trust funds, leases, third party collections, letters of credit, legal services, expenses for protection fund contributions, additional benefits, foreclosed assets, recoveries, sale of property plant and equipment and other operating income.

Fee and commission income, net increased 29.1% to US$30.6 million for the three-month period ended June 30, 2017 from US$23.7 million for the corresponding period in 2016. The increase was principally due to a US$1.3 million increase in credit card fraud insurance as a result of our growth in our credit card business, a US$1.1 million increase in loan portfolio management mainly from our subsidiary in Honduras, a US$1.1 million increase in credit card exchange discounts as a result of higher transactions at points of service, a US$0.9 million increase from gain of foreign exchange currency transactions mainly from our foreign exchange desk in Guatemala, a US$0.7 million increase in local service of credit cards, a US$0.5 increase in other services income mainly related to services provided by our branches, a US$0.3 million increase in family remittances mainly from our family remittances business in Guatemala, a US$0.3 million increase in mobile service “Bi-Movil” as a result of higher electronic transactions from our individual clients and a US$0.2 million increase in account handling as a result of the increase in depositary obligations from retail clients.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our commercial banking segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Personnel costs	26.6	24.5	2.1	8.6
Administrative expenses	24.7	21.8	2.9	13.3
Rent expenses	1.8	1.8	0.0	0.0

Total operating and administrative expenses	53.1	48.0	5.1	10.6

Operating and administrative expenses increased 10.6% to US$53.1 million for the three-month period ended June 30, 2017 from US$48.0 million for the corresponding period in 2016. The increase in operating and administrative expenses was principally due to a US$2.9 million or 13.3%, increase in administrative expenses and a US$2.1 million, or 8.6%, increase in personnel costs.

The US$2.9 million increase in administrative expenses was mainly due to a US$1.8 million increase in miscellaneous operating expenses such as office materials, utilities and maintenance services, a US$0.7 million increase in depreciation and amortization, a US$0.5 million increase in professional services, a US$0.3 million increase in marketing and advertising and a US$0.1 million increase in office supplies. The increase in administrative expenses was partially offset by a US$0.2 million decrease in taxes and dues mainly related to taxes on revenues paid by our subsidiaries, and by a US$0.1 million decrease in insurance premiums.

The US$2.1 million increase in personnel costs was due to an increase in wages and salaries as a result of higher average headcount from the expansion of our network and our internal policy of increasing wages and salaries annually to adjust for inflation.

Profit Before Tax

As a result of the foregoing, our retail banking segment’s profit before tax for the three-month period ended June 30, 2017 increased 32.6% to US$29.3 million from US$22.1 million for the corresponding period in 2016.

For the three-month period ended June 30, 2017, Guatemala contributed US$24.4 million, or 83.0% to our retail banking segment’s profit before tax, as compared to US$19.5 million, or 88.4%, for the three-month period ended June 30, 2016.

For the three-month period ended June 30, 2017, Honduras contributed US$6.2 million to our retail banking segment’s profit before tax, or 21.1%, as compared to US$4.8 million for the three-month period ended June 30, 2016.

For the three-month period ended June 30, 2017, El Salvador contributed US$0.8 million in losses to our retail banking segment’s profit before tax, as compared to US$2.0 million in losses for the three-month period ended June 30, 2016. Our retail operations in El Salvador contributed a loss as we continue to grow our number of points of service while we seek to further penetrate the Salvadoran retail banking market, as our retail client base is not yet large enough to offset these costs.

Treasury

Interest Income

The following table presents the components of interest income in our treasury segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Investment securities	62.6	62.6	0.0	0.0
Government repurchase agreements	0.3	0.3	0.0	0.0
Cash and cash equivalents	0.3	0.2	0.1	50.0
Financial derivatives income	0.2	0.0	0.2	N/ M

Total interest income	63.4	63.1	0.3	0.5

Interest income increased by US$0.3 million, or 0.5%, to US$63.4 million for the three-month period ended June 30, 2017 from US$63.1 million for the corresponding period in 2016, principally due to a US$0.2 million increase in interest income from financial derivatives, and a US$0.1 million increase in interest income from cash and cash equivalents.

Interest income from our investment securities remained stable at US$62.6 million mainly due to a higher average nominal interest rate to 7.04% for the three-month period ended June 30, 2017 from 6.99% for the corresponding period in 2016, accounting for a US$0.7 million increase in interest income. The increase in interest income was offset by lower average balance of investment securities, which decreased by US$26.6 million, or 0.7%, for the three-month period ended June 30, 2017 compared to the same period in 2016, accounting for US$0.7 million decrease in interest income.

The increase in the average nominal interest rate on investment securities as well as the decrease in the average balance of investment securities were mainly the result of certain investments in time deposit certificates of the Central Government of Guatemala that were not renewed consisting of investments with lower rates compared to other instruments in our investment portfolio.

The US$0.2 million increase in interest income from financial derivatives was mainly driven by higher average nominal interest rates for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, contributing a US$0.6 million increase in interest income. The increase in interest income from financial derivatives was partially offset by lower average balance of financial derivatives, which decreased by US$0.6 thousand, or 58.9%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, accounting for a US$0.4 million decrease in interest income.

The US$0.1 million increase in interest income from cash and cash equivalents was mainly due to a higher average balance by US$47.5 million, or 18.2% for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, accounting for a US$0.1 million increase in interest income.

Interest Expense

The following table presents the components of interest expense in our treasury segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	25.3	28.7	(3.4)	(11.8)
Financing	15.2	11.8	3.4	28.8
Debt securities issued	5.1	4.9	0.2	4.1
Other obligations	2.1	1.9	0.2	10.5
Government repurchase agreements	0.0	0.4	(0.4)	(100.0)
Financial derivatives expenses	0.1	0.1	0.0	0.0

Total interest expense	47.8	47.9	(0.1)	(0.2)

Interest expense decreased 0.2% to US$47.8 million for the three-month period ended June 30, 2017 from US$47.9 million for the corresponding period in 2016. The decrease in interest expense for the three-month period ended March 31, 2017 was principally attributable to a US$3.4 million decrease in interest expenses from depositary obligations and a US$0.4 million decrease in interest expense from government repurchase agreements. The decrease in interest expense was partially offset by a US$3.4 million increase in interest expense from financing, a US$0.2 million increase in interest expense from debt securities issued and a US$0.2 million increase in interest expense from other obligations.

The US$3.4 million decrease in interest expense from depositary obligations was mainly due to a lower average balance of depositary obligations in our treasury segment, which decreased by US$264.6 million, or 7.8%, for the three-month period ended June 30, 2017 compared to the same period in 2016, accounting for a US$2.4 million decrease in interest expense. The decrease in interest expense from depositary obligations was also due to lower average nominal interest rate to 3.2% for the three-month period ended June 30, 2017 from 3.4% for the corresponding period in 2016, accounting for a US$1.0 million decrease in interest expense.

The decrease in the average balance of our depositary obligations from our treasury segment was mainly due to a lower average balance of term deposits and demand deposits, which decreased by US$133.1 million and US$99.9 million, or 9.1% and 8.9%, respectively. Our depositary obligations are mainly generated by our retail and commercial banking segments, and any lack or surplus of funding from depositary obligations is managed through our treasury segment to ensure that each banking segment will be capable of covering funding needs for its lending activities.

The decrease in the average nominal interest rate of our depositary obligations in the treasury segment was mainly due to a lower average nominal interest rate of our term deposits to 6.0% for the three-month period ended June 30, 2017 from 6.2% for the corresponding period in 2016, as a result of higher liquidity mainly in Guatemala.

The US$0.4 million decrease in interest expense from government repurchase agreements was due to a lower average nominal interest rate to 0.02% for the three-month period ended June 30, 2017 from 2.5%, which accounted for the US$0.4 million decrease in interest expense.

The decrease in interest expense was partially offset by a US$3.4 million increase in interest expense from financing, mainly due to higher average balance of financing, which increased by US$235.6 million, or 22.3%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, mainly from foreign-currency financing from international institutions, accounting for US$2.9 million increase in interest expense. The increase in interest expense from financing was also due to a higher average nominal interest rate of 4.7% for the three-month period ended June 30, 2017, from 4.5% for the corresponding period in 2016, as a result of an environment of increasing interest rates in international markets, accounting for US$0.5 million increase in interest expense.

The decrease in interest expense was also partially offset by US$0.2 million increase in interest expense from debt securities issued mainly due to higher average balance of debt securities issued by US$32.8 million, or 11.5%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, accounting for US$0.5 million increase in interest expense. The increase in interest expense from debt securities issued was partially offset by lower average nominal interest rate to 6.4% for the three-month period ended June 30, 2017 from 7.0% for the corresponding period in 2016, accounting for US$0.4 million decrease in interest expense.

The decrease in interest expense was also partially offset by a US$0.2 million increase in interest expense from other obligations due to higher average balance, which increased by US$9.9 million, or 11.1%, for the three-month period ended June 30, 2017, compared to the corresponding period in 2016, accounting for US$0.2 million increase in interest expense.

Fee and Commission Income, Net

The following table presents the components of fee and commission income, net in our treasury segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Gain of foreign exchange currency	1.0	1.0	0.0	0.0
Dividends	0.5	0.0	0.5	N/M
Sale of property, plant and equipment	0.0	0.0	0.0	N/M
Sale of securities	(0.4)	(0.3)	(0.1)	33.3
Other	(0.6)	(0.2)	(0.4)	200.0

Fee and commission income, net	0.5	0.5	0.0	0.0

Fee and commission income, net remained stable at US$0.5 million for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, mainly due to an increase of US$0.5 million of dividends from our investments in securities, which was offset due to higher other services expenses of US$0.4 million, and to higher losses in the sale of securities of US$0.1 million, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our treasury segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Personnel costs	0.7	0.7	0.0	0.0
Administrative expenses	7.5	5.7	1.8	31.6
Rent expenses	0.2	0.2	0.0	0.0

Total operating and administrative expenses	8.4	6.6	1.8	27.3

Operating and administrative expenses increased 27.3% to US$8.4 million for the three-month period ended June 30, 2017 from US$6.6 million for the corresponding period in 2016. The increase in operating and administrative expenses was principally due to a US$1.8 million increase in administrative expenses, while personnel costs and rent expenses remained stable.

The increase in administrative expenses was mainly driven by a US$2.0 million increase in taxes and dues mainly related to taxes on revenues paid by our subsidiaries, and by a US$0.1 million increase in depreciation and amortization costs. The increase in administrative expenses was partially offset by a US$0.2 million decrease in other general expenses and a US$0.1 million decrease in professional services.

Profit Before Tax

As a result of the foregoing, our treasury segment’s profit before tax for the three-month period ended June 30, 2017 decreased 9.4% to US$7.7 million from US$8.5 million for the corresponding period in 2016.

For the three-month period ended June 30, 2017, Guatemala contributed US$8.2 million to our treasury segment’s profit before tax, as compared to US$10.6 million, for the three-month period ended June 30, 2016.

For the three-month period ended June 30, 2017, Honduras reported US$1.1 million of loss to our treasury segment’s profit before tax, as compared to US$2.3 million of loss for the three-month period ended June 30, 2016.

For the three-month period ended June 30, 2017, El Salvador contributed US$0.05 million to our treasury segment’s profit before tax, as compared to US$0.06 million, for the three-month period ended June 30, 2016.

Insurance

Interest Income

The following table presents the components of interest income in our insurance segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Investment securities	1.9	1.7	0.2	11.8
Accounts receivable	0.5	0.5	0.0	0.0

Total interest income	2.4	2.1	0.3	14.3

Interest income increased by US$0.3 million, or 14.3%, to US$2.4 million for the three-month period ended June 30, 2017 from US$2.1 million for the corresponding period in 2016, principally due to a US$0.2 million increase in interest income from investment for the three-month period ended June 30, 2017 compared to the corresponding period in 2016 mainly due to a higher average balance, which increased by US$13.8 million, or 18.1%, accounting for a US$0.3 million increase in interest income. The increase in interest income from investment securities was partially offset by a lower average nominal interest rate of 8.5% for the three-month period ended June 30, 2017 from 8.7% for the corresponding period in 2016, accounting for a US$0.1 million decrease in interest income.

The increase in the average volume of investment securities was mainly due to an increase in our Quetzal-denominated investments by US$10.9 million, or 18.1%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016. The decrease in the average nominal interest rate was driven by the maturing of Guatemalan long-term local currency debt investments during 2016, which were renewed at lower rates.

Net Premium Income

The following table presents the components of net premium income in our insurance segment for the three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Premiums earned	53.0	49.0	4.0	8.2
Reserves	9.2	5.2	4.0	76.9
Reinsurance ceded	(28.8)	(23.8)	(5.0)	21.0
Acquisition and renewal cost	(4.4)	(3.1)	(1.3)	41.9
Insurance claims	(24.2)	(23.9)	(0.3)	1.3
Other income	2.6	2.4	0.2	8.3

Net premiums income	7.3	5.8	1.5	25.9

Premiums Earned

Premiums earned increased by US$4.0 million, or 8.2%, for the three-month period ended June 30, 2017 compared to the corresponding period in 2016, mainly as a result of higher premiums written in property and casualty largely from our insurance subsidiary in Guatemala.

Reserves

For the three-month period ended June 30, 2017, the adjustment of technical reserves was US$9.2 million compared to US$5.2 million for the corresponding period in 2016. Technical reserves are constituted on a pro-rata basis of premiums written. Changes in the percentage of reserves in relation to premiums written are explained by the maturing of policies and changes in reinsurance programs over time.

Reinsurance Ceded

Reinsurance ceded increased 21.0% to US$28.8 million for the three-month period ended June 30, 2017 from US$23.8 million for the corresponding period in 2016. The increase in reinsurance ceded was principally as a result of the reinsurance programs of our insurance subsidiary in Guatemala mainly in its individual health and group insurance lines.

Acquisition and Renewal Cost

Acquisition and renewal cost increased 41.9% to US$4.4 million for the three-month period ended June 30, 2017 from US$3.1 million for the corresponding period in 2016. The increase in acquisition and renewal cost was primarily due to an increase in commissions for insurance brokers mainly from our subsidiary in Guatemala.

Expenses for Insurance Claims

Expenses for insurance claims increased 1.3% to US$24.2 million for the three-month period ended June 30, 2017 from US$23.9 million for the corresponding period in 2016. The increase in expenses for insurance claims was principally due to higher expenditures for claims for property and casualty and health insurance resulting from an increase in number of policies.

Fee and Commission Income, Net

Fee and commission income, net in our insurance segment increased 11.8% to US$1.9 million for the three-month period ended June 30, 2017 from US$1.7 million for the corresponding period in 2016. The increase in fee and commission income, net was principally due to a US$0.4 million increase in service income mainly from assistance of damages, which was partially offset by a US$0.2 million decrease in other operating income mainly from salvage and recoveries.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our insurance segment for three-month periods ended June 30, 2017 and 2016.

	For the three months ended June 30,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Operating and administrative expenses
Personnel costs	4.0	3.9	0.1	2.6
Administrative expenses	3.0	3.3	(0.3)	(9.1)
Rent expenses	0.1	0.0	0.1	N/ M

Total operating and administrative expenses	7.0	7.3	(0.3)	(4.1)

Operating and administrative expenses decreased 4.1% to US$7.0 million for the three-month period ended June 30, 2017 from US$7.3 million for the corresponding period in 2016. The decrease in operating and administrative expenses was principally due to a US$0.3 million decrease in administrative expenses mainly due to a US$0.4 million decrease in professional services, which was partially offset by a US$0.1 million increase in other general expenses.

Profit Before Tax

As a result of the foregoing, our insurance segment’s profit before tax for the three-month period ended June 30, 2017 increased 95.7%, to US$4.5 million from US$2.3 million for the corresponding period in 2016.

For the three-month period ended June 30, 2017, Guatemala contributed US$3.2 million to our insurance segment’s profit before tax, or 71.5%, as compared to US$0.4 million, or 19.1%, for the three-month period ended June 30, 2016.

For the three-month period ended June 30, 2017, Honduras contributed US$1.3 million to our insurance segment’s profit before tax, or 28.5%, as compared to US$1.9 million, or 80.9%, for the three-month period ended June 30, 2016.

Results of Operations for the Year Ended March 31, 2017 Compared to the Year Ended March 31, 2016

The following table shows the principal components of our consolidated income statement for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
CONSOLIDATED INCOME STATEMENTS
Interest income	959.2	889.1	70.1	7.9
Interest expense	(457.3)	(416.4)	(40.9)	9.8

Net interest income	501.9	472.8	29.1	6.2

Loan impairment charges	(51.5)	(51.6)	0.1	(0.2)

Net interest income after provisions	450.3	421.2	29.1	6.9
Fee and commission income	221.9	202.9	19.0	9.4
Fee and commission expense	(36.0)	(34.1)	(1.9)	5.6

Net fee and commission income	185.9	168.8	17.1	10.1

Premiums earned	337.0	291.9	45.1	15.5
Technical reserves	(93.7)	(77.2)	(16.5)	21.4
Acquisition and renewal costs	(116.0)	(109.7)	(6.3)	5.7
Expenses for insurance claims	(100.6)	(82.7)	(17.9)	21.6

Net premium income	26.7	22.3	4.4	19.7

Profit for banking and insurance operations	662.9	612.3	50.6	8.3
Operating and administrative expenses	(426.9)	(398.3)	(28.6)	7.2
Other operating income, net	28.8	26.6	2.2	8.3

Profit before income tax	264.9	240.6	24.3	10.1
Income tax	(34.7)	(24.7)	(10.0)	40.5
Profit for the year	230.1	215.9	14.2	6.6

An analysis of the components set forth in the foregoing table follows.

Interest Income

The following table presents the components of our interest income for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advances to customers	695.5	635.7	59.8	9.4
Investment securities	259.4	247.8	11.6	4.7
Accounts receivable	2.1	1.8	0.3	16.7
Government repurchase agreements	0.9	1.1	(0.2)	(18.2)
Cash and cash equivalents	0.7	1.7	(1.0)	(58.8)
Financial derivatives income	0.6	1.0	(0.4)	(40.0)

Total interest income	959.2	889.1	70.1	7.9

Interest income increased 7.9% to US$959.2 million for the year ended March 31, 2017 from US$889.1 million for the corresponding period in 2016, primarily due to growth in the average volume of our interest-earning assets, which increased by US$1,147.3 million, or 10.1%. The total increase in interest income was mainly due to a US$59.8 million, or 9.4%, increase in interest from loans and advances to customers, a US$11.6 million, or 4.7%, increase in interest on investment securities and by a US$0.3 million increase in interest from accounts receivable. The increase in interest income was slightly offset by a decrease in interest income from cash and cash equivalents of US$1.0 million, a decrease in interest income from financial derivatives of US$0.3 million and a decrease in interest income from government repurchase agreements of US$0.2 million, all for the year ended March 31, 2017 compared to the corresponding period in 2016.

Interest on our loan portfolio increased by US$59.8 million, or 9.4%, for the year ended March 31, 2017 compared to the corresponding period in 2016, with contributions from our commercial and retail banking segments of US$36.1 million and US$23.7 million, respectively. The increase in interest on loans was primarily due to growth in the average volume of our loan portfolio, especially as a result of higher disbursements in our Quetzal denominated loan portfolio in Guatemala as part of our strategy of growing in the SME business as well as in the retail banking segment. An 11.5% increase in the average balance of our net loans for the year ended March 31, 2017 accounted for a US$81.7 million increase in interest income which was partially offset by a decrease in the nominal average rate on our net loan portfolio, from 8.4% for the year ended March 31, 2016 to 8.3% for the year ended March 31, 2017, accounting for a US$21.9 million decrease in interest income. The decrease in interest income was mainly due to a lower nominal average interest rate on our Quetzal denominated loan portfolio in Guatemala, mainly as a result of increased competition in the Guatemalan banking system, mainly in the SME business, which is reflected in a lower nominal average interest rate of the Quetzal denominated SME portfolio from 11.5% as of March 31, 2016, to 11.2% as of March 31, 2017 according to the Guatemalan Superintendency of Banks.

Interest on investment securities increased US$11.6 million, or 4.7%, for the year ended March 31, 2017 compared to the corresponding period in 2016, mainly due to higher average balance, which increased by US$246.7 million, or 7.2%, and accounted for a US$16.6 million increase in interest income, which was offset by a decrease in the nominal average rate to 7.1% for the year ended March 31, 2017, from 7.3% for the year ended March 31, 2016, which accounted for a US$5.2 million decrease in interest income. The decrease in nominal average interest rates on investment securities was the result of our Guatemalan and Honduran long-term debt investments maturing in 2016, which were subsequently renewed at lower rates. Our treasury segment was the largest contributor to growth in interest income from investment securities with a US$10.4 million increase for the year ended March 31, 2017 compared to the corresponding period in 2016.

Interest income from accounts receivable increased US$0.3 million for the year ended March 31 2017 compared to the corresponding period in 2016, as a result of higher average nominal interest rate, which increased to 1.1% for the year ended March 31, 2017 from 1.0% for the same period in 2016, which accounted for the US$0.3 million increase in interest income. Our accounts receivable consist mainly of insurance premium receivables, sundry debtors, taxes and other dues, and advance payments on behalf of third parties.

The increase in interest income was slightly offset by a decrease in interest income from cash and cash equivalents by US$1.0 million, a decrease in interest income from financial derivatives by US$0.3 million and a decrease in interest income from government repurchase agreements of US$0.2 million, all for the year ended March 31, 2017 compared to the corresponding period in 2016. The decrease in interest income from cash and cash equivalents was a result of a lower nominal average interest rate of 0.2% for the year ended March 31, 2017 from 0.7% for the same period in 2016. The decrease in interest income from financial derivatives was mainly due to a lower average volume of transactions. The decrease in interest income from government repurchase agreements was a mainly a result of lower average volume of transactions.

Interest Expense

The following table presents the components of our interest expense for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	271.9	254.4	17.5	6.9
Financing	121.8	99.8	22.0	22.0
Financial obligations	43.6	41.0	2.6	6.3
Other obligations	19.2	19.1	0.1	0.5
Government repurchase agreements	0.4	1.1	(0.7)	(63.6)
Financial derivatives expenses	0.4	0.9	(0.5)	(55.6)

Total interest expense	457.3	416.4	40.9	9.8

Interest expense increased 9.8% to US$457.3 million for the year ended March 31, 2017 from US$416.4 million for the corresponding period in 2016, primarily due to a higher average volume of our total interest-bearing liabilities mainly from our depositary obligations. The increase in interest expense for the year ended March 31, 2017 compared to the corresponding period in 2016 was mainly a result of US$22.0 million, or 22.0%, increase in interest expense from our financing and US$17.5 million, or 6.9%, increase in interest expense on depositary obligations.

Interest expense from financing increased by US$22.0 million, or 22.0%, for the year ended March 31, 2017 compared to the corresponding year ended March 31, 2016, mainly due to a higher nominal average interest rate from 3.7% for the year ended March 31, 2016 to 4.3% for the same period in 2017, which accounted for a US$15.9 million increase in interest expense. The main contributor to the increase in the nominal average interest rate of our financing was our dollar-denominated funding in Guatemala with an increase in the nominal average interest rate to 4.0% for the year ended March 31, 2017 from 3.3% for the same period in 2016, which contributed US$14.8 million of the increase in interest expense. The increase in the nominal average interest rate of our financing in Guatemala was a result of an environment of higher interest rates in the financing from foreign institutions which is reflected in an increase of the weighted average interest rate of the Guatemalan banking industry to 3.0% as of March 31, 2017 from 2.9% as of March 31, 2016. The increase in interest expense from financing was also a result of an increase in the average balance of our financing by US$137.5 million, or 5.0%, for the year ended March 31, 2017 compared to the same period in 2016, which contributed a US$5.9 million increase in interest expense.

Interest expense from depositary obligations increased by US$17.5 million, or 6.9%, for the year ended March 31, 2017 compared to the corresponding year ended March 31, 2016, mainly due to a US$849.9 million, or 10.6%, increase in the average volume. The main contributor to the growth in average volume of deposits was a higher average volume of deposits from customers from our commercial banking segment, which increased by US$711.8 million or 26.4% for the year ended March 31, 2017 compared to the same period in 2016.

The higher average volume of depositary obligations accounted for US$28.3 million of the increase in interest expense, principally due to an increase in the average volume of our term deposits, which contributed US$22.7 million to the increase in interest expense, while a higher average volume of saving deposits contributed US$4.0 million to the increase in interest expense, followed by higher average volume of our demand deposits, which contributed by US$1.6 million increase in interest expense.

The increase in interest expense from depositary obligations was slightly offset by a decrease in the nominal average interest rate for depositary obligations to 3.1% for the year ended March 31, 2017 as compared to 3.2% the same period in 2016, which accounted for a US$10.8 million decrease in interest expense.

The increase in interest expense from depositary obligations consisted of a US$16.9 million and a US$2.9 million increase in interest expense from depositary obligations from our commercial banking segment and our retail banking segment, respectively, which was partially offset by a decrease in interest expense from depositary obligations of US$2.2 million from our treasury segment. Interest expense attributed to our commercial banking segment is related to deposits from our corporate and SME clients while interest expense attributable to our retail banking segment is directly related to deposits from individual clients. Any surplus or deficit in the funding obtained by our retail and commercial banking segments is allocated by our treasury segment to ensure that each banking segment will be capable of covering funding needs for its lending activities. The increase in the average volume of deposits from clients in our retail banking segment was mainly due to our efforts to participate more actively in the individual and consumer markets, which allowed us to obtain a more diversified funding mix. The increase in the average volume of deposits from customers in our commercial banking segment was mainly due to our organic growth, which is reflected in the number of our commercial clients, which, as of March 31, 2017, was composed of more than 16,399 companies (more than 13,140 in Guatemala, 1,819 in Honduras, and 1,440 in El Salvador).

The increase in interest expense was also a result of an increase in interest expense from financial obligations of US$2.6 million, or 6.3%, mainly due to higher average balance of transactions of US$85.0 million, or 14.6%, which accounted for a US$5.0 million increase in interest expense, which was partially offset by a decrease in nominal average interest rate from 7.0% for the year ended March 31, 2016 to 6.5% for the same period in 2017, accounting for a US$2.4 million decrease in interest expense.

The increase in interest expense was partially offset by a decrease in interest expense from government repurchase agreements of US$0.7 million and a decrease in interest expense from financial derivatives of US$0.5 million. The decrease in interest expense from government repurchase agreements was mainly a result of a lower nominal average interest rate of 2.3% for the year ended March 31, 2017 compared to 11.1% for the same period in 2016. The decrease in interest expense from financial derivatives was mainly the result of a US$0.7 million decrease in the average balance of our financial derivative transactions for the year ended March 31, 2017 compared to the same period in 2016.

Net interest margin for the year ended March 31, 2017 decreased to 4.0% as compared to 4.1% for the corresponding period in 2016, primarily as a result of the decrease in net interest margin of our dollar-denominated assets to 2.0% for the year ended March 31, 2017 from 2.2% for the corresponding period in 2016. Our net interest income increased by US$29.1 million, or 6.2%, for the year ended March 31, 2017 compared to the same period in 2016, while our total interest earning assets increased by US$1,147.3 million, or 10.1%, during the same period.

Loan Impairment Charges

The following table presents our loan impairment charges, our NPL ratio, our coverage ratio and our allowances for loan losses for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Loan impairment charges	(51.5)	(51.6)	0.1	(0.2)
NPL ratio	1.0%	1.2%
Coverage ratio	95.9%	93.5%
Allowance for loan losses	88.3	91.8

Loan impairment charges decreased 0.2% to US$51.5 million for the year ended March 31, 2017 from US$51.6 million for the corresponding period in 2016. The decrease in loan impairment charges was mainly due to lower delinquencies in our total loan portfolio which is reflected in a lower NPL ratio of 1.0% as of March 31, 2017 compared to 1.2% for the same period in 2016. The decrease in our total NPL ratio was mainly a result of an improvement in the quality of both our commercial and retail loan portfolios, which reported NPL ratios of 0.5% and 2.6%, respectively, as of March 31, 2017 compared to 0.7% and 2.9%, respectively, as of March 31, 2016.

From our total non-performing loans of US$92.1 million as of March 31, 2017, US$60.4 million, or 65.6%, corresponds to our retail banking segment, while US$31.7 million, or 34.4%, corresponds to our commercial banking segment.

Despite the improved quality of our total loan portfolio, charge-offs increased to US$56.4 million for the year ending March 31, 2017, compared to US$43.1 million for the same period in 2016 mainly due the growth of our retail loan portfolio, which increased by 15.6% as of March 31, 2017 compared to March 31, 2016, and which is considered a loan portfolio composed of higher risk clients compared to our commercial clients, with NPL ratios of 1.9% for consumer loans, 3.0% for microfinance, and 3.0% for mortgage loans, all as of March 31, 2017.

Allowances for loan losses decreased to US$88.3 million for the year ended March 31, 2017 from US$91.8 million for the corresponding period in 2016, due to a decrease in the number of NPLs, resulting in an increase in our NPL coverage ratio to 95.9% for the year ended March 31, 2017 from 93.5% for the corresponding period in 2016.

Fee and Commission Income

The following table presents the components of our fee and commission income for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Fee and commission income
Commissions credit cards	45.8	40.2	5.6	13.9
Bank services	39.5	33.0	6.5	19.7
Healthcare services	31.1	21.7	9.4	43.3
Gain of foreign exchange currency transactions	27.2	23.8	3.4	14.3
Account handling	16.1	13.5	2.6	19.3
Commissions for money transfers	9.2	6.8	2.4	35.3
Commissions for family remittances	8.9	8.5	0.4	4.7
Other	44.1	55.4	(11.3)	(20.4)

Total fee and commission income	221.9	202.9	19.0	9.4

(1)	Other includes fees and commissions from collections from third parties, storage, leases, legal services, mobile banking (BiMóvil), letters of credit, collections, electronic billing, syndicated loans, rejected checks, maintenance, and trading in securities.

Fee and commission income increased 9.4% to US$221.9 million for the year ended March 31, 2017 from US$202.9 million for the corresponding period in 2016, primarily as a result of an increase in healthcare service fees by US$9.4 million, an increase in bank service fees by US$6.5 million, an increase on commissions from credit cards by US$5.6 million, an increase on gain of foreign exchange currency transactions by US$3.4 million, an increase on commission from account handling by US$2.6 million, an increase on commissions for money transfers by US$2.4 million and an increase in commissions from family remittances by US$0.4 million. These increases were partially offset by a decrease in other fees and commissions of US$11.3 million, mainly in commissions from loans.

The increase in fees from healthcare services was mainly due to a higher volume of operations of our health and medical-service subsidiaries acquired in 2014 as part of our strategy to vertically integrate our medical operations with our accident and health insurance business.

The increase in commissions from bank services is the result of the growth of our operations. Our banking transactions totaled 281.8 million for the year ended March 31, 2017, compared to 266.4 million for the same period in 2016.

The increase in commissions from credit cards is the result of the growth of our consumer loan portfolio, which increased by US$126.2 million, or 14.8%, as of March 31, 2017 compared to March 31, 2016.

The increase in gain of foreign exchange currency transactions was a result of higher operations in our foreign exchange desk mainly in Guatemala, where we are the main FX provider in the financial market with trading volumes of more than US$12,275.0 million for the year ended December 31, 2016.

The increase in commissions from account handling is a result of our growth in depositary obligations, for which the average balance increased by US$849.9 million, or 10.6%, as of March 31, 2017 compared to the same period in 2016.

The increase in commissions from money transfers was due to higher banking transactions from our clients which increased to 281.8 million transactions for the year ended March 31, 2017 from 266.4 million transactions for the same period in 2016.

The increase in commissions from family remittances was mainly due to higher inflows in Guatemala during 2016 by 13.9% where we are a leading recipient of family remittances, processing more than U$1,880.0 million for the year ended December 31, 2016.

The increase in fee and commission income was partially offset by a decrease in other fees and commissions, mainly in loan commissions as a result of an accounting reclassification to our interest income, mainly from Banpaís.

Fee and Commission Expense

The following table presents the components of our fee and commission expense for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Fee and commission expense
Protection fund contributions	16.4	14.7	1.7	11.6
Other services expense	11.5	10.8	0.7	6.5
Assistance on damages and other	2.6	2.7	(0.1)	(3.7)
Additional benefits	2.2	1.2	1.0	83.3
Trading in securities	1.3	1.1	0.2	18.2
Other	2.1	3.7	(1.6)	(43.2)

Total fee and commission expense	36.0	34.1	1.9	5.6

(1)	Other includes fee and commission expenses from collections, loss on foreign exchange transactions, fees from financing and uncollected income.

Fee and commission expense increased 5.6% to US$36.0 million for the year ended March 31, 2017 from US$34.1 million for the corresponding period in 2016, primarily due to an increase in protection fund contributions of US$1.7 million, an increase in expenses for additional benefits of US$1.0 million, an increase in other services expense of US$0.7 million and an increase in expense from trading in securities of US$0.2 million. The increase in fee and commission expense was partially offset by a decrease in other fee and commission expense by US$1.6 million, and a decrease in expenses related to assistance on damages by US$0.1 million.

The increase in the protection fund contributions was a result of the growth in depositary obligations, for which the average balance increased by US$849.9 million for the year ended March 2017 compared to the same period in 2016. The protection fund contribution is similar to the FDIC (Federal Deposit Insurance Corporation) insurance scheme in the United States and is paid to local banking regulators as a percentage of total deposits.

The increase in additional benefit expenses for the year ended March 31, 2017 compared to the corresponding period in 2016 was due to an increase in expenses associated with the insurance and other benefits of our depositary obligations, mainly related to saving deposits, for which the average balance increased by US$243.9 million.

The increase in other services expense for the year ended March 31, 2017 compared to the corresponding period in 2016 was a result of an increase of US$0.3 million in service expenses on fast money transfers, an increase of US$0.2 million in higher service expenses on air time and a US$0.2 million increase in service expense on credit cards.

The increase in fee and commission expense was partially offset by a decrease in other fee and commission expense mainly related to loss on our foreign exchange transactions from our FX Desk Business, mainly in Guatemala. The increase in fee and commission expense was also partially offset by a decrease in assistance on damages mainly due to a decrease in premiums on damages insurance which decreased by US$4.9 million for the year ended March 31, 2017 compared to the same period in 2016.

Fee income ratio for the year ended March 31, 2017 increased to 28.0% as compared to 27.6% for the corresponding period in 2016, primarily as a result of an increase in net fee and commission income of US$17.1 million, or 10.1% while our profit for banking and insurance operations increased by US$50.6 million, or 8.3%.

Net Premium Income

The following table presents the components of our net premium income for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Premiums earned	337.0	291.9	45.1	15.5
Technical reserves	(93.7)	(77.2)	(16.5)	21.4
Acquisition and renewal costs	(116.0)	(109.7)	(6.3)	5.7
Expenses for insurance claims	(100.6)	(82.7)	(17.9)	21.6

Net premiums income	26.7	22.3	4.4	19.7

Premiums earned, net of technical reserves increased by US$28.6 million, or 13.3%, for the year ended March 31, 2017 compared to the corresponding period in 2016, mainly as a result of an increase in premiums written in life and health insurance both in Guatemala and Honduras, which together grew by US$21.6 million, or 19.7%, for the year ended March 31, 2017, compared to the same period in 2016. The increase in premiums earned, net of technical reserves was also a result of an increase in property and casualty insurance both in Guatemala and Honduras, which together increased by US$7.0, million or 5.4%.

Technical reserves are constituted on a pro-rata basis of premiums written. Changes in the percentage of reserves in relation to premiums written are explained by the maturing of policies and changes in reinsurance programs over time.

Acquisition and renewal costs increased 5.7% to US$116.0 million for the year ended March 31, 2017 from US$109.7 million for the corresponding period in 2016. The main cost under acquisition and renewal costs was our reinsurance programs. Additionally, acquisition and renewal costs also included brokerage commissions, sales incentives, advertising expenditures, risk inspection costs and vehicle-assistance programs. The increase in acquisition and renewal costs was mainly due to a US$2.5 million, or 29.4%, increase in acquisition and renewal costs related to commissions paid to insurance brokers. The increase in acquisition and renewal costs was also a result of a US$3.8 million, or 3.8%, increase in reinsurance ceded.

Expenses for insurance claims increased 21.6% to US$100.6 million for the year ended March 31, 2017 from US$82.7 million for the corresponding period in 2016. Expenses for insurance claims included expenditures for claims in health insurance, group life insurance, and property and casualty insurance. The increase in expenses for insurance claims was principally due to higher expenditures for claims for property and casualty resulting from the growth of our business.

Operating and Administrative Expenses

The following table presents the components of our operating and administrative expenses for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Operating and administrative expenses
Personnel costs	210.6	188.2	22.4	11.9
Administrative expenses	201.7	196.7	5.0	2.5
Rent expenses	14.6	13.3	1.3	9.8

Total operating and administrative expenses	426.9	398.3	28.6	7.2

Operating and administrative expenses increased 7.2% to US$426.9 million for the year ended March 31, 2017 from US$398.3 million for the corresponding period in 2016. The increase in operating and administrative expenses was principally due to higher personnel costs, which increased by US$22.4 million, for the year ended March 31, 2017 compared to the corresponding year ended March 31, 2016, and to higher administrative expenses, which increased by US$5.0 million for the year ended March 31, 2017 compared to the corresponding year ended March 31, 2016.

Personnel costs increased 11.9%, to US$210.6 million for the year ended March 31, 2017 from US$188.2 million for the year ended March 31, 2016, primarily due to a higher average headcount in our operations and to higher wages and salaries, as a result of the expansion of our network and our internal policy of increasing wages and salaries annually to adjust for inflation. As of March 31, 2017 we had 13,473 employees in total, with a US$15,633.3 average annual personnel cost compared to 12,850 employees in total with a US$14,649.5 average annual personnel cost as of March 31, 2016.

Administrative expenses increased US$5.0 million, or 2.5%, mainly due to a US$4.2 million, or 20.7%, increase in depreciation and a US$0.3 million, or 2.6%, increase in amortization. The increase in depreciation and amortization is mainly related to assets that are part of a new business acquired in September 2016 dedicated primarily to the transfer of patients by means of ambulances to hospitals in Guatemala.

Rent expenses increased by US$1.3 million, or 9.8%, for the year ended March 31, 2017 compared to the same period in 2016, as a result of the increase in our branches to 802 as of March 31, 2017 from 768 as of March 31, 2016.

Our efficiency ratio for the year ended March 31, 2017 was 54.7%, compared to 55.2% for the corresponding period in 2016. The lower efficiency ratio for the year ended March 31, 2017 was the result of a lower increase in our operating and administrative expenses when compared to the increase in our profit for banking and insurance operations before provisions during the same period in 2016.

Other Income

Other income increased 8.3% to US$28.8 million for the year ended March 31, 2017 from US$26.6 million for the corresponding period in 2016. The increase in other income was mainly due to a US$1.9 million increase in the sale of foreclosed assets and US$2.7 million increase in extraordinary income, which consists of unexpected income derived from sources external to our normal operations. The increase in other income was partially offset by a US$1.5 million decrease in dividends from our permanent investments in securities, a US$0.6 million decrease in recoveries, and a US$0.3 million decrease in the sale of property, plant and equipment.

Profit Before Income Tax

Profit before income tax increased US$24.3 million, or 10.1%, to US$264.9 million for the year ended March 31, 2017 from US$240.6 million for the corresponding period in 2016, primarily as a result of a US$29.1 million, or 6.9%, increase in net interest income after provisions; a US$17.1 million, or 10.1%, increase in net fee and commission income; a US$4.4 million, or 19.7%, increase in net premiums income; and a US$2.2 million, or 8.3%, increase in other income; which was partially offset by a US$28.6 million, or 7.2%, increase in operating and administrative expenses.

Income Tax

Our income tax expense increased to US$34.7 million for the year ended March 31, 2017 from US$24.7 million for the corresponding period in 2016, resulting in an increase in our effective tax rate to 13.1% for the year ended March 31, 2017 from 10.3% for the corresponding period in 2016.

Profit for the Year

As a result of the foregoing our profit for the year increased 6.6% to US$230.1 million for the year ended March 31, 2017 from US$215.9 million for the corresponding period in 2016.

A 10.1% higher average shareholders’ equity of US$1,222.8 million for the year ended March 31, 2017, up from US$1,110.4 million for the corresponding period in 2016, resulted in a ROAE of 18.8% for the year ended March 31, 2017, compared to 19.4% for the corresponding period in 2016.

A 10.0% higher average total assets of US$14,559.2 million for the year ended March 31, 2017, up from US$13,239.2 million for the corresponding period in 2016, resulted in a ROAA of 1.6% for the year ended March 31, 2017, compared to 1.6% for the corresponding period in 2016.

Results of Operations by Segment for the Year Ended March 31, 2017 Compared to the Year Ended March 31, 2016

The following table presents the income statement data for each of our reportable operating segments (see Note 31 to our Annual Financial Statements), including eliminations of inter-segment revenue and unallocated amounts, for the years ended March 31, 2017 and 2016.

	Corporate Banking			Retail Banking		Treasury		Insurance		Corporate and Eliminations(1)
	For the years ended March 31,
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)
Interest income	396.5	360.4	299.0	275.3	254.1	245.2	9.6	8.2	0.0	0.0
Interest expense	(196.6)	(174.9)	(72.9)	(69.0)	(187.8)	(172.4)	0.0	0.0	0.0	0.0

Net interest income	199.9	185.5	226.1	206.4	66.3	72.8	9.6	8.2	0.0	0.0
Loan impairment charges	(19.2)	(20.1)	(32.4)	(30.9)	0.0	(0.6)	0.0	0.0	0.0	0.0
Net fee and commission income and other operating income	35.8	40.1	108.0	93.2	3.8	12.0	7.4	5.3	59.7	44.9
Net premiums income	0.0	0.0	0.0	0.0	0.0	0.0	26.7	22.3	0.0	0.0
Operating and administrative expenses	(95.2)	(88.6)	(194.9)	(175.6)	(30.9)	(37.5)	(27.7)	(29.2)	(78.2)	(67.4)

Profit before tax	121.3	116.8	106.8	93.1	39.2	46.7	16.1	6.6	(18.5)	(22.6)

(1)	Corporate and eliminations corresponds to expenses of Bicapital, elimination of intercompany transactions, and certain other unallocated amounts.

An analysis of the components by segment set forth in the foregoing table follows.

Commercial Banking

Interest Income

The following table presents the components of interest income in our commercial banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advance to customers	396.5	360.4	36.1	10.0

Total interest income	396.5	360.4	36.1	10.0

Interest income increased by US$36.1 million, or 10.0%, to US$396.5 million for the year ended March 31, 2017 from US$360.4 million for the corresponding period in 2016. Interest income in our commercial banking segment income consisted of interest income from our commercial loan portfolio (including both corporate clients and SMEs).

Interest on income increased by US$36.1 million, or 10.0%, for the year ended March 31, 2017 compared to the corresponding period in 2016, primarily due to an increase in the average balance of our commercial loan portfolio which increased by US$620.3 million, or 11.5%, for the year ended March 31, 2017, compared to the same period in 2016, resulting in a US$42.8 million increase in interest income. The increase in the average balance of our commercial loan portfolio is the result of the growth in our corporate loan portfolio to US$5,976.0 million as of March 31, 2017 from US$5,372.6 million as of March 31, 2016, an 11.2% increase. The increase in the average balance of our commercial loan portfolio was also a result of our growth in our SME loan portfolio to US$585.6 million, as of March 31, 2017 from US$554.2 million as of March 31, 2016, a 5.7% increase.

The increase in interest income was partially offset by a decrease in the nominal average rate to 6.6% for the year ended March 31, 2017, from 6.7% for the same period in 2016, representing a US$6.7 million decrease in interest income. The decrease in interest income was mainly due to a lower nominal average interest rate on our Quetzal denominated loan portfolio in Guatemala, mainly as a result of increased competition in the Guatemalan banking system, mainly in the SME business, which is reflected in a lower nominal average interest rate of the Quetzal denominated SME portfolio of the Guatemalan banking system as a whole, from 11.5% as of March 31, 2016, to 11.2% and as of March 31, 2017 according to the Guatemalan Superintendency of Banks.

Interest Expense

The following table presents the components of interest expense in our commercial banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	100.4	83.5	16.9	20.2
Financing	69.4	64.0	5.4	8.4
Debt securities issued	15.7	14.9	0.8	5.4
Other obligations	11.2	12.5	(1.3)	(10.4)

Total interest expense	196.6	174.9	21.7	12.4

Interest expense increased 12.4% to US$196.6 million for the year ended March 31, 2017 from US$174.9 million for the corresponding period in 2016. The increase in interest expense for the year ended March 31, 2017 was principally due to: a US$16.9 million, or 20.2%, increase in interest expense from depositary obligations and US$5.4 million, or 8.4%, increase in interest expense from financing. The increase in interest expense was partially offset by a US$1.3 million, or 10.4%, decrease in interest expense from other obligations.

A 26.4% increase in the total average balance of depositary obligations accounted for a US$20.3 million increase in interest expense, which was partially offset by US$3.5 million decrease in interest expense due to a lower nominal average rate of 2.9% for the year ended March 31, 2017 compared to 3.1% for the same period in 2016. The increase in interest expense from higher average balance of depositary obligation mainly came from our term deposits which total average balance increased by 22.3%, contributing with a US$14.9 million increase in interest expense.

An increase in the nominal average rate of financing to 4.2% for the year ended March 31, 2017, from 3.7% for the corresponding period in 2016 contributed a US$10.1 million increase in interest expense, which was partially offset by a 6.3% decrease in the total average balance of financing resulting in US$4.7 million decrease in interest expense. The main contributor to the increase in the nominal average interest rate of our financing was our dollar-denominated funding, mainly in Guatemala, with an increase in the nominal average interest rate to 4.2% for the year ended March 31, 2017 from 3.7% for the same period in 2016, which contributed a US$10.1 million of the increase in interest expense. The increase in the nominal average interest rate of our financing in Guatemala was a result of an environment of higher interest rates in the financing from foreign institutions which is reflected in an increase of the dollar-denominated weighted average interest rate of the Guatemalan banking industry to 3.0% as of March 31, 2017 from 2.9% as of March 31, 2016.

A 9.7% decrease in the total average balance of other financial obligations accounted for a US$1.2 million decrease in interest expense, while a decrease in the nominal average interest rate to 8.4% for the year ended March 31, 2017 compared to 8.5% for the same period in 2016 contributed a US$0.1 million decrease in interest expense. The interest expense from other financial obligations mainly consists of our interest expense from our Tier 1 Capital Notes and our subordinated debt.

Net interest margin for the year ended March 31, 2017 decreased to 3.3% compared to 3.4% for the corresponding period in 2016, primarily as a result of an 11.5% increase in the total average balance of interest-earning assets to US$6,014.6 million for the year ended March 31, 2017, from US$5,394.3 for the corresponding period in 2016, while the total net interest income increased 7.8% to US$199.9 million from US$185.5 million.

Loan Impairment Charges

The following table presents the loan impairment charges in our commercial banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Loan impairment charges	(19.2)	(20.1)	0.9	(4.5)

Loan impairment charges decreased 4.5% to US$19.2 million for the year ended March 31, 2017 from US$20.1 million for the corresponding period in 2016. The decrease in loan impairment charges was mainly due to lower delinquencies in our commercial loan portfolio which is reflected in a lower NPL ratio of 0.5% as of March 31, 2017 compared to 0.7% as of March 31, 2016, which demonstrates that our commercial banking segment maintains a high quality loan portfolio.

For the year ended March 31, 2017 our commercial banking segment recorded US$19.2 million in loan impairment charges, representing 37.3% of total loan impairment charges, while as of March 31, 2017 our commercial banking segment loan portfolio represented 73.5% of our total loans.

Fee and Commission Income, Net

The following table presents the components of fee and commission income, net in our commercial banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Gain of foreign exchange currency	12.4	12.2	0.2	1.6
Collection for third parties	5.6	5.0	0.6	12.0
Credit card exchange discounts	3.7	3.1	0.6	19.4
Syndicated loans	3.3	3.7	(0.4)	(10.8)
Letters of credit	2.8	2.6	0.2	7.7
Other services	2.2	1.8	0.4	22.2
Loan portfolio management (BP)	2.0	8.5	(6.5)	(76.5)
Branches telex and telegram services	1.8	1.5	0.3	20.0
Commission of loans	1.6	2.0	(0.4)	(20.0)

Other(1)	0.3	(0.5)	0.8	(160.0)

Fee and commission income, net	35.8	40.1	(4.3)	(10.7)

(1)	Other fees and commissions includes international wire transfers, account handling, bank services, checks rejected, collections, custody, trust funds loan portfolio management, expenses from protection fund contribution, foreclosed assets, recoveries, sale of property and equipment, and other operating income.

Fee and commission income, net decreased 10.7% to US$35.8 million for the year ended March 31, 2017 from US$40.1 million for the corresponding period in 2016. This decrease was principally due to US$6.5 million, or 76.5%, decrease in commissions from loan portfolio management, mainly from Banpaís, as a result of a reclassification of our interest income.

The decrease in fee and commission income, net was partially offset by a US$0.6 million increase in collection for third parties, a US$0.6 million increase in credit card exchange discounts, a US$0.4 million increase in other services and a US$0.3 million increase in branches telex and telegram services.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our commercial banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Personnel costs	51.2	46.9	4.3	9.2
Administrative expenses	39.5	39.2	0.3	0.8
Rent expenses	4.5	2.5	2.0	80.0

Total operating and administrative expenses	95.2	88.6	6.6	7.4

Operating and administrative expenses increased 7.4% to US$95.2 million for the year ended March 31, 2017 from US$88.6 million for the corresponding period in 2016. The increase in operating and administrative expenses was principally due to an increase in personnel costs of US$4.3 million, primarily due to a higher average headcount in our operations and to higher wages and salaries, as a result of the expansion of our network and our internal policy of increasing wages and salaries annually to adjust for inflation.

The increase in operating and administrative expenses was also as result of higher rent expenses, which rose by US$2.0 million, or 80.0%, for the year ended March 31, 2017 compared to the year ended March 31, 2016, which is composed by property rentals, equipment and fixtures and certain other rental expenses. The increase in rent expenses in our commercial banking segment was the result of changes in the distribution of rent expenses between our segments as a result of more detailed accounting data that was not available in previous years.

Profit Before Tax

As a result of the foregoing, our commercial banking segment’s profit before tax for the year ended March 31, 2017 with an increase of 3.9% to US$121.3 million from US$116.8 million for the corresponding period in 2016.

For the year ended March 31, 2017, Guatemala contributed US$92.7 million to our commercial banking segment’s profit before tax, or 76.4%, as compared to US$83.0 million, or 71.1% for the year ended March 31, 2016.

For the year ended March 31, 2017, Honduras contributed US$23.9 million to our commercial banking segment’s profit before tax, or 19.7%, as compared to US$29.8 million, or 25.5% for the year ended March 31, 2016.

For the year ended March 31, 2017, El Salvador contributed US$4.8 million to our commercial banking segment’s profit before tax, or 4.0%, as compared to US$4.0 million, or 3.4% for the year ended March 31, 2016.

Retail Banking

Interest Income

The following table presents the components of interest income in our retail banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advances to customers	299.0	275.3	23.7	8.6

Total interest income	299.0	275.3	23.7	8.6

Interest income increased by US$23.7 million, or 8.6%, to US$299.0 million for the year ended March 31, 2017 from US$275.3 million for the corresponding period in 2016, which was attributable to an increase in interest income from loans and advances to customers. Interest income in our retail banking segment consisted of interest income from our loan portfolio to individual clients and microfinance clients.

An 11.6% increase in the total average balance of loans and advances to customers to US$2,392.9 million for the year ended March 31, 2017 from US$2,144.4 million for the corresponding period in 2016 accounted for a US$30.6 million increase in interest income, which was partially offset by a decrease in the nominal average rate of our loan portfolio from 12.8% for the year ended March 31, 2016 to 12.5% for the year ended March 31, 2017, resulting in a US$6.8 million decrease in interest income. The increase in total average balance of loans and advances to customers was primarily due to an increase in the average balance of our microfanance and mortgage loan portfolio, which increased to US$106.8 million and US$1,275.3 million, respectively, as of March 31, 2017, from US$91.1 million and US$1,098.7 million as of March 31, 2016, an increase of 17.2% and 16.1%, respectively. The decrease in the average nominal interest rate of loans and advances to customers was mainly due to lower nominal average interest rate on our Quetzal-denominated retail loan portfolio from 13.5% for the year ended March 31, 2016 to 12.3% for the year ended March 31, 2017, as a result of increased competition in the Guatemalan banking system.

Interest Expense

The following table presents the components of interest expense in our retail banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	64.6	61.8	2.8	4.5
Debt securities issued	8.4	7.2	1.2	16.7

Total interest expense	72.9	69.0	3.9	5.7

Interest expense increased 5.7% to US$72.9 million for the year ended March 31, 2017 from US$69.0 million for the corresponding period in 2016. The increase in interest expense was mainly due to US$2.8 million, or 4.5%, increase in interest expense from our depositary obligations and to US$1.2 million, or 16.7%, increase in interest expense from our debt securities issued.

An 11.2% higher average volume of depositary obligations accounted for a US$7.6 million increase in interest expense, which was partially offset by a decrease in the interest expense attributable to the nominal average rate of our total depositary obligations to 2.9% for the year ended March 31, 2017 from 3.1% for the corresponding period in 2016, resulting in a US$4.8 million decrease in interest expense. The increase in interest expenses attributable to a higher average balance of depositary obligations mainly came from our term deposits which total average balance increased by 11.7%, resulting in a US$6.3 million increase in interest expense. The decrease in the nominal average interest rate came from a lower nominal average interest rate of our dollar-denominated term deposits from 4.1% for the year ended March 31, 2016, to 3.4% for the same period in 2017 as a result of our strategy of reducing the total average cost of funding.

A 15.3% higher average volume of debt securities issued accounted for a US$1.4 million increase in interest expense, while a decrease in the nominal average rate, from 6.3% for the year ended March 31, 2016 to 6.4% for the corresponding year ended March 31, 2017, accounted for a US$0.2 million decrease in interest expense. The decrease in the nominal average interest rate of debt securities issued mainly came from a lower nominal average interest rate on our dollar-denominated issuances whose nominal average interest rate decreased to 1.9% for the year ended March 31, 2017 compared to 3.1% for the same period in 2016.

Net interest margin for the year ended March 31, 2017 decreased to 9.4% as compared to 9.6% for the corresponding period in 2016, primarily as a result of an 11.6% increase in total average interest-earning assets to US$2,392.9 million from US$2,144.4 million, while net interest income grew 9.6% to US$226.1 million from US$206.4 million.

Loan Impairment Charges

The following table presents the loan impairment charges in our retail banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Loan impairment charges	(32.4)	(30.9)	(1.5)	4.9

Loan impairment charges increased 4.9% to US$32.4 million for the year ended March 31, 2017 from US$30.9 million for the corresponding period in 2016. The increase in loan impairment charges in our retail banking segment, which has higher provisioning requirements than our commercial banking segment, was principally due to the growth in the average volume of our retail loan portfolio by US$248.5 million, for the year ended March 31, 2017, as compared to the corresponding period in 2016.

Even though our retail banking segment is an attractive segment due to higher interest margins as compared to our commercial banking segment, its loan portfolio is composed of higher-risk clients, which was reflected in an NPL ratio of 2.6% (1.9% for consumer loans, 3.0% for microfinance, and 3.0% for mortgage loans), all as of March 31, 2017. For the year ended March 31, 2017 our retail banking segment recorded US$32.4 million in loan impairment charges, representing 62.9% of total loan impairment charges, while as of March 31, 2017 our retail banking segment loan portfolio represented only 26.5% of our total loans.

Fee and Commission Income, Net

The following table presents the components of fee and commission income, net in our retail banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Credit card exchange discounts	28.0	24.5	3.5	14.3
Account handling	15.2	12.1	3.1	25.6
Gain of foreign exchange currency	14.0	10.5	3.5	33.3
Credit card fraud insurance	7.9	3.8	4.1	107.9
Family remittances	7.5	6.1	1.4	23.0
Mobile service “Bi-Movil”	5.1	4.8	0.3	6.3
International money transfers	3.0	2.5	0.5	20.0
Rejected checks	2.5	2.5	0.0	0.0
ATMs	2.3	2.3	0.0	0.0
Other	22.5	24.0	(1.5)	(6.3)

Fee and commission income, net	108.0	93.2	14.8	15.9

(1)	Other includes net fee and commission income from bank services, credit card services, checks rejected, trust funds, leases, third party collections, loan portfolio commissions, checks rejected, letters of credit, legal services, expenses for protection fund contributions, additional benefits, foreclosed assets, recoveries, sale of property plant and equipment and other operating income.

Fee and commission income, net increased 15.9% to US$108.0 million for the year ended March 31, 2017 from US$93.2 million for the corresponding period in 2016.

The increase was principally due to: a US$4.1 million, or 107.9%, increase in fees from credit card fraud insurance, a US$3.5 million, or 33.3%, increase in gain of foreign exchange currency transactions, a US$3.5 million, or 14.3%, increase in fees from credit card exchange discounts, a US$3.1 million, or 25.6%, increase in fees from account handling and to US$1.4 million, or 23.0%, increase in commissions from family remittances.

The increase in commissions from credit card exchange discounts and commissions from credit card fraud insurance is a result of the growth of our consumer loan portfolio, which increased by US$126.2 million, or 14.8%, as of March 31, 2017 compared to March 31, 2016.

The increase in gain of foreign exchange currency transactions was a result of increased activity in our foreign exchange desk mainly in Guatemala, where we are the main FX provider in the financial market with a volume of more than US$12,275.0 million for the year ended December 2016.

The increase in commissions from account handling is a result of our growth in depositary obligations, for which the average balance increased by US$849.9 million, or 10.6%, as of March 31, 2017 compared to the same period in 2016.

The increase in fee and commission income, net was partially offset by US$1.5 million, or 6.3%, decrease in other fee and commission income, mainly from other services income related to loan portfolio management of Banpaís.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our commercial banking segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Personnel costs	100.3	91.9	8.4	9.1
Administrative expenses	87.5	75.9	11.6	15.3
Rent expenses	7.0	7.8	(0.8)	(10.3)

Total operating and administrative expenses	194.9	175.6	19.3	11.0

Operating and administrative expenses increased 11.0% to US$194.9 million for the year ended March 31, 2017 from US$175.6 million for the corresponding period in 2016. The increase in operating and administrative expenses was principally due to higher administrative expenses, which increased by US$11.6 million, or 15.3%, for the year ended March 31, 2017 compared to the corresponding year ended March 31, 2016, principally due to miscellaneous operating expenses such as office materials, utilities and maintenance services, which increased by US$12.2 million, or 36.4%, for the year ended March 31, 2017 compared to the same period in 2016, mainly as a result of the growth of our retail loan portfolio which increased by 15.6% as of March 31, 2017 compared to March 31, 2016.

The increase in operating and administrative expenses was also a result of a US$8.4 million, or 9.1%, increase in personnel costs as a result of the expansion of our network and our internal policy of increasing wages and salaries annually to adjust for inflation.

Profit Before Tax

As a result of the foregoing, our retail banking segment’s profit before tax for the year ended March 31, 2017 increased 14.7% to US$106.8 million from US$93.1 million for the corresponding period in 2016.

For the year ended March 31, 2017, Guatemala contributed US$89.1 million, or 83.4% to our retail banking segment’s profit before tax, as compared to US$82.2 million, or 88.3%, for the year ended March 31, 2016.

For the year ended March 31, 2017, Honduras contributed US$21.9 million to our retail banking segment’s profit before tax, or 20.5%, as compared to US$14.3 million, or 15.4%, for the year ended March 31, 2016.

For the year ended March 31, 2017, El Salvador contributed US$3.0 million in losses to our retail banking segment’s profit before tax, as compared to US$3.4 million in losses for the year ended March 31, 2016. Our retail operations in El Salvador contributed a loss as we continue to grow our number of points of service while we seek to further penetrate the Salvadoran retail banking market, as our retail client base is not yet large enough to offset these costs.

Treasury

Interest Income

The following table presents the components of interest income in our treasury segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Investment securities	251.9	241.5	10.4	4.3
Government repurchase agreements	0.9	1.1	(0.2)	(18.2)
Cash and cash equivalents	0.6	1.7	(1.1)	(64.7)
Financial derivatives income	0.6	1.0	(0.4)	(40.0)

Total interest income	254.1	245.2	8.9	3.6

Interest income increased by US$8.9 million, or 3.6%, to US$254.1 million for the year ended March 31, 2017 from US$245.2 million for the corresponding period in 2016. Interest income in our treasury segment mainly consisted of interest income from our investment portfolio, such as short-term placements and corporate and government debt securities.

Interest on investment securities increased US$10.4 million, or 4.3%, for the year ended March 31, 2017 compared to the corresponding period in 2016, mainly due to a higher average balance in the aggregate principal amount of our investment securities, which increased by US$230.6 million, or 6.9%, and accounted for a US$15.4 million increase in interest income, while a decrease in the nominal average rate to 7.1% for the year ended March 31, 2017, from 7.3% for the year ended March 31, 2016, accounted for a US$4.9 million decrease in interest income. The decrease in the nominal average interest rate on investment securities was the result of the maturing of both our Guatemalan and Honduran long-term debt investments during 2016, which were renewed at lower rates.

The increase in interest income was slightly offset by a decrease in interest income from cash and cash equivalents by US$1.1 million, a decrease in interest income from financial derivatives by US$0.4 million and a decrease in interest income from government repurchase agreements by US$0.2 million, all for the year ended

March 31, 2017 compared to the corresponding period in 2016. The decrease in interest income from cash and cash equivalents was a result of a lower nominal average interest rate of 0.2% for the year ended March 31, 2017 from 0.7% for the same period in 2016. The decrease in interest income from financial derivatives was mainly due to a lower average volume of transactions. The decrease in interest income from government repurchase agreements was a mainly a result of lower average volume of transactions.

Interest Expense

The following table presents the components of interest expense in our treasury segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	106.9	109.1	(2.2)	(2.0)
Financing	52.3	35.8	16.5	46.1
Debt securities issued	19.6	18.9	0.7	3.7
Other obligations	8.0	6.6	1.4	21.2
Government repurchase agreements	0.4	1.1	(0.7)	(63.6)
Financial derivatives expenses	0.4	0.9	(0.5)	(55.6)

Total interest expense	187.8	172.4	15.4	8.9

Interest expense increased 8.9% to US$187.8 million for the year ended March 31, 2017 from US$172.4 million for the corresponding period in 2016. The increase in interest expense for the year ended March 31, 2017 was principally attributable to a US$16.5 million, or 46.1%, increase in interest expense from financing, to US$1.4 million increase in interest expense from other obligations and to US$0.7 million, or 3.7%, increase in interest expense from debt securities issued. The increase in interest expense was partially offset by US$2.2 million, or 2.2%, decrease in interest expense from depositary obligations, US$0.7 million, or 63.6%, decrease in interest expense from government repurchase agreements and to US$0.5 million, or 55.6%, decrease in interest expense from financial derivatives.

A US$240.4 million, or 25.7%, higher average volume of financing accounted for US$11.4 million increase in interest expense, while an increase in the nominal average rate, from 3.8% for the year ended March 31, 2016 to 4.5% for the year ended March 31, 2017 accounted for a US$5.2 million increase in interest expense. The main contributor to the increase in the nominal average interest rate of our financing was our dollar-denominated funding mainly in Guatemala with an increase in the nominal average interest rate to 4.4% for the year ended March 31, 2017 from 3.7% for the same period in 2016, which contributed a US$6.4 of the increase in interest expense. The increase in the nominal average interest rate of our financing in Guatemala was a result of an environment of higher interest rates in the financing from foreign institutions which is reflected in an increase of the dollar-denominated weighted average interest rate of the Guatemalan banking industry to 3.0% as of March 31, 2017 from 2.9% as of March 31, 2016.

A US$14.7 million, or 18.8%, higher average volume of other financial obligations accounted for US$1.3 million increase in interest expense, while an increase in the nominal average interest rate to 8.6% for the year ended March 31, 2017 from 8.5% for the year ended March 31, 2016, accounted for US$0.1 million increase in interest expense. The interest expense from other financial obligations mainly consists of our interest expense from our Tier 1 Capital Notes and our subordinated debt.

A US$24.2 million, or 9.2%, higher average volume of debt securities issued accounted for US$1.5 million increase in interest expense, which was partially offset by a decrease in the nominal average interest rate to 6.8% for the year ended March 31, 2017 from 7.2% for the corresponding period in 2016, accounting for US$0.8 million decrease in interest expense. The increase in the average balance of debt securities issued mainly came from our dollar-denominated issuances which total average balance increased US$20.2 million, or 22.9%, contributing with US$1.3 million increase in interest expense. The decrease in the nominal average interest rate mainly came from a decrease in the dollar-denominated issuances which nominal average interest rate decreased to 6.2% for the year ended March 31, 2017 from 6.8% for the corresponding period in 2016.

A decrease in the nominal average interest rate of depositary obligations at 3.3% for the year ended March 31, 2017 compared to the corresponding period in 2016 accounted for a US$1.6 million decrease in interest expense, while a US$94.1 million, or 2.8%, lower average volume of depositary obligations accounted for US$0.5 million decrease in interest expense. The decrease in interest income due to the nominal average interest rate was mainly due to a decrease in the nominal average interest rate in our term deposits and demand deposits at 6.2% and 0.8% respectively, for the year ended March 31, 2017 compared to the corresponding period in 2016, accounting for US$0.7 million and US$0.7 million decrease in interest expense, respectively. The decrease in interest expense from lower average volume of depositary obligations was principally due to a decrease in the average volume of demand deposits, which contributed US$0.8 million decrease in interest expense, which was compensated by an increase in the average volume of saving deposits and term deposits which contributed a US$0.1 million and US$0.1 million increase in interest expense, respectively.

The decrease in interest expense from government repurchase agreements was mainly due to lower nominal average interest rate, which decreased to 2.5% for the year ended March 31, 2017 from 11.5% for the corresponding period in 2016, resulting in US$0.9 million decreased in interest expense. This decrease was partially offset by an increase in the average balance of transactions by 78.6%, which contributed a US$0.2 million increase in interest expense.

A 48.0% decrease in the average balance of financial derivatives transactions contributed to US$0.4 million decrease in interest expense, while a lower nominal average interest rate of 58.4% for the year ended March 31, 2017 from 63.0% for the corresponding period in 2016, accounted for a US$0.1 million decrease in interest expense.

Fee and Commission Income, Net

The following table presents the components of fee and commission income, net in our treasury segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Gain of foreign exchange currency	5.4	5.9	(0.5)	(8.5)
Foreclosed assets	0.0	2.4	(2.4)	(100.0)
Recoveries	0.0	2.3	(2.3)	(100.0)
Dividends	0.1	1.6	(1.5)	(93.8)
Sale of property, plant and equipment	0.1	0.5	(0.4)	(80.0)
Sale of securities	(0.2)	(0.3)	0.1	(33.3)
Other	(1.5)	(0.2)	(1.3)	650.0

Fee and commission income, net	3.8	12.0	(8.2)	(68.3)

Fee and commission income, net decreased by US$8.2 million to US$3.8 million for the year ended March 31, 2017 from US$12.0 million for the corresponding period in 2016. The decrease in fee and commission income was mainly due to a decrease of US$2.4 million in income from the sale of foreclosed assets, a US$2.3 million decrease in income from recoveries of loans written off in prior periods, a US$ 1.5 million decrease in dividends from our investments in securities and a US$1.5 million decrease in other fee and commission income mainly related to extraordinary operating expenses.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our treasury segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Personnel costs	6.6	3.8	2.8	73.7
Administrative expenses	23.4	32.6	(9.2)	(28.2)
Rent expenses	0.9	1.0	(0.1)	(10.0)

Total operating and administrative expenses	30.9	37.5	(6.6)	(17.6)

Operating and administrative expenses decreased 17.6% to US$30.9 million for the year ended March 31, 2017 from US$37.5 million for the corresponding period in 2016. The decrease in operating and administrative expenses was principally due to US$9.2 million, or 28.2%, decrease in administrative expenses mainly a decrease in professional fees which decreased by US$4.3 million, or 63.2%, for the year ended March 31, 2017 compared to the same period in 2016. The decrease in administrative expenses was also a result of US$6.4 million, or 84.2%, million decrease in miscellaneous administrative expenses. The decrease in operating and administrative expenses was partially offset by an increase of US$2.1 million, or 14.8%, in administrative expenses related to taxes corresponding to our Guatemalan subsidiaries under the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues.

The decrease in operating and administrative expenses was partially offset by higher personnel costs by US$2.8 million, or 73.7%, associated with the expansion of our network and our internal policy of increasing wages and salaries annually to adjust for inflation.

Profit Before Tax

As a result of the foregoing, our treasury segment’s profit before tax for the year ended March 31, 2017 decreased 16.1% to US$39.2 million from US$46.7 million for the corresponding period in 2016.

For the year ended March 31, 2017, Guatemala contributed US$46.4 million to our treasury segment’s profit before tax, as compared to US$49.7 million for the year ended March 31, 2016.

For the year ended March 31, 2017, Honduras reported (US$9.3) million losses to our treasury segment’s profit before tax, as compared to (US$4.1) million losses for the year ended March 31, 2016.

For the year ended March 31, 2017, El Salvador contributed US$0.7 million to our treasury segment’s profit before tax as compared to US$1.1 million for the year ended March 31, 2016.

Insurance

Interest Income

The following table presents the components of interest income in our insurance segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Investment securities	7.5	6.4	1.1	17.2
Accounts receivable	2.1	1.8	0.3	16.7

Total interest income	9.6	8.2	1.4	17.1

Interest income increased by US$1.4 million, or 17.1%, to US$9.6 million for the year ended March 31, 2017 from US$8.2 million for the corresponding period in 2016, principally due to a US$1.1 million increase in interest income from investment securities. Interest income in our insurance segment mainly consisted of interest income from investment in local-currency Guatemalan government securities.

A US$16.1 million, or 22.2%, higher average volume of investment in securities, accounted for US$1.3 million increase in interest income, which was partially offset by a lower average nominal interest rate of investment in securities to 8.4% for the year ended March 31, 2017 from 8.8% for the corresponding period in 2016, which resulted in US$0.2 million decrease in interest income. The increase in the average volume of investment securities was mainly due to an increase in our local currency-denominated investments to US$72.5 million for the year ended March 31, 2017 from US$57.9 million for the corresponding period in 2016. The decrease in the average nominal interest rate was driven by the maturing of Guatemalan long-term local currency debt investments during 2016, which were renewed at lower rates.

The increase in interest income was also a result of US$0.3 million or 16.7% increase in interest income from accounts receivable, mainly due to higher average balance by US$33.9 million, or 13.1%, which contributed a US$0.2 million increase in interest income, while a higher nominal average interest rate on our dollar denominated accounts receivable to 0.7% for the year ended March 31, 2017 from 0.4% for the corresponding period in 2016, accounted for US$0.1 million increase in interest income.

Net Premium Income

The following table presents the components of net premium income in our insurance segment for the years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Premiums earned	238.3	219.8	18.5	8.4
Reserves	(6.9)	(15.6)	8.7	(55.8)
Reinsurance ceded	(104.9)	(101.1)	(3.8)	3.8
Acquisition and renewal cost	(11.0)	(8.5)	(2.5)	29.4
Insurance claims	(100.6)	(82.7)	(17.9)	21.6
Other income	11.9	10.5	1.4	13.3

Net premiums income	26.7	22.3	4.4	19.7

Premiums Earned

Premiums earned increased by US$4.4 million, or 19.7%, for the year ended March 31, 2017 compared to the corresponding period in 2016, mainly as a result of an increase in gross premiums written, mainly in Guatemala, mostly in health insurance and group life insurance, which have been focus areas for our insurance subsidiaries.

Reserves

For the year ended March 31, 2017, the adjustment of technical reserves was US$(6.9) million compared to US$(15.6) million for the corresponding period in 2016. This decrease in the adjustment of technical reserves was the result of an unusually high adjustment in 2016 derived from an actuarial review by specialists in 2015, mainly from our Honduran insurance subsidiary.

Reinsurance Ceded

Reinsurance ceded increased 3.8% to US$104.9 million for the year ended March 31, 2017 from US$101.1 million for the corresponding period in 2016. The increase in reinsurance ceded was principally due to the reinsurance program implemented by our insurance subsidiary in Guatemala for its individual health and group automobile insurance lines.

Acquisition and Renewal Cost

Acquisition and renewal cost increased 29.4% to US$11.0 million for the year ended March 31, 2017 from US$8.5 million for the corresponding period in 2016. The increase in acquisition and renewal cost was primarily due to an increase in commissions for insurance brokers mainly from our subsidiary in Guatemala.

Expenses for Insurance Claims

Expenses for insurance claims increased 21.6% to US$100.6 million for the year ended March 31, 2017 from US$82.7 million for the corresponding period in 2016. The increase in expenses for insurance claims was principally due to higher expenditures for claims for property and casualty and health insurance resulting from an increase in number of policies.

Fee and Commission Income, Net

Fee and commission income, net in our insurance segment increased 39.6% to US$7.4 million for the year ended March 31, 2017 from US$5.3 million for the corresponding period in 2016. The increase in fee and commission income, net was principally due to a decrease in extraordinary operating expenses of US$1.3 million, mainly related to an adjustment of income tax over non-taxable investments that occurred during 2015, an increase in services income by US$0.6 million and an increase in extraordinary operating income of US$0.3 million, mainly related to salvages and recoveries.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our insurance segment for years ended March 31, 2017 and 2016.

	For the year ended March 31,
	2017	2016	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Operating and administrative expenses
Personnel costs	15.3	14.5	0.8	5.5
Administrative expenses	12.3	14.5	(2.2)	(15.2)
Rent expenses	0.1	0.1	0.0	0.0

Total operating and administrative expenses	27.7	29.2	(1.5)	(5.1)

Operating and administrative expenses decreased 5.1% to US$27.7 million for the year ended March 31, 2017 from US$29.2 million for the corresponding period in 2016. The decrease in operating and administrative expenses was principally due to US$2.2 million, or 15.2%, decrease in administrative expenses, mainly related to professional fees related to services provided to our clients. The decrease in operating and administrative expenses was partially offset by US$0.8 million, or 5.5%, increase in personnel costs mainly related to a US$0.7 million increase in wages and salaries in the normal course of business.

Profit Before Tax

As a result of the foregoing, our insurance segment’s profit before tax for the year ended March 31, 2017 increased 143.9%, to US$16.1 million from US$6.6 million for the corresponding period in 2016.

For the year ended March 31, 2017, Guatemala contributed US$11.2 million to our insurance segment’s profit before tax, or 70.0%, as compared to US$4.3 million, or 64.9%, for the year ended March 31, 2016.

For the year ended March 31, 2017, Honduras contributed US$4.8 million to our insurance segment’s profit before tax, or 30.0%, as compared to US$2.3 million, or 35.1%, for the year ended March 31, 2016.

Results of Operations for the Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

The following table shows the principal components of our consolidated income statement for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
CONSOLIDATED INCOME STATEMENTS
Interest income	889.1	819.0	70.1	8.6
Interest expense	(416.4)	(387.0)	(29.4)	7.6

Net interest income	472.8	432.0	40.8	9.4

Loan impairment charges	(51.6)	(56.5)	4.9	(8.7)

Net interest income after provisions	421.2	375.5	45.7	12.2
Fee and commission income	202.9	189.6	13.3	7.0
Fee and commission expense	(34.1)	(29.7)	(4.4)	14.8

Net fee and commission income	168.8	159.9	8.9	5.6

Premiums earned	291.9	276.9	15.0	5.4
Technical reserves	(77.2)	(69.9)	(7.3)	10.4
Acquisition and renewal costs	(109.7)	(103.6)	(6.1)	5.9
Expenses for insurance claims	(82.7)	(72.0)	(10.7)	14.9

Net premium income	22.3	31.4	(9.1)	(29.0)

Profit for banking and insurance operations	612.3	566.8	45.5	8.0
Operating and administrative expenses	(398.3)	(365.8)	(32.5)	8.9
Other operating income, net	26.6	18.7	7.9	42.2

Profit before income tax	240.6	219.6	21.0	9.6
Income tax	(24.7)	(33.7)	9.0	(26.7)

Profit for the year	215.9	185.9	30.0	16.1

An analysis of the components set forth in the foregoing table follows.

Interest Income

The following table presents the components of our interest income for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advances to customers	635.7	573.7	62.0	10.8
Investment securities	247.8	241.5	6.3	2.6
Accounts receivable	1.8	1.7	0.1	5.9
Government repurchase agreements	1.1	0.4	0.7	175.0
Cash and cash equivalents	1.7	0.4	1.3	325.0
Financial derivatives income	1.0	1.3	(0.3)	(23.1)

Total interest income	889.1	819.0	70.1	8.6

Interest income increased 8.6% to US$889.1 million for the year ended March 31, 2016 from US$819.0 million for the corresponding period in 2015, primarily due to growth in the average volume of our interest-earning assets, which increased by US$1,235.4, or 12.2%. The total increase in interest income was mainly due to a US$62.0 million, or 10.8%, increase in interest from loans and advances to customers, a US$6.3 million, or 2.6%, increase in interest on investment securities and by a US$1.3 million increase in interest from cash and cash equivalents.

Interest on our loan portfolio increased by US$62.0 million, or 10.8%, for the year ended March 31, 2016 compared to the corresponding period in 2015, with contributions from our commercial and retail banking segments of US$32.2 million and US$30.0 million, respectively. The increase in interest on loans was primarily due to growth in the average volume of our loan portfolio, especially as a result of higher disbursements in loans granted through our retail banking segment. A 10.8% increase in the average balance of our net loans for the year ended March 31, 2016 accounted for a US$65.1 million increase in interest income which was partially offset by a decrease in the nominal average interest rate on our net loan portfolio, from 8.6% for the year ended March 31, 2015 to 8.4% for the year ended March 31, 2016, accounting for a US$3.2 million decrease in interest income. The decrease in normal average interest rate was mainly due to a lower nominal average interest rate on our dollar denominated loan portfolio in Guatemala as well as a lower nominal average interest rate on our foreign loan portfolio, mainly in Honduras. The decrease of the nominal average interest rate of our dollar denominated loan portfolio in Guatemala was a result of increased competition in the Guatemalan banking system, mainly in the commercial banking segment, which is reflected in a lower nominal average interest rate of the dollar denominated SME portfolio of the Guatemalan banking system from 7.8% as of March 31, 2015 to 7.5% as of March 31, 2016 according to the Guatemalan Superintendency of Banks. The decrease of the nominal average interest rate of our foreign loan portfolio was mainly due to higher competition in Honduras, which is reflected in lower nominal average interest rate of the Lempira denominated assets of the Honduran banking system from 20.7% as of March 31, 2015 to 19.7% as of March 31, 2016, according to the Honduran National Commission of Banks and Insurance Companies.

Interest on investment securities increased US$6.3 million, or 2.6%, for the year ended March 31, 2016 compared to the corresponding period in 2015, mainly due to higher average balance, which increased by US$291.2 million, or 9.4% and accounted for a US$22.2 million increase in interest income, which was offset by a decrease in the nominal average rate to 7.3% for the year ended March 31, 2016, from 7.8% for the year ended March 31, 2015, driven by the maturing of Guatemalan long-term local currency debt investments during 2015, which were subsequently renewed at lower rates, accounting for a US$15.7 million decrease in interest income. Our treasury segment was the largest contributor to growth in interest income from investment securities with a US$6.6 million increase for the year ended March 31, 2016 compared to the corresponding period in 2015. This increase in interest on investment securities was mainly a result of a higher average volume of our local-currency Guatemalan government investment securities, which increased by US$284.5 million, or 13.3%, for the year ended March 31, 2016 as compared to the year ended March 31, 2015.

Interest income from cash and cash equivalents increased US$1.3 million for the year ended March 31 2016 compared to the corresponding period in 2015, as a result of higher average volume, which increased by US$61.0 million, or 35.9%, accounting for a US$1.3 million increase in interest income.

The increase in interest income was also a result of an increase in interest income from government repurchase agreements of US$0.7 million for the year ended March 31, 2016 compared to the corresponding period in 2015, as well as a result of an increase in interest income from accounts receivable by US$0.1 million for the year ended March 31, 2016 compared to the corresponding period in 2015. The increase in interest income from government repurchase agreements and the increase in interest income from accounts receivable were both mainly due to higher average volume of transactions.

The increase in interest income was slightly offset by a decrease in interest income from financial derivatives of US$0.3 million for the year ended March 31, 2016 compared to the corresponding period in 2015. The decrease in interest income from financial derivatives was due to a lower volume of derivative transactions.

Interest Expense

The following table presents the components of our interest expense for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	254.4	234.9	19.5	8.3
Financing	99.8	90.8	9.0	9.9
Financial obligations	41.0	40.4	0.6	1.5
Other obligations	19.1	19.5	(0.4)	(2.1)
Government repurchase agreements	1.1	0.0	1.1	N/M
Financial derivatives expenses	0.9	1.4	(0.5)	(35.7)

Total interest expense	416.4	387.0	29.4	7.6

Interest expense increased 7.6% to US$416.4 million for the year ended March 31, 2016 from US$387.0 million for the corresponding period in 2015, primarily due to a higher average volume of our total interest-bearing liabilities mainly from our depositary obligations and our financing. The increase in interest expense for the year ended March 31, 2016 compared to the corresponding period in 2015 was mainly a result of US$19.5 million, or 8.3%, increase in interest expense on depositary obligations and US$9.0 million, or 9.9%, increase in interest expense from our financing.

Interest expense from depositary obligations increased by US$19.5 million, or 8.3%, for the year ended March 31, 2016 compared to the year ended March 31, 2015, mainly due to a US$716.3, or 9.8%, million increase in the average volume of deposits. The main contributor to the growth in average volume of deposits was a higher average volume of deposits from customers from our treasury segment, which increased by US$391.5 million, or 13.2%, as well as the contribution of a higher average volume of deposits from customers from our retail banking segment, which increased by US$232.6 million, or 13.2%, followed by the contribution of a higher average volume of deposits in our commercial banking segment, which increased by US$92.3 million, or 3.5%. Interest expense attributed to our retail banking segment is directly related to deposits from individual clients while interest expense attributable to our commercial banking segment is related to deposits from our corporate and SME clients. Any surplus or deficit in the funding obtained by our retail and commercial banking segments is allocated by our treasury segment to ensure that each banking segment will be capable of covering funding needs for its lending activities. The increase in the average volume of deposits from clients in our retail banking segment is mainly due to our efforts to participate more actively in the individual and consumer markets, which allowed us to obtain a more diversified funding mix. The increase in the average volume of deposits from customers in our commercial banking segment is mainly due to our organic growth, which is reflected in the number of our commercial clients, which, as of March 31, 2016, was composed of more than 16,349 companies (more than 13,140 in Guatemala, 1,948 in Honduras, and 1,261 in El Salvador).

The higher average volume of depositary obligations accounted for US$21.0 million of the increase in interest expense, principally due to an increase in the average volume of our term deposits, which contributed US$16.3 million to the increase in interest expense, while a higher average volume of demand deposits contributed US$2.8 million to the increase in interest expense, followed by higher average volume of our saving deposits, which contributed by US$1.9 million increase in interest expense. The increase in interest expense from depositary obligations was slightly offset by a slight decrease in the nominal average interest rate for depositary obligations, which was 3.17% for the year ended March 31, 2016 as compared to 3.21% for the same period in 2015, accounting for a US$1.4 million decrease in interest expense.

Interest expense from financing increased by US$9.0 million, or 9.9%, for the year ended March 31, 2016 compared to the year ended March 31, 2015, mainly due to a higher average volume of indebtedness, mainly as a result of an increase in credit lines from foreign banks, which contributed an increase of US$532.1 million in the average volume of our U.S. dollar-denominated loans and advances to customers. A 17.2% increase in the average volume of financing accounted for US$13.1 million of the increase in interest expense, while a decrease in the nominal average rate, from 3.9% for the year ended March 31, 2015 to 3.7% for the year ended March 31, 2016, accounted for a US$4.1 million decrease in interest expense.

The increase in interest expense was also a result of an increase in interest expense from government repurchase agreements of US$1.1 million and an increase in interest expense from financial obligations of US$0.6 million, in both cases mainly due to a higher average balance, principally related to our retail banking segment and treasury segment.

The increase in interest expense was partially offset by a decrease in interest expense from financial derivatives of US$0.5 million and by a decrease in interest expense from other obligations of U$0.4 million. The decrease in interest expense from financial derivatives was mainly due to lower average balance of transactions which decreased by 39.1%, and the decrease in interest expense from other obligations was mainly due to a lower average interest rate of 8.3% for the year ended March 31, 2016 from 8.5% for the same period in 2015.

Net interest margin for the year ended March 31, 2016 decreased to 4.1% as compared to 4.3% for the corresponding period in 2015, primarily as a result of the decrease in net interest margin of our local currency-denominated assets to 5.5% for the year ended March 31, 2016 from 5.7% for the corresponding period in 2015 and as a result of the decrease in the net interest margin of our foreign currency denominated assets to 5.0% for the year ended March 31, 2016 from 5.4% for the corresponding period in 2015. Our net interest income increased by US$40.7 million, or 9.4%, for the year ended March 31, 2016 compared to the same period in 2015, while our total interest earning assets increased by US$1,235.4 million, or 12.2%, for the same period of time.

Loan Impairment Charges

The following table presents our loan impairment charges, our NPL ratio, our coverage ratio and our allowances for loan losses for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Loan impairment charges	(51.6)	(56.5)	4.9	(8.7)
NPL ratio	1.2%	1.1%
Coverage ratio	93.5%	104.6%
Allowance for loan losses	91.8	84.8

Loan impairment charges decreased 8.7% to US$51.6 million for the year ended March 31, 2016 from US$56.5 million for the corresponding period in 2015. The decrease in loan impairment charges was mainly due to a reduction in charge-offs to US$43.1 million for the year ending March 31, 2016, compared to US$69.6 million for the same period in 2015 which is reflected in a decrease in the ratio of charge-offs over total loans to 0.5% for the year ended March 31, 2016 compared to 1.0% for the same period in 2015. The decrease in charge-offs was mainly due to charges applied during the year ended March 31, 2015 against specific corporate loans granted to two clients in the textile industry.

On the other hand, our total NPL ratio increased to 1.2% for the year ended March 31, 2016 from 1.1% for the year ended March 31, 2015. The increase in our total NPL ratio was mainly due to higher delinquencies in our total portfolio reflected in total non-performing loans of US$98.2 million as of March 31, 2016 compared to US$81.1 million as of March 31, 2015. From our total non-performing loans US$58.7 million, or 59.7%, corresponds to our retail banking segment, while US$39.6 million, or 40.3%, corresponds to our commercial banking segment, both as of March 31, 2016.

Even though the retail banking segment is an attractive sector due to higher interest margins as compared to the commercial banking segment, its loan portfolio is composed of higher-risk clients, which was reflected in an NPL ratio of 2.9% (2.2% for consumer loans, 2.9% for microfinance, and 3.4% for mortgage loans), all as of March 31, 2016. On the other hand our commercial banking segment maintained a high quality loan portfolio, with an NPL ratio of 0.7% as of March 31, 2016.

Allowances for loan losses increased to US$91.8 million for the year ended March 31, 2016 from US$84.8 million for the corresponding period in 2015, which in combination with the change in our NPL explained above, resulted in a decrease in our NPL coverage ratio to 93.5% for the year ended March 31, 2016 from 104.6% for the corresponding period in 2015.

Fee and Commission Income

The following table presents the components of our fee and commission income for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Fee and commission income
Commissions credit cards	40.2	35.1	5.1	14.5
Bank services	33.0	31.2	1.8	5.8
Healthcare services	21.7	9.5	12.2	128.4
Gain of foreign exchange currency transactions	23.8	19.8	4.0	20.2
Account handling	13.5	12.2	1.3	10.7
Commissions for money transfers	6.8	5.7	1.1	19.3
Commissions for family remittances	8.5	5.3	3.2	60.4
Other	55.4	70.7	(15.3)	(21.6)

Total fee and commission income	202.9	189.6	13.3	7.0

(1)	Other includes fees and commissions from collections from third parties, storage, leases, legal services, mobile banking (BiMóvil), letters of credit, collections, electronic billing, syndicated loans, rejected checks, maintenance, and trading in securities.

Fee and commission income increased 7.0% to US$202.9 million for the year ended March 31, 2016 from US$189.6 million for the corresponding period in 2015, primarily as a result of an increase in healthcare services by US$12.2 million, an increase in commissions from credit cards by US$5.1 million, an increase in gain of foreign exchange currency transactions by US$4.0 million, an increase in commissions from family remittances by US$3.2 million and an increase in bank service fees by US$1.8 million. This increase was partially offset by a US$15.3 million decrease in other fees and commissions, mainly as a result of a decrease in fees and commissions from leases by US$14.6 million.

The increase in fees from healthcare services was mainly due to a higher volume of operations of our health and medical-service subsidiaries acquired in 2014 which are part of our strategy to vertically integrate our medical operations with our accident and health insurance business.

The increase in commissions from credit cards is a result of the growth of our consumer loan portfolio, which increased by US$74.2 million, or 9.5%, as of March 31, 2016 compared to March 31, 2015.

The increase in gain of foreign exchange currency transactions was a result of higher operations in our foreign exchange desk mainly in Guatemala where we are the main FX provider in the financial market with trading volumes of more than US$12,000.0 million for the year ended December 31, 2015.

The increase in commissions from family remittances was mainly due to higher inflows in Guatemala during 2015 by 13.4% where we are a leading recipient of family remittances, processing more than U$1,569.0 million for the year ended December 31, 2015.

The increase in fee and commission income was partially offset by a decrease in other fees and commissions, mainly in leases by US$14.6 million decrease, which resulted from a change in strategy of our leasing business.

Fee and Commission Expense

The following table presents the components of our fee and commission expense for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Fee and commission expense
Protection fund contributions	14.7	11.5	3.2	27.8
Other services expense	10.8	10.7	0.1	0.9
Assistance on damages and other	2.7	2.3	0.4	17.4
Additional benefits	1.2	1.5	(0.3)	(20.0)
Trading in securities	1.1	1.1	0.0	0.0
Other	3.7	2.5	1.2	48.0

Total fee and commission expense	34.1	29.7	4.4	14.8

(1)	Other includes fee and commission expenses from collections, loss on foreign exchange transactions, fees from financing and uncollected income.

Fee and commission expense increased 14.8% to US$34.1 million for the year ended March 31, 2016 from US$29.7 million for the corresponding period in 2015, primarily due to an increase in protection fund contributions of US$3.2 million, an increase in other fee and commission expense by US$1.2 million and an increase in expenses related to assistance on damages by US$0.4 million. The increase in fee and commission expense was partially offset by a decrease in expenses for additional benefits of US$0.3 million.

The increase in the protection fund contributions was a result of the growth in depositary obligations, for which the average balance increased by US$716.3 million for the year ended March 31, 2016 compared to the same period in 2015. The protection fund contribution is similar to the FDIC (Federal Deposit Insurance Corporation) insurance scheme in the United States and is paid to local banking regulators as a percentage of total deposits.

The US$1.2 million increase in other services expense for the year ended March 31, 2016 compared to the corresponding period in 2015 was a result of loss on our foreign exchange transactions from our FX Desk Business mainly in Guatemala.

The US$0.4 million increase in assistance on damages for the year ended March 31, 2016 compared to the corresponding period in 2015 was due to higher claims which increased by US$10.7 million, or 14.9%, for the year ended March 31, 2016 compared to the same period in 2015.

The US$0.3 million decrease in additional benefit expenses for the year ended March 31, 2016 compared to the corresponding period in 2015 was due to a reduction in expenses associated with the insurance and other benefits of our depositary obligations.

Fee income ratio for the year ended March 31, 2016 decreased to 27.6% as compared to 28.2% for the corresponding period in 2015, primarily as a result of an increase in net fee and commission income of US$8.9 million, or 5.6% while our profit for banking and insurance operations increased US$45.5 million, or 8.0%.

Net Premium Income

The following table presents the components of our net premium income for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Premiums earned	291.9	276.9	15.0	5.4
Technical reserves	(77.2)	(69.9)	(7.3)	10.4
Acquisition and renewal costs	(109.7)	(103.6)	(6.1)	5.9
Expenses for insurance claims	(82.7)	(72.0)	(10.7)	14.9

Net premiums income	22.3	31.4	(9.1)	(29.0)

Premiums earned, net of technical reserves increased by US$7.7 million, or 3.6%, for the year ended March 31, 2016 compared to the corresponding period in 2015, mainly as a result of an increase in premiums written in property and casualty insurance both in Guatemala and Honduras, which together grew US$14.7 million, or 11.9%, for the year ended March 31, 2016, compared to the same period in 2015. The increase in premiums earned, net of technical reserves was partially offset by a decrease in premiums earned, net of technical reserves, in life and health insurance both in Guatemala and Honduras, which together decreased by US$7.7, million or 8.8%. The decrease in life and health insurance premiums earned, net of technical reserves, was mainly due to higher technical reserves in 2015, as a result of an adjustment derived from an actuarial review by specialists.

Technical reserves are constituted on a pro-rata basis of premiums written. Changes in the percentage of reserves in relation to premiums written are explained by the maturing of policies and changes in reinsurance programs over time.

Acquisition and renewal costs increased 5.9% to US$109.7 million for the year ended March 31, 2016 from US$103.6 million for the corresponding period in 2015. The main cost under acquisition and renewal costs was our reinsurance programs. Additionally, acquisition and renewal costs also included brokerage commissions, sales incentives, advertising expenditures, risk inspection costs and vehicle-assistance programs. The increase in acquisition and renewal cost was mainly due to US$8.9 million, or 9.7%, increase in reinsurance ceded. The increase in acquisition and renewal costs was partially offset by US$3.0 million, or 26.1%, decrease in acquisition and renewal costs related to commissions paid to insurance brokers.

Expenses for insurance claims increased 14.9% to US$82.7 million for the year ended March 31, 2016 from US$72.0 million for the corresponding period in 2015. Expenses for insurance claims includes expenditures for claims in health insurance, group life insurance, and property and casualty insurance. The increase in expenses for insurance claims was principally due to higher expenditures for claims for property and casualty resulting from the growth of our business.

Operating and Administrative Expenses

The following table presents the components of our operating and administrative expenses for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Operating and administrative expenses
Personnel costs	188.2	177.2	11.0	6.2
Administrative expenses	196.7	176.2	20.5	11.6
Rent expenses	13.3	12.4	0.9	7.3

Total operating and administrative expenses	398.3	365.8	32.5	8.9

Operating and administrative expenses increased 8.9% to US$398.3 million for the year ended March 31, 2016 from US$365.8 million for the corresponding period in 2015. The increase in operating and administrative expenses was principally due to higher administrative expenses, which increased by US$20.5 million, for the year ended March 31, 2016 compared to the year ended March 31, 2015, and to higher expenses in our personnel costs, which increased by US$11.0 million.

The increase in administrative expenses was due to a US$8.2 million, or 41.6%, increase in professional fees related to the hiring of external advisors in different fields, such as risk assessment, and specific advisory regarding specific loan transactions in sectors, such as energy and telecommunications. The increase in administrative expenses was also due to a US$4.9 million, or 13.6%, increase in taxes and dues from our subsidiaries under the optional simplified tax regime based on gross revenue, a US$3.1 million, or 10.7%, increase in other general expenses, a US$2.0 million, or 10.9%, increase in depreciation and a US$1.9 million, or 20.0%, increase in amortization.

Personnel costs increased 6.2%, from US$177.2 million for the year ended March 31, 2015 to US$188.2 million for the year ended March 31, 2016, primarily due to a higher average headcount in our operations and to higher wages and salaries, as a result of the expansion of our business and our internal policy of increasing wages and salaries annually to adjust for inflation. As of March 31, 2016 we had 12,850 employees in total, with a US$14,649.5 average annual personnel cost compared to 12,211 employees in total with a US$14,512.9 average annual personnel cost as of March 31, 2015.

Our efficiency ratio for the year ended March 31, 2016 was 55.2%, compared to 54.2% for the corresponding period in 2015. The higher efficiency ratio for the year ended March 31, 2016 was mainly a result of a smaller percentage increase in fee and commission income than in operating and administrative expenses.

Other Income

Other income increased 42.2% to US$26.6 million for the year ended March 31, 2016 from US$18.7 million for the corresponding period in 2015. The increase in other income was mainly due to US$6.7 million, or 30.9%, decrease in other operating expenses mainly related to expenses in the sale of foreclosed assets. The increase in other operating income was also a result of US$1.2 million, or 3.0%, increase in other operating income, mainly related to operations of health and medical subsidiaries.

Profit Before Income Tax

Profit before income tax increased 9.6% to US$240.6 million for the year ended March 31, 2016, from US$219.6 million for the corresponding period in 2015, primarily as a result of a 12.2%, or US$45.7 million, increase in net interest income after provisions, a 5.6%, or US$8.9 million, increase in net fee and commission income, a 42.2%, or US$7.9 million, increase in other income, which was partially offset by an 8.9%, or US$32.5 million, increase in operating and administrative expense and a 29.0%, or US$9.1 million, decrease in net premiums income.

Income Tax

Our income tax expense decreased to US$24.7 million for the year ended March 31, 2016 from US$33.7 million for the corresponding period in 2015, resulting in a decrease in our effective tax rate to 10.3% for the year ended March 31, 2016 from 15.3% for the corresponding period in 2015.

Profit for the Year

As a result of the foregoing our profit for the year increased 16.1% to US$215.9 million for the year ended March 31, 2016 from US$185.9 million for the corresponding period in 2015.

A 15.7% higher average shareholders’ equity of US$1,110.4 million for the year ended March 31, 2016, up from US$959.4 million for the corresponding period in 2015, resulted in a ROAE of 19.4% for the year ended March 31, 2016, compared to 19.4% for the corresponding period in 2015.

An 11.0% higher average total assets of US$13,239.2 million for the year ended March 31, 2016, up from US$11,930.4 million for the corresponding period in 2015, resulted in a ROAA of 1.6% for the year ended March 31, 2016, compared to 1.6% for the corresponding period in 2015.

Results of Operations by Segment for the Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

The following table presents the income statement data for each of our reportable operating segments (see Note 31 to our Annual Financial Statements), including eliminations of inter-segment revenue and unallocated amounts, for the years ended March 31, 2016 and 2015.

	Corporate Banking			Retail Banking		Central Treasury		Insurance		Corporate and Eliminations(1)
	For the years ended March 31,
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)
Interest income	360.4	328.2	275.3	245.4	245.2	237.0	8.2	8.4	0.0	0.0
Interest expense	(174.9)	(165.2)	(69.0)	(59.7)	(172.4)	(162.1)	0.0	0.0	0.0	0.0

Net interest income	185.5	163.1	206.4	185.6	72.8	74.9	8.2	8.4	0.0	0.0
Loan impairment charges	(20.1)	(25.6)	(30.9)	(30.9)	(0.6)	0.0	0.0	0.0	0.0	0.0
Net fee and commission income and other operating income	40.1	40.5	93.2	90.4	12.0	10.1	5.3	6.7	44.9	30.9
Net premiums income	0.0	0.0	0.0	0.0	0.0	0.0	22.3	31.4	0.0	0.0
Operating and administrative expenses	(88.6)	(100.3)	(175.6)	(160.8)	(37.5)	(26.5)	(29.2)	(26.1)	(67.4)	(52.1)

Profit before tax	116.8	77.7	93.1	84.3	46.7	58.5	6.6	20.3	(22.6)	(21.2)

(1)	Corporate and eliminations corresponds to expenses of Bicapital, elimination of intercompany transactions, and certain other unallocated amounts.

An analysis of the components by segment set forth in the foregoing table follows.

Commercial Banking

Interest Income

The following table presents the components of interest income in our commercial banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advance to customers	360.4	328.2	32.2	9.8

Total interest income	360.4	328.2	32.2	9.8

Interest income increased by US$32.2 million, or 9.8%, to US$360.4 million for the year ended March 31, 2016 from US$328.2 million for the corresponding period in 2015. Interest income in our commercial banking segment consisted of interest income from our commercial loan portfolio (including both corporate clients and SMEs).

Interest on income increased by US$32.2 million, or 9.8%, for the year ended March 31, 2016 compared to the corresponding period in 2015, primarily due to an increase in the average balance of our commercial loan portfolio which increased by US$576.6 million, or 12.0%, for the year ended March 31, 2016, compared to the same period in 2015, resulting in a US$37.3 million increase in interest income. The increase in the average balance of our commercial loan portfolio is the result of the growth in our corporate loan portfolio to US$5,375.0 million as of March 31, 2016 from US$4,882.1 million as of March 31, 2015, a 10.0% increase. The increase in the average balance of our commercial loan portfolio was also a result of our growth in our SME loan portfolio to US$554.2 million, as of March 31, 2016 from US$515.4 million as of March 31, 2015, a 7.5% increase.

The increase in interest income was partially offset by a decrease in the nominal average interest rate of our commercial loan portfolio to 6.6% for the year ended March 31, 2016, from 6.8% for the same period in 2015, representing a US$5.1 million decrease in interest income. The lower nominal average interest rate was mainly due to a lower nominal average interest rate on our dollar denominated loan portfolio in Guatemala as well as a lower nominal average interest rate our foreign loan portfolio, mainly in Honduras. The decrease of the nominal average interest rate of our dollar denominated loan portfolio in Guatemala was a result of increased competition in the Guatemalan banking system, mainly in the commercial banking segment, which was reflected in a lower nominal average interest rate of the dollar denominated SME portfolio of the Guatemalan banking system from 7.8% as of March 31, 2015 to 7.5% as of March 31, 2016 according to the Guatemalan Superintendency of Banks. The decrease of the nominal average interest rate of our foreign loan portfolio was mainly due to increased competition in Honduras, which is reflected in lower nominal average interest rate of the Lempira denominated assets of the Honduran banking system from 20.7% as of March 31, 2015 to 19.7% as of March 31, 2016, according to the Honduran National Commission of Banks and Insurance Companies.

Interest Expense

The following table presents the components of interest expense in our commercial banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	83.5	81.1	2.4	3.0
Financing	64.0	56.0	8.0	14.3
Debt securities issued	14.9	15.7	(0.8)	(5.1)
Other obligations	12.5	12.4	0.1	0.8

Total interest expense	174.9	165.2	9.7	5.9

Interest expense increased 5.9% to US$174.9 million for the year ended March 31, 2016 from US$165.2 million for the corresponding period in 2015. The increase in interest expense for the year ended March 31, 2016 was principally due to a US$8.0 million, or 14.3%, increase in interest expense from the financing and a US$2.4 million, or 3.0%, increase in interest expense from depositary obligations. The increase in interest expense was partially offset by a US$0.8 million, or 5.1%, decrease in interest expense from debt securities issued.

A 20.5% increase in the total average balance of financing accounted for a US$10.9 million increase in interest expense, which was partially offset by a decrease in the nominal average interest rate to 3.7% for the year ended March 31, 2016, from 3.9% for the corresponding period in 2015, resulting in US$2.9 million decrease in interest expense. The increase in the average balance of our financing is the result of an increase in credit lines from foreign banks, which resulted in a US$516.5 million increase in the average volume of our U.S. dollar denominated loans for the year ended March 31, 2016 compared to the same period in 2015.

A 3.5% increase in the total average balance of depositary obligations accounted for a US$3.2 million increase in interest expense, which was partially offset by US$0.8 million decrease in interest expense due to a slight decrease in the nominal average interest rate at 3.10% for the year ended March 31, 2016 compared to 3.12% for the same period in 2015. The increase in the total average balance of depositary obligation mainly came from our term deposits which total average balance increased by 4.3%, contributing with US$3.0 million increase in interest expense.

A decrease in the nominal average interest rate of debt securities issued to 7.3% for the year ended March 31, 2016, compared to 7.6% for the same period in 2015, contributed a US$0.5 million decrease in interest expense, while a 2.0% decrease in the total average balance contributed a US$0.3 million decrease in interest expense. The decrease in the nominal average interest rate of debt securities issued mainly came from our U.S. dollar denominated debt securities issuances which nominal average interest rate decreased to 7.1% for the year ended March 31, 2016 compared to 7.4% for the same period in 2015.

Net interest margin for the year ended March 31, 2016 remained relatively stable at 3.44% compared to 3.38% for the corresponding period in 2015, primarily as a result of a 13.7% increase in net interest income to US$185.5 million for the year ended March 31, 2016, from US$163.1 for the corresponding period in 2015, while the total average of interest-earning assets increased 12.0% to US$ 5,394.3 million from US$4,817.6 million.

Loan Impairment Charges

The following table presents the loan impairment charges in our commercial banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Loan impairment charges	(20.1)	(25.6)	5.5	(21.5)

Loan impairment charges decreased 21.5% to US$20.1 million for the year ended March 31, 2016 from US$25.6 million for the corresponding period in 2015. The decrease in loan impairment charges was principally due to charge-offs during 2015 made against specific corporate loans granted to two clients in the textile industry, which had to close operations due to the cancellation of certain sales agreements and high levels of indebtedness. In both cases, the loans had collateral guarantees, so we did not incur significant losses.

Our commercial banking segment maintains a high quality loan portfolio, with an NPL ratio of 0.7% as of March 31, 2016. For the year ended March 31, 2016 our commercial banking segment recorded US$20.1 million in loan impairment charges, representing 39.0% of our total loan impairment charges, while as of March 31, 2016 our commercial banking segment loan portfolio represented 74.4% of our total loans.

Fee and Commission Income, Net

The following table presents the components of fee and commission income, net in our commercial banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Gain of foreign exchange currency	12.2	10.5	1.7	16.2
Loan portfolio management (BP)	8.5	8.4	0.1	1.2
Collection for third parties	5.0	4.5	0.5	11.1
Syndicated loans	3.7	5.5	(1.8)	(32.7)
Credit card exchange discounts	3.1	2.9	0.2	6.9
Letters of credit	2.6	2.6	0.0	0.0
Other services	1.8	0.1	1.7	1,700.0
Branches telex and telegram services	1.5	0.0	1.5	N/M
Commission of loans	2.0	1.5	0.5	33.3
Other	(0.5)	4.5	(5.0)	(111.1)

Fee and commission income, net	40.1	40.5	(0.4)	(1.0)

(1)	Other fees and commissions includes international wire transfers, account handling, bank services, checks rejected, collections, custody, trust funds loan portfolio management, expenses from the protection fund contribution, foreclosed assets, recoveries, sale of property and equipment, and other operating income.

Fee and commission income, net decreased 1.0% to US$40.1 million for the year ended March 31, 2016 from US$40.5 million for the corresponding period in 2015. The main component of our fee and commission income in our commercial banking segment is the gain of foreign exchange transactions which increased US$1.7 million, or 16.2%, for the year ended March 31, 2016 compared to the same period in 2015. The increase in the gain of foreign exchange transactions was a result of an increase in the volume of operations in our foreign exchange desk mainly in Guatemala where we are the main FX provider in the financial market with volumes of more than US$12,000 million for the year ended December 31, 2016.

Other important components of our fee and commission income in the commercial banking segment are loan portfolio management, collection for third parties, syndicated loans, credit card exchange discounts, and letters of credit.

Our fee and commission income from loan portfolio management, collection for third parties and credit card exchange discounts increased US$0.1 million, US$0.5 million, US$0.2 million respectively for the year ended March 31, 2016 compared to the same period in 2015, while fees from letters of credit remained stable and our fees from syndicated loans decreased by US$1.8 million mainly due to the closing of specific transactions in 2015 that did not occur in 2016.

Our net fee and commission income decreased mainly due to lower other income by US$5.0 million, for the year ended March 31, 2016 compared to the same period in 2015, mainly as a result a US$3.2 million decrease in the fees and commissions from the foreign exchange desk of Banpaís, resulting primarily from a lower number of transactions during 2016.

Another reason for the decrease in other fee and commission income was higher service expenses related to the creation of the protection fund contributions of our depositary obligations which is similar to the FDIC (Federal Deposit Insurance Corporation) insurance scheme in the United States and is paid to local banking regulators as a percentage of total deposits. This service expense increased by US$1.6 million, for the year ended March 31, 2016 compared to the same period in 2015.

Other fee and commission income also decreased by US$1.1 million due to lower fee income from international wire transfers for the year ended March 31, 2016 compared to the same period in 2015, mainly due to a lower volume of transactions during 2016.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our commercial banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Operating and administrative expenses
Personnel costs	46.9	54.4	(7.5)	(13.8)
Administrative expenses	39.2	44.0	(4.8)	(10.9)
Rent expenses	2.5	1.8	0.7	38.9

Total operating and administrative expenses	88.6	100.3	(11.7)	(11.7)

Operating and administrative expenses decreased 11.7% to US$88.6 million for the year ended March 31, 2016 from US$100.3 million for the corresponding period in 2015. The decrease in operating and administrative expenses was principally due to lower personnel costs that decreased US$7.5 million, or 13.8%, mainly due to an alignment with market practice in the compensation of our management based on results.

The decrease in operating and administrative expenses was also due to lower administrative expenses, which decreased by US$4.8 million, or 10.9%, for the year ended March 31, 2016 compared to the year ended March 31, 2015, principally due to lower taxes and dues (including property taxes) related to our physical infrastructure and to our Guatemalan subsidiaries under the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues, which decreased by US$7.4 million. This decrease in administrative expenses was partially offset by an increase of US$1.3 million in depreciation and amortization expenses, a US$0.7 million increase in insurance premiums, a US$0.4 million increase in advertising and marketing and a US$0.3 million increase in maintenance, all as a result of the growth of our business.

Profit Before Tax

As a result of the foregoing, our commercial banking segment’s profit before tax for the year ended March 31, 2016 with an increase of 50.3% to US$116.8 million from US$77.7 million for the corresponding period in 2015.

For the year ended March 31, 2016, Guatemala contributed US$83.0 million to our commercial banking segment’s profit before tax, or 71.1%, as compared to US$50.8 million, or 65.4% for the year ended March 31, 2015.

For the year ended March 31, 2016, Honduras contributed US$29.8 million to our commercial banking segment’s profit before tax, or 25.5%, as compared to US$21.5 million, or 27.7% for the year ended March 31, 2015.

For the year ended March 31, 2016, El Salvador contributed US$4.0 million to our commercial banking segment’s profit before tax, or 3.4%, as compared to US$5.4 million, or 6.9% for the year ended March 31, 2015.

Retail Banking

Interest Income

The following table presents the components of interest income in our retail banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advances to customers	275.3	245.4	29.9	12.2

Total interest income	275.3	245.4	29.9	12.2

Interest income increased by US$29.9 million, or 12.2%, to US$275.3 million for the year ended March 31, 2016 from US$245.4 million for the corresponding period in 2015, which was attributable to an increase in interest income from loans and advances to customers. Interest income in our retail banking segment consisted of interest income from our loan portfolio to individual clients and microfinance clients.

A 14.0% increase in the total average balance of loans and advances to customers to US$2,144.4 million for the year ended March 31, 2016 from US$1,881.2 million for the corresponding period in 2015 accounted for a US$34.3 million increase in interest income, which was partially offset by a decrease in the nominal average interest rate of our retail loan portfolio from 13.0% for the year ended March 31, 2015 to 12.8% for the year ended March 31, 2016, resulting in a US$4.4 million decrease in interest income. The increase in total average balance of loans and advances to customers was primarily due to an increase in the average balance of our microfinance and mortgage loan portfolio, which increased to US$91.1 million and 1,098.7 million, respectively, as of March 31, 2016, from US$72.3 million and US$964.6 million as of March 31, 2015, an increase of 26.1% and 13.9%, respectively. The decrease in the average nominal interest rate of loans and advances to customers was mainly due to lower nominal average interest rate on the dollar-denominated loan portfolio from 12.1% for the year ended March 31, 2015 to 11.7% for the year ended March 31, 2016.

Interest Expense

The following table presents the components of interest expense in our retail banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	61.8	53.5	8.3	15.5
Debt securities issued	7.2	6.2	1.0	16.1

Total interest expense	69.0	59.7	9.3	15.6

Interest expense increased 15.6% to US$69.0 million for the year ended March 31, 2016 from US$59.7 million for the corresponding period in 2015. The increase in interest expense was mainly due to US$8.3 million, or 15.5%, increase in interest expense from our depositary obligations and to US$1.0 million, or 16.1%, increase in interest expense from our debt securities issued.

A 13.2% higher average volume of depositary obligations accounted for a US$6.6 million increase in interest expense, while the interest expense attributable to the nominal average interest rate of our total depositary obligations increased by US$1.6 million for the year ended March 31, 2016 compared to the same period in 2015. The increase in the total average balance of depositary obligations mainly came from our term deposits which total average balance increased by 10.5%, resulting in a US$5.2 million increase in interest expense, while the increase in the nominal average interest rate came from a higher nominal average interest rate of our U.S. dollar-denominated term deposits from 3.6% for the year ended March 31, 2015, to 4.1% for the same period in 2015. The increase in the interest rate of our term deposits was mainly driven by increasing international interest rates.

A 21.2% higher average volume of debt securities issued accounted for a US$1.4 million increase in interest expense, while a decrease in the nominal average interest rate, from 6.6% for the year ended March 31, 2015 to 6.3% for the year ended March 31, 2016, accounted for a US$0.4 million decrease in interest expense. The decrease in the nominal average interest rate of debt securities issued mainly came from a lower nominal average interest rate on our local Quetzal-denominated issuances whose nominal average interest rate decreased to 7.1% for the year ended March 31, 2016 compared to 7.7% for the same period in 2015.

Net interest margin for the year ended March 31, 2016 decreased to 9.6% as compared to 9.9% for the corresponding period in 2015, primarily as a result of a 14.0% increase in total average interest-earning assets to US$2,144.4 million from US$1,881.2 million, while net interest income grew 11.2% to US$206.4 million from US$185.6 million.

Loan Impairment Charges

The following table presents the loan impairment charges in our retail banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Loan impairment charges	(30.9)	(30.9)	0.0	0.0

Loan impairment charges remained stable at US$30.9 million for the year ended March 31, 2016 compared to the corresponding period in 2015. Stable loan impairment charges in our retail banking segment were despite an increase in our retail loan portfolio which grew 12.5% as of March 31, 2016, as compared to March 31, 2015.

Even though the retail banking segment is an attractive sector due to higher interest margins as compared to the commercial banking segment, its loan portfolio is composed of higher-risk clients, which was reflected in an NPL ratio of 2.9% (2.2% for consumer loans, 2.9% for microfinance, and 3.4% for mortgage loans), all as of March 31, 2016. For the year ended March 31, 2016 our retail banking segment recorded US$30.9 million in loan impairment charges, representing 60.0% of total loan impairment charges, while as of March 31, 2016 our retail banking segment loan portfolio represented only 25.6% of our total loans.

Fee and Commission Income, Net

The following table presents the components of fee and commission income, net in our retail banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Credit card exchange discounts	24.5	21.6	2.9	13.4
Account handling	12.1	11.7	0.4	3.4
Gain of foreign exchange currency	10.5	9.1	1.4	15.4
Family remittances	6.1	5.3	0.8	15.1
Mobile service “Bi-Movil”	4.8	4.3	0.5	11.6
Credit card fraud insurance	3.8	0.0	3.8	N/M
International money transfers	2.5	2.2	0.3	13.6
Rejected checks	2.5	2.9	(0.4)	(13.8)
ATMs	2.3	2.1	0.2	9.5
Other	24.0	31.2	(7.2)	(23.1)

Fee and commission income, net	93.2	90.4	2.8	3.1

(1)	Other includes net fee and commission income from bank services, credit card services, checks rejected, trust funds, leases, third party collections, loan portfolio commissions, checks rejected, letters of credit, legal services, expenses for protection fund contributions, additional benefits, foreclosed assets, recoveries, sale of property plant and equipment and other operating income.

Fee and commission income, net increased 3.1% to US$93.2 million for the year ended March 31, 2016 from US$90.4 million for the corresponding period in 2015. The main components of our fee and commission income in the retail banking segment are the credit card exchange discounts, account handling, family remittances, mobil service “Bi-Movil” and the credit card fraud insurance.

The increase in fee and commission income was mainly a result of an increase in credit card fraud insurance fees by US$3.8 million, an increase in fees from credit card exchange discounts by US$2.9 million, an increase in the gain of foreign exchange transactions by US$1.4 million, an increase of fees from family remittances by US$0.8 million and an increase in fees from our mobil service “Bi-Movil” by US$0.5 million.

The increase in fee and commission income, net was partially offset by lower other fee and commission income by US$7.2 million for the year ended March 31, 2016 compared to the corresponding period in 2015, mainly due to a decrease in prior’s period income from management of portfolio by US$2.7 million, a decrease in other operating income from the sale of foreclosed assets by US$2.2 million and a decrease in other extraordinary operating income by US$1.2 million.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our retail banking segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Operating and administrative expenses
Personnel costs	91.9	82.4	9.5	11.5
Administrative expenses	75.9	70.6	5.3	7.5
Rent expenses	7.8	7.8	0.0	0.0

Total operating and administrative expenses	175.6	160.8	14.8	9.2

Operating and administrative expenses increased 9.2% to US$175.6 million for the year ended March 31, 2016 from US$160.8 million for the corresponding period in 2015. The increase in operating and administrative expenses was principally due to a US$9.5 million, or 11.5%, increase in personnel costs and to a US$5.3 million, or 7.5%, increase in administrative expenses.

The increase in personnel costs was mainly due to a US$9.5 million increase in wages, salaries and bonuses as a result of an increase in the number of employees to support the growth of our retail portfolio. The increase in administrative expenses was due to higher expenses from depreciations and amortizations by US$1.9 million, higher expenses from advertising and marketing by US$1.4 million, higher expenses from insurance premiums by US$0.9 million and higher taxes and dues (including property taxes) related to our physical infrastructure and to our Guatemalan subsidiaries under the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues by US$0.6 million, as the result of the growth in our business.

Profit Before Tax

As a result of the foregoing, our retail banking segment’s profit before tax for the year ended March 31, 2016 increased 10.4% to US$93.1 million from US$84.3 million for the corresponding period in 2015.

For the year ended March 31, 2016, Guatemala contributed US$82.2 million, or 88.3% to our retail banking segment’s profit before tax, as compared to US$80.7 million for the year ended March 31, 2015.

For the year ended March 31, 2016, Honduras contributed US$14.3 million to our retail banking segment’s profit before tax, or 15.4%, as compared to US$10.3 million for the year ended March 31, 2015.

For the year ended March 31, 2016, El Salvador contributed US$3.4 million in losses to our retail banking segment’s profit before tax, as compared to US$6.7 million in losses for the year ended March 31, 2015. Our retail operations in El Salvador contributed a loss as we continue to grow our number of points of service while we seek to further penetrate the Salvadoran retail banking market, as our retail client base is not yet large enough to offset these costs.

Treasury

Interest Income

The following table presents the components of interest income in our treasury segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Investment securities	241.5	234.9	6.6	2.8
Government repurchase agreements	1.1	0.4	0.7	175.0
Cash and cash equivalents	1.7	0.4	1.3	325.0
Financial derivatives income	1.0	1.3	(0.3)	(23.1)

Total interest income	245.2	237.0	8.2	3.5

Interest income increased by US$8.2 million, or 3.5%, to US$245.2 million for the year ended March 31, 2016 from US$237.0 million for the corresponding period in 2015. Interest income in our treasury segment mainly consisted of interest income from our investment portfolio, such as short-term placements and corporate and government debt securities.

Interest on investment securities increased US$6.6 million, or 2.8%, for the year ended March 31, 2016 compared to the corresponding period in 2015, mainly due to a higher average balance, which increased by US$290.0 million, or 9.5% and accounted for a US$21.6 million increase in interest income, while a decrease in the nominal average interest rate to 7.3% for the year ended March 31, 2016 from 7.7% for the year ended March 31, 2015, driven by the maturing of Guatemalan long-term local currency debt investments during 2015, which were subsequently renewed at lower rates, accounted for a US$15.0 million decrease in interest income. This increase in interest on investment securities was mainly a result of an increase in the average volume of our local-currency Guatemalan government investment securities, which increased by US$285.4 million, or 13.7%, for the year ended March 31, 2016 as compared to the year ended March 31, 2015.

Interest income from cash and cash equivalents increased US$1.3 million for the year ended March 31 2016 compared to the corresponding period in 2015, as a result of higher average volume, which increased by US$62.5 million, or 37.1%,resulting in a US$1.3 million increase in interest income.

The increase in interest income was also a result of an increase in interest income from government repurchase agreements of US$0.7 million for the year ended March 31, 2016 compared to the corresponding period in 2015, mainly due to higher average volume of transactions.

The increase in interest income was slightly offset by a decrease in interest income from financial derivatives by US$0.3 million for the year ended March 31, 2016 compared to the corresponding period in 2015. The decrease in interest income from financial derivatives was mainly due to a lower volume of financial derivative transactions.

Interest Expense

The following table presents the components of interest expense in our treasury segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest expense
Depositary obligations	109.1	100.3	8.8	8.8
Financing	35.8	34.8	1.0	2.9
Financial obligations	18.9	18.5	0.4	2.2
Other obligations	6.6	7.1	(0.5)	(7.0)
Government repurchase agreements	1.1	0.0	1.1	N/M
Financial derivatives expenses	0.9	1.4	(0.5)	(35.7)

Total interest expense	172.4	162.1	10.3	6.4

Interest expense increased 6.4% to US$172.4 million for the year ended March 31, 2016 from US$162.1 million for the corresponding period in 2015. The increase in interest expense for the year ended March 31, 2016 was principally attributable to a US$8.8 million, or 8.8%, increase in interest expense on depositary obligations, a US$1.1 million increase in interest expense on government repurchase agreements and a US$1.0 million, or 2.9%, increase interest expense in financing. The increase in interest expense was partially offset by US$0.5 million, or 35.7%, decrease in interest expense from financial derivatives.

A US$391.5 million, or 13.2%, higher average volume of depositary obligations accounted for US$11.5 million of the increase in interest expense, while a decrease in the nominal average interest rate to 3.3% for the year ended March 31, 2016 from 3.4% for the corresponding period in 2015 accounted for a US$2.6 million decrease in interest expense. The increase in interest expense from higher average volume of depositary obligations was principally due to an increase in the average volume of term deposits, which contributed US$8.5 million to the increase in interest expense. The decrease in the nominal average interest rate was mainly due to a decrease in the nominal average interest rate in the U.S. dollar-denominated term deposits to 5.1% for the year ended March 31, 2016 from 5.6% for the corresponding period in 2015, accounting for US$2.1 million decrease in interest expense.

An increase of US$9.9 million in the average balance of government repurchase agreements wholly contributed to the increase of interest income by US$1.1 million for the year ended March 31, 2016, compared to the same period in 2015.

A US$91.5 million, or 10.8%, higher average volume of financing accounted for US$1.9 million of the increase in interest expense, while a decrease in the nominal average rate, from 4.1% for the year ended March 31, 2015 to 3.8% for the year ended March 31, 2016 accounted for a US$0.9 million decrease in interest expense.

A 39.5% decrease in the average volume of financial derivatives transactions wholly contributed to the decrease in interest expense by US$0.5 million for the year ended March 31, 2016.

Fee and Commission Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our treasury segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Gain of foreign exchange currency	5.9	4.7	1.2	25.5
Foreclosed assets	2.4	0.0	2.4	N/M
Recoveries	2.3	1.1	1.2	109.1
Dividends	1.6	2.0	(0.4)	(20.0)
Sale of property, plant and equipment	0.5	0.1	0.4	400.0
Sale of securities	(0.3)	1.5	(1.8)	(120.0)
Other	(0.2)	0.7	(0.9)	(128.6)

Fee and commission income, net	12.0	10.1	1.9	18.8

Fee and commission income, net increased by US$1.9 million to US$12.0 million for the year ended March 31, 2016 from US$10.1 million for the corresponding period in 2015. The increase in fee and commission income, net was mainly due to an increase of US$2.4 million increase in income from the sale of foreclosed assets, a US$1.2 million increase in recoveries of loans written off in prior periods and a US$1.2 million increase in gain on foreign exchange transactions related to higher transactions in our foreign exchange desk. The increase in fee and commission income, net was partially offset by lower income from the sale of securities which decreased by US$1.8 million for the year ended March 31, 2016 compared to the corresponding period in 2015.

The increase in fee and commission income was also partially offset by lower income from dividends which decrease by US$0.4 million, mainly related to our permanent investments in securities.

The increase in fee and commission income was also partially offset by a decrease in other fee and commission income by US$0.9 million for the year ended March 31, 2016 compared to the same period in 2015, mainly related to higher services expense.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our treasury segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Personnel costs	3.8	6.8	(3.0)	(44.1)
Administrative expenses	32.6	18.5	14.1	76.2
Rent expenses	1.0	1.3	(0.3)	(23.1)

Total operating and administrative expenses	37.5	26.5	11.0	41.5

Operating and administrative expenses increased 41.5% to US$37.5 million for the year ended March 31, 2016 from US$26.5 million for the corresponding period in 2015. The increase in operating and administrative expenses was principally due to a US$14.1 million, or 76.2%, increase in administrative expenses related to taxes corresponding to our Guatemalan subsidiaries under the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues.

The increase in operating and administrative expenses was partially offset by a decrease of US$3.0 million, or 44.1%, in personnel costs mainly due to an alignment with market practice in the compensation of our management based on results.

Profit Before Tax

As a result of the foregoing, our treasury segment’s profit before tax for the year ended March 31, 2016 decreased 20.2% to US$46.7 million from US$58.5 million for the corresponding period in 2015.

For the year ended March 31, 2015, Guatemala contributed US$49.7 million to our treasury segment’s profit before tax, as compared to US$58.2 million for the year ended March 31, 2015.

For the year ended March 31, 2016, Honduras reported a loss of US$4.0 million to our treasury segment’s profit before tax, as compared to a loss of US$0.9 million for the year ended March 31, 2015.

For the year ended March 31, 2016, El Salvador contributed US$1.1 million to our treasury segment’s profit before tax, or 2.4%, as compared to US$1.3 million for the year ended March 31, 2015.

Insurance

Interest Income

The following table presents the components of interest income in our insurance segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Interest income
Loans and advance to customers	0.0	0.1	(0.1)	(100.0)
Investment securities	6.4	6.6	(0.2)	(3.0)
Accounts receivable	1.8	1.7	0.1	5.9

Total interest income	8.2	8.4	(0.2)	(2.4)

Interest income decreased by US$0.2 million, or 2.4%, to US$8.2 million for the year ended March 31, 2016 from US$8.4 million for the corresponding period in 2015, principally due to a US$0.2 million decrease in interest income from investment securities. Interest income in our insurance segment mainly consisted of interest income from investment in local-currency Guatemalan government securities.

A lower average nominal interest rate of investment in securities to 8.8% for the year ended March 31, 2016 from 9.4% for the corresponding period in 2015, accounted for US$0.4 million decrease in interest income, which was partially offset by US$0.2 million increase in interest income attributable to US$1.2 million higher average volume of investment in securities. The decrease in the average nominal interest rate was driven by the maturing of Guatemalan long-term local currency debt investments during 2015, which were renewed at lower rates. The increase in the average volume of investment securities was mainly due to an increase in our U.S. dollar-denominated investments to US$14.6 million for the year ended March 31, 2016 from US$12.4 million for the corresponding period in 2015.

Net Premium Income

The following table presents the components of net premium income in our insurance segment for the years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Premiums earned	219.8	194.2	25.6	13.2
Reserves	(15.6)	3.4	(19.0)	(558.8)
Reinsurance ceded	(101.1)	(92.2)	(8.9)	9.7
Acquisition and renewal cost	(8.5)	(11.5)	3.0	(26.1)
Insurance claims	(82.7)	(72.0)	(10.7)	14.9
Other income	10.5	9.4	1.1	11.7

Net premiums income	22.3	31.4	(9.1)	(29.0)

Premiums Earned

Premiums earned increased by US$25.6 million, or 13.2%, for the year ended March 31, 2016 compared to the corresponding period in 2015, mainly as a result of an increase in gross premiums written, mainly in Guatemala, and mostly in property and casualty, which include insurance on damages and vehicles and transport.

Reserves

For the year ended March 31, 2016, the adjustment of technical reserves was US$(15.6) million compared to US$3.4 million for the corresponding period in 2015. The higher adjustment of technical reserves for the year ended March 31, 2016 was a result of an adjustment derived from an actuarial review by specialists during 2015. The adjustment of technical reserves for the year ended March 31, 2015 was mainly as a result of the release of reserves of non-accrued premiums during 2015 that were generated by the creation of two proportional reinsurance programs that were implemented by Seguros El Roble for its individual health and group automobile insurance lines.

The proportional reinsurance programs implemented in 2014 transferred retained risk to reinsurers. As a result of these programs, the insurance subsidiaries could allocate capital to other more profitable lines of business.

Reinsurance Ceded

Reinsurance ceded increased 9.7% to US$101.1 million for the year ended March 31, 2016 from US$92.2 million for the corresponding period in 2015. The increase in reinsurance ceded was principally due to the two reinsurance programs that were implemented by Seguros El Roble for its individual health and group automobile insurance lines.

Acquisition and Renewal Cost

Acquisition and renewal cost decreased 26.1% to US$8.5 million for the year ended March 31, 2016 from US$11.5 million for the corresponding period in 2015. The decrease in acquisition and renewal cost was primarily due to a decrease in commissions earned from the reinsurance contracts described above.

Expenses for Insurance Claims

Expenses for insurance claims increased 14.9% to US$82.7 million for the year ended March 31, 2016 from US$72.0 million for the corresponding period in 2015. The increase in expenses for insurance claims was principally due to higher expenditures for claims for property and casualty and health insurance resulting from an increase in number of policies.

Fee and Commission Income, Net

Fee and commission income, net in our insurance segment decreased 20.8% to US$5.3 million for the year ended March 31, 2016 from US$6.7 million for the corresponding period in 2015. The decrease in fee and commission income, net was principally due to an increase in other operating expenses of US$1.0 million for the year ended March 31, 2016, as compared to the year ended March 31, 2015.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our insurance segment for years ended March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	Absolute Change	Percentage Change
	(US$ in millions)		(US$ in millions)	(%)
Operating and administrative expenses
Personnel costs	14.5	14.1	0.4	2.8
Administrative expenses	14.5	12.0	2.5	20.8
Rent expenses	0.1	0.0	0.1	N/M

Total operating and administrative expenses	29.2	26.1	3.1	11.9

Operating and administrative expenses increased 11.9% to US$29.2 million for the year ended March 31, 2016 from US$26.1 million for the corresponding period in 2015. The increase in operating and administrative expenses was principally due to a US$2.5 million, or 20.8%, increase in administrative expense and a US$0.4 million, or 2.8%, increase in personnel costs. The increase in administrative expenses was primarily due to higher taxes and dues under the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues, which increased by US$1.4 million, and to higher fees related to services provided to our clients, which increased by US$0.7 million. The increase in personnel costs was mainly related to a US$0.4 million increase in wages and salaries in the normal course of business.

Profit Before Tax

As a result of the foregoing, our insurance segment’s profit before tax for the year ended March 31, 2016 decreased 67.5%, to US$6.6 million from US$20.3 million for the corresponding period in 2015.

For the year ended March 31, 2016, Guatemala contributed US$4.3 million to our insurance segment’s profit before tax, or 64.9%, as compared to US$16.0 million, or 78.8%, for the year ended March 31, 2015.

For the year ended March 31, 2016, Honduras contributed US$2.3 million to our insurance segment’s profit before tax, or 35.1%, as compared to US$4.3 million, or 21.2%, for the year ended March 31, 2015.

Liquidity and Funding

Our primary source of liquidity is dividends received from our subsidiaries and our primary use of funds is the payment of dividends to our shareholders. The following discussion is of liquidity and funding on a consolidated basis. See “Dividends and Dividend Policy.” Our banking subsidiaries represent our primary source of funds.

Our primary subsidiary, Banco Industrial, is rated internationally by the three primary credit rating agencies. It has a long-term issuer credit rating of BB and a short-term issuer credit rating of B from S&P, both with a negative outlook. Moody’s has assigned Banco Industrial a ba3 baseline credit assessment, as well as a bank deposit foreign currency rating of Ba2 and a bank deposit domestic currency rating of Ba1, all with a stable outlook. It has a long-term issuer default rating of BB and a short-term issuer default rating of B from Fitch, both with a stable outlook.

Certain of our other banking subsidiaries have been rated nationally by Fitch. Banpaís has a long-term rating of AA, with a stable outlook; BI El Salvador has an issuer rating of AA-(slv), with a stable outlook; and Westrust Bank has a long-term rating of AA(gtm), with a stable outlook.

The following table sets forth our primary sources of funding on a consolidated basis as of June 30, 2017 and March 31, 2017.

	As of June 30, 2017	As of March 31, 2017	Change
	(US$ in millions)		(US$ in millions)%
Term deposits	4,203.8	3,941.2	262.6	6.7
Demand deposits	3,357.7	3,316.2	41.5	1.3
Savings deposits	1,861.0	1,828.3	32.7	1.8
Other deposits	50.5	48.4	2.1	4.3

Total Deposits	9,473.1	9,134.1	339.0	3.7
Financing	2,947.6	3,124.6	(177.0)	(5.7)
Debt securities issued	792.0	782.6	9.4	1.2
Subordinated liabilities	196.4	193.1	3.3	1.7

Total	13,409.1	13,234.3	174.8	1.3

Our banking subsidiaries’ primary sources of funds have traditionally consisted of deposits, financing, as well as debt securities issued and subordinated debt.

Total deposits as of June 30, 2017 were US$9,473.1 million compared to US$9,134.1 million as of March 31, 2017, representing an increase of 3.7% over a three-month period. Deposits included retail and commercial deposits, generated mainly through our distribution network, and our relationships with commercial clients.

Financing was US$2,947.6 million as of June 30, 2017, compared to US$3,124.6 million as of March 31, 2017, representing a decrease of 5.7%. Financing included short-term trade finance credit lines and long-term loans from correspondent banks. Our banking subsidiaries have credit lines with more than 40 global financial institutions with which we have had longstanding banking relationships. Some of our main credit lines are held with Citibank, Deutsche Bank, Wells Fargo Bank, Bank of America, Commerzbank, JP Morgan and Bank of New York Mellon, among others. As of June 30, 2017, we had a total of US$3,361.3 million in uncommitted credit lines available from local and foreign banks on a consolidated basis. Our banking subsidiaries have at various times accessed international markets for long term funding in U.S. dollars, including (i) in April 2008 through an issuance of Tier 1 Capital Notes for US$35 million with a maturity of 60 years, and (ii) in October 2012 through an issuance of senior debt for US$500 million with a maturity of 10 years. Through a DPR (Diversified Payment Rights) Securitization Program, Banco Industrial also issued notes in 2005 for US$200 million, in 2007 for US$300 million (restructured in 2011 for an additional US$25 million), in 2011 for US$180 million, in 2013 for US$450 million, and in 2016 for US$350 million, for a total of US$1,505 million since its creation. The total outstanding balance of the DPR Securitization Program as of June 30, 2017 was US$844.1 million. See Note 20 to our Annual Financial Statements and Note 12 to our Interim Financial Statements.

Debt securities issued were US$792.0 million as of June 30, 2017, compared to US$782.6 million as of March 31, 2017, representing an increase of 1.2%. Debt securities issued consist of promissory notes, banking bonds, mortgage bonds and our preferred non-voting shares that were issued with certain debt securities characteristics, including a defined maturity date and fixed interest payments. See Note 21 to our Annual Financial Statements and Note 13 to our Interim Financial Statements. For more information on our non-voting preferred shares see “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.” As of June 30, 2017, we had 16,270 outstanding non-voting preferred shares, representing an aggregate principal amount of US$162.7 million.

Subordinated liabilities were US$196.4 million as of June 30, 2017, compared to US$193.1 million as of March 31, 2017. Subordinated liabilities mainly consisted of financing in the international capital markets through the issuance of notes under Rule 144A/Reg S. The issuer of the notes is Industrial Subordinated Trust, a Cayman Islands purpose trust.

Through our asset and liability management policy, we seek to ensure that sufficient liquidity is available to honor withdrawals of deposits, repay other liabilities at maturity, extend loans or other forms of credit to clients, pay liabilities derived from the insurance policies we issue, and meet working capital needs. The minimum amount of liquidity that our main subsidiaries are required to maintain depends on the reserve requirements established by the Guatemalan Central Bank and the Honduran Central Bank, as well as the technical and mathematical statutory reserves required by our insurance operations (for more information see “Regulation and Supervision—Minimum Reserve Requirements”). We meet these requirements by maintaining a proper balance between maturity profile and diversity of our sources of funding.

We have also issued additional equity from time to time as a means to strengthen our and our subsidiaries’ equity position. We conducted a rights offering during the year ended March 31, 2017, pursuant to which our shareholders subscribed for 2,571,429 newly issued common shares for an aggregate price of US$45,000,007.50. The proceeds of the rights offering were used to fund an equity infusion into Banco Industrial by way of a concurrent rights offering conducted by Banco Industrial, pursuant to which we subscribed for 1,285,715 newly issued common shares of Banco Industrial at a price of Q269.50 per share.

In May 2017 we commenced another rights offering that will expire on August 1, 2017, pursuant to which our shareholders were given the opportunity to subscribe for their pro rata portion of up to 2,500,000 newly issued common shares at a price of US$20.00 per share. The proceeds of the rights offering will be used to fund another equity infusion into Banco Industrial by way of a concurrent rights offering being conducted by Banco Industrial. Banco Industrial’s rights offering commenced in January 2017, and consists of rights to subscribe for up to 1,250,000 newly issued shares of Banco Industrial’s common stock at a price of Q.300.00 per share. As of June 30, 2017, our shareholders had subscribed for 2,348,572 of the shares in our rights offering for an aggregate price of US$46,971,440.

We expect that deposits, loans and borrowings from banks and debt securities issued, in combination with the proceeds from this offering, will be sufficient to meet our liquidity requirements over the next 12 months.

Regulatory Capital

As a holding company, Bicapital is not required to maintain regulatory capital on a consolidated basis; however, as of June 30, 2017, its capital ratio was 14.3% as compared to 14.7% as of March 31, 2017, 14.7% as of March 31, 2016 and 14.2% as of March 31, 2015.

Pursuant to Guatemalan capitalization requirements, Banco Industrial is required to maintain specified levels of regulatory capital as a percentage of risk-weighted assets (capital ratio) of 10.0% or above. Pursuant to Honduran capitalization requirements, Banpaís is also required to maintain specified levels of regulatory capital as a percentage of risk-weighted assets (capital ratio) of 12.0% or above. Pursuant to El Salvador capitalization requirements, BI El Salvador is required to maintain specified levels of regulatory capital as a percentage of risk-weighted assets (capital ratio) of 14.5% or above.

For more information see “Regulation and Supervision.”

Banco Industrial

The following table sets forth Banco Industrial’s capital on an unconsolidated basis as compared to the minimum capital requirements as of the dates indicated.

	As of June 30,	As of March 31,
	2017	2017	2016	2015
	(US$ in millions, except percentages)
Total Tier 1	719.6	667.3	540.6	544.9
Total Tier 2	234.2	253.2	267.9	116.8
Total regulatory capital	953.8	920.6	808.5	661.8
Total risk-weighted assets	7,504.9	7,314.2	6,490.4	5,853.3
Regulatory capital as a percentage of risk-weighted assets	12.7%	12.6%	12.5%	11.3%

Banpaís

The following table sets forth Banpaís’ capital on an unconsolidated basis as compared to the minimum capital requirements as of the dates indicated.

	As of June 30,	As of March 31,
	2017	2017	2016	2015
	(US$ in millions, except percentages)
Total Tier 1	136.8	135.8	97.9	96.4
Total Tier 2	67.4	60.1	82.2	74.9
Total regulatory capital	204.2	195.9	180.1	171.3
Total risk-weighted assets	1,581.5	1,566.7	1,421.3	1,320.7
Regulatory capital as a percentage of risk-weighted assets	12.9%	12.5%	12.7%	13.0%

BI El Salvador

The following table sets forth BI El Salvador’s capital on an unconsolidated basis as compared to the minimum capital requirements as of the dates indicated.

	As of June 30,	As of March 31,
	2017	2017	2016	2015
	(US$ in millions, except percentages)
Total Tier 1	30.6	30.6	30.5	30.4
Total Tier 2	3.2	3.3	2.9	2.4
Total regulatory capital	33.8	33.8	33.4	32.8
Total risk-weighted assets	186.3	187.2	182.9	165.9
Regulatory capital as a percentage of risk-weighted assets	18.1%	18.1%	18.3%	19.8%

Seguros El Roble and Fianzas el Roble

Seguros El Roble and Fianzas el Roble maintain a regulatory capital solvency margin, as established by the Guatemalan Monetary Board.

The following table sets forth the solvency margin for Seguros El Roble as of the dates indicated.

	As of June 30,	As of March 31,
	2017	2017	2016	2015
	(US$ in millions, except ratios)
Minimum capital requirement(1)	29.5	29.5	25.5	24.8
Capital adequacy	55.0	50.1	45.1	43.1
Solvency ratio(2)	1.9x	1.7x	1.8x	1.7x

(1)	Corresponds to the requirement established by the Guatemalan Monetary Board.
(2)	Solvency ratio is calculated pursuant to the regulations issued by the Guatemalan Monetary Board.

Seguros del País

Seguros del País maintains a regulatory capital solvency margin, as established by the CNBS. The minimum capital requirement for insurance institutions in Honduras is established by the regulator every two years.

The following table sets forth the solvency margin for Seguros del País as of the dates indicated.

	As of June 30,	As of March 31,
	2017	2017	2016	2015
	(US$ in millions, except ratios)
Minimum capital requirement(1)	6.0	6.0	6.2	5.5
Capital adequacy	14.1	14.9	12.7	11.5
Solvency ratio(2)	2.4x	2.5x	2.1x	2.1x

(1)	Corresponds to the requirement established by the CNBS.
(2)	Solvency ratio is calculated pursuant to the regulations issued by the CNBS.

Commitments and Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. The following table summarizes our commitments and contractual obligations as of June 30, 2017.

	Less than 30 days	31 to 90 days	91 to 180 days	181 days to 1 year	More than 1 year	Total
	(US$ in millions, except percentages)
Deposits and obligations from customers	1,116.7	787.3	914.0	1,646.9	5,008.2	9,473.1
Loans and borrowings from banks	335.9	246.9	374.1	291.4	1,699.3	2,947.6
Debt securities issued	13.7	52.9	22.0	51.5	652.0	792.0
Subordinated Liabilities	6.1	0.0	0.0	0.0	190.3	196.4
Accruals and deferred income, insurance reserves, provisions and other liabilities	125.8	11.8	7.5	12.1	423.2	580.4

Total	1,598.2	1,098.9	1,317.6	2,001.8	7,973.0	13,989.4

% of Total	11.4%	7.9%	9.4%	14.3%	57.0%	100.0%

Capital Expenditures

Our subsidiaries have made substantial investments in the past few years in information technology (IT) and in expanding their distribution network. Our consolidated capital expenditures were US$47.5 million for the year ended March 31, 2017 compared to US$43.8 million for the corresponding period in 2016, an increase of US$3.7 million, principally due to a US$10.2 million increase related to the construction and conditioning of the headquarters for our new banking subsidiary in Panama, a US$2.3 million increase related to the acquisition of land which will be used for the expansion of our headquarters in Guatemala and increases of US$1.0 million, US$0.7 million and US$0.1 million related to investments in computer equipment, assets leased and communications, respectively, as a result of the start of operations in Panama and to the normal growth of operations in our other banking subsidiaries. The increase in capital expenditures was partially offset by a decrease of US$4.9 million in health care equipment during 2016, as a result of higher investment in our medical subsidiaries during 2015 after the acquisition of Grupo Sermesa in September 2014. The increase in capital expenditures was also partially offset by lower expenditures in facilities and furniture and equipment by US$3.4 million and US$2.2 million, respectively. For more information see Note 14 to our Annual Financial Statements. Our consolidated capital expenditures were of US$7.4 million for the three-month period ending June 30, 2017 compared to US$6.1 million for the corresponding period in 2016, an increase of US$1.3 million, principally due to a US$2.8 million increase in the acquisition of computer equipment, a US$0.9 million increase in the acquisition of vehicles, and a US$0.4 million increase in plant and equipment, which was partially offset by a US$2.0 million decrease in the acquisition of real property, a US$0.5 million decrease in other equipment, a US$0.2 million decrease in healthcare equipment and a US$0.1 million decrease in communication equipment. For more information see Note 8 to our Interim Financial Statements.

Our budget for capital expenditures for the year ended March 31, 2018 is approximately US$50.0 million, 50.0% of which is related to the investment in the expansion of our headquarters in Guatemala as well as to the expansion in our subsidiaries’ branches and points of service in countries in which we already operate; 30% is associated with the expansion of our medical services through our health and medical subsidiaries; and 20% is related to IT expenditures. We expect that cash flows from operations will be sufficient to meet our expected capital expenditures.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to a number of off-balance sheet activities that have credit, market and operational risk and are not reflected in our financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as guarantees, letters of credit and loans under contract pending disbursement, including credit lines and syndicated loans.

We provide our clients with services related to the issuance and confirmation of commercial and stand-by letters of credit and to the issuance of guarantees. Our letters of credit operations totaled US$273.2 million as of June 30, 2017, US$243.3 million as of March 31, 2017, US$195.1 million as of March 31, 2016 and US$180.5 million as of March 31, 2015. Our issuance of guarantees totaled US$149.0 Million as of June 30, 2017, US$165.3 million as of March 31, 2017, US$113.9 million as of March 31, 2016 and US$114.4 million as of March 31, 2015. Our loans under contract pending disbursement totaled US$1,142.3 as of June 30, 2017, US$1,156.2 million as of March 31, 2017, US$1,132.1 million as of March 31, 2016 and US$1,170.6 million as of March 31, 2015.

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the client’s creditworthiness. We may also require commitment letters and oral assurances. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or by another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is required when appropriate as determined by the credit committee of our subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

For a discussion of quantitative and qualitative market risk, see Note 5 to our Annual Financial Statements and Note 4 to our Interim Financial Statements.

SELECTED STATISTICAL INFORMATION

The following information should be read in conjunction with our Financial Statements included in this prospectus as well as “Presentation of Certain Financial and Other Information” and “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations.”

The selected statistical information as of March 31, 2017 and 2016 and for the years ended March 31, 2017, 2016 and 2015 have been derived from our Annual Financial Statements included in this prospectus. The selected statistical information as of June 30, 2017 and for the three-month periods ended June 30, 2017 and 2016 have been derived from our Interim Financial Statements included in this prospectus. Our Financial Statements were prepared in accordance with IFRS as issued by the IASB. The selected statistical information as of March 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB (not included in this prospectus).

The selected statistical information included below and elsewhere in this prospectus are not necessarily indicative of our future performance. Results for the three-month period ended June 30, 2017 are not necessarily indicative of results expected for the full year.

Presentation of Selected Statistical Information

Presentation of the information included in this “Selected Statistical Information” may differ from the manner of presentation required by IFRS for the presentation of our consolidated financial statements. The following information is presented solely for the convenience of the reader for analytical purposes and it includes certain reclassifications from the presentation of the underlying consolidated financial statements which are prepared in conformity with IFRS.

Assets and liabilities have been classified by domicile of our subsidiary as Domestic (operations in Guatemala) and Foreign (operations in Honduras and El Salvador) and by currency of denomination (quetzales or U.S. dollars). Domestic operations include both quetzal-denominated (local currency in Guatemala where Banco Industrial operates) and U.S. dollar-denominated assets and liabilities. All quetzal-denominated assets and liabilities have been converted into U.S. dollars using the interbank exchange rate at the relevant dates published by the Guatemalan Central Bank, as required by IFRS (see “Exchange Rates”). Foreign operations include lempiras (local currency in Honduras, where Banpaís operates) and U.S. dollar (which is used in our Honduran and El Salvador operations). Lempiras have been translated to U.S. dollars. All lempira-denominated assets and liabilities have been converted into U.S. dollars using the bid rates published by the Honduran Central Bank, as required by IFRS (see “Exchange Rates”). For purposes of this section, U.S. dollar-denominated assets and liabilities include: (i) U.S. dollar Domestic, which includes all our transactions that are effected in Guatemala or on behalf of Guatemalan residents in U.S. dollars; and (ii) U.S. dollar Foreign: which includes (1) all our transactions that are effected in Honduras or on behalf of Honduran residents in lempiras; (2) all our transactions that are effected in Honduras or on behalf of Honduran residents in U.S. dollars and (3) all our transactions that are effected in El Salvador or on behalf of El Salvador residents in U.S. dollars.

Average Balance Sheet and Interest Rate Data

The tables below present the average balances for all of our assets and liabilities together with the related interest income and expense amounts for interest-earning assets and interest-bearing liabilities, resulting in the presentation of the average real yields and rates for each period.

Domestic Average Balances and Interest

Average balances and interest income (expense) for Domestic operations include quetzal-denominated assets and liabilities that have been translated into U.S. dollars using the applicable period-end exchange rate published by the Guatemalan Central Bank. We do not believe that the monthly balances present trends materially different from those that would be presented by daily balances.

Foreign Average Balances and Interest

The average balances for foreign operations include lempira-denominated assets and liabilities that have been translated into U.S. dollars using the applicable period-end exchange rate published by the Honduran Central Bank. We do not believe that the monthly balances present trends materially different from those that would be presented by daily balances.

Average Rates

The average annual rates earned on interest-earning assets and the average annual rates paid on interest-bearing liabilities are nominal rates.

Average Assets and Interest Rates

The following table presents the average balance of assets, interest income and average annual rates for the periods specified. Average balances have been calculated by adding the month-end balances of our assets and liabilities and then dividing the sum by the number of months in the period. Interest income (expense) for each three-month period and for each year is the total income (expense) for such period.

	Average balance sheet and income from interest-earning assets for the three-month period ended June 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2017			2016			2017			2016			2015
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
Interest-earning assets
Interest-earning deposits
Domestic
Quetzales	21.8	0.1	1.3%	5.7	—	0.4%	16.5	0.1	0.6%	33.7	1.4	4.2%	2.7	0.2	7.4%
Dollars	199.8	0.1	0.3%	165.4	0.1	0.2%	183.1	0.3	0.2%	148.3	0.2	0.1%	132.9	0.2	0.2%

Total domestic	221.6	0.2	0.4%	171.1	0.1	0.2%	199.6	0.4	0.2%	182.0	1.6	0.9%	135.6	0.4	0.3%
Foreign	88.6	0.1	0.3%	90.3	0.1	0.4%	70.0	0.2	0.3%	48.7	—	0.0%	34.1	—	0.0%

Total interest-earning deposits	310.2	0.3	0.4%	261.4	0.2	0.3%	269.6	0.6	0.2%	230.7	1.6	0.7%	169.7	0.4	0.2%

Investment securities
Domestic
Quetzales	2,430.6	45.2	7.4%	2,507.2	46.0	7.3%	2,497.9	184.8	7.4%	2,424.2	181.1	7.5%	2,139.7	173.5	8.1%
Dollars	811.0	12.3	6.0%	781.7	11.9	6.1%	790.2	50.7	6.4%	669.3	43.9	6.6%	724.4	43.0	5.9%

Total domestic	3,241.6	57.4	7.1%	3,288.9	57.9	7.0%	3,288.1	235.5	7.2%	3,093.5	225.0	7.3%	2,864.1	216.5	7.6%
Foreign	406.6	7.1	7.0%	372.0	6.4	6.9%	362.2	23.9	6.6%	310.1	23.0	7.4%	248.3	25.0	10.1%

Total investment securities	3,648.2	64.6	7.1%	3,660.9	64.3	7.0%	3,650.3	259.4	7.1%	3,403.6	248.0	7.3%	3,112.4	241.5	7.8%

Repurchase agreements
Domestic
Quetzales	12.0	0.3	9.1%	12.3	0.2	8.1%	11.7	0.9	7.7%	36.7	1.1	3.0%	15.7	0.4	2.5%
Dollars	—	—		—	—		—	—		—	—		—	—

Total domestic	12.0	0.3	9.1%	12.3	0.2	8.1%	11.7	0.9	7.7%	36.7	1.1	3.0%	15.7	0.4	2.5%
Foreign	—	—		—	—		—	—		—	—		—	—

Total repurchase agreements	12.0	0.3	9.1%	12.3	0.2	8.1%	11.7	0.9	7.7%	36.7	1.1	3.0	15.7	0.4	2.5%

Loans
Domestic
Quetzales	3,368.3	85.3	10.1%	2,780.4	70.7	10.2%	2,934.7	299.3	10.2%	2,427.4	272.4	11.2%	2,173.3	238.5	11.0%
Dollars	4,065.7	59.4	5.8%	3,845.0	55.7	5.8%	3,998.3	232.6	5.8%	3,805.9	220.5	5.8%	3,273.8	194.5	5.9%

Total domestic	7,434.0	144.7	7.8%	6,625.4	126.4	7.6%	6,933.0	531.9	7.7%	6,233.3	492.9	7.9%	5,447.1	433.0	8.0%
Foreign	1,563.6	40.8	10.4%	1,393.8	40.4	11.6%	1,474.5	163.7	11.1%	1,305.3	142.8	10.9%	1,252.2	140.7	11.2%

Total loans	8,997.6	185.5	8.2%	8,019.2	166.8	8.3%	8,407.5	695.5	8.3%	7,538.6	635.7	8.4%	6,699.3	573.7	8.6%

	Average balance sheet and income from interest-earning assets for the three-month period ended June 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2017			2016			2017			2016			2015
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
Other receivables, net
Domestic
Quetzales	142.5	0.4	1.1%	137.7	0.4	1.2%	155.1	1.8	1.2%	136.9	1.6	1.2%	124.2	1.5	1.2%
Dollars	29.4	0.1	0.9%	25.7	—	0.7%	27.4	0.4	1.5%	32.6	0.2	0.6%	23.1	0.2	0.9%

Total domestic	171.9	0.4	1.0%	163.4	0.5	1.1%	182.5	2.2	1.2%	169.5	1.8	1.1%	147.3	1.7	1.2%
Foreign	13.1	—	—	17.2	—	0.0%	22.3	—	0.0%	17.5	—	0.0%	16.7	—	0.0%

Total other receivables, net	185.0	0.4	1.0%	180.6	0.5	1.0%	204.8	2.2	1.1%	187.0	1.8	1.0%	164.0	1.7	1.0%

Derivative assets held for risk management
Domestic
Quetzales	—	—		—	—		—	—		—	—		—	—
Dollars	—	0.2		—	—		—	0.6		—	1.0		0.1	1.3	1,300.0%

Total domestic	—	0.2		—	—		—	0.6		—	1.0		0.1	1.3	1,300.0%
Foreign	—	—		—	—		—	—		—	—		—	—

Total derivative assets held for risk management	—	0.2		—	—		—	0.6		—	1.0		0.1	1.3	1,300.0%

Total interest-earning assets
Domestic
Quetzales	5,975.2	131.2	8.8%	5,443.3	117.3	8.6%	5,615.9	486.9	8.7%	5,058.9	457.6	9.0%	4,455.6	414.1	9.3%
Dollars	5,105.9	72.1	5.7%	4,817.8	67.8	5.6%	4,999.0	284.6	5.7%	4,656.1	265.7	5.7%	4,154.3	239.2	5.8%

Total domestic	11,081.1	203.3	7.3%	10,261.1	185.2	7.2%	10,614.9	771.5	7.3%	9,715.0	723.3	7.4%	8,609.9	653.3	7.6%
Foreign	2,071.9	48.0	9.3%	1,873.3	46.9	10.0%	1,929.0	187.8	9.7%	1,681.6	165.8	9.9%	1,551.3	165.7	10.7%

Total interest-earning assets	13,153.0	251.3	7.6%	12,134.4	232.0	7.6%	12,543.9	959.2	7.6%	11,396.6	889.1	7.8%	10,161.2	819.0	8.1%

Non-interest-earning assets
Cash and due from banks
Domestic
Quetzales	846.8	—	—	782.3	—	—	770.4	—	—	739.1	—	—	683.1	—	—
Dollars	243.2	—	—	263.2	—	—	243.1	—	—	224.0	—	—	207.5	—	—

Total domestic	1,090.0	—	—	1,045.5	—	—	1,013.5	—	—	963.1	—	—	890.6	—	—
Foreign	204.9	—	—	147.9	—	—	166.1	—	—	125.6	—	—	144.1	—	—

Total cash and due from banks	1,294.9	—	—	1,193.4	—	—	1,179.6	—	—	1,088.7	—	—	1,034.7	—	—

	Average balance sheet and income from interest-earning assets for the three-month period ended June 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2017			2016			2017			2016			2015
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
(-) Allowance for loan losses
Domestic
Quetzales	(52.8)	—	—	(50.8)	—	—	(49.5)	—	—	(49.0)	—	—	(31.9)	—	—
Dollars	(18.7)	—	—	(19.4)	—	—	(20.5)	—	—	(18.4)	—	—	(19.0)	—	—

Total domestic	(71.5)	—	—	(70.2)	—	—	(70.0)	—	—	(67.4)	—	—	(50.9)	—	—
Foreign	(19.9)	—	—	(19.3)	—	—	(19.8)	—	—	(19.3)	—	—	(16.3)	—	—

Total allowance for loan losses	(91.4)	—	—	(89.5)	—	—	(89.8)	—	—	(86.7)	—	—	(67.2)	—	—

Property and equipment, net
Domestic
Quetzales	271.8	—	—	252.0	—	—	264.5	—	—	234.2	—	—	227.6	—	—
Dollars	13.0	—	—	13.4	—	—	13.2	—	—	13.9	—	—	14.8	—	—

Total domestic	284.8	—	—	265.4	—	—	277.7	—	—	248.1	—	—	242.4	—	—
Foreign	44.2	—	—	44.2	—	—	44.9	—	—	44.7	—	—	45.3	—	—

Total property and equipment, net	329.0	—	—	309.6	—	—	322.6	—	—	292.8	—	—	287.7	—	—

Inventories
Domestic
Quetzales	1.8	—	—	2.0	—	—	2.1	—	—	8.6	—	—	1.4	—	—
Dollars	0.0	—	—	0.0	—	—	0.0	—	—	0.0	—	—	0.0	—	—

Total domestic	1.8	—	—	2.0	—	—	2.1	—	—	8.6	—	—	1.4	—	—
Foreign	0.0	—	—	0.0	—	—	0.0	—	—	0.0	—	—	0.0	—	—

Total prepayments	1.8	—	—	2.0	—	—	2.1	—	—	8.6	—	—	1.4	—	—

Prepayments
Domestic
Quetzales	51.9	—	—	49.5	—	—	52.9	—	—	53.8	—	—	48.2	—	—
Dollars	2.1	—	—	1.8	—	—	2.0	—	—	1.1	—	—	3.1	—	—

Total domestic	54.0	—	—	51.3	—	—	54.9	—	—	54.9	—	—	51.3	—	—
Foreign	8.9	—	—	9.6	—	—	9.2	—	—	8.2	—	—	8.0	—	—

Total prepayments	62.9	—	—	60.9	—	—	64.1	—	—	63.1	—	—	59.3	—	—

	Average balance sheet and income from interest-earning assets for the three-month period ended June 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2017			2016			2017			2016			2015
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
Accounts receivable from financial products
Domestic
Quetzales	59.3	—	—	58.5	—	—	61.9	—	—	65.0	—	—	54.0	—	—
Dollars	19.3	—	—	17.5	—	—	20.3	—	—	22.8	—	—	21.3	—	—

Total domestic	78.6	—	—	76.0	—	—	82.2	—	—	87.8	—	—	75.3	—	—
Foreign	18.8	—	—	17.0	—	—	16.9	—	—	15.0	—	—	14.2	—	—

Total accounts receivable from financial products	97.4	—	—	93.0	—	—	99.1	—	—	102.8	—	—	89.5	—	—

Foreclosed assets
Domestic
Quetzales	9.8	—	—	13.5	—	—	12.3	—	—	12.8	—	—	10.1	—	—
Dollars	1.6	—	—	2.6	—	—	2.2	—	—	1.8	—	—	1.3	—	—

Total domestic	11.4	—	—	16.1	—	—	14.5	—	—	14.6	—	—	11.4	—	—
Foreign	12.6	—	—	9.5	—	—	9.7	—	—	8.1	—	—	6.6	—	—

Total foreclosed assets	24.0	—	—	25.6	—	—	24.2	—	—	22.7	—	—	18.0	—	—

Intangible assets, net
Domestic
Quetzales	91.5	—	—	82.0	—	—	87.4	—	—	93.2	—	—	78.8	—	—
Dollars	81.4	—	—	81.3	—	—	81.4	—	—	81.5	—	—	81.8	—	—

Total domestic	172.9	—	—	163.3	—	—	168.8	—	—	174.7	—	—	160.6	—	—
Foreign	1.2	—	—	1.1	—	—	1.1	—	—	1.1	—	—	1.6	—	—

Total intangible assets, net	174.1	—	—	164.4	—	—	169.9	—	—	175.8	—	—	162.2	—	—

Investment properties, net
Domestic
Quetzales	41.6	—	—	33.4	—	—	34.8	—	—	18.5	—	—	27.9	—	—
Dollars	5.0	—	—	4.1	—	—	4.4	—	—	4.1	—	—	4.1	—	—

Total domestic	46.6	—	—	37.5	—	—	39.2	—	—	22.6	—	—	32.0	—	—
Foreign	0.0	—	—	0.0	—	—	0.0	—	—	0.0	—	—	0.0	—	—

Total investment properties, net	46.6	—	—	37.5	—	—	39.2	—	—	22.6	—	—	32.0	—	—

	Average balance sheet and income from interest-earning assets for the three-month period ended June 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2017			2016			2017			2016			2015
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
Restricted cash
Domestic
Quetzales	37.8	—	—	35.0	—	—	35.7	—	—	32.1	—	—	28.0	—	—
Dollars	31.8	—	—	18.0	—	—	27.9	—	—	16.5	—	—	26.8	—	—

Total domestic	69.6	—	—	53.0	—	—	63.6	—	—	48.6	—	—	54.8	—	—
Foreign	41.7	—	—	41.0	—	—	41.8	—	—	38.5	—	—	39.9	—	—

Total restricted cash	111.3	—	—	94.0	—	—	105.4	—	—	87.1	—	—	94.7	—	—

Assets under insurance contracts
Domestic
Quetzales	31.6	—	—	22.4	—	—	29.1	—	—	23.2	—	—	18.5	—	—
Dollars	37.3	—	—	34.5	—	—	35.8	—	—	31.3	—	—	29.5	—	—

Total domestic	68.9	—	—	56.9	—	—	64.9	—	—	54.5	—	—	48.0	—	—
Foreign	11.9	—	—	11.9	—	—	11.4	—	—	10.6	—	—	8.9	—	—

Total assets under insurance contracts	80.8	—	—	68.8	—	—	76.3	—	—	65.1	—	—	56.9	—	—

Total non-interest-earning assets
Domestic
Quetzales	1,391.1	—	—	1,279.8	—	—	1,301.6	—	—	1,231.5	—	—	1,145.7	—	—
Dollars	416.0	—	—	417.0	—	—	409.8	—	—	378.6	—	—	371.2	—	—

Total domestic	1,807.1	—	—	1,696.8	—	—	1,711.4	—	—	1,610.1	—	—	1,516.9	—	—
Foreign	324.3	—	—	262.9	—	—	281.3	—	—	232.5	—	—	252.3	—	—

Total non-interest-earning assets	2,131.4	—	—	1,959.7	—	—	1,992.7	—	—	1,842.6	—	—	1,769.2	—	—

Total interest and non-interest-earning assets
Domestic
Quetzales	7,366.3	131.2	7.1%	6,723.1	117.3	7.0%	6,917.5	486.9	7.0%	6,290.4	457.6	7.3%	5,601.3	414.1	7.4%
Dollars	5,521.9	72.1	5.2%	5,234.8	67.8	5.2%	5,408.8	284.6	5.3%	5,034.7	265.7	5.3%	4,525.5	239.2	5.3%

Total domestic	12,888.2	203.3	6.3%	11,957.9	185.2	6.2%	12,326.3	771.5	6.2%	11,325.1	723.3	6.4%	10,126.8	653.3	6.5%
Foreign	2,396.2	48.0	8.0%	2,136.2	46.9	8.8%	2,210.3	187.8	8.5%	1,914.1	165.8	8.7%	1,803.6	165.7	9.2%

Total interest and non-interest-earning assets	15,284.4	251.3	6.6%	14,094.1	232.0	6.6%	14,536.6	959.2	6.6%	12,239.2	889.1	6.7%	11,930.4	819.0	6.9%

Average Liabilities, Shareholders’ Equity and Interest Rates

The following table presents the average balance of liabilities and shareholders’ equity, interest expense and average annual rates for the periods specified. Average balances have been calculated by adding the month-end balances of our assets and liabilities and then dividing the sum by the number of months in the period. Interest income (expense) for each three-month period and for each year is the total income (expense) for such period.

	Average balance sheet and expense from interest-bearing liabilities for the three-month period ended June 30,						Average balance sheet and expense from interest-bearing liabilities for the years ended March 31,
(US$ in millions, except percentages)	2017			2016			2017			2016			2015
	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate
Interest-bearing liabilities
Deposits from customers
Demand deposits
Domestic
Quetzales	2,218.5	5.0	0.9%	2,120.0	5.4	1.0%	2,158.4	20.2	0.9%	2,038.4	20.1	1.0%	1,795.9	17.0	0.9%
Dollars	894.9	0.7	0.3%	863.4	0.8	0.4%	913.4	3.1	0.3%	822.7	2.7	0.3%	785.9	2.5	0.3%

Total domestic	3,113.4	5.7	0.7%	2,983.4	6.2	0.8%	3,071.8	23.3	0.8%	2,861.1	22.9	0.8%	2,581.8	19.5	0.8%
Foreign	261.5	0.6	0.9%	226.2	0.6	1.0%	228.1	2.1	0.9%	207.3	2.0	1.0%	183.2	1.6	0.9%

Total demand deposits	3,374.9	6.2	0.7%	3,209.6	6.7	0.8%	3,299.9	25.4	0.8%	3,068.4	24.9	0.8%	2,765.0	21.1	0.8%

Savings deposits
Domestic
Quetzales	1,160.1	4.4	1.5%	1,045.2	4.0	1.5%	1,083.9	16.3	1.5%	998.8	15.0	1.5%	881.4	13.1	1.5%
Dollars	299.3	0.9	1.3%	266.6	0.8	1.1%	281.1	3.5	1.2%	237.3	2.6	1.1%	197.9	0.9	0.5%

Total domestic	1,459.4	5.3	1.5%	1,311.8	4.7	1.4%	1,365.0	19.8	1.5%	1,236.1	17.6	1.4%	1,079.3	14.0	1.3%
Foreign	382.2	2.1	2.2%	332.3	1.8	2.2%	394.6	7.5	1.9%	279.6	6.9	2.5%	291.2	8.1	2.8%

Total savings deposits	1,841.6	7.4	1.6%	1,644.1	6.5	1.6%	1,759.6	27.3	1.6%	1,515.7	24.5	1.6%	1,370.5	22.1	1.6%

Term deposits
Domestic
Quetzales	2,081.2	32.3	6.2%	1,995.6	33.1	6.6%	1,941.3	126.5	6.5%	1,777.5	120.2	6.8%	1,577.5	108.0	6.8%
Dollars	1,235.7	11.6	3.8%	1,258.7	12.5	4.0%	1,261.7	50.9	4.0%	1,181.2	48.7	4.1%	1,114.2	45.2	4.1%

Total domestic	3,316.9	43.9	5.3%	3,254.3	45.6	5.6%	3,203.0	177.4	5.5%	2,958.7	168.9	5.7%	2,691.7	153.2	5.7%
Foreign	797.2	12.8	6.4%	566.5	9.9	7.0%	623.2	41.9	6.7%	493.0	36.2	7.3%	492.3	38.5	7.8%

Total term deposits	4,114.1	56.7	5.5%	3,820.8	55.5	5.8%	3,826.1	219.3	5.7%	3,451.7	205.1	5.9%	3,184.0	191.7	6.0%

Total deposits from customers	9,330.6	70.3	3.0%	8,674.5	68.8	3.2%	8,885.7	272.0	3.1%	8,035.8	254.5	3.2%	7,319.5	234.9	3.2%

Financial obligations
Domestic
Quetzales	420.0	6.8	6.5%	362.6	6.6	7.3%	369.3	26.5	7.2%	322.8	23.8	7.4%	273.0	21.4	7.8%
Dollars	233.7	3.5	6.0%	234.6	3.7	6.3%	219.2	13.4	6.1%	227.7	15.2	6.7%	226.7	16.0	7.1%

Total domestic	653.7	10.3	6.3%	597.2	10.3	6.9%	588.5	39.9	6.8%	550.5	39.0	7.1%	499.7	37.4	7.5%
Foreign	100.0	1.3	5.0%	58.8	0.6	3.9%	78.5	3.7	4.7%	31.5	2.0	6.3%	50.8	2.9	5.7%

Total financial obligations	753.7	11.5	6.1%	656.0	10.9	6.6%	667.0	43.6	6.5%	582.0	41.0	7.0%	550.5	40.4	7.3%

	Average balance sheet and expense from interest-bearing liabilities for the three-month period ended June 30,						Average balance sheet and expense from interest-bearing liabilities for the years ended March 31,
(US$ in millions, except percentages)	2017			2016			2017			2016			2015
	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate
Loans and borrowings from banks
Domestic
Quetzales	58.7	0.9	6.1%	28.5	0.5	6.7%	35.8	2.5	6.8%	7.9	1.8	22.8%	14.4	2.8	19.7%
Dollars	2,545.0	26.7	4.2%	2,236.4	22.3	4.0%	2,428.0	96.2	4.0%	2,300.8	76.4	3.3%	1,952.0	67.6	3.5%

Total domestic	2,603.7	27.6	4.2%	2,264.9	22.8	4.0%	2,463.8	98.7	4.0%	2,308.7	78.2	3.1%	1,966.4	70.4	3.6%
Foreign	359.1	5.6	6.2%	434.4	5.9	5.5%	397.4	23.1	5.8%	415.0	21.7	5.2%	356.7	20.4	5.7%

Total loans and borrowings from banks	2,962.8	33.2	4.5%	2,699.3	28.8	4.3%	2,861.2	121.8	4.3%	2,723.7	99.9	3.7%	2,323.1	90.8	3.9%

Other financial obligations
Domestic
Quetzales	0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0
Dollars	188.1	4.0	8.5%	187.6	4.0	8.5%	186.3	16.0	8.6%	185.6	15.9	8.6%	185.5	16.2	8.7%

Total domestic	188.1	4.0	8.5%	187.6	4.0	8.5%	186.3	16.0	8.6%	185.6	15.9	8.6%	185.5	16.2	8.7%
Foreign	42.4	0.8	7.6%	42.5	0.8	7.4%	42.4	3.2	7.5%	42.6	3.1	7.3%	44.7	3.3	7.4%

Total other financial obligations	230.5	4.8	8.3%	230.1	4.8	8.3%	228.7	19.2	8.4%	228.2	19.0	8.3%	230.2	19.5	8.5%

Derivative liabilities held for risk management
Domestic
Quetzales	0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0
Dollars	0.5	0.1	78.4%	1.0	0.1	56.8%	0.7	0.4	57.1%	1.4	0.9	64.3%	2.3	1.4	60.9%

Total domestic	0.5	0.1	78.4%	1.0	0.1	56.8%	0.7	0.4	57.1%	1.4	0.9	64.3%	2.3	1.4	60.9%
Foreign	0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0	0.0%

Total derivative liabilities held for risk management	0.5	0.1	78.4%	1.0	0.1	56.8%	0.7	0.4	57.1%	1.4	0.9	64.3%	2.3	1.4	60.9%

Total interest-bearing liabilities
Domestic
Quetzales	5,938.5	49.3	3.3%	5,551.9	49.5	3.6%	5,590.9	192.0	3.4%	5,143.4	180.9	3.5%	4,542.2	162.3	3.6%
Dollars	5,397.3	47.6	3.5%	5,115.0	44.6	3.5%	5,305.9	183.9	3.5%	4,966.6	163.5	3.3%	4,464.5	149.8	3.4%

Total domestic	11,335.8	96.9	3.4%	10,666.9	94.1	3.5%	10,896.8	375.9	3.4%	10,112.0	344.5	3.4%	9,006.7	312.2	3.5%
Foreign	1,942.4	23.0	4.7%	1,660.7	19.6	4.7%	1,764.2	81.5	4.6%	1,469.0	71.9	4.9%	1,418.9	74.8	5.3%

Total interest-bearing liabilities	13,278.2	119.9	3.6%	12,327.6	113.7	3.7%	12,661.0	457.4	3.6%	11,581.0	416.4	3.6%	10,425.6	387.0	3.7%

	Average balance sheet and expense from interest-bearing liabilities for the three-month period ended June 30,						Average balance sheet and expense from interest-bearing liabilities for the years ended March 31,
(US$ in millions, except percentages)	2017			2016			2017			2016			2015
	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate
Non-interest-bearing liabilities
Domestic
Quetzales	945.4			802.6			879.1			752.7			833.6
Dollars	927.5			823.0			863.9			789.7			475.5

Total domestic	1,872.9			1,625.6			1,743.0			1,542.2			1,309.1
Foreign	133.4			140.7			132.1			116.0			195.7

Total non-interest-bearing liabilities	2,006.3			1,766.3			1,892.8			1,668.3			1,504.8

Total interest and non-interest-bearing liabilities
Domestic
Quetzales	6,883.9	49.3	2.9%	6,354.5	49.5	3.1%	6,470.0	192.0	3.0%	5,898.1	180.9	3.1%	5,375.8	162.3	3.0%
Dollars	6,324.8	47.6	3.0%	5,938.0	44.6	3.0%	6,169.8	183.9	3.0%	5,756.3	163.5	2.8%	4,940.0	149.8	3.0%

Total domestic	13,208.7	96.9	2.9%	12,292.5	94.1	3.1%	12,639.8	375.9	3.0%	11,654.4	344.5	3.0%	10,315.8	312.2	3.0%
Foreign	2,075.8	23.0	4.4%	1,801.4	19.6	4.3%	1,896.3	81.5	4.3%	1,585.0	71.9	4.5%	1,614.6	74.8	4.6%

Total interest and non-interest-bearing liabilities	15,284.5	119.9	3.1%	14,093.9	113.7	3.2%	14,536.1	457.4	3.1%	13,239.4	416.4	3.1%	11,930.4	387.0	3.2%

Changes in Interest Income and Expense—Volume and Rate Analysis

The following table allocates, by currency and domicile of our subsidiary, changes in our net interest income due to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rates for the three-month period ended June 30, 2017 compared to the three-month period ended June 30, 2016, for the year ended March 31, 2017 compared to the year ended March 31, 2016 and for the year ended March 31, 2016 compared to the year ended March 31, 2015. Volume and rate variances have been calculated based on the average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume.

(US$ in millions)	June 30, 2017-June 30, 2016 Increase (decrease) due to changes in			March 31, 2017-March 31, 2016 Increase (decrease) due to changes in			March 31, 2016-March 31, 2015 Increase (decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest-earning assets
Interest-earning deposits
Domestic
Quetzal-denominated	0.05	0.01	0.07	(0.10)	(1.20)	(1.30)	1.29	(0.09)	1.20
Dollar-denominated	0.02	0.02	0.04	0.06	0.04	0.10	0.02	(0.02)	0.00
Total domestic	0.08	0.03	0.11	(0.05)	(1.15)	(1.20)	1.31	(0.11)	1.20
Foreign	(0.00)	(0.00)	(0.00)	0.06	0.14	0.20	0.00	0.00	0.00

Total interest-earning deposits	0.07	0.03	0.10	0.01	(1.01)	(1.00)	1.31	(0.11)	1.20

Investment securities
Domestic
Quetzal-denominated	(1.42)	0.64	(0.78)	5.45	(1.75)	3.70	21.25	(13.65)	7.60
Dollar-denominated	0.44	(0.13)	0.31	7.76	(0.94)	6.82	(3.61)	4.49	0.88
Total domestic	(0.98)	0.52	(0.47)	13.21	(2.69)	10.52	17.69	(9.16)	8.48
Foreign	0.61	0.12	0.73	3.44	(2.54)	0.90	4.58	(6.58)	(2.00)

Total investment securities	(0.37)	0.63	0.26	16.65	(5.23)	11.42	22.23	(15.75)	6.48

Repurchase agreements
Domestic
Quetzal-denominated	(0.01)	0.03	0.02	(1.92)	1.72	(0.20)	0.63	0.07	0.70
Dollar-denominated	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total domestic	(0.01)	0.03	0.02	(1.92)	1.72	(0.20)	0.63	0.07	0.70
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total repurchase agreements	(0.01)	0.03	0.02	(1.92)	1.72	(0.20)	0.63	0.07	0.70

Loans
Domestic
Quetzal-denominated	14.89	(0.30)	14.59	51.74	(24.84)	26.90	28.51	5.39	33.90
Dollar-denominated	3.23	0.51	3.74	11.19	0.90	12.09	30.82	(4.91)	25.91
Total domestic	18.12	0.21	18.33	62.93	(23.94)	38.99	59.34	0.48	59.81
Foreign	4.43	(4.03)	0.39	18.78	2.07	20.85	5.81	(3.71)	2.10

Total loans	22.54	(3.82)	18.72	81.71	(21.87)	59.84	65.15	(3.23)	61.91

(US$ in millions)	June 30, 2017-June 30, 2016 Increase (decrease) due to changes in			March 31, 2017-March 31, 2016 Increase (decrease) due to changes in			March 31, 2016-March 31, 2015 Increase (decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
Other receivables, net
Domestic
Quetzal-denominated	0.01	(0.04)	(0.03)	0.21	(0.01)	0.20	0.15	(0.05)	0.10
Dollar-denominated	0.01	0.02	0.02	(0.08)	0.28	0.20	0.06	(0.06)	0.00
Total domestic	0.02	(0.03)	(0.01)	0.14	0.26	0.40	0.21	(0.11)	0.10
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total other receivables, net	0.02	(0.03)	(0.01)	0.14	0.26	0.40	0.21	(0.11)	0.10

Derivatives assets held for risk management
Domestic
Quetzal-denominated	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dollar-denominated	(0.35)	0.55	0.20	(0.40)	0.00	(0.40)	(0.30)	0.00	(0.30)
Total domestic	(0.35)	0.55	0.20	(0.40)	0.00	(0.40)	(0.30)	0.00	(0.30)
Foreign

Total derivatives assets held for risk management	(0.35)	0.55	0.20	(0.40)	0.00	(0.40)	(0.30)	0.00	(0.30)

Total interest-earning assets
Domestic
Quetzal-denominated	13.53	0.34	13.87	55.37	(26.07)	29.30	51.83	(8.33)	43.50
Dollar-denominated	3.35	0.97	4.32	18.53	0.28	18.81	26.99	(0.50)	26.49
Total domestic	16.87	1.31	18.19	73.90	(25.79)	48.11	78.82	(8.83)	69.99
Foreign	5.03	(3.92)	1.12	22.28	(0.33)	21.95	10.39	(10.29)	0.10

Total interest-earning assets	21.90	(2.60)	19.30	96.18	(26.12)	70.06	89.22	(19.13)	70.09

Interest-bearing liabilities
Demand deposits
Domestic
Quetzal-denominated	0.22	(0.62)	(0.40)	1.12	(1.06)	0.06	2.40	0.74	3.14
Dollar-denominated	0.03	(0.13)	(0.10)	0.31	0.05	0.36	0.12	0.12	0.24
Total domestic	0.25	(0.75)	(0.50)	1.43	(0,.01)	0.42	2.52	0.86	3.38
Foreign	0.08	(0.07)	0.01	0.19	(0.09)	0.10	0.23	0.17	0.40

Total demand deposits	0.32	(0.82)	(0.50)	1.62	(1.10)	0.52	2.75	1.03	3.78

Savings deposits
Domestic
Quetzal-denominated	0.43	(0.03)	0.40	1.28	0.02	1.30	1.76	0.14	1.90
Dollar-denominated	0.10	0.08	0.18	0.55	0.35	0.90	0.43	1.27	1.70
Total domestic	0.53	0.05	0.58	1.83	0.37	2.20	2.19	1.41	3.60
Foreign	0.27	(0.04)	0.23	2.19	(1.59)	0.60	(0.29)	(0.91)	(1.20)

Total savings deposits	0.80	0.01	0.82	4.01	(1.21)	2.80	1.91	0.49	2.40

(US$ in millions)	June 30, 2017-June 30, 2016 Increase (decrease) due to changes in			March 31, 2017-March 31, 2016 Increase (decrease) due to changes in			March 31, 2016-March 31, 2015 Increase (decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
Term deposits
Domestic
Quetzal-denominated	1.33	(2.12)	(0.79)	10.67	(4.37)	6.30	13.52	(1.32)	12.20
Dollar-denominated	(0.22)	(0.67)	(0.89)	3.25	(1.05)	2.20	2.76	0.74	3.50
Total domestic	1.11	(2.79)	(1.68)	13.92	(5.42)	8.50	16.29	(0.59)	15.70
Foreign	3.69	(0.84)	2.85	8.75	(3.05)	5.70	0.05	(2.35)	(2.30)

Total term deposits	4.80	(3.63)	1.17	22.68	(8.48)	14.20	16.34	(2.94)	13.40

Financial obligations
Domestic
Quetzal-denominated	0.93	(0.74)	0.19	3.34	(0.64)	2.70	3.67	(1.27)	2.40
Dollar-denominated	(0.01)	(0.18)	(0.20)	(0.52)	(1.28)	(1.80)	0.07	(0.91)	(0.85)
Total domestic	0.92	(0.92)	(0.00)	2.82	(1.92)	0.90	3.74	(2.19)	1.55
Foreign	0.52	0.16	0.67	2.22	(0.52)	1.70	(1.23)	0.31	(0.91)

Total financial obligations	1.43	(0.76)	0.67	5.03	(2.43)	2.60	2.51	(1.87)	0.64

Loans and borrowings from banks
Domestic
Quetzal-denominated	0.46	(0.05)	0.41	1.91	(1.26)	0.65	(1.48)	0.44	(1.04)
Dollar-denominated	3.24	1.14	4.38	5.04	14.76	19.80	11.58	(2.78)	8.80
Total domestic	3.70	1.09	4.79	6.95	13.50	20.45	10.10	(2.34)	7.76
Foreign	(1.17)	0.83	(0.34)	(1.02)	2.42	1.40	3.05	(1.75)	1.30

Total loans and borrowings from banks	2.52	1.93	4.45	5.93	15.92	21.85	13.15	(4.09)	9.06

Other financial obligations
Domestic
Quetzal-denominated	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dollar-denominated	0.01	0.01	0.02	0.06	0.04	0.10	0.01	(0.31)	(0.30)
Total domestic	0.01	0.01	0.02	0.06	0.04	0.10	0.01	(0.31)	(0.30)
Foreign	(0.00)	0.02	0.02	(0.02)	0.12	0.10	(0.15)	(0.05)	(0.20)

Total other financial obligations	0.01	0.03	0.04	0.05	0.15	0.20	(0.14)	(0.36)	(0.50)

Repurchase agreements
Domestic
Quetzal-denominated	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dollar-denominated	0.00	(0.41)	(0.41)	0.14	(0.84)	(0.70)	1.10	0.00	1.10
Total domestic	0.00	(0.41)	(0.41)	0.14	(0.84)	(0.70)	1.10	0.00	1.10
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total other financial obligations	0.00	(0.41)	(0.41)	0.14	(0.84)	(0.70)	1.10	0.00	1.10

(US$ in millions)	June 30, 2017-June 30, 2016 Increase (decrease) due to changes in			March 31, 2017-March 31, 2016 Increase (decrease) due to changes in			March 31, 2016-March 31, 2015 Increase (decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
Derivative liabilities held for risk management
Domestic
Quetzal-denominated	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dollar-denominated	(0.10)	0.05	(0.04)	(0.40)	(0.10)	(0.50)	(0.58)	0.08	(0.50)
Total domestic	(0.10)	0.05	(0.04)	(0.40)	(0.10)	(0.50)	(0.58)	0.08	(0.50)
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total derivative liabilities held for risk management	(0.10)	0.05	(0.04)	(0.40)	(0.10)	(0.50)	(0.58)	0.08	(0.50)

Total interest-bearing liabilities
Domestic
Quetzal-denominated	3.37	(3.55)	(0.19)	18.32	(7.31)	11.01	19.87	(1.27)	18.60
Dollar-denominated	3.05	(0.11)	2.94	8.43	11.93	20.36	15.50	(1.80)	13.69
Total domestic	6.42	(3.66)	2.75	26.75	4.62	31.37	35.37	(3.08)	32.29
Foreign	3.37	0.06	3.44	12.31	(2.71)	9.60	1.67	(4.58)	(2.91)

Total interest-bearing liabilities	9.79	(3.60)	6.19	39.06	1.91	40.97	37.04	(7.66)	29.38

Interest-Earning Assets—Yield and Yield Spread

The following table sets forth, by currency and domicile of our subsidiary, the levels of our average interest-earning assets, net interest income, gross yield, net interest margin and yield spread obtained, for each of the three-month periods ended June 30, 2017 and 2016 and the years ended March 31, 2017, 2016, 2015, 2014 and 2013.

(US$ in millions, except percentages)	For the three-month period ended June 30,(1)		For the year ended March 31,
	2017	2016	2017	2016	2015
Total average interest-earning assets:
Domestic
Quetzales	5,975.2	5,443.3	5,615.9	5,058.9	4,455.6
Dollars	5,105.9	4,817.8	4,999.0	4,656.1	4,154.3

Total domestic	11,081.1	10,261.1	10,614.9	9,715.0	8,609.9
Foreign	2,071.9	1,873.3	1,929.0	1,681.6	1,551.3

Total	13,153.0	12,134.4	12,543.9	11,396.6	10,161.2

Total average interest-bearing liabilities:
Domestic
Quetzales	5,938.5	5,551.9	5,590.9	5,145.4	4,542.2
Dollars	5,397.3	5,115.0	5,305.9	4,966.6	4,464.5

Total domestic	11,335.8	10,666.9	10,896.8	10,112.0	9,006.7
Foreign	1,942.4	1,660.7	1,764.2	1,469.0	1,418.9

Total	13,278.2	12,327.6	12,661.0	11,581.0	10,425.6

Net interest income:
Domestic
Quetzales	81.9	67.8	295.0	276.7	251.8
Dollars	24.6	23.2	100.7	102.2	89.4

Total domestic	106.5	91.0	395.6	378.9	341.2
Foreign	24.9	27.3	106.3	93.9	90.9

Total	131.4	118.3	501.9	472.8	432.0

Gross yield(2)
Domestic
Quetzales	8.8%	8.6%	8.7%	9.0%	9.3%
Dollars	5.7%	5.6%	5.7%	8.7%	5.8%

Total domestic	7.3%	7.2%	7.3%	7.4%	7.6%
Foreign	9.3%	10.0%	9.7%	9.9%	10.7%

Total	7.6%	7.6%	7.6%	7.8%	8.1%

Net interest margin(3)
Domestic
Quetzales	5.5%	5.0%	5.3%	5.5%	5.7%
Dollars	1.9%	1.9%	2.0%	2.2%	2.2%

Total domestic	3.8%	3.5%	3.7%	3.9%	4.0%
Foreign	4.8%	5.8%	5.5%	5.6%	5.9%

Total	4.0%	3.9%	4.0%	4.1%	4.3%

(US$ in millions, except percentages)	For the three-month period ended June 30,(1)		For the year ended March 31,
	2017	2016	2017	2016	2015
Yield spread(4)
Domestic
Quetzales	5.5%	5.1%	5.2%	5.5%	5.7%
Dollars	2.1%	2.1%	2.2%	2.4%	2.4%

Total domestic	3.9%	3.7%	3.8%	4.0%	4.1%
Foreign	4.5%	5.3%	5.1%	5.0%	5.4%

Total	4.0%	4.0%	4.0%	4.2%	4.3%

(1)	For the three-month periods ended June 30, 2017 and 2016, gross yield, net interest margin and yield spread have been annualized.
(2)	Gross yield is calculated as interest income divided by total average interest-earning assets, determined based on monthly ending balances during the applicable period.
(3)	Net interest margin refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances.
(4)	Yield spread is calculated as the difference between gross yield on average interest-earning assets and average rate paid on interest-bearing liabilities.

Investment Portfolio

We only invest in senior unsecured fixed income securities, predominantly sovereign debt of Central American countries, which are highly liquid in international or local markets. As of June 30, 2017, 83.3% of our investment portfolio was invested in securities issued by the Guatemalan government and the Guatemalan Central Bank in the international and domestic capital markets. Our investment portfolio is managed by the responsible committee of each of our subsidiaries (see “Management” section).

The chart below sets forth our book value investment portfolio as of June 30, 2017 and March 31, 2017 and 2016.

(US$ in millions)	As of June 30,	As of March 31,
	2017	2017	2016
Quetzal-denominated
Securities issued or secured by the Guatemalan government(1)	1,493.5	1,586.1	1,532.6
Securities issued or secured by the Guatemalan Central Bank	739.9	783.5	800.3
Securities issued or secured by other financial institutions(2)	13.9	16.1	14.2
Other securities	0.0	0.0	0.0

Total quetzal-denominated	2,247.2	2,385.8	2,347.1

Foreign currency-denominated
Foreign governments
Securities issued or secured by the Salvadoran government(3)	68.7	68.6	65.9
Securities issued or secured by the Honduran Government	193.4	184.0	126.6
Securities issued or secured by the Honduran Central Bank	79.5	74.4	95.9
Securities issued or secured by the Costa Rican government(5)	8.8	8.9	8.9
Securities issued or secured by the Costa Rican Central Bank	0.5	0.5	0.5

Total foreign governments	350.9	336.4	297.8

(US$ in millions)	As of June 30,	As of March 31,
	2017	2017	2016
Other foreign currency-denominated
Securities issued or secured by the Guatemalan government(1)	634.3	639.5	595.7
Securities issued or secured by the Guatemalan Central Bank	10.0	10.1	10.1
Securities issued or secured by other financial institutions(2)	108.3	108.2	98.8
Other securities(4)	103.7	98.4	73.3

Total other foreign currency-denominated	856.3	856.2	778.0

Total foreign currency-denominated	1,207.1	1,192.6	1,075.8

Total debt securities	3,454.3	3,578.4	3,422.9

Equity securities	8.2	8.2	9.4

Total Investment securities	3,462.6	3,586.6	3,432.3

(1)	Includes Guatemalan government bonds and Guatemalan-issued treasuries.
(2)	Reflects investments made in debt securities issued by private financial entities and multilateral institutions.
(3)	Includes Salvadoran government credit notes of public treasury.
(4)	Reflects investments made in debt securities issued by non-financial entities.
(5)	Includes Costa Rican government bonds.

As of June 30, 2017 and March 31, 2017 and 2016, we held securities issued by foreign governments in the principal amounts, as follows.

(US$ in millions) As of June 30,	Issuer	Investment amount book value
2017	El Salvador	68.7
	Honduras	272.9
	Costa Rica	9.3

	Total	350.9

As of March 31,	Issuer	Investment amount book value
2017	El Salvador	68.6
	Honduras	258.4
	Costa Rica	9.4

	Total	336.4

2016	El Salvador	65.9
	Honduras	222.5
	Costa Rica	9.4

	Total	297.8

Maturity Distribution and Average Yield

The following table presents the maturity distribution and weighted average yields as of June 30, 2017 for our securities portfolio.

	As of June 30, 2017
(US$ in millions, except percentages)	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield
Debt securities
Quetzal-denominated
Securities issued or secured by the Guatemalan Government	44.7	8.0%	500.4	8.9%	434.4	7.3%	514.0	8.1%	1,493.5	8.0%
Securities issued or secured by the Guatemalan Central Bank	231.8	6.7%	111.9	9.2%	377.6	7.4%	18.6	6.9%	739.9	7.0%
Securities issued or secured by other financial institutions	11.1	7.0%	2.8	7.1%	—	—	0.00	6.7%	13.9	7.0%
Other securities	—	12.0%	—	—	—	—	—	—	0.0	12.0%

Total Quetzal-denominated	287.6	7.0%	615.1	9.0%	812.0	7.0%	532.5	8.0%	2,247.2	8.0%

Foreign currency-denominated
Securities issued or secured by the Guatemalan Government	—	0.0%	108.2	5.0%	200.8	5.5%	325.3	6.1%	634.3	6.0%
Securities issued or secured by the Guatemalan Central Bank	—	—	10.0	5.0%	—	—	0.0	—	10.0	5.0%
Securities issued or secured by the Costa Rican Government	—	—	—	—	—	—	8.8	6.7%	8.8	7.0%
Securities issued or secured by the Costa Rican Central Bank	—	—	0.5	5.3%	—	—	—	—	0.5	5.0%
Securities issued or secured by the Honduran Government	6.6	13.3%	158.6	9.8%	28.2	10.1%	—	—	193.4	10.0%
Securities issued or secured by the Honduran Central Bank	79.5	1.8%	—	—	—	—	—	—	79.5	2.0%
Securities issued or secured by the Salvadoran Government	8.8	11.8%	—	—	15.4	6.3%	44.5	7.4%	68.7	8.0%
Securities issued or secured by other financial institutions	9.9	8.2%	39.8	5.6%	50.0	6.8%	8.6	—	108.3	6.0%
Other securities	—	—	—	—	103.7	7.1%	—	—	103.7	7.0%

Total foreign currency-denominated	104.8	4.0%	317.1	8.0%	398.1	6.0%	387.1	6.0%	1,207.1	7.0%

Total debt securities	392.4		932.2		1,210.1		919.6		3,454.3

Equity securities									8.2

Total investment securities									3,462.6

The following table presents the maturity distribution and weighted average yields as of March 31, 2017 for our securities portfolio.

	As of March 31, 2017
(US$ in millions, except percentages)	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield
Debt securities
Quetzal-denominated
Securities issued or secured by the Guatemalan Government	83.6	6.2%	504.2	8.8%	474.9	7.4%	523.5	8.1%	1,586.1	8.0%
Securities issued or secured by the Guatemalan Central Bank	275.1	6.3%	113.9	9.3%	380.5	7.4%	14.0	6.9%	783.5	7.0%
Securities issued or secured by other financial institutions	10.5	7.0%	5.5	7.3%	0.0	0.0%	0.06	6.8%	16.1	7.0%
Other securities	0.0	12.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	12.0%

Total Quetzal-denominated	369.2	6.0%	623.6	9.0%	855.3	7.0%	537.6	8.0%	2,385.8	8.0%

Foreign currency-denominated
Securities issued or secured by the Guatemalan Government	11.12	5.3%	109.3	5.0%	193.1	5.5%	325.9	6.1%	639.5	6.0%
Securities issued or secured by the Guatemalan Central Bank	0.0	0.0%	10.1	5.0%	0.0	0.0%	0.0	0.0%	10.1	5.0%
Securities issued or secured by the Costa Rican government	0.0	0.0%	0.0	0.0%	0.0	0.0%	8.9	6.7%	8.9	7.0%
Securities issued or secured by the Costa Rican Central Bank	0.0	0.0%	0.5	5.3%	0.0	0.0%	0.0	0.0%	0.5	5.0%
Securities issued or secured by the Honduran Government	6.38	13.3%	155.0	9.8%	22.5	10.1%	0.0	0.0%	184.0	10.0%
Securities issued or secured by the Honduran Central Bank	74.4	1.9%	0.0	0.0%	0.0	0.0%	0.0	0.0%	74.40	2.0%
Securities issued or secured by the Salvadoran Government	8.7	11.8%	0.0	0.0%	15.2	6.3%	44.7	7.4%	68.6	8.0%
Securities issued or secured by other financial institutions	9.1	8.6%	40.4	5.6%	50.7	6.8%	8.0	0.0%	108.2	6.0%
Other securities	0.0	0.0%	0.0	0.0%	98.4	7.2%	0.0	0.0%	98.4	7.0%

Total foreign currency-denominated	109.7	4.0%	315.5	7.0%	379.9	6.0%	387.6	6.0%	1,192.6	7.0%

Total debt securities	478.9		939.1		1,235.2		925.2		3,578.4

Equity securities									8.2

Total investment securities									3,586.6

As of June 30, 2017, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

(US$ in millions)	As of June 30, 2017
	Issuer	Book value	Market value
Securities issued or secured by the Guatemalan Government	Ministry of Finance	2,127.8	2,081.7
Securities issued or secured by the Guatemalan Central Bank	Banco de Guatemala	749.9	738.2
Securities issued or secured by the Honduran Government	Secretaría de Finanzas	193.0	192.9
Securities issued or secured by the Honduran Central Bank	Banco Central de Honduras	79.5	79.5
Securities issued or secured by the Salvadoran Government	Dirección General de Tesorería del Ministerio de Hacienda	68.7	65.9
Other securities	Comunicaciones Celulares, S.A.	44.9	44.4

Total		3,263.7	3,202.7

As of March 31, 2017, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

(US$ in millions)	As of March 31, 2017
	Issuer	Book value	Market value
Securities issued or secured by the Guatemalan Government	Ministry of Finance	2,225.6	2,313.0
Securities issued or secured by the Guatemalan Central Bank	Banco de Guatemala	793.6	777.9
Securities issued or secured by the Honduran Government	Secretaría de Finanzas	183.5	183.4
Securities issued or secured by the Honduran Central Bank	Banco Central de Honduras	74.4	74.4
Securities issued or secured by the Salvadoran Government	Dirección General de Tesorería del Ministerio de Hacienda	68.6	68.5
Other securities	Comunicaciones Celulares, S.A.	44.1	44.2

Total		3,389.9	3461.4

Loan Portfolio

The balance of our total net loan portfolio was US$9,027.6 million as of June 30, 2017, compared to US$8,834.4 million as of March 31, 2017, an increase of US$193.2 million, or 2.2%. This growth reflects higher lending in commercial and retail markets as well as greater penetration of the unbanked population in the region, greater participation in syndicated lending and increased lending activity. As of June 30, 2017, 73.6% of our loan portfolio was comprised of commercial loans (which include corporate and SME loans) and 26.4% was comprised of retail loans As of March 31, 2017, 73.9% of our loan portfolio was comprised of commercial loans (which include corporate and SME loans) and 26.1% was comprised of retail loans. As of March 31, 2016, 74.7% of our total loan portfolio was comprised of commercial loans and 25.3% was comprised of retail loans. As of March 31, 2015, 74.8% of our total loan portfolio was comprised of commercial loans and 25.2% was comprised of retail loans. As of March 31, 2014, 75.1% of our total loan portfolio was comprised of commercial loans and 24.9% was comprised of retail loans. As of March 31, 2013, 75.6% of our loan portfolio was comprised of commercial loans and 24.4% was comprised of retail loans.

The average yield on our loan portfolio for the three-month period ended June 30, 2017 was 8.2%, down from 8.3% for the corresponding period in 2016. The average yield on our Domestic loan portfolio (which includes our loan portfolio placed by our Guatemalan banking subsidiaries) for the three-month period ended June 30, 2017 was 7.8% up from 7.6% for the corresponding period in 2016. The average yield on our Foreign loan portfolio (which includes our loan portfolio placed by our Honduran, Salvadoran and Panamanian banking subsidiaries) for the three-month period ended June 30, 2017 was 10.4%, down from 11.6% for the corresponding period in 2016.

The following table presents our loan portfolio classified into corporate, SME, consumer, microfinance and mortgage loans for the periods indicated.

(US$ in millions, except percentages)	As of June 30,		As of March 31,
	2017		2017		2016		2015		2014		2013
Domestic Loan Portfolio
Corporate
Loans	5,025.3	55.1%	4,910.6	55.0%	4,463.6	56.0%	4,038.6	56.0%	3,537.4	54.7%	3,107.5	55.4%
Discounted documents	89.7	1.0%	90.4	1.0%	88.5	1.1%	84.8	1.2%	86.5	1.3%	64.0	1.1%
Factoring	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.7	0.0%	1.6	0.0%	2.5	0.0%
Credit cards	0.0	0.0%	0.1	0.0%	0.2	0.0%	0.2	0.0%	0.2	0.0%	0.2	0.0%
Financial leasing	30.6	0.3%	32.3	0.4%	30.4	0.4%	41.8	0.6%	46.2	0.7%	36.5	0.7%

Total	5,145.6	56.4%	5,033.4	56.4%	4,582.8	57.5%	4,166.2	57.8%	3,671.9	56.8%	3,210.6	57.3%

SME
Loans	337.2	3.7%	332.8	3.7%	307.7	3.9%	293.1	4.1%	264.2	4.1%	230.8	4.1%
Discounted documents	33.2	0.4%	32.4	0.4%	28.5	0.4%	29.7	0.4%	16.5	0.3%	22.8	0.4%
Factoring	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Loans in deposit accounts	0.4	0.0%	0.2	0.0%	0.8	0.0%	0.8	0.0%	0.5	0.0%	0.6	0.0%
Credit cards	14.8	0.2%	14.3	0.2%	12.6	0.2%	11.9	0.2%	11.9	0.2%	10.4	0.2%
Financial leasing	9.8	0.1%	9.8	0.1%	12.3	0.2%	7.0	0.1%	5.8	0.1%	6.9	0.1%

Total	395.4	4.3%	389.5	4.4%	361.9	4.5%	342.5	4.7%	299.0	4.6%	271.4	4.8%

Consumer
Loans	527.0	5.8%	511.0	5.7%	426.7	5.4%	381.3	5.3%	328.4	5.1%	264.5	4.7%
Discounted documents	0.3	0.0%	0.4	0.0%	0.9	0.0%	0.7	0.0%	1.0	0.0%	1.1	0.0%
Temporary overdrafts	7.3	0.1%	8.7	0.1%	14.8	0.2%	13.6	0.2%	17.8	0.3%	22.6	0.4%
Loans in deposit accounts	1.0	0.0%	0.9	0.0%	1.0	0.0%	1.1	0.0%	1.8	0.0%	1.8	0.0%
Credit cards	323.1	3.5%	307.4	3.4%	278.0	3.5%	273.9	3.8%	239.5	3.7%	196.2	3.5%
Financial leasing	0.2	0.0%	0.2	0.0%	0.2	0.0%	0.2	0.0%	0.4	0.0%	0.4	0.0%

Total	859.0	9.4%	828.6	9.3%	721.6	9.1%	670.8	9.3%	588.9	9.1%	486.7	8.7%

Microfinance
Loans	63.1	0.7%	60.5	0.7%	48.4	0.6%	36.9	0.5%	27.7	0.4%	23.4	0.4%
Discounted documents	0.2	0.0%	0.2	0.0%	0.3	0.0%	0.3	0.0%	0.2	0.0%	0.2	0.0%
Credit cards	16.1	0.2%	15.6	0.2%	15.2	0.2%	14.3	0.2%	12.4	0.2%	10.3	0.2%
Financial leasing	0.7	0.0%	0.7	0.0%	1.5	0.0%	0.3	0.0%	0.2	0.0%	0.2	0.0%

Total	80.1	0.9%	77.0	0.9%	65.4	0.8%	51.8	0.7%	40.5	0.6%	34.1	0.6%

Mortgage

Loans	1,049.1	11.5%	1,018.8	11.4%	847.7	10.6%	709.5	9.8%	596.9	9.2%	512.5	9.1%

Total	1,049.1	11.5%	1,018.8	11.4%	847.7	10.6%	709.5	9.8%	596.9	9.2%	512.5	9.1%

Total domestic loan portfolio	7,529.2	82.6%	7,347.3	82.3%	6,579.3	82.5%	5,940.8	82.4%	5,197.2	80.3%	4,515.4	80.5%
(-) Allowance for domestic portfolio	(72.4)	-0.8%	(67.8)	(0.8)%	(73.0)	(0.9)%	(63.5)	(0.9)%	(83.9)	(1.3)%	(84.4)	(1.5)%

Total domestic portfolio, net	7,456.8	81.8%	7,279.5	81.6%	6,506.4	81.6%	5,877.3	81.5%	5,113.2	79.0%	4,431.0	79.0%

Foreign loan portfolio
Corporate
Loans	934.4	10.2%	941.0	10.5%	791.0	9.9%	714.5	9.9%	721.5	11.2%	608.3	10.9%
Discounted documents	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Credit cards	2.1	0.0%	1.6	0.0%	1.2	0.0%	1.4	0.0%	1.3	0.0%	1.4	0.0%

Total	936.5	10.3%	942.6	10.6%	792.2	9.9%	716.0	9.9%	722.8	11.2%	609.7	10.9%

(US$ in millions, except percentages)	As of June 30,		As of March 31,
	2017		2017		2016		2015		2014		2013
SME
Loans	191.3	2.1%	186.8	2.1%	185.8	2.3%	169.2	2.3%	162.5	2.5%	145.4	2.6%
Discounted documents	4.8	0.1%	4.6	0.1%	2.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Credit cards	5.2	0.1%	4.8	0.1%	4.5	0.1%	3.7	0.1%	2.9	0.0%	2.8	0.0%

Total	201.3	2.2%	196.1	2.2%	192.3	2.4%	172.9	2.4%	165.4	2.6%	148.2	2.6%

Consumer
Loans	121.1	1.3%	112.2	1.3%	94.4	1.2%	72.3	1.0%	65.9	1.0%	45.0	0.8%
Credit cards	39.4	0.4%	38.3	0.4%	36.8	0.5%	35.5	0.5%	42.5	0.7%	36.8	0.7%

Total	160.5	1.8%	150.5	1.7%	131.2	1.6%	107.8	1.5%	108.4	1.7%	81.8	1.5%

Microfinance
Loans	30.7	0.3%	29.8	0.3%	25.7	0.3%	20.5	0.3%	16.0	0.2%	10.3	0.2%

Total	30.7	0.3%	29.8	0.3%	25.7	0.3%	20.5	0.3%	16.0	0.2%	10.3	0.2%

Mortgage
Loans	260.9	2.9%	256.5	2.9%	251.0	3.1%	255.1	3.5%	260.3	4.0%	240.5	4.3%

Total	260.9	2.9%	256.5	2.9%	251.0	3.1%	255.1	3.5%	260.3	4.0%	240.5	4.3%

Total foreign loan portfolio	1,589.9	17.4%	1,575.4	17.7%	1,392.5	17.5%	1,272.2	17.6%	1,272.9	19.7%	1,090.5	19.5%

(-) Allowance for foreign loan portfolio	(19.2)	-0.2%	(20.5)	(0.2)%	(18.9)	(0.2)%	(21.3)	(0.3)%	(13.8)	(0.2)%	(9.6)	(0.2)%

Total foreign loan portfolio, net	1,570.7	17.2%	1,554.9	17.4%	1,373.6	17.2%	1,250.9	17.3%	1,259.1	19.5%	1,081.0	19.3%
Total Loan Portfolio	9,119.1	100.0%	8,922.7	100.0%	7,971.8	100.0%	7,213.0	100.0%	6,470.1	100.0%	5,605.9	100.0%

(-) Allowance for total loan portfolio	(91.5)	-1.0%	(88.3)	(1.0)%	(91.8)	(1.2)%	(84.8)	(1.2)%	(97.7)	(1.5)%	(93.9)	(1.7)%

Total Loan Portfolio, net	9,027.6	99.0%	8,834.4	99.0%	7,880.0	98.8%	7,128.2	98.8%	6,372.3	98.5%	5,512.0	98.3%

•	Corporate and SME loans: commercial loans granted to companies to carry out economic activities. Corporate loans are loans granted above US$650,000. SME loans are loans granted in an aggregate principal amount between US$20,800 and US$650,000.

•	Consumer loans: consumer loans granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services, in an aggregate principal amount up to US$390,000.

•	Microfinance loans: loans granted to companies or individuals for the purpose of encouraging micro businesses and entrepreneurs in different economic activities, in an aggregate principal amount up to US$20,800.

•	Mortgages: loans granted to individuals for the purchase of new or used housing or to build a home.

Maturity and Interest Rate Sensitivity of Loans

The following table presents the maturities of our loan portfolio as of June 30, 2017.

(US$ in millions)	As of June 30, 2017
	Due in one year or less	Due from one to five years	Due after five years	Total
Domestic loan portfolio
Corporate
Loans	1,019.5	633.7	3,372.1	5,025.3
Discounted documents	40.0	36.7	13.0	89.7
Credit cards	0.0	0.0	0.0	0.0
Financial leasing	0.5	19.2	10.9	30.6

Total	1,059.9	689.7	3,396.0	5,145.6

SME
Loans	67.1	118.0	152.1	337.2
Discounted documents	21.6	8.5	3.1	33.2
Loans in deposit accounts	0.4	0.0	0.0	0.4
Credit cards	6.0	8.7	0.0	14.8
Financial leasing	0.9	6.2	2.6	9.8

Total	96.2	141.4	157.8	395.4

Consumer
Loans	47.5	347.7	131.8	527.0
Discounted documents	0.1	0.3	0.0	0.3
Temporary overdrafts	7.3	0.0	0.0	7.3
Loans in deposit accounts	1.0	0.0	0.0	1.0
Credit cards	93.7	229.4	0.0	323.1
Financial leasing	0.0	0.2	0.0	0.2

Total	149.6	577.5	131.8	859.0

Microfinance
Loans	18.0	44.5	0.6	63.1
Discounted documents	0.0	0.1	0.0	0.2
Credit cards	6.5	9.6	0.0	16.1
Financial leasing	0.1	0.4	0.2	0.7

Total	24.7	54.6	0.8	80.1

Mortgage
Loans	1.4	37.2	1,010.5	1,049.1

Total	1.4	37.2	1,010.5	1,049.1

Total domestic loan portfolio	1,331.7	1,500.5	4,696.9	7,529.2
(-) Allowance for domestic loan portfolio	(21.1)	(28.6)	(22.7)	(72.4)

Total domestic loan portfolio, net	1,310.7	1,471.9	4,674.3	7,456.8

Foreign loan portfolio
Corporate
Loans	227.2	121.7	585.6	934.4
Credit cards	2.1	0.0	0.0	2.1

Total	229.3	121.7	585.6	936.5

(US$ in millions)	As of June 30, 2017
	Due in one year or less	Due from one to five years	Due after five years	Total
SME
Loans	33.9	51.9	105.5	191.3
Discounted documents	4.7	0.1	0.0	4.8
Credit cards	5.2	0.0	0.0	5.2

Total	43.8	52.0	105.5	201.3

Consumer
Loans	3.2	93.5	24.4	121.1
Credit cards	39.4	0.0	0.0	39.4

Total	42.6	93.5	24.4	160.5

Microfinance
Loans	4.8	24.8	1.1	30.7

Total	4.8	24.8	1.1	30.7

Mortgage
Loans	0.1	6.0	254.8	260.9

Total	0.1	6.0	254.8	260.9

Total foreign loan portfolio	320.6	297.9	971.4	1,589.9
(-) Allowance for foreign loan Portfolio	(6.0)	(7.1)	(6.0)	(19.2)

Total foreign loan portfolio, net	314.6	290.8	965.4	1,570.7

Total loan portfolio	1,652.3	1,798.4	5,668.3	9,119.1
(-) Allowance for total loan Portfolio	(27.1)	(35.8)	(28.7)	(91.5)

Total loan portfolio, net	1,625.2	1,762.6	5,639.7	9,027.6

The following table presents the maturities of our loan portfolio as of March 31, 2017.

(US$ in millions)	As of March 31, 2017
	Due in one year or less	Due from one to five years	Due after five years	Total
Domestic loan portfolio
Corporate
Loans	1,016.6	661.3	3,232.7	4,910.6
Discounted documents	36.2	40.9	13.3	90.4
Credit cards	0.0	0.0	0.0	0.1
Financial leasing	0.5	20.6	11.2	32.3

Total	1,053.4	722.9	3,257.2	5,033.4

SME
Loans	70.3	115.6	146.9	332.8
Discounted documents	20.7	9.1	2.6	32.4
Loans in deposit accounts	0.2	0.0	0.0	0.2
Credit cards	5.4	8.9	0.0	14.3
Financial leasing	0.9	6.3	2.6	9.8

Total	97.5	139.9	152.1	389.5

(US$ in millions)	As of March 31, 2017
	Due in one year or less	Due from one to five years	Due after five years	Total
Consumer
Loans	49.0	332.0	130.0	511.0
Discounted documents	0.1	0.3	0.0	0.4
Temporary overdrafts	8.7	0.0	0.0	8.7
Loans in deposit accounts	0.9	0.0	0.0	0.9
Credit cards	78.7	228.6	0.0	307.4
Financial leasing	0.0	0.2	0.0	0.2

Total	137.4	561.1	130.0	828.6

Microfinance
Loans	17.5	42.5	0.6	60.5
Discounted documents	0.0	0.1	0.0	0.2
Credit cards	5.6	10.0	0.0	15.6
Financial leasing	0.1	0.5	0.2	0.7

Total	23.2	53.1	0.8	77.0

Mortgage
Loans	1.3	36.4	981.1	1,018.8

Total	1.3	36.4	981.1	1,018.8

Total domestic loan portfolio	1,312.7	1,513.4	4,521.2	7,347.3
(-) Allowance for domestic loan portfolio	(18.6)	(27.3)	(21.9)	(67.8)

Total domestic loan portfolio, net	1,294.1	1,486.1	4.499.3	7,279.5

Foreign loan portfolio
Corporate
Loans	244.7	102.7	593.6	941.0
Credit cards	1.6	0.0	0.0	1.6

Total	246.3	102.7	593.6	942.6

SME
Loans	32.8	50.6	103.3	186.8
Discounted documents	4.5	0.1	0.0	4.6
Credit cards	4.8	0.0	0.0	4.8

Total	42.1	50.7	103.3	196.1

Consumer
Loans	3.4	85.9	22.9	112.2
Credit cards	38.3	0.0	0.0	38.3

Total	41.7	85.9	22.9	150.5

Microfinance
Loans	4.5	24.2	1.1	29.8

Total	4.5	24.2	1.1	29.8

Mortgage
Loans	0.2	5.8	250.4	256.5

Total	0.2	5.8	250.4	256.5

(US$ in millions)	As of March 31, 2017
	Due in one year or less	Due from one to five years	Due after five years	Total
Total foreign loan portfolio	334.7	269.4	971.3	1,575.4
(-) Allowance for foreign loan Portfolio	(6.1)	(6.8)	(7.6)	(20.5)

Total foreign loan portfolio, net	328.6	262.5	963.8	1,554.9

Total loan portfolio	1,647.3	1,782.8	5,492.5	8,922.7
(-) Allowance for total loan Portfolio	(24.7)	(34.1)	(29.5)	(88.3)

Total loan portfolio, net	1,622.7	1,748.7	5,463.0	8,834.4

The following table presents the interest rate sensitivity of our loan portfolio with a maturity of one year or less and with a maturity of more than one year as of June 30, 2017 and March 31, 2017.

(US$ in millions)	As of June 30,	As of March 31,
	2017	2017
Loans with maturity of one year or less
Variable rate:
Domestic	1,173.7	1,169.5
Foreign	263.8	281.7

Total	1,437.6	1,451.3

Fixed rate:
Domestic	102.9	101.1
Foreign	56.8	53.1
Total	159.7	154.1

Total loans with maturity of one year or less	1,597.2	1,605.4

Loans with maturity of more than one year
Variable Rate:
Domestic	6,050.0	5,855.9
Foreign	1,069.1	1,077.4

Total	7,119.1	6,933.4

Fixed rate:
Domestic	367.2	357.4
Foreign	35.6	26.5

Total	402.7	383.9

Total loans with maturity of more than one year	7,521.9	7,317.3

Total loan portfolio	9,119.1	8,922.7

Loan Portfolio by Economic Activity

We believe our loan portfolio is well diversified in terms of economic sectors, with borrowers distributed among the following segments: agribusiness, commerce, construction, consumer, utilities, financial institutions and commercial real estate, mining, manufacturing, services and transportation and storage. The following table sets forth our loan portfolio by the indicated categories as of June 30, 2017, March 31, 2017, March 31, 2016, March 31, 2015, March 31, 2014 and March 31, 2013.

(US$ in millions, except percentages)	As of June 30,		As of March 31,
	2017		2017		2016		2015		2014		2013
Agriculture, livestock, forestry, hunting and fishing	514.6	5.6%	537.0	6.0%	385.4	4.8%	409.9	5.7%	222.5	3.4%	184.4	3.3%
Commerce	964.6	10.6%	940.5	10.5%	959.0	12.0%	828.0	11.5%	886.8	13.7%	827.6	14.8%
Construction	574.0	6.3%	545.1	6.1%	466.6	5.9%	471.9	6.5%	569.4	8.8%	509.1	9.1%
Consumer	2,344.5	25.7%	2,247.9	25.2%	1,957.8	24.6%	1,766.0	24.5%	1,326.9	20.5%	1,118.9	20.0%
Utilities	1,102.9	12.1%	1,068.0	12.0%	880.3	11.0%	643.9	8.9%	525.9	8.1%	412.3	7.4%
Financial institutions and commercial real estate	1,148.2	12.6%	1,095.8	12.3%	1,069.4	13.4%	1,045.6	14.5%	934.4	14.4%	825.2	14.7%
Mining	0.2	0.0%	14.9	0.2%	2.1	0.0%	0.1	0.0%	6.3	0.1%	4.3	0.1%
Manufacturing	1,719.7	18.9%	1,727.7	19.4%	1,618.2	20.3%	1,716.3	23.8%	1,437.1	22.2%	1,205.1	21.5%
Services	678.8	7.4%	680.0	7.6%	565.8	7.1%	282.0	3.9%	474.2	7.3%	311.1	5.5%
Transportation and storage	71.8	0.8%	65.9	0.7%	67.3	0.8%	49.4	0.7%	86.6	1.3%	208.1	3.7%

Total loan portfolio	9,119.1	100.0%	8,922.7	100.0%	7,971.8	100.0%	7,213.0	100.0%	6,470.1	100.0%	5,605.9	100.0%

(-) Allowance for loan portfolio	(91.5)		(88.3)		(91.8)		(84.8)		(97.7)		(93.9)

Total loan portfolio, net	9,027.6		8,834.4		7,880.0		7,128.2		6,372.3		5,512.0

Credit Categories

The following tables present our loan portfolio, for the purpose of credit risk evaluation in effect as of June 30, 2017, March 31, 2017, March 31, 2016, March 31, 2015, March 31, 2014 and March 31, 2013.

(US$ in millions)	As of June 30,	As of March 31,
	2017	2017	2016	2015	2014	2013
Domestic loan Portfolio
Corporate	5,145.6	5,033.4	4,582.8	4,166.2	3,671.9	3,210.6
SME	395.4	389.5	361.9	342.5	299.0	271.4
Consumer	859.0	828.6	721.6	670.8	588.9	486.7
Microfinance	80.1	77.0	65.4	51.8	40.5	34.1
Mortgage	1,049.1	1,018.8	847.7	709.5	596.9	512.5

Total domestic loan portfolio	7,529.2	7,347.3	6,579.3	5,940.8	5,197.2	4,515.4

(-) Allowance for domestic loan portfolio	(72.4)	(67.8)	(73.0)	(63.5)	(83.9)	(84.4)

Total domestic loan portfolio, net	7,456.8	7,279.5	6,506.4	5,877.3	5,113.2	4,431.0

Foreign loan portfolio
Corporate	936.5	942.6	792.2	716.0	722.8	609.7
SME	201.3	196.1	192.3	172.9	165.4	148.2
Consumer	160.5	150.5	131.2	107.8	108.4	81.8
Microfinance	30.7	29.8	25.7	20.5	16.0	10.3
Mortgage	260.9	256.5	251.0	255.1	260.3	240.5

Total foreign loan portfolio	1,589.9	1,575.4	1,392.5	1,272.2	1,272.9	1,090.5

(-) Allowance for foreign loan portfolio	(19.2)	(20.5)	(18.9)	(21.3)	(13.8)	(9.6)

Total foreign loan portfolio, net	1,570.7	1,554.9	1,373.6	1,250.9	1,259.1	1,081.0

Total loan portfolio	9,119.1	8,922.7	7,971.8	7,213.0	6,470.1	5,605.9

(-) Allowance for total loan portfolio	(91.5)	(88.3)	(91.8)	(84.8)	(97.7)	(93.9)

Total loan portfolio, net	9,027.6	8,834.4	7,880.0	7,128.2	6,372.3	5,512.0

Grading of Loan Portfolio

We classify our loans into five risk categories, depending on the degree of the debtors’ risk of nonpayment. These categories are grouped according to the debtors´ repayment performance and are described as follows.

Category	Risk
A	Normal risk
B	More than normal risk
C	With expected losses
D	Significant expected losses
E	High default risk

As described below, grading criteria applies to corporate loans, which consist of corporate and SME loans; and to retail banking loans, which consist of consumer loans, microfinance and mortgage loans.

Grade A

Debtors of corporate loans classified in this category have complied with their obligations in a timely fashion and, at the time of the assessment there are no reasons for doubting the repayment of capital and interest thereon on the agreed-upon dates. Also, there are no reasons to believe that their status will change before the next assessment. In assessing a loan as Category A, the use of the funds and the source of the cash flows to be used in repaying the loan should be known and the repayment is less than 30 days past due. Retail banking loans are classified as Category A if payments are made when due or up to 29 days past due.

Grade B

Debtors of corporate loans classified in this category are those that show certain deficiencies at the time of the assessment which, if not corrected on a timely fashion, may lead to higher level of risks in respect of the loan recovery. Certain common characteristics of loans in this category include delays in the repayment of loans that were promptly paid (less than 91 days past due) and an outdated or lack of information required for analyzing the repayment capacity. Retail banking loans are classified in Category B when payments are between 31 and 60 days past due.

Grade C

Debtors of corporate loans classified in this category show financial difficulties. Additionally, corporate loans are classified in this category when payments are between 91 and 180 days past due. Retail banking loans are classified in Category C when payments are between 61 and 120 days past due.

Grade D

Debtors of corporate loans classified in this category have certain characteristics that result in doubtful recovery of the loan. Despite the fact that the recovery of the loan is doubtful, there is a reasonable possibility that in the near future the debtor’s creditworthiness will improve. Furthermore, corporate loans are classified as Category D when payments are between 181 and 365 days past due. Retail banking loans are classified in Category D when payments are between 121 and 180 days past due.

Grade E

Corporate loans included in this category show major financial and operational difficulties as well as a significant possibility that in the near future the customer’s payment capacity will worsen. Corporate loans are classified in this category when payments are over 365 days past due. Retail banking loans are classified in Category E when payments are over 180 days past due.

Loan Portfolio Risk Classification for Loan Losses

The following table sets forth our loan portfolio by risk category as of June 30, 2017, March 31, 2017, March 31, 2016, March 31, 2015, March 31, 2014 and March 31, 2013.

(US$ in millions, except percentages)	As of June 30,		As of March 31,
	2017		2017		2016		2015		2014		2013
Domestic loan portfolio
“A” Normal risk	7,295.5	96.9%	7,129.5	97.0%	6,384.8	97.0%	5,761.3	97.0%	4,984.1	95.9%	4,329.5	95.9%
“B” More than normal risk	144.5	1.9%	133.6	1.8%	108.6	1.7%	108.7	1.8%	114.8	2.2%	94.7	2.1%
“C” With expected losses	35.7	0.5%	35.6	0.5%	36.3	0.6%	22.2	0.4%	19.8	0.4%	13.5	0.3%
“D” Significant expected losses	19.8	0.3%	19.1	0.3%	16.8	0.3%	13.3	0.2%	10.5	0.2%	8.9	0.2%
“E” High default risk	33.7	0.4%	29.6	0.4%	32.8	0.5%	35.2	0.6%	68.6	1.3%	69.5	1.5%

Total domestic loan portfolio	7,529.2	100.0%	7,347.3	100.0%	6,579.3	100.0%	5,940.8	100.0%	5,197.8	100.0%	4,516.0	100.0%

“C,” “D” and “E” as a percentage of total domestic loan portfolio		1.2%		1.1%		1.3%		1.2%		1.9%		2.0%
Foreign loan portfolio
“A” Normal risk	1,538.9	96.8%	1,522	96.6%	1,333.7	95.9%	1,194.1	93.9%	1,199.4	94.3%	1,020.1	93.6%
“B” More than normal risk	28.8	1.8%	37.7	2.1%	33.5	2.4%	55.1	4.3%	55.4	4.4%	55.5	5.1%
“C” With expected losses	10.1	0.6%	8.2	0.5%	9.6	0.7%	11.2	0.9%	9.5	0.7%	10.4	1.0%
“D” Significant expected losses	4.3	0.3%	4.3	0.3%	6.2	0.4%	5.9	0.5%	5.2	0.4%	2.4	0.2%
“E” High default risk	7.7	0.5%	8.3	0.5%	7.5	0.5%	5.8	0.5%	2.8	0.2%	1.6	0.1%

Total foreign loan portfolio	1,589.9	100.0%	1,575.4	100.0%	1,392.5	100.0%	1,272.2	100.0%	1,272.3	100.0%	1,089.9	100.0%

“C,” “D” and “E” as a percentage of total foreign loan portfolio		1.4%		1.3%		1.7%		1.8%		1.4%		1.3%
“C,” “D” and “E” as a percentage of total loan portfolio		1.2%		1.2%		1.4%		1.3%		1.8%		1.9%

Total loan portfolio	9,119.1		8,922.7		7,971.8		7,213.0		6,470.1		5,605.9

Allowances for total loan portfolio	(91.5)		(88.3)		(91.9)		(84.8)		(97.7)		(93.9)

Total loan portfolio, net	9,027.6		8,834.4		7,880.0		7,128.2		6,372.3		5,512.0

Non-Accrual Loans, NPL and Troubled Debt Restructured Loans

Non-Accrual Loans

The following table presents (i) loans accounted for on a non-accrual basis classified into Domestic and Foreign loans, (ii) the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and (iii) the amount of interest income on those loans that was included in net income for that period.

Non-accrual loans refer to loans that are considered non-performing and are no longer accruing interest.

(US$ in millions)	As of and for the three-month period ended June 30, 2017
	Amount of loans	Gross interest income	Interest income included in net incomes for the period
Domestic	16.3	1.3	0.2
Foreign	0.0	0.0	0.0

Total non-accrual loan portfolio	16.3	1.3	0.2

(US$ in millions)	As of and for the year ended March 31, 2017
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	14.1	3.6	1.7
Foreign	0.0	0.0	0.0

Total non-accrual loan portfolio	14.1	3.6	1.7

(US$ in millions)	As of and for the year ended March 31, 2016
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	19.9	4.3	2.7
Foreign	0.0	0.0	0.0

Total non-accrual loan portfolio	19.9	4.3	2.7

(US$ in millions)	As of and for the year ended March 31, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	17.5	5.0	2.7
Foreign	0.0	0.0	0.0

Total non-accrual loan portfolio	17.5	5.0	2.7

NPL

The following table presents (i) NPL, classified into Domestic and Foreign loans, (ii) the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and (iii) the amount of interest income on those loans that was included in net income for that period.

(US$ in millions)	As of and for the three-month period ended June 30, 2017
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	78.5	6.3	6.3
Foreign	19.5	1.8	1.8

Total NPL	98.0	8.1	8.1

(US$ in millions)	As of and for the year ended March 31, 2017
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	74.0	5.9	5.9
Foreign	18.1	1.8	1.8

Total NPL	92.1	7.7	7.7

(US$ in millions)	As of and for the year ended March 31, 2016
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	77.0	5.1	4.0
Foreign	21.2	1.8	1.8

Total NPL	98.2	6.9	5.8

(US$ in millions)	As of and for the year ended March 31, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	62.1	5.2	4.2
Foreign	19.0	1.4	1.4

Total NPL	81.1	6.6	5.6

Troubled Debt Restructured Loans

The following tables present (i) troubled debt restructured loans classified into Domestic and Foreign loans, (ii) the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and (iii) the amount of interest income on those loans that was included in net income for that period.

Troubled debt restructured loans are those in which the original terms of the loan (balance, term, payment plan, rate or guarantees) have been significantly amended because of material difficulties in the repayment capacity of a debtor.

(US$ in millions)	As of and for the three-month period ended June 30, 2017
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	2.3	0.0	0.0
Foreign	3.5	0.0	0.0

Total troubled debt restructured loans	5.8	0.1	0.1

(US$ in millions)	As of and for the year ended March 31, 2017
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	2.8	0.2	0.2
Foreign	3.0	0.3	0.3

Total troubled debt restructured loans	5.7	0.5	0.5

(US$ in millions)	As of and for the year ended March 31, 2016
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	0.9	0.1	0.1
Foreign	2.1	0.2	0.2

Total troubled debt restructured loans	2.9	0.3	0.3

(US$ in millions)	As of and for the year ended March 31, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	1.9	0.2	0.2
Foreign	12.9	1.3	1.3

Total troubled debt restructured loans	14.8	1.5	1.5

Loan Concentrations

As of June 30, 2017 we do not have any concentration of loans exceeding 10% of total loans.

Potential problem loans

In order to carefully monitor the credit risk associated with clients, our subsidiaries have established weekly reports to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties complying with their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Our subsidiaries also monitor the credit risk associated with these clients. Potential problem loans are primarily those classified as “B” pursuant to our risk qualification. As of June 30, 2017 and March 31, 2017, US$173.3 million, or 1.9% of total loans, and US$171.3 million, or 1.9% of total loans, respectively, were classified as potential problem loans under these guidelines.

Allowance for Loan Losses

We record allowance for loan losses in accordance with our best estimate of incurred losses on our loan portfolio, in accordance with IFRS standards. The main components of this allowance are a collective loan loss allowance established by groups with homogeneous characteristics as well as individual credit exposures that were subject to individual impairment assessment, but were not impaired.

The following table presents the changes in the allowance for loan losses during the periods indicated.

(US$ in millions)	For the three- month period ended June 30,		For the year ended March 31,
	2017	2016	2017	2016	2015	2014	2013
Domestic
Balance at beginning of period	67.8	73.0	73.0	63.5	83.9	84.4	87.3
Charge of the year to profit and loss	10.8	8.9	39.6	42.6	36.8	16.2	14.1
Charge-offs	(6.2)	(13.8)	(47.0)	(32.6)	(57.8)	(17.2)	(16.1)
Effect of difference in exchange rate	0.0	0.5	2.2	(0.6)	0.6	0.5	(0.9)
Balance at end of period (domestic)	72.4	68.6	67.8	73.0	63.5	83.9	84.4

(US$ in millions)	For the three- month period ended June 30,		For the year ended March 31,
	2017	2016	2017	2016	2015	2014	2013
Foreign
Balance at beginning of period	20.5	18.9	18.9	21.3	13.8	9.6	11.6
Charge of the year to profit and loss	1.3	2.9	12.0	9.0	19.8	12.3	2.8
Charge-offs	(2.7)	(2.4)	(9.4)	(10.6)	(11.8)	(8.0)	(4.9)
Effect of difference in exchange rate	0.0	(0.1)	(0.9)	(0.9)	(0.5)	0.0	0.0
Balance at end of period (foreign)	19.2	19.2	20.5	18.9	21.3	13.8	9.6

Balance at end of period total	91.5	87.8	88.3	91.8	84.8	97.7	93.9

The following table presents the allocation of our allowance for loan losses by type of loan.

(US$ in millions, except percentages)	As of June 30,		As of March 31,
	2017		2017		2016		2015		2014		2013
Domestic
Corporate
Loans	19.2	21.0%	18.7	21.2%	29.2	31.8%	25.2	29.7%	51.8	53.0%	52.9	56.4%
Discounted documents	0.3	0.3%	0.3	0.4%	0.5	0.6%	0.6	0.7%	0.5	0.5%	0.4	0.4%
Financial leasing	0.2	0.2%	0.2	0.3%	0.3	0.3%	0.5	0.6%	1.0	1.0%	0.6	0.6%

Total	19.7	21.6%	19.3	21.8%	30.0	32.7%	26.3	31.0%	53.3	54.6%	53.9	57.4%

SME
Loans	6.2	6.7%	6.5	7.3%	6.5	7.1%	6.3	7.4%	5.6	5.7%	5.0	5.4%
Discounted documents	0.7	0.8%	0.7	0.8%	0.6	0.7%	1.0	1.2%	0.6	0.6%	1.0	1.0%
Credit cards	0.7	0.8%	0.7	0.7%	0.3	0.4%	0.2	0.2%	0.2	0.2%	0.2	0.2%
Financial leasing	0.5	0.5%	0.4	0.5%	0.3	0.3%	0.3	0.3%	0.3	0.3%	0.4	0.4%

Total	8.1	8.8%	8.3	9.4%	7.8	8.5%	7.8	9.2%	6.6	6.8%	6.5	6.9%

Consumer
Loans	11.3	12.3%	9.9	11.3%	8.9	9.7%	7.7	9.1%	5.3	5.4%	4.3	4.6%
Temporary overdrafts	0.0	0.0%	0.1	0.1%	0.3	0.3%	0.2	0.2%	0.2	0.2%	0.1	0.1%
Loans in deposit accounts	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.6	0.6%	0.6	0.6%
Credit cards	20.7	22.6%	18.6	21.1%	16.5	18.0%	12.4	14.6%	7.0	7.2%	6.7	7.1%

Total	32.0	35.0%	28.7	32.5%	25.7	28.0%	20.3	24.0%	13.1	13.4%	11.7	12.4%

Microfinance
Loans	3.8	4.2%	3.7	4.2%	2.5	2.8%	1.9	2.3%	1.5	1.5%	1.1	1.2%
Credit cards	0.9	1.0%	0.8	0.9%	0.5	0.6%	0.3	0.4%	0.2	0.2%	0.2	0.2%

Total	4.8	5.2%	4.5	5.1%	3.1	3.4%	2.3	2.7%	1.7	1.7%	1.3	1.4%

Mortgage
Loans	7.7	8.4%	7.0	8.0%	6.4	7.0%	6.8	8.0%	9.1	9.3%	11.0	11.7%

Total	7.7	8.4%	7.0	8.0%	6.4	7.0%	6.8	8.0%	9.1	9.3%	11.0	11.7%

Total allowance for domestic loan losses	72.4	79.1%	67.8	76.8%	73.0	79.5%	63.5	74.9%	83.9	85.9%	84.4	89.8%

(US$ in millions, except percentages)	As of June 30,		As of March 31,
	2017		2017		2016		2015		2014		2013
Foreign
Corporate
Loans	3.4	3.7%	4.7	5.4%	3.9	4.3%	9.6	11.4%	5.9	6.0%	3.5	3.7%

Total	3.4	3.7%	4.7	5.4%	3.9	4.3%	9.6	11.4%	5.9	6.0%	3.5	3.7%

SME
Loans	1.6	1.8%	2.2	2.4%	1.9	2.1%	2.7	3.2%	1.9	2.0%	1.5	1.6%
Credit cards	0.2	0.2%	0.2	0.2%	0.2	0.2%	0.0	0.0%	0.0	0.0%	0.0	0.0%

Total	1.9	2.1%	2.3	2.7%	2.2	2.3%	2.8	3.2%	2.0	2.0%	1.5	1.6%

Consumer
Loans	5.2	5.7%	4.7	5.4%	4.1	4.5%	3.8	4.5%	2.0	2.0%	1.5	1.6%
Credit cards	3.6	4.0%	3.5	3.9%	3.4	3.7%	1.0	1.2%	0.8	0.8%	0.8	0.8%

Total	8.8	9.6%	8.2	9.3%	7.5	8.1%	4.8	5.6%	2.8	2.9%	2.3	2.5%

Microfinance
Loans	2.5	2.8%	2.4	2.7%	1.9	2.1%	0.6	0.7%	0.3	0.3%	0.1	0.1%

Total	2.5	2.8%	2.4	2.7%	1.9	2.1%	0.6	0.7%	0.3	0.3%	0.1	0.1%

Mortgage
Loans	2.6	2.8%	2.8	3.2%	3.4	3.7%	3.5	4.2%	2.9	3.0%	2.1	2.2%

Total	2.6	2.8%	2.8	3.2%	3.4	3.7%	3.5	4.2%	2.9	3.0%	2.1	2.2%

Total allowance for foreign loan losses	19.2	20.9%	20.5	23.2%	18.9	20.5%	21.3	25.1%	13.8	14.1%	9.6	10.2%

Total allowance for loan losses	91.5	100.0%	88.3	100.0%	91.8	100.0%	84.8	100.0%	97.7	100.0%	93.9	100.0%

Charge-Offs

The following table presents the allocation of our charge-offs by type of loan for the periods indicated.

(US$ in millions)	For the three-month period ended June 30,	For the year ended March 31,
	2017	2017	2016	2015
Corporate
Loans(1)	—	9.0	3.0	36.6
Financial leasing	—	—	—	—

Total	0.0	9.0	3.0	36.6

SME
Loans	0.5	4.3	4.2	3.3
Discounted documents	—	1.0	0.6	—
Credits cards	0.1	0.8	0.4	0.4
Financial leasing	—	—	—	—
Loan portfolio payments	—	—	—	—

Total	0.6	6.1	5.2	3.6

(US$ in millions)	For the three-month period ended June 30,	For the year ended March 31,
	2017	2017	2016	2015
Consumer
Loans	2.4	10.7	10.3	8.1
Credit cards	4.1	23.5	19.7	16.0

Total	6.5	34.2	30.0	24.1

Microfinance
Loans	1.2	3.4	2.6	1.0
Discounted documents	—	—	—	1.2
Credit cards	0.1	0.7	0.5	0.3

Total	1.3	4.1	3.1	2.4

Mortgage
Loans	0.5	3.1	2.0	2.7

Total	0.5	3.1	2.0	2.7

Total charge-offs	8.9	56.4	43.1	69.6

(1)	Loan charge-offs for the year ended March 31, 2015 include problem loans from the transfer in 2007 of certain assets and liabilities of Banco de Comercio S.A. to us through the Asset Exclusion Trust of Banco de Comercio (Fideicomiso de Administración y Realización de Activos Excluidos de Banco de Comercio, S.A.) established by the Board of Asset and Liability Exclusions of Banco de Comercio. (Junta de Exclusión de Activos y Pasivos del Banco de Comercio, S.A.) formed by the Guatemalan Monetary Board for purposes of the dissolution of Banco de Comercio, S.A., which at the time of the transfer included an impaired loan portfolio. Given the deterioration of the transferred loans, reserves were made for such loans after the acquisition in accordance with our impairment accounting policies, but the loans were charged off during the year ended March 31, 2015 after receiving a legal opinion stating that the loans were irrecoverable.

The ratios of charge-offs to average outstanding loans for the periods indicated were as follows.

	For the three-month period ended June 30,	For the Year ended March 31,
	2017	2017	2016	2015
Ratio of charge-offs to outstanding loans	0.39%	0.64%	0.55%	0.98%

Loans are subject to charge-offs when all possible collection mechanisms have been exhausted and when they are one hundred percent (100%) provisioned.

Charge-offs do not, however, eliminate the obligation of our banking subsidiaries to continue to engage in collection efforts to accomplish recovery. The corresponding committee in each of our banking subsidiaries is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectible. The recovery of charged-off loans is accounted for as income in our consolidated statement of income under other operating income.

For the three-month period ended June 30, 2017 and years ended March 31, 2017, 2016 and 2015, US$2.8 million, US$11.5 million, US$12.1 million and US$7.9, respectively, were recovered from loans that were written-off and recognized as “Other operating income”.

Cross-Border Deposits in Banks, Outstanding Loans and Investments

We have cross-border outstanding loans and investments to a borrower in countries outside of Guatemala that exceeded 1.0% of our total assets. The following table presents information with respect to our cross-border deposits in banks, outstanding loans and investments as of June 30, 2017, March 31, 2017, March 31, 2016 and March 31, 2015.

(US$ in millions)	As of June 30,	As of March 31,
	2017	2017	2016	2015
Deposits in banks
El Salvador	15.8	15.4	0.1	0.4
Honduras	0.7	0.4	1.2	0.7
Nicaragua	0.0	0.0	0.0	0.0
Bahamas	0.0	0.0	0.0	0.0
United States	172.8	272.9	380.3	124.9
United Kingdom	0.0	1.5	0.2	0.3
Germany	25.1	11.4	12.1	9.6
Canada	0.2	0.2	0.0	0.0
Panama	2.9	7.2	4.1	1.0
England	1.5	0.0	0.0	0.0

Total cross-border deposits in banks	218.9	308.9	398.0	136.9

Loans
Honduras	1,716.4	1,724.6	1,567.4	1,457.2
El Salvador	285.4	287.9	324.7	306.8
Panama	348.1	255.7	262.2	122.9
Netherlands	50.0	50.0	50.0	50.0
Marshall Islands	0.0	0.0	33.1	39.4
Costa Rica	81.1	78.1	24.8	20.3
Dominican Republic	6.8	11.1	28.8	7.9
Belize	0.0	0.0	0.1	0.3
Bahamas	0.1	0.1	0.2	0.3
Nicaragua	10.0	1.4	0.0	0.0
Cayman Islands	20.0	20.0	0.0	0.0
British Virgin Islands	0.0	10.0	50.1	55.1

Total cross-border loans	2,517.9	2,439.0	2,341.5	2,060.3

Investments
El Salvador	68.7	68.6	65.9	44.8
Honduras	289.3	280.7	243.2	194.5
Costa Rica	26.4	26.8	21.6	21.6
Dominican Republic	18.7	19.1	—	—
Panama	13.2	8.2	3.1	3.3
Colombia	0.0	0.0	0.0	10.3
Cayman Islands	62.4	63.3	62.5	25.2
British Virgin Islands	14.5	9.1	14.2	9.8

Total cross-border investments	493.3	475.8	410.5	309.5

Deposits

The principal components of our deposits are customer demand (demand and savings) and term deposits. Our retail clients are the principal source of our demand and term deposits. The following table presents the composition of our deposits as of June 30, 2017, March 31, 2017, March 31, 2016 and March 31, 2015.

(US$ in millions)	As of June 30,		As of March 31,
	2017		2017		2016		2015
Domestic
Interest-bearing deposits
Demand deposits	1,762.3	18.6%	1,739.7	19.0%	1,676.2	19.6%	1,506.9	19.5%
Term deposits	3,390.5	35.8%	3,213.0	35.2%	3,178.5	37.1%	2,862.1	37.0%
Savings deposits	1,460.8	15.4%	1,450.2	15.9%	1,267.0	14.8%	1,136.7	14.7%
Other(1)	5.2	0.1%	6.3	0.1%	14.8	0.2%	11.0	0.1%
Total	6,618.8	69.9%	6,409.2	70.2%	6,136.5	71.6%	5,516.7	71.3%

Non-interest-bearing deposits
Demand deposits	1,352.7	14.3%	1,341.1	14.7%	1,316.3	15.4%	1,234.1	16.0%
Other(1)	37.9	0.4%	34.6	0.4%	19.8	0.2%	18.5	0.2%

Total	1,390.6	14.7%	1,375.7	15.1%	1,336.2	15.6%	1,252.7	16.2%

Total domestic deposits	8,009.4	84.5%	7,784.9	85.2%	7,472.7	87.2%	6,796.3	87.5%

Foreign
Interest-bearing deposits
Demand deposits	125.6	1.3%	133.1	1.5%	140.7	1.6%	125.8	1.6%
Term deposits	813.3	8.6%	728.2	8.0%	548.7	6.4%	487.8	6.3%
Savings deposits	400.3	4.2%	378.1	4.1%	315.0	3.7%	272.8	3.5%
Other(1)	6.0	0.1%	6.4	0.1%	4.9	0.1%	0.1	0.0%

Total	1,345.1	14.2%	1,245.8	13.6%	1,009.3	11.8%	886.5	11.5%

Non-interest-bearing deposits
Demand deposits	117.2	1.2%	102.3	1.1%	88.4	1.0%	78.9	1.0%
Other(1)	1.4	0.0%	1.1	0.0%	1.1	0.0%	0.9	0.0%

Total	118.5	1.3%	103.4	1.1%	89.5	1.0%	79.7	1.0%

Total foreign deposits	1,463.7	15.5%	1,349.1	14.8%	1,098.8	12.8%	966.2	12.5%

Total deposits	9,473.0	100.0%	9,134.1	100.0%	8,571.5	100.0%	7,735.5	100.0%

(1)	Consists of order deposits and restricted deposits.

The following table presents the average rate paid in each type of deposit account for the three-month period ended June 30, 2017 and for the years ended March 31, 2017, 2016 and 2015.

	For the three-month period ended June 30,	For the year ended March 31,
	2017	2017	2016	2015
Domestic
Demand deposits	0.7%	0.8%	0.8%	0.8%
Savings deposits	1.5%	1.4%	1.4%	1.3%
Term deposits	5.3%	5.5%	5.7%	5.7%
Foreign
Demand deposits	0.9%	0.9%	1.0%	0.9%
Savings deposits	2.2%	1.9%	2.5%	2.8%
Term deposits	6.4%	6.7%	7.3%	7.8%

The following tables present term deposits, by amount and maturity, as of June 30, 2017, March 31, 2017 and 2016.

(US$ in millions)	As of June 30,	As of March 31,
	2017	2017	2016
Domestic
Up to 3 months	826.4	797.6	693.5
From 3 to 6 months	593.8	773.5	835.0
From 6 to 12 months	1,094.8	929.4	1,030.6
More than 12 months	453.9	297.2	195.3
Term deposits less than US$100,000	421.6	415.2	424.1

Total domestic term deposits	3,390.5	3,212.9	3,178.5

Foreign
Up to 3 months	148.9	167.9	179.4
From 3 to 6 months	207.6	121.4	85.0
From 6 to 12 months	260.9	208.7	195.1
More than 12 months	28.4	141.1	0.0
Term deposits less than US$100,000	167.5	89.1	89.2

Total foreign term deposits	813.3	728.3	548.6

Total term deposits	4,203.8	3,941.2	3,727.1

Return on Equity and Assets

The following table shows selected financial data and selected financial ratios for the periods indicated.

	As of June 30,	As of March 31,
	2017	2017	2016	2015
	(US$ in millions, except percentages)
Profit for the period(1)	218.6	230.1	215.9	185.9
Average total assets(2)	15,284.4	14,536.6	13,239.2	11,930.4
Average shareholders’ equity(2)	1,341.9	1,222.8	1,110.4	959.4
Return on average assets(1)(3)	1.4%	1.6%	1.6%	1.6%
Return on average shareholders’ equity(1)(4)	16.3%	18.8%	19.4%	19.4%
Average shareholders’ equity as a percentage of average total assets	8.8%	8.4%	8.4%	8.0%
Dividend payout ratio(5)(6)	—	43.4%	42.6%	46.4%

(1)	Figures for the three-month period ended June 30, 2017 have been annualized.
(2)	Average month-end balances during each such period.
(3)	Refers to profit for the period divided by average total assets.
(4)	Refers to profit for the period divided by average shareholders’ equity.
(5)	Dividends divided by profit for the year attributable to equity holders of Bicapital.
(6)	Regular dividends are paid on a yearly basis.

Short-Term Borrowings

Short-term borrowings consist of interbank and overnight funds. We did not have any short-term borrowing as of June 30, 2017, March 31, 2017, March 31, 2016 and March 31, 2015.

INDUSTRY

The Guatemalan Economy and Financial System

Overview of Guatemala’s Economy

Guatemala is the largest economy in Central America in terms of GDP and population and one of the most stable and consistent economies in the region in terms of real GDP growth rates. Over the past years, the country has delivered steady growth rates and has shown resilience to global shocks. In particular, Guatemala’s economy was able to navigate the past global financial crisis without falling into a recession, and the effect of such financial crisis was less severe than in other Central American countries, partially due to the conservative macroeconomic management of the Guatemalan Central Bank and the Guatemalan government. The charts below show the 2016 GDP of Guatemala in comparison to other Central American countries, the real GDP growth rate evolution of the Guatemalan economy in comparison to other Central American countries for the 2002-2016 period and Guatemala’s real GDP growth in comparison to the real GDP growth of major Latin American economies for the 2011-2016 period.

Source: IMF

Note:	2016 GDP estimated figures as provided by the World Economic Outlook Database of the IMF in local currency for all the countries except for Guatemala, for which the figure provided by the Guatemalan Central Bank was used. Figures converted into U.S. dollars at the 2016 average exchange rate for the corresponding country.

In addition to achieving steady economic growth rates, Guatemala has maintained levels of foreign exchange stability that are unique in Latin America in addition to low levels of national indebtedness (as a percentage of GDP) and decreasing inflation as set forth in the graphs below.

Source: Guatemalan Central Bank, IMF and EIU.

Note: Exchange rates correspond to rates published by the Guatemalan Central Bank as of July 31, 2017.

Guatemala’s current account balance (defined as value of goods and services imported minus the value of goods and services exported, plus net services and primary income) was an estimated US$800 million or 1.2% of estimated GDP for 2016, positive in comparison to previous years. Guatemala’s fiscal deficit (defined as total government income minus total government expenses) remains contained and decreased slightly reaching US$700 million or 1.0% of estimated GDP for 2016. Guatemala’s international reserves reached US$9.2 billion, or 13.4% of estimated GDP for 2016. Lastly, Guatemala’s credit ratings of Ba1 by Moody’s, BB by Fitch (both with a stable outlook) and BB by S&P (with negative outlook), positively compare against other countries in Central America.

In terms of country risk, Guatemala has converged in recent years to levels that are in line with those of other Latin American countries considered to be the lowest-risk countries in the region, such as Chile, Peru, Colombia and Mexico.

Source: J.P. Morgan - EMBI Global Diversified Index

Note: Evolution presented since the initial date of data availability for Guatemala (June 2012) until July 28, 2017.

Guatemala’s economic growth has been also supported by favorable demographic trends. The country’s population has grown rapidly and continues to increase its purchasing power. Additionally, the country’s unemployment rate is currently the lowest in Central America. The following charts present the evolution of Guatemala’s population, GDP per capita and unemployment rate in comparison to other Central American countries.

Source: IMF and Economic Commission for Latin America and the Caribbean (ECLAC)

(1)	Latest available data for all the countries of ECLAC’s database is 2015. El Salvador’s and Nicaragua’s information is presented as of 2014

Overview of Guatemala’s Financial System

As of June 30, 2017, there were 97 financial institutions operating in Guatemala under the control and supervision of the GSB. Even though banks accounted for only 18 of such institutions, they constituted 84.9% of the financial system’s assets, as set forth in the table below.

	Number of entities	Assets (%)
Banks	18	84.9%
Financial corporations	12	2.9%
Offshore banks	5	7.2%
Insurance companies	28	2.8%
General and bonded warehouse companies	14	0.2%
Other entities	20	2.0%
Total	97	100.0%

Source: GSB

Guatemala’s Banking System

Over the past 17 years, the Guatemalan government has enacted a number of banking regulations and decrees that, as in other countries and banking systems, have been oriented towards increasing capital and reserve requirements and adopting stronger risk assessment processes. These regulations, combined with the acquisition strategies of local and international banks, have resulted in a consolidation process in which smaller participants have been acquired by or have merged with larger banks, lowering the total number of banks in Guatemala from 31 in 2000 to 18 in 2017. The following transactions are some of the mergers and acquisitions that took place in the country during this period:

•	merger of Banco Agrícola Mercantil and Banco del Agro into Banco Agromercantil in 2000;

•	Banco Reformador’s acquisition of Banco de la Construcción in 2000;

•	merger of Banco Granai & Townson and Banco Continental into Banco G&T Continental in 2001;

•	Crédito Hipotecario Nacional’s acquisition of Banco del Ejército in 2002 and Banco del Nor-Oriente in 2003;

•	Banco Cuscatlán de Guatemala’s acquisition of Banco Lloyds TSB in 2004;

•	GE Consumer Finance’s acquisition of BAC International Bank in 2005;

•	Banco Industrial’s acquisition of Banco de Occidente in 2006;

•	Citigroup’s merger of its Central American operations with Grupo Financiero Cuscatlán and Grupo Financiero Uno in 2007;

•	transfer of certain assets and liabilities of Banco de Comercio to Banco Industrial through the Asset Exclusion Trust of Banco de Comercio, S.A. (Fideicomiso de Administración y Realización de Activos Excluidos de Banco de Comercio, S.A.);

•	Banco G&T Continental’s acquisition of Banco de Exportación in 2007;

•	Banco Agromercantil’s merger with Banco Corporativo in 2007;

•	Banco Reformador’s acquisition of Banco SCI in 2007;

•	Promerica’s acquisition of Bancasol in 2007;

•	Scotiabank’s acquisition of Banco de Antigua in 2008;

•	Banco Industrial’s acquisition of Banco del Quetzal in 2008;

•	Banco de Los Trabajadores’ acquisition of Banco de la República in 2008;

•	Grupo Aval’s acquisition of BAC Credomatic in 2010, with operations in Guatemala;

•	Grupo Financiero Ficohsa’s acquisition of Banco Americano de Guatemala in 2012;

•	Bancolombia’s acquisition of a 40% stake in Banco Agromercantil in 2012;

•	Grupo Ribadeneira’s acquisition of Banco de Antigua in 2013;

•	Grupo Aval’s acquisition of Banco Reformador in 2013;

•	Bancolombia’s acquisition of a further 20% stake in Banco Agromercantil (increasing its stake to 60%) in 2015; and

•	Promerica’s acquisition of Citibank’s consumer and commercial operations in Guatemala in 2016.

Since 2000, due to consolidations, the number of banks in Guatemala has decreased from 31 to 18 in June 30, 2017, as set forth in the graph below.

Source: GSB

As of June 30, 2017, the Guatemalan banking system had total assets of approximately US$39.5 billion. The total amount of assets increased at a CAGR of 10.1% for the 2011-2016 period, having started at US$22.4 billion in 2011. Loans and deposits in the Guatemalan banking system also grew at rapid rates in the same period and in most cases outperformed Guatemala’s GDP growth rates, as set forth in the graph below.

Source: Guatemalan Central Bank and GSB

(1)	Compound annual growth rates (“CAGR”) for 2011-16 calculated using nominal values and local currency

As demonstrated in the graph below, despite these rapid growth rates, Guatemala’s banking system still remains underpenetrated with a loan-to-GDP ratio of 31.0% in 2016. Although Guatemala’s loan-to-GDP ratio has increased since 2011, it is significantly below the ratios seen in other countries in Latin America. In addition, Guatemala’s low gross loan-to-deposit ratio (78.5% as of June 30, 2017), represents a considerable growth opportunity for the Guatemalan financial sector.

Source:	IMF, Guatemalan Central Bank, the GSB, and the local banking regulatory entities of Chile, Colombia, Costa Rica, El Salvador, Honduras, Mexico, Panama and Peru

Note: Ratios calculated in local currency.

In terms of the Guatemalan banking system’s loan portfolio composition, commercial loans are the main type of loan, accounting for 63.0% of total gross loans in the country as of June 30, 2017, followed by retail loans (31.9%) and mortgages (5.1%). Retail loans and commercial loans have been the fastest growing banking segments in recent years. The graph below sets forth the evolution of the loan portfolio mix in the country since 2011.

Source: GSB

Note:	Figures converted from local currency into U.S. dollars for illustrative purposes, using the end-of-period exchange rate of the corresponding year

The Guatemalan financial system’s loan portfolio composition explains its high quality despite rapid growth rates. Non-performing loans have averaged 1.5% of gross loans in the 2011-2016 period, with an average NPL coverage ratio of 149.7% for the same period. As of June 30, 2017, NPL-to-gross loans was 2.5%, and allowances-to-NPLs was 114.1%.

Additionally, the Guatemalan banking system is a profitable sector that compares favorably to the banking systems of other countries, with an average return on average equity of 17.2% for the 2011-2016 period and an average return on average assets of 1.6% in the same period. The following charts show a current comparison of the return on average equity and return on average asset for the banking systems of countries in Latin America and the evolution of such metrics in Guatemala.

Source:	Local regulatory entities of Chile, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Panama and Peru.

Note: Ratios calculated in local currency.

Source: GSB

Note:	Ratios calculated in local currency and based on LTM net income figures (for the year ending June 30, 2017 and March 31, 2017) and using average balance sheet figures as of June 30, 2016 and June 30, 2017 for the year ended June 30, 2017 and average of balance sheet figures as of March 31, 2016 and March 31, 2017 for the year ended March 31, 2017.

In terms of capitalization, the Guatemalan banking system is well capitalized, with a capital ratio of 14.3% as of June 30, 2017, which is above the minimum regulatory requirement of 10.0% in the country. See “Regulation and Supervision.” The graphs below set forth the evolution of the capital ratio and equity to assets ratios for the Guatemalan banking system.

Source: GSB

Note: Ratios calculated in local currency. Capital ratios as provided by the GSB.

In terms of competition and market participants, the Guatemalan banking system is mainly dominated by local banks and concentrated in a few top players. The five largest banks accounted for 81.2% of the Guatemalan banking system’s total assets as of June 30, 2017. Our subsidiary, Banco Industrial, is currently the largest bank in the country as measured by assets, net loans and deposits. The following tables provide an overview of Banco Industrial’s main competitors and other banks in Guatemala and their respective ranking and market share in terms of assets, net loans and deposits as of June 30 and March 31, 2017.

As of June 30, 2017	Assets		Net loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banco Industrial	27.7%	1	27.8%	1	24.3%	1
Banco De Desarrollo Rural	20.6%	2	19.4%	2	23.1%	2
Banco G&T Continental	17.6%	3	15.4%	3	17.8%	3
Banco Agromercantil(*)	8.1%	4	10.5%	4	7.4%	5
Banco BAC(*)	7.2%	5	9.2%	5	7.7%	4
Banco De Los Trabajadores	6.8%	6	6.9%	6	7.3%	6
Banco Promerica(*)	4.5%	7	4.9%	7	5.0%	7
Banco Internacional(*)	2.6%	8	2.9%	8	2.9%	8
Banco Citibank N.A. (*)	1.2%	9	0.0%	17	0.9%	10
Banco CHN	1.1%	10	0.8%	9	1.2%	9
Banco Ficohsa Guatemala(*)	0.6%	11	0.6%	10	0.6%	11
Banco Azteca De Guatemala(*)	0.5%	12	0.5%	12	0.3%	15
Banco Inmobiliario	0.4%	13	0.2%	14	0.4%	12
Banco De Antigua(*)	0.4%	14	0.5%	11	0.4%	13
Banco De Crédito	0.3%	15	0.3%	13	0.4%	14
Banco Vivibanco	0.2%	16	0.1%	15	0.2%	16
Banco INV	0.1%	17	0.1%	16	0.1%	17

As of March 31, 2017	Assets		Net loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banco Industrial	28.0%	1	27.2%	1	24.1%	1
Banco De Desarrollo Rural	20.8%	2	20.0%	2	23.5%	2
Banco G&T Continental	18.0%	3	15.9%	3	18.3%	3
Banco Agromercantil(*)	8.3%	4	10.8%	4	7.6%	4
Banco BAC(*)	6.7%	5	8.5%	5	7.1%	5
Banco De Los Trabajadores	6.5%	6	6.7%	6	6.9%	6
Banco Promerica(*)	4.5%	7	4.8%	7	5.1%	7
Banco Internacional(*)	2.6%	8	3.0%	8	2.9%	8
Banco CHN	1.2%	9	0.8%	9	1.1%	9
Banco Citibank N.A.(*)	0.8%	10	0.0%	17	0.9%	10
Banco Ficohsa Guatemala(*)	0.6%	11	0.6%	10	0.6%	11
Banco Azteca De Guatemala(*)	0.5%	12	0.5%	11	0.3%	15
Banco Inmobiliario	0.4%	13	0.3%	14	0.5%	13
Banco De Antigua(*)	0.4%	14	0.5%	12	0.5%	12
Banco De Crédito	0.3%	15	0.3%	13	0.3%	14
Banco Vivibanco	0.2%	16	0.1%	16	0.2%	16
Banco INV	0.1%	17	0.1%	15	0.1%	17

Source: GSB

Note:	Banco Promerica considers Banco Promerica S.A. and Promerica de Guatemala S.A. (formerly Citibank de Guatemala S.A.)
(*)	Foreign-owned banks and banks in which foreign entities have relevant equity investments

The tables below set forth the market share and rank in the commercial, retail and mortgage loan segments for each of the banks that are part of the Guatemalan banking system, as of June 30 and March 31, 2017.

As of June 30, 2017	Commercial		Consumer		Mortgage
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banco Industrial	36.5%	1	9.7%	4	27.1%	1
Banco G&T Continental	21.1%	2	5.6%	6	6.0%	6
Banco Agromercantil	13.2%	3	4.0%	7	15.8%	3
Banco De Desarrollo Rural	12.2%	4	35.2%	1	15.3%	4
Banco BAC	9.3%	5	6.4%	5	23.9%	2
Banco Internacional	3.9%	6	1.0%	11	1.5%	8
Banco Promerica	2.0%	7	11.1%	3	1.5%	7
Banco CHN	0.4%	8	0.8%	12	7.5%	5
Banco De Crédito	0.4%	9	0.2%	13	0.0%	13
Banco Inmobiliario	0.3%	10	0.1%	14	0.3%	10
Banco Ficohsa Guatemala	0.2%	11	1.5%	10	0.1%	12
Banco De Los Trabajadores	0.2%	12	21.3%	2	0.6%	9
Banco Vivibanco	0.1%	13	0.0%	15	0.2%	11
Banco INV	0.1%	14	0.0%	16	0.0%	14
Banco Citibank N.A.	0.0%	15	0.0%	17	0.0%	15
Banco De Antigua	0.0%	16	1.6%	9	0.0%	16
Banco Azteca De Guatemala	0.0%	17	1.6%	8	0.0%	17

As of March 31, 2017	Commercial		Consumer		Mortgage
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banco Industrial	35.5%	1	9.6%	4	27.2%	1
Banco G&T Continental	21.9%	2	5.6%	5	6.2%	6
Banco Agromercantil.	13.6%	3	4.0%	7	15.5%	4
Banco De Desarrollo Rural	12.6%	4	36.3%	1	16.1%	3
Banco BAC	8.8%	5	5.1%	6	22.9%	2
Banco Internacional	4.1%	6	1.0%	11	1.6%	7
Banco Promerica	1.8%	7	11.3%	3	1.6%	8
Banco CHN	0.5%	8	0.8%	12	7.5%	5
Banco De Crédito	0.4%	9	0.2%	13	0.0%	13
Banco Inmobiliario	0.3%	10	0.1%	14	0.3%	10
Banco Ficohsa Guatemala	0.2%	11	1.6%	10	0.1%	12
Banco De Los Trabajadores	0.2%	12	21.1%	2	0.6%	9
Banco INV	0.1%	13	0.0%	16	0.0%	14
Banco Vivibanco	0.1%	14	0.0%	15	0.2%	11
Banco Citibank N.A.	0.0%	15	0.0%	17	0.0%	14
Banco De Antigua	0.0%	16	1.6%	8	0.0%	14
Banco Azteca De Guatemala	0.0%	17	1.6%	9	0.0%	14

Source: GSB

Note:	Banco Promerica considers Banco Promerica S.A. and Promerica de Guatemala S.A. (formerly Citibank de Guatemala S.A.)

The following table sets forth a comparison of key metrics for each of the banks that are part of the Guatemalan banking system, for the year ended June 30, 2017. The data is presented in local GAAP.

	ROAE(1)	ROAA(2)	NIM(3)	NPL / Gross loans	Capital ratio(4)	Opex / profit(5)
Banco Industrial	22.8%	1.6%	3.0%	0.7%	12.7%	56.2%
Banco De Desarrollo Rural	11.4%	1.2%	6.0%	4.2%	15.4%	77.2%
Banco G&T Continental	15.1%	1.1%	3.0%	3.1%	13.7%	69.2%
Banco Agromercantil	8.7%	0.8%	4.3%	2.2%	13.6%	86.7%
Banco BAC	6.2%	0.6%	4.2%	2.3%	13.9%	76.1%
Banco De Los Trabajadores	26.1%	2.7%	7.4%	2.8%	16.0%	66.6%
Banco Promerica	18.0%	1.6%	9.5%	1.0%	13.8%	93.5%
Banco Internacional	17.9%	1.6%	4.3%	1.6%	14.3%	68.6%
Banco Citibank N.A.	11.9%	1.0%	3.1%	0.0%	43.4%	76.0%
Banco CHN	9.3%	0.4%	3.9%	15.4%	13.4%	52.4%
Banco Ficohsa Guatemala	10.3%	1.3%	18.4%	4.8%	19.9%	119.0%
Banco Azteca De Guatemala	14.7%	6.2%	44.8%	4.7%	28.9%	85.2%
Banco Inmobiliario	(7.5%)	(1.8%)	4.8%	2.6%	49.8%	131.4%
Banco De Antigua	2.3%	0.3%	28.9%	5.7%	16.1%	133.7%
Banco De Crédito	(11.1%)	(1.2%)	3.8%	2.3%	12.6%	161.2%
Banco Vivibanco	7.3%	2.0%	8.0%	0.0%	32.7%	93.6%
Banco INV	0.5%	0.2%	4.7%	3.9%	51.8%	95.3%
System	14.6%	1.3%	5.0%	2.5%	14.3%	73.2%

Source: GSB

Note:	Ratios calculated in local currency considering last 12 month “LTM” income statement figures for the year ended June 30, 2017.
(1) Refers to return on average equity, calculated as net income divided by average shareholders’ equity.
(2) Refers to return on average assets, calculated as net income divided by average total assets.

(3)      Refers to net interest margin, calculated as net interest income divided by average interest-earning assets, which consist of cash and cash equivalents, investments, current loans and receivables from financial products.

(4) Refers to capital ratio as provided by the GSB.
(5) Refers to operating expenses to profit ratio, calculated as operating expenses divided by the sum of net financial income, net services income and net other operating income.

The following table sets forth a comparison of key metrics for each of the banks that are part of the Guatemalan banking system, for the year ended March 31, 2017. The data is presented in local GAAP.

	ROAE(1)	ROAA(2)	NIM(3)	NPL / Gross loans	Capital ratio(4)	Opex / profit(5)
Banco Industrial	21.7%	1.6%	2.9%	0.6%	12.6%	56.9%
Banco De Desarrollo Rural	11.8%	1.3%	6.1%	3.7%	15.8%	76.0%
Banco G&T Continental	16.4%	1.2%	2.9%	3.0%	13.7%	67.5%
Banco Agromercantil	8.7%	0.8%	4.2%	1.8%	12.8%	86.8%
Banco BAC	8.7%	0.9%	4.2%	1.8%	14.2%	67.6%
Banco De Los Trabajadores	26.0%	2.6%	7.3%	2.9%	15.0%	66.4%
Banco Promerica	19.1%	2.2%	24.5%	2.1%	14.4%	97.7%
Banco Internacional	12.7%	1.1%	4.2%	1.3%	13.7%	74.3%
Banco CHN	7.3%	0.3%	3.6%	16.3%	13.5%	51.8%
Banco Citibank N.A.	7.3%	0.7%	3.0%	0.0%	48.3%	88.2%
Banco Ficohsa Guatemala	11.0%	1.3%	17.1%	3.9%	18.9%	117.5%
Banco Azteca De Guatemala	14.4%	5.9%	44.1%	3.5%	28.6%	85.2%
Banco Inmobiliario	(6.6%)	(1.6%)	4.8%	2.1%	49.3%	124.9%
Banco De Antigua	2.3%	0.3%	28.3%	4.9%	16.2%	130.8%
Banco De Crédito	(10.5%)	(1.3%)	4.0%	1.8%	13.1%	164.5%
Banco Vivibanco	6.9%	1.8%	7.5%	0.0%	34.2%	92.2%
Banco INV	N/A	N/A	0.0%	2.7%	47.3%	N/A
System	14.7%	1.4%	4.9%	2.3%	14.2%	72.6%

Source: GSB

Note:	Ratios calculated in local currency considering last 12 month “LTM” income statement figures for the year ended March 31, 2017.
(6) Refers to return on average equity, calculated as net income divided by average shareholders’ equity.
(7) Refers to return on average assets, calculated as net income divided by average total assets.

(8)      Refers to net interest margin, calculated as net interest income divided by average interest-earning assets, which consist of cash and cash equivalents, investments, current loans and receivables from financial products.

(9) Refers to capital ratio as provided by the GSB.
(10) Refers to operating expenses to profit ratio, calculated as operating expenses divided by the sum of net financial income, net services income and net other operating income.

Among the three largest banks in Guatemala, Banco Industrial is the most profitable entity in terms of ROAE and the most efficient in terms of the ratio of operating expenses to profit. The following charts present the ROAE and operating expenses to profit ratio for Banco Industrial, Banco De Desarrollo Rural and Banco G&T Continental, for the year ending June 30, 2017. The data is presented in local GAAP.

Source: GSB

Note:	Ratios calculated in local currency, based on income statement figures (for the year ending June 30, 2017) and using average of balance sheet figures as of June 30, 2016 and June 30, 2017.

In terms of asset quality, Banco Industrial has the lowest NPL to gross loans ratio among the three largest banks in Guatemala. The following chart shows the NPL to gross loan ratio and NPL coverage ratios for Banco Industrial, Banco De Desarrollo Rural and Banco G&T Continental as of June 30, 2017.

Source: GSB

Note:	Ratios calculated in local currency.

Guatemala’s Insurance System

As of June 30, 2017, the Guatemalan insurance system was composed of 28 entities, of which 18 were insurance companies and ten were surety companies. The number of entities has remained relatively stable in the past 17 years, decreasing from 31 in 2000 to 28 in June 30, 2017. Insurance companies offer policies for different segments (life, accident and health, damages, among others), while surety companies are only focused on providing guarantees.

The Guatemalan insurance system has experienced strong growth over the past years, with a CAGR of 6.1% in terms of gross premiums written for the 2011-2016 period. The graph below sets forth the growth of gross premiums written in the December 2011 to June 30, 2017 (LTM) period.

Source: GSB

Note:	Figures converted from local currency into U.S. dollars for illustrative purposes, using the average exchange rate of the corresponding year. LTM Jun-17 corresponds to the year ended June 30, 2017, and LTM Mar-17 corresponds to the year ended March 31, 2017

Despite its rapid growth, the Guatemalan insurance system also remains underpenetrated with a gross premiums written-to-GDP ratio of 1.2%, which is lower than that of other countries in Latin America, representing a growth opportunity. The following graphs show a comparison among different Latin American countries and the evolution of the country’s insurance penetration.

Source: IMF, Guatemalan Central Bank, GSB and BMI

Note:	Ratios calculated in local currency.

In terms of premium segmentation, damages and accident and health are the largest segments in terms of gross premiums written (76.2% for the year ended June 30, 2017), and life and accident and health are the fastest growing segments since 2011 in terms of gross premiums written. The graph below sets forth an evolution of the premium segmentation in the Guatemalan insurance system since 2011.

Source: GSB

The Guatemalan insurance system has maintained its profitability in recent years, evidenced by the evolution of the combined ratio, ROAA and ROAE since 2011. The improvement in combined ratio can be mainly attributed to smaller commissions growth rates, which has contributed to a decrease in the Guatemalan insurance system’s commission ratio. The following table and graphs set forth the evolution of relevant profitability metrics for the Guatemalan insurance system.

Evolution of Combined Ratio

(%)	2011	2012	2013	2014	2015	2016	LTM Mar-17	LTM Jun-17
Loss ratio(1)	59.2%	60.3%	57.8%	58.4%	61.6%	62.2%	62.7%	61.4%
Commission ratio(2)	19.4%	18.8%	18.7%	16.2%	15.0%	14.7%	14.2%	14.7%
Administrative ratio(3)	22.0%	21.1%	20.4%	22.4%	22.7%	21.9%	21.9%	21.6%
Combined ratio	100.6%	100.2%	97.0%	97.0%	99.3%	98.9%	98.8%	97.7%

Source: GSB

Note:	LTM Mar-17 corresponds to year ended March 31, 2017. LTM Jun-17 corresponds to year ended June 30, 2017.
(1)	Loss ratio, calculated as claims divided by net premiums earned.
(2)	Commission ratio, calculated as commissions divided by net premiums earned.
(3)	Administrative ratio, calculated as administrative expenses divided by net premiums earned.

Source: GSB

Note:	Ratios calculated in local currency, based on LTM net income figures (for the year ended June 30, 2017 and March 31, 2017) and using average of balance sheet figures as of March 31, 2016 and March 31, 2017 for the year ended March 31, 2017, and balance sheet figures as of June 30, 2016 and June 30, 2017 for the year ended June 30, 2017.
(1)	Return on average equity, calculated as net income divided by average equity.
(2)	Return on average assets, calculated as net income divided by average total assets.

The Guatemalan insurance system is concentrated in a small number of relatively large participants and mainly dominated by local insurance and surety companies. The five largest insurance companies accounted for 66.2% of gross premiums written for the year ended June 30, 2017. Seguros El Roble had the largest market share for the year ended June 30, 2017, with a 25.7% market share. Additionally, given that some of the main insurance entities in Guatemala belong to banking groups, bancassurance has gained importance as a distribution channel and still represents a growth opportunity for the Guatemalan insurance system. The following tables provide an overview of the market share and ranking of the insurance entities in Guatemala in terms of gross premiums written for the year ended June 30, 2017 and March 31, 2017.

Gross Premiums Written

Gross premiums written	Year ended June 30, 2017		Year ended March 31, 2017		Gross premiums written	Year ended June 31, 2017		Year ended March 31, 2017
Company	Mkt. share	Rank	Mkt. share	Rank	Company	Mkt. share	Rank	Mkt. share	Rank
Seguros El Roble (*)	25.7%	1	25.8%	1	Seguros Alianza	1.0%	15	0.9%	15
Seguros G & T (*)	17.1%	2	16.9%	2	Seguros Guatemalteca	0.7%	16	0.6%	16
Seguros General	9.4%	3	9.7%	3	Seguros G & T Caución (*)	0.6%	17	0.6%	17
Seguros Asrural (*)	7.2%	4	7.1%	4	Seguros Bupa	0.6%	18	0.6%	18
Seguros Mapfre	6.9%	5	6.9%	5	Seguros Fidelis	0.5%	19	0.5%	19
Seguros Universales	6.2%	6	6.3%	6	Seguros BMI	0.5%	20	0.4%	21
Seguros Agromercantil (*)	4.5%	7	4.5%	7	Seguros CHN Caución (*)	0.4%	21	0.5%	20
Seguros Pan-American	4.3%	8	4.3%	8	Seguros Privanza	0.3%	22	0.3%	22
Seguros CHN (*)	3.9%	9	3.7%	9	Seguros El Roble Caución (*) .	0.3%	23	0.3%	23
Seguros Occidente (*)	2.7%	10	2.9%	10	Seguros Solidaria	0.2%	24	0.2%	24
Seguros Columna	2.1%	11	2.1%	11	Seguros Occidente Caución (*)	0.1%	25	0.1%	25
Seguros Ceiba	1.9%	12	2.0%	12	Seguros Confianza	0.1%	26	0.1%	26
Seguros Trabajadores (*)	1.5%	13	1.5%	13	Seguros Guatemalteca Caución	0.0%	27	0.0%	27
Seguros AIG	1.2%	14	1.2%	14	Seguros De La Nación	0.0%	28	0.0%	28

Source: GSB

Note:	LTM Mar-17 corresponds to year ended March 31, 2017. LTM Jun-17 corresponds to year ended June 30, 2017.
(*)	Insurance companies that belong to banking groups.

        Gross Premiums Written by Segment

Accident and health gross premiums written	Year ended June 30, 2017		Year ended March 31, 2017		Damages gross premiums written	Year ended June 30, 2017		Year ended March 31, 2017
Company	Mkt. share	Rank	Mkt. share	Rank	Company	Mkt. share	Rank	Mkt. share	Rank
Seguros El Roble	29.9%	1	30.3%	1	Seguros El Roble	28.8%	1	28.4%	1
Seguros General	17.6%	2	17.4%	2	Seguros G&T	21.3%	2	21.7%	2
Seguros G&T	17.0%	3	16.4%	3	Seguros Mapfre	8.8%	3	9.1%	3
Seguros Pan-American	10.5%	4	10.2%	4	Seguros Universales	8.1%	4	8.3%	4
Seguros Universales	6.0%	5	6.3%	5	Seguros CHN	6.2%	5	5.7%	7
Seguros Mapfre	4.5%	6	4.5%	6	Seguros Agromercantil	6.2%	6	6.3%	5
Seguros Asrural	3.5%	7	3.7%	7	Seguros General	5.7%	7	6.0%	6
Seguros Occidente	3.3%	8	3.7%	8	Seguros Ceiba	3.9%	8	3.9%	8
Seguros Agromercantil	3.1%	9	3.1%	9	Seguros Asrural	3.7%	9	3.5%	9
Seguros Bupa	2.0%	10	2.0%	10	Seguros AIG	2.0%	10	2.0%	10
Seguros BMI	1.3%	11	1.2%	11	Seguros Alianza	1.9%	11	1.5%	12
Seguros AIG	1.0%	12	0.9%	12	Seguros Occidente	1.8%	12	1.9%	11
Seguros CHN	0.1%	13	0.1%	13	Seguros Columna	1.0%	13	1.0%	13
Seguros Trabajadores	0.1%	14	0.1%	14	Seguros Guatemalteca	0.4%	14	0.4%	14
Seguros Columna	0.1%	15	0.1%	15	Seguros Trabajadores	0.2%	15	0.2%	15
Seguros Ceiba	0.0%	16	0.0%	16	Seguros BMI	0.0%	16	0.0%	16
Seguros Guatemalteca	0.0%	17	0.0%	17
Seguros Alianza	0.0%	18	0.0%	18

Source: GSB

Note:	LTM Mar-17 corresponds to year ended March 31, 2017. LTM Jun-17 corresponds to year ended June 30, 2017.

Life gross premiums written	Year ended June 30, 2017		Year ended March 31, 2017		Surety gross premiums written	Year ended June 30, 2017		Year ended March 31, 2017
Company	Mkt. share	Rank	Mkt. share	Rank	Company	Mkt. share	Rank	Mkt. share	Rank
Seguros Asrural	20.4%	1	20.5%	1	Seguros G & T Caución	20.5%	1	20.4%	1
Seguros El Roble	16.7%	2	17.1%	2	Seguros Fidelis	16.2%	2	16.3%	2
Seguros G&T	9.2%	3	8.0%	4	Seguros CHN Caución	14.2%	3	15.6%	3
Seguros General	7.9%	4	8.9%	3	Seguros Privanza	10.8%	4	10.2%	4
Seguros Columna	7.8%	5	7.7%	5	Seguros El Roble	9.4%	5	9.8%	5
					Caución
Seguros Mapfre	6.9%	6	6.2%	8	Seguros G&T	6.7%	6	5.7%	7
Seguros Trabajadores	6.8%	7	6.8%	7	Seguros Asrural	5.9%	7	6.0%	6
Seguros Pan-American	6.5%	8	6.9%	6	Seguros Solidaria	5.3%	8	5.3%	8
Seguros Occidente	4.4%	9	4.6%	9	Seguros Occidente Caución	4.7%	9	4.3%	9
Seguros CHN	4.2%	10	4.3%	10	Seguros Confianza	2.1%	10	2.1%	10
Seguros Agromercantil	2.8%	11	2.8%	11	Seguros Alianza	1.7%	11	1.8%	11
Seguros Universales	2.7%	12	2.7%	12	Seguros Agromercantil	1.1%	12	1.2%	12
Seguros Guatemalteca	2.3%	13	2.2%	13	Seguros Mapfre	0.6%	13	0.6%	14
Seguros BMI	0.5%	14	0.5%	15	Seguros Guatemalteca Caución	0.6%	14	0.6%	13
Seguros Alianza	0.5%	15	0.6%	14	Seguros AIG	0.1%	15	0.2%	15
Seguros Ceiba	0.3%	16	0.3%	16	Seguros General	0.1%	16	0.1%	16
Seguros AIG	0.1%	17	0.1%	17

Source: GSB

Note:	LTM Mar-17 corresponds to year ended March 31, 2017. LTM Jun-17 corresponds to year ended June 30, 2017.

Main Insurance Companies in Guatemala

The following table shows selected metrics for the five largest insurance companies in Guatemala.

Selected metrics for main insurance companies for the year ended June 30, 2017

	ROAA(1)	ROAE(2)	Loss ratio(3)	Commissions ratio(4)	Administrative ratio(5)	Combined ratio(6)
Seguros El Roble	8.5%	33.6%	68.4%	19.3%	12.6%	100.2%
Seguros G&T	8.3%	27.9%	66.7%	13.8%	21.5%	102.0%
Seguros General	2.0%	7.9%	76.9%	12.9%	21.6%	111.5%
Seguros Mapfre	6.2%	20.7%	61.6%	19.1%	20.1%	100.8%
Seguros Asrural	22.3%	40.0%	44.7%	14.3%	7.7%	66.7%
System	7.7%	22.5%	61.4%	14.7%	21.6%	97.7%

Source: GSB

Note:	Ratios calculated in local currency and considering income statement figures for the year ended June 30, 2017.
(1)	Return on average assets, calculated as net income divided by average total assets.
(2)	Return on average equity, calculated as net income divided by average equity.
(3)	Loss ratio, calculated as claims divided by net premiums earned.
(4)	Commission ratio, calculated as commissions divided by net premiums earned.
(5)	Administrative ratio, calculated as administrative expenses divided by net premiums earned.
(6)	Calculated as the sum of the loss ratio, commission ratio and administrative ratio.

Selected metrics for main insurance companies for the year ended March 31, 2017

	ROAA(1)	ROAE(2)	Loss ratio(3)	Commissions ratio(4)	Administrative ratio(5)	Combined ratio(6)
Seguros El Roble	6.9%	31.2%	70.6%	18.8%	12.9%	102.3%
Seguros G&T	6.5%	23.9%	68.9%	14.7%	21.8%	105.3%
Seguros General	1.3%	5.6%	79.9%	11.8%	21.7%	113.4%
Seguros Mapfre	6.0%	20.1%	63.2%	15.3%	21.2%	99.8%
Seguros Asrural	23.1%	43.3%	46.4%	12.2%	7.8%	66.4%
System	7.0%	21.8%	62.7%	14.2%	21.9%	98.8%

Source: GSB

Note:	Ratios calculated in local currency and considering income statement figures for the year ended March 31, 2017.
(1)	Return on average assets, calculated as net income divided by average total assets.
(2)	Return on average equity, calculated as net income divided by average equity.
(3)	Loss ratio, calculated as claims divided by net premiums earned.
(4)	Commission ratio, calculated as commissions divided by net premiums earned.
(5)	Administrative ratio, calculated as administrative expenses divided by net premiums earned.
(6)	Calculated as the sum of the loss ratio, commission ratio and administrative ratio.

Among the three largest insurance companies in Guatemala, Seguros El Roble has been the fastest growing as measured by gross premiums written between 2011 and 2016 and is currently the most profitable in terms of combined ratio. The graphs below present a comparison of Seguros El Roble, G&T and Seguros General in terms of CAGR from 2011 to 2016 for gross premiums written and combined ratios for the year ending June 30, 2017.

Source: GSB

Note:	Ratios calculated in local currency and based on net income figures for the year ending June 30, 2017.
(1)	Calculated as the sum of the loss ratio, commission ratio and administrative ratio.

Overview of the Banking System in Honduras and El Salvador

Guatemala, Honduras and El Salvador, known as the “Northern Triangle” of Central America, are relevant commercial partners and economies with strong and growing trade relationships. In recent years, local companies have started to increase their presence across the Northern Triangle seeking geographic expansion, which represents a relevant growth opportunity for the banking systems of the three countries. Compared to Guatemala, the Honduran and Salvadoran banking sectors are smaller markets but also have significant growth potential. With 2016 loan-to-GDP ratios of 55.7% and 41.6%, respectively, Honduras and El Salvador have lower banking penetration than other countries in Latin America.

The Honduran banking system has shown high growth rates in recent years, with improving quality and coverage of the loan portfolio and relatively stable profitability metrics. With 16 entities, Honduras is a market dominated by local banks and concentrated in key top banks—the five largest banks accounted for 76.2% of the Honduran banking system’s total assets as of June 30, 2017. El Salvador, on the other hand, has shown more modest growth rates and profitability metrics, but has also experimented increases in loan quality and coverage of the loan portfolio. In terms of competitive landscape, El Salvador is a market dominated by foreign banks. Out of the 13 banks that operate in El Salvador, the five largest banks accounted for 74.9% of the total assets of the Salvadoran banking system as of June 30, 2017.

We have an established platform in Honduras and El Salvador. We have operations in Honduras through Banpaís, the fifth largest bank in the country, and started operations in El Salvador in 2011 through BI El Salvador. The tables below contain relevant metrics and selected ratios for the banking systems of Honduras and El Salvador, as well as an overview of our main competitors and their respective ranking and market share as measured by assets, gross loans and deposits.

Honduras

Selected Metrics for the Honduran Banking System

US$ million, unless noted	2011	2012	2013	2014	2015	2016	LTM Mar-17	LTM Jun-17	CAGR 11-16
Relevant figures
Assets	12,526	13,222	14,642	16,021	16,271	17,002	16,734	17,198	10.9%
Gross loans	7,668	8,523	9,289	9,919	10,847	11,656	10,914	11,205	13.5%
Deposits	8,476	8,737	9,514	10,398	10,667	11,487	12,041	12,328	10.9%
Equity	1,370	1,472	1,614	1,816	1,406	1,487	1,796	1,815	6.1%
Net income	150	193	190	202	211	223	230	227	12.5%

Selected ratios									Avg. 11-16
NPL /gross loans	3.1%	2.4%	2.8%	2.6%	1.7%	1.6%	1.5%	1.4%	2.4%
NPL coverage ratio	131.1%	172.4%	155.6%	164.4%	217.9%	207.4%	N/A	N/A	174.8%
ROAE (1)	11.6%	13.5%	12.3%	11.7%	13.2%	15.3%	13.5%	12.7%	12.9%
ROAA(2)	1.3%	1.5%	1.4%	1.3%	1.3%	1.3%	1.4%	1.3%	1.3%
Equity / Assets	10.9%	11.1%	11.0%	11.3%	8.6%	8.7%	10.7%	10.6%	10.3%

Source: CNBS

Note:	Ratios calculated in local currency with figures for the year ending March 31, 2017 and June 30, 2017. Balance Sheet figures converted into U.S. dollars at the end-of-period exchange rate. Income statement figures converted into U.S. dollars at the average exchange rate
(1)	Return on average equity, calculated as net income divided by average equity.
(2)	Return on average assets, calculated as net income divided by average total assets.

Main Banks in Honduras

As of June 30, 2017	Assets		Gross loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Atlántida	18.9%	1	18.7%	2	20.7%	1
Ficohsa	18.4%	2	19.9%	1	16.1%	3
Occidente	14.1%	3	10.3%	5	16.3%	2
BAC	13.6%	4	14.2%	3	14.3%	4
Banpaís	11.2%	5	11.8%	4	10.4%	5
Other banks	23.8%		25.2%		22.2%

As of March 31, 2017	Assets		Gross loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Atlántida	18.6%	1	18.4%	2	20.1%	1
Ficohsa	18.4%	2	19.6%	1	16.6%	2
Occidente	14.2%	3	10.4%	5	16.3%	3
BAC	13.5%	4	14.1%	3	14.2%	4
Banpaís	11.1%	5	12.0%	4	9.9%	5
Other banks	24.2%		25.4%		22.8%

El Salvador

Selected Metrics for the Salvadoran Banking System

US$ million, unless noted	2011	2012	2013	2014	2015	2016	LTM Mar-17	LTM Jun-17	CAGR 11-16
Relevant figures
Assets	12,840	13,432	14,239	14,598	15,583	16,173	16,684	16,571	4.7%
Gross loans	8,710	9,220	9,917	10,412	10,849	11,389	11,523	11,645	5.5%
Deposits	9,421	9,520	9,908	9,805	10,344	10,613	11,382	11,220	2.4%
Equity	1,795	1,867	1,978	2,004	2,120	2,175	2,086	2,112	3.9%
Net income	196	207	222	184	156	140	141	139	(6.5%)

Selected ratios									Avg. 11-16
NPL / Gross loans	3.6%	2.9%	2.3%	2.4%	2.3%	2.0%	2.0%	2.0%	2.6%
NPL coverage ratio	107.8%	113.3%	121.6%	119.0%	115.9%	118.0%	121.0%	118.1%	116.0%
ROAE(1)	10.9%	11.3%	11.6%	9.3%	7.6%	6.5%	6.8%	6.6%	9.5%
ROAA(2)	1.5%	1.6%	1.6%	1.3%	1.0%	0.9%	0.9%	0.8%	1.3%
Equity / Assets	14.0%	13.9%	13.9%	13.7%	13.6%	13.5%	12.5%	12.7%	13.8%

Source: SSF

Note:	Ratios calculated in local currency with figures for the year ending March 31, 2017 and June 30, 2017.
(1)	Return on average equity, calculated as net income divided by average equity.
(2)	Return on average assets, calculated as net income divided by average total assets.

Main Banks in El Salvador

As of June 30, 2017	Assets		Gross loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banagrícola	26.4%	1	26.2%	1	26.3%	1
Davivienda	14.5%	2	14.8%	2	13.5%	3
BAC	13.3%	3	13.4%	3	13.8%	2
Scotiabank	12.1%	4	13.1%	4	11.5%	4
Banco Cuscatlan	8.6%	5	8.4%	5	9.0%	5
BI El Salvador	1.8%	11	1.3%	12	1.7%	11
Other banks	23.2%		22.7%		24.2%

As of March 31, 2017	Assets		Gross loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banagrícola	26.9%	1	26.3%	1	26.5%	1
Davivienda	14.3%	2	15.0%	2	13.5%	2
BAC	12.9%	3	13.1%	4	13.1%	3
Scotiabank	12.1%	4	13.4%	3	11.8%	4
Banco Cuscatlan	8.5%	5	8.4%	5	8.9%	5
BI El Salvador	1.9%	10	1.4%	10	1.6%	12
Other banks	23.4%		22.5%		24.6%

Source: SSF

BUSINESS

Our Business

We are the largest financial services group in Guatemala, with a growing presence in other underpenetrated and fast-growing Central American countries. Through our subsidiaries, we provide a comprehensive range of corporate and retail banking, insurance and other financial services to more than 1.8 million clients as of June 30, 2017. We were formed as a holding company in 2006, and our main subsidiary, Banco Industrial, was founded in 1967. We believe that our businesses benefit from significant synergies as a result of being part of one financial group.

Our operations in Guatemala include Banco Industrial and Seguros El Roble, the largest bank and insurance company in the country, respectively, which are also among the most profitable entities in the Guatemalan banking and insurance systems, according to the GSB. We are the market leader in terms of total assets, total net loans and total deposits, with market shares of 27.7%, 27.8% and 24.3%, respectively, as of June 30, 2017, as well as, first in total gross premiums written, with a market share of 24.9% and 26.1%, respectively, for the three-month period ended June 30, 2017 and the year ended March 31, 2017, according to the GSB. On an annualized basis for the three-month period ended June 30, 2017 and for the year ended March 31, 2017, Banco Industrial had a ROAE of 19.6% and 21.7%, respectively, compared to a ROAE of 15.0% and 14.7%, respectively, for the Guatemalan banking system as a whole, and Seguros El Roble (including Fianzas El Roble) had a ROAE of 37.6% and 31.2%, respectively, compared to a ROAE of 25.6% and 21.8%, respectively, for the Guatemalan insurance system as a whole, according to the GSB. As of June 30, 2017, Banco Industrial had one of the largest banking distribution networks in Guatemala, with 6,164 points of service, comprised of 621 branches, 3,874 ATMs (including 1,026 proprietary and 2,848 third-party network ATMs) and 1,669 correspondent agents (third-party points of service). As of June 30, 2017, Banco Industrial, Seguros El Roble and our other financial operations in Guatemala represented 78.5% of our total assets.

As part of our growth strategy, beginning in 2007 with our acquisition of a controlling interest in Banpaís, we expanded our operations outside Guatemala to Honduras and El Salvador. Since then, our international growth has been focused on the northern part of Central America, given the high level of intra-regional trade activity by our clients. In January 2016 we expanded our operations into Panama. Currently, our operations outside of Guatemala include: (i) Banpaís, the fourth-largest bank in Honduras in terms of total net loans, with a 12.1% market share as of June 30, 2017, according to the CNBS, (ii) Seguros del País, the fourth-largest insurer in Honduras in terms of total gross premiums written, with a 12.2% and 8.7% market share for the three-month period ended June 30, 2017 and the year ended March 31, 2017, according to the CNBS, and (iii) BI El Salvador, the 12th-largest bank in El Salvador in terms of total net loans, with a 1.5% market share as of June 30, 2017, according to the SSF. Our banking network outside Guatemala is comprised of a total of 178 branches and 176 ATMs as of June 30, 2017. As of June 30, 2017, Banpaís, Seguros del País and BI El Salvador, together, represented 13.2% of our total assets.

Our History and Corporate Structure

Since our incorporation, we have been a 100% privately-held institution. Formed in November 2006, Bicapital Corporation is a holding company incorporated under the laws of Panama. Banco Industrial, our main subsidiary, was founded in Guatemala in 1967. In 1973, Seguros El Roble, our insurance company in Guatemala, was established. In 2007, Bicapital acquired a controlling interest in Banpaís, our subsidiary in Honduras. In 2011, Banco Industrial was granted a banking license in El Salvador and BI El Salvador initiated operations.

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of June 30, 2017.

•	Banco Industrial is a bank that provides a wide range of commercial and retail financial services in Guatemala and El Salvador. Banco Industrial’s main subsidiaries include:

•	Westrust Bank, an offshore bank incorporated in The Bahamas, is the largest offshore bank authorized to do business in Guatemala, with a 35.2% market share with respect to offshore banks in Guatemala as of June 30, 2017 in terms of assets, according to the GSB;

•	Financiera Industrial provides financial services to commercial and retail clients in Guatemala, including mortgage loans, credit lines and investment fund and trust services;

•	Contecnica, an issuer of credit cards and debit cards under the VISA trademark in Guatemala; and

•	BI El Salvador is a bank with operations in El Salvador, assets of US$305.9 million and 122 employees as of June 30, 2017.

•	Seguros El Roble, the leading insurance company in Guatemala, provides a variety of insurance products and services, including life insurance, property and casualty insurance, automobile insurance, and health insurance, among others, for retail and commercial clients. Through Fianzas El Roble, its wholly-owned subsidiary, Seguros El Roble provides a variety of surety bonds for commercial and retail clients.

•	Banpaís is a bank that provides a wide range of banking services to over 445,800 commercial and retail clients in Honduras as of June 30, 2017. Banpaís owns 100% of Seguros del País, which provides insurance products and services to both commercial and retail clients in Honduras.

•	Bi-Bank is our bank in Panama, and began operations in January 2016. As of June 30, 2017 Bi-Bank had assets of US$160.4 million.

•	Mercado de Transacciones S.A (“Mercado de Transacciones”), a securities brokerage firm, was one of the founders of the Guatemalan Stock Exchange (Bolsa de Valores Nacional, S.A.), and is the second-largest securities brokerage firm in Guatemala in terms of volume of operations, having processed US$43,707.4 million and US$11,177.5 million, respectively, in transactions during the year ended March 31, 2017 and the three-month period ended June 30, 2017, which represented a market share of 28.1% and 24.8%, according to information provided by the Guatemalan Stock Exchange.

•	Almacenes Generales S.A. (“Almacenes Generales”) and Almacenadora Integrada S.A. (“Almacenadora Integrada”) are two warehouse services companies that manage, store and administer the tax payments of our commercial clients’ imported merchandise.

•	Support companies and other companies includes insurance brokers, hospitals (medical attention for our insurance clients), family remittances services, a leasing company, electronic invoicing, and other small businesses that support our operations, such as legal services, investment and real estate management, accounting services and IT consulting. As of June 30, 2017, these companies represented approximately 7.7% of our total assets.

Our Competitive Strengths

Leading financial institution in Guatemala with a growing presence across Central America

Through our main subsidiary, Banco Industrial, we have been one of the main financial institutions in Guatemala over the past 45 years, consolidating our leadership position in commercial and retail banking. Over the last ten years, Banco Industrial has been the leading bank in Guatemala in terms of total assets, total net loans and deposits, with a market share of 27.7%, 27.8% and 24.3%, respectively, as of June 30, 2017, according to the GSB.

We believe that Banco Industrial’s strong brand recognition, solid reputation and distribution network have contributed to our leading position in Guatemala. Banco Industrial has been recognized with distinguished international awards, including “Best Bank in Guatemala” by Euromoney from 2010 through 2016, “Bank of the Year in Guatemala” by Latin Finance in 2010, 2011, 2013, 2015 and 2016, and by The Banker from 2010 through 2016, “Best Bank in Guatemala” by Global Finance in 2013, 2014 and 2015, “Best FX Provider in Guatemala” by Global Finance from 2010 through 2012 and from 2015 to 2017, and “Best Online Banking in Guatemala” by Global Finance in 2014.

Banco Industrial has one of the largest banking distribution networks in Guatemala, according to the GSB, serving more than 1.4 million retail clients and 13,345 commercial clients, and processing more than 212.6 million transactions during the year ended March 31, 2017 and 56.5 million transactions for the three-month period ended June 30, 2017.

Banco Industrial performs a systemically important role for Guatemala’s financial market and economy. Banco Industrial is one of the leading check-clearing institutions in the Guatemalan financial system, with a 24.75% market share as of June 30, 2017 in amount of quetzales cleared, according to the Guatemalan Automated Clearing House’s compensation agent and operator (Imágenes Computarizadas de Guatemala, S.A.). Banco Industrial is the main tax collector for the Guatemalan government with a 40.9% market share as of June 30, 2017 according to the Guatemalan Superintendency of Tax Administration (Superintendencia de Administración Tributaria), and according to the Guatemalan Central Bank, Banco Industrial is a leading recipient of family remittances, processing US$2,018.2 million in remittances flowing into Guatemala, representing a 27.1% market share for the year ended March 31, 2017, and processing US$597.4 million in remittances flowing into Guatemala, representing a 28.3% market share, for the three-month period ended June 30, 2017.

In addition to our leadership in banking, through Seguros El Roble and Fianzas al Roble, we are the leading insurer in Guatemala with a 24.9% and 26.1% market share in total gross premiums written for the three-month period ended June 30, 2017 and the year ended March 31, 2017, respectively, according to the GSB. Seguros El Roble and Fianzas El Roble’s gross premiums written achieved a CAGR of 6.4% for the five-year period ended June 30, 2017, compared to a CAGR of 7.6% of the industry for the period, in Guatemalan GAAP as reported to the GSB.

We have a loan portfolio in Central America (excluding Guatemala) in an aggregate amount of US$1,589.9 million as of June 30, 2017, which represents 17.4% of our total loan portfolio. We are the fourth-largest bank in Honduras in terms of total net loans with a market share of 12.1%, with 169 branches and 157 ATMs as of June 30, 2017. In El Salvador we have a market share of 1.5% in terms of total net loans, with eight branches and 19 ATMs. In line with our expansion strategy, we began banking operations in Panama in January 2016 under the name BiBank, where we obtained a license to operate in September 2015, complementing our platform in Central America to better serve our clients’ needs, allowing us to serve the many multinational companies who have established their headquarters in Panama.

Track record of profitable growth

We have consistently demonstrated our ability to deliver profitable growth. Our total assets, net loans, deposits and total equity grew at a compounded annual rate of 10.6%, 13.0%, 8.7% and 13.7%, respectively, over the period between April 1, 2012 and June 30, 2017. Our ROAE was 16.3% on an annualized basis for the three-month period ended June 30, 2017 compared to our ROAE of 18.8% and 19.6% for the years ended March 31, 2017 and 2016, respectively. Our main banking and insurance subsidiaries have been able to deliver strong performances as compared to the banking and insurance systems in the jurisdictions in which they operate, based on local GAAP reporting to each regulator, as shown in the table below.

	5-Year CAGR				For the year ended March 31,
	(April 1, 2012 - March 31, 2017)				2017
	Total Assets	Total Loans	Total Shareholders’ Equity	Net Income	ROAE
Banco Industrial Guatemala	10.50%	13.07%	14.15%	10.54%	21.71%
Guatemala Banking System (1)	10.29%	11.49%	10.66%	4.13%	14.73%
Top Three Private Banks(2)	8.59%	11.66%	7.92%	3.86%	12.36%

Banpaís	11.55%	11.78%	11.97%	8.73%	14.92%
Honduras Banking System(1)	9.51%	10.92%	9.63%	10.92%	12.85%
Top Three Private Banks(3)	9.13%	10.48%	9.12%	13.10%	13.58%

BI El Salvador	20.82%	25.89%	11.07%	33.28%	1.63%
El Salvador Banking System(1)	5.11%	6.02%	3.70%	(6.71)%	6.77%
Top Three Private Banks(4)	3.77%	4.22%	2.58%	(6.35)%	9.22%

Seguros El Roble(5)	12.18%	9.27%	11.92%	20.76%	11.94%
Guatemala Insurance System(1)	8.15%	7.58%	11.22%	10.26%	10.81%

Seguros del País	14.30%	(5.73)%	10.11%	14.80%	54.80%
Honduras Insurance System(1)	9.56%	(7.30)%	9.57%	7.44%	31.70%

Note:	Figures in local GAAP, according to the GSB, the CNBS and the SSF. Top three private banks for each country determined by total assets as of March 31, 2017.
(1)	Figures exclude our subsidiaries.
(2)	G&T Continental, Agromercantil de Guatemala and Reformador.
(3)	Banco Ficohsa, Banco Atlántida and Banco de Occidente.
(4)	Banco Agricola, Banco Davivienda Salvadoreño and Scotiabank El Salvador.
(5)	Including Fianzas El Roble.

We believe that our broad retail and commercial client base allows us to sell complementary financial products and services, increasing our wallet penetration, strengthening customer loyalty and achieving higher profitability in our operations. An important component of our strategy is to provide our corporate clients with a package of services called Total Service (Servicio Total). We provide corporate clients with (i) a dedicated account manager specialized in fulfilling the specific needs of each client, (ii) high-quality and competitive financial services, (iii) technological services allowing commercial clients to connect online and (iv) insurance policies at competitive prices, including coverage for auto, transportation and property, as well as collective life and health insurance policies.

Our market knowledge, acquired over nearly 50 years, allows our subsidiaries to develop innovative product platforms to better serve our clients’ needs. As an example, our mortgage loans are packaged with both life insurance and property and casualty insurance policies and our auto loans are packaged with auto insurance policies, all provided by our insurance subsidiaries (Seguros El Roble in Guatemala and Seguros del País in Honduras). As a result, we have recorded increased levels of productivity on a per client basis. Our clients in Guatemala used, on average, 2.5 of our products as of March 31, 2007, reaching 5.0 as of June 30, 2017, calculated as the total number of products over the total number of clients.

We have also developed products for employees, suppliers and clients of our largest commercial clients, such as specific loan programs and electronic direct payment mechanisms via Internet banking services, as well as preauthorized credit lines for our clients’ suppliers. Additionally, in Guatemala we have established branches and ATMs on our commercial clients’ premises and developed information and technology systems specifically designed to provide a direct online link between a client company’s computer mainframe and our subsidiaries’ mainframe.

In addition to our track record of organic growth, we have demonstrated an ability to identify and execute acquisitions, integrate other banks and capitalize on synergies. We have created an integrated merger and acquisition taskforce to identify, analyze and execute acquisitions and have also developed streamlined processes to integrate an acquired company into our operations. As part of our strategy, we intend to engage in tactical acquisitions on a selective basis. Our most recent acquisitions include: Sermesa (2014, Guatemala), Banco del Quetzal (2007, Guatemala), Banpaís (2007, Honduras) and Banco de Occidente (2006, Guatemala).

Sound risk management resulting in strong asset quality

We have an experienced risk-management team focused on monitoring and managing risks across all business areas. This team has internal policies, targets and limits in place to monitor each type of risk under the umbrella of comprehensive risk-management practices. Our credit risk policies are approved by our risk committee and board of directors and are revised on an annual basis.

Historically, and mainly as a result of our conservative credit risk-management policies, we have experienced low NPL and high NPL coverage ratios. As of June 30, 2017, based on Guatemalan GAAP, the NPL ratio for Banco Industrial in Guatemala was 0.7%, the second-lowest ratio in the banking industry, and significantly lower than the Guatemalan banking industry’s average NPL ratio of 2.5% as of the same date, and Banco Industrial’s NPL coverage ratio was 240.6% as compared to the Guatemalan banking industry’s NPL coverage ratio of 114.1%. As of June 30, 2017, Banpaís and BI El Salvador had NPL ratios of 1.1% and 0.8% (based on Honduran and Salvadoran GAAP, respectively), which were also significantly lower than the Honduran and Salvadoran banking industry’s average NPL ratio of 2.0% and 2.0%, respectively. The NPL coverage ratio for Banpaís and BI El Salvador was 146.6% and 136.1%, respectively, as compared to the Honduran and Salvadoran banking industry’s average NPL coverage ratio of 181.7% and 118.1%, respectively.

To date, our robust growth has not led to a deterioration of our loan portfolio due to our risk-management experience across our commercial and retail segments. In the commercial segment, which represented 73.9% of our total net loan portfolio as of June 30, 2017, we focus on the higher-quality clients in each sector of the economy, which allows us to maintain lower NPL levels. In retail lending, we target higher credit-worthy individuals, with job stability, low indebtedness and good commercial and personal references. As of June 30, 2017, our NPL and NPL coverage ratios were 1.1% and 93.4%, respectively.

Diversified funding base with competitive funding cost

We have access to diverse sources of funding, including traditional deposits (from both commercial and retail clients) and debt securities placed in local and international capital markets. For the three-month period ended June 30, 2017 and the year ended March 31, 2017, 70.6% and 69.0% of our total funding base, respectively, was comprised of traditional deposits. Our deposit base is broad and fragmented, such that we are not dependent on a certain type of client, which provides us with a competitive and consistent average cost of funding of 3.6% annualized for the three-month period ended June 30, 2017, 3.6% for the year ended March 31, 2017, 3.6% for the year ended March 31, 2016, and 3.7% for the year ended March 31, 2015. As of June 30, 2017, deposits were comprised of approximately 2.1 million account deposits.

According to the GSB, Banco Industrial, our main subsidiary, has been the leading banking institution in deposits in Guatemala, with a market share of demand, savings, and term deposits of 30.3%, 23.9%, and 19.6% respectively, as of June 30, 2017. Our bank in Honduras, Banpaís, occupies the fifth place in total deposits in Honduras according to the CNBS, with a market share of 10.0%, and specific market shares in demand, savings, and term deposits of 9.5%, 7.9% and 13.6%, respectively, as of June 30, 2017.

In order to further diversify our funding base and improve duration matching, we regularly access the international capital markets to provide our subsidiaries with long-term funding and regulatory capital at competitive costs. Over the last 12 years, we have raised more than US$2,155 million in funding from the international capital markets. In April 2008, Banco Industrial issued Tier 1 Capital Notes due 2068 in the international capital markets in a principal amount of US$35 million. In July 2011, Banco Industrial issued subordinated debt for US$150 million with a maturity of ten years. In October 2012, Banco Industrial issued senior unsecured notes due 2022 for a total aggregate amount of US$500 million, obtaining one rating above Guatemala’s country rating. Banco Industrial has also established a DPR (Diversified Payment Rights) Securitization Program, through which it issued notes in 2005 for US$200 million, in 2007 for US$300 million (restructured in 2011 for an additional US$25 million), in 2011 for US$180 million, in 2013 for US$450 million, and in 2016 for US$350 million for a total of US$1,505 million. The total outstanding balance under the DPR Securitization Program as of June 30, 2017 was US$844.1 million.

Efficient operational platform supported by best-in-class technology

Through the use of advanced technology, we are focused on providing high-quality services to our clients in an efficient manner. We provide our commercial and individual clients a variety of electronic services to carry out different types of operations. The emphasis on non-traditional distribution channels has helped us increase client access to services and improve efficiency. Through our electronic banking platform, we offer retail clients different options for performing transactions, including through ATMs, web channels, apps and SMS. For our commercial clients, we offer an integral solution through a web page to carry out remote banking operations in a quick and secure manner directly from their offices. For the three-month period ended June 30, 2017 and the year ended March 31, 2017, approximately 67.8% and 65.2% of our total banking transactions in Guatemala, 47.0% and 41.3% of our banking transactions in Honduras and 10.9% and 12.0% of our banking transactions in El Salvador were conducted electronically.

We have our own telecommunications infrastructure consisting of a microwave network that interconnects most of our points of service in Guatemala, Honduras and El Salvador, thus facilitating efficient communication and improving customer service. In addition, we offer an integrated regional banking service through an electronic platform (web page) called Regional Connection (Conexión Regional), which allows our clients to perform financial transactions between their accounts in Guatemala, Honduras, and El Salvador. Given our significant investments in the area in recent years, we feel confident that our current information technology platform is sufficient to support our anticipated growth.

Our commercial activities are supported by our Client Relationship Management system (“CRM”). We believe that our CRM provides us with a competitive advantage by allowing us to segment our clients based on, among other factors, profitability, income level, consumption preferences and location. We have established a call center, completely functional as a tool for CRM communications. Our CRM platform allows us to service our clients more efficiently and improves productivity by allowing us to better identify our clients’ needs and target cross-selling opportunities.

We believe that our focus on technology has been a key driver in generating significant operational efficiencies. We have also implemented a cost-reduction strategy, which has helped us realize higher profit margins in our products and services. As an example, Banco Industrial has established correspondent agents throughout Guatemala in locations where we do not have branches, providing them with hardware equipped with communication technology for the operation of different types of transactions, allowing us to access more clients at a lower cost. For the three-month period ended June 30, 2017 our efficiency ratio was 53.9% as compared to our efficiency ratios of 54.7% and 55.2% for the years ended March 31, 2017 and 2016, respectively. Our total productivity per employee, calculated as operating and administrative expenses over the number of employees, stood at US$35,587.8 per employee (annualized) for the three-month period ended June 30, 2017 and US$31,683.4 and US$30,993.4 for the years ended March 31, 2017 and 2016, respectively.

Experienced management team, highly involved board of directors

Our senior management has significant experience in the banking and financial services industry and the know-how to identify and offer products and services that meet our clients’ needs, while maintaining effective risk management and strong profitability levels. Since 1967, Banco Industrial has had only two Chairmen and two Chief Executive Officers and a stable senior management team with an average of more than 20 years with the company.

The experience of our senior management in the industry ranges between 10 and 40 years and most of our senior managers have master’s degrees in their relevant fields of specialization from leading business schools in Latin America and the United States. In addition, we are focused on attracting, developing and maintaining highly qualified personnel. We believe that a merit-based culture that highlights teamwork enables us to maintain a motivated workforce that delivers high-quality service.

Our approach to promotion and succession focuses on identifying and internally developing the talent needed for the future. We offer growth opportunities within the organization to employees who are academically prepared (bachelor’s degree and master’s degree) and have the seniority and experience to be able to move into roles of further responsibility and leadership. This allows us to create a stronger administrative team and preserve our work culture.

Additionally, our board of directors is made up of well-known and recognized entrepreneurs in Guatemala with experience in the country’s largest industries such as textiles, food and beverages, cement, agroindustry, pharmaceutical and commercial products, among others. Our directors, including our independent directors, participate in all key governance committees and actively supervise our operations. Our directors’ experience in the financial industry ranges between 15 and 45 years. Our executive committee consists of our most senior directors, with an average of more than 20 years of experience with the company. Our executive committee is required to meet at least quarterly but may meet more frequently if deemed necessary. In addition, because some of the boards of directors of our subsidiaries, such as Banco Industrial, are comprised of certain of the same members as our executive committee, members of our executive committee meet more frequently to discuss the operations of our subsidiaries.

Our Strategy

Over the course of our history we have developed a successful business strategy, which has allowed us to become Guatemala’s leading financial institution and expand our operations to attractive markets in Central America. This strategy provides us a basis for consistent profitable growth while adhering to sound risk-management policies. Beginning in 1995, a core element of our strategy has been the growth and expansion of our retail banking platform. We are also looking to increase market share in the small- and medium-enterprise (“SMEs”) and microfinance businesses, while maintaining our strategy of profitable growth combined with high-quality risk-management systems. We also aim to continue growing our other Central American operations by strengthening our business in Honduras and El Salvador and replicating our proven successful business model in other Central American countries, such as Panama.

We expect to achieve these objectives through the following strategies:

Increase our market share in high-margin businesses

As of June 30, 2017, our loan exposure was mainly concentrated in the commercial segment, representing 73.6% of our total net loan portfolio while the retail segment represented 26.4% of our total net loan portfolio, compared to our loan exposure of 73.9% and 26.1% in the commercial and retail segments, respectively, as of March 31, 2017. We believe the retail segment, as well as SMEs, provide great potential for growth and the ability to increase our financial margins due to their potential for higher interest rates when compared to those charged to large corporations.

We will seek growth in the retail segment through a dual strategy of cross-selling with our existing clients, offering key retail products such as credit cards, payroll loans, mortgages, auto loans and other consumer loans, as well as through the generation of new clients as a result of the expansion of service points and entry into new market niches. Accordingly, we have sought to develop products and services aimed at further penetrating this segment. As of June 30, 2017, our retail banking net loan portfolio totaled US$2,381.8 million, representing 26.4% of our total net loan portfolio, as compared to US$2,307.5 million representing 26.1% of our total net loan portfolio as of March 31, 2017 and US$1,994.7 million, representing 25.3% of our total net loan portfolio as of March 31, 2016.

We aim to achieve growth in SME clients by creating partnerships with associations and organizations that bring together SMEs, with the aim of developing products and services within this segment, such as the development of a revolving credit line program designated for working capital needs for the members of the Chamber of Commerce and Industry in Guatemala.

In order to maximize cross-selling efforts, we have implemented a CRM platform that closely monitors the number of products per client, which has helped us identify opportunities to offer additional financial services to the clients of our banking and non-banking subsidiaries with an emphasis on meeting individual customer needs identified by our sales force. For our retail products, additional products may include mortgages, various types of personal loans, insurance products, debit and credit cards, online and mobile banking services, safety deposit boxes, trust funds and access to loyalty programs. We also intend to leverage our payroll client base to offer additional products and services to our existing clients, who are easily accessible and relatively low-risk given that the repayment of loans to our payroll clients are directly deducted from their salaries.

Capitalize on low banking penetration and increase our presence in rural areas

According to the World Bank, only 40.8% of the adult population (above 15 years old) of Guatemala had an account at a formal financial institution as of December 31, 2016; the same metric for Brazil, Colombia, Peru, Mexico and Chile was 68.1%, 38.4%, 29.0%, 38.7% and 63.2%, respectively as of December 31, 2015 (most recent data available). We believe that this low penetration rate creates a growth opportunity for us, which we plan to capitalize upon pursuant to the following strategies:

•	developing financial products and services adapted to our microfinance customer needs, including loans, payment methods, insurance and specialized branches; we believe that this line of business is not only profitable and has significant growth potential but also contributes to the economic and social development of the countries where we have a presence;

•	increasing our network of correspondent agents in rural areas, enabling the population of these areas to have access to financial services through points of service in well-established businesses recognized in the community, providing a more familiar environment for them; and

•	focusing on the family remittance business, which continues to represent a significant market opportunity in our existing geographic markets, allowing us to offer other banking services to the beneficiaries, such as savings accounts, health and life insurance, mortgage products and credit cards, among others.

Continue to focus on monitoring and managing risks across all business areas

We have an experienced team focused on monitoring and managing risks across all business areas, including operational, market, liquidity and credit risks. Historically, we have experienced stable, low NPL ratios, well below the average NPL ratios for the countries in which we operate. Our overall NPL ratio as of June 30, 2017 was 1.1%; NPL ratios for our commercial banking portfolio and our retail banking portfolio were 0.5% and 2.8% as of June 30, 2017, respectively. As we continue to further penetrate higher-margin segments, by means of our strong risk-management system, we plan to take measures to ensure that growth in these segments does not lead to deterioration in our loan portfolio quality.

Continue to grow our insurance business

We intend to continue growing our personal insurance business by offering our clients differentiated and simplified products focused on client segmentation and specific distribution channel needs, including branches, telemarketing and third-party networks. Guatemala offers opportunities for growth in the insurance segment due to its low penetration with a 1.2% ratio of gross premiums written-to-GDP as of December 31, 2016, according to the GSB and the Guatemalan Central Bank. We expect that future growth opportunities will arise from increased insurance needs of existing clients across all lines of business and the acquisition of new clients, mainly in health and life insurance. With our market-leading position, through Seguros El Roble, we believe that we are well positioned to take advantage of this future potential growth.

Recently, the Guatemalan government has made certain proposals that could, if implemented, result in the occurrence of the following events: implementation of mandatory third-party liability insurance for automobile drivers (auto), reform or privatization of pensions in Guatemala (health and life), and widespread insuring of state-owned assets such as highways, bridges, and public sector buildings (property and casualty). Our insurance companies are well-structured to capitalize on any of these opportunities, should they arise, and are actively promoting the development of these market opportunities.

Additionally, in September 2014, we acquired Grupo Sermesa, which we believe is one of the largest hospital groups in Guatemala by bed count, with 302 beds across six hospitals. We intend to vertically integrate our medical operations with our accident and health insurance business to drive growth. Furthermore, we believe that this acquisition will not only benefit the insurance business but also constitute a significant growth opportunity for us given Guatemala’s limited infrastructure and staffing in the healthcare field, which generates pent-up demand for medical services in the country. Pursuant to the Guatemalan National Statistical Institute’s 2013 Health Survey (Instituto Nacional de Estadística Guatemala, Encuesta de Salud 2013), Guatemala had a rate of 0.9 physicians per 10,000 inhabitants, and according to the most recent data available from the World Health Organization, in 2013, Guatemala had six hospital beds per 10,000 inhabitants, as compared to eight, 11, 15 and 10 per 10,000 inhabitants in El Salvador, Bolivia, Peru and Colombia, respectively. Admissions to private hospitals increased from 139,283 in 2009 to 189,555 in 2013, or 37.1%, according to the Guatemalan National Statistical Institute’s 2013 Health Survey. For a discussion of our insurance strategy, see “Business—Insurance Segment.”
Further develop our Central American operations

Our presence in Guatemala, Honduras and El Salvador has enabled us to position ourselves as one of the largest financial conglomerates in Central America, and we have used this platform for expansion to the other countries in the region, such as Panama.

We initiated banking operations in Panama in January 2016, receiving final regulatory approval in September 2015. Panama has become Guatemala’s second-fastest growing trading partner in the region, with a CAGR of 2.4% of total trade flows between the two countries during the five years ended on December 31, 2016, according to the Guatemalan Central Bank. We also believe the country has significant potential for growth given its strategic location. Our strategy in Panama will initially focus on the corporate segment, foreign trade services and private banking.

In the development of our regional expansion we will continue to pursue growth opportunities both organically and through acquisitions. We intend to continue capitalizing on economies of scale and operating efficiencies through the implementation of the standards and best-practices of Banco Industrial’s business model in Guatemala in our banking operations in Honduras , El Salvador and Panama.

Despite our growing presence in Central America, we believe that Guatemala will continue to represent the majority of our operations and that the Central American expansion will continue to be centered through economies with significant ties to our clients and to the overall Guatemalan economy.

Commercial Banking Segment

Overview

Our commercial banking segment focuses on providing a full range of commercial banking products and services to Central American companies and corporations through subsidiaries in Guatemala, Honduras and El Salvador. The commercial banking segment serves approximately 16,660 companies, with approximately 13,345 in Guatemala, 1,755 in Honduras, and 1,560 in El Salvador, as of June 30, 2017. Our commercial banking segment is organized into two business units: corporate and SME.

Our commercial banking segment serves companies in the manufacturing, agro-industrial, construction, commerce, consumer goods, real estate and financial services sectors. To meet our commercial clients’ needs, we have developed a wide variety of products and services, ranging from traditional financial services (loans, deposits and trade related services) to more specialized products (investment banking, corporate finance and trust services). We also provide cash-management services for our commercial clients, including treasury and payroll services, bill payment and collection, which provides opportunities for us to cross-sell retail banking products to their employees, vendors and customers.

Since our banking subsidiary in Guatemala, Banco Industrial, started operations in 1968, we have developed strong capabilities and expertise in the commercial banking segment, and as we expanded to Honduras and El Salvador, we replicated our commercial banking business model by offering similar products and services to corporate clients and SMEs in these markets. This strategy has allowed us to capture and retain commercial clients that operate in multiple countries in Central America and yet belong to the same economic group.

For the three-month period ended June 30, 2017, our commercial banking segment generated US$32.5 million of our profit before tax, representing 50.9% of our total profit before tax for the period. For the period, our commercial banking operations in Guatemala, Honduras, and El Salvador, generated US$25.5 million, US$5.5 million and US$1.3 million of our profit before tax, respectively, representing 78.5%, 17.0%, and 4.0% of our total profit before tax, respectively.

For the year ended March 31, 2017, our commercial banking segment generated US$121.3 million of our profit before tax, representing 45.8% of our total profit before tax for the period. For the period, our commercial banking operations in Guatemala, Honduras and El Salvador, generated US$92.7 million, US$24.0 million and US$4.8 million of our profit before tax, respectively, representing 35.0%, 9.0%, and 1.8% of our total profit before tax, respectively.

As of June 30, 2017, our commercial banking net loan portfolio totaled US$6,645.8 million, representing 73.6% of our total net loan portfolio, and had an NPL ratio of 0.5%. Banco Industrial represented 83.0% of our commercial banking net loan portfolio, while Banpaís and BI El Salvador represented 13.4% and 2.3%, respectively, as of June 30, 2017.

As of March 31, 2017, our commercial banking net loan portfolio totaled US$6,526.9 million, representing 73.9% of our total net loan portfolio, and had an NPL ratio of 0.5%. Banco Industrial represented 82.7% of our commercial banking net loan portfolio, while Banpaís and BI El Salvador represented 13.8% and 2.4%, respectively, as of March 31, 2017.

As of June 30, 2017, our commercial banking net loan portfolio is divided into loans to entities in the consumer goods industry (25.7%), manufacturing (18.9%), financial services and real estate (12.6%), commerce (10.6%), utilities (12.1%), social and community services (7.4%), construction (6.3%), agriculture (5.6%), and other (0.8%).

As of June 30, 2017, Banco Industrial ranked first in commercial loans in Guatemala with a market share of 36.5%, according to information provided by the GSB, and Banpaís ranked fifth in commercial loans in Honduras with a market share of 10.6%, according to information provided by the CNBS. As of June 30, 2017, BI El Salvador ranked 11th in commercial loans in El Salvador with a market share of 3.0%, according to information provided by the SSF.

The table below provides a breakdown of our commercial banking net loan portfolio under IFRS as of the dates indicated.

	As of June 30,		As of March 31,
	2017		2017		2016		2015
	US$	%	US$	%	US$	%	US$	%
	million		million		million		million
Commercial Net Loans
Corporate Net Loans	6,059.0	91.2%	5,952.0	91.2%	5,341.0	90.8%	4,846.2	90.6%
SME Net Loans	586.8	8.8%	575.0	8.8%	544.3	9.2%	504.8	9.4%
Total Commercial Net Loans	6,645.8	100.0%	6,526.9	100.0%	5,885.3	100.00%	5,351.0	100.0%
Total Net Loans	9,027.6		8,834.4		7,880.0		7,128.2
Percentage of Total Net Loans		73.6%		73.9%		74.7%		75.1%

As of June 30, 2017, our commercial banking deposits totaled US$4,564.1 million, representing 48.2% of our total deposits. Banco Industrial represented 79.5% of our commercial banking deposits, while each of Banpaís, BI El Salvador and Bi-Bank represented 16.1%, 2.6% and 1.7%, respectively, as of June 30, 2017.

The table below provides a breakdown of our commercial banking deposits under IFRS as of the dates indicated.

	As of June 30,		As of March 31,
	2017		2017		2016		2015
	US$	%	US$	%	US$	%	US$	%
	million		million		million		million
Commercial Deposits
Term Deposits	2,031.9	44.5%	1,781.7	41.5%	1,611-5	40.2%	1,370.6	38.6%
Demand Deposits	2,268.0	49.7%	2,236.1	52.1%	2,195.2	54.7%	2,011.4	56.6%
Savings Deposits	221.2	4.8%	227.7	5.3%	167.5	4.2%	150.5	4.2%
Other Deposits	43.0	0.9%	43.4	1.0%	36.2	0.9%	19.5	0.6%
Total Commercial Deposits	4,564.1	100.0%	4,288.9	100.0%	4,010.4	100.0%	3,552.0	100.0%
Total Deposits	9,473.1		9,134.1		8,571.4		7,710.1
Percentage of Total Deposits		48.2%		47.0%		46.8%		46.1%

Corporate Business Unit

Our corporate business unit is primarily responsible for providing services to entities to which we have provided individual loans in a principal amount greater than US$650,000 or that are part of a large corporate conglomerate. As of June 30, 2017, we served 7,645 entities through our corporate business unit, including 6,987 in Guatemala, 184 in Honduras, and 474 in El Salvador. We provide these entities with high-quality, highly-competitive financial services such as investment banking, corporate finance and other sophisticated banking products to meet their needs. We also focus on developing a relationship with each of our corporate clients and promoting fee-based low-risk products, such as letters of credit, collections, transfers and foreign-exchange services that are tailored to meet the particular requirements of each client. Each corporate client is assisted by a specifically-assigned relationship manager who is specialized in fulfilling the needs of each corporate client in a timely and efficient manner. In addition, we provide our corporate clients with technological services enabling them to perform banking transactions electronically.

Our corporate clients include multinational companies with operations in Guatemala, Honduras and El Salvador, and some of the largest and most important local companies operating in these countries. Additionally, we target the largest companies in the Central American region and have participated in syndicated loans to leading companies in the region in different industrial sectors.

Traditionally, our corporate business unit has been our core business with competitive advantages based on our expertise and reputation stemming from our more than 45-year history in the market. It is in this business unit where we have focused more keenly on product development in order to generate client loyalty by providing integral solutions for all of our clients’ needs. For example, we have developed services to enable corporate clients to make social security payments for their employees through our corporate internet banking system, thereby allowing clients to avoid higher costs associated with traditional processing. Furthermore, providing payroll services to our corporate clients has allowed us to generate significant cross-selling opportunities with their employees by offering them special products through our Extra Benefits (Beneficios Extras) program, which provides our corporate clients’ employees access to exclusive promotions, lower financing costs and additional benefits for certain products than those available to the general public.

As of June 30, 2017, net loans to corporate clients totaled US$6,059.0 million, representing 91.2% of our commercial banking net loan portfolio and 67.1% of our total net loan portfolio. In addition, as of June 30, 2017, our corporate customer net loan portfolio had an NPL ratio of 0.4%. As of June 30, 2017, Banco Industrial represented 84.6% of our corporate net loan portfolio, while Banpaís and BI El Salvador represented 12.6% and 1.4%, respectively.

As of March 31, 2017, net loans to corporate clients totaled US$5,952.0 million, representing 91.2% of our commercial banking net loan portfolio and 67.4% of our total net loan portfolio. In addition, as of March 31, 2017, our corporate customer net loan portfolio had an NPL ratio of 0.1%. As of March 31, 2017, Banco Industrial represented 84.2% of our corporate net loan portfolio, while Banpaís and BI El Salvador represented 13.0% and 1.5%, respectively.

SME Business Unit

Our SME business unit is primarily responsible for providing services to entities with individual loans in a principal amount between US$20,800 and US$650,000, or the local currency equivalent. As of June 30, 2017, we served more than 9,010 entities through our SME business unit, with 6,360 in Guatemala, 1,570 in Honduras, and more than 1,080 in El Salvador. We provide financial support and a wide array of banking services to SMEs through customer service representatives located across our extensive branch network. The typical products offered to SME clients are: working capital loans, financing for medium and long-term investments, revolving credit lines and deposit accounts. We believe SMEs provide not only great potential for growth, but also the ability to increase our financial margins, contributing to an increase in profitability given that debt instruments offered to SME clients typically have higher interest rates than those offered to our corporate clients. Typically, loans to SME clients have interest rates between 100 and 200 basis points higher than loans to our corporate clients.

As of June 30, 2017, net loans to SMEs totaled US$586.8 million and represented 8.8% of our commercial banking net loan portfolio and 6.5% of our total net loan portfolio. In addition, as of June 30, 2017, our SME net loan portfolio had an NPL ratio of 1.2%. Banco Industrial represented 66.0% of our SME net loan portfolio, while Banpaís and BI El Salvador represented 21.5% and 12.0%, respectively, as of June 30, 2017.

As of March 31, 2017, net loans to SMEs totaled US$575.0 million and represented 8.8% of our commercial banking net loan portfolio and 6.5% of our total net loan portfolio. In addition, as of March 31, 2017, our SME net loan portfolio had an NPL ratio of 4.2%. Banco Industrial represented 66.3% of our SME net loan portfolio, while Banpaís and BI El Salvador represented 21.5% and 11.7%, respectively, as of March 31, 2017.

Products and Services for the Commercial Segment

To be able to provide our commercial clients individualized service through a variety of products and services, we have established a program called Total Service (Servicio Total). Total Service provides commercial clients with (i) personalized assistance by a dedicated relationship manager, (ii) a high quality portfolio with competitive financial products and services, (iii) efficient operations supported through our technology platform and continuous connectivity between our commercial client’s main operating systems and our mainframe and (iv) financial services to our commercial clients, vendors and employees.

The concept of Total Service includes the development of products and services for employees, vendors and clients of our largest commercial clients, such as individualized loan programs and electronic direct payment mechanisms via our electronic banking platform, as well as preauthorized credit lines where applicable. For our main corporate clients we often establish a full service branch and place smart ATMs (ATMs in which the client can withdraw cash, transfer funds, check balances and get mini-statements, as well as make deposits) on their premises and main distribution centers to meet their needs. As of June 30, 2017 we had 339 branches located on the premises of our main corporate clients, representing 42.4% of our total branches.

Through our offshore bank, Westrust Bank, we offer our commercial clients investment and financing options, as well as assistance in asset management. We provide personal attention to support our clients’ financial operations and exclusive service centers with advanced technology and private access. Westrust Bank has developed a business model that focuses on private and corporate banking, geographic diversification, prudent risk management, advanced technologies for efficient operations and a specially trained team of employees.

Commercial Loans

Commercial loans are granted in applicable local currencies as well as in U.S. dollars and include the following types of loans:

•	Trade Finance: our banking subsidiaries provide short-term loans for trade which are funded with the banking subsidiaries’ own capital or with credit lines from foreign banks. In addition, our trade finance unit offers medium-term credit lines using funds provided by international commercial banks and multilateral organizations.

•	Local and International Factoring: through our electronic factoring service, commercial clients are able to send their invoices to our banks on a continuous basis up to a certain credit limit and borrow against these invoices. We have also established an international factoring program through a strategic alliance with Wells Fargo Bank by which we are able to factor invoices from around the world with a special focus on the United States.

•	Working Capital: revolving credit lines granted to commercial clients for general short-term purposes such as vendor and payroll payments and financing accounts receivable.

•	Medium- and Long-Term Financing for the Acquisition of Capital Goods: commercial loans granted for the expansion of current production capacity or geographic presence as well as new investments and other medium- and long-term corporate purposes.

•	Project Finance: financial support to commercial clients for greenfield projects in traditional industries with long-term commercial agreements with recognized off-takers that allow for the adequate projection and modeling of future payment capacity of the borrower.

•	Club Deal and Syndicated Corporate Loans: large corporate loans in capital-intensive industries that due to strategic, risk-related and legal lending limits require funding by two or more banks. Our banking subsidiaries are very active in syndicated loans throughout Central America in industries such as power generation, agroindustry and commercial real estate, among others.

Our commercial net loan CAGR for the period between April 1, 2012 and June 30, 2017 was 10.9%.

Commercial Deposits

Commercial deposits include the following types of deposits in the applicable local currency as well as in U.S. dollars:

•	Demand deposits: we offer demand deposits with low interest rates or no interest that are payable on demand and are very stable in amounts over time.

•	Savings deposits: we offer savings deposits with low interest rates, are payable on demand and are very stable in amounts over time.

•	Term deposits: for the management of excess liquidity some commercial clients establish term deposits for terms primarily ranging from 90 to 365 days.

•	Specific purpose investment plans: designed for commercial clients who wish to provision specific payroll-related bonus payments as well as severance payments.

Our commercial deposit CAGR for the period between April 1, 2012 and June 30, 2017 was 13.8%.

Other Services

•	Cash management: we offer a variety of products and services focused on cash management, like collection and payment solutions, tax payments, payroll, consignment services, online collection, web services, credit card collection, electronic collection, automatic debit, third-party electronic payments, programmed service payments and social security payments, among other products and services.

•	Trade products and foreign exchange: we offer a variety of services to facilitate our commercial clients’ international activities including electronic transfer of funds, import and export letters of credit, loans and international foreign currency transactions, bank guarantees and collections.

•	Fiduciary services: our fiduciary services unit has grown considerably, from approximately US$557.1 million in assets under management as of March 31, 2012 to more than US$1,486.8 million in assets under management as of June 30, 2017, in Guatemalan GAAP as reported to the GSB. Most of these assets under management are related to portfolio management, collateral and payment services for project financing and real estate escrow services.

•	Cash logistics and valuable management services: for commercial clients operating in cash-intensive businesses, such as consumer goods, food and clothing, among others, we provide armored vehicle services with routes covering many of the main population centers as well as some smaller towns. We also provide clients cash and coins where needed and charge a fixed rate for every delivery trip and a variable rate depending on what is being transported.

Retail Banking Segment

Overview

Our retail banking segment focuses on providing a full range of retail banking products and services to individual clients through our subsidiaries in Guatemala, Honduras and El Salvador. Our retail banking segment serves more than 1.8 million clients, with more than 1.4 million clients in Guatemala, more than 444,000 clients in Honduras, and more than 16,000 clients in El Salvador, as of June 30, 2017. Our retail banking segment is organized into three business units: consumer lending, mortgage and microfinance.

Our retail banking segment provides a variety of financial products and services to individuals including retail loans and retail deposits. Our key objectives include (i) increasing our market share in core products by cross-selling products to our existing clients, (ii) further penetrating market segments through our extensive branch network, points of service infrastructure and our electronic banking platform, and (iii) increasing our payroll services presence by leveraging our commercial client base. We believe our retail banking segment presents higher growth opportunities as compared to our corporate business unit while maintaining high margins at a reasonable risk.

To serve the retail banking segment we have designed products and services that satisfy the specific needs of our clients according to income levels and banking preferences. Through this client segmentation strategy we have developed products and services to reach high-net-worth individuals though private banking, and high, middle, and low income individuals through personal banking. We have specialized sales forces for each type of client.

We have developed capabilities and expertise in our retail banking segment through our established banking operations in Guatemala, and as we entered the market in Honduras and El Salvador, we have replicated our business model by offering similar products and services to retail clients across our all of our banking operations.

For the three-month period ended June 30, 2017, our retail banking segment generated US$29.3 million of our profit before tax, representing 45.9% of our total profit before tax for that same time period. In addition, for the three-month period ended June 30, 2017, our retail banking operations in Guatemala and Honduras generated US$24.4 million and US$6.2 million, respectively, of our profit before tax representing 83.0% and 21.1% of our total profit before tax, respectively. Our retail operations in El Salvador generated a loss of US$0.8 million during the period due to continued expenses related to the expansion of our points of service as we look to further penetrate the Salvadoran retail market.

For the year ended March 31, 2017, our retail banking segment generated US$106.8 million of our profit before tax, representing 40.3% of our total profit before tax for that same time period. In addition, for the year ended on March 31, 2017, our retail banking operations in Guatemala and Honduras generated US$89.1 million and US$21.9 million, respectively, of our profit before tax representing 33.6% and 8.3% of our total profit before tax, respectively. Our retail operations in El Salvador generated a loss of US$3.0 million during the period, due to costs related to the growth in our points of service while we seek to further penetrate the Salvadoran retail banking market, as our retail client base is not yet large enough to offset these costs.

As of June 30, 2017, our retail banking net loan portfolio totaled US$2,381.8 million, representing 26.4% of our total net loan portfolio, and had an NPL ratio of 2.8%. Banco Industrial represented 81.6% of our retail banking net loan portfolio, while Banpaís and BI El Salvador represented 17.5% and 0.9%, respectively, as of June 30, 2017.

As of March 31, 2017, our retail banking net loan portfolio totaled US$2,307.5 million, representing 26.1% of our total net loan portfolio, and had an NPL ratio of 2.6%. Banco Industrial represented 81.7% of our retail banking net loan portfolio, while Banpaís and BI El Salvador represented 17.4% and 0.9%, respectively, as of March 31, 2017.

As of June 30, 2017, Banco Industrial ranked third in retail loans in Guatemala with a market share of 12.1% according to information provided by the GSB, and Banpaís ranked fifth in retail loans in Honduras with a market share of 11.0% according to information provided by the CNBS. As of June 30, 2017, BI El Salvador ranked 13th in retail loans in El Salvador with a market share of 0.3% according to information provided by the SSF. The table below provides a breakdown of our retail banking net loan portfolio under IFRS as of the dates indicated.

	As of June 30,		As of March 31,
	2017		2017		2016		2015
	US$	%	US$	%	US$	%	US$	%
	million		million		million		Million
Retail Loans
Consumer Net Loans	978.7	41.1%	942.2	40.8%	819.7	41.1%	753.5	42.4%
Mortgage Net Loans	1,299.7	54.6%	1,265.4	54.8%	1,088.9	54.6%	954.2	53.7%
Microfinance Net Loans	103.4	4.3%	99.9	4.3%	86.1	4.3%	69.4	3.9%
Total Retail Net Loans	2,381.8	100.0%	2,307.5	100.0%	1,994.7	100.0%	1,777.1	100.0%
Total Net Loans	9,027.6		8,834.4		7,880.0		7,128.2
Percentage of Total Net Loans	26.4%		26.1%		25.3%		24.9%

As of June 30, 2017, our retail banking segment deposits totaled US$4,908.9 million, representing 51.8% of our total deposits. Banco Industrial represented 89.5% of our retail deposits, while each of Banpaís and BI El Salvador represented 9.2% and 1.9%, respectively, as of June 30, 2017.

The table below provides a breakdown of our retail deposit base under IFRS as of the dates indicated.

	As of June 30,		As of March 31,
	2017		2017		2016		2015
	US$	%	US$	%	US$	%	US$	%
	million		million		million		million
Retail Deposits
Term Deposits	2,146.6	43.7%	2,133.3	44.0%	2,089.0	45.8%	1,946.8	46.8%
Demand Deposits	1,089.6	22.2%	1,080.1	22.3%	1,026.5	22.5%	934.4	22.5%
Savings Deposits	1,639.7	33.4%	1,598.5	33.0%	1,412.6	31.0%	1,257.3	30.2%
Other Deposits	33.0	0.7%	33.3	0.7%	32.9	0.7%	19.7	0.5%
Total Retail Deposits	4,908.9	100.0%	4,845.2	100.0%	4,561.0	100.0%	4,158.1	100.0%
Total Deposits	9,473.1		9,134.1		8,571.4		7,710.1
Percentage of Total Deposits	51.8%		53.0%		53.2%		53.9%

Products and Services for the Retail Banking Segment

Our business strategy for the retail banking segment pursues a cross-selling strategy aimed at increasing the number of products per client or “IPC Index.” For this purpose, we have put together an “IPC Committee” comprised of some of the members of our senior management including our CEO and Retail Banking Division Manager and certain of our business executives, who periodically review our retail banking strategy, including product development, market intelligence and innovation, and constantly evaluate clients’ needs and preferences. For instance, through this strategy, we have increased our products per client from 4.0 as of March 31, 2013 to 5.0 as of June 30, 2017 for Banco Industrial.

Products for our retail clients are offered through different channels such as branches, service centers, our contact center, relationship managers and our electronic banking platform. Each client’s history and use of financial services is constantly analyzed to identify which products better fit his or her evolving needs. In order to do this successfully, we use modeling tools to build an appropriate client profile. The sales force that offers our retail banking products receives constant training and clear incentives and is enabled with tools such as CRM, our a central information center (internal call center), internal web page with recent launches of products and promotions, and other support materials to effectively carry out cross-selling efforts.

Consumer Loans

Consumer loans are loans granted in applicable local currencies as well as in U.S. dollars (depending on the source of income of the borrower) and include the following types of loans:

•	Consumer lending: we provide short-term loans primarily through the following products:

•	Credit cards: we offer our retail clients VISA and Master Card credit cards, with different benefits and value propositions according to each customer segment, based on consumer behavior, financial and credit score. We have developed a wide range of credit card products, from premium credit cards for our private banking clients to traditional credit cards.

•	Vehicle financing: we have established strategic alliances and tailored financing plans with most of the major auto dealers and retailers in the countries in which we have operations. Loans are granted for a maximum term of 5 years and always require a down payment on the new car.

•	Retailer loans: these loans are granted through established strategic alliances with certain retailers (electronics, household appliances, furniture, etc.) with whom our banking subsidiaries have a commercial relationship.

•	Payroll loans: we also promote consumer loans to employees of our commercial payroll service clients for which we put in place automatic payroll deductions. The risk of default on loans through this service is lower than for other debtors with similar credit profiles, mainly because the employer deducts the loan payments from the employee’s salary and makes payments directly to us.

As of June 30 2017, loans to consumers totaled US$978.6 million, representing 41.1% of our retail banking net loan portfolio and 10.8% of our total net loan portfolio. As of June 30, 2017, our consumer loan portfolio had an NPL ratio of 2.2%. Banco Industrial represented 84.5% of our consumer net loan portfolio, while Banpaís and BI El Salvador represented 14.8% and 0.6%, respectively, as of June 30, 2017.

As of March 31, 2017, loans to consumers totaled US$942.2 million, representing 40.8% of our retail banking net loan portfolio and 10.7% of our total net loan portfolio. As of the same date, our consumer loan portfolio had an NPL ratio of 1.9%. Banco Industrial represented 84.9% of our consumer net loan portfolio, while Banpaís and BI El Salvador represented 14.4% and 0.7%, respectively, as of March 31, 2017.

As of June 30, 2017, Banco Industrial ranked third in net consumer loans in Guatemala with a market share of 9.3%, according to information provided by the GSB, and Banpaís ranked seventh in net consumer loans in Honduras with a market share of 7.2%, according to information provided by the CNBS. As of June 30, 2017, BI El Salvador ranked 12th in net consumer loans in El Salvador with a market share of 0.2%, according to information provided by the SSF.

Mortgage: we offer floating rate mortgages, primarily in local currencies, with terms between ten and 25 years. As of June 30, 2017, we had 20,980 mortgage clients, with 12,912 clients in Banco Industrial, 7,946 clients in Banpaís and 122 clients with BI El Salvador. Our strategic approach toward mortgage loans includes forming strategic alliances with construction companies and developers. We offer retail clients complete solutions through complementary life and property and casualty insurance policies, and we also offer different types of credits such as insured mortgages and government-backed loans that are provided through government programs designed to facilitate the acquisition of a home by insuring the loans granted by financial institutions. For standard mortgages, we require a down payment and provide a loan of up to 80% on the financed home’s value in order to increase the likelihood that the commercial value of the property will be sufficient to cover the outstanding balance of the mortgage in case of a default by the borrower.

Our mortgage net loan portfolio was US$1,299.7 million, as of June 30, 2017, which represented 54.6% of our retail banking net loan portfolio and 14.4% of our total net loan portfolio. Furthermore, as of June 30, 2017, our mortgage loans had an NPL ratio of 3.2%. Banco Industrial represented 80.1% of our mortgage net loan portfolio, while Banpaís and BI El Salvador represented 18.7% and 1.2%, respectively, as of June 30, 2017.

Our mortgage net loan portfolio was US$1,265.4 million, as of March 31, 2017, which represented 54.8% of our retail banking net loan portfolio and 14.3% of our total net loan portfolio. Furthermore, as of March 31, 2017, our mortgage loans had an NPL ratio of 3.0%. Banco Industrial represented 80.0% of our mortgage net loan portfolio, while Banpaís and BI El Salvador represented 18.9% and 1.1%, respectively, as of March 31, 2017.

As of June 30, 2017, Banco Industrial ranked first in mortgage loans in Guatemala with a market share of 27.1%, according to information provided by the GSB, and Banpaís ranked third in mortgage loans in Honduras with a market share of 15.0%, according to information provided by the CNBS.

Our mortgage net loan portfolio CAGR for the period between April 1, 2012 and June 30, 2017 was 22.9%.

Microfinance: our retail banking segment’s microfinance strategy includes achieving national coverage in Guatemala and Honduras through our extensive branch network and the use of our technology platform. As of June 30, 2017, our microfinance business unit has provided more than 40,545 clients with loans for their personal businesses, with more than 27,105 through Banco Industrial and more than 13,440 through Banpaís. We have a specialized sales force of 407 executives as of June 30, 2017, who are organized by geographical areas. The sales force receives constant training on special market practices for this segment, which includes specific risk control methodologies and best practices to play an active role in the collection process.

Microfinance is a key factor in the economic development of Guatemala and Honduras, and we have decided to expand our presence in the growing market of micro-entrepreneurs. Banco Industrial’s microfinance net loan portfolio CAGR in Guatemalan GAAP, according to the GSB, for the five-year period ended on June 30, 2017 was 25.5%, while that of the Guatemalan banking system was 1.2% for the period, according to the GSB. This growth has been accomplished by focusing on the creation of specialized products and financial services to ensure they are suitable to the needs of this segment, including credits, methods of payment and insurance, which we have available through specialized branches that have dedicated microfinance representatives. Through constant innovation and a comprehensive product portfolio, we aim to provide good service and generate client loyalty for our microfinance business unit, thereby achieving our objective of establishing long-term relationships with clients, creating cross-selling potential and increasing profitability.

Some of the products we have developed for our microfinance business unit include working-capital loans, fixed-asset loans, construction loans and seasonal-product loans (including beginning of school year, summer and Christmas, among others).

We had a microfinance net loan portfolio of US$103.4 million as of June 30, 2017, which represented 4.3% of our retail net loan portfolio and 1.1% of our total net loan portfolio. Furthermore, as of June 30, 2017, the microfinance net loan portfolio has an NPL ratio of 3.3%. Banco Industrial represented 72.8% of our microfinance net loan portfolio, while Banpaís represented 27.2%, as of June 30, 2017.

As of March 31, 2017, we had a microfinance net loan portfolio of US$99.9 million, which represented 4.3% of our retail net loan portfolio and 1.1% of our total net loan portfolio. Furthermore, as of March 31, 2017, the microfinance net loan portfolio has an NPL ratio of 3.0%. Banco Industrial represented 72.6% of our microfinance net loan portfolio, while Banpaís represented 27.4%, as of March 31, 2017.

Our microfinance net loan portfolio CAGR for the period between April 1, 2012 and June 30, 2017 was 30.0%.

Retail Deposits

As part of our strategy to serve retail banking clients, we offer one of the most convenient and extensive retail banking distribution networks in Guatemala and Honduras. We offer a wide range of local currency- and

U.S. dollar-denominated demand, savings and term deposits through our extensive point of service network. Furthermore, retail deposits are a very important source of funding, providing a stable, low-cost funding base.

•	Demand deposits: we offer demand deposits with different interest rates, maintenance fees and options for accessing funds, such as checkbooks, debit cards, ATMs, mobile access and our electronic banking platform.

•	Savings deposits: we offer savings deposits with different interest rates, maintenance fees, options for accessing funds such as debit cards, ATMs, mobile access and our electronic banking platform and additional benefits such as life insurance policies, the opportunity to win cash and non-cash prizes, and access to special discounts according to the account balance among other things.

•	Term deposits: we offer competitive fixed rates during the investment period, which usually ranges from 90 to 365 days. The client receives a certificate of deposit that can also be used as collateral for a short-term loan.

•	Long-term investment funds: designed for retail clients who wish to save in the long term for a specific purpose or who wish to establish a retirement fund. This product offers attractive interest rates and interest is capitalized on a monthly basis to enhance returns.

Our retail deposit CAGR for the period between April 1, 2012 and June 30, 2017 was 3.9%.

Other Products and Services

•	Debit cards and electronic wallet cards: we offer our retail clients cards that can be used to withdraw local currency or U.S. dollars from ATMs.

•	Prepaid cards: we offer our retail clients VISA-brand prepaid cards.

•	Loyalty program: we offer our retail clients a loyalty program with special discounts at affiliated retailers and allow them to accumulate reward points that can later be exchanged for services and merchandise.

•	Foreign exchange and wire transfers: we offer a variety of services to facilitate our retail clients’ international activities, including fund transfers and foreign exchange services.

•	Fiduciary services: we offer fiduciary services to our retail customer base, mostly related to wealth management and escrow services.

•	Family remittance services: our banking subsidiaries have established alliances with some of the most recognized money transmitters in the industry, such as Western Union, Money Gram, RIA, Bancomer Transfer Services, Intermex, Transfast, Sigue, Viaméricas, Reymesa, Wells Fargo, Vigo, Dolex, among others. These alliances have helped us become an important player in the family remittances industry in Guatemala and Honduras.

During the three-month period ended June 30, 2017, Banco Industrial processed more than US$597.4 million in family remittances in Guatemala, which represented a market share of 28.3% according to the GSB, and Banpaís processed more than US$112.5 million in family remittances in Honduras, which represented a 9.8% market share according to the CNBS.

During the year ended March 31, 2017, Banco Industrial processed more than US$2,018.2 million in family remittances in Guatemala, which represented a market share of 27.1% according to the GSB, and Banpaís processed more than US$433.2 million in family remittances in Honduras, which represented a 10.6% market share according to the CNBS.

Some innovative family remittance products we have launched include:

•	EnGuate is a program which allows the beneficiaries of remittances to receive funds directly into their Banco Industrial account.

•	Mi Casa en Guate is a mortgage loan for retail clients that live in the United States that send family remittances to Guatemala through Banco Industrial to purchase property in Guatemala. Banco Industrial provides clients living abroad access to residential projects in Guatemala through consulting and financial services.

•	Credi-Remesa is a loan granted to a beneficiary of a family remittance who has established a transaction history with us.

Treasury Segment

Overview

Our treasury segment focuses on managing our funding, excess liquidity and our investment in securities. The treasury activities are performed by different operational areas such as: our brokerage company, our international division, our foreign exchange desk and our operations division.

For the three-month period ended June 30, 2017, our treasury segment generated US$7.7 million of our profit before tax, representing 12.0% of our total profit before tax for that same period. For the three-month period ended June 30, 2017, our treasury segment in Guatemala and El Salvador generated US$8.2 million and US$45.1 thousand of our profit before tax, respectively, representing 107.1% and 0.6% of our total profit before tax, respectively. Our treasury operations in Honduras generated a loss of US$1.1 million during the period, mainly due to higher interest expenses related to the funding managed by our treasury unit in Honduras.

For the year ended March 31, 2017, our treasury segment generated US$39.3 million of our profit before tax, representing 14.8% of our total profit before tax for that same period. For the year ended March 31, 2017, our treasury segment in Guatemala and El Salvador generated US$46.4 million and US$0.7 million of our profit before tax, respectively, representing 17.5% and 0.3% of our total profit before tax, respectively. Our treasury operations in Honduras generated a loss of US$9.3 million during the period, mainly due to higher interest expenses related to the funding managed by our treasury unit in Honduras.

Our treasury activities provide the framework for the allocation of funds to loans and investments, seeking profitable investment opportunities in local and international markets that are aligned with our risk appetite and our prudent and conservative risk approach. Our treasury is constantly monitoring our lending pipeline and future allocation of funds to establish our total funding requirements and prospect for the best funding options based on the most efficient conditions in terms of rate and tenor. Our treasury segment also manages any surplus or deficit in funding obtained by our commercial and retail banking segments, which is allocated by our treasury segment to ensure that each of our banking segments will be capable of covering its funding records for its lending activities. Treasury has direct communication with our risk management and business areas to match our clients’ needs with our regulatory and risk requirements.

The following chart provides an explanation of the funding allocation process through our treasury segment:

Our treasury operations are guided by corporate administration policies that include the following, subject to management discretion and changes in policies by the board of directors:

•	net loan portfolio should represent between 50% to 60% of total assets;

•	investment securities should represent between 20% to 30% of total assets;

•	liquid assets should represent between 20% to 30% of total deposits;

•	investment securities should be in fixed-income securities, mainly in sovereign debt of Central American countries;

•	the investment security portfolio should be composed of highly liquid securities;

•	no investment securities for trading purposes;

•	investments primarily in debt securities;

•	total deposits should represent at least 60% of total funding of our treasury operations; and

•	credit lines should represent a maximum of 25% of the total funding of our treasury operations.

Investment Securities

As part of our treasury operations, we have investments in different financial instruments such as sovereign bonds secured by the governments of Guatemala, El Salvador, Honduras and Costa Rica; term deposits secured by private financial institutions; corporate secured bonds and certified bonds (Certificado Representativo de Bonos del Tesoro de la República de Guatemala, or certi-bonos), which are fixed-rate securities issued by the Guatemalan Central Bank in local and foreign currencies. As of June 30, 2017, we had US$3,454.3 million in investment securities, a decrease of US$124.1 million, or 3.5%, compared to March 31, 2017.

The following table shows the distribution of our investment portfolio as of June 30, 2017:

Description	US$ Million	%
Short term (< 1 year)	392.4	11.4%
Long term (> 1 year)	3,061.9	88.6%

Total	3,454.3	100%

Local currency	2,247.2	65.1%
Foreign currency	1,207.1	34.9%

Total	3,454.3	100%

Sovereign	3,228.5	93.5%
Private	225.8	6.5%

Total	3,454.3	100%

Funding

Our treasury fundraising activities include borrowings from banks and issuances of debt securities, including subordinated debt, in the local and international capital markets.

In order to avoid reliance on a single source of funds and to expand our medium and long-term funding mix, we have established the following strategy:

•	diversify our international banking relationships by increasing the number of financial institutions that provide us lines of credit;

•	access the international capital markets, through international debt issuances; and

•	funding through programs offered by governments and multilateral organizations.

For more information on our funding activities see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding.”

Insurance Segment

Overview

Our insurance segment focuses on providing a variety of insurance products and services, and a variety of surety and bonds for retail and commercial clients in Guatemala and Honduras. Our principal business lines include life, health and casualty insurance.

Our insurance segment is organized into two business units, commercial and retail, with specialized personnel and processes aimed at meeting the needs of the different clients they serve. Our commercial business unit sells our insurance products to our commercial banking clients and their employees. Our retail business unit targets individual clients through a diverse distribution network that includes a variety of marketing channels such as insurance agents, bancassurance operations and direct marketing strategies to promote the sale of individual policies, mainly life, health and casualty insurance.

The international insurance needs of our Guatemalan clients are covered in Central America and other regions through fronting partners who issue local policies and charge premiums in host countries that are subsequently assigned to Seguros El Roble in Guatemala or are insured on a non-admitted basis from Guatemala by policies issued in Guatemala to cover risks outside the country. These are policies referred by international insurance companies to protect international clients with local businesses. We issue a local policy that covers the interest of the insured under the global policy of the international client.

For the three-month period ended June 30, 2017, our insurance segment generated US$4.5 million of our profit before tax, representing 7.1% of our total profit before tax for the period. For the period, our insurance operations in Guatemala and Honduras generated US$3.2 million and US$1.3 million in profit before tax, representing 71.5% and 28.5% of our total profit before tax, respectively.

For the year ended March 31, 2017, the insurance segment generated US$16.1 million of our profit before tax, representing 6.1% of our total profit before tax for the period. For the period, our insurance operations in Guatemala and Honduras generated US$11.2 million and US$4.8 million in profit before tax, representing 4.2% and 1.8% of our total profit before tax, respectively.

For the three-month period ended June 30, 2017, gross premiums written totaled US$64.7 million, representing a 14.4% increase over the corresponding period of 2016. For the year ended March 31, 2017, our gross premiums written were US$243.3 million. Our gross premiums written grew 3.7% for the year ended March 31, 2016 and grew 13.4% for the year ended March 31, 2017. Our insurance operations in Guatemala through Seguros El Roble (including Fianzas El Roble) had gross premiums written annual growth of 4.8% for the year ended March 31, 2016 and grew 14.4% for the year ended March 31, 2017. Our gross premiums written in Honduras decreased 2.1% for the year ended March 31, 2016 and grew 7.4% for the year ended March 31, 2017. Gross premiums written for our insurance segment have consistently grown at a rate that exceeds the average market growth rate for the markets in which we operate. Seguros El Roble’s gross premiums written (including Fianzas El Roble) achieved a CAGR of 9.7% for the five-year period ended March 31, 2017, compared to a CAGR of 7.6% of the industry for the period, in Guatemalan GAAP, according to the GSB. Seguros del País’s gross premiums written achieved a CAGR of 20.1% for the five-year period ended March 31, 2017, compared to a CAGR of 13.5% of the industry for the period, in Honduran GAAP, according to the CNBS.

According to information provided by the GSB, Seguros El Roble (including Fianzas El Roble) ranked first in gross premiums written in Guatemala with a market share of 24.9%, for the three-month period ended June 30, 2017, and first in gross premiums written in Guatemala with a market share of 26.3%, for the year ended March 31, 2017.

According to information provided by the CNBS, Seguros del País ranked fourth in gross premiums written in Honduras with a market share of 12.2%, for the three-month period ended June 30, 2017, and fourth in gross premiums written in Honduras with a market share of 8.7%, for the year ended March 31, 2017.

Business Lines and Main Products

Life Insurance

We entered into the life insurance business line in 1986. Our life insurance gross premiums written grew 11.6% for the year ended March 31, 2017 and decreased 10.6% for the year ended March 31, 2016.

The growth in our insurance business has been the result of creative product development and a combination of efforts through various commercial channels. Our focus has been to sell life insurance through our banking subsidiaries’ branches and by means of a cross-selling strategy between our banking products and our insurance business lines, for example, savings accounts that include free life insurance coverage for the account holder or mortgage loans that include life insurance coverage for the debtor, which benefits our insurance business by providing the client with exposure to our insurance business and establishing a client profile. The use of our own distribution network and sales force allows for more competitive pricing and better customer service for our clients.

For the three-month period ended June 30, 2017, life insurance gross premiums written totaled US$10.0 million, representing a 6.1% increase over the corresponding period of 2016, and representing 15.4% of our total gross premiums written for the corresponding period. For the year ended March 31, 2017, life insurance gross premiums written totaled US$40.1 million, representing 16.5% of our total gross premiums written for the period.

According to information provided by the GSB, Seguros El Roble ranked second in the Guatemalan life insurance market as measured by gross premiums written, corresponding to a market share of 15.9% within this insurance line, for the three-month period ended June 30, 2017, and second in the Guatemalan life insurance market as measured by gross premium written, corresponding to a market share of 17.8%, for the year ended March 31, 2017.

According to information provided by the CNBS, Seguros del País ranked eighth in the Honduran life insurance market as measured by gross premiums written, corresponding to a market share of 5.8% within this insurance line, for the three-month period ended June 30, 2017, and ranked sixth in the Honduran life insurance market as measured by gross premiums written, corresponding to a market share of 6.3% within this insurance line, for the year ended March 31, 2017.

•	Individual Life Insurance: life insurance policies are designed to provide for the payment of an indemnity to policyholders or their beneficiaries in the event of the policyholder’s death, accident or disability. Our individual life insurance products offer a risk and savings scheme that make them suitable to cover death, accidental death, critical illness and total and permanent disability risks, as well as future educational and additional retirement funding. For the three-month period ended June 30, 2017, individual life insurance gross premiums written totaled US$0.3 million, representing 0.5% of our total life gross premiums written for the period. For the year ended March 31, 2017, individual life insurance gross premiums written totaled US$1.8 million, representing 4.4% of our total life gross premiums written for the period.

•	Group Life Insurance: group insurance policies provide the same benefits and coverage as our individual life insurance policies and are designed to be purchased by our commercial clients who offer this benefit to their employees and by certain family groups. For the three-month period ended June 30, 2017, group life insurance gross premiums written totaled US$9.7 million, representing 14.9% of our total life insurance gross premiums written for the period. For the year ended March 31, 2017, group life insurance gross premiums written totaled US$38.3 million, representing 95.6% of our total life gross premiums written for the period.

Health Insurance

Health insurance policies help protect against the potential impact of medical expenses due to illness and allow an insured individual to make monthly premium payments to ensure coverage in the event of serious illness. The basic health insurance coverage includes medical expenses, medicines, lab tests, hospitalization, injuries from accidents, disability and dismemberment. As of March 31, 2017, we had health insurance policies covering more than 162,195 insured individuals.

For the three-month period ended June 30, 2017, health insurance gross premiums written totaled US$13.8 million, representing a 10.2% increase over the corresponding period of 2016, and representing 21.3% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2017, health insurance gross premiums written totaled US$69.2 million, representing a 33.7% increase over the corresponding period of 2016, and representing 28.4% of our total gross premiums written for the corresponding period.

According to information provided by the GSB, Seguros El Roble ranked first in the Guatemalan health insurance market as measured by gross premiums written, corresponding to a market share of 22.5% within this insurance line, for the three-month period ended June 30, 2017, and ranked first in the Guatemalan health insurance market as measured by gross premiums written, corresponding to a market share of 30.4% within this insurance line, for the year ended March 31, 2017.

According to information provided by the CNBS, Seguros del País ranked seventh in the Honduran health insurance market as measured by gross premiums written, corresponding to a market share of 2.8% within this insurance line, for the three-month period ended June 30, 2017, and sixth in the Honduran health insurance market as measured by gross premiums written, corresponding to a market share of 5.6% within this insurance line, for the year ended March 31, 2017.

Through our insurance subsidiaries we provide various health insurance products with variable levels of coverage, which are designed to meet the needs of a diverse client base, including comprehensive medical insurance, insurance through affiliated health providers, family health insurance, and travel health insurance.

Casualty Insurance

Through our casualty insurance business line, we offer insurance products and services to cover fire and catastrophic risk (earthquakes, flooding and other natural disasters), as well as automobile and cargo insurance needs, among others.

For the three-month period ended June 30, 2017, casualty insurance gross premiums written totaled US$39.9 million, representing an 18.3% increase over the corresponding period of 2016, and representing 61.7% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2017, casualty insurance gross premiums written totaled US$130.4 million, representing a 5.7% increase over the corresponding period of 2016, and representing 53.6% of our total gross premiums written for the corresponding period.

According to information provided by the GSB, Seguros El Roble ranked first in the Guatemalan casualty insurance business line as measured by gross premiums written, corresponding to a market share of 32.4% within this insurance line, for the three-month period ended June 30, 2017, and ranked first in the Guatemalan casualty insurance business line as measured by gross premiums written, corresponding to a market share of 30.2% within this insurance line, for the year ended March 31, 2017.

According to information provided by the CNBS, Seguros del País ranked fourth in the Honduran casualty insurance market as measured by gross premiums written, corresponding to a market share of 13.5% within this insurance line, for the three-month period ended June 30, 2017, and ranked fourth in the Honduran casualty insurance market as measured by gross premiums written, corresponding to a market share of 11.6% within this insurance line, for the year ended March 31, 2017.

Fire and Catastrophic Risk

Fire and catastrophic risk insurance protects businesses and residences against natural disasters such as earthquakes, floods and hurricanes, and against man-made disasters such as terrorist attacks. These low-probability, high-cost events are generally excluded from standard hazard insurance policies, and so catastrophe insurance is required.

Premiums for fire and catastrophic risk insurance reflect different factors, including location, construction materials and use of the insured assets. We collaborate with clients to reduce vulnerability to certain risks, through our engineering department.

Seguros El Roble’s engineering department was the first in Central America to use thermal imaging analysis to aid in underwriting large risks, especially in industries such as large industrial clients, sugar mills and power generation, allowing the company to become a market leader in these insurance business lines.

For the three-month period ended June 30, 2017, fire and catastrophic risk insurance gross premiums written totaled US$23.2 million, representing 58.3% of our total casualty insurance gross premiums written for the period and representing 35.9% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2017, fire and catastrophic risk insurance gross premiums written totaled US$55.1 million, representing 42.3% of our total casualty insurance gross premiums written for the period and representing 22.7% of our total gross premiums written for the corresponding period.

According to information provided by the GSB, Seguros El Roble ranked first in the Guatemalan insurance system with respect to fire and catastrophic risk insurance, as measured by gross premiums written, with a market share of 45.8% within this insurance line, for the three-month period ended June 30, 2017, and ranked first in the Guatemalan insurance system with respect to fire and catastrophic risk insurance, as measured by gross premiums written, with a market share of 37.9% within this insurance line, for the year ended March 31, 2017.

According to information provided by the CNBS, Seguros del País ranked third in the Honduran insurance system with respect to fire and catastrophic insurance, as measured by gross premiums written, with a market share of 17.5% within this insurance line, for the three-month period ended June 30, 2017, and ranked third in the Honduran insurance system with respect to fire and catastrophic insurance, as measured by gross premiums written, with a market share of 17.1% within this insurance line, for the year ended March 31, 2017.

Automobile

We provide a range of automobile insurance products for both individual and commercial clients. Our auto insurance policies provide comprehensive coverage for losses resulting from theft of insured vehicles, physical damage to the insured vehicle, third-party liability resulting from the use of the insured vehicle, and road-side assistance. Our automobile insurance policies generally have a one-year term and are paid up-front or in monthly installments. The pricing on our policies depends on factors such as age, gender, and driving history of the driver; geographical usage of the car; characteristics of the car such as brand, type and model; and availability of an enclosed parking space. Deductibles on our policies depend on the total value insured under the policy and the historical usage under the policy. As of June 30, 2017, our number of insured vehicles reached more than 136,965 vehicles, with more than 124,755 vehicles insured in Guatemala and 12,210 vehicles insured in Honduras.

For the three-month period ended June 30, 2017, automobile insurance written premiums totaled US$17.4 million, representing an 8.4% increase over the corresponding period of 2016. For the three-month period ended June 30, 2017, automobile insurance policies represented 43.7% of our total net casualty insurance premiums written for the period and 26.9% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2017, automobile insurance written premiums totaled US$68.5 million, representing an 18.6% increase over the corresponding period of 2016. For the year ended March 31, 2017, automobile insurance policies represented 52.5% of our total net casualty insurance premiums written for the period and 28.2% of our total gross premiums written for the corresponding period.

According to information provided by the GSB, Seguros El Roble ranked first in the Guatemalan automobile insurance market as measured by gross premiums written, corresponding to a market share of 34.4% within this insurance line, for the year ended June 30, 2017, and ranked first in the Guatemalan automobile insurance market as measured by gross premiums written, corresponding to a market share of 37.3% within this insurance line, for the year ended March 31, 2017.

According to information provided by the CNBS, Seguros del País ranked fifth in the Honduran automobile insurance market as measured by gross premiums written, corresponding to a market share of 8.4% within this insurance line, for the year ended June 30, 2017, and ranked fifth in the Honduran automobile insurance market as measured by gross premiums written, corresponding to a market share of 7.4% within this insurance line, for the year ended March 31, 2017.

Cargo

Cargo insurance can be acquired by any individual or company to cover merchandise transported by air, water or land at every phase of the chain of transportation (loading, transit or consignment). Our cargo insurance only provides coverage when the merchandise is in transit and not when the merchandise is in warehouses. The premium for our cargo insurance depends on the type of merchandise, its value, origin and destination, type of transportation, safety measures and packaging. The policies usually cover one-year terms and establish geographical limits and loss level limits in relation to annual estimates of transported values.

For the three-month period ended June 30, 2017, our cargo insurance written premiums totaled US$2.2 million, representing a 1.2% increase over the corresponding period of 2016. For the three-month period ended June 30, 2017, our cargo insurance policies represented 5.5% of our total net casualty insurance premiums written for the period and 3.4% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2017, our cargo insurance written premiums totaled US$6.8 million, representing a 0.3% decrease over the corresponding period of 2016. For the year ended March 31, 2017, our cargo insurance policies represented 5.2% of our total net casualty insurance premiums written for the period and 2.8% of our total gross premiums written for the corresponding period.

According to information provided by the GSB, Seguros El Roble ranked second in the Guatemalan insurance system with respect to cargo insurance, as measured by gross premiums written, with a market share of 26.2% within this insurance line, for the three-month period ended June 30, 2017, and ranked second in the Guatemalan insurance system with respect to cargo insurance, as measured by gross premiums written, with a market share of 24.1% within this insurance line, for the year ended March 31, 2017.

According to information provided by the CNBS, Seguros del País ranked fourth in the Honduran insurance system with respect to cargo insurance, as measured by gross premiums written, with a market share of 12.9%, for the three-month period ended June 30, 2017, and ranked fourth in the Honduran insurance system with respect to cargo insurance, as measured by gross premiums written, with a market share of 8.3%, for the year ended March 31, 2017.

Surety Bonds

We offer conventional private surety bonds through our subsidiary Fianzas El Roble in Guatemala, which was founded in 1982.

For the three-month period ended June 30, 2017, surety bond gross premiums written totaled US$1.0 million. For the three-month period ended June 30, 2017, surety bond gross premiums written represented 1.6% of our total gross premiums written for the period.

For the year ended March 31, 2017, surety bond gross premiums written totaled US$3.6 million. For the year ended March 31, 2017, surety bond gross premiums written represented 1.5% of our total gross premiums written for the period.

For the three-month period ended June 30, 2017, Fianzas El Roble ranked third in the Guatemalan surety bonds market as measured by gross premiums written, corresponding to a market share of 15.1% according to information provided by the GSB. For the year ended March 31, 2017, Fianzas El Roble ranked third in the Guatemalan surety bonds market as measured by gross premiums written, corresponding to a market share of 13.1% according to information provided by the GSB.

Reinsurance

Our insurance subsidiaries transfer a majority of the risk of our insurance business to reinsurers in order to limit the potential for losses arising from certain exposures. Our insurance subsidiaries had ceded 41.6%, 44.0% and 46.0% of our risk to reinsurers as of June 30, 2017, March 31, 2017 and March 31, 2016, respectively.

We maintain a reinsurance scheme which has been structured to ensure sustained and balanced growth while mitigating the risk of our portfolio. Our reinsurance scheme is supported by leading reinsurance companies worldwide, such as Munchener Ru, Swiss Re, Hannover Re, Transatlantic Re, with whom we have maintained strong and long term business relationships.

The following table shows the ratings of our main reinsurance alliances.

Reinsurance	Rating Agency	Rating
Transatlantic	A.M. Best	A
Munchener Ru	S&P	AA
Hannover Re	A.M. Best	AA-
Swiss Re	A.M. Best	A+

Support Companies and Other Companies

Support service companies and other companies include insurance brokers, hospitals, family remittance services, a leasing company, electronic invoicing, and other small businesses that support our operations, such as, legal services, investment and real estate management, accounting services and IT consulting. As of June 30, 2017, these companies represented 7.7% of our total assets.

•	Mercado de Transacciones: is a securities brokerage firm and one of the founders of the Guatemalan Stock Exchange. Mercado de Transacciones is the second-largest securities brokerage firm in Guatemala in terms of volume of operations, having processed US$43,707.4 million and US$11,177.5 million, respectively, in transactions during the year ended March 31, 2017 and the three-month period ended June 30, 2017, which represented a market share of 28.1% and 24.8%, according to information provided by the Guatemalan Stock Exchange.

•	Almacenes Generales and Almacenadora Integrada: are two warehouse companies that manage, store and administer tax payments for our commercial clients’ imports. In some cases, such merchandise also serves as collateral for loans provided by our commercial banking segment.

•	Insurance brokers: Agencia de Seguros y Fianza, Contratos de Seguros y Fianzas, S.A., Caribbean Corporation S.A., Inversiones y Servicios, S.A. and Agencia de Seguros y Fianzas Innovadores, S.A. and La Interamericana de Ajustes, S.A are companies that act as insurance brokers for our insurance policies as well for third parties.

•	Hospitals: we offer individual health insurance and a range of corporate group healthcare policies including international coverage. We consider health insurance a strategic business line in terms of premium growth and future profitability based on the low penetration of health services and products in the market. In September 2014, we acquired Sermesa, one of the largest hospital groups in Guatemala formerly known as Grupo Medax, which was established in 1996. We currently operate six hospitals in the country, with one of those in Quetzaltenango, the second-largest city in Guatemala. As of June 30, 2017, our hospitals have a capacity of approximately 302 beds and provide the following services: intensive care units, operating rooms, emergency services, laboratory tests, ambulance services and a blood bank. Our hospitals cover many medical specialties, including cardiology, general and plastic surgery, obstetrics and gynecology, pneumology, neurology, pediatrics, radiology and endocrinology, among others. We believe the vertical integration of our health insurance business unit with medical services gives us a competitive advantage in the market, allowing us to capitalize on the strong growth in demand for medical services.

•	Family remittance services: we have twelve money transfer offices in the United States located across California, New Jersey and Illinois, called Banindustrial, which facilitate the transfer of remittances from the United States. We processed more than 245,290 transactions during the year ended March 31, 2017, and have processed more than 66,560 transactions during the three-month period ended June 30, 2017.

•	Leasing: Leasing Solution S.A. provides financial and operational leasing, lease-back and property leasing for the acquisition of furniture and equipment, vehicles, or real estate. We provide these services to our commercial clients.

•	Guatefacturas S.A: this company provides electronic invoicing service for our commercial clients. Currently, through this service we offer our commercial clients invoices sent via e-mail and invoices posted online on the company’s website. This service aids the strategy of providing commercial clients better and more efficient ways of carrying out their business and strengthens client loyalty.

•	Legal services: Serjursa S.A. provides legal services to individual and commercial clients.

•	IT consulting: Corporación T, S.A., Corporación T Honduras, S.A., and Corporación T, S.A. de C.V. acquire, develop, sell, install, maintain, configure and provide support services for computer services, telecommunications and related fields, including data transfer, phone communication, wireless connections, the use of radio frequencies and other telecommunication needs.

•	Data processing: Datacentro, S.A. is a company that provides services for data processing, electronic equipment management, collection management, accounting and promotion management.

•	Accounting companies: Sistécnica S.A. provides accounting services to our subsidiaries.

•	Real estate companies: their main activity is the construction, promotion, marketing and sale of real estate, as well as providing management and maintenance services for real estate.

Banking Distribution Channels

Overview

We have a multi-channel distribution network composed by the banking infrastructure developed by our subsidiaries in Guatemala, Honduras and El Salvador. As of June 30, 2017, we had more than 7,500 points of service, through which we provide services and products to our more than 1.8 million clients.

Our distribution channels are divided into traditional and electronic channels. The following table presents the distribution channels available by country in which we operate.

	Guatemala	Honduras	El Salvador
Traditional Channels
Branches	✓	✓	✓
Mini-branches	✓	✓
ATMs	✓	✓	✓
Correspondent Agents	✓
Call Center	✓	✓	✓
Electronic Channels
Electronic Banking
• Commercial	✓	✓	✓
• Retail	✓	✓	✓
• Automated Clearing House (ACH)	✓	✓	✓
Mobile Banking	✓	✓
Social Networks	✓	✓

The following table shows the estimated number of transactions for each of our main distribution channels, during the three-month period ended June 30, 2017.

	Guatemala	Honduras	El Salvador	Total
Branches	15,954,555	9,070,415	500,080	25,525,50
Correspondent Agents	2,255,505	0	0	2,255,505
ATMs	13,649,000	3,413,335	36,820	17,099,155
Electronic	24,684,875	4,620,005	24,045	29,328,925

The following table shows the estimated number of transactions for each of our main distribution channels, during the year ended March 31, 2017.

	Guatemala	Honduras	El Salvador	Total
Branches	66,060,160	39,161,215	2,099,885	107,321,260
Correspondent Agents	7,820,970	0	0	7,820,970
ATMs	56,424,000	12,035,980	243,995	68,703,975
Electronic	82,285,570	15,488,695	137,560	97,911,825
TOTAL	212,590,700	66,685,890	2,481,440	281,758,030

Traditional Distribution Channels in Guatemala

Banco Industrial has one of the largest distribution networks in Guatemala. Our strategy contemplates expanding our network mainly in rural areas of the country, through correspondent agents. As of June 30, 2017, we had 6,164 points of service in Guatemala, including branches, minibranches, correspondent agents, and access to 3,874 ATMs (including 2,804 from third-party networks), located in all of Guatemala’s 22 departments and across 337 cities and towns. The following table shows the growth in the number of Banco Industrial’s points of service in Guatemala.

	As of June 30,	As of March 31,
	2017	2017	2016	2015
Branches	621	626	598	485
Correspondent Agents	1,669	1,618	1,512	1,174
ATMs	3,874	3,803	3,614	893
TOTAL	6,164	6,047	5,724	2,552

Branches and Minibranches

We define branches as points of service with four tellers or more and in which a full range of services are offered, such as ability to open a new account, make deposits, and obtain insurance, loans, credit cards, pension funds, international services and bill payments, among other products and services. We define minibranches as points of service with three tellers or fewer that only offer transactional banking services such as cashing of checks, receipt of deposits and withdrawals.

As of June 30, 2017 we had a total of 621 branches, including 339 mini branches, of which 383 were located in Guatemala City and 243 in rural areas of the country. Through its branch network, Banco Industrial processed over 15.9 million transactions and opened more than 69,750 new account during the three-month period ended June 30, 2017. For the year ended March 31, 2017, Banco Industrial processed over 66 million transactions and opened more than 272,870 new accounts.

ATMs

Our ATMs are usually placed in high-traffic areas including gas stations, office buildings, supermarkets, and shopping malls. Banco Industrial installed 27 and 73 new ATMs during the three-month period ended

June 30, 2017 and the year ended March 31, 2017, respectively, bringing our total number of proprietary ATMs in Guatemala to 1,026. In addition, there are other ATM networks in Guatemala and through strategic alliances with these third-party networks, Banco Industrial can provide its clients access to 2,848 additional ATMs throughout Guatemala.

Super Cajeros Bi are Banco Industrial’s cash deposit ATMs. Banco Industrial is the first bank in Guatemala to include cash deposit ATMs into its ATM network. As of June 30, 2017, we had 46 Super Cajeros Bi located in strategic points in Guatemala City.

Correspondent Agents

As part of our effort to reach the unbanked Guatemalan population and gain access to clients where we do not have a branch or minibranch, we have alliances with correspondent agents (third-party points of service) that are well-established businesses—recognized in the communities where they are located. Some of the alliances we have include Wal-Mart stores, our primary alliance, and many credit unions in Guatemala, such as Coosajo, Guadalupana, Colua, Tonantel, among others. We provide them with hardware equipped with communication technology for the completion of different types of transactions, such as check payments, prepaid card issuance, family remittance payments, and deposits. As of June 30, 2017, Banco Industrial had 1,669 correspondent agents.

BI Premium Service Centers

Banco Industrial offers its private banking clients exclusive service centers in some of our strategically-located branches, where they are able to perform banking transactions and receive financial advice from specialized customer service agents. These centers are equipped with top-of-the-line technology systems in a comfortable and safe environment.

Call Center

Banco Industrial consolidates all client contact in one customer service contact center. It aims to answer all of its clients’ questions regarding its products and services through specialized customer service agents with state-of-the-art communication and database technologies. Banco Industrial clients can reach the contact center by phone, e-mail or chat. The call center had 398 work stations with 647 agents as of June 30, 2017, having processed 17.6 million and 4.7 million transactions during the year ended March 31, 2017 and the three-month period ended June 30, 2017, respectively, including inbound and outbound calls, chat messages, email messages, among others.

Bi-Consulta

Banco Industrial offers its clients telephone banking services 24 hours a day, seven days a week. Through telephone banking, clients can obtain account information, make credit card payments, transfer money between accounts, pay their utility and other bills, pay school and college tuition and add credit to their cell phone accounts.

Telephone banking also allows clients to receive faxes or text messages whenever transactions are posted to their accounts. Banco Industrial has a state-of-the-art call center. In the event that a debit or credit card is lost or stolen, clients can block the use of their lost or stolen cards through this service.

Traditional Distribution Channels in Honduras

Banpaís has a wide distribution network in Honduras and intends to continue to expand throughout the country. As of June 30, 2017, Banpaís had 326 points of service located in 16 of Honduras’s 16 departments and across 36 cities and towns. Banpaís serves its clients through a network of 169 branches, 13 of which are drive-thru branches, 85 mini branches, 157 proprietary ATMs and over 1,000 third-party ATMs. Through its branch network, during the three-month period ended June 30, 2017 and the year ended March 31, 2017, Banpaís processed over 9 million and 39 million transactions and opened more than 22,180 and 90,285 new accounts, respectively.

Traditional Distribution Channels in El Salvador

BI El Salvador is expanding its distribution network throughout the country. As of June 30, 2017, BI El Salvador had 27 points of service located in the main departments of El Salvador, serving our clients through a network of eight branches of which three are drive-thru branches, and 19 proprietary ATMs.

There are other ATM networks in El Salvador and through strategic alliances with these third-party networks, BI El Salvador can provide its clients access to more than 1,100 additional ATMs throughout El Salvador.

Through its branch network, during the three-month period ended June 30, 2017 and the year ended March 31, 2017, BI El Salvador processed over 500 thousand and 2.0 million transactions and opened more than 870 and 5,100 new accounts, respectively.

Electronic Distribution Channels

We provide our commercial and retail clients with a variety of electronic channels to allow them to carry out different types of transactions. Our emphasis on electronic distribution channels has helped increase client access to services and improved efficiency.

Our main electronic channels for retail clients are:

•	Online banking (Bi en línea in Guatemala and El Salvador and Banpaís x internet in Honduras): through this service we give our clients access to a broad range of information and services, including up-to-date information on account balances, credit card and loan balances, fund transfers, fund transfers to third parties, international wire transfers, loan and credit card payments, as well as utilities bill payments, and other services. We prioritize security features in our services, and based on this, we provide security tokens that add security for our customer’s transactions.

•	As of June 30, 2017 we had more than 332,315 online banking users in Guatemala, more than 28,075 online banking users in Honduras and more than 11,480 online banking users in El Salvador.

•	Mobile Banking (BiMóvil in Guatemala and El Salvador and BP Móvil in Honduras): this service allows our clients to access products and services through the convenience of cellular phones and uses text messages in real time to provide clients access to their accounts. Clients can make transfers, payments, account locking and receive notifications of operations performed in their accounts (debits and credits on demand deposits and savings accounts, credit cards, etc.).

•	As of June 30, 2017 we had more than 391,100 mobile banking users in Guatemala, more than 176,270 mobile banking users in Honduras and more than 10,615 mobile banking users in El Salvador.

Our main electronic channels for commercial clients are:

•

Online banking (Bi-B@nking in Guatemala and El Salvador and Banpaís x internet in Honduras): We provide our commercial clients with complete solution to carry out online banking operations in a quick, friendly and secure manner that uses access codes and pre-determined levels of authorization. Among the services provided through this tool are account balances, loan balances, fund transfers, international wire transfers, payroll, supplier and tax payments and foreign exchange transactions. We provide security tokens that add security for our customer’s transactions. Another security feature allows our commercial clients to send our mainframe all the information of the checks they issue and approve for payment, reducing document alteration risks and gaining more control.

•	Another important tool we provide through our online banking service allows our commercial clients to pay taxes and import duties. In the case of Banco Industrial in Guatemala, during the three-month period ended June 30, 2017, Banco Industrial in Guatemala processed more than Q.5,872.4 billion (US$799.7 billion) in tax and import duty payments, which represented 39.4% of the total taxes collected by the Guatemalan government. During the year ended March 31, 2017, Banco Industrial in Guatemala processed more than Q.23.2 billion (US$3.1 billion) in tax and import duty payments, which represented 40.3% of the total taxes collected by the Guatemalan government.

•	As of June 30, 2017, we had more than 47,780 online commercial banking users in Guatemala, more than 9,325 online commercial banking users in Honduras and 2,785 online commercial banking users in El Salvador.

•	Conexión Regional: a technological platform that integrates the operations between our banking subsidiaries in Guatemala, Honduras and El Salvador. This system was designed to facilitate the cash management and treasury transactions of our clients that have regional operations. It allows them to centralize the information of their accounts in different countries and to make transfers between these accounts.

Social Networks

With the goal of improving and facilitating communication with our clients, we have been an active participant on Facebook and Twitter, which has enabled us to have a more interactive relationship with our clients and further increase brand loyalty.

Insurance Sales Channels

Our insurance segment’s distribution channels are divided into traditional and non-traditional channels. In our traditional channels we include our own sales force and brokers and in the non-traditional channels we include our banking branches, telemarketing efforts and strategic alliances.

Traditional Channels

•	Sales Force: we market our insurance products and services through a professional team of sales representatives composed of sales executives with experience in this field and specialized in different types of insurances. Our sales force prioritizes customer service. We believe they give us a competitive advantage as a result of the continued internal and external training they receive on sales techniques and assessing customer needs.

•	As of June 30, 2017 we had 154 sales executives in Seguros El Roble and 17 sales executives in Seguros del País.

•	Brokers: brokers act as intermediaries between individuals or commercial businesses and our insurance subsidiaries. Their knowledge of risks and the insurance market allows them to find and arrange suitable insurance policies and coverage levels. We work with a select group of brokers who are chosen for their professionalism and the diversity of the business lines they cover. As of June 30, 2017, we work with 550 independent brokers, with 382 in Guatemala and 168 in Honduras.

Non-Traditional Channels

•	Bank branches: we have a multi-channel distribution network composed of the banking infrastructure developed by our subsidiaries in Guatemala and Honduras.

•	Telemarketing: our banking subsidiaries share their database of clients with our insurance subsidiaries, which allows us to reach clients through telemarketing calls and offer them products that may be of their interest. Through this channel we offer simple and low cost products, targeted to middle-class individuals and families.

•	Strategic alliances: we continually seek opportunities to work with strategic partners to reach a large number of clients, allowing us to offer our insurance product portfolio through several points of sales. Some of our strategic alliances include:

•	Car dealers: we work with automobile distributors that sell major car brands such as Toyota, Mazda, Mitsubishi, KIA, Honda, Suzuki, Hyundai and BMW and have sales executives working on their premises who offer our automobile insurance and financing products.

•	Grupo Elektra: a specialty retailer in Latin America with points of service in Guatemala, allows us to reach a lower socioeconomic segment because Elektra stores are usually located in more rural areas. Grupo Elektra allows us to provide insurance products for the household appliances they sell.

Organizational Structure and Employees

Organizational Structure

Our operations are organized into six divisions to better focus on our business segments and to manage each of our subsidiaries in an efficient manner. All of the divisions report to our CEO, who also oversees three additional non-operating divisions: risk management, compliance and human resources.

The following chart illustrates our organizational structure:

Our commercial banking division focuses on providing a full range of commercial banking products and services to corporate and SME clients in target industries. The commercial banking division is also responsible for the operation of our subsidiaries that provide services to small, medium and large companies, such as Mercado de Transacciones, Almacenes Generales and Almacenadora Integrada.

Our retail banking division focuses on providing a full range of banking products and services to individual clients and microfinance. The retail banking division is also responsible for the operation of our subsidiaries that provide services to retail clients, such as Financiera Industrial and Contecnica.

Our international division focuses on providing a full range of products and services that meet the international banking needs of our clients. The international division is also responsible for all of our international business operations and our expansion outside of Guatemala, including our operations through Banpaís in Honduras and BI El Salvador, our relationships with correspondent financial institutions, multilateral organizations and rating agencies, our family remittance business and our operations through Westrust Bank in the Bahamas.

Our insurance division focuses on providing a full range of insurance products and services to retail and commercial clients and is also responsible for the operation of our subsidiaries that provide services related to the insurance business, including Seguros El Roble, Fianzas El Roble and Seguros del País.

Our finance and operations division is in charge of consolidating our back office activities so as to maximize efficiency and reduce costs. The activities of the operations division are divided into five groups: operations, accounting, budgeting and cost control, purchase management and collections and asset administration.

Our technology division administers one of the most sophisticated information technology systems in the region, which has allowed us to experience significant growth throughout most of our operations. Our strategy has been to maximize our efficiency by implementing high quality information technology solutions while at all times emphasizing stability and security.

Employees

As of June 30, 2017, we had 13,582 employees (11,147 in Guatemala, 2,284 in Honduras and 122 in El Salvador), as compared to 13,473 employees (11,036 in Guatemala, 2,293 in Honduras and 119 in El Salvador), 12,850 employees (10,433 in Guatemala, 2,269 in Honduras and 125 in El Salvador) and 12,211 employees (9,921 in Guatemala, 2,168 in Honduras and 122 in El Salvador), as of March 31, 2017, 2016 and 2015, respectively. We offer our employees benefits beyond those required by Guatemalan, Honduran and Salvadoran law such as additional severance payment benefits, life and disability insurance, health insurance and dental insurance. Our employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

We are focused on attracting, developing and maintaining highly-qualified personnel and believe that a merit-based culture that emphasizes teamwork enables us to maintain a motivated workforce that delivers high quality service. Our approach to promotion and succession focuses on identifying and internally developing the talent needed for the future. We believe in promoting internally, offering growth opportunities within our organization to employees who are academically prepared and have the experience to be able to move into positions of further responsibility and leadership. This enables us to create a strong administrative team with the know-how needed to preserve our work culture.

We also offer training programs at all levels of our organization and we promote a healthy and uplifting working environment for our employees. We follow corporate human resources policies for hiring processes, promotions and training. We developed the specialized leadership program Trascendiendo for more than 30 middle-management positions. As of March 31, 2017, we have provided more than 190 training hours during more than 90 sessions to more than 750 employees. We have made available a library with more than 348 books and educational material and encourage collaborators to use these resources for self-learning objectives. We have a strong corporate culture, values and strategic map and brand identification and promote our corporate culture with the help of our culture specialists in every country and subsidiary.

Other Corporate Information

Technology

We understand the importance of IT in the performance of our subsidiaries, and are aware that we have to be at the cutting edge of technology in order to make management more efficient and to serve our clients effectively. The main focuses of our technology strategy are to guarantee the stability and availability of services to our clients and to develop new tech-driven products and services. We have a permanent annual budget for updates of IT equipment, services, and IT security, and have internal and external audits performed by our internal safety unit, our regulators, and external auditors.

We operate through the IBM mainframe platform which provides high uptime levels of operation, operating leverage and increased flexibility, enabling us to efficiently manage our resources and improve the performance of our businesses. This system consolidates all transactions and the IBM platform runs every core system of our banking services. We implemented some of our systems as a centralized regional solution to take advantage of the economies of scale and to benefit from lower startup costs for each country.

Regulation JM-102-2011 issued by the Guatemalan Monetary Board requires all banking institutions to transfer critical operations to a secondary data center (“Backup Recovery Site” or “BRS”) in case of a contingency. Banco Industrial strengthened its BRS from 2011 to 2014 to allow full coverage of its total banking operations and permanent online replication of information on the BRS to guarantee updated information in case of a contingency. The BRS also supports telecommunications by allowing full access to and from bank branches throughout the country. The BRS is also programmed to support our operations in Honduras and El Salvador and has already tested efficiently in role swaps of the core system with these countries.

To maintain secure and reliable regional communications and to prevent attacks that could result in the denial of services, we have installed our own telecommunications network through microwave signals. Whereas borders and landforms may stop terrestrial communication links, our regional microwave ring provides the means to fluidly transfer information across vast expanses using a three-way connection. In Guatemala, as of June 30, 2017, 19 repetition sites are installed and more than 1,900 service points are connected to our regional ring, including branches and ATMs. As a contingency, we have secondary communication links as an additional measure to guarantee the operation of our branches and subsidiaries.

Even though we are committed to the development of new products and services, we are very focused on the methodology for implementing technology projects. Every new project goes through different stages and evaluations carried out by expert users in testing cycles that assess data aging in order to guarantee system availability. To take advantage of tools, products, services and know-how, all major technology developments and decisions are taken and executed through our technology division based in Guatemala. In addition, each country has its own technology development and support team to address local requirements. We also provide 24/7 channel availability and support.

Corporate and Social Responsibility

We are committed to an ethical business model that strengthens our reputation and image with our clients, personnel, community and shareholders. Therefore, we try to create a positive impact on society while doing business.

We feel responsible towards the communities in which we have operations and strongly believe in the importance of citizen participation in order to build better countries. In 1984, we launched our Permanent Civic Program in Guatemala with the main purpose of strengthening the civic values of Guatemalans and acknowledging the contribution of individuals and institutions. The program consists of holding a ceremony at the headquarters of each of our banking subsidiaries to recognize the recipients’ contribution to society. During its more than 30 years, the Permanent Civic Program has recognized 1,919 Guatemalans. This program has successfully been replicated in Honduras, where almost 100 Hondurans have been recognized and in El Salvador, where 68 Salvadorans have been recognized as of June 30, 2017.

We are concerned about illiteracy in the countries in which we operate and assist in the reduction of illiteracy and support education. We support the work, programs and initiatives of various foundations in the countries in which we operate. In Guatemala, we support the Ramiro Castillo Love Foundation which has created literacy programs for more than 23 years as a result of which more than 444,335 people have been taught to read and write. The Napoleón Larach Foundation, which we also support, provides interactive whiteboards to public schools in Honduras and aids in the development of extra-curricular activities for public schools in the country.

Because we share the dreams of local athletes, we engage in cultural and sporting projects in Guatemala and Honduras. In Guatemala we assist the Guatemalan Olympic Committee by providing financial support, sporting equipment and technical assistance in order to improve the performance of Guatemala’s Olympic athletes. In Honduras, we have sponsored races such as the first Colorun as a fundraiser for the pediatric emergency room for a local hospital.

Anti-Money Laundering and Counter-Terrorist Financing Policies

Guatemala

Financial institutions are governed by the Guatemalan Anti-Money Laundering Law (Ley Contra el Lavado de Dinero u Otros Activos), which establishes general rules to prevent and detect money laundering activities in the Guatemalan financial system. There are also several Guatemalan institutions whose objective is to supervise compliance with laws enacted to prevent and detect money laundering within the Guatemalan financial system. See “Regulation and Supervision—Guatemala—Anti-Money Laundering and Counter-Terrorism Financing.”

Banco Industrial has developed an anti-money laundering (“AML”) program that complies with Guatemalan law and regulations and meets international standards such as the Financial Action Task Force (“FATF”) recommendations. The AML program includes:

•	policies, procedures, and a system of internal controls to assure ongoing compliance with applicable AML laws and regulations;

•	the designation of a compliance officer in every subsidiary, responsible for coordinating and monitoring day-to-day compliance with the AML program;

•	procedures for independent testing for compliance with the AML program and applicable laws;

•	AML training for all personnel;

•	record keeping and reporting requirements, including those for cash transactions;

•	identification of high risk clients and the performance of enhanced due diligence; and

•	appropriate risk-based measures for monitoring transaction activity of customers’ accounts.

We have also implemented policies and controls to screen clients and transactions against applicable lists of sanctioned countries, governments and nationals and against names of specially-designated nationals, drug-traffickers, terrorists or terrorist organizations pursuant to U.S. sanctions programs overseen by OFAC, the United Nations, the European Union and the United Kingdom, among others.

Our corporate compliance system has a risk-based approach and its main focus is to reduce our exposure to fines, penalties or any other act that may affect our solid reputation. We are constantly identifying new or modified requirements and have specialized employees who are responsible of ensuring proper and timely communication, implementation and compliance with such requirements.

Honduras

Financial institutions are governed by the Honduran Anti-Money Laundering Law (Ley Contra el Delito de Lavado de Activos), which establishes general rules to prevent and detect money laundering activities in the Honduran financial system. There are also several Honduran institutions whose objective is to prevent and detect money laundering within the Honduran financial system. See “Regulation and Supervision—Honduras—Anti-Money Laundering and Counter-Terrorism Financing.”

Banpaís has implemented its AML/counter-terrorism financing (“CTF”) program to comply with Honduran law and regulations issued by the CNBS, as well as international regulations applicable to foreign trade operations. Our program follows the same requirements and procedures as the AML program we have deployed in Guatemala.

El Salvador

Financial institutions are governed by the Salvadoran Law Against the Laundering of Money and Assets (Ley Contra el Lavado de Dinero y de Activos), which establishes general rules to prevent and detect money laundering activities in the Salvadoran financial system. There are also several Salvadoran institutions whose objective is to prevent and detect money laundering within the Salvadoran financial system. See “Regulation and Supervision—El Salvador—Anti-Money Laundering and Counter-Terrorism Financing.”

BI El Salvador has developed an AML program that follows the same requirements and procedures as the AML program we have deployed in Guatemala.

The Bahamas

Financial institutions are governed by Bahamian laws created to prevent money laundering and terrorism financing. Financial institutions are supervised by the Central Bank of The Bahamas, through the Central Bank’s Supervision Department, and the Bahamian Financial Intelligence Unit.

As part of its responsibility for the prevention of money laundering pursuant to Bahamian law, Westrust Bank requires a detailed verification of customer’s identity and the source of payment. Depending on the circumstances of each application, a detailed verification might not be required where:

•	the customer is a Bahamian or financial institution which is regulated by a recognized authority and carries on business in a country listed in the First Schedule of the Financial Transactions Reporting Act of The Bahamas (as amended) (a “First Schedule Country”); or a publicly traded company listed on The Bahamas International Stock Exchange or any other Stock Exchange specified in the Schedule to the Financial Transactions Reporting Regulations (as amended); or an investment fund regulated under the Investment Funds Act of The Bahamas (as amended) or an investment fund located in a country specified in the First Schedule and regulated by a body having equivalent regulatory and supervisory powers as the Securities Commission of The Bahamas.

•	the application is made through a recognized intermediary which is regulated by a recognized regulatory authority and carries on business in a First Schedule Country. In this situation, Westrust Bank may rely on a written assurance from the intermediary that the requisite identification procedures on the customer have been carried out, (subject to the Guidance Notes of the Bahamian Central Bank Re: Reliance on Third Parties to Conduct KYC on Customers); or

•	the subscription payment is remitted from an account (or joint account) held in the customer’s name at a bank in The Bahamas or a bank regulated in a First Schedule Country. In this situation Westrust Bank may require evidence identifying the branch or office of the bank from which the money has been transferred, verify that the account is in the name of the customer and retain a written record of such details.

Westrust Bank reserves the right to request such information as is necessary to verify the identity of a customer. In the event of delay or failure by the customer to produce any information required for verification purposes, Westrust Bank may refuse to accept the application and the subscription money relating thereto.

If any financial institution in The Bahamas has a suspicion that a payment to Westrust Bank contains the proceeds of criminal conduct that person is required to report such suspicion to the Financial Intelligence Unit, pursuant to The Proceeds of Crime Act or the Bahamas.

By subscribing, investors consent to the disclosure by us of any information about them to regulators and others upon request in connection with money laundering and similar matters both in The Bahamas and in other jurisdictions. See “Regulation and Supervision—The Bahamas—Anti-Money Laundering.”

Westrust Bank has also developed an AML program that follows the same requirements and procedures as the AML program we have deployed in Guatemala.

Panama

Financial institutions are subject to Panamanian laws designed to prevent and detect money laundering and terrorism financing through the Panamanian financial system. These laws are enforced by several authorities, including the Panamanian Superintendency of Banks and the Financial Analysis Unit (Unidad de Análisis Financiero), whose stated purpose is to prevent and detect money laundering within the Panamanian financial system.

Bi-Bank has put in place several measures to combat money laundering, terrorism financing and the financing of weapons of mass destruction, including a compliance manual. Bi-Bank’s policies and know-your-customer procedures are intended to reduce inherent risks and prevent the use of products and services for illicit purposes.

In addition, Bi-Bank has developed an AML program that follows the same requirements and procedures as the AML program we have deployed in Guatemala.

Properties

Banco Industrial and our main Guatemalan subsidiaries are headquartered in 7a Avenida 5-10, Zona 4, Centro Financiero, Torre 1, Guatemala, Guatemala 01004. Banpaís is headquartered at Edificio Torre del País, Blvd. José A. Peraza, Calle Banpaís esquina, San Pedro Sula, Honduras. BI El Salvador is headquartered at Avenida Las Magnolias No. 144, Colonia San Benito, San Salvador, El Salvador. Bi-Bank is headquartered at Avenida Samuel Lewis y calle 57 este, Obarrio, Panamá. As of June 30, 2017, we owned approximately 96 of the properties where Banco Industrial’s branches are located, representing 16% of our total branches in Guatemala, 21 of the properties on which Banpaís’s branches are located, representing 12% of our total branches in Honduras, and in the case of BI El Salvador and Panama, we only own our headquarters. We lease the remainder of our branches from unaffiliated third parties, under leases with durations of between three and ten years and containing annual rent increases, in general, of approximately 5% annually. We believe that our facilities are adequate for their intended purposes.

Intellectual Property and Trademarks

We and our subsidiaries have registered 182 material trademarks in Guatemala, Honduras, El Salvador, Panamá and the United States as of March 31, 2017. All of our trademarks are in full force and effect.

The trademarks “Bicapital Corporation” and “Corporación BI” and the corresponding logos are important trademarks for us, as well as a means to identify our financial services group, which has wide recognition within the Central American financial sector.

We have also registered the trademarks “Banco Industrial,” “Banpaís,” “El Roble Seguros y Fianzas,” “Seguros del País,” “Banco Industrial El Salvador,” “Westrust Bank,” “Contecnica” and “Bi-Bank” the corresponding logos, which represent some of the most important trademarks of our financial services group, registered in different countries in Central America and in The Bahamas.

We have registered various trademarks and commercial names related to the different products we offer. Our registered trademarks related to our most popular banking and insurance products, include, among others, the following:

Licenses

Banco Industrial is authorized by the Guatemalan Monetary Board to conduct banking activities as described in “Regulation and Supervision—Guatemala—Regulatory Framework of the Financial System Banpaís and Seguros del País are authorized by the CNBS to conduct banking and insurance activities as described in “Regulation and Supervision—Honduras—Regulatory Framework of the Financial System.” BI El Salvador is authorized by the SSF to conduct banking activities as described in “Regulation and Supervision—El Salvador—Regulatory Framework of the Financial System.” Seguros El Roble and Fianzas el Roble are authorized by the Guatemalan Monetary Board to conduct insurance activities and is supervised by the GSB. Westrust Bank is licensed by the Central Bank of The Bahamas to conduct financial activities as described in “Regulation and Supervision—The Bahamas—Banking and Supervision Regulation.”

Legal Proceedings

Due to the nature of our business, we are subject to judicial, administrative and arbitration proceedings, including tax and labor claims arising in the ordinary course of our business. We do not believe any of these proceedings is reasonably likely to have a material adverse effect on our financial condition or results of operations. We cannot assure you that current legal proceedings will be resolved in our favor or that additional legal proceedings will not arise in the future.

Banco Industrial and Seguros El Roble are subject to several administrative proceedings relating to tax audits. In each such proceeding, the claimant is the Guatemalan Superintendency of Tax Administration. As of June 30, 2017, for Banco Industrial, the total amount involved in these proceedings was approximately Q. 219,178,697.92 (US$ 29,880,602.02, based on the exchange rate of Q. 7.33516 per US$1.00 on June 30, 2017) plus interest and penalties, and for Seguros El Roble, the total amount involved in these proceedings was approximately Q. 7,444,512 (US$ 1,014,907.92, based on the exchange rate of Q. 7.33516 per US$1.00 on June 30, 2017) plus interest and penalties.

Additionally, Banpaís is also subject to several administrative proceedings relating to tax audits. In each such proceeding, the claimant is the Honduran Superintendency of Tax Administration. As of June 30, 2017, the total amount involved in these proceedings was approximately L. 169,692,359.85, (US$ 7,238,045.59, based on the exchange rate of L. 23.4445 per US$1.00 on June 30, 2017) plus interest and penalties. The main administrative proceedings are related to the operations of Banpaís before it was acquired by Bicapital, and in case of a ruling against Banpaís the responsibility of payment will be transferred to the former owners under the Stock Purchase Agreement between Napoleón Juan Larach, Luis Napoleón Larach Larach and Bicapital Corporation, dated as of November 23, 2007.

We believe that none of these proceedings will have a material adverse effect on our financial condition or results of operations.

RISK MANAGEMENT

Our goal is to achieve sustainable long term growth by maintaining a balance between risk policies and profitability. As a result, our senior management places great emphasis on risk management. In order to manage the risks described below, we have a specialized risk management structure, measurement systems and mitigation and remediation processes in place for our banking and insurance subsidiaries. We incorporate analytics into our decision-making process and make use of tools and methodologies that allow us to identify and manage risk efficiently.

Organizational Structure

Our board of directors and the board of directors at each of our banking and insurance subsidiaries is responsible for establishing an appropriate and integrated risk management system and for promoting an internal environment that facilitates our board of directors’ and the board of directors of each of our banking and insurance subsidiaries’ supervision and risk management control.

The boards of directors of Banco Industrial, S.A. and Seguros El Roble, S.A. and the executive committees of each of our banking subsidiaries are updated at their weekly or bi-weekly meetings regarding the balance sheet structure. The board of directors of Seguros del Pais, S.A. has monthly meetings. The risk management committees of each of our banking and insurance subsidiaries are updated at their monthly meetings regarding the degree of exposure to the diverse risks inherent to their businesses.

Risk Management Committee

Risk management committees are created depending on the level of complexity of our activities and following guidelines from the corresponding regulator. Risk management committees develop and monitor risk management policies and report their activities and results to the corresponding management team at least once a year or when necessary.

Risk management policies are established to identify and analyze the risks faced by our subsidiaries, to set appropriate controls and limits, and to monitor risks, as well as, compliance with the established controls and limits as well the guidelines from the corresponding regulator. Our risk management policies and systems are reviewed regularly to reflect changes in market conditions and offered products and services. Each of our subsidiaries, through their own guidelines and procedures, intends to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

Banking Subsidiaries

Our banking subsidiaries’ risk exposures consist mainly of:

•	credit risk, which refers to the potential loss caused by partial or total failure from a counterparty or issuer to fulfill its agreed obligations, both in the credit and investment portfolios;

•	liquidity risk, which refers to the inability to renew liabilities or acquire new ones at normal market conditions and the inability to unwind or offset positions due to a lack of market depth;

•	market risk (interest rate risk and exchange rate risk), which refers to the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates and foreign exchange rates; and

•	operational risk, which refers to the potential loss caused by failures or deficiencies in information systems, human error while processing transactions, lack of internal controls for certain processes or external events.

See Note 5 to our Annual Financial Statements.

Credit Risk

Credit risk is the potential loss caused by partial or total failure by a counterparty or issuer to fulfill its agreed-upon obligations, both in the credit and investment portfolios. The credit risk exposure is managed through a periodic analysis of the capability of borrowers or potential borrowers to determine their capital and interest payment capability and the restructuring of such limits when appropriate. The credit risk exposure is also mitigated partially by obtaining collateral, either corporate or personal.

Our banking subsidiaries hold a large portfolio of debt securities and fixed income securities and are therefore exposed to the risk that the issuer may default on its interest or principal payments. This risk is mitigated through a three-step process. First, regulations established by the local regulators (i) limit the types of investments that our banking subsidiaries can make, (ii) set minimum credit ratings that investment securities must have and (iii) limit investments with respect to a single issuer. Secondly, our banking subsidiaries perform a careful analysis on the securities they purchase. For more information please see our Note 5 to our Annual Financial Statements.

Loan management is performed under policies defined by the management of each subsidiary, complying with guidelines established by local regulators. Such policies are periodically reviewed and modified in response to changes and expectations in the corresponding markets, as well as new regulations, among other factors.

Our subsidiaries use specialized software to analyze loan applications and the financial information provided by potential borrowers. This analysis and the metrics used therein, vary in detail, depending on the amount of the loan and the complexity of the requested operation. The most important assessment is the potential borrowers’ payment capability.

Estimates are performed for the expected loss. Expected loss is the estimated value that can be lost in a credit portfolio segment due to default. This estimate is calculated under the Internal Ratings-Based (IRB) approach, adopted by Basel II. We consider payment behaviors, grouped in homogeneous groups of borrowers, observed over five years to obtain the default probability of each borrower. The expected loss estimate allows us to adjust our subsidiaries’ loan approval and collection policies, as well as to improve the quality of their credit portfolio by monitoring credit deterioration limits.

Credit Approval Process

Our subsidiaries have written and authorized policies detailing the authorized body to approve each credit depending on the requested amount.

Banco Industrial

The loan approval process of Banco Industrial is based on three fundamental criteria: financial analysis, comparison against the market and evaluation of repayment capability.

The officer or corporate body responsible for the analysis and approval of each loan, including related party transactions, depends on the amount of the loan, as follows:

Responsible Officer / Corporate Body	Amount in US$
Head of Consumer Loans	Up to US$10,000
Head of Vehicles Loans	Up to US$12,500
Financial Committee	Up to US$40,000
Head of Mortgage Loans	Up to US$62,500
Division Manager	Up to US$300,000
CEO	Up to US$600,000
Credit Committee	Up to US$1,000,000
Board of Directors	Greater than US$1,000,000

Banpaís

The loan approval process of Banpaís is based on three fundamental criteria: independent review and validation, approval through the review and affixation of sequential authorized signatures, and risk evaluation criteria that considers credit exposure of clients.

In concordance with credit exposure segmentation, an approval system applies as follows:

Responsible Officer / Corporate Body	Amount in US$
Account Managers, Business Deputy Managers, Credit Analysts	Up to US$100,000
Account Managers, Business Deputy Managers, Credit Analysts and Credit Regional Manager	Up to US$150,000
Business Regional Manager and Credit National Manager	Up to US$200,000
Credit Vice-President or Business Executive Vice-President	Up to US$300,000
Credit Vice-President and Business Executive Vice-President	Up to US$500,000
Executive President	Up to US$1,000,000
Board of Directors	Greater than US$1,000,000, and all related party transactions

BI El Salvador

The loan approval process of BI El Salvador is similar to that of Banco Industrial and is based on three fundamental criteria: financial analysis, comparison against the market and evaluation of repayment capability.

The authorization, denial, extension and restructuring of the credit conditions, for both commercial and retail clients in BI El Salvador, is appointed to the following officers as approval agents:

Responsible Officer / Corporate Body	Amount in US$
Branch Manager or Business Deputy Manager and in the absence of both, the Personal Banking Deputy Manager	Up to US$500,000 for loans secured with term deposits (back-to-back loans)
Loan Committee	Up to US$350,000 for all other loans
Executive Committee	Greater than US$350,000, and requests for smaller amounts not resolved by the previous instances
Board of Directors	All related party transactions

Loan Loss Reserves

Our banking subsidiaries classify their loans in five risk categories, depending of the default risk rating of each borrower. The categories used are grouped according to the borrowers’ payment compliance and are described below. See “Selected Statistical Information—Loan Portfolio—Grading of Loan Portfolio.”

•	Standard compliance:

•	A—normal risk

•	Substandard compliance:

•	B—more than normal risk

•	C—with expected losses

•	D—significant expected losses

•	E—high default risk

The grading criteria described below applies to corporate loans, which consist of corporate and SME loans; and to retail banking loans, which consist of consumer loans, microfinance and mortgage loans.

Grade A

Debtors of corporate loans classified in this category have complied with their obligations in a timely fashion and, at the time of the assessment there are no reasons for doubting the repayment of capital and interest thereon on the agreed-upon dates. Also, there are no reasons to believe that their status will change before the next assessment. In assessing a loan as Category A, the use of the funds and the source of the cash flows to be used in repaying the loan should be known and the repayment is less than 30 days past due. Retail banking loans are classified as Category A if payments are made when due or up to 30 days past due.

Grade B

Debtors of corporate loans classified in this category are those that show certain deficiencies at the time of the assessment which, if not corrected on a timely fashion, may lead to higher level of risks in respect of the loan recovery. Certain common characteristics of loans in this category include delays in the repayment of loans that were promptly paid (less than 91 days past due) and an outdated or lack of information required for analyzing the repayment capacity. Retail banking loans are classified in Category B when payments are between 31 and 60 days past due.

Grade C

Debtors of corporate loans classified in this category show financial difficulties. Additionally, corporate loans are classified in this category when payments are between 91 and 180 days past due. Retail banking loans are classified in Category C when payments are between 61 and 120 days past due.

Grade D

Debtors of corporate loans classified in this category have certain characteristics that result in doubtful recovery of the loan. Despite the fact that the recovery of the loan is doubtful, there is a reasonable possibility that in the near future the debtor’s creditworthiness will improve. Furthermore, corporate loans are classified as Category D when payments are between 181 and 365 days past due. Retail banking loans are classified in Category D when payments are between 121 and 180 days past due.

Grade E

Corporate loans included in this category show major financial and operational difficulties as well as a significant possibility that in the near future the customer’s payment capacity will worsen. Corporate loans are classified in this category when payments are over 365 days past due. Retail banking loans are classified in Category E when payments are over 180 days past due.

Our banking subsidiaries have a series of procedures and credit reports in place to assess their portfolio performance, provision requirements and to anticipate events that may impact the condition of their borrowers in the future.

Our banking subsidiaries create loan loss reserves in accordance with IFRS. Loan loss reserves represent the best estimate of incurred losses on their loan portfolio. The primary components of these loan loss reserves are a collective loan loss allowance established by groups with homogeneous characteristics as well as individual credit exposures that were subject to individual impairment assessment, but were not impaired. Please see Note 5 to our Annual Financial Statements.

Collection Process

Our banking subsidiaries have written policies that describe the collection procedures used to collect outstanding balances from their borrowers. Our collection strategy is divided in three stages: ordinary collection for loans with payments due up to two months, administrative collection for credits with three past due payments and legal collection for credits with four or more payments past due. Below is the description of the main guidelines to be followed for each collection stage:

Ordinary collection: for commercial credits, our subsidiaries’ account managers handle the collection, but in some cases they can transfer the case to such subsidiaries’ collection department. For other types of loans, the subsidiaries’ collection department is responsible for managing collection. Finally, in special circumstances, the case might be raised to a customized collection agency.

Administrative collection: is performed by our subsidiaries’ collection departments, which manage collection through the following activities: telephone calls to borrowers and guarantors, home visits, mail notices, negotiation of payment agreements or promise of payment and restructuring. In 2016, amendments to the Guatemalan Banking and Financial Groups Law were enacted which prevent banks from using harassing techniques (such as repeatedly calling, texting, e-mailing, contacting third parties, etc.) to collect. Those means of collection were and are not used by our banking subsidiaries.

Legal collection: is performed by an external legal advisor, who first performs a pre-judicial collection procedure that usually lasts 15 days. If unsuccessful, our legal advisor files a judicial claim before the corresponding court. The legal advisor defines the best legal strategy to perform the collection and reports, on a monthly basis, its progress to the corresponding collection department.

At each collection stage, periodic reports are issued to monitor the collection progress. Our main goal is to maintain a contaminated loan ratio (ratio of loans greater than 30 days past due to total loans) of equal to or less than 5% of our total loan portfolio.

Liquidity Risk

Our banking subsidiaries’ liquidity management policy seeks to ensure that, even under adverse conditions, they have sufficient funds available to meet their operational needs and to ensure compliance with capital adequacy and other applicable guidelines established by regulatory authorities, without incurring unacceptable losses or putting their security at risk.

Our banking subsidiaries’ management and/or risk management committees perform a periodic follow-up of their liquidity position through the analysis of the maturity of assets and liabilities, the stability of deposits per type of customer and the compliance with minimum standards established in the corresponding regulations and policies. Below we describe the main policies:

Treasury department: the treasury department of each of our banking subsidiaries manages the daily liquidity of such subsidiaries and has the responsibility to: (i) determine their financing and investment structure, (ii) monitor the development of variations in the general balance structure and the potential impact in their income statements, (iii) follow-up on new banking deposits, renewals and cancellations of deposits in front of disbursements and projected payments of loans, (iv) keeping a proper liquidity surplus and (v) propose to management and/or the risk management committee new liquidity risk management policies.

Credit lines: in addition to maintaining liquid assets, we have established credit lines with international financial institutions that ensure adequate liquidity levels.

Basel II: our banking subsidiaries monitor the results of the practices recommended by Basel II through specialized software. They have a liquidity policy requiring that the liquid assets represent at least 20% of total assets and at least 25% of total deposits.

Reserves: pursuant to regulatory requirements, our banking subsidiaries maintain liquidity reserves in the central bank of each country in which they operate. In Guatemala, our banking subsidiaries are required to maintain liquidity reserves at a rate of 14.6% of deposits. In Honduras, for local-currency deposits, our banking subsidiaries maintain liquidity reserves at a rate of 12% of deposits and 5% of mandatory investments, and, for foreign-currency deposits, our Honduran banking subsidiaries maintain liquidity reserves at a rate of 12% of the deposits as well as 12% of mandatory investments. In El Salvador, BI El Salvador must maintain liquidity reserves at a rate of 25% for demand deposits, a 20% rate for savings and fixed term deposits and 5% for loans obtained abroad and additionally, 3% of the total average balance of all deposits.

Interest Rate Risk

Interest rate risk is a key component of our banking subsidiaries’ asset and liability management policy to improve their profitability by limiting the effect of adverse movements in interest rates and increasing the income from interest rates through the management of their exposure to interest rates.

Most of our banking subsidiaries’ funding comes from clients’ deposits. Demand deposits and savings deposits are offered at variable rates, while term deposits that are short-term by nature (less than one year) are offered at fixed rates. In most of the cases, our banking subsidiaries have the authority to modify the interest rates applied to loans granted by them according to market conditions. The funding of the rest our liquidity needs is generally subject to variable rates.

The table below summarizes our banking subsidiaries’ exposure to the risk of interest rate. The assets and liabilities are included in the table according to their book value, categorized by the earlier of contractual interest rate repricing or maturity dates:

(US$ in millions)	As of June 30, 2017
	Up to 1 year	From 2 to 5 years	From 6 to 10 years	More than 10 years	Total
Assets
Cash and cash equivalents	472.5	0.0	0.0	0.0	472.5
Investment securities	376.5	858.8	1,206.7	871.0	3,312.9
Loans	8,124.3	372.9	290.3	2.1	8,789.5

Total	8,973.2	1,231.7	1,497.0	873.0	12,575.0

Liabilities
Deposits from customers	5,207.9	0.0	0.0	0.0	5,207.9
Long-term deposits	3,702.4	486.6	0.0	0.0	4,189.1
Loans and borrowings from banks	1,556.5	202.5	982.3	124.6	2,866.0
Debt securities issued	62.4	320.6	130.3	61.8	575.1
Subordinated liabilities	0.0	180.8	10.0	0.0	190.8

Total	10,529.2	1,190.6	1,122.6	186.4	13,029.0

Net exposure to interest rate risk	(1,556.0)	41.1	374.4	686.6	(454.0)

Exchange Rate Risk

Each of our banking subsidiaries minimizes its exchange rate risk exposure by monitoring its net position in foreign currency daily. In Guatemala, regulatory requirements mandate that banking institutions can maintain an excess of assets over liabilities denominated in foreign currency of no more than 40% of their equity or an excess of liabilities over assets of no more than 10% of their equity. In Honduras, regulatory requirements mandate that banking institutions can maintain an excess of assets to liabilities denominated in foreign currency of no more than 20% of the banking institution’s equity or an excess of liabilities to assets denominated in foreign currency of no more than 5% of the banking institution’s equity. In El Salvador, the U.S. dollar is the functional currency.

Operational Risk

Our banking subsidiaries have managed operational risk in order to obtain a more accurate knowledge of the risks they are exposed to, which has facilitated a clearer vision of priority areas for their business, and enabled strategic decision-making based on the risk-profitability relationship in a way that decreases the degree of uncertainty upon the occurrence of adverse events that could cause unexpected losses.

Our banking subsidiaries regularly perform periodic revisions and audits of operative procedures to strengthen their efficiency and control and to neutralize identified weaknesses. Their manuals are periodically updated.

Our subsidiaries have officials devoted to technology security in order to reduce the risk that technological facilities may be improperly used by non-authorized personnel or third parties.

We use tools to identify, evaluate and treat risks in order to comply with Basel II. The goals of these risk-management tools may be summarized as follows:

•	reduce operational losses by identifying potential process risks;

•	identify operational risk in the development of new products;

•	manage control risk and self-assessment of critical processes; and

•	monitor and measure operational risk.

Insurance Subsidiaries

Our insurance subsidiaries have the following risk-management objectives:

•	protect shareholder value by monitoring that exposure to probable losses does not exceed approved limits;

•	support the decision-making processes by providing consistent, reliable and timely risk information; and

•	promote a successful company culture of risk awareness and informed risk-taking.

With this purpose, our insurance subsidiaries use tools and methodologies to identify and manage risk efficiently, incorporating analytics into their decision-making process. See Note 3 to our Annual Financial Statements.

Main Types of Risks

The main risks faced by our insurance subsidiaries are:

•	credit risk;

•	market risk (interest rate risk and foreign exchange risk);

•	liquidity risk; and

•	operational risk.

Credit Risk

Our insurance subsidiaries hold a large portfolio of debt securities and fixed income securities and are therefore exposed to the risk that the issuer may default on its interest or principal payments. This risk is mitigated through a three step process. First, regulations established by the local regulators (i) limit the types of investments that our insurance subsidiaries can make, (ii) set minimum credit ratings that investment securities must have, and (iii) limit investments with respect to a single issuer. Secondly, our insurance subsidiaries perform a careful analysis on the securities they purchase. Finally, the investment committees of our insurance subsidiaries are responsible for approving any new investment and periodically reviewing the investment portfolios.

The following table shows the credit rating of investment securities in our insurance subsidiaries. The analysis has been made on the basis of ratings afforded by credit rating agencies.

(US$ in millions)	As of June 30, 2017
Rating
AAA	0.8
Between AA+ and AA-	0.9
Between A+ and A-	0.3
Between BBB+ and BBB-	—
Between BB+ and BB-	66.7
B+ and lower	15.4

Total	84.1

Market Risk

Our insurance subsidiaries are exposed to the risk that the value of their investments may decrease due to changing market conditions. Market risk drivers include equity prices, interest rates and real estate prices. Our insurance subsidiaries manage this risk by setting limits on individual issuer concentration, on type and liquidity of assets and on deviations from the terms of the technical liabilities they should cover. The risk management units of each insurance subsidiary regularly assess market risk to verify its alignment to our risk appetite. Additionally, our insurance subsidiaries have also developed a sensibility analysis to show potential portfolio losses derived from price variations or interest rates fluctuations.

Our insurance subsidiaries invest only in fixed income securities, which are held to maturity. Other than fixed income securities, our insurance subsidiaries have almost no interest-bearing assets or liabilities. Consequently, the interest rate risk is already incorporated into the market risk of the portfolio.

Our insurance subsidiaries manage their foreign exchange rate exposure by seeking to maintain a natural match between assets and liabilities denominated in foreign currencies.

Liquidity Risk

Our insurance subsidiaries can project the expected timing of a significant portion of payouts and therefore maintain assets with maturities equal or similar to those of its projected payouts.

Our insurance subsidiaries operate using a system of proportional reinsurance contracts by which a maximum of US$600,000 in payment obligations is retained per insurance policy. Additionally, our insurance subsidiaries have catastrophic reinsurance contracts, which set a protection for the sum of retentions in the event of unforeseen natural disasters or other events.

Our insurance subsidiaries’ investments are highly liquid and can be liquidated in time to cover or pay for its obligations when they become due.

Operational Risk

Operational risk is defined as the possibility of losses due to inadequate processes, faulty personnel, information technology or external events. To manage these risks, our insurance subsidiaries use tools for identification, evaluation and treatment of risks similar to the tools used by banks to comply with Basel II. The goals of these risk management tools may be summarized as follows:

•	reduce operational losses by identifying potential process risks;

•	identify operational risk in the development of new products;

•	manage control risk and self-assessment of critical processes; and

•	monitor and measure operational risk.

REGULATION AND SUPERVISION

Panama

Regulatory Framework of the Financial System

The Panamanian banking system is regulated by Decree Law No. 9 of February 26, 1998 and its amendments, (Ley Bancaria), and other applicable laws and regulations (collectively, the “Panamanian Banking Laws”).

Other Laws

All banking institutions must observe standards specified in the Panamanian Commercial Code (Código de Comercio de Panamá) governing mercantile companies, debentures and commercial agreements. In addition, all banks must comply with Panamanian tax law, including the Panamanian Tax Code (Código Fiscal), which regulates all matters related to the payment of taxes.

The Panamanian Banking Superintendency

The Panamanian Banking Superintendency has the exclusive competence to regulate and supervise banks or any person engaged in the banking business in or from the Republic of Panama, including the supervision of all Panamanian banks, state-owned banks, foreign banks and banking groups, which are conformed by a bank holding company and its subsidiaries at any level, whose activities consist, predominantly, of providing services in the banking or financial sectors.

Objectives & Functions of the Panamanian Banking Superintendecy

The main objectives of the Panamanian Banking Superintendency include:

•	To safeguard the soundness and efficiency of the banking system.

•	To strengthen and foster favorable conditions for the development of the Republic of Panama as an international financial center.

•	To promote public trust in the banking system.

•	To safeguard the judicial balance between the banking system and its clients.

The main duties of the Panamanian Banking Superintendency include:

•	To ensure that the banks maintain sufficient liquidity and solvency ratios to discharge their obligations, as well as adequate procedures that allow the supervision and control of their national and international activities, in close collaboration with foreign supervisory bodies if warranted.

•	To develop the regulatory framework for the banking system. When this function is discharged by the Board of Directors, it is done through rules, and when done by the Superintendent, through resolutions.

•	To impose the appropriate sanctions on those parties guilty of engaging in the banking business without proper authorization.

Oversight Activities Carried Out by the Panamanian Banking Superintendency

All banks that engage in the banking business in the Republic of Panama are subject to inspection and supervision by the Panamanian Banking Superintendency to confirm their financial stability and their compliance with the provisions of the Panamanian Banking Laws and its regulations.

The Panamanian Banking Superintendency will conduct an inspection of each bank and bank holding company at least every two years, to determine its financial situation and to verify that it has complied with the provisions of Panamanian Banking Laws in the normal course of business. These inspections include the bank, bank holding company and may extend to other companies of the banking group and to nonbanking or nonfinancial affiliates.

In certain circumstances, Panamanian Banking Laws require a consolidated supervision of banks and their economic groups.

Minimum Paid-In Capital

The minimum amount of paid-in or assigned capital, net of any losses, required to apply for and maintain a general banking license is currently US$10,00,000.00. Banks may not, at any time, allow their capital to fall below the minimum amount required.

Minimum Reserve Requirements

All general and international license banks under the local supervision of the Panamanian Banking Superintendency shall currently maintain capital funds equivalent to at least 8% of the risk-weighted total of all assets and contingent off-balance sheet operations.

Capital Requirements

In accordance with the Panamanian Banking Laws, supervised banks must, at all times, maintain a minimum amount of liquid assets equivalent to a percentage of the total gross deposits that will be periodically fixed by the Panamanian Banking Superintendency. Said percentage should not exceed thirty-five percent.

Banking institutions should file liquidity reports with the Panamanian Banking Superintendency in the form and frequency it shall require.

Transactions with Related Parties

In its on-site reviews the Panamanian Banking Superintendency verifies that banking institutions are in compliance with regulations limiting transactions between related parties. Related parties may transact business with one another provided they do so in accordance with the following prohibitions and limitations, which apply both to the banks and their holding companies:

•	Granting unsecured loans or unsecured credits to any of their employees in an amount greater than the salaries, wages, and other annual emoluments for that employee.

•	Granting loans or credits under more favorable conditions of cost and maturity than are usual in the market for that particular type of operation to their managers, officers and employees, or any person or legal entity that owns 5% of the stock of the bank or its holding company or anyone who forms an economic group with these persons.

•	Directly or indirectly granting unsecured credits that exceed 5% of their capital funds or loans secured with real collateral other than deposits that exceed ten percent of their capital funds, in favor of:

•	One or more directors or any person or legal entity that, directly or indirectly, jointly or severally, owns 5% or more of the stock of the bank or its holding company.

•	Any legal entity in which one or more directors are directors or officers of the bank or guarantors of the loan or credit.

•	Any legal entity or association of persons, in which the bank, its holding company or one or more of the bank’s directors or officers owns, individually or jointly, either a significant interest, a preponderant influence or more than 20% of the entity.

•	Their managers, officers, employees, and their spouses, except residential mortgages for their principal living quarters or secured personal loans granted under personnel benefit plans.

The aggregate of unsecured loans and loans secured with real collateral other than deposits granted by the bank and other firms that make up a banking group to related parties mentioned in this article, may not in any case exceed the percentage of capital funds established periodically by the Panamanian Banking Superintendency, which shall, in no case, exceed 25% of the capital funds of the bank.

Reports of Financial Institutions

Banking institutions must submit their audited financial statements to the Panamanian Banking Superintendency within three months following the close of each fiscal year complying with the accounting, technical, and prudential standards with respect to operations, issued by the Panamanian Banking Superintendency. The documentation submitted shall be signed by the legal representative of the bank or an agent properly and legally authorized by the bank for this purpose.

Banking institutions must submit their unaudited financial statements to the Panamanian Banking Superintendency within 30 days after the closing of each quarter, complying with the accounting, technical, and prudential standards that the Panamanian Banking Superintendency may establish.

In addition, banking institutions must submit the following reports to the Panamanian Banking Superintendency:

•	A balance sheet that shows the assets and liabilities and the profit and loss of its establishments in Panama at the close of the last business day of the previous month.

•	A report containing: (a) an analysis and classification of its credit and investment portfolios of its establishments in Panama at the close of operations, and (b) a reconciliation of the capital accounts.

Publication of Financial Information and of Operations

In order to keep the general public informed, banking institutions in Panama shall publish an unsigned copy of the audited financial statements, with their respective explanatory notes, if any, in a newspaper with national circulation in the Republic of Panama, within 30 days following their presentation to the Panamanian Banking Superintendency, and shall display them in all their establishments in Panama for the next 90 days, in a place accessible to the general public.

Banking License Fees

Banking institutions in Panama with general license are subject to the annual payment of a banking license fee of US$30,000.00 plus the equivalent of US$35.00 for each US$1,000,000.00 or fraction thereof in total assets, up to a maximum of US$100,000.00.

Anti-Money Laundering and Counter-Terrorism Financing

There are several institutions in Panama whose objective is to prevent and detect money laundering within the Panamanian financial system.

Financial Analysis Unit—Unidad de Análisis Financiero para la Prevención del Blanqueo de Capitales y el Financiamiento del Terrorismo (“UAF”)

The UAF is a unit of the Presidential Ministry (Ministerio de la Presidencia), and its purpose is to monitor compliance with the Panamanian anti-money laundering laws and regulations. The UAF exchanges information with other countries on cases related to money laundering, requests and receives information related to suspicious transactions, analyzes the information obtained to confirm the existence of suspicious transactions, and prepares and maintains any necessary records and statistics.

New Money Laundering Prevention Regulation

In addition, Panama recently enacted Law 23 of April 27, 2015 (“Law 23”), which created the National Commission against Money Laundering, Terrorism Financing and Mass Destruction Weapons Financing (Comisión Nacional contra el Blanqueo de Capitales, Financiamiento del Terrorismo y Financiamiento de la Proliferación de Armas de Destrucción Masiva) that coordinates the efforts of the institutions in charge of fighting these crimes.

Law 23 also created the Intendancy for Supervision and Regulation of Non-Financial Entities (Intendencia de Supervisión y Regulación de Sujetos no Financieros), as part of the Ministry of Economy and Finance, with the task of supervising compliance by non-financial entities, such as real estate companies, pawn shops, attorneys, among others, with the requirements established in Law 23.

Prosecutor’s Office Specialized in Crimes Related to Drugs

The Prosecutor’s Office Specialized in Crimes Related to Drugs (Fiscalía Especializada en Delitos Relacionados con Drogas) is an office of the Attorney General’s Office (Ministerio Público) of Panama whose purpose is to investigate money laundering related crimes and to oversee money laundering cases filed in the Panamanian court system.

Taxation

In general, banks in Panama are subject to the same taxes that apply to business firms. In addition, banking institutions in Panama with general license are required to pay an annual bank tax based on their total assets. This bank tax ranges from US$75,000.00 to US$1,000,000.00.

Guatemala

Structure of the Financial System

The Guatemalan financial system is organized as a central banking system, which is comprised of the Guatemalan Central Bank, commercial banks, insurance companies, financial services firms, auxiliary credit institutions, foreign currency exchange firms, development banks, brokerage firms, foreign bank branches, foreign bank representative offices, businesses specializing in financial services and businesses supported by money orders. The financial system is supervised and subject to the administrative jurisdiction of the Guatemalan Monetary Board, the Guatemalan Central Bank and the GSB.

The Guatemalan Monetary Board

The Guatemalan Constitution empowers the Guatemalan Monetary Board to determine the monetary, foreign exchange and credit policies of the country as the governing body of the Guatemalan Central Bank. The Guatemalan Monetary Board acts through the Guatemalan Central Bank to execute its policies.

The Guatemalan Monetary Board also oversees the liquidity and solvency of the national banking system, regulates legal reserve requirements and determines and evaluates the monetary, foreign exchange and credit policies of the country. The Guatemalan Monetary Board is also responsible for authorizing the establishment and consolidation of banking and insurance entities in Guatemala and for approving and issuing all rules and regulations to be complied with by the Guatemalan Central Bank and financial institutions pursuant to the Guatemalan Banks and Financial Groups Law, the Guatemalan Law on Insurance Activity (Ley de la Actividad Aseguradora) and other specific laws.

The Guatemalan Monetary Board regulates the financial system through resolutions applicable to various activities, operations and financial services.

If it is determined that a bank is in non-compliance, Guatemalan law authorizes the Guatemalan Monetary Board to assess fines, suspend banking licenses or appoint a receiver for the operations of the financial institution.

The Guatemalan Central Bank

The Guatemalan Central Bank was established to design, evaluate and implement monetary, foreign exchange and audit policies conducive to economic development in Guatemala. Under the direction and supervision of the Guatemalan Monetary Board, the Guatemalan Central Bank operates as an autonomous financial institution. Its decisions are not subject to approval by any other governmental entity. The Guatemalan Central Bank also promotes liquidity, solvency and efficient functioning of the national banking system.

The Guatemalan Central Bank participates in the foreign exchange market to counter speculation and stabilize the currency, to maintain the nation’s international monetary reserves, and to protect the balance of payments.

As a result of the 1994 constitutional reforms, the Guatemalan Central Bank is prohibited from directly or indirectly financing the government or public or private entities other than financial institutions and cannot acquire securities issued or sold in the primary market by the public sector. The Guatemalan Constitution permits the Guatemalan Central Bank to finance public sector entities only in case of a national emergency, and then only upon the request of the Guatemalan President and with the approval of a two-thirds majority of the Guatemalan Congress.

The Organic Law of the Guatemalan Central Bank (Ley Orgánica del Banco de Guatemala), which became effective on June 1, 2002, establishes that the Guatemalan Central Bank’s fundamental objective is to create and maintain the most favorable conditions for the orderly development of the Guatemalan economy. For that purpose, the Guatemalan Central Bank will use monetary, exchange and credit policies to promote stability in the general level of prices.

The Guatemalan Superintendency of Banks

The GSB is in charge of monitoring and supervising the Guatemalan Central Bank and the financial institutions within the Guatemalan financial system. In particular, the GSB is responsible for carrying out on and off-site inspections of financial institutions and verifying compliance with applicable laws and regulations.

For more information regarding the GSB, see “—Financial System Supervision.”

Financial Institutions

As of June 30, 2017, there were 101 financial institutions operating in Guatemala under the control and supervision of the GSB. These institutions included, among others, 18 banks, 13 financial investment firms,

28 insurance companies, which include 8 surety companies, 14 general and bonded warehouse companies, 6 offshore banks and 3 foreign currency exchange firms.

In Guatemala, there are currently no restrictions on foreign investment in the equity of financial institutions.

Banking System

Over the past 17 years, the Guatemalan government has enacted a number of banking regulations and decrees that, as in other countries and banking systems, have been oriented towards increasing capital and reserve requirements and adopting stronger risk assessment processes. These regulations, combined with the acquisition strategies of local and international banks, have resulted in a consolidation process in which smaller participants have been acquired by or have merged with larger banks, lowering the total number of banks in Guatemala from 31 in 2000 to 18 in 2014.

As of June 30, 2017, the Guatemalan banking system consisted of 18 banks with total assets of US$39.5 billion. The five largest banks held 81.2% of total assets, measured as a percentage of total assets: Banco Industrial (27.7%), Banco de Desarrollo Rural (20.6%), Banco G&T Continental (17.6%), Banco Agromercantil (8.1%) and Banco de América Central (7.2%).

The Guatemalan Banks and Financial Groups Law defines a financial group as “two or more legal entities that carry out financial activities, one of which must be a bank, and among which exists common control by virtue of ownership, management or common corporate image use, or the existence of common control due to an agreement among all the group entities.”

All financial groups must be organized under the common control of either a “controlling entity” specifically incorporated in Guatemala for such purpose, or a “responsible entity,” which must be a bank. Banco Industrial is the responsible entity of the financial group, which consists of Banco Industrial and its consolidated subsidiaries. As such, we are charged with the obligation of ensuring that all entities within this financial group are in compliance with the Guatemalan Banks and Financial Groups Law and other specific laws.

In order to be approved as a financial group, financial institutions must submit an application to the GSB and be issued an opinion. On the basis of this opinion, the Guatemalan Monetary Board decides whether or not to approve the formation of the group.

Offshore Entities

In order to operate in Guatemala, offshore entities must comply with the requirements specified in Article 113 of the Guatemalan Banks and Financial Groups Law, amended through Congress Decree 26-2012. Offshore entities are defined as entities dedicated primarily to financial intermediation, organized or registered under the laws of one country that perform activities mainly outside of that country. Article 113 requires offshore entities to be part of a financial group, to subject themselves to consolidated supervision, to meet the reporting requirements of the GSB and the Guatemalan Central Bank, to authorize the supervision authorities in its country of origin to share information with Guatemalan authorities, and to be authorized in home countries applying prudential standards at least as strict as those in Guatemala. Offshore entities must inform their clients in writing that deposits held by them are not covered by the Savings Protection Fund (Fondo para la Protección del Ahorro) and that such deposits are subject to the legal framework of their home countries. The minimum amount to open an account in an offshore entity is of US$10,000.00 this amount is also the minimum that has to be maintained in such account. Offshore banks must also obtain an opinion from the GSB and authorization from the Guatemalan Monetary Board.

In addition to complying with the statutory requirements mentioned above, offshore entities must comply with Ruling of Guatemalan Monetary Board number JM-43-2013, Regulation for the Authorization of Operation

of Offshore Entities, which replaced the Guatemalan Monetary Board’s resolution number JM-285-2002, and has been in effect since April 19, 2013. This regulation specifies the requirements and procedures that must be followed by an offshore bank applying to do business in Guatemala, including the kind of documentation and information that must be presented and the grounds and procedures for denying or withdrawing an application. It also regulates the currency in which offshore banks are allowed to operate, provides for control of equity requirements in accordance with applicable law and details the mechanisms for withdrawal of authorization.

As of June 30, 2017, there were 6 offshore entities authorized to operate within Guatemala. These institutions include our subsidiary, Westrust Bank (International) Limited, Occidente International Corporation, which is in the process of withdrawing of its authorization to operate in Guatemala, Mercom Bank Ltd, BAC Bank Inc., GTC Bank Inc. and Transcom Bank (Barbados) Limited.

Foreign Banks

Article 6 of the Guatemalan Banks and Financial Groups Law authorizes foreign banks to establish branches in Guatemala that are considered banks, and register representative offices solely for the promotion of business and the granting of financing in the territory of Guatemala.

Regulatory Framework of the Financial System

The Guatemalan financial system is regulated by the Guatemalan Banks and Financial Groups Law, the Guatemalan Law of Financial Supervision (Ley de Supervision Financiera), the Organic Law of the Guatemalan Central Bank and the Guatemalan Monetary Law (Ley Monetaria) (collectively, the “Financial Laws”).

In accordance with the Organic Law of the Guatemalan Central Bank, the Guatemalan Monetary Board issues regulations covering the specific operations of banking institutions and financial companies and determines how consolidated supervision is to be carried out in accordance with these regulations.

In addition, certain entities in the financial system are governed by specific financial laws. Financial Investment Firms (Sociedades Financieras Privadas) are subject to the Guatemalan Financial Investment Firms Law (Ley de Sociedades Financieras Privadas), insurance companies are governed by the Guatemalan Law on Insurance Activity, which substitutes the prior Insurance Law (Ley sobre Seguros), and bonded warehouses are regulated by the Guatemalan Bonded Warehouses Law (Ley de Almacenes Generales de Depósito).

Authorization of the Guatemalan Monetary Board is required to conduct banking and insurance activities. The Guatemalan Monetary Board, after receiving the opinion of the GSB, has the power to authorize the establishment of new banks and insurance companies, subject to the terms of applicable regulation.

Credit Card Law

The Guatemalan Congress approved Decree 7-2015 which contains the Credit Card Law (Ley de Tarjetas de Crédito) that regulates credit card operations as well as relationships among credit card issuers, operators, cardholders and affiliated establishments and mandates the Guatemalan Monetary Board to issue further regulations.

Several parties, including Contécnica, S. A. have challenged this statute before the Constitutional Court and on April 4, 2016 obtained a preliminary injunction to suspend the enforcement of the Credit Card Law until the Constitutional Court rules on the merits of the case. There is a possibility that before the final ruling is issued, a bill to introduce amendments be submitted to the Guatemalan Congress.

Other Laws

The Guatemalan Law of Free Trading of Foreign Currency (Ley de Libre Negociación de Divisas) allows for possession, purchase, sale or collection and payment of foreign currency. This law enables financial institutions to carry out operations in any foreign currency (for example, the receipt of deposits, grant credits, etc.).

The Guatemalan Banks and Financial Groups Law, the Organic Law of the Guatemalan Central Bank, the Guatemalan Law of Financial Supervision and the Guatemalan Monetary Law were approved by the Guatemalan Congress as part of a package of laws aimed at the modernization of the Guatemalan financial system. These laws were enacted as a result of recommendations in the Report of the Financial System Evaluation Program, developed jointly by the World Bank, the Inter-American Development Bank, the International Monetary Fund and the Guatemalan Monetary Board.

Our subsidiary, Banco Industrial, is a “responsible company” under the Guatemalan Bank and Financial Groups Law, and as such it must comply with Article 32 of such law, which provides, among other things, that (i) a responsible company within a financial group may not carry out operations that should be carried out by other corporations of the group, (ii) it may not have an equity participation in corporations that carry out activities different from the activities of the corporations that are members of the financial group and (iii) it must ensure that the corporations belonging to the financial group comply with their specific laws and current applicable regulation.

All Guatemalan banks must observe standards specified in the Commerce Code of Guatemala (Código de Comercio de Guatemala) governing business firms and corporations, negotiable instruments and commercial agreements. In addition, all banks must comply with Guatemalan tax law, including the Guatemalan Tax Code (Código Tributario), which regulates all matters related to the payment of taxes, the Guatemalan Income Tax Law, which provides that banks and other financial institutions (inter alia) must withhold a 10% tax on interest payments of any nature paid by such banks and financial institutions to persons or entities domiciled in Guatemala who are not subject to supervision by the GSB, and the Guatemalan Value Added Tax Law (Ley del Impuesto al Valor Agregado, or IVA), which currently imposes a 12% charge on all commercial transactions.

Insurance Regulation

The Guatemalan Law of Financial Supervision establishes that, among its other duties, the GSB is also in charge of supervising insurance companies. Decree 473, which contained the former Guatemalan insurance law, was repealed by Decree 25-2010, which contains the new Guatemalan insurance law, the Guatemalan Law on Insurance Activity. The Guatemalan Law on Insurance Activity establishes that private insurance companies of a commercial nature can only be organized as stock corporations (sociedades anónimas). An insurance company should be incorporated for an indefinite term. Insurance companies that operate in Guatemala must have a certain level of minimum paid-in capital depending on the type of insurance coverage offered. For life insurance, the minimum paid-in capital required is Q.5 million, for damages/civil liability insurance, the minimum paid-in capital required is Q.8 million, for issuance of surety bonds (seguros de caución, formerly known as fianzas mercantiles), the minimum paid-in capital required is Q.3 million, and to operate in all types of insurance, the minimum paid-in capital required is Q.13 million (US$0.7 million, US$1.1 million, US$0.4 million and US$1.7 million, respectively, as of June 30, 2017).

The Commerce Code of Guatemala mandates that at least 5% of the profits of every corporation, during any fiscal year, shall be used to create an ordinary capital reserve.

Pursuant to the Guatemalan Law on Insurance Activity, foreign insurance companies may now operate in Guatemala through the establishment of branches in the country. The GSB will calculate an insurance company’s reserves on premiums written by applying a specific method (as described in the Guatemalan Law on Insurance Activity), which takes into consideration the risk-level and type of insurance issued.

Financial System Supervision

The Guatemalan Financial Laws include important criteria from the Basel Committee on the strengthening of effective supervision of financial institutions. These criteria call for the supervising entity to have functional independence, the ability to exercise supervision on a consolidated basis and powers to identify troubled entities and, if necessary, carry out remedial measures. They also call for the inclusion of offshore banking entities in financial regulations; and the establishment of an adequate sanction standard and for review of financial information by independent external auditors.

Guatemalan Superintendency of Banks

Article 133 of the Constitution empowers the GSB to supervise financial institutions in Guatemala, including the Guatemalan Central Bank. The GSB acts under the direction of the Guatemalan Monetary Board. In addition, the GSB supervises all financial institutions and all financial groups authorized by the Guatemalan Monetary Board, including domestic banks, foreign bank branches and offshore entities, insurance companies, securities firms, entities whose business includes, but is not limited to, financial leases and factoring and other entities as stated in the law.

Duties of the Guatemalan Superintendency of Banks

The duties of the GSB are described in the Guatemalan Law of Financial Supervision and are based on the international supervision standards set forth by the Basel Committee. Its main duties include:

•	inspecting and supervising financial institutions and ensuring their compliance with their specific laws, regulations and rules and Guatemalan general legal framework;

•	ensuring that financial institutions maintain adequate liquidity and solvency such that they can carry out their activities in a timely and complete manner;

•	monitoring all sources of information within the supervised entities;

•	evaluating the policies, procedures, regulations and systems of regulated entities and ensuring that they have integral risk administration procedures;

•	issuing recommendations in such a manner that the regulated institutions can effectively identify, limit and manage the risks they take;

•	ensuring that financial institutions have sufficient reserves to cover the non-recovery risk of loans;

•	ensuring that the regulated entities provide sufficient and true information about their activities and financial positions;

•	issuing minimum standards for external auditors;

•	exchanging information with other national or international supervising entities;

•	issuing instructions to correct inadequacies or irregularities identified in its reviews;

•	imposing appropriate sanctions for non-compliance with Guatemalan financial laws and regulations; and

•	identifying activities that may be criminal in character and bringing such activities to the attention of the relevant authorities.

Oversight Activities Carried Out by Guatemalan Superintendency of Banks

The GSB appoints auditors and experts in financial supervision to carry out off-site audits of the information submitted to it by financial institutions. In addition, the GSB, taking into consideration risk parameters previously determined by the audit office, carries out on-site audits of financial institutions.

Minimum Reserve Requirements

Banking institutions are subject to a minimum reserve requirement of 14.6% over the deposits received by the institution, which must be kept in the form of immediately-available deposits with the Guatemalan Central

Bank or in cash funds held in the banking institution’s vault. To verify compliance with the regulation, banking institutions must provide the GSB with a daily report detailing the minimum reserve requirement.

Loan Loss Reserves

In accordance with limitations specified by the Guatemalan Banks and Financial Groups Law and regulations issued by the Guatemalan Monetary Board, banking institutions, financial service entities, offshore entities and other financial institutions must carry out quarterly delinquency assessments of their credit and record reserves based on estimates of non-recoverability. Banking institutions and financial corporations must provide to the GSB monthly reports concerning outstanding credits in effect and movements and appraisals of credit portfolios in accordance with criteria specified by the Guatemalan Monetary Board. Additionally, the GSB carries out on-site reviews in which it evaluates payment ability and payment fulfillment of borrowers and requests the institutions to record that necessary reserves be based on the non-payment risk.

Capital Requirements

As specified in regulations issued by the Guatemalan Monetary Board, banking institutions in Guatemala must have a minimum capital ratio of 10%. Banks must submit a weekly report to the GSB for monitoring compliance with this requirement.

Transactions with Related Parties

In its on-site reviews, the GSB verifies that financial institutions are in compliance with Guatemalan Monetary Board regulations limiting transactions between related parties. Related parties may transact business with one another provided they do so in accordance with their normal standards of business.

In particular, related parties must comply with the following:

•	the interest rate charged in financial transactions with a related party may not be lower than the weighted average charged with respect to the largest ten loans granted to non-related parties;

•	for deposits, the interest rate paid to a related party may not be higher than the weighted average paid with respect to the deposits of the ten largest non-related-party depositors;

•	the amount and terms of financing granted to a related party must be in accordance with the company’s payment capacity and under the same conditions as those granted to non-related parties;

•	any financing guarantees provided to a related party must be sufficient to provide support for payment and must be similar to requirements granted to non-related parties; and

•	any fees and charges imposed on related parties must be similar to those charged to non-related parties.

See “Related Party Transactions.”

Reports of Financial Institutions

Banking institutions must submit to the GSB the following on a weekly basis: a statement of accounting, a report setting forth values of investments, a report of asset and liability interest rates, a report concerning financial obligations of the institution and a report of foreign exchange transactions. The GSB reviews such reports as they are received.

Additionally, copies of all shareholders’ meetings minutes and board of directors’ minutes have to be sent to the GSB.

Granted Loans

Banking institutions forward on a weekly basis a written record detailing authorized credit transactions to the GSB for review.

Publication of Financial Information and of Operations

In order to keep the general public informed, financial institutions in Guatemala and the GSB must publish the following information in local newspapers:

•	On a monthly basis, banks and financial institutions are required to publish consolidated balance sheets and information regarding asset and liability interest rates. On a quarterly basis they must publish a summary of the valuation of credit assets. Financial statements must be published annually.

•	Insurance and bonding companies are required to publish quarterly financial statements.

•	On a monthly basis, the GSB is required to publish the consolidated financial statements (general balance sheet and profit and loss) of banking institutions, financial investment firms and insurance companies; the asset position of banking institutions and legal deposit in the case of financial corporations; the solvency margin of the insurance companies; fines imposed on financial institutions due to lack of compliance with current regulations; and important accounting adjustments and reclassifications required of financial institutions in audits.

Anti-Money Laundering and Counter-Terrorism Financing

Between the end of 2001 and mid-2002, new legislation was approved in Guatemala that modernized Guatemala’s legal framework in the financial sector, enhanced the powers of the regulatory and supervisory agencies, and established the legal AML framework.

The Guatemalan Anti-Money Laundering Law was enacted to prevent and control money laundering in connection with criminal activities. Issued by means of Governmental Agreement 118-2002 of the Executive Body, regulations issued by the Guatemalan President in accordance with this law went into effect on April 26, 2002. Penalties for non-compliance with anti-money laundering laws and regulations, which are set forth by the GSB in Resolution 43-2002, include fines and prison terms for bank directors or employees and the suspension or cancellation of a financial institution’s operating license.

In compliance with Article 19 of the Guatemalan Anti-Money Laundering Law, financial institutions must appoint officials in charge of monitoring the fulfillment of programs, internal procedures and obligations established in the law. Among the functions, this official must carry out the proposal of programs, regulations, proceedings and internal controls that must be adopted, developed and carried out in order to prevent the unlawful use of services and products in money laundering activities, money laundering prevention training for personnel, prepare and file reports through the Suspicious Activity Reporting System (“SARS”).

To support the fight against terrorism financing, Decree 58-2005 and Governmental Agreement 86-2006 were enacted to prevent and repress terrorism financing. Decree 58-2005 contains the Law to Prevent and Repress Terrorism Financing, which is based on the requirements and recommendations of the United Nation’s International Convention for the suppression of Terrorism Financing, the UN’s 1373 Resolution from the Security Council and the FATF 9 Special Recommendations. Approval of the Law to Prevent and Repress Terrorism Financing placed Guatemala as the first country in Central America and second in Latin America to have specific legislation concerning terrorism financing. The law provides penalties such as seizure of assets, imprisonment or imposition of fines to any director, officer, shareholder or owner of financial entities found guilty of violating it.

The agency in charge of the supervision of the financial institutions is the GSB, which initiated operations on September 2, 1946.

Intendencia de Verificación Especial

The Guatemalan Anti-Money Laundering Law also created a financial intelligence unit within the GSB named Special Verification Intendency (Intendencia de Verificación Especial). Its purpose is to monitor compliance with the Guatemalan Anti-Money Laundering Law and its regulations. The Special Verification Agency exchanges information with financial intelligence units from other countries on cases related to money laundering and/or terrorism financing; analyzes new and existing markets in order to establish patterns in money laundering and/or terrorism financing; requests and receives information related to suspicious transactions and analyzes the information obtained to confirm the existence of suspicious transactions, prepares and maintains any necessary records and statistics, imposes monetary fines for non-compliance with money laundering laws and regulations and files a claim before the appropriate authorities when there is any indication of criminal activity.

Prosecutor’s Office Against Money Laundering

The Prosecutor’s Office Against Money Laundering (Unidad Especializada Contra Lavado de Dinero u Otros Activos y Delitos Contra el Orden Tributario) is an office within the Ministerio Público of Guatemala whose purpose is to investigate money laundering related crimes and to oversee money laundering cases filed in the Guatemalan court system.

Compliance Officers in the Financial Institutions

Pursuant to the Guatemalan Anti-Money Laundering Law, financial institutions must appoint management officers to monitor compliance with anti-money laundering and anti-terrorism financing laws and regulations. These officers are responsible for:

•	proposing any programs, regulations, procedures and internal controls that must be adopted and carried out in order to prevent the unlawful use of services and products in money laundering activities and the financing of terrorism;

•	informing employees about legal and regulatory requirements as well as any existing internal procedures for the prevention and detection of money laundering and the financing of terrorism;

•	coordinating the implementation of programs, regulations and internal controls with other areas of the financial institution covered by the Anti-Money Laundering Law and the Anti-Terrorism Financing Law;

•	ensuring that all information, particularly any reports of suspicious transactions, are properly documented and forwarded to the Special Verification Agency;

•	keeping technical and legal documentation concerning the prevention and detection of money laundering and the financing of terrorism; and

•	establishing communication channels with compliance officers and organizing prevention of money laundering and terrorism financing training for personnel.

Review of Financial Institutions by External Auditors

Pursuant to Article 11 of the Regulation of the Guatemalan Anti-Money Laundering Law, which regulates certain services provided by external auditors, a financial institution must require in the servicing agreement that the external auditors issue an opinion with regards to the compliance and effectiveness of the institution’s anti-money laundering programs, regulations and procedures, as well as those related to the financing of terrorism.

Reports of Suspicious Transactions to the Special Verification Agency

Financial institutions must report financial transactions determined to be suspicious to the Special Verification Agency. Pursuant to applicable regulations, transactions are generally determined to be suspicious

(i) from an AML perspective when they do not present an evident or legal economic basis and (ii) from a CTF perspective when there is no evident lawful purpose for carrying them out or when there are indicia that financing of terrorism may be involved.

Taxation

In general, banks in Guatemala are subject to the same taxes that apply to business firms. There are, however, a few exceptions. First, the Value Added Tax (VAT) is not applicable to financial services where one of the parties is a bank. From an income tax perspective, while interest on financial transactions paid to non-bank creditors requires a 10% withholding tax (Impuesto Sobre la renta por Rentas de Capital Mobiliario), interest paid to banks is not subject to such withholding but rather it is considered as part of its ordinary income and subject to general income tax at corporate level. Furthermore, Guatemalan Income Tax Law establishes a 10% capital gains tax (Impuesto Sobre la Renta por Rentas de Ganancias de Capital). Documents used in the course of a bank’s administrative operations (such as receipts or deposit slips) are not subject to stamp tax. Lastly, although technically not a tax, banks pay a contribution to the GSB in the amount of 0.10% of their assets.

Honduras

Regulatory Framework of the Financial System

The Honduran Financial System is regulated by the Honduran Financial Institutions Law (Ley de las Instituciones del Sistema Financiero), the Honduran Financial System Regulations (Ley del Sistema Financiero), the Law of the Honduran Central Bank (Ley del Banco Central de Honduras), the Honduran Monetary Law (Ley Monetaria de Honduras) and other applicable laws and regulations (collectively, the “Honduran Financial Laws”).

In accordance with the Honduran Financial Institutions Law and the Honduran Financial System Regulations, the CNBS issues regulations covering the specific operations of banking institutions and financial companies and determines how consolidated supervision is to be carried out in accordance with these regulations.

In addition, certain entities in the financial system are governed by specific financial laws. Insurance companies are governed by the Honduran Insurance Company Law (Ley de Instituciones de Seguros y Reaseguro); credit card issuers are also governed by the Honduran Credit Card Law (Ley de Tarjetas de Crédito; and foreign exchange companies are governed by the Honduran Money Exchange Law (Ley de Casas de Cambio).

Authorization of the Honduran government is required to conduct regulated financial service activities (such as banking, insurance, credit cards, among others). The CNBS, after receiving a favorable opinion from the Honduran Central Bank, has the power to authorize the establishment of new banks and financial institutions, subject to the terms of applicable regulation.

Other Laws

The Honduran Financial Institutions Law, the Honduran Financial System Regulations, and all other applicable regulations were approved by the Honduran Congress as part of a package of laws aimed at the modernization of the Honduran financial system.

Under Honduran law, Banpaís is the responsible company in our financial group, and, as such, Banpaís must comply with Article 32 of the Honduran Financial System Regulations, which provides, among other things, that (i) a responsible company within a financial group may not carry out operations that should be carried out by other corporations of the group, (ii) the responsible company may not have an equity participation in corporations that carry out activities different from the activities of the corporations that are members of the financial group and (iii) the responsible company must ensure that the corporations belonging to the financial group comply with current applicable regulation.

All Honduran banks must observe standards specified in the Honduran Commercial Code (Código de Comercio de Honduras) governing mercantile companies, debentures and commercial agreements. In addition, all banks must comply with Honduran tax law, including the Honduran Tax Code (Código Tributario), which regulates all matters related to the payment of taxes, the Honduran Income Tax Law (Ley del Impuesto Sobre la Renta), which generally imposes a 10% withholding tax on interest or dividend payments of any nature, paid by banks and financial institutions to persons or entities not domiciled in Honduras, and the Honduran Value Added Tax Law (Ley del Impuesto sobre Ventas), which currently imposes a 15% tax on all commercial transactions, although financial services provided by banks are exempt.

Financial System Supervision

The Honduran Financial Laws establish the regulatory framework for the supervision of financial institutions. The CNBS is the supervising entity which has functional independence, the ability to exercise supervision on a consolidated basis and powers to intervene and settle distressed entities in a timely manner. The regulatory framework also governs certain offshore banking entities. In addition, the CNBS has the power to review and sanction independent external auditors of reporting entities for violation of regulations regarding the reporting of financial information.

The Honduran Banking Commission

The CNBS is responsible for overseeing the Honduran financial system, including the supervision of all authorized financial groups, including offshore banks, insurance companies, securities firms, entities whose business includes, but is not limited to, financial leases and factoring.

Duties of the Honduran Banking Commission

The duties of the CNBS are based on the international supervision standards set forth by the Basel Committee. Its main duties include:

•	inspecting and investigating financial institutions and ensuring their compliance with financial laws, regulations and rules;

•	ensuring that financial institutions maintain adequate liquidity and solvency such that they can carry out their activities in a timely and complete manner;

•	monitoring all sources of information within the supervised entities;

•	evaluating the policies, procedures, regulations and systems of regulated entities and ensuring that they have integral risk administration procedures;

•	carrying out recommendations in a manner such that the regulated institutions identify, limit and manage the risks they take;

•	ensuring that financial institutions have sufficient reserves for loan losses to cover the non-recovery risk of loans;

•	ensuring that the regulated entities provide sufficient and true information about their activities and financial positions;

•	issuing minimum standards for external auditors;

•	exchanging information with other national or international supervising entities;

•	issuing instructions to correct inadequacies or irregularities identified in its reviews;

•	imposing appropriate sanctions for non-compliance with Honduran financial laws and regulations; and

•	identifying activities that may be criminal in character and bringing them to the attention of the relevant authorities.

Oversight Activities Carried Out by the Honduran Banking Commission

The CNBS appoints auditors and experts in financial supervision to carry out off-site audits of the information submitted to it by financial institutions. In addition, the CNBS, taking into consideration risk parameters previously determined by the audit office, also carries out on-site audits of financial institutions. The following are the some of the main considerations taken into account by the CNBS in determining compliance with specific programs.

Minimum Reserve Requirements

Banking institutions are subject to a minimum reserve requirement of 12% over the deposits received by the institution in foreign currency, which must be kept in the form of immediately-available deposits with the Honduran Central Bank, plus an additional 2% that must be deposited in banks outside of Honduras with a minimum rating of “A,” along with 10% of mandatory investments. Banking institutions are subject to a minimum reserve requirement of 5% in reserves for deposits received in local currency as well as 12% of mandatory investments. Banpaís manages its liquidity on a daily basis and submits a report every 14 days to the CNBS, which verifies compliance with the regulation.

Loan Loss Reserves

In accordance with limitations issued by the CNBS, banking institutions, financial service entities, offshore entities and other financial institutions must carry out monthly delinquency assessments of their credit and record reserves based on estimates of non-recoverability. Banking and financial institutions must provide the CNBS with monthly reports concerning outstanding credits in effect and movements and appraisals of credit portfolios in accordance with criteria specified by the CNBS. In addition, the CNBS carries out on-site reviews in which it evaluates payment ability and payment fulfillment of borrowers and requests the institutions to record that necessary reserves be based on the non-payment risk.

The most recent Honduran resolutions require banking institutions to maintain 100% coverage over their NPL at all times.

Capital Requirements

As specified in regulations issued by the Honduran Central Bank and the CNBS, banking institutions in Honduras must have a minimum capital ratio of 12%. Banking institutions must submit a monthly report to the CNBS and the Honduran Central Bank for monitoring compliance with this requirement.

Transactions with Related Parties

In its on-site reviews the CNBS verifies that financial institutions are in compliance with regulations limiting transactions between related parties. Related parties may transact business with one another provided they do so in accordance with their normal standards of business. See “Related Party Transactions.”

Reports of Financial Institutions

Banking institutions must submit a report to the Honduran Central Bank detailing loans granted to related parties in amounts greater than 3% of such institution’s capital stock, and prior authorization from the Honduran Central Bank is required when such loans are to be granted in amounts equal to or greater than 3% of the institution’s capital stock.

Additionally, copies of all shareholders’ meetings minutes and board of directors’ meeting minutes must be made available to the CNBS.

Loans Granted

Banking institutions forward on a weekly basis a written record detailing authorized credit transactions to the CNBS for review.

Publication of Financial Information and of Operations

In order to keep the general public informed, banking and financial institutions in Honduras and the CNBS must publish the following information in local newspapers:

•	On a quarterly basis, banking and financial institutions are required to publish consolidated balance sheets and on a monthly basis information regarding asset and liability interest rates. On a quarterly basis they must publish a summary of the valuation of credit assets. Financial statements must be published annually.

•	Insurance and surety companies are required to publish quarterly financial statements.

•	On a monthly basis, the CNBS is required to publish the consolidated financial statements (general balance and statement of results) of banking and financial institutions and insurance companies; the asset position banking and financial institutions; the solvency margin of the insurance companies; fines imposed on financial institutions due to lack of compliance with current regulations; and important accounting adjustments and reclassifications required of financial institutions in audits.

Anti-Money Laundering and Counter-Terrorism Financing

The Honduran Anti-Money Laundering Law was enacted to prevent and control money laundering in connection with criminal activities. Regulations issued by the CNBS in accordance with this law went into effect on November 8, 2002. The law broadened the scope of money-laundering activities to include the transfer of assets obtained from arms trafficking, drugs, human and human organ trafficking, vehicle theft, kidnapping, bank fraud, terrorism and any proceeds that lacked a legal economic source.

The Honduran Anti-Money Laundering Law created the Financial Intelligence Unit (Unidad de Información Financiera) within the CNBS. On October 29, 2002, the CNBS through Resolution No.869 / 29.10.2002, CNBS Circular No.052 / 2002, issued the Regulations to Prevent and Detect the Unlawful Use of Financial Services in Money Laundering (Reglamento para la Prevención y Detección del Uso Indebido de los Servicios y Productos Financieros en el Lavado De Activos), which established the regulations, proceedings and internal controls suitable to achieve the objective of implementing know-your-customer policies and keeping updated records and reports of atypical financial transactions to prevent and detect money laundering activities.

The CNBS has developed a national network for the prevention, control and surveillance of money-laundering activities. Penalties for non-compliance with anti-money laundering laws and regulations include fines or jail time for bank directors or employees and the suspension or cancellation of a financial institution’s license. Banking and financial institutions must require that their external auditors issue an opinion with regards to the compliance and effectiveness of the institution’s anti-money laundering programs and procedures.

The Honduran Counter-Terrorism Law (Ley contra el Financiamiento de Terrorismo) was enacted to prevent the financing of terrorist activities. In addition, the Inter-Institutional Commission for the Prevention of Money Laundering and Terrorism Financing (Comisión Interinstitucional para la Prevención del Lavado de Activos y Financiamiento del Terrorismo) was created by executive decree to oversee the prevention of such activities in conjunction with resolutions issued by the United Nations, the Organization of American States and other international bodies.

On August 30, 2011, the CNBS, by means of FIU Resolution No. 1537 / 30-08-2011, CNBS Circular No. 227/2011, issued the Regulations for the Prevention and Detection of Terrorist Financing (Reglamento para la Prevención y Detección del Financiamiento del Terrorismo). Article 5 of this regulation establishes the appointment of a Compliance Officer at a managerial level with sufficient independence and autonomy to effectively coordinate the compliance and monitoring activities related to the prevention of money laundering.

Taxation

In general, banks in Honduras are subject to the same taxes that apply to business firms. There are, however, a few exceptions. First, the Value Added Tax (VAT) is not applicable to financial transactions where one of the parties is a bank. From an income tax perspective, while interest on financial transactions paid to non-bank creditors requires a 10% withholding tax, interest paid to banks is not subject to such withholding but rather it is considered as part of its ordinary income and subject to general income tax at corporate level. Furthermore, Honduran Income Tax Law establishes a 10% capital gains tax. Documents used in the course of a bank’s administrative operations (such as receipts or deposit slips) are not subject to stamp tax. Lastly, although technically not a tax, banks pay an annual contribution to the CNBS in the amount of 1.00% of their net assets and 0.25% of their deposits to the Deposit Insurance Fund (Fondo de Seguro de Depósitos).

El Salvador

Regulatory Framework of the Financial System

The structure of the Salvadoran Financial System is comprised of two autonomous governmental entities: the Salvadoran Central Bank and the SSF.

The Salvadoran Law of Regulation and Supervision of the Financial System (Ley de Supervisión y Regulación del Sistema Financiero), passed in August 2011, sought to foster the stability and development of the financial system and consolidate the previously known Superintendency of the Financial System (Superintendencia del Sistema Financiero), the Superintendency of Securities (Superintendencia de Valores), and Superintendency of Pensions (Superintendencia de Pensiones) into a single entity that would incorporate the macroeconomic and financial expertise of the Salvadoran Central Bank with the supervisory roles of the predecessor entities. This entity became the SSF.

The Salvadoran Law of Regulation and Supervision of the Financial System provides that the SSF shall supervise all the participants of the financial system and confers to the Salvadoran Central Bank the power to approve the necessary prudential legal framework.

The legal framework applies to the following supervised entities:

•	banking operations carried on by the Salvadoran Central Bank, the administration of the liquidity reserve and of its own reserves;

•	banks established in El Salvador, their offices abroad and subsidiaries; branches and offices of foreign banks established in the country;

•	corporations that under the law are members of a financial group, or that the SSF declares as such, including both controlling companies as well as member corporations;

•	entities that manage pension funds;

•	insurance companies, their offices abroad and subsidiaries; branches and offices of foreign insurance companies established in the country;

•	stock exchange companies, securities exchange brokerage firms, companies specialized in the deposit and custody of securities, statistical rating organizations, institutions that provide auxiliary services to the stock market, values appraisal companies and general and bonded warehouse companies;

•	co-operative banks, savings and loan associations, and federations regulated by the Co-operative Banks and Savings and Loan Associations Act (Ley de Bancos Cooperativos y Sociedades de Ahorro y Crédito);

•	mutual guarantee societies and its local counter-guarantees;

•	companies that provide supplementary services to the services rendered by the members of the financial system, particularly those in which they act as investors;

•	companies that manage or operate payment systems and securities settlement systems;

•	the Social Housing Trust (Fondo Social para la Vivienda) and the National Popular Housing Trust (Fondo Nacional de Vivienda Popular);

•	the State Employees Retirement System (Instituto Nacional de Pensiones de los Empleados Públicos) and the Salvadoran Institute of Social Security (Instituto Salvadoreño del Seguro Social) the latter in matters of the Public Retirement System (Sistema de Pensiones Público), the Professional Risks Regime (Régimen de Riesgos Profesionales) and the technical health reserves;

•	the Social Security Institute of the Armed Forces (Instituto de Previsión Social de la Fuerza Armada);

•	Bank for Agricultural Promotion (Banco de Fomento Agropecuario), the Mortgage Bank of El Salvador (Banco Hipotecario de El Salvador, S.A.) and the Development Bank of El Salvador (Banco de Desarrollo de El Salvador);

•	the Salvadoran Investment Corporation (Corporación Salvadoreña de Inversiones);

•	foreign currency exchange companies;

•	securitization companies;

•	all acts and regulations regarding the Deposits Insurance Institute (Instituto de Garantía de Depósitos) and the Financial Health and Strengthening Fund (Fondo de Saneamiento y Fortalecimiento Financiero);

•	brokerage houses of products and services; and

•	other entities, institutions and operations considered by law.

Anti-Money Laundering and Counter-Terrorist Financing

On December 10, 1998, Decree 498 was issued with the purpose of creating the conditions to prevent, control, monitor and sanction the laundering of money and assets in El Salvador. In addition, as of January 21, 2000, the regulations for the Salvadoran Law Against the Laundering of Money and Assets came into effect as issued by Governmental Decree No. 2 of the Executive Body. Their purpose is to establish the regulations, proceedings and internal controls required to achieve the objectives of the Salvadoran Law Against the Laundering of Money and Assets. On September 21, 2006, Decree 108 was issued with the purpose of preventing and sanctioning terrorism financing acts in El Salvador.

In compliance with Article 14 of the Salvadoran Law Against the Laundering of Money and Assets, financial institutions must appoint managerial officials who will be in charge of monitoring the fulfillment of programs, internal procedures and obligations established in such law. Among the functions this official must carry out are the proposal of programs, regulations, proceedings and internal controls that must be adopted, developed and carried out in order to prevent the unlawful use of services and products in money laundering activities and money laundering prevention training for personnel.

The agency in charge of the supervision of the financial institutions in El Salvador is the SSF. The Salvadoran Legislature approved Legislative Decree No.592 dated January 14, 2011, which is the new Law on

Regulation and Supervision of the Financial System and implemented a legal framework governing the SSF. It established the SSF as a single supervisory body, which integrates the functions of supervision of the financial system, pensions and securities, and is also responsible for overseeing and supervising the compliance with AML/CTF laws.

The oversight and supervision of compliance with AML/CTF laws is the responsibility of the SSF.

Banking Institutions

Banking institutions in El Salvador are primarily regulated by the Salvadoran Banking Law (Ley de Bancos) which became effective in October 1999. This law provides a legal framework based on international banking regulatory principles and supervision to create favorable conditions and a competitive financial system which can be integrated into global markets.

Banking Regulations

According to Salvadoran banking regulations, banking institutions must be established with no fewer than ten charter members, as fixed capital corporations, divided in nominative shares of capital stock and have the initial capital fully subscribed and paid-in.

Currently, the minimum capital requirement for the founding of a banking institution is equal to US$17,610,000, pursuant to the resolution of the SSF’s board of directors dated as of December 19, 2016. This capital requirement was approved by the SSF’s board of directors on December 12, 2014, and will be maintained until December 31, 2018. Such capital requirements are updated every two years in accordance with the Salvadoran Banking Law.

Other Laws and Applicable Regulations

To ensure a stable system, within a wide range of acts and regulations, the following are also applied to banking institutions:

•	Consumer Protection Law (Ley de Protección al Consumidor)

•	Salvadoran Law Against the Laundering of Money and Assets

•	Usury Law (Ley Contra la Usura)

•	Labor Code (Código de Trabajo)

•	Tax Laws (Leyes Tributarias)

•	Commercial Code (Código de Comercio)

•	Credit Card Law (Ley del Sistema de Tarjetas de Crédito)

•	Financial Leasing Law (Ley de Arrendamiento Financiero)

From time to time, the SSF issues regulations that may or may not be consistent with applicable accounting principles in El Salvador.

All regulations issued prior to the enactment and coming into force of the Salvadoran Law of Regulation and Supervision of the Financial System are still valid. With the goal of approving technical standards and guidelines as well as setting corresponding technical criteria for banks, once the Salvadoran Law of Regulation and Supervision of the Financial System became effective, the “Standards Committee” (Comité de Normas) within the Salvadoran Central Bank emerged as well.

The Bahamas

Banking and Supervision Regulation

In order to carry out banking business from The Bahamas, all banks must be licensed by the Central Bank of The Bahamas pursuant to The Bahamas’ Banks and Trust Companies Regulation Act (as amended) and the Central Bank of The Bahamas Act (“Bahamas Banking Law”). Our subsidiary, Westrust Bank, operates pursuant to a public banking and trust license under The Bahamas Banking Law, which permits it to conduct banking and trust business anywhere in the world but restricts activities in The Bahamas to banking and trust activities only in furtherance of the licensee’s offshore activities.

The Central Bank of The Bahamas was established in 1974 with responsibility for, among other tasks, supervising the banking and trust industry in The Bahamas.

Westrust Bank is required to provide a copy of its audited annual accounts to the Central Bank of The Bahamas and to publish the same in a local newspaper in The Bahamas within four months of the end of its fiscal year end. The Central Bank of the Bahamans has a duty to maintain a general review of banking and trust practice in The Bahamas, to carry on investigations and physical inspections to determine that each licensee is in a sound financial position, to investigate any offense against the laws of The Bahamas which it has reasonable grounds to believe has, or may have been, committed by a licensee or any of its directors or officers in their capacity as such, and to examine accounts and audited accounts forwarded to it. Violations of certain provisions of The Bahamas Banking Law are subject to administrative sanctions (including cancellation of licenses), fines and criminal penalties.

Confidentiality

Westrust Bank is subject to two confidentiality regimes applicable in The Bahamas: English common law, pursuant to which a bank is under a duty to keep its customers’ affairs confidential, and statute, whereby the Banks and Trust Companies Regulation Act (“The Bahamas Companies Act”) makes it a criminal offense, among others, to divulge certain information. Unless an exemption under The Bahamas Companies Act applies, any person in possession confidential information who divulges it is guilty of an offense and liable on conviction to a fine or a term of imprisonment.

Subject to certain exceptions, The Bahamas Companies Act is deemed to apply to all information with respect to the identity, assets, liabilities, transactions or accounts of a customer of a licensee and to any director, officer, employee, or agent of any licensee or former licensee; attorneys, consultants or auditors of the Central Bank of The Bahamas or employees or agents of any of the above; attorneys, consultants, auditors, receivers or liquidators or employees or agents of any of the above of any licensee or former licensee; auditor of any customer of any licensee or former licensee or employee or agent of such auditor; the Inspector of the Central Bank of The Bahamas; any supervisory authority (which would include a foreign entity charged with the responsibility of conducting consolidated supervisions of banking and trust business by organizations licensed in its home country), or employee, director, officer or agent of such supervisory authority.

The confidentiality provisions of The Bahamas Companies Act have no application to the seeking, divulging, or obtaining of confidential information in the following circumstances: (1) in compliance with the direction of a court of competent jurisdiction in The Bahamas; (2) for the purpose of the performance of a person’s duties or the exercise of his functions under The Bahamas Companies Act; (3) for the purpose of the performance of his duties within the scope of his employment (4) for the purpose of enabling or assisting the governor of the Bahamas Central Bank to exercise his functions under The Bahamas Companies Act; or (5) to a person with a view to the institution of, or for the purpose of (a) criminal proceedings (b) disciplinary proceedings whether within or outside The Bahamas, relating to the exercise by an attorney, auditor, accountant, appraiser or actuary of his professional duties; or (c) disciplinary proceedings relating to the discharge by a public officer or a member or employee of the Central Bank of The Bahamas of his duties.

Under Section 9 of The Bahamas Companies Act, the Inspector of the Central Bank of The Bahamas is entitled, in the performance of his functions under The Bahamas Companies Act (which include a duty of general supervision of banking and trust practices in The Bahamas and the assisting in the investigation of any offense against the laws of The Bahamas which it has reasonable grounds to believe has or may have been committed by a bank or by any of its directors or officers in such capacity), at all reasonable times, to have access to such books, records, vouchers, documents, cash and securities of any bank; (b) to request any information or explanation from the manager of any licensee; and (c) to call upon the auditors for any licensee for its reports, working papers information or explanation and to require the auditor to report to the Inspector or to require the auditor to make a particular examination relating to the adequacy of the procedures adopted by a licensee.

Anti-Money Laundering

In 2000, the government of The Bahamas reviewed the financial system legislation in order to promote new laws. These new laws provide a better and more complete supervision of financial institutions, and at the same time establish a more coordinated and deterrent system against money laundering and other criminal acts in the financial sector.

The laws increase the capabilities of the governor of the Central Bank of the Bahamas to issue and revoke licenses and permits, promote sharing information with other regulators as a supervision measurement, update banking supervision, including, but not limiting to, on-site inspections of banks and fiduciary societies, as well as inspections of international approved supervision authorities, revise know your client (“KYC”) requirements and suspicious and unusual transactions reports, establish a Financial Intelligence Unit, introduce a licensing system for the providers of financial and commercial services, such as lawyers, accountants, and management companies and abolish all bearer shares of the international business companies in the Bahamas.

At the end of 2003, the government of The Bahamas adopted a series of amendments to the Law of Financial Transactions Information and the Financial Transactions Report, which served as a basis for the financial institutions that pursue a due diligence approach based on risk measures and anti-money laundering procedures. The amendments align the Bahamas KYC regime with FATF, and the recommendations issued in June 2003 by the FATF were reviewed, with a special focus on the application of a risk rating framework to evaluate the risk of money laundering.

In 2004 the Parliament enacted the Anti-Terrorism Law, which included various recommendations by the FATF. Aside from defining terrorism crime and typifying financial terrorism as a crime, the law mandates the seizure and confiscation of terrorist assets and the submission of reports of suspicious transactions related to the financing of terrorism and strengthens existing mechanisms for the cooperation between The Bahamas and other countries.

MANAGEMENT

General

Our business and affairs are managed by our board of directors in accordance with our articles of incorporation and Panamanian corporate law. Our articles of incorporation provide that our board of directors will be comprised of no fewer than nine and no more than 12 directors. Our board of directors is comprised of ten directors and their alternates, of which three are independent directors. As of the date hereof, we have ten directors, of which three are independent directors. The term of our current board of directors will expire on May 19, 2018.

If a director resigns or otherwise becomes unable to continue with his or her duties, a majority at a shareholders’ meeting may appoint another person to serve as director for the remaining term.

Our board of directors may set up specialized committees to analyze specific issues and advise the board of directors on those issues, in addition to those committees established in our articles of incorporation. Except for our executive committee, see “—Board Committees—Executive Committee,” the committees are advisory bodies only and decision-making remains the responsibility of the board of directors. Our articles of incorporation and the board of directors determine the terms of reference of each committee with respect to the organization, procedures, policies and activities of the committee.

Our board of directors meets at least quarterly and when called by the Chairman, Vice-Chairman or any two directors. Resolutions must be adopted by a majority of the directors present at the meeting; for a meeting to be valid, at least 50% of the members of the board of directors have to be present.

Additionally, each of our principal subsidiaries is managed by a board of directors pursuant to its governing documents and applicable local law and regulations. In certain instances, members of our board of directors and our executive officers may also serve on the boards of directors or board committees of our subsidiaries, such as the members of our executive committee that also constitute the management board of Banco Industrial.

Board of Directors

Our current board of directors consists of ten members, three of whom are independent under our articles of incorporation and pursuant to NYSE standards. The following table sets forth the composition of the board of directors as of the date of this prospectus. Our board of directors meets at least four times a year and the business address of our directors is Samuel Lewis Avenue and 57th Street, Obarrio, Panama City, Panama.

Name of Director	Age	Position
Juan Miguel Torrebiarte Lantzendorffer	75	Chairman
Julio Ramiro Castillo Arévalo	54	Vice-Chairman
Federico Köng Vielman	75	Director
José Antonio Arzú Tinoco	53	Director
Juan Alfonso Solares Camacho	54	Director
Luis Andrés Gabriel Bouscayrol	35	Director
Tomás José Rodríguez Schlesinger	53	Director
José Santiago Molina Calderón	76	Independent Director*
Francisco Roberto Gutiérrez Martínez	73	Independent Director*
Ricardo Emilio Molina Barascout	64	Independent Director*
Guillermo Arias Millelot	85	Alternate Director for Mr. Torrebiarte
Juan Luis Bosch Gutierrez	65	Alternate Director for Mr. Castillo
Jose Andrés Castillo Arenales	52	Alternate Director for Mr. Köng
Jose Roberto Bouscayrol Lemus	76	Alternate Director for Mr. Arzú

Name of Director	Age	Position
Eduardo Antonio Herrera Alvarado	73	Alternate Director for Mr. Solares
Ernesto José Viteri Arriola	62	Alternate Director for Mr. Gabriel
Juan Antonio Godoy Barrios	50	Alternate Director for Mr. Rodríguez
Mario Alberto García Lara	52	Alternate Independent Director* for Mr. Molina
Raúl Andrés Olivero Arroyo	63	Alternate Independent Director* for Mr. Gutierrez
Jorge Rolando Barrios	69	Alternate Independent Director* for Mr. Molina Barascout

*	For more information on director independence, see “Description of Share Capital and Articles of Incorporation—Election of Directors.” For information on share ownership of our directors, see “Principal Shareholders.”

Juan Miguel Torrebiarte Lantzendorffer has served as our Chairman since our formation; he is also member of the board of directors of Banco Industrial, Seguros El Roble, Banpaís, Seguros del Pais, BI El Salvador and BiBank. Mr. Torrebiarte is an entrepreneur and a former president of the Guatemalan Industrial Chamber. He previously served on the board of Cementos Progreso S.A. He holds a Bachelor’s degree in Economics from the Universidad de San Carlos de Guatemala.

Julio Ramiro Castillo Arévalo has served as one of our directors since our formation; he is also a member of the board of directors of Banco Industrial, Seguros El Roble, Banpaís, Seguros del Pais, BI El Salvador and BiBank. Mr. Castillo is an entrepreneur and is currently a board member of various licensed automobile and motorcycle dealerships in Guatemala, such as Honda and Fahonda S.A. He is also active in the real estate development industry. Mr. Castillo holds a bachelor’s degree in Business Administration from Universidad Mariano Galvez.

Federico KöngVielman has served as one of our directors since 2013; he is also a member of the board of directors of Banco Industrial. Mr. Köng is a businessman and is currently the director and manager of several corporations in the edible oils, fat and soap industries in Central America and Mexico. He holds a degree in Chemical Engineering from the Catholic University of America in Washington, D.C.

José Antonio Arzú Tinoco has served as one of our directors since 2009 and is also member of the board of Banco Industrial, Banpaís, Seguros del Pais, BI El Salvador and BiBank. Mr. Arzú is an advisor for several companies in the retail and commercial real estate industry. Mr. Arzú studied Business Administration at Universidad Francisco Marroquín.

Juan Alfonso Solares Camacho has served as one of our directors since 2014; he is also a member of the board of directors of Banco Industrial. Mr. Solares is a businessman and the chairman of the board of directors of Laboratorios Químicos Farmacéuticos Lancasco S.A. He is also a former member of the board of directors of the Guatemalan Industrial Chamber and a non-practicing partner of Consortium Legal, counsel for the underwriters. Mr. Solares holds an Attorney at Law degree from Universidad Marroquín and a Master in Business Administration degree from the Sloan School of Management, Massachusetts Institute of Technology.

Luis Andrés Gabriel Bouscayrol has served as one of our directors since 2017 and is also member of the board of directors of Banco Industrial. He is a manager in Transformadora Metalúrgica S.A, a construction materials company, and in GB Inversiones Inmobiliarias, a real estate company. Mr. Gabriel holds a Master in Business Administration degree from the ESADE Business School (Spain) and Adolfo Ibañez School of Management (Chile).

Tomás José Rodríguez Schlesinger has served as one of our directors since 2006 and is also member of the board of directors of Banco Industrial, Banpaís, Seguros del Pais, BI El Salvador and BiBank. He is a businessman and currently CEO of Distribuidora Electrónica, S.A., a leading distributor and retailer of consumer electronics and appliances in Guatemala, and the exclusive distributor of the SONY brand products in Guatemala. He holds a B.A. in Artificial Intelligence from the University of Pennsylvania and a Master’s degree in Business Administration from Georgetown University.

José Santiago Molina Calderón has served as an independent director since 2008. Mr. Molina has served on the board of directors of several companies, including Azucarera Guatemalteca and S.A.,Bolsa de Valores Nacional S.A. He is the former chief executive officer, chairman and director of Ingenio La Unión S.A. (sugar industry) and is also former director of the steering council at Universidad del Istmo. Mr. Molina holds a Bachelor’s degree in Economics from the Universidad San Carlos de Guatemala.

Francisco Roberto Gutiérrez Martínez has served as an independent director since 2013. Mr. Gutiérrez has served, in the last seven years, as CEO of Gutiérrez y Cía S.A. (a commercial enterprise located in Quetzaltenango) and president of the Board of FUNDAP (a social economic Foundation). Mr. Gutiérrez is also president of the board of the National Network of Promotion Groups (institutions that promote employment and business opportunities). Mr. Gutiérrez is a chemical engineer, with a degree in Business Administration and a Ph.D. in Sociology and Political Science from Universidad de Salamanca, Spain.

Ricardo Emilio Molina Barascout has served as an independent director since May 2015. Mr. Molina has been an independent business consultant since 2013. He was an audit partner of PricewaterhouseCoopers until 2013 and previously served as a chief financial officer of Kellogg’s de Centroamérica, S.A. Mr. Molina holds a B.S. in Accounting and Auditing from Universidad Rafael Landivar.

Guillermo Arias Millelot has served as one of our alternate directors since 2016. He is an attorney and notary public. He holds a law degree from San Carlos University in Guatemala.

Juan Luis Bosch Gutiérrez has served as one of our alternate directors since our formation. Mr. Bosch is an industrialist and a former president of the board of directors of the Guatemalan Chamber of Industry. Currently, he serves as board member in various companies of Corporación Multi-inversiones, a corporation that serves the food, restaurant, real estate and energy industries in Guatemala and other countries in Central America. He is a former president of the Coordinating Committee of the Agricultural, Commercial, Industrial and Financial Associations (CACIF) of Guatemala. Mr.Bosch Gutierrez studied mechanical engineering at Universidad Rafael Landívar.

Jose Andrés Castillo Arenales has served as one of our alternate directors since our formation. Mr. Castillo is an industrialist and is currently a director of the board of directors of Continental Motores S.A. (Volkswagen distributor in Guatemala) and of La Panería S.A., a corporation in the Guatemalan food industry. He holds a law degree from Universidad Francisco Marroquín in Guatemala.

José Roberto Bouscayrol Lemus has served as one of our alternate directors since our formation. Mr. Bouscayrol is an industrialist and is currently the president of Repinsa, S.A, a company in the food and pharmaceutical industry in Guatemala, and a director of Grupo Hoteles Camino Real (hotels industry). He holds a Bachelor’s degree in Business Administration from the Menlo School of Business.

Eduardo Antonio Herrera Alvarado has served as one of our alternate director since 2016. Mr. Herrera is currently a director in Naturalisimo S.A. (food and beverages industry), where he also is a founder. He holds a degree in Civil Engineering from the University of San Carlos in Guatemala.

Ernesto José Viteri Arriola has served as one of our alternate directors since our formation. Mr. Viteri is a partner of the law firm Viteri &Viteri. He holds a law degree from Universidad Rafael Landivar and a Master of Laws Degree in Comparative Jurisprudence from New York University.

Juan Antonio Godoy Barrios has served as one of our alternate directors since April 2, 2008. Mr. Godoy is an industrialist and is currently the chief executive officer of Inmobiliara Godoy S.A. and Farmacias Godoy S.A in the real estate and pharmaceutical industries, respectively. Mr. Godoy holds a degree in Industrial Engineering from the Universidad Rafael Landívar and a Master’s degree in Family Education and Counseling from the University Complutense of Madrid.

Mario Alberto García Lara has served as an alternate independent director since May 2015. Mr. García was a partner of Consultores para el Desarrollo, S.A., an economics consulting firm until May 2015; he is also a former vice-chairman of the Monetary Board and the Bank of Guatemala, where he also served as economic department chief, technical board coordinator and economic studies director. Mr. García holds a Bachelor’s degree in Economics from Universidad Rafael Landivar and a Master in Economic Policy from the University of Illinois.

Raul Andrés Olivero Arroyo has served as an alternate independent director since May 2015. Mr. Olivero has been a founding partner of the law firm Bufete Olivero since 1988. He is also a frequent consultant for major companies, associations and private foundations in Guatemala. Mr. Olivero holds a law degree from Universidad Francisco Marroquin.

Jorge Rolando Barrios has served as an alternate independent director since May 2017. Mr. Barrios is a partner of the law firm Bonilla, Montano, Toriello & Barrios. He is a member of the Arbitration Panel of the Arbitration and Conciliation Center of the Chamber of Commerce in Guatemala. Mr. Barrios holds a law degree from San Carlos University of Guatemala.

Executive Officers

The following table sets forth the information concerning our executive officers:

Name	Age	Position
Diego Pulido Aragón	72	Chief Executive Officer
Luis Fernando Prado Ortíz	46	International Division Manager
Luis Rolando Lara Grojec	52	Corporate Banking Division Manager
Edgar René Chavarría Soria	53	Retail Banking Division Manager
Juan Carlos Martínez Noack	51	Technology Division Manager
Edgar Abel Girón Monzón	58	Internal Control Division Manager
Ricardo Elías Fernández Ericastilla	45	Operations Division Manager*
Yazmin Ponce Campbell	61	Administrative Manager

*	Mr. Fernández serves as our principal financial and accounting officer.

Our executive officers have between 15 to 47 years of experience in the banking industry. The business address of our executive officers is Samuel Lewis Avenue and 57th Street, Obarrio, Panama City, Panama.

Diego Pulido Aragón has served as our Chief Executive Officer since our incorporation. He has worked for Banco Industrial for 43 years, during which he has held several management positions within Banco Industrial. Since May 1998, Mr. Pulido has served as President and Chief Executive Officer of Banco Industrial, as well as a director of Seguros El Roble, Visanet, Prefiero, Almacenadora Integrada, Westrust Bank and Financiera Industrial. Mr. Pulido holds a Master’s degree in Business Administration from Instituto Centroamericano de Administración de Empresas (“INCAE Business School”).

Luis Fernando Prado Ortíz has served as our International Division Manager since our incorporation. He has worked for Banco Industrial for 22 years, during which he has held positions such as Manager of Serminsa, retail banking manager, Manager of the International Division and General Manager of Westrust Bank. Mr. Prado holds a Master’s in Business Administration degree from INCAE Business School.

Luis Rolando Lara Grojec has served as our Corporate Banking Division Manager since our incorporation, and also serves as Corporate Banking Division Manager of Banco Industrial. He has worked for Banco Industrial for 24 years, during which he has held positions such as Project Manager, General Director of Mercado de Transacciones S.A. and Assistant to the General Director. Mr. Lara is currently a member of the Guatemala Monetary Board and previously served as chairman of the board of directors of the Banking Association of

Guatemala and chairman of the board of directors of the Guatemalan Stock Exchange (Bolsa Nacional de Valores de Guatemala). Mr. Lara holds a Master’s in Business Administration degree from INCAE Business School.

Edgar René Chavarría Soria has served as our Retail Banking Division Manager since our incorporation and also serves as Retail Banking Division Manager of Banco Industrial. He has worked for Banco Industrial for 25 years, during which he has held positions as Manager of Almacenadora Integrada S.A., Brokerage Firm Manager, Manager of Mercado de Transacciones S.A., Customer Relations Manager, Assistant to the General Manager and Financial Division Manager. Mr. Chavarría holds a Master’s degree in Business Administration from INCAE Business School.

Juan Carlos Martínez Noack has served as our Technology Division Manager since our incorporation and also serves as the Technology Division Manager of Banco Industrial. He has worked for Banco Industrial for 23 years, during which he has held several management positions within the bank including General Manager of Contecnica and Assistant to the General Manager. Mr. Martínez holds a Master’s degree in Business Administration from INCAE Business School.

Edgar Abel Girón Monzón has served as our Internal Control Division Manager since our incorporation and also serves as the Internal Control Division Manager of Banco Industrial. He has worked for Banco Industrial for 32 years, during which he has held several management positions including General Coordinator of External Auditing, Assistant to the Corporate Operations Management Area, Financial Manager of Contecnica and Assistant General Manager. Mr. Girón holds a Masters in Business Administrationfrom Escuela Superior de Economía y Administración de Empresa or ESEADE, Universidad Francisco Marroquín.

Ricardo Elías Fernández Ericastilla has served as our Operations Division Manager since our incorporation and also serves as Operations Division Manager of Banco Industrial. He has worked for Banco Industrial for 18 years, during which he has held such positions as Manager of the Mortgage Loans Department, Manager of Almacenadora Integrada and Manager of Contecnica. Mr. Fernández holds a Master’s degree in Business Administration from INCAE Business School.

Yazmin Ponce Campbell has served as our Administrative Manager since November 2012. She has worked for Banco Industrial Corporation since August 2001, during which she has held such positions as Development Business Manager for Banco Industrial and General Manager for Confiansa, our insurance brokerage company. Miss Ponce holds a Master’s degree in Business Administration from INCAE Business School.

The following table sets forth the information concerning the Chief Executive Officers of our principal banking subsidiaries:

Name	Age	Position
Diego Pulido Aragón	72	Chief Executive Officer of Banco Industrial
María del Rosario Selman-Housein López	48	Chief Executive Officer of Banpaís
María Alicia Mayorga de Pérez Avila	52	Chief Executive Officer of BI El Salvador

Diego Pulido Aragón. See “—Executive Officers” above.

María del Rosario Selman-Housein López has served as Chief Executive Officer for Banpaís since 2008. She previously worked for Banco Cuscatlan for 14 years most recently as General Manager for Banco Cuscatlan de Honduras, S.A. Ms. Selman-Housein has a law degree with a minor in Commercial Law from the Universidad Nacional Autónoma de Honduras and a Masters in International Business and Marketing from Universidad Tecnologica Centroamericana.

María Alicia Mayorga de Pérez Avila has been the Chief Executive Office of BI El Salvador since its incorporation. She holds an Executive MBA from INCAE and a Bachelor’s degree in Business Administration.

Board Committees

Our articles of incorporation provide for an executive committee, an audit committee and a corporate practices committee, as described below. In addition, our articles of incorporation establish that our board of directors may set up specialized committees to analyze specific issues and advise the board of directors on those issues. Each committee must be comprised of three or more directors.

We also benefit from the expertise of the committees established by the boards of directors of our subsidiaries, including risk management, credit, compliance, technology, ethics, business continuity, corporate governance, assets and liabilities, and strategic planning.

Executive Committee

Our executive committee is comprised of no fewer than seven and no more than nine members and their respective alternate members, as designated by our board of directors. Currently, the executive committee has seven members and none of its members are independent directors.

Our articles of incorporation have delegated and our board of directors may delegate certain of its powers to the executive committee. Consequently, our executive committee makes decisions on matters that ordinarily would be resolved by our board of directors. The executive committee has substantially the same duties and authority as our board of directors, except for certain provisions expressly contemplated in our articles of incorporation, for instance: the selection of its own members and the members of the our Audit and Corporate Practices Committee and other duties reserved for the Board of Directors that because of their nature must be fulfilled by the them in order to guarantee the good corporate governance of our company, see “Description of Share Capital and Articles of Incorporation—Authority of Our Board of Directors.”

Our executive committee will set, from time to time, a calendar of meetings. In addition to to such scheduled meetings, our executive committee shall meet when summoned by the President of our executive committee, at least two members of our executive committee, our Chief Executive Officer or our external auditor. In addition, because some of the board of directors of our subsidiaries, such as Banco Industrial, are comprised of certain of the same members as our executive committee, members of our executive committee meet more frequently to discuss the operations of our subsidiaries.

The following table sets forth our executive committee members and their alternates.

Name of Director	Age	Position
Juan Miguel Torrebiarte Lantzendorffer	75	President
Julio Ramiro Castillo Arevalo	54	Vice-President
Federico Köng Vielman	75	Director
José Antonio Arzú Tinoco	53	Director
Juan Alfonso Solares Camacho	54	Director
Luis Andrés Gabriel Bouscayrol	35	Director
Tomás José Rodríguez Schlesinger	53	Director
Guillermo Arias Millelot	85	Alternate Director for Mr. Torrebiarte
Juan Luis Bosch Gutierrez	65	Alternate Director for Mr. Castillo
Jose Andrés Castillo Arenales	52	Alternate Director for Mr. Köng
Jose Roberto Bouscayrol Lemus	76	Alternate Director for Mr. Arzú
Eduardo Antonio Herrera Alvarado	73	Alternate Director for Mr. Solares
Ernesto José Viteri Arriola	62	Alternate Director for Mr. Gabriel
Juan Antonio Godoy Barrios	50	Alternate Director for Mr. Rodríguez

Audit Committee

Our audit committee is comprised of no fewer than three independent members designated by our board of directors, who are independent under NYSE standards. The Chairman of this committee may only be appointed or removed by a resolution passed at our general ordinary shareholders’ meeting.

Our audit committee is responsible for:

•	giving its opinion to our board of directors about the audit process and any issues arising under applicable law;

•	designation, compensation, retention and supervision of services performed by our external auditors;

•	discussing the financial statements with the persons responsible for their preparation and advising our board of directors on their approval;

•	informing our board of directors about issues that internal control systems and local audit teams identify;

•	requesting opinions of external experts for the adequate functioning of the committee;

•	investigating possible non-compliance;

•	requesting periodical meetings with relevant executives; and

•	informing our board of directors of any irregularities detected.

The following table sets forth our audit committee members.

Name of member	Name of alternate member
Ricardo Emilio Molina Barascout	Jorge Rolando Barrios
Francisco Roberto Gutiérrez Martínez	Mario Alberto García Lara
José Santiago Molina Calderón	Raul Andrés Olivero Arroyo

Ricardo Emilio Molina Barascout is a financial expert in accordance with NYSE rules and independent under NYSE standards.

Our audit committee meets at least once every 90 days, but it can also meet more frequently on recommendation by the Chairman of our board of directors or our Chief Executive Officer or the internal auditor.

Corporate Practices Committee

Our corporate practices committee is comprised of no fewer than three members designated by our board of directors. The Chairman of our corporate practices committee may only be appointed or removed by a resolution passed at a general ordinary shareholders’ meeting.

Our corporate practices committee is responsible for:

•	giving opinions to the board of directors with respect to management practices and operations;

•	requesting and obtaining opinions from independent third-party experts;

•	calling shareholders’ meetings;

•	providing assistance to the board of directors in the preparation of annual reports; and

•	submitting an annual report to the board of directors.

The following table sets forth our corporate practices committee members.

Name of member	Name of alternate member
José Santiago Molina Calderón	Francisco Roberto Gutiérrez Martínez
Mario Alberto García Lara	Ricardo Emilio Molina Barascout
Raúl Andrés Olivero Arroyo	Jorge Rolando Barrios

Our corporate practices committee meets at least once every 90 days, but it can also meet more frequently and on recommendation by our board of directors or our Chief Executive Officer or the internal auditor.

Subsidiary Committees

Our principal banking subsidiaries have established the committees they deem necessary, in accordance with their governing documents. We benefit from the expertise of all these committees.

Our banking subsidiaries’ risk management committees are generally responsible for:

•	establishing methods to identify, monitor and control risks to which they are exposed;

•	approving models, guidelines and scenarios for quantifying and controlling such risks;

•	periodically reviewing and proposing administrative policies to monitor and control risk to be followed by personnel;

•	approving new product offerings after evaluating associated risks; and

•	observing compliance with regulation in risk detection, risk monitoring and risk control areas.

Our banking subsidiaries’ credit committees are generally responsible for:

•	monitoring and proposing necessary controls for credit risk management;

•	approving credits based on the limits authorized by our executive committee; and

•	regularly proposing and reviewing our lending policies.

Our banking subsidiaries’ compliance committees are generally responsible for:

•	knowing and supervising the elaboration, observance and implementation of the compliance activities;

•	facilitating the activities and necessary resources to provide the organization an integral and effective system for the prevention and detection of illegal activities;

•	knowing and detecting all aspects related to the prevention and detection of unusual and suspicious transactions, derived from money laundering or other activities classified as such (for example: terrorism, transport of money, etc.) and training of employees to strengthen their abilities to detect illegal activities;

•	ensuring the disclosure of the policies and procedures related to the KYC and due diligence requirements; and

•	making recommendations for the strengthening of work for prevention and early detection of suspicious activities.

Compensation

Our articles of incorporation provide that our shareholders are responsible for determining the compensation to be paid to our board of directors at the first annual shareholders’ meeting of every calendar year.

At our Ordinary Shareholders’ Meeting held on May 25, 2015, our shareholders approved director compensation equal to (i) fees of US$1,000 for directors (US$2,500 for independent directors) and US$500 for alternates for attending each meeting of our board of directors; and (ii) 6% of the profit for the year (under IFRS) for the period from April 1, 2015 to March 31, 2016 for directors who were members of the executive committee (the Chairman of the executive committee will receive 1.5% of the profit for the year and 4.5% of the profit for the year will be divided among the other members of the executive committee) for their key involvement in the strategic direction of our business. The percentage paid to our directors who are members of our executive committee was reduced upon the recommendation of our board of directors from 8% of our net income (under Guatemalan GAAP) for the period from April 1, 2014 to March 31, 2015. We anticipate maintaining compensation at the new lower level going forward.

Under Panamanian law, we are not required to publish information regarding the compensation of our individual executive officers, and we do not make this information public. The aggregate amount of compensation, inclusive of bonuses, that we paid to directors, alternate directors and senior executive officers was US$23,695,172.40 for the year ended March 31, 2017, of which US$14,815,009.83 was paid to members of our board of directors and US$8,880,162.58 was paid to our senior executive officers, and US$5,472,592.85 for the three-month period ended June 30, 2017, of which US$ 3,474,864.34 corresponded to members of our board of directors and US$1,997,728.51 was paid to the our senior executive officers. We pay bonuses to our senior executive officers that vary according to our financial condition and results of operations.

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of Bicapital.

Share Ownership

For a summary of the shares held by our directors and executive officers, see “Principal Shareholders.”

Historically, a significant amount of our shareholders have granted powers of attorney to our directors and officers for the purpose of voting the corresponding shares at the relevant general annual shareholders’ meeting. As a group, as of our 2017 shareholders’ meeting, the non-independent members of our board of directors may have been deemed to beneficially own approximately 62.84% of our outstanding shares of common stock; non-independent members of the board beneficially owned 12.46% of our outstanding shares of common stock and may have been deemed to be the beneficial owners of an additional 50.38% of our outstanding shares of common stock by means of shareholder grants of powers of attorney. This entitles them, among other things, to significantly influence the outcome of most actions requiring shareholder approval or participation, including election of the board of directors, corporate reorganizations, dispositions and the timing and payment of any future dividends. See “Risk Factors—The interests of the non-independent members of our board of directors, who as a group may have been deemed to beneficially own approximately 62.84% of our common stock as of our 2017 shareholders’ meeting, may conflict with those of other shareholders.”

As of June 30, 2017, we had 16,270 outstanding non-voting preferred shares. Of these, 1,750 shares, or 14.18%, were owned by our directors and executive officers.

Executive Long-Term Incentive Plan

We have not adopted a definitive executive long-term incentive plan. Following the consummation of the offering, however, our board of directors may consider alternatives for the implementation of an executive long-term incentive plan, subject to the necessary approvals.

Neither we nor our subsidiaries set aside any amounts to provide pension, retirement or similar benefits to our directors or members of our administrative, supervisory or management.

We do not have, and have not had in the past, any share option plans.

Corporate Governance

As a foreign private issuer, we are subject to different corporate governance requirements than those followed by a U.S. company with shares listed on the NYSE that follow NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow their home country corporate governance standards.

Because we are not subject to Panamanian securities laws as we have not offered any securities in Panama and because general corporate law in Panama does not impose any meaningful restrictions on our corporate governance, a comparison to Panamanian corporate governance practices is not applicable. Additionally, we have adopted a set of additional corporate governance guidelines as contemplated by the U.S. Sarbanes-Oxley Act of 2002 and our articles of incorporation, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	an audit committee; and

•	a code of business conduct and ethics.

The following is a comparison between our corporate governance policies and those of the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. A majority of the board of directors must be independent, except in the case of a “controlled” issuer. §303A.01 of the NYSE Listed Company Manual

Our articles of incorporation provide that a minimum of three members of our board of directors will be independent. Currently, our board of directors is composed of ten members.

The criteria for determining independence under our articles of incorporation has been defined in accordance with Rule 10A-3 under the Exchange Act and the NYSE Listed Company Manual.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our articles of incorporation and applicable laws non-management directors are not required to meet in executive sessions without management.

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and §303A.06 of the NYSE Listed Company Manual	We are in compliance with Rule 10A-3 under the Exchange Act and the NYSE Listed Company Manual.

NYSE Standards	Our Corporate Governance Practices
Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee consists of three independent members and its responsibilities are set forth in our articles of incorporation. On May 25, 2015, our shareholders’ meeting approved an amendment to our articles of incorporation pursuant to which our audit committee is required to comply with §303A.07 of the NYSE Listed Company Manual, therefore, our audit committee is comprised of three members who are financially literate and at least one of whom is a financial expert.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms that it deems fit.

Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We do not have a compensation committee. Our board of directors may establish a compensation committee in the future on the terms it deems appropriate.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual

We have adopted a code of business conduct and ethics and our board of directors has the obligation to verify compliance with the provisions of such code.

Prior to the listing of our common shares on NYSE, we will amend our code of business conduct and ethics to reflect NYSE requirements, including the obligation to disclose any waiver granted to other directors or executive officers. We expect that our code of business conduct and ethics will be applicable to all of our employees and directors. Following the completion of the global offering, the code of conduct will be available on our website.

We expect that any amendments to our code of business conduct and ethics, or any waivers of its requirements, will be disclosed on our website.

Internal Auditor

As the Guatemalan Banks and Financial Groups Law requires that banks and companies that are part of financial groups have adequate internal controls with a clear assignment of duties and responsibilities, our principal banking subsidiaries have such systems in place.

Our current internal auditor is Fredy Estuardo Navichoque Oliveros, who reports to the Internal Control Division Manager.

Independent Auditor

Pursuant to Panamanian law, an independent statutory auditor is appointed by shareholders at the general shareholders’ meeting for a period of one year. The statutory auditor reports to the shareholders.

The main responsibilities of the statutory auditor are the following:

•	oversee management’s activities and review our general balance and other accounting statements in order to ensure their veracity and reasonable precision;

•	verify that the accounting practices comply with local legislation; and

•	cause management to provide reports regarding our business and operations.

On March 16, 2015, our audit committee appointed KPMG in connection with our adoption of IFRS as our independent registered public accounting firm for the audit of Bicapital and our subsidiaries for the years ended March 31, 2017, March 31, 2016 and March 31, 2015.

PRINCIPAL SHAREHOLDERS

Share Ownership

The table below sets forth information regarding the number of shares of common stock issued by us and directly held, as of June 30, 2017, by (i) our directors and executive officers as a group; (ii) each of our directors and executive officers; and (iii) each person known to us to beneficially own 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Historically, each year, a significant amount of our shareholders, for convenience purposes, have granted powers of attorney to the members of our board of directors and some of our executive officers to be represented at the annual general ordinary shareholders’ meetings. These powers of attorney are granted only for the purpose of voting the corresponding shares at the relevant annual general ordinary shareholders’ meeting and the number of shares that each member of the board of directors and each executive officer represents varies significantly from year to year. The table below excludes certain shares for which directors and executive officers were granted powers of attorney to represent such shares at our shareholders’ meeting held in May of 2017. The relevant shares voted by means of power of attorney at that shareholders’ meeting are reflected in the footnotes to the table below.

	Before the offering				After the offering
	Shares of common stock	%	Total number of shares*	%	Shares of common stock	%	Total number of shares	%
Directors
Federico Köng Vielman(1)	3,248,925	2.86%	3,248,925	2.86%
Jose Antonio Arzú Tinoco(2)	2,513,064	2.21%	2,513,064	2.21%
Juan Miguel Torrebiarte Lantzendorffer(3)	1,779,865	1.65%	1,779,915	1.65%
Juan Luis Bosch Gutierrez	1,677,991	1.48%	1,677,991	1.48%
Juan Alfonso Solares Camacho	1,610,971	1.42%	1,610,971	1.42%
Tomás José Rodríguez Schlesinger(4)	1,208,891	1.06%	1,208,891	1.06%
Luis Andrés Gabriel Bouscayrol(5)	**	**	***	***
José Andrés Castillo Arenales(6)	**	**	***	***
Jose Roberto Bouscayrol Lemus	**	**	***	***
Ernesto José Viteri Arriola(7)	**	**	***	***
Juan Antonio Godoy Barrios(8)	**	**	***	***
Julio Ramiro Castillo Arevalo(9)	**	**	***	***
Eduardo Antonio Herrera Alvarado(10)	**	**	***	***
Guillermo Arias Millelot(11)	**	**	***	***

Total Directors	14,176,806	12.46%	14,177,716	12.46%

Executive Officers
Diego Pulido Aragón(12)	**	**	***	***
Luis Fernando Prado Ortiz(13)	**	**	***	***
Luis Rolando Lara Grojec(14)	**	**	***	***
Edgar Rene Chavarría Soria	**	**	***	***
Hermann Federico Girón Délery(15)	**	**	***	***
Juan Carlos Martinez Noack(16)	**	**	***	***
Edgar Abel Girón Monzón(17)	**	**	***	***
Ricardo Elías Fernández Ericastilla(18)	**	**	***	***

Total Executive Officers	1,328,775	1.17%	1,329,615	1.17%

	Before the offering				After the offering
	Shares of common stock	%	Total number of shares*	%	Shares of common stock	%	Total number of shares	%
Beneficial Owners above 5%
José Luis Gabriel Abularach(19)	8,158,917	7.17%	8,158,917	7.17%

Total Beneficial Owners above 5%	8,158,917	7.17%	8,158,017	7.17%

Total Directors, Executive Officers and Beneficial Owners above 5%	23,664,498	20.81%	23,666,248	20.80%

Total Shares of Common Stock	113,739,432	100.00%

Total Shares of Non-Voting Preferred Stock			16,270	0.00%

Total Shares			113,755,702	100.00%

*	Including shares of common stock and shares of non-voting preferred stock.
**	Less than one percent of the outstanding shares of common stock.
***	Less than one percent of the total outstanding shares.
(1)	The number of shares that Mr. Federico Köng Vielman represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 6,233,304. As a result, although Mr. Federico Köng Vielman may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(2)	The number of shares that Mr. Jose Antonio Arzu Tinoco represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 7,306,792. As a result, although Mr. Jose Antonio Arzu Tinoco may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(3)	The number of shares that Mr. Juan Miguel Torrebiarte Lantzendorffer represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 7,598,232. As a result, although Mr. Juan Miguel Torrebiarte Lantzendorff may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(4)	The number of shares that Mr. Tomás José Rodríguez Schlesinger represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 3,854,855. As a result, although Mr. Tomás José Rodríguez Schlesinger may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(5)	The number of shares that Mr. Luis Andrés Gabriel Bouscayrol represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 8,169,722. As a result, although Mr. Luis Andrés Gabriel Bouscayrol may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(6)	The number of shares that Mr. José Andrés Castillo Arenales represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 1,108,858. As a result, although Mr. José Andrés Castillo Arenales may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(7)	The number of shares that Mr. Ernesto José Viteri Arriola represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 1,612,138. As a result, although Mr. Ernesto José Viteri Arriola may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(8)	The number of shares that Mr. Juan Antonio Godoy Barrios represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 702,920. As a result, although Mr. Juan Antonio Godoy Barrios may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(9)	The number of shares that Mr. Julio Ramiro Castillo Arevalo represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 11,894,512. As a result, although Mr. Julio Ramiro Castillo Arevalo may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(10)

The number of shares that Mr. Eduardo Antonio Herrera Alvarado represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 8,808,736. As a result, although

Mr. Eduardo Antonio Herrera Alvarado may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(11)	The number of shares that Mr. Guillermo Arias Millelot represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 8,110. As a result, although Mr. Eduardo Antonio Herrera Alvarado may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(12)	The number of shares that Mr. Diego Pulido Aragon represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 6,431. As a result, although Mr. Diego Pulido Aragon may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(13)	The number of shares that Mr. Luis Fernando Prado Ortiz represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 169,040. As a result, Mr. Luis Fernando Prado Ortiz may be deemed to be the beneficial owner of said shares.
(14)	The number of shares that Mr. Luis Rolando Lara Grojec represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 113,799. As a result, although Mr. Luis Rolando Lara Grojec may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(15)	The number of shares that Mr. Hermann Federico Girón Délery represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 59,296. As a result, although Mr. Hermann Federico Girón Délery may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(16)	The number of shares that Mr. Juan Carlos Martínez Noack represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 58,796. As a result, although Mr. Juan Carlos Martínez Noack may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(17)	The number of shares that Mr. Edgar Abel Girón Monzón represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 141,293. As a result, although Mr. Edgar Abel Girón Monzón may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(18)	The number of shares that Mr. Ricardo Elías Fernández Ericastilla represented at the annual general shareholders’ meeting held in 2017 in addition to his directly held shares listed in the table is 10,225,838. As a result, although Mr. Ricardo Elías Fernández Ericastilla may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(19)	Mr. José Luis Gabriel Abularach is the settlor of a trust created by the JLGA Revocable Trust Agreement (the “JLGA Trust”), which is the sole member of BC Assets LLC and BC Holding Enterprise LLC, which together own 7,308,954 shares of our common stock. Mr. José Luis Gabriel Abularach has the right to revoke the JLGA Trust and by virtue of such revocation obtain the right to direct the voting and the disposition and to receive the economic benefits of the 7,308,954 shares. Also, Mr. José Luis Gabriel Abularach is the ultimate beneficial owner of a private foundation that owns Corporación Industrial de Acero and Financiera Metalurgica, which together own 849,963 shares.

The table above does not take into account 10,225,838 shares of common stock, equivalent to approximately 8.99% of our issued and outstanding common stock, owned by fifteen vehicles (none of which individually holds 5% or more of our common stock). All decisions related to the shares owned by these vehicles, including voting of the shares, are exercised by our executive committee, which in turn maintains the authority to sell, pledge and/or dispose of such shares at its discretion. However, all economic benefits net of debt and expenses from the shares are for the benefit of our shareholders as of the day before the date of this offering in proportion to the percentage of our shares owned on such date by such shareholder. At our annual general shareholders meeting held in 2017, Ricardo Elías Fernández Ericastilla voted 10,225,838 shares of common stock owned by these vehicles pursuant to the instructions of our executive committee. These shares are reflected in the power of attorney share numbers presented in the footnotes to the table above.

The percentage of our total share capital is based on 113,739,432 shares of common stock issued and outstanding, as of June 30, 2017, plus                 shares of common stock that we are selling in this offering and 16,270 shares of outstanding non-voting preferred stock. In connection with this offering, the underwriters have an option to purchase up to                 additional shares of common stock from us.

Historically, a significant amount of our shareholders have granted powers of attorney to our directors and officers for the purpose of voting the corresponding shares at the relevant general annual shareholders’ meeting. As a group, as of our 2017 shareholders’ meeting, the non-independent members of our board of directors may have been deemed to beneficially own approximately 62.84% of our outstanding shares of common stock; non-independent members of the board beneficially owned 12.46% of our outstanding shares of common stock and may have been deemed to be the beneficial owners of an additional 50.38% of our outstanding shares of common stock by means of shareholder grants of powers of attorney. This entitles them, among other things, to significantly influence the outcome of most actions requiring shareholder approval or participation, including election of the board of directors, corporate reorganizations, dispositions and the timing and payment of any future dividends. See “Risk Factors—The interests of the non-independent members of our board of directors, who as a group may have been deemed to beneficially own approximately 62.84% of our common stock as of our 2017 shareholders’ meeting, may conflict with those of other shareholders.”

Pursuant to our articles of incorporation, no shareholder may acquire 5% or more of our shares without prior authorization from our board of directors. Currently, no shareholder individually owns more than 10% of our capital stock and, as such, pursuant to our articles of incorporation, no single shareholder has the right to appoint a director to the board. See “Description of Share Capital and Articles of Incorporation—Limitation on Acquisition of our Capital Stock and Public Tender Offers.”

To our knowledge, based on the registers maintained by us, as of June 30, 2017, there were six U.S. holders of our common shares and preferred shares who held in aggregate 6.46% of our total shares outstanding.

During the past three years there has not been any significant change in the share ownership of our major shareholders.

Shareholders’ Agreement

To our knowledge, as of the date of this prospectus, there is no shareholders’ agreement among any of our shareholders.

Voting Rights

See “Description of Share Capital and Articles of Incorporation.”

RELATED PARTY TRANSACTIONS

In the ordinary course of business, our subsidiaries engage in a variety of transactions among themselves and with certain of their affiliates and related parties. All transactions between our subsidiaries and our other affiliates or related parties are evaluated by our senior management and our board of directors in accordance with specific regulations and internal rules applicable to all third-party transactions. Such transactions are conducted on an arm’s-length basis in the ordinary course of business, on terms that would apply to comparable transactions with third parties.

For information on related party transactions in accordance with IFRS, see Note 11 to our Annual Financial Statements and Note 8 to our Interim Financial Statements.

The consolidated loan balances granted by our banking subsidiaries to related parties was US$124.8 and US$236.2 million as of June 30, 2017 and March 31, 2017, respectively. As of June 30, 2017, a total of 188 of these loans were outstanding with an average balance of US$0.66 million, and a maximum balance of US$19.3 million, and as of March 31, 2017, a total of 129 of these loans were outstanding with an average balance of US$1.8 million, and a maximum balance of US$59.4 million. These loans have interest rates ranging between 7.00% and 24.00% (local currency) and 4.50% and 25.00% (U.S. dollar) as of June 30, 2017. The consolidated deposit balances in our banking subsidiaries of related parties was US$101.1 million and US$120.3 million as of June 30 and March 31, 2017, respectively. As of June 30, 2017, interest rates for deposits in local currency bear interest ranging between 0.03% and 8.50% and dollar-denominated deposit interest rates range from 0.04% to 6.00%. These figures include loans granted to and deposits of members of our board of directors and executive officers, or companies in which such individuals hold an ownership interest of more than 20% and loans granted to and deposits of close relatives (defined as spouses, children and parents) of the members of our board of directors and executive officers. All of these loan transactions were conducted in accordance with market conditions, and did not involve more than the normal risk of collectability or present other unfavorable features.

As of June 30, 2017 the largest exposures we have to related parties in our loan portfolio are to companies associated with our directors. We have outstanding loans in the aggregate amount of US$19.3 million to Laboratorios Químico-Farmacéuticos Lancasco, S.A, a leading chemical and farmaceutical company in Central America, established in 1927 dedicated to the production and commercialization of medical products with operations in Guatemala, El Salvador and Honduras. Our director Juan Alfonso Solares Camacho is a director for the company. We also have outstanding loans in the aggregate amount of US$13.0 million to La Panería, S.A., a leading bakery and restaurant chain with operations in Guatemala and El Salvador with the commercial brand “San Martin” established in 1974. Our director José Andrés Castillo Arenales is a director for the company.

Our banking subsidiaries have specific limitations under local regulations with respect to transactions with related parties. These limitations are described as follows.

Limitations on Transactions with Related Parties

Guatemala

Pursuant to the Guatemalan Regulation on the Concentration of Invesments and Contingencies (Reglamento de Concentración de Inversiones y Contingencias) issued by the GSB relative to Article 47 of the Guatemalan Banks and Financial Groups Law, related parties are defined as (i) any individual or legal person holding at least 10% of shares of an entity; (ii) any individual or legal person owning at least 25% of the paid-in capital of an entity, which in turn owns at least 10% of the shares of an entity; (iii) two or more individuals or legal entities that together hold at least 10% of the shares of an entity and 25% of the paid-in capital of another entity; (iv) entities in which any individual or legal person holding at least 10% of the shares holds at least 25% of the paid-in capital of an entity; and (v) entities in which the entity in question owns at least 10% of the paid-in capital.

Pursuant to the Guatemalan Banks and Financial Groups Law, corporations that belong to a financial group are not permitted to carry out financial operations or provide services to each other on terms, interest rates, amounts, guarantees or fees different from those used for similar transactions with third parties.

From time to time, our subsidiaries enter into arrangements, including service agreements, with their affiliates. The main agreements currently in place between subsidiaries of ours are, for Banco Industrial: (i) a life and medical insurance policy covering its employees provided by Seguros El Roble; (ii) an insurance policy covering its banking operations provided by Seguros El Roble; (iii) a fire, equipment, vehicle and civil liability insurance policy provided by Seguros El Roble; and (iv) a storage services agreement with Almacenadora Integrada. As required by the Guatemalan Banks and Financial Groups Law, the amounts paid by Banco Industrial under these affiliate agreements are similar to amounts that would be paid to third parties for comparable services.

Honduras

The Honduran Central Bank oversees the regulatory framework for credit operations between related parties. Pursuant to the Honduran Regulation on Related-Party Credit Operations for Financial Institutions (Reglamento para las Operaciones de Crédito de las Instituciones Financieras con Partes Relacionadas), parties are related if they have common ownership or management. Corporations or individuals who own, directly or indirectly, at least 10% of a bank’s equity are considered related parties. Honduran law considers all of the members of the board of directors, the commissioners, and the CEO to be related parties. Honduran law also considers any company that shares at least one third of the board of directors with the bank to be a related party. Under Honduran law, related parties are not permitted to carry out financial operations or provide services to each other on terms that are different from those used for similar transactions with third parties.

From time to time, our subsidiaries enter into arrangements, including service agreements, with its affiliates. The main agreements currently in place between subsidiaries of ours are, for Banpaís (i) a life and medical insurance policy covering Banpaís’s employees provided by Seguros del País; (ii) an insurance policy covering Banpaís’s banking operations provided by Seguros del País; and (iii) a fire, equipment, vehicle and civil liability insurance policy provided by Seguros del País. As required under Honduran banking regulations, the amounts paid by Banpaís under these affiliate agreements are similar to amounts that would be paid to third parties for comparable services.

El Salvador

Under Article 204 of the Salvadoran Banking Law, related parties are defined as (i) owners of 3% or more of the shares of a bank; (ii) any company in which a related party shareholder holds an interest in 10% or more of the voting shares; (iii) any company in which a director or officer of the bank holds an interest of 10% or more of the voting shares; (iv) any company in which two or more directors or officers hold an interest in 25% or more of the voting shares; (v) and any company that has common shareholders with a bank, in which the common shareholders together hold 25% or more of the voting shares of the company and 10% or more of the shares of the bank in question.

Pursuant to the Salvadoran Law of Regulation and Supervision of the Financial System, financial institutions are not permitted to enter into financial operations or provide services to other financial institutions in general or affiliated within a financial group on terms, interest rates, amounts, guarantees or fees different from those used for similar transactions with third parties.

Currently there are no significant agreements between BI El Salvador and our other subsidiaries.

Panama

Pursuant to the Panamanian Banking Laws, a related party is defined as (i) any individual or legal entity holding at least 5% of shares of another entity (ii) any legal entity in which one or more directors of the bank, or its holding company, are also directors or executive officers; (iii) any legal entity in which a director or officer of the bank holds 20% or more of the voting shares (iv) any legal entity in which the bank holds 20% or more of the voting shares; (v) any legal entity that has common shareholders with a bank, in which the common shareholders in the aggregate hold 20% or more of the voting shares of the legal entity and 5% or more of the shares of the bank; and (vi) any director, executive officer and any manager, officer, employee, or spouse of an employee of the bank or its affiliates.

The Panamanian Banking Laws prohibit banks and their holding companies to grant loans or credits to persons or legal entity that belongs to the same economic group under more favorable conditions, interest rates, amounts, guarantees or fees than those used for similar transactions with third parties.

Currently there are no significant transactions between Bi-Bank and related parties.

Limits on Loans to Related Parties

The Guatemalan Banks and Financial Groups Law prohibits financial institutions from extending loans or guarantees to, or acquiring the securities of, any individual or company in an amount greater than 15% of the total regulatory capital of such financial institution, and from extending loans or guarantees to, or acquiring the securities of, any group of companies in an amount greater than 30% of the total regulatory capital of such financial institution.

Pursuant to the Honduran Regulation on Related-Party Credit Operations for Financial Institutions, the threshold for direct or indirect loans extended to related parties cannot exceed 30% of the capital and reserves of the bank. Prior authorization by the Honduran Central Bank must be given for any credit transaction from a financial institution to a related party in an amount greater or equal to 3% of its shareholders’ equity and reserves. The Honduran Regulation on Related-Party Credit Operations for Financial Institutions also prescribes that the total amount of loans granted by a financial institution to the members of its financial group cannot exceed 20% of its capital and reserves.

The Salvadoran Law of Regulation and Supervision of the Financial System states that total loans to related parties may not exceed 5% of the sum of paid-in capital plus reserves, which is stricter than the limits for single counterparties. The Salvadoran Law of Regulation and Supervision of the Financial System does not differentiate between collateralized and uncollateralized loans, but loans that are backed up by 100% of deposits do not count as related party loans. Loans to related parties are not subtracted from capital unless provided to a subsidiary. Banks keep an updated register with credits to related parties. The register is shared with the superintendency of banks on a monthly basis and it can be disaggregated to an individual loan basis.

Pursuant to the Panamanian Banking Laws, banks and their holding companies are prohibited from, directly or indirectly, granting loans, credits or other guarantees to, or contracting any other obligation in favor of, a person or legal entity, including others that form an economic group with that person or legal entity, when the individual or aggregate amount of the obligations would at any time exceed 25% of the capital funds of the bank. Panamanian Banking Laws further prohibit banks and their holding companies unsecured credits that exceed 5% of their capital funds or loans secured with real collateral other than deposits that exceed 10% of their capital funds, in favor of related parties.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

Information about our share capital and articles of incorporation is set forth below. The description summarizes certain principal provisions of our articles of incorporation, which were amended and restated on August 3, 2007, May 26, 2009 and May 25, 2015, and certain provisions of Panamanian corporate law. The following summary provides material information concerning our common shares and briefly describes significant provisions of our articles of incorporation and Panamanian corporate law.

Incorporation

We were incorporated under the laws of Panama as Bicapital Corporation on December 4, 2006. On August 3, 2007, May 25, 2009 and May 25, 2015, we amended and restated our articles of incorporation. Our corporate domicile is Panama City, Panama.

Duration

Our articles of incorporation allow our company to have an indefinite term of duration.

Outstanding Capital Stock and Voting Rights

We are a corporation with an authorized capital of 8,100,000,000 shares divided into (i) 8,000,000,000 shares of common stock (acciones comunes) with no par value, of which, as of June 30, 2017, 113,739,432 were issued, subscribed and fully paid and are outstanding, (ii) 50,000,000 limited voting preferred shares with no par value, of which none have been issued, and (iii) 50,000,000 non-voting preferred shares with a par value of US$10,000, of which 24,506 have been issued, and of which 16,270 are outstanding. Non-voting preferred shares have a preferential right to receive dividends. Shares of common stock and limited voting preferred shares may only receive dividends once dividends are paid on non-voting preferred shares. Limited voting preferred shares and non-voting preferred shares may only be issued pursuant to a private or public offering through organized capital markets. In this offering, we are only offering shares of common stock.

The non-voting preferred shares currently outstanding, however, were issued with characteristics more similar to debt and are included in our Annual Financial Statements as “debt securities issued.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding,” and Note 21 to our Annual Financial Statements. Depending on the issuance, they have a fixed annual interest rate of between 6.0% and 8.0% and have a final maturity of between five and seven years and are subject to an annual amortization schedule. The non-voting preferred shares, similar to debt securities, are entitled to interest and principal payments prior to us paying out any dividends; but they do not receive separate or additional dividend payments.

At our board of directors’ meeting held on April 30, 2015, our board of directors approved the implementation of a five-to-one reverse stock split of our common shares effective as of July 31, 2015 (the “Reverse Stock Split”). Our issued and outstanding preferred shares were not impacted by the Reverse Stock Split. After July 31, 2015, every five shares of our issued and outstanding common stock were converted into one newly issued and outstanding share of common stock, without any change in the par value per share. The reverse stock split reduced the number of shares of our outstanding common stock from 555,316,597 to 111,068,949 immediately after the Reverse Stock Split (without giving effect to any conversions resulting from the Perpetual Exchange Right after July 31, 2015). The number of authorized shares of our common stock remained unchanged. No fractional shares were issued in connection with the reverse stock split; thus, any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share.

Since the incorporation of Bicapital, our articles of incorporation have included a perpetual stock exchange offer in favor of Banco Industrial’s shareholders (the “Perpetual Exchange Right”). Pursuant to our articles of incorporation, Banco Industrial shareholders have a right to exchange each share of common stock of Banco Industrial for two shares of common stock of Bicapital. Prior to the Reverse Stock Split, Banco Industrial shareholders had a right to exchange each share of common stock of Banco Industrial for ten shares of common stock of Bicapital. Banco Industrial shareholders had exchanged 97.95% of Banco Industrial outstanding common shares for common shares of Bicapital as of June 30, 2017 (97.90% as of June 30, 2016). As of June 30, 2017, Banco Industrial shareholders held shares that could be exchanged for 1,185,601 of our shares, which represented 2.05% of our outstanding shares. Pursuant to our articles of incorporation, we have authorized the issuance and sale of up to 1,185,601 shares to Banco Industrial shareholders who elect to exercise the Perpetual Exchange Right. Such authorization may be adjusted to reflect any amendments to the Perpetual Exchange Right as a result of a future split, reverse stock split or similar event.

Voting Rights

Holders of non-voting preferred shares do not have the right to vote or attend shareholders meetings. Limited voting preferred shares have the right to vote and decide on the following matters only: (i) charter changes, if these changes affect the rights of the holders of this class of shares; (ii) dissolution of the company; (iii) mergers or transformations; and (iv) payment of dividends in shares. Each limited voting preferred share is entitled to one vote on the matters on which holders are authorized to vote.

Each common share is entitled to one vote at shareholder meetings on all matters presented at the shareholder meetings. In the case of the limited voting preferred shares, these will only be taken into account for the purpose of quorum and voting for matters on which these have the right to vote. For purposes of quorum and voting at shareholder meetings, only common shares and limited voting preferred shares are taken into account.

Preemptive Rights in the Event of a Capital Increase

Any increase or decrease of our authorized capital must be approved by our shareholders at an extraordinary shareholders meeting. Holders of our shares of common stock have a preferential right to acquire the new shares of common stock to be issued in proportion to their shareholding at that time, except in the case of private or public offerings of such shares through organized capital markets. Holders of our limited voting shares of common stock and preferred stock do not have preemptive rights. There are no preemptive rights in connection with this offering.

Sale of Authorized Shares in Treasury

Pursuant to our articles of incorporation, our board of directors may sell authorized shares in treasury at a price determined by our board of directors. If such treasury shares are sold pursuant to a public offering, no shareholder has a preferential right to subscribe to such shares. In the case of the sale of limited voting preferred shares or non-voting preferred shares held in treasury, these shares may only be sold through a public or private offering through an organized capital market. As of this date, we do not hold any treasury shares.

Limitation on Acquisition of our Capital Stock and Public Tender Offers

Our articles of incorporation provide that any transaction by an individual or group of individuals that intends to acquire 5% or more of our shares, or by a competitor (as determined by our board of directors) that intends to acquire 2% or more of our shares, through one or more operations, requires prior authorization from our board of directors. Our board of directors must respond to such request within 90 days.

Upon authorization of our board of directors, unless our board of directors determines otherwise, the acquirer must make a public offer to acquire all of our shares at or above a price based on the stock’s trading history plus a 20% premium. If the board of directors receives a more favorable offer from another potential acquirer, the board of directors will be entitled to revoke the existing authorization and grant a new authorization to the acquirer. Unless a majority of the members of our board of directors authorizes otherwise, the price at which our shares must be acquired through a public offer must be the higher of (i) the average quotation price of the shares of our company in the securities exchange in which it is listed during the six months prior to the commencement date of the offer, plus a 20% premium, or (ii) the highest quotation price of our company’s shares during the year prior to the commencement of the offer, plus a 20% premium. Such provisions (including our board of directors’ authorization) will not be required in case of a transfer of shares through inheritance.

If an acquisition of shares is made in breach of the provisions described above, the acquirer will not be entitled to exercise any of the rights derived from the shares (including economic rights) and such shares will not be taken into consideration for purposes of determining the required quorum or majority at the shareholders’ meeting. In addition, the acquirer shall not be recorded as a shareholder in the stock registry of the company or in the registries of the depository institutions in which the shares are deposited. The acquirer will be obligated to sell its shares to a third party authorized by our board of directors.

Registration and Transfer

Our shares are indivisible. Joint holders of one share must designate a single person to exercise their shareholders’ rights.

Our shares can be issued in physical or in global share certificates. Our stock registry shall be kept in a place determined by our board of directors. Our stock registry can be in physical, magnetic or electronic form. Only those persons listed in our stock registry and holding certificates issued in their name as registered holders will be recognized as our shareholders. The shares of common stock of the offering will be deposited, by means of a global certificate at              to be delivered by the underwriters. Shares not deposited at              are transferred through a physical or electronic endorsement of the corresponding share certificate and the registry of such endorsement in our stock registry. Transfer of shares deposited and registered in book-entry form at             ’s records shall be transferred by clearing process handled by their trading through the intermediation of brokerage houses. Any shareholder having physical share certificates may at any time request their deposit at              for public trading through the intermediation of brokerage houses.

Shareholders’ Meetings and Quorum

Pursuant to our articles of incorporation, shareholders’ meetings do not need to be held in Panama, but may be held in such place and at such date as determined by our board of directors. General shareholders’ meetings may be ordinary or extraordinary. Shareholders may also hold special meetings.

Extraordinary shareholders’ meetings are those called to consider:

•	voluntary dissolution;

•	an increase or decrease in our authorized capital;

•	any change in our corporate purpose or jurisdiction of incorporation;

•	any transformation into another type of legal entity;

•	any merger with another entity;

•	any amendments to our articles of incorporation; and

•	any other matter reserved for ordinary or extraordinary shareholders’ meetings.

Ordinary shareholders’ meetings must be held at least once a year, within 60 calendar days following the end of each fiscal year. At the annual ordinary shareholders’ meeting, our shareholders may approve the financial statements, approve the report of our Chief Executive Officer and our board of directors regarding the financial condition of our company for the preceding fiscal year, determine the allocation of profit for the year (including, if applicable, the payment of dividends) pursuant to the report presented by our board of directors, elect directors and appoint the Chairman of our audit and corporate practices committees, among other decisions.

A special shareholders’ meeting, comprising a single class of shares, may be called if a proposed action only affects such class. As a result of our current share capital structure, we do not expect to hold any special shareholders’ meetings. The attendance and voting quorum required to adopt a resolution at a special shareholders’ meeting is the same as that for an extraordinary shareholders’ meeting.

The attendance quorum for ordinary shareholders’ meetings is at least 50% of our outstanding voting stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 30% plus one share of our outstanding voting capital stock must be represented. Once quorum is established, a majority of the shares present or represented at the meeting is needed to pass a resolution. The quorum for extraordinary shareholders’ meetings is at least 60% of our outstanding voting stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 30% plus one share of our voting capital stock must be represented. Once quorum is established, a majority of the shares present is needed to pass a resolution. Resolutions to amend our articles of incorporation, including an increase or decrease of our authorized capital or the sale of investments in which we hold an equity interest of more than 50% of the issued outstanding capital stock may only be taken by least 60% of the total outstanding common stock and limited voting preferred shares.

Notice of a shareholders’ meeting must be given to shareholders at least 30 days in advance but no more than 60 days prior to such meeting. Our articles of incorporation do not provide for any difference in notice periods for first or second call. Notice may be given by personal delivery, registered mail, any electronic means approved by our board of directors or by publication in a newspaper of general circulation in each of the countries in which we have offices.

Election of Directors

Our articles of incorporation provide that our board of directors will be comprised of no fewer than nine and no more than 12 members, each shall be appointed with an alternate director. At least three of the members of the board must be independent. Pursuant to our articles of incorporation, independent directors shall be confirmed by the board of directors pursuant to the criteria established by the rules of the NYSE and Rule 10A-3 of the Exchange Act.

Our shareholders elect the members of our board of directors and alternates to serve for one-year terms. Such members may be reelected indefinitely. Each holder of common stock casts a number of votes equal to the number of shares it holds, multiplied by the number of positions to be elected. Holders of at least 10% of our outstanding share capital are entitled to appoint one member of our board of directors and one alternate member of our board of directors.

There is no shareholding qualification for and no age limit with respect to the retirement or non-retirement of our directors. Our directors, acting jointly, may exercise all powers to borrow money and to mortgage or charge our undertakings, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of ours or of any third party.

Board of Directors’ Meetings

Our board of directors is required to meet at least four times during each calendar year and the meeting may be called by the Chairman, the Vice-Chairman or any two directors. The attendance quorum required for a meeting of the board of directors is at least the majority of the directors or alternate directors. Board of directors’ resolutions require an affirmative vote of a majority of directors present at the meeting.

Authority of Our Board of Directors

The principal duty of our board of directors is to manage and direct our operations. Our articles of incorporation provide that our board of directors shall determine the business strategies and oversee the operation of the company and conduct all of the business of the company, except for those matters vested in the shareholders by our articles of incorporation and Panamanian laws. This broad authority includes the appointment and removal of the General Manager (defined in our articles of incorporation as the President and CEO), the authorization for the issuance of shares, and the determination of the company’s compensation policy for the General Manager and other executive officers. Our board of directors is also responsible for (i) the determination of our general business strategies, (ii) the approval of guidelines for the use of corporate assets, (iii) the approval, on an individual basis, of transactions with related parties, subject to certain limited exceptions, (iv) the approval of unusual or non-recurring transactions and any transaction related to the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets, or the granting of collateral or guarantees, or the assumption of liabilities, equal to or exceeding 5% of the issuer’s consolidated assets, (v) the approval of accounting and internal control policies, and (vi) the approval of policies for disclosure of information.

Our board of directors may establish one or more committees, to which it may delegate any or all of its powers, subject to certain exceptions. Each committee shall be composed of two or more directors. For instance, our board of directors has delegated certain of its powers to our executive committee, formed by eight of its members. See “Management—Board Committees—Executive Committee.”

Directors’ Duty of Care and Duty of Loyalty

Our articles of incorporation impose duties of care and of loyalty on our directors. The duty of care requires that our directors obtain sufficient information and be sufficiently prepared to act in good faith in the best interest of our company. To fulfill the duty of care, our directors may request any information from our company and our subsidiaries, which may be necessary to make decisions, invite relevant officers and other persons (including external auditors) to the meetings of our board of directors, request that a meeting be delayed or postponed if a director was not notified of the meeting, if a meeting was not called sufficiently in advance, or if a director is not furnished with the information that was provided to the other directors, and request that discussion and voting be made only in the presence of the directors. Failure of our directors to act with due care due to bad faith, willful misconduct, gross negligence or unlawful acts makes the relevant directors jointly liable for damages and losses caused to our company and our subsidiaries.

The duty of loyalty primarily consists of abstaining from discussing or voting on matters, where the director has a conflict of interest. Breach of the duty of loyalty will make the director personally and jointly liable with other breaching directors for the losses and damages caused to the company, and will cause the removal of the director from such position.

As a safe harbor for our directors, the liability discussed above does not attach if the director acted in good faith and (i) complied with applicable law and our articles of incorporation, (ii) the decision was taken based upon information provided by officers or third-party experts, the capacity and credibility of which were not the subject of reasonable doubt, (iii) acted to the best of his knowledge and any negative consequences of such decision were not foreseeable, or (iv) acted in execution of a shareholders resolution not contravening the law.

Shareholders representing at least 5% of our outstanding shares may bring claims against directors for breach of duty of care or of duty of loyalty. Determinations of the merits of such claims are to be made by the relevant courts.

Dividends

Non-voting preferred shares have a preferential right to receive dividends. The current 16,270 issued and outstanding non-voting preferred shares do not receive dividend payments, see “—Outstanding Capital Stock and

Voting Rights.” Shares of common stock and limited voting preferred shares may only receive dividends once dividends are paid on non-voting preferred shares. In this offering, we are only offering shares of common stock. For information on our dividend policy, see “Dividends and Dividend Policy.”

Dissolution and Liquidation

Upon our dissolution and liquidation, our shareholders would be entitled to receive proportionally any assets remaining after payment of our debt, taxes and liquidation expenses. There is no priority of distribution based on the type of share.

Additional Minority Shareholders Protections Under the Laws of Panama

Minority shareholders are subject to the protections contained in articles 417, 418, 420, 425 and 426 of the Commerce Code of Panama. Article 417 states that the general shareholders’ meeting is the supreme body of the corporation; however, a majority vote of the shareholders cannot deprive a shareholder of any of its rights or impose an agreement which violates our articles of incorporation. Article 418 of the Commerce Code of Panama establishes the right of any shareholder to challenge before a court any resolution of our shareholders’ meeting that violates Panamanian law or the by-laws or articles of incorporation of the company, within 30 days of the date on which such shareholders’ meeting was held. Our articles of incorporation also set forth that any shareholder is entitled to challenge the manner in which the shareholders’ meeting resolved to distribute earnings or losses, within 30 days of the date on which such shareholders’ meeting was held.

Shareholders holding at least 5% of our outstanding capital stock have an individual right to take legal action with regards to a breach of the director’s duty of care or the duty of loyalty. Article 420 of the Commerce Code of Panama and our articles of incorporation establish the right of shareholders holding at least 5% of our outstanding capital stock to request a shareholders’ meeting. Articles 425 and 426 of the Commerce Code of Panama establish the right of shareholders holding at least 5% of the outstanding capital stock of the company to judicially request the appointment of persons to review the financial information and the books of the company.

Shareholders who jointly or individually hold at least 10% of a company’s capital stock are entitled to (i) appoint and remove a member of the board of directors and its alternate and (ii) request, on a one-time basis, the postponement for three calendar days and without the need for calling another shareholders’ meeting of voting on any item on the agenda of a shareholders’ meeting if such shareholder(s) deems there to be insufficient information to have a vote.

Executive Committee

Our articles of incorporation provide for the creation of an executive committee appointed by our board of directors, which shall be comprised of at least seven members and seven alternate members of the board of directors. Our board of directors may delegate certain of its powers to the executive committee. Consequently, our executive committee makes decisions on matters that ordinarily would be resolved by our board of directors. The executive committee has substantially the same duties and authority as our board of directors, except for certain provisions expressly contemplated in our articles of incorporation, for instance: removal of our President and CEO, granting a waiver for a director to act in favor of his personal interest, defining policies related to the internal audit of our company, approving financial statements, approving the terms and conditions of any public offering and resolving to sell shares of our company, among others. The executive committee is responsible for determining the compensation for our CEO and each of the division managers. Our board of directors may adjust the executive committee’s duties and authority with no need to amend our articles of incorporation, except for certain provisions expressly contemplated in our articles of incorporation. See “Management” for additional information.

Audit Committee and Corporate Practices Committee

Our articles of incorporation provide for an audit committee and a corporate practices committee (comité de auditoría y comité de prácticas societarias), each comprised of no fewer than three members designated by our board of directors. In the case of the audit committee, all members of which shall be independent directors and each member shall be financially literate and at least one member must be considered a “financial expert” within the meaning of Item 407 of Regulation S-K and the rules of the NYSE, as determined by our board of directors. The Chairman of these committees may only be appointed or removed by the shareholders at a shareholders’ meeting. The audit and corporate practices committee’s responsibilities include, among others:

•	Audit Committee: supervising our outside auditors, analyzing the audit reports prepared by our accountants, informing the board of directors on to existing internal controls, supervising related party transactions, requiring our executives to prepare reports when deemed necessary, informing the board of any irregularities that it encounters, supervising the activities of our executives, and providing an annual report to our board of directors.

•	Corporate Practices Committee: giving opinions to the board of directors with respect to management practices and operations, requesting and obtaining opinions from independent third-party experts, calling shareholders’ meetings, providing assistance to the board in the preparation of annual reports, and submitting an annual report to the board of directors.

See “Management” for additional information.

Reporting Requirements

Since our shares are not registered with Panama’s Securities Superintendency or listed in the Panamanian stock exchange, agreements relating to the acquisition or disposition of our shares do not need to be reported to any Panamanian regulatory agency. We are not subject to the inspection or surveillance requirements of Panama’s Securities Superintendency.

Restrictions on Foreign Investment

Panama does not restrict foreign currency movements and foreign investments. Foreign investors may freely invest in shares of Panamanian companies as well as transfer invested capital, capital gains and dividends out of Panama without limitation (subject to applicable taxes).

Share Repurchases

Pursuant to Panamanian law and our articles of incorporation, upon approval by our board of directors, we are entitled to repurchase shares representing our capital stock, provided that while such shares are owned by us, no voting or other related rights may be exercised at a shareholders’ meeting or otherwise.

Shareholder Suits

Under Panama corporate law, directors shall not be personally liable for the obligations of the company, but they shall be individually or severally liable, as the case may be, to our company and to third parties for the effectiveness of payments, which appear as having been made by our shareholders, the existence of the dividends declared, the sound management of the accounts and, in general, for the wrongful exercise of their mandate or the violation of laws, the articles of incorporation, the by-laws or resolutions of the general shareholders’ meeting. Such directors as may have protested within proper time against the resolutions of the majority, or those who have not been present at the meeting with justifiable cause, shall be exempt from liability.

Our articles of incorporation state that we shall indemnify and hold our directors and officers harmless with respect to any action, judicial expense, loss, damage or cost which they may incur or suffer as a consequence of acts or omissions in the performance of their duties, and neither of them will be liable for any acts, omissions, or negligence of the other directors and/or officers, except in the case of the gross negligence, willful misconduct or bad faith by the director or officer.

Summary of Significant Differences between Shareholders’ Rights and Other Corporate Governance Matters Under Panamanian Corporation Law and Delaware Corporation Law

Bicapital is a Panamanian corporation. The Panamanian Corporations Law (Ley No. 32 de 26 de febrero de 1927, que regula las sociedades anónimas en Panamá) was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

Panama	Delaware
Directors

Conflict of Interest Transactions. Directors of a Panamanian corporation are joint and personally liable for the proper management of the businesses and affairs of the coroporation. Transactions involving a Panamanian corporation and an interested director are initially subject to the approval of the board of directors. If the transaction involving an interested director is prejudicial to the corporation, the shareholders have the right to take legal actions against the directors who voted in favor of the transaction and those who were absent of the meeting without a justified cause.

Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

(1) the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;

(2) the material facts are disclosed as to the interested director’s relationship or interest and the shareholders approve the transaction; or

(3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the shareholders.
Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.

Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Panama	Delaware
Directors
Authority to Take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to Take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.
Shareholder Meetings and Voting Rights
Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.

Quorum. For stock corporations, the articles of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a shareholder meeting. In the absence of such specifications, a majority of shares entitled to vote at a shareholder meeting shall constitute a quorum.

Action by Written Consent. Panamanian law allows, in certain cases, action by written consent of the shareholders, such as in the case of the dissolution of the corporation, pursuant to article 83 of Law 32 of 1927, and in the case of the required shareholder authorization to approve a sale, lease or transfer of all or part of the corporation’s assets, pursuant to article 68 of Law 32 of 1927. However, as a general rule, whenever the approval or authorization of the shareholders is required by law, a notice of shareholders’ meeting shall be given in writing on behalf of the President, Vice-President, Secretary or Assistant Secretary, or of any other person or persons authorized for this purpose by the articles of incorporation.

Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.
Others Shareholders Rights
Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.

Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who has continuously owned at least US$2,000 in market value, or 1% of the corporation’s securities entitled to vote for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Panama	Delaware
Others Shareholders Rights

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, promissory notes or bonds, in whole or in part, instead of the distribution of shares, of the surviving entity, provided that after this distribution, the liabilities of the surviving corporation, including those derived from the merged corporations plus the amount of the corporate capital issued by the surviving corporation, do not exceed its assets.

Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or such shares were held of record by more than 2,000 holders.
Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.

Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated shareholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against directors and officers.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.

Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.
Anti-Takeover Provisions
Panamanian corporations may include in their articles of incorporation or by-laws shareholder super-majority voting provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Panama	Delaware
Anti-Takeover Provisions

Decree Law 1 of June 8, 1999 as modified and restated by Law 67 of September 1, 2011 (“Panamanian Securities Law”), provides for a specific protection against hostile takeovers for corporations that have foreign shareholders, provided that the following conditions are fulfilled:

(1) the corporation must be organized under the laws of Panama or organized under foreign laws with a domicile in Panama or authorized to do business in Panama;

(2) have over 3,000 shareholders, the majority of which shall be domiciled outside Panama; and

(3) have a permanent office in Panama with full time employees and investments in the country of more than US$1,000,000.

Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested shareholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least US$5,000,000.

The offer will only be valid after 45 days from the moment the buyer has delivered to an officer of the corporation a complete and accurate statement that includes:

(1) the name of the corporation, the number of the shares that the buyer intends to acquire and the purchase price;

(2) the identity and background of the person acquiring the shares;

(3) the source and amount of the funds or other goods that will be used to pay the purchase price;

(4) the plans or project the buyer has once it has acquired the control of the corporation;

(5) the number of shares of the corporation that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days;

(6) contracts, agreements, business relations or negotiations regarding securities issued by the corporation in which the buyer is a party;

(7) contract, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and

(8) any other significant information. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

(1) the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

Panama	Delaware
Anti-Takeover Provisions

If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the Panamanian SMV within 45 days from the buyer’s initial delivery of the statement to the Panamanian SMV. The Panamanian SMV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The Panamanian SMV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

Regardless of the above, the board of directors has the authority to submit the offer to the consideration of the shareholders. The board should only convene a shareholders’ meeting when it deems the statement delivered by the offeror to be complete and accurate. If convened, the shareholders’ meeting should take place within the next 30 days. At the shareholders’ meeting, two-thirds of the holders of the issued and outstanding shares of each class of shares of the corporation with a right to vote must approve the offer and the offer is to be executed within 60 days from the shareholders’ approval. If the board decides not to convene the shareholders’ meeting within 15 days following the receipt of a complete and accurate statement from the offeror, shares may then be purchased. In all cases, the purchase of shares can take place only if it is not prohibited by an administrative or judicial order or injunction.

Panamanian law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.
Previously-Acquired Rights

In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired             rights.             Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously-acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.

No comparable provisions exist under Delaware law.
Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished nor extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.

DIVIDENDS AND DIVIDEND POLICY

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.

The declaration, amount and payment of dividends will be determined by a majority vote of our shareholders at our annual shareholders’ meeting upon the recommendation of our board of directors.

Pursuant to Panamanian law and our articles of incorporation, the payment of dividends is not mandatory. Dividends may only be paid from profit for the period or from the excess of the assets over the liabilities. It is also possible to pay dividends in the form of shares, as long as the shares issued for such purposes have been previously authorized or, if the shares have not been previously authorized, if a sum that is at least equal to the value of the shares to be issued as dividends has been transferred from the surplus account to the capital account. Pursuant to our articles of incorporation, our board of directors can authorize and pay dividends with respect to our shares after dividends have been paid on our non-voting preferred common stock, if any. As of the date of this offering, we have issued 24,500 non-voting preferred shares of which 16,270 shares are outstanding. However, the non-voting preferred shares currently issued and outstanding were issued with characteristics more similar to debt securities and although entitled to interest and principal payments prior to us paying out any dividends on our common shares; they do not receive separate or additional dividend payments. For more information on our non-voting preferred shares see “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

In 2017, 2016 and 2015, we distributed 42.0%, 41.2% and 44.8% of our profit for the year to our shareholders through dividend payments and we have reinvested the remaining portion to support our growth strategy.

We may adopt a dividend policy in the future based on a number of factors, including earnings, cash flow, capital requirements of our subsidiaries, our financial condition and other factors that our board of directors and our shareholders may deem relevant. We estimate that any future dividend policy will be substantially in line with historical distributions. The figures in the table below have been adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

Dividend Approval Date	Dividend Payment Date	Fiscal Year with respect to which Dividends are Declared	Aggregate Amount of Dividend Declared	Number of Shares		Dividend per Share
			(in U.S. Dollars)			(in U.S. Dollars)
May 19, 2017	May 19, 2017	March 31, 2017	$96,672,860	113,732,776	*	$0.85
May 23, 2016	May 23, 2016	March 31, 2016	$88,908,357	111,134,593		$0.80
May 25, 2015	May 25, 2015	March 31, 2015	$83,281,269	111,041,691		$0.75
April 28, 2014	April 28, 2014	March 31, 2014	$77,640,536	110,915,051		$0.70
April 29, 2013	April 29, 2013	March 31, 2013	$71,400,701	110,562,063		$0.65
May 7, 2012	May 7, 2012	March 31, 2012	$59,175,310	107,923,405		$0.55
April 28, 2011	April 28, 2011	March 31, 2011	$48,337,925	107,417,611		$0.45

*	The number of shares that received dividends on May 19, 2017 differs from the number of shares outstanding as of June 30, 2017 due to additional shares that were issued for exchanged shares of Banco Industrial. As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.

For additional information regarding risks that could materially adversely affect our ability to pay dividends, see “Risk Factors—Risks Relating to Our Business Overall—We are a holding company, and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends to us.”

For additional information regarding taxation of dividends, see “Taxation—Panamanian Tax Considerations” and “Taxation—United States Federal Income Tax Considerations—Distributions.”

TAXATION

The following discussion summarizes material Panamanian, Guatemalan and U.S. federal income tax consequences of acquiring, holding and disposing of our shares.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our shares and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Panamanian, Guatemalan and U.S. federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Panama, Guatemala and the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its independent tax advisor about the particular Panamanian, Guatemalan and U.S. federal income tax consequences to it of an investment in our shares.

Panamanian Tax Considerations

The following summary contains a description of the tax treatment applicable in Panama on the acquisition, ownership and disposition of the shares by the Holder of such shares. Please bear in mind that this summary is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares.

The summary is intended to be for general information purposes only, and is based upon the Panamanian tax legislation and, specifically, the Panamanian Tax Code (Código Fiscal de la República de Panamá) and the Panamanian Securities Law, which creates the Superintendencia del Mercado de Valores de Panamá (SVP), and regulates the securities market in Panama. Prospective investors in the shares should consult their own tax advisors as to the U.S., Panamanian or other tax consequences of the purchase, ownership and disposition of the shares including, in particular, the effect of any foreign, state or local tax laws.

For purposes of this summary, the term “Panamanian Holder” shall mean a Panamanian individual or legal entity incorporated in Panama that will hold the shares or a beneficial interest therein.

Individuals and entities are obliged to pay income tax on their Panamanian-source income, that is to say, only income that is considered by law to be produced within the territory of Panama, regardless of the place where this income is received, and not taking into consideration the income generated outside of Panamanian territory, which is considered foreign source income, and thus is not subject to taxation pursuant to Panamanian legislation.

According to Panamanian legislation, there is no difference in the tax treatment applicable to Panamanian Holders or to foreign Holders.

Taxation on Dividends

On a general basis, and in accordance with the provisions of the Panamanian Tax Code, entities that (i) require a commercial license to operate within Panamanian territory; (ii) operate from the Colon Free Trade Zone or any other free trade zone; or (iii) derive taxable Panamanian-source income, (a) shall be subject to a 10% withholding tax rate on the distribution of dividends arising from Panamanian-source income or (b) shall be subject to a 5% withholding tax on the distribution of dividends arising from exempt and/or foreign source income.

According to the principle of fiscal territoriality, a cornerstone of the Panamanian tax system, Panamanians are not subject to worldwide income taxation. However, legal entities are subject to dividend taxation on a worldwide basis if certain requirements, specified in Panamanian domestic legislation, are met.

Taxation on Capital Gains and Dividends Arising from the Disposition of Shares

According to Article 701 (subsection e) of the Panamanian Tax Code, income derived from the transfer and disposition of shares that are invested in national territory, will be subject to income tax, specifically capital gains tax. Furthermore, as a general rule, entities that have stocks invested inside and outside the Republic of Panama, would be subject to Article No. 177-G of the Executive Decree No. 170 of 1973, and therefore, would be subject to the payment of income tax on those capital gains of shares invested in the national territory, on a proportional basis.

However, pursuant to the Panamanian Securities Law, income derived from the transfer and disposition of the shares that are (i) duly registered in the SVP, and (ii) traded through a stock exchange or any other organized market, is exempt from Panamanian capital gains tax and dividend tax. This exemption will apply to the shares issued in connection with this offering.

Tax Treaty

Currently, Panama has signed over 16 Tax Treaties for the Avoidance of Double Taxation with counties such as Luxembourg, Ireland, United Kingdom, Singapore, Spain, Barbados, the Netherlands, Israel, France and Mexico, 15 of which are currently in force.

Tax Returns

Panamanian taxpayers are required to file before the Panamanian tax authorities their tax returns on income generated in the immediately preceding tax year. The presentation of the tax return is due on March 31st for corporations and March 15th for individuals.

Any Panamanian taxpayer who fails to file before the due date is liable for a fine from US$100 to US$1,000, plus the correspondent interests and fines calculated on the amount due.

Other Panamanian Taxes

There are no Panamanian inheritance, gift, succession or value-added taxes applicable to the acquisition, ownership or disposition of the shares by Holders. According to the Panamanian Securities Law, there are no Panamanian stamp taxes due on any agreement or contract related to the issuance, subscription, disposal, payment, transfer, swap or redemption of the shares. Furthermore, the shares registered in the SVP will not give rise to stamp taxes.

The Annual Entity Duty (Tasa Unica) is due every year by each and every legal entity duly incorporated in Panama. The Annual Entity Duty established for corporations is that of US$300.00 per year.

Guatemalan Tax Considerations

The following summary contains a description of the principal Guatemalan tax consequences of the purchase, ownership and disposition of the shares by a Non-resident Holder (as defined below). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the shares. In addition, it does not describe any tax consequences: (1) arising under the laws of any taxing jurisdiction other than Guatemala; or (2) that are applicable to a resident of Guatemala for tax purposes.

A “Non-resident Holder” is a holder who is not a resident in Guatemala for tax purposes, as defined by the Guatemalan Income Tax Act. According to the Guatemalan Income Tax Act, the ownership of shares of a Guatemalan entity does not imply, for the holder, the acquisition of the residency in Guatemala for tax purposes, whether if it’s an entity or a person. In general, the residence for tax purposes in Guatemala depends, broadly, on:

(a) physical presence in the country for more than 183 days in a year; (b) carrying business activities on a habitual basis in the country; (c) having its main business interests or administrative headquarters in the country; or (d) becoming organized under the laws of Guatemala and establishing its tax residence in the country.

The Guatemalan permanent establishment rules follow the OECD and UN standards closely on this matter. Therefore, the notion of a permanent establishment of a non-resident person or entity is associated, inter alia, with having offices, manufacturers, real estate, plantations, operations for the exploitation of natural resources, warehouses or stores, facilities for the provision of services or the use of technology, or having agents or representatives (employed and exclusive) with the authority to conclude contracts on behalf of the nonresident. Any such activity triggers the obligation to determine and report a permanent establishment in Guatemala.

Under the Guatemalan Income Tax Act, and the regulations thereunder, dividends on shares paid by a Guatemalan entity will be subject to a 5% withholding income tax, whether the holder be a resident or not in Guatemala for tax purposes. We are a holding company incorporated under the laws of Panama; so long as we remain a non-resident entity without a permanent establishment in Guatemala, the Guatemalan Income Tax Act is not applicable and no withholding tax (or any other tax) will be levied on dividends paid by us. Capital gains from the sale or other disposition of the shares by a Non-resident Holder, outside Guatemala, will not be subject to any Guatemalan income or other taxes.

A Non-resident Holder will not be liable for Guatemalan estate, gift, inheritance or similar taxes with respect to the acquisition, ownership, or disposition of the shares, nor will it be liable for any Guatemalan stamp, issue, registration or similar taxes, to the extent that the relevant transactions, the assets, or the beneficiaries are not situated within the jurisdiction of Guatemala.

This summary is based upon the Guatemalan tax code and the Guatemalan Income Tax Act and its executive rules in effect as of the date of this prospectus, which are subject to change. Prospective purchasers of the shares should consult their own tax advisers as to the Guatemalan or other tax consequences of the purchase, ownership and acquisition of the shares, including, in particular, the effect of any foreign jurisdiction. The acquisition of the shares by an investor who is a resident of Guatemala will be made under its own responsibility.

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of our common shares by a beneficial owner that is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; or (iii) otherwise subject to U.S. federal income tax on a net income basis with respect to the common shares. For purposes of this discussion, we refer to these owners of common shares as “U.S. Holders”.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a U.S. Holder’s decision to acquire our common shares. In particular, this discussion is directed only to U.S. Holders that will hold our common shares as capital assets for U.S. federal income tax purposes and it does not address the Medicare tax on net investment income or any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing the mark-to-market method of accounting, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, holders that own or are treated as owning 10% or more of our voting or common shares, persons holding our common shares as part of a hedging, conversion or other integrated transaction or a straddle, persons subject to the alternative minimum tax or U.S. Holders whose functional currency is not the U.S. dollar. In addition, this summary does not address the effects of any state, local or non-U.S. tax laws. Prospective investors are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of our common shares by consulting their own tax advisors.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof, all of which are subject to differing interpretations and to change, possibly with retroactive effect.

Distributions

Subject to the discussion below under “—Passive Foreign Investment Companies,” distributions of cash or property (other than our common shares, if any, distributed pro rata to all of our shareholders) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our common shares, including the net amount of Panamanian or other tax, if any, withheld on the distribution, will be includible in gross income as ordinary income on the date on which the U.S. Holder receives the distribution. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Dividends paid to corporate U.S. Holders with respect to our common shares will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the U.S. Code. Subject to certain exceptions for short-term and hedged positions, dividends received by certain non-corporate U.S. Holders with respect to the common shares will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Dividends paid on the common shares will be treated as qualified dividend income if:

•	the common shares are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

We will apply to have the common shares listed on the NYSE, and we expect that the common shares will qualify as readily tradable on an established securities market in the United States if they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC with respect to previous years or the current year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), Panamanian or other non-U.S. income tax, if any, withheld from dividends generally will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Dividends paid on our common shares generally will constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders.

Alternatively, a U.S. Holder may be able to deduct foreign income taxes paid with respect to dividends on our common shares in computing its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Sale, Exchange or Other Taxable Disposition of our Common Shares

Subject to the discussion below under “—Passive Foreign Investment Companies,” gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of our common shares generally will be capital gain or loss, and generally will be long-term capital gain or loss if our common shares have been held for more than one year. The amount of gain or loss realized will be the difference between (i) the amount realized on the sale, exchange or other taxable disposition of our common shares and (ii) the U.S. Holder’s adjusted tax basis in such common shares, in each case determined in U.S. dollars. A U.S. Holder’s adjusted tax basis in the common shares generally will be its U.S. dollar cost (subject to adjustments pursuant to the mark-to-market rules described below under “—Passive Foreign Investment Companies”). Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of our common shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Net long-term capital gain realized by certain non-corporate U.S. Holders generally is eligible for favorable rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations under the U.S. Code.

Passive Foreign Investment Companies

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either:

•	75% or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

For this purpose, passive income generally includes dividends, interest, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. However, IRS guidance provides that certain income derived in the active conduct of a banking or insurance business is not treated as passive.

We believe that we were not a PFIC for our most recent taxable year and we expect to derive sufficient active revenues and to hold sufficient active assets that we will not be classified as a PFIC in the current year or future years, but the PFIC tests must be applied each year, and it is possible that we may become a PFIC in the current year or a future year. In addition, there can be no assurance that the IRS or a court would agree with our interpretation of the guidance regarding active banking income. In the event that, contrary to our expectation, we are classified as a PFIC in any year in which a U.S. Holder owns our common shares, and the U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, distributions received in a taxable year that are greater than 125% of the average distributions received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), including gain the U.S. Holder recognizes on the sale of common shares. If we are a PFIC, a U.S. Holder will also generally be subject to similar rules with respect to our interests in any of our subsidiaries that are also PFICs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period the U.S. Holder has held common shares. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individual U.S. Holders, the denial of a step-up in the basis of the common shares at the U.S. Holder’s death.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraph with respect to our common shares by electing to mark the common shares to market, provided that the common shares are considered “marketable.” The common shares will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including the NYSE, or on a foreign stock exchange that meets certain requirements. If a U.S. Holder makes this mark-to-market election, each year in which we are a PFIC the U.S. Holder will be required to include as ordinary income the excess of the fair market value of the U.S. Holder’s common shares at year-end over the U.S. Holder’s basis in those shares. If at the end of the taxable year the U.S. Holder’s basis in the common shares exceeds their fair market value, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the U.S. Holder’s net mark-to-market gains from previous years. The U.S. Holder’s adjusted tax basis in the common shares will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain the U.S. Holder recognizes upon the sale of common shares in a year in which we are a PFIC will be taxed as ordinary income, and any loss will be treated as an ordinary loss to the extent of the U.S. Holder’s net mark-to-market gains from previous years.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the PFIC considerations discussed above and the desirability of making a mark-to-market election in the event that, contrary to our current expectations, we are treated as a PFIC.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in our common shares, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, our common shares to a U.S. Holder generally will be subject to the information reporting requirements of the U.S. Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption, if required. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Under sections 1471 through 1474 of the U.S. Code, Treasury regulations promulgated thereunder, intergovernmental agreements entered into between the United States and other countries and implementing laws in respect of the foregoing (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), investors in our common shares may be required to provide substantial information regarding their identities as well of that of their direct and indirect owners and this information may be reported to the IRS or other relevant tax authorities. In addition, it is possible that “passthru payments,” as defined under FATCA, on our common shares may be subject to a withholding tax of 30%. Regulations implementing this rule have not yet been adopted or proposed and the IRS has indicated that any such regulations would not be effective prior to January 1, 2019 (or, if later, the date on which final regulations on this issue are published). Holders of our common shares should consult their own tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as global coordinators and joint bookrunners, and J.P. Morgan Securities LLC is acting as a joint bookrunner, of the offering and as representatives (the “Representatives”) of each of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters dated the date of this prospectus (the “Underwriting Agreement”), each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Total

The Underwriting Agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by their counsel and to other conditions, such as the receipt by the using of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares. If an underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the Underwriting Agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed US$             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We have agreed to reimburse the underwriters for certain expenses in connection with this offering in an amount up to US$            .

Lock-Up Restrictions

We, our directors and officers and certain of our shareholders (approximately 125 shareholders), who are extended family members of our directors and officers, or entities in which our directors and officers participate as shareholders or directors, which together with our directors and officers hold 68.60% of our common shares, have agreed that, subject to certain exceptions described below, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the Representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock.

These agreements are subject to the following exceptions: (A) we may issue common stock issuable upon the conversion of securities or the exercise of warrants outstanding, including common stock issuable in exchange for shares of common stock of Banco Industrial S.A.; (B) our common shares may be: (i) transferred as a bona fide gift or gifts, (ii) transferred or distributed to family members, shareholders of a party subject to the lock-up (the “lock-up party”) or a trust for the direct or indirect benefit of the lock-up party and/or a family member of the lock-up party, (iii) upon the death of the lock-up party, transferred by the estate of the lock-up party, (iv) transferred to any business entity, investment fund or entity that controls, is controlled by, or is under common control of the lock-up party, and (v) with prior notice to the Representatives, sold or disposed of pursuant to a regulatory change that requires such a sale or disposition. In the case of (i) to (iv) above, the transferee, donee or distributee is to be bound by the same lock-up restrictions as the original shareholder.

The Representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of directors and officers, shall be with notice. As of the date of this prospectus, the Representatives do not have any present intention or understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day lock-up period.

Listing

We will apply to have our shares listed on NYSE under the symbol “BICA.”

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the Representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market for the shares will develop and continue after this offering.

The following table shows the underwriting discounts and commissions that we are to pay the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Per Share
	No Exercise	Full Exercise
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses	US$	US$

We estimate that the expenses of the offering, not including the underwriting discounts and commissions, will be US$            .

Price Stabilization

Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common shares. In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State at any time:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the international underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the international underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

D.	In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression of an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe to the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, and any offer subsequently made may only be directed at persons who are “qualified investors”

(as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or SIX or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, to us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market

Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING: The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offering. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the shares may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Panama

The shares have not been, and will not be, registered for public offering in Panama with the Panamanian Superintendency of the Securities Market (Superintendencia del Mercado de Valores, previously the National Securities Commission of Panama) under Panamanian Securities Law. Accordingly, the shares may not be offered or sold in Panama nor to persons domiciled in Panama, except in certain limited transactions exempted from the registration requirements of the Panamanian Securities Act. The shares do not benefit from tax incentives accorded by the Panamanian Securities Act, and are not subject to regulation or supervision by the Panamanian Superintendency of the Securities Market as long as the shares are privately offered to no more than 25 persons domiciled in Panama and result in the sale to no more than ten of such persons.

Notice to Prospective Investors in Guatemala

The shares will not be registered for public offering with the Securities Market Registry (Registro del Mercado de Valores y Mercancías) of Guatemala, and, accordingly, the shares may not be offered or sold: (i) directly or indirectly to any person in an open market or by any means of massive communication; (ii) through a third party or brokers to any individual person or entity that is considered an institutional investor, including entities that are under the supervision of the GSB, the Guatemalan Social Security Institute and/or any public or private pension fund; (iii) through a third party or broker, to any entity or vehicle used for purposes of collective investment; or (iv) to more than 35 individuals or entities whom at the time of the offering are not shareholders, even if the offer is divided into different series.

Notice to Prospective Investors in Mexico

The shares described in this prospectus are not being offered, sold or traded in Mexico pursuant to, and do not constitute, an oferta pública (public offering) in accordance with the Ley del Mercado de Valores, as amended (Mexican Securities Market Law, or “LMV”), or Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (the general rules, regulations and other general provisions issued by the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or “CNBV”), or “General Issuer’s Rules”), nor is the offering contemplated hereby being authorized by the CNBV; therefore, any such shares may not be offered or sold publicly, or otherwise be the subject of brokerage activities, in Mexico, except pursuant to a private placement exemption or other exemptions set forth in the Mexican Securities Market Law. As such, this offering can be made to any person in Mexico so long as the offering is conducted on a direct and personal basis and it complies, among other requirements as set forth under the LMV and the General Issuer’s Rules, with the following:

(i)	it is made to persons who are inversionistas institucionales (institutional investors) within the meaning of Article 2, Roman numeral XVII, of the LMV and regarded as such pursuant to the laws of Mexico, or inversionistas calificados (qualified investors) within the meaning of Article 2, Roman numeral XVI, of the LMV, and have the income, assets or qualitative characteristics provided for under Article 1, Roman numeral XIII of the General Issuer’s Rules, which require maintenance, in average over the past year, of investments in securities (within the meaning of the LMV) for an amount equal or greater than 1,500,000 Unidades de Inversión (Investment Units or “UDIs”), or in each of the last two years had a gross annual income equal to or greater than 500,000 UDIs; or

(ii)	it is made to persons who are shareholders of companies which fulfill their corporate purpose exclusively or substantially with such securities (e.g., investment companies authorized to invest in such securities); or

(iii)	it is made pursuant to a plan or applicable program for our or our affiliates’ employees or groups of employees; or

(iv)	it is made to less than 100 persons, to the extent such persons do not qualify under (i), (ii) or (iii) above.

In identifying proposed purchasers for the shares in Mexico, the underwriters will only contact persons or entities whom they reasonably believe are within one of the four categories described in the immediately preceding paragraph in items (i) through (iv). The underwriters may further require you to expressly reiterate that you fall into one of the above mentioned categories, that you further understand that the private offering of shares has less documentary and information requirements than public offerings do, and to waive the right to claim on any lacking thereof.

This prospectus may not be publicly distributed in Mexico, whether through mass media to indeterminate subjects or otherwise, and they are not intended to serve as an application for the registration of the shares before the CNBV or listing of the shares before the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or “BMV”), nor as a prospectus in connection with a public offering in Mexico. This prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV. The CNBV has not assessed or passed on the investment quality of the shares, our solvency, liquidity or credit quality or the accuracy or completeness of the information provided in this prospectus. In making an investment decision, all investors, including any Mexican investors who may acquire the shares from time to time, must rely on their own review and examination of our company. The acquisition of the shares by an investor who is a resident of Mexico will be made under its own responsibility.

Notice to Prospective Investors in Colombia

The shares have not been and will not be offered in Colombia through a public offering of securities pursuant to Colombian laws and regulations, nor will they be registered in the Colombian National Registry of Securities and Issuers or listed on a regulated securities trading system such as the Colombian Stock Exchange.

Notice to Prospective Investors in Brazil

The offer of shares described in this prospectus will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the shares have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The shares have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Notice to Prospective Investors in Chile

Pursuant to Law No. 18,045 of Chile (the securities market law of Chile) and Rule (Norma de Carácter General) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros de Chile or “SVS”), the shares may be privately offered in Chile to certain “qualified investors” identified as such by Rule 336 (which in turn are further described in rule No. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be provided to prospective investors in Chile;

(1)	Date of commencement of the offer: , 2017. The offer of the shares is subject Rule (Norma de Carácter General) No. 336, dated June 27, 2012, issued by the SVS;

(2)	The shares and the prospectus are not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the foreign securities registry (Registro de Valores Extranjeros) of the SVS and as such as not subject to the oversight of the SVS;

(3)	Since the shares are not registered in Chile, there is no obligation by the issuer to make publicly available information about the shares in Chile; and

(4)	The shares shall not be subject to a public offering in Chile unless registered with the relevant Securities Registry of the SVS.

Global Coordinators and Joint Bookrunners

The addresses of the global coordinators and joint bookrunners are as follows:

Merril Lynch, Pierce, Fenner & Smith

                        Incorporated

One Bryant Park

New York, NY, 10036

United States of America

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY, 10179

United States of America

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in U.S. dollars)	Percentage of Net Proceeds of the Offering(%)
Securities and Exchange Commission registration fee	US$
NYSE listing fee	US$
Financial Industry Regulatory Authority filing fee	US$
Printing expenses	US$
Legal fees and expenses	US$
Accountant fees and expenses	US$
Miscellaneous costs	US$

Total	US$

The total underwriting discounts and commissions that we are required to pay will be US$        , or     % of the gross proceeds of the offering. All amounts in the table are estimated except the Securities and Exchange Commission registration fee, NYSE listing fee and the Financial Industry Regulatory Authority (FINRA) filing fee.

VALIDITY OF SECURITIES

The validity of the shares and certain other matters governed by Panamanian law will be passed upon for us by Galindo, Arias y López. Certain matters governed by U.S. law will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Certain matters governed by Guatemalan law will be passed upon for us by Mayora & Mayora, S.C. and for the underwriters by Consortium Legal. A non-practicing partner of Consortium Legal is a member of our board of directors, our executive committee and the board of directors of Banco Industrial.

EXPERTS

The consolidated financial statements of Bicapital Corporation and subsidiaries as of March 31, 2017 and 2016 and for each of the years in the three-year period ended March 31, 2017 have been included herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Upon completion of this offering we will be subject to the informational requirements of the Exchange Act, that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from March 31, the end of our fiscal year. In addition, as a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our directors and officers will not be subject to Section 16 of the Exchange Act relating to insider short-swing profit disclosure and recovery regime.

You may request a copy of our SEC filings, at no cost, by contacting us at the address, e-mail or telephone number specified below.

Bicapital Investor Relations

Samuel Lewis Avenue and 57th Street

Obarrio

Panama City, Panama

+ (507) 396 9852

investor_relations@bicapitalcorp.com

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation (sociedad anónima) organized and existing under the laws of Panama. All of our directors, officers, controlling persons and the experts named herein reside outside the United States, and all or a substantial portion of our and their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, including with respect to matters arising under the federal securities laws of the United States, or to enforce against such persons or against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

We have appointed CT Corporation System as our agent upon whom process may be served in connection with any proceeding in the United States. CT Corporation System’s offices are located at 111 Eight Avenue, New York, New York 10011.

Panama

We have been advised by our special Panamanian counsel, Galindo, Arias & López, that no bilateral or multilateral treaties exist between the United States and Panama for the reciprocal enforcement of foreign judgments and judgments of courts outside Panama, including but not limited to judgments of United States courts. Such judgments may only be recognized and enforced by the courts of Panama in the event that the Supreme Court of Panama validates the judgment by the issuance of a writ of exequatur. Subject to a writ of exequatur, any final judgment rendered by any federal or state court located in the State of New York will be recognized, conclusive and enforceable in the courts of Panama without reconsideration of the merits, provided that (i) such foreign court grants reciprocity to the enforcement of judgments of courts of Panama, (ii) the party against whom the judgment was rendered, or its agent, was personally served in such action, (iii) the judgment arises out of a personal action against the defendant, (iv) the obligation in respect of which the judgment was rendered is lawful in Panama and does not contradict the public policy of Panama, (v) that the judgment has been rendered by a competent court, in other words, that it has not violated the putative jurisdiction of the Panamanian courts, (vi) the judgment is properly authenticated by diplomatic or consular officers of Panama or pursuant to the 1961 Hague Convention on the legalization of documents and (vii) a copy of the final judgment is translated into Spanish by a licensed translator in Panama. In addition, there is doubt as to whether a Panamanian court would impose civil liability on us, our directors or officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Panama against us or such directors or experts, respectively. It is possible, however, that a Panamanian court could impose civil liability on us, our directors or officers or certain experts named herein, in an original action brought in a court of competent jurisdiction in Panama, predicated upon the U.S. federal securities laws, as long as the violations of said laws that are the basis of the third-party claim have been subject to a previous review and decision by the competent government agency in charge of determining such violations.

Guatemala

Judgments of U.S. courts for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Guatemala, subject to certain requirements described below. A judgment obtained outside Guatemala would be enforceable in Guatemala without reconsideration of the merits by a Guatemalan court, subject to the conditions enumerated in the next sentence. Enforcement generally will occur if the foreign judgment: (a) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is rendered, whose courts would enforce, reciprocally, judgments by Guatemalan courts, (b) is issued by a competent court after proper service of process and was not rendered in default of defendant, (c) is not subject to appeal or any further proceedings, (d) is authenticated by a Guatemalan consular office in the country where the foreign judgment is issued and, if issued in another language, is translated into Spanish by a licensed translator in Guatemala and (e) refers to a civil or commercial action in personam, to obligations that are legal in Guatemala, and is not contrary to Guatemalan overriding public policy (as set forth in Guatemalan law).

Notwithstanding the foregoing, no assurance can be given that enforcement will be obtained, that the process described above can be conducted in a timely manner or that a Guatemalan court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the shares. We have been advised by our special Guatemalan counsel, Mayora & Mayora, S.C., that (a) original actions predicated upon the federal securities laws of the United States, seeking a declaration that defendant is civilly liable, may be brought in Guatemalan courts and that, subject to Guatemalan rules of international private law, public policy, public morality and national sovereignty, Guatemalan courts may enforce civil liabilities in such actions against us, our directors, certain of our officers and the advisors named herein, (b) a default judgment rendered against us in a foreign jurisdiction would likely not be enforceable in Guatemala, and (c) the ability of a judgment creditor or other persons named above to satisfy a judgment by attaching certain of our assets is limited by certain provisions of Guatemalan law, such as Article 43 of the Organic Law of the Guatemalan Central Bank, which provides that compulsory deposits maintained by financial institutions (including us) with the Guatemalan Central Bank are immune from attachment. In addition, there is doubt as to whether a Guatemalan court would impose civil liability in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Guatemala.

Honduras

According to the Civil Procedure Code of Honduras, judgments of U.S. courts, arbitral courts and/or judicial resolutions may be applicable and enforced in Honduras, subject to the following conditions: (a) judgments must fulfill all formalities required for its enforceability under the laws of the country where the foreign judgment is rendered, whose courts would enforce, reciprocally, judgments by Honduran courts, (b) judgments must be issued by a competent court after proper service of process and was not rendered in default of defendant or in violation of defense rights and must fulfill all the necessary requirements to be considered a formal judgment, (c) judgment must be definitive and final, not subject in any manner to appeal or any further proceedings and must not affect public principles under Honduran law, (d) judgment title must be authenticated by a Honduran consular office in the country where the foreign judgment is issued and, if issued in another language, it must be translated into Spanish language by a licensed translator in Honduras, (e) judgment shall only be recognized by the Supreme Court of Honduras, and (f) judgment must not result in incompatibility with any other judgment previously and/or simultaneously rendered by a judicial competent authority. In addition, there is doubt as to whether an Honduran court would impose civil liability in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Honduras.

El Salvador

Unless any specific international treaty provides otherwise, foreign judgments and arbitral awards will be recognized and enforced by Salvadoran courts through the granting of an “exequatur” by the Supreme Court, provided that: (a) the judgment was issued by a competent court; (b) all parties to the process were duly served; (c) it complies with the law of the country where it was issued and bears an apostille or is authenticated; and (d) it does not violate El Salvador’s sovereignty, public policy and good morals. Prior to granting of an “exequatur,” the Supreme Court shall grant a hearing to the other party. In addition, there is doubt as to whether a Salvadoran court would impose civil liability in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in El Salvador.

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Financial Statements of Bicapital Corporation and Subsidiaries as of June 30, 2017 and for the Three-Month Periods Ended June 30, 2017 and 2016

Condensed Consolidated Statements of Financial Position	F-4

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-6

Condensed Consolidated Statements of Changes in Equity	F-8

Condensed Consolidated Statements of Cash Flows	F-10

Notes to Condensed Consolidated Financial Statements	F-12

Audited Consolidated Financial Statements of Bicapital Corporation and Subsidiaries as of March 31, 2017 and 2016 and for the Years Ended March 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm	F-39

Consolidated Statements of Financial Position	F-40

Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-42

Consolidated Statements of Changes in Equity	F-44

Consolidated Statements of Cash Flows	F-46

Notes to the Consolidated Financial Statements	F-48

Bicapital Corporation

(Panama, Republic of Panama)

Condensed Consolidated Interim Financial Statements

As of June 30, 2017 and March 31, 2017

for the three-months ended as of June 30, 2017 and 2016

Bicapital Corporation

Bicapital Corporation

Condensed Consolidated Statements of Financial Position

As of June 30, 2017 and March 31, 2017

(In US Dollars)

	Note	June 30, 2017	March 31, 2017
Assets
Cash and cash equivalents		1,825,170,683	1,731,861,586
Investment securities		3,454,338,110	3,578,357,746
Loans, net	7	9,027,558,431	8,834,426,375
Other receivables		209,495,896	201,305,428
Prepayments		61,467,134	57,700,595
Assets under insurance contracts		80,568,959	81,574,555
Restricted cash		112,705,114	112,600,876
Foreclosed assets		25,247,463	21,763,039
Property and equipment, net	9	332,438,104	342,019,722
Goodwill	10	146,799,170	146,757,754
Intangible assets, net		27,029,236	28,611,578
Investment property, net		50,305,265	40,513,743
Other assets		11,176,969	10,137,230

Total assets		15,364,300,534	15,187,630,227

The notes on pages 9 to 40 are an integral part of these condensed consolidated interim financial statements.

Bicapital Corporation

Condensed Consolidated Statements of Financial Position

As of June 30, 2017 and March 31, 2017

(In US Dollars)

	Note	June 30, 2017	March 31, 2017
Liabilities
Deposits and obligations from customers	12	9,473,053,395	9,134,061,101
Borrowings	13	2,947,608,818	3,124,604,985
Debt securities issued		792,018,325	782,559,439
Accruals and deferred income		299,496,732	267,563,500
Insurance reserves		157,290,544	168,769,094
Provisions		17,234,991	30,308,231
Liabilities under insurance contracts		33,940,712	33,949,307
Derivative liabilities held for risk management		234,978	560,564
Employee benefits	14	54,652,687	52,703,856
Deferred tax	11	17,518,709	16,565,095
Subordinated liabilities		196,381,547	193,060,813

Total liabilities		13,989,431,438	13,804,705,985

Equity
Share capital	15 (a)	423,827,332	437,431,510
Reserves		569,465,347	460,313,031
Capital contributions		54,068,809	7,097,369
Retained earnings		267,125,520	420,336,240
Translation reserve		23,441,702	22,294,481
Actuarial losses		(1,598,544)	(1,598,544)

Equity attributable to owners of Bicapital		1,336,330,166	1,345,874,087
Non-controlling interest		38,538,930	37,050,155

Total equity		1,374,869,096	1,382,924,242

Total equity and liabilities		15,364,300,534	15,187,630,227

The notes on pages 9 to 40 are an integral part of these condensed consolidated interim financial statements.

Bicapital Corporation

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended June 30, 2017, and 2016

(In US Dollars)

		Three months ended June 30,
	Note	2017	2016
Interest income	17	251,315,586	232,016,118
Interest expense	17	(119,916,277)	(113,723,553)

Net interest income		131,399,309	118,292,565

Loan allowance for impairment	7	(12,080,061)	(11,806,141)

Net interest income after provisions		119,319,248	106,486,424
Fee and commission income	18	52,267,536	43,477,359
Fee and commission expense	18	(9,674,091)	(8,680,891)

Net fee and commission income		42,593,445	34,796,468

Premiums earned	19	87,268,421	74,155,085
Technical reserves	19	(22,550,508)	(17,591,244)
Acquisition and renewal costs		(33,226,320)	(26,927,301)
Expenses for insurance claims		(24,224,578)	(23,852,662)

Net premiums income		7,267,015	5,783,878

Profit for banking and insurance operation		169,179,708	147,066,770

Operating and administrative expenses	20	(120,838,226)	(103,624,073)
Other expenses		(5,882,992)	(5,697,137)
Other income	21	21,357,125	18,958,088

Profit before income tax		63,815,615	56,703,648
Income tax	11	(9,169,481)	(6,313,030)

Profit for the periods		54,646,134	50,390,618

The notes on pages 9 to 40 are an integral part of these condensed consolidated interim financial statements.

Bicapital Corporation

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended June 30, 2017 and 2016

(In US Dollars)

		Three months ended June 30,
	Note	2017	2016
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		—	4,956,314
Related tax		—	(1,267,874)

		—	3,688,440
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences for foreign operations		1,262,405	1,925,863

		1,262,405	1,925,863

Other comprehensive income, net of tax		1,262,405	5,614,303

Total comprehensive income		55,908,539	56,004,921

Profit attributable to:
Equity holders of Bicapital		52,614,456	48,623,032
Non-controlling interests		2,031,678	1,767,586

		54,646,134	50,390,618

Total comprehensive income attributable to:
Equity holders of Bicapital		53,761,677	54,205,021
Non-controlling interests		2,146,862	1,799,900

		55,908,539	56,004,921

Earnings per share
Basic and diluted earnings per share (dollar)		0.4674	0.4403

The notes on pages 9 to 40 are an integral part of these condensed consolidated interim financial statements.

Bicapital Corporation

Condensed Consolidated Statements of Changes in Equity

For the three-months ended June 30, 2017

(In US Dollars)

	Note	Share capital	Reserves	Capital contribution	Retained earnings	Translation reserve	Actuarial losses	Equity attributable to the owners of Bicapital	Non-controlling interest	Total equity
Balances at March 31, 2017		437,431,510	460,313,031	7,097,369	420,336,240	22,294,481	(1,598,544)	1,345,874,087	37,050,155	1,382,924,242
Total comprehensive income for the period:
Profit for the period		—	—	—	52,614,456	—	—	52,614,456	2,031,678	54,646,134
Other comprehensive income		—	—	—	—	1,147,221	—	1,147,221	115,184	1,262,405

Total comprehensive income for the period		—	—	—	52,614,456	1,147,221	—	53,761,677	2,146,862	55,908,539

Transactions with owners of the Company
Contributions and distributions
Prepaid shares	15 (a)	—	—	46,971,440	—	—	—	46,971,440	—	46,971,440
Exchange of shares	15 (a)	69,062	—	—	—	—	—	69,062	(69,062)	—
Dividends	15 (b)	—	—	—	(96,672,860)	—	—	(96,672,860)	(589,025)	(97,261,885)
Increase in reserves	15 (c)	—	108,652,666	—	(108,652,666)	—	—	—	—	—
Constitution of dynamic provision	23	—	499,650	—	(499,650)	—	—	—	—	—
Acquisition of own shares		(13,673,240)	—	—	—	—	—	(13,673,240)	—	(13,673,240)

Total transactions with owners of the Company		(13,604,178)	109,152,316	46,971,440	(205,825,176)	—	—	(63,305,598)	(658,087)	(63,963,685)

Balances at June 30, 2017		423,827,332	569,465,347	54,068,809	267,125,520	23,441,702	(1,598,544)	1,336,330,166	38,538,930	1,374,869,096

The notes on pages 9 to 40 are an integral part of these condensed consolidated interim financial statements.

Bicapital Corporation

Condensed Consolidated Statement of Changes in Equity

For the three-months ended June 30, 2016

(In US Dollars)

	Note	Share capital	Reserves	Capital contribution	Retained earnings	Translation reserve	Actuarial losses	Equity attributable to the owners of Bicapital	Non-controlling interest	Total equity
Balances at March 31, 2016		392,306,106	259,408,125	7,097,369	487,177,877	(16,316,843)	(6,137,191)	1,123,535,443	35,185,985	1,158,721,428
Total Comprehensive income for the period:
Profit for the period		—	—	—	48,623,032	—	—	48,623,032	1,767,586	50,390,618
Other comprehensive income		—	—	—	—	1,893,549	3,688,440	5,581,989	32,314	5,614,303

Total comprehensive income for the period		—	—	—	48,623,032	1,893,549	3,688,440	54,205,021	1,799,900	56,004,921

Transactions with owners of the Company
Contributions and distributions
Prepaid shares		—	—	40,834,253	—	—	—	40,834,253	—	40,834,253
Increase in permanent contributions		—	—	300,120	(300,120)	—	—	—	—	—
Exchange of shares	15 (a)	40,485	—	—	—	—	—	40,485	(40,485)	—
Dividends	15 (b)	—	—	—	(88,908,357)	—	—	(88,908,357)	(2,678,164)	(91,586,521)
Increase in reserves	15 (c)	—	51,366,907	—	(51,366,907)	—	—	—	—	—

Total transactions with owners of the Company		40,485	51,366,907	41,134,373	(140,575,384)	—	—	(48,033,619)	(2,718,649)	(50,752,268)

Balances at June 30, 2016		392,346,591	310,775,032	48,231,742	395,225,525	(14,423,294)	(2,448,751)	1,129,706,845	34,267,236	1,163,974,081

The notes on pages 9 to 40 are an integral part of these condensed consolidated interim financial statements.

Bicapital Corporation

Condensed Consolidated Statements of Cash Flows

For the three-months ended June 30, 2017 and 2016

(In US Dollars)

		Three months ended June 30,
	Note	2017	2016
Cash flows from operating activities:
Profit		54,646,134	50,390,618
Adjustments for:
Net impairment loss	7	12,080,061	11,806,141
Depreciation	20	6,627,083	5,852,135
Amortization	20	3,220,026	3,024,608
Interest income	17	(251,315,586)	(232,016,118)
Interest expense	17	119,916,277	113,723,553
Unrealized foreign currency (gain) & loss		3,770,688	(8,291,427)
Income on sale of property and equipment		(356,896)	(4,167)
Tax expense	11	9,169,481	6,313,030

Sub-total		(42,242,732)	(49,201,627)

Changes in:
Loans		(204,151,242)	(128,100,204)
Other receivables		(9,068,133)	14,898,748
Prepayments		(4,528,278)	(8,149,270)
Assets under insurance contracts		1,005,596	(4,764,797)
Restricted cash		(104,238)	(2,463,016)
Foreclosed assets		(3,484,424)	(2,221,107)
Other assets		(970,677)	746,982
Deposits and obligations from customers		341,783,035	294,519,454
Accruals and deferred income		31,933,520	2,584,806
Insurance reserves		(11,478,550)	1,909,536
Provisions		(13,062,604)	(6,781,372)
Liabilities under insurance contracts		(8,595)	2,947,239
Derivative liabilities held for risk management		(325,586)	(45,379)
Employee benefits		1,948,831	2,378,901

Sub-total		129,488,655	167,460,521

Interest received		267,946,582	241,646,979
Interest paid		(126,137,670)	(118,278,364)
Income tax paid		(8,226,504)	(6,422,857)

Sub-total		133,582,408	116,945,758

Net cash from operating activities		220,828,331	235,204,652

The notes on pages 9 to 40 are an integral part of these condensed consolidated interim financial statements.

Bicapital Corporation

Condensed Consolidated Statements of Cash Flows

For the three-months ended June 30, 2017 and 2016

(In US Dollars)

		Three months ended June 30,
	Note	2017	2016
Cash flow from investing activities:
Acquisition of investment securities		(610,837,328)	(676,660,437)
Proceeds from maturity of investment securities		717,006,711	557,249,810
Acquisition of properties and equipment	9	(7,424,477)	(6,106,652)
Proceeds from sale of properties and equipment		1,579,458	40,772
Acquisition of intangible assets		(859,074)	(4,287,769)

Net cash from (used in) investing activities		99,465,290	(129,764,276)

Cash flow from financing activities:
Prepaid shares	15 (a)	46,971,440	40,834,255
Acquisition of own shares		(13,673,240)	—
Dividends paid	15 (b)	(97,261,885)	(91,586,522)
Proceeds from loans and borrowings from banks		1,300,391,936	1,307,708,784
Payment of loans and borrowings from banks		(1,470,699,831)	(1,410,905,133)
Proceeds from issue debt securities		2,712,733,030	2,596,886,771
Payment of debt securities		(2,706,532,053)	(2,531,767,492)
Proceeds from government repurchase agreements		—	100,000,000
Repayment of government repurchase agreements		—	(205,000,000)

Net cash (used in) financing activities		(228,070,603)	(193,829,337)

Net increase (decrease) in cash and cash equivalents		92,223,018	(88,388,961)
Cash and cash equivalents:
At beginning of the year		1,731,861,586	1,760,720,359
Effect of exchange rate fluctuations on cash and cash equivalents held		1,086,079	16,993,158

At end of the periods		1,825,170,683	1,689,324,556

The notes on pages 9 to 40 are an integral part of these condensed consolidated interim financial statements.

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(1) Reporting entity

Bicapital Corporation (“Bicapital” or “the Company”) was incorporated pursuant to the laws of the Republic of Panama on November 15, 2006 for an indefinite time period as a holding company. The Company’s registered office is located at avenue Samuel Lewis, street No. 57, Obarrio, Panama, Republic of Panama.

Bicapital Corporation has been established as a holding company of a group of entities that are mainly involved in investment, commercial and consumer banking activities, asset management, and insurance services. The entities, in which Bicapital Corporation is a shareholder, operate in the Republic of Guatemala, Republic of Honduras, Republic of El Salvador, Republic of Panama, Commonwealth of the Bahamas and the United States of America.

The condensed consolidated interim- financial statements (“interim financial statements”) as at and for the three-months ended at June 30, 2017, comprise the Company and its subsidiaries (referred to as the “Group” or individually as “Group Entities”).

(2) Basis of preparation

(a) Statement of compliance and basis of preparation-

These interim financial statements have been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting, and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended March 31, 2017 (“last annual financial statements”). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on August 17, 2017.

The results of operations in the interim periods are not necessarily indicative of the results expected for the full year.

(b) Functional and presentation currency-

The interim financial statements and its notes are expressed in United States dollars which is presentation currency and the functional currency is the Guatemalan quetzal (“quetzal” or “Q”).

Most of the main entities operate in Guatemala. For disclosure purposes, when in a note we refer to “domestic currency” we imply the amount corresponds to Guatemalan Quetzals (GTQ) converted to the presentation currency (USD). The term “foreign currency” is used for amounts in currencies other than the Guatemalan Quetzal.

Except when otherwise indicated, all amounts have been rounded to the nearest unit.

(c) Basis of measurement-

The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for the following significant items:

1.	Derivative financial instruments that are measured at fair value with changes through profit or loss; and

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

2.	Employee define benefit obligation measured at fair value of plan assets less present value of the obligation.

(d) Use of estimates and judgments-

In preparing these interim financial statements management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended March 31, 2017.

(3) Significant accounting policies

The accounting policies applied in these interim financial statements are the same as those applied in the last annual financial statements.

(4) Standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2017 and earlier application is permitted; however, the Company has not early adopted the following new or amended standards in preparing these condensed consolidated interim financial statements.

The Company has the following updates to information provided in the last annual financial statements about the standards issued but not yet effective that may have a significant impact on the Company’s consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Company currently plans to apply IFRS 9 initially on April 1, 2018.

The actual impact of adopting IFRS 9 on the Company’s consolidated financial statements in 2018 is not known and cannot be reasonably estimated because it will be dependent on the financial instruments that the Company holds and economic conditions at that time, as well as accounting elections and judgments that it will make in the future. The new standard will require the Company to revise its accounting processes and internal controls related to reporting financial instruments and these changes are not yet complete. However, the Company has performed a preliminary assessment of the potential impact of the adoption of IFRS 9 based on its positions at June 30, 2017.

i. Classification—financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

Based on its preliminary assessment, the Company does not believe that the new classification requirements, if they had been applied at June 30 2017, would have had a material impact on its accounting for trade receivables, loans, investments in debt securities and investments in equity securities that are managed on an amortized cost basis.

ii. Impairment—financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ (ECL) model. This will require considerable judgment as to how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.

The new impairment model will apply to financial assets measured at amortized cost or FVOCI, except for investments in equity instruments, and to contract assets.

Under IFRS 9, loss allowances will be measured on either of the following bases:

•	12-months ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12-months ECL measurement applies if it has not. An entity may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date. However, lifetime ECL measurement always applies for trade receivables and contract assets without a significant financing component; an entity may choose to apply this policy also for trade receivables and contract assets with a significant financing component.

The Company is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9. The Company believes that impairment losses are likely to increase and become more volatile for assets in the scope of the IFRS 9 impairment model and has not yet finalized the impairment methodologies that it will apply under IFRS 9.

(5) Financial risk management

The Company is exposed to the following risks from financial instruments, for which it conducts risk management efforts:

•	credit risk

•	liquidity risk

•	market risk

•	management of capital

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

The Company’s financial risk management objectives and policies are consistent with those disclosed in the last annual financial statements as of and for the year ended March 31, 2017.

This note presents information about the Company’s exposure to each of the above risks, and Company’s objectives, policies and processes for measuring and managing risks. Further quantitative disclosures are included throughout consolidated financial statements.

Allowance for loan losses and other receivables

The Company considers evidence of impairment for its loans and other accounts receivable at both individually significant level and on a collective level. Loans and other accounts receivable not individually significant are assessed collectively for potential impairment by grouping items with similar risk characteristics. Moreover, individually significant loans and other accounts receivable are assessed for potential specific impairment.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management´s judgment as to whether the current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss in the “Loan impairment charges” line item and reflected in an allowance for loan losses. When a subsequent event causes the amount of impairment loss to decrease, the decrease in the allowance for loan losses is reversed through profit or loss in the “Loan impairment charges” line item.

When financial assets are deemed unrecoverable, they are written-off against the allowance. In the event that such assets are recovered, such amounts are recognized as cash and cash equivalents against income in the “Other operating income” line item.

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

The following table analyzes the Group’s loans, which is exposed to credit risk and its corresponding assessment according to the above risk classification:

			June 30, 2017
Category	Classification	Condition	Assessed for individual impairment	Assessed for collective impairment past due over 30 days	Assessed for collective impairment current and past due up to 30 days	Total
A	Normal risk	Normal	—	—	8,834,364,512	8,834,364,512
B	Higher than normal risk	Supervised	—	173,309,110	—	173,309,110
C	Expected losses	Deficient	—	45,881,208	—	45,881,208
D	Significant expected losses	Doubtful	—	24,116,646	—	24,116,646
E	High default risk	Non Compliance	6,924,333	34,490,754	—	41,415,087

Total			6,924,333	277,797,718	8,834,364,512	9,119,086,563
	Allowance for loan losses		(4,024,577)	(46,810,977)	(40,692,578)	(91,528,132)

Total Net			2,899,756	230,986,741	8,793,671,934	9,027,558,431

			March 31, 2017
Category	Classification	Condition	Assessed for individual impairment	Assessed for collective impairment past due over 30 days	Assessed for collective impairment current and past due up to 30 days	Total
A	Normal risk	Normal	—	—	8,651,431,152	8,651,431,152
B	Higher than normal risk	Supervised	—	166,331,119	—	166,331,119
C	Expected losses	Deficient	—	43,745,613	—	43,745,613
D	Significant expected losses	Doubtful	—	23,325,206	—	23,325,206
E	High default risk	Non Compliance	6,870,501	31,013,196	—	37,883,697

Total			6,870,501	264,415,134	8,651,431,152	8,922,716,787
	Allowance for loan losses		(3,959,195)	(43,304,912)	(41,026,305)	(88,290,412)

Total Net			2,911,306	221,110,222	8,610,404,847	8,834,426,375

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

	June 30,	March 31,
	2017	2017
Neither past due nor impaired
Category “A”	8,834,364,512	8,651,431,152
Past due but not impaired
From 31 to 60 days	128,959,804	121,654,285
From 61 to 90 days	57,759,696	57,559,852
From 91 to 180 days	43,675,344	39,942,095
Over 180 days	47,402,874	45,258,902

Sub-total	277,797,718	264,415,134
Individually impaired
Category “D”	—	—
Category “E”	6,924,333	6,870,501

Sub-total	6,924,333	6,870,501

Total	9,119,086,563	8,922,716,787

(6) Fair value of financial instruments

The Company measures the fair value of financial instruments using valuation models according to the fair value hierarchy, which reflects the degree of subjectivity shown by the models and their inputs, with regard to the public market information.

In the case of financial instruments that are rarely traded and have little market for pricing, the fair value is less objective and requires a higher degree of judgment; in order to establish the fair value should be taken into account data inputs such as liquidity of the instrument, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Fair value hierarchy

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical financial instruments.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability -that are not based on observable market data (unobservable inputs).

The following is a description of the methods used for calculating the fair value of the company’s financial instruments:

•	The measurement of fair value of the derivatives held for risk management (assets and liabilities) is carried out at the market value presented by the counterparty.

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

•	The fair value of cash and cash equivalents, due to their short-term nature, is their book value at the reporting date.

•	The fair value of securities held to maturity is estimated using a cash flow discount model, based on information of a secondary market.

•	The fair value of the loan portfolio is calculated using the present value method; through discounted future cash flows at comparative rates of similar instruments with the same characteristics, based on the amortized cost of the credits.

•	The fair value of financial liabilities: deposits and obligations from customers, borrowings, debt securities issued and subordinated liabilities was calculated using future cash flows discounted at a comparative rate of similar instruments with the same characteristics.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. For the three-months ended June 30, 2017 and March 31, 2017, there were no transfers between levels of the fair value hierarchy.

Carrying amounts and fair value

The following tables shows the carrying amount and fair value of financial assets and financial liabilities, including their levels of the fair value hierarchy for financial instruments measured at fair value. This table does not include fair value information for financial assets and liabilities not measured at fair value, if the carrying amount is a reasonable approximation to its fair value.

June 30, 2017		Fair value
Concept	Carrying amount	Level 1	Level 2	Level 3	Total
Financial instruments measured at fair value
Liabilities
Derivative liabilities held for risk management	234,978	—	234,978	—	234,978
Financial instruments not measured at fair value
Assets
Investment securities	3,454,338,110	—	3,739,288,298	—	3,739,288,298
Loans	9,027,558,431	—	—	9,109,624,666	9,109,624,666

	12,481,896,541	—	3,739,288,298	9,109,624,666	12,848,912,964

Liabilities
Term deposits and obligations from customers	4,203,805,980	—	—	4,197,212,865	4,197,212,865
Borrowings	2,947,608,818	—	—	2,940,875,826	2,940,875,826
Subordinated liabilities	196,381,547	—	197,806,913	—	197,806,913
Debt securities issued	792,018,325	—	781,351,808	—	781,351,808

	8,139,814,670	—	979,158,721	7,138,088,691	8,117,247,412

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

March 31, 2017		Fair value
Concept	Carrying amount	Level 1	Level 2	Level 3	Total
Financial instruments measured at fair value
Liabilities
Derivative liabilities held for risk management	560,564	—	560,564	—	560,564
Financial instruments not measured at fair value
Assets
Investment securities	3,578,357,746	—	3,874,824,036	—	3,874,824,036
Loans	8,834,426,375	—	—	8,919,372,754	8,919,372,754

	12,412,784,121	—	3,874,824,036	8,919,372,754	12,794,196,790

Liabilities
Term deposits and obligations from customers	3,941,205,631	—	—	3,939,294,268	3,939,294,268
Borrowings	3,124,604,985	—	—	3,118,591,392	3,118,591,392
Subordinated liabilities	193,060,813	—	194,502,058	—	194,502,058
Debt securities issued	782,559,439	—	774,317,708	—	774,317,708

	8,041,430,868	—	968,819,766	7,057,885,660	8,026,705,426

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(7) Loans, net

Below is the composition of loans and advances to customers divided by category as well as its provision for impairment as of the reporting dates:

	June 30, 2017
	Gross amount	Allowance for loan losses	Book value
Commercial
Loans	5,959,732,217	(22,587,413)	5,937,144,804
Commercial paper	89,710,609	(310,509)	89,400,100
Financial leasing	30,577,930	(190,249)	30,387,681
Credit cards	2,126,122	(32,161)	2,093,961

	6,082,146,878	(23,120,332)	6,059,026,546
Small and Medium Enterprise
Loans	528,533,693	(7,803,449)	520,730,244
Discounted documents	37,980,071	(755,782)	37,224,289
Credit cards	19,969,318	(935,854)	19,033,464
Financial leasing	9,809,904	(487,460)	9,322,444
Loans in deposit accounts	447,854	(31)	447,823

	596,740,840	(9,982,576)	586,758,264
Consumer
Loans	648,088,061	(16,457,550)	631,630,511
Credit cards	362,565,357	(24,300,303)	338,265,054
Temporary overdrafts	7,270,209	(37,097)	7,233,112
Loans in deposit accounts	990,585	(22)	990,563
Discounted documents	348,947	(28,689)	320,258
Financial leasing	196,683	(8,712)	187,971

	1,019,459,842	(40,832,373)	978,627,469
Microcredits
Loans	93,826,996	(6,365,693)	87,461,303
Credit cards	16,086,099	(931,466)	15,154,633
Financial leasing	656,060	(15,845)	640,215
Discounted documents	181,257	(11,707)	169,550

	110,750,412	(7,324,711)	103,425,701
Mortgages
Loans	1,309,988,591	(10,268,140)	1,299,720,451

Total loans and advances to customers	9,119,086,563	(91,528,132)	9,027,558,431

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

	March 31, 2017
	Gross amount	Allowance for loan losses	Book value
Commercial
Loans	5,851,638,567	(23,446,405)	5,828,192,162
Commercial paper	90,435,539	(344,084)	90,091,455
Financial leasing	32,332,824	(223,409)	32,109,415
Credit cards	1,608,437	(26,724)	1,581,713

	5,976,015,367	(24,040,622)	5,951,974,745
Small and Medium Enterprise
Loans	519,573,663	(8,626,380)	510,947,283
Discounted documents	36,945,340	(773,196)	36,172,144
Credit cards	19,068,528	(801,958)	18,266,570
Financial leasing	9,845,199	(432,645)	9,412,554
Loans in deposit accounts	165,803	(11)	165,792

	585,598,533	(10,634,190)	574,964,343
Consumer
Loans	623,212,425	(14,679,932)	608,532,493
Credit cards	345,614,295	(22,099,404)	323,514,891
Temporary overdrafts	8,673,825	(71,641)	8,602,184
Loans in deposit accounts	900,026	(20)	900,006
Discounted documents	439,263	(20,689)	418,574
Financial leasing	195,928	(8,392)	187,536

	979,035,762	(36,880,078)	942,155,684
Microcredits
Loans	90,302,444	(6,079,694)	84,222,750
Credit cards	15,575,531	(765,096)	14,810,435
Financial leasing	739,068	(13,591)	725,477
Discounted documents	161,543	(8,699)	152,844

	106,778,586	(6,867,080)	99,911,506
Mortgages
Loans	1,275,288,539	(9,868,442)	1,265,420,097

Total loans and advances to customers	8,922,716,787	(88,290,412)	8,834,426,375

	Allowance for loan impairment losses
	Three months ended June 30,
	2017	2016
Balance at beginning of the period	88,290,412	91,846,828
Charge of the period to profit and loss	12,080,061	11,806,141
Charge-offs	(8,922,055)	(16,225,202)
Effect of difference in exchange rate	79,714	349,295

Balance at end of the period	91,528,132	87,777,062

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

Loans are subject to charge-offs when all possible collection mechanisms have been exhausted.

Charge-offs do not, however, eliminate the obligation of our banking entities to continue to engage in collection efforts to accomplish recovery. The corresponding committee in each of our banking entities is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectible. The recovery of charged-off loans is accounted for as income in our consolidated statement of income under other operating income.

For the three-months ended June 30, 2017 and 2016, US$2,847,626 and US$2,319,225 respectively, were recovered from loans that were written-off and recognized as “Other operating income”.

(8) Related parties

(a) Remuneration of key management personnel-

Key management members received the following remuneration during the three-months ended June 30, 2017 and 2016, which are included in administrative expenses (see note 20):

	Three months ended June 30
	2017	2016
Short-term benefits	4,689,421	4,319,203

(b) Transactions with key management personnel and other related parties-

As of June 30, 2017 and March 31, 2017, key management members entered into the following transactions:

	June 30, 2017	March 31, 2017
Loans granted
Key management personnel	6,943,736	7,439,024
Other related parties	117,881,100	228,710,974

Total loans granted	124,824,836	236,149,998

Deposits
Key management personal	26,807,615	15,923,392
Other related parties	74,271,211	104,392,721

Total deposits	101,078,826	120,316,113

Loans granted to key management members (including the Board of Directors and their immediate relatives) bear annual interest ranging between 7.00% and 24.00% (loans in quetzals), between 4.50% and 25.00% (loans in dollars) and operations with credit cards between 18.00% and 59.00%. (March 31, 2017: 6.00% and 16.00% for loans in quetzals, 2.75% and 10.50% for loans in dollars and operation with credit cards between 15.00% and 49.80%).

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

Deposits from key management members bear annual interest ranging between 0.03% and 8.50% (deposits in quetzals) and between 0.04% and 6.00% (deposits in dollars). (March 31, 2017: 0.10% and 10.00% for deposits in quetzals, 0.25% and 5.50% for deposits in dollars).

The loans granted are secured over property of the respective borrowers (financial guarantees). No impairment losses have been recorded against balances outstanding during the period with key management personnel, and no specific allowance has been made for impairment losses on balances with key management members at the reporting date.

(c) Related party transactions—income and expenses

Transactions carried out with related parties in the three-months ended June 30, 2017 and 2016 are as follows:

	Three months ended June 30,
	2017	2016
Income:
Interests

Key management personal	93,084	85,702
Other related parties	3,293,689	2,901,847

Total income interests	3,386,773	2,987,549

Expense:
Interests

Key management personal	152,257	135,696
Other related parties	520,088	983,632

Total expense interests	672,345	1,119,328

(9) Property and equipment, net

(a) Acquisitions and disposals-

During the three-months ended June 30, 2017, the Company acquired assets with a cost of US$7,424,477 (three-months ended June 30, 2016: US$6,106,652).

Assets with a carrying amount of US$871,023 were disposed of during the three-months ended June 30, 2017 (three-months ended June 30, 2016 US$51,662), resulting in a gain on disposal of US$356,896 (three-months ended June 30, 2016: loss of US$4,167), which is included in ‘other income (expenses)’ in the condensed consolidated statements of profit & loss and comprehensive income.

(b) Depreciation-

The depreciation of property and equipment for the three-months ended June 30, 2017 and June 30, 2016 was US$6,627,083 and US$5,852,135, respectively.

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(c) Impairment loss and subsequent reversals-

For the three-months ended June 30, 2017 and 2016 there are no losses from impairment in the value of long-lived assets, evaluated in accordance with the provisions of IAS 36 Impairment of Assets.

(10) Goodwill

	June 30, 2017	March 31, 2017
Cost
Balance at the beginning of the period	$146,757,754	137,883,940
Acquisition of subsidiaries	—	5,799,844
Effect of changes in exchange rates	41,416	3,073,970

Balance at the end of the period	146,799,170	146,757,754

(11) Income Taxes

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain item recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements. The Company’s consolidated effective tax rate for the three-months ended June 30, 2017 was 14.37% (three-months ended June 30, 2016: 11.13%). The change in effective tax rate was caused mainly by the following factors:

	Three months ended June 30,
	2017		2016
	Amount	%	Amount	%
Profit before tax	63,815,615		56,703,648
Blended statutory tax rate	25.00%		25.00%

Expected tax expense	15,953,904	25.00	14,175,912	25.00
Non-deductible expenses	6,893,830	10.80	8,575,654	15.12
Tax-exempt income	(11,459,283)	(17.96)	(14,377,736)	(25.36)
Entities under optional simplified tax regime	(5,294,383)	(8.30)	(5,531,309)	(9.75)
Effect of tax rate in foreign jurisdictions	3,081,769	4.83	3,473,770	6.13
Other	(6,356)	(0.01)	(3,261)	(0.01)

Income tax expense	9,169,481	14.37	6,313,030	11.13

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(12) Deposits and obligations from customers

The deposits and obligations of customers as of June 30, 2017 and March 31, 2017 were as follows:

	June 30, 2017	March 31, 2017
Term deposits	4,203,805,980	3,941,205,631
Monetary deposits	3,357,746,063	3,316,172,147
Saving deposits	1,861,009,704	1,828,305,043
Restricted deposits	40,185,611	36,940,162
Order deposits	10,306,037	11,438,118

	9,473,053,395	9,134,061,101

•	The resolution issued by the Monetary Board, JM-178-2002 provides that government with financial resources deposited in banks of the system that originate from the General Budget of Income and Expenditure of the State (except as required by Law), to show gradually transfer these resources to the Bank of Guatemala. At June 30, 2017. Bicapital has deposit accounts of entities of the State of Guatemala related to this resolution for US$2,312,741 (March 31, 2017: US$3,045,951).

•	On June 1, 2002 the Law of Banks and Financial Groups, Decree 19-2002, became effective and established the creation of the Savings Protection Fund (FOPA), which covers deposits made at the Bank by individuals and corporations for up to Q20,000 or the equivalent in foreign currency. The contributions are the equivalent of one twelfth of 2.10% per every one thousand of the monthly average of the total depository obligations Bicapital records during the immediately preceding month.

The Company’s obligation to contribute these amounts ceases when the balance of these contributions reaches five percent (5%) of the total depository obligations in the national Guatemalan financial system.

During the three-months ended June 30, 2017 Bicapital made contributions to the FOPA for US$4,299,440 (three-months ended June 30, 2016: US$4,074,354), recognized as fee and commission expense.

As of June 30, 2017, the third-party deposit accounts included US$34,104,312 (March 31, 2017 US$30,759,643), seized by court order.

(13) Borrowings

Financing received as of June 30, 2017 and March 31, 2017 was as follows:

	June 30, 2017	March 31, 2017
From Central Bank	—	5,107,688
From foreign financial institutions	2,694,067,246	2,876,712,003
From domestic financial institutions	237,363,991	219,919,441
Accrued interest payable	16,177,581	22,865,853

	2,947,608,818	3,124,604,985

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

	June 30, 2017
	Authorized amount	Amount Unused	Used amount	Interest ratio	Due date
Domestic currency
Banco Agromercantil de Guatemala, S.A.	11,588,023	—	11,588,023	7.50%	28/10/2018
Banco G&T Continental, S.A.	13,632,968	—	13,632,968	7.00%	19/01/2020
Banco de America Central, S.A.	42,073,968	15,613,098	26,460,870	5.75%	27/11/2017
Banco Promerica, S. A.	13,632,968	—	13,632,968	7.00%	30/04/2022
From domestic non-financial institutions (Arcesa)	154,799	75,012	79,786	7.00%	26/08/2017

Total in domestic currency	81,082,726	15,688,110	65,394,615

Foreign currency
BAC Florida Bank	26,438,859	2,339,997	24,098,862	3.74%	26/02/2018
Banco Centroamericano de Integración Económica	30,087,744	942,468	29,145,276	3.51%	07/10/2022
Banco de Crédito e Inversiones	5,087,535	—	5,087,535	2.95%	24/11/2017
Banco Latinoamericano de Exportaciones	80,254,884	29,000,000	51,254,884	2.78%	05/02/2018
Bank of America	118,089,179	10,840,840	107,248,339	3.22%	25/05/2018
Bank of Nova Scotia	19,377,932	200,000	19,177,932	2.94%	27/11/2017
Barclays Bank PLC	30,194,403	15,000,000	15,194,403	3.11%	31/07/2017
Citibank(b)	254,138,904	51,102,670	203,036,234	3.70%	23/09/2019
Cobank	96,946,363	9,965,159	86,981,204	3.05%	10/05/2018
Cobank C.C.C.	160,887,092	21,152,089	139,735,004	2.92%	13/06/2018
Commerzbank AG.	81,839,625	17,215,271	64,624,354	2.82%	24/11/2017
Inter American Development Bank	92,850,542	30,654	92,819,888	3.00%	15/12/2017
KBC Bank NV	10,683,476	25,219	10,658,258	3.29%	12/01/2018
Mercantil Banco Universal Venezuela	25,187,344	11,000,000	14,187,344	2.83%	11/07/2017
Sumitomo Mitsui Banking Corp.	100,914,654	15,000,000	85,914,654	2.86%	06/11/2017
The Bank of Montreal	75,684,756	—	75,684,756	2.96%	27/11/2017
The Bank of New York Mellon	40,238,084	15,500,000	24,738,084	2.87%	06/11/2017
Wells Fargo Bank	117,031,630	61,991,298	55,040,332	4.10%	05/12/2017
Banco de Crédito del Perú (Estructurada)	5,000,000	83,443	4,916,557	3.18%	05/01/2018
Banco Itau, S.A. (Garantía IFC)	20,531,533	—	20,531,533	2.95%	21/12/2017
Banco Pinchincha (Garantía IFC)	20,504,948	—	20,504,948	2.90%	21/12/2017
Bank of America (Crédito Directo)	504,583,333	2,873,113	501,710,220	5.50%	01/11/2022
Cargill Financial Services Europe Limited	50,028,306	—	50,028,306	5.10%	10/01/2020
Regions Bank (Estructurada)	5,000,000	75,190	4,924,810	3.18%	18/12/2017
The Bank Of New York (Estructurada)	5,000,000	51,922	4,948,078	2.88%	08/11/2017
Wells Fargo Bank Series 2011-1	15,713,067	26,270	15,686,797	3.53%	15/10/2018
Wells Fargo Bank Series 2011-2	13,166,482	28,008	13,138,474	5.50%	15/10/2018
Wells Fargo Bank Series 2011-3	41,376,572	213,817	41,162,755	6.00%	15/10/2021
Wells Fargo Bank Series 2011-4	20,221,392	67,872	20,153,520	4.76%	15/10/2021
Wells Fargo Bank Series 2013-1	8,333,338	14,735	8,318,603	3.41%	13/07/2018
Wells Fargo Bank Series 2013-2	26,785,716	101,026	26,684,690	5.00%	13/07/2023
Wells Fargo Bank Series 2013-3	229,166,668	1,226,590	227,940,078	4.11%	13/07/2025
Wells Fargo Bank Series 2013-4	139,290,000	598,998	138,691,002	3.81%	13/10/2023
Wells Fargo Bank Series 2016-1(a)	40,000,000	88,695	39,911,305	3.53%	13/04/2021
Wells Fargo Bank Series 2016-2(a)	5,000,000	7,334	4,992,666	4.40%	13/04/2023
Wells Fargo Bank Series 2016-3(a)	305,000,000	333,265	304,666,735	3.81%	13/10/2023
Banco Latinoamericano de Exportaciones	3,596,283	—	3,596,283	4.68%	01/12/2017
Bandesal	13,117,268	—	13,117,268	5.62%	26/04/2024
Multibank	2,908,697	—	2,908,697	4.42%	15/11/2017
UBS AG	30,235,639	—	30,235,639	5.61%	29/04/2019
Norfund	8,436,628	—	8,436,628	5.13%	29/12/2019
Banco Hondureño de la Producción y Vivienda	136,209,393	25,592,325	110,617,068	7.60%	07/02/2018
Régimen de Aportaciones Privadas	65,458,823	17,061,550	48,397,273	7.95%	30/08/2017
Otros Prestamos (Fondo Cafetero)	98,853	—	98,853	0.00%	30/07/2017
Citibank N.A. New York	10,002,000	9,999,988	2,012	3.26%	01/10/2017
Banco Latinoamericano de Exportaciones	12,033,259	—	12,033,259	4.43%	31/07/2017
Banco Centroamericano de Integración Económica	40,301,652	5,241,673	35,059,978	4.40%	25/07/2017
Citibank/ opic	40,080,676	20,531,384	19,549,292	3.83%	13/08/2017
International Finance Corporation	9,999,988	7,949,490	2,050,498	4.01%	21/12/2024
Financierings-Maatschappij Voor Ontwikkelingslanden (FMO)	87,072,981	44,499,946	42,573,035	3.53%	15/01/2018

Total in foreign currency	3,280,186,501	397,972,299	2,882,214,203

TOTAL	3,361,269,227	413,660,409	2,947,608,818

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(a)	On May 10, 2016, according to the Resolution No. 254-2016 the Board of Directors authorized to Banco Industrial, S.A. a new issue of debt at the international financial markets under the securitization program of Diversified Payment Rights (DPRs); The DPRs include electronic funds transfers and money orders or payment orders sent to offsetting received by the correspondent banks, the amount of principal raised of US$350,000,000 shall begin amortization as of July 16, 2018.
(b)	On September 23, 2016, financing of US$100,000,000 was received from Citibank, N.A., which has as collateral the securities issued by the Government of Guatemala in quetzals for Q.470,000,000 (equivalent to US$64,074,949) and in dollars for US$56,400,000; this financing expires on September 29, 2019, as of June 30, 2017 accrues an annual rate of 4.00250%.

The Company has not had any defaults of principal or interest or other significant covenants with respect to its financing from banks during the three-months ended June 30, 2017 and the year ended March 31, 2017, respectively.

(14) Employee benefits

The Company’s defined benefit obligations increased by US$1,948,831 during the three-months ended June 30, 2017 (three-months ended June 30, 2016 US$2,378,901).

These increases correspond to the proportionality recorded in the quarter, based on the projection of the actuarial report of labor liabilities at the end of March 2017 and 2016 respectively

(15) Stockholders’ equity

(a) Structure of capital stock-

The authorized capital stock of the Company is eight billion (8,000,000,000) shares, with no par value.

As of June 30, 2017 and March 2017, the Company’s capital stock totals US$423,827,332 and US$437,431,510, respectively. As for June 30, 2017, the number of outstanding common shares, totals 112,337,108 (March 31, 2017: 113,011,119).

	Common shares
	June 30, 2017	March 31, 2017
Issued and outstanding at beginning of period	113,729,780	111,134,593
Exchange of shares	9,652	23,758
Issued shares	—	2,571,429

Issued and outstanding at end of period	113,739,432	113,729,780
Treasury shares1/	(1,402,324)	(718,661)

Outstanding at end of period	112,337,108	113,011,119

Authorized	8,000,000,000	8,000,000,000

1/	During the period ended June 30, 2017, the acquisition of own shares from subsidiaries was US$683,663 (June 30, 2016: US$0.00).

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

As of June 30, 2017, capital contributions for the amount of US$46,971,440 were received as a result of the call for capital authorized by the board of directors according to Minute No. 52 from February 23, 2017, these issuance of two million five hundred thousands of common shares will increase the number of outstanding common shares.

(b) Dividends-

•	On May 19, 2017, the stockholders’ Meeting of Bicapital agreed to declare dividends for US$96,672,860, the dividend per share was US$0.85.

•	On May 23, 2016, the stockholders’ Meeting of Bicapital agreed to declare dividends for US$ 88,908,357, the dividend per share was US$0.80.

The dividends paid to NCI came from subsidiaries of the Company.

(c) Nature and purpose of reserves-

c.1) Legal reserve

In accordance with the laws of each country, the Company´s entities comply with the creation of a legal reserve. Five percent of net income of the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of June 30 and March 31, 2017, the statutory reserve has reached the required amount.

c.2) Reserve for future capitalizations

This reserve comprises amounts separated from retained earnings to capitalize and increase capital.

c.3) Reserve for future dividends

This reserve comprises amounts separated from retained earnings to cover the payment of dividends to its shareholders for their invested capital. The Company pays out a specific percentage of its earnings each year as dividends, and the amount of those dividends therefore vary directly with earnings.

c.4) Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

c.5) Dynamic provision

The Superintendence of Banks of Panama (SBP) issued on May 28, 2013, Agreement 04-2013 which establishes the provisions on the management and administration of credit risk inherent to the credit portfolio and off-balance sheet transactions; this agreement establishes the constitution of two types of provision, one specific and another called dynamics.

The Company has specific reserves under the methodology of loss incurred and as a regulated entity of the SBP as of June 30, 2016 constituted the dynamic provision under the prudential criteria of the Panamanian

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

banking regulation on the credit facilities classified in the normal category of the Company, its periodicity of registry is quarterly taking into account data of last day of quarter, and applying the components and percentages established in the established regulation.

The dynamic provision is an equity item that is credited, debiting the undistributed profit account. The credit balance of the dynamic provision is part of the regulatory capital, but cannot replace or compensate the capital adequacy requirements established by the Superintendence of Banks of Panama. This means that the dynamic provision will discount the amount of the undistributed profits of each bank until it reaches the minimum required dynamic provisioning amount (see note 23).

c.6) Capital contributions

Corresponds to the amounts received by the Company on a transitional basis while the respective capitalization and share issuance processes would been formalized.

(16) Operating segments

(a) Basis of segmentation-

The Company has the following four strategic divisions, which are reportable segments. These divisions offer different products and services, and are managed separately based on the Company’s management and internal reporting structure.

Reportable segments	Operations
Commercial banking	Loans, deposits and other transactions and balances with commercial customers.

Retail banking	Loans, deposits and other transactions and balances with retail customers.

Treasury	Funding and centralized risk management activities through borrowings, issues of debt securities, subordinated liabilities and investing in liquid assets such as short-term placements and corporate and government debt securities.

Insurance	Offers savings, protection products and other long-term insurance contracts.

The Chief Operating Decision Maker reviews internal management reports from each division at least quarterly, and allocates resources to each segment.

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(b) Information about operating segments-

June 30, 2017	Commercial Banking	Retail Banking	Treasury	Insurance	Total
Interest income	106,224,326	79,275,202	63,435,382	2,380,676	251,315,586
Interest expense	(52,866,459)	(19,229,715)	(47,810,920)	—	(119,907,094)

Net interest income	53,357,867	60,045,487	15,624,462	2,380,676	131,408,492

Loan impairment charges	(3,909,669)	(8,170,392)	—	—	(12,080,061)

Net interest income after provisions	49,448,198	51,875,095	15,624,462	2,380,676	119,328,431

Fee and commission income, net (including premiums earned and technical reserves)	8,255,451	30,573,872	472,857	9,127,822	48,430,002
Operating and administrative expenses	(22,857,575)	(47,614,560)	(7,845,104)	(6,616,273)	(84,933,512)
Depreciation and amortization	(2,322,653)	(5,491,384)	(600,569)	(383,164)	(8,797,770)

Profit before tax	32,523,421	29,343,023	7,651,646	4,509,061	74,027,151

Segment assets	6,686,472,953	2,549,280,414	4,979,288,363	167,904,830	14,382,946,560

Segment liabilities	(4,797,720,535)	(5,185,350,769)	(3,425,838,420)	(191,231,256)	(13,600,140,980)

June 30, 2016	Commercial Banking	Retail Banking	Treasury	Insurance	Total
Interest income	95,955,592	70,827,734	63,114,591	2,118,201	232,016,118
Interest expense	(48,257,098)	(17,569,258)	(47,897,197)	—	(113,723,553)

Net interest income	47,698,494	53,258,476	15,217,394	2,118,201	118,292,565

Loan impairment charges	(4,422,839)	(6,792,935)	(590,367)	—	(11,806,141)

Net interest income after provisions	43,275,655	46,465,541	14,627,027	2,118,201	106,486,424

Fee and commission income, net (including premiums earned and technical reserves)	9,101,155	23,653,129	457,817	7,445,601	40,657,702
Operating and administrative expenses	(21,713,127)	(43,203,086)	(6,055,111)	(6,828,676)	(77,800,000)
Depreciation and amortization	(2,179,127)	(4,845,381)	(545,264)	(436,128)	(8,005,900)

Profit before tax	28,484,556	22,070,203	8,484,469	2,298,998	61,338,226

Segment assets	5,921,565,028	2,298,565,308	4,916,706,285	148,799,839	13,285,636,460

Segment liabilities	(4,342,332,243)	(4,972,283,161)	(3,170,125,851)	(172,055,012)	(12,656,796,267)

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(c) Reconciliations of information on reportable segment to IFRS measures-

	Three months ended June 30,
	2017	2016
i. Net interest income
Total net interest income for reportable segments	131,408,492	118,292,565
Unallocated amounts	(9,183)	—

Consolidated revenue	131,399,309	118,292,565

ii. Profit before tax
Total profit or loss for reportable segments	74,027,151	61,338,226
Unallocated amounts	(10,211,536)	(4,634,578)

Consolidated profit before tax	63,815,615	56,703,648

(17) Interest income and expense

Interest income and expense are analyzed as follows:

	Three months ended June 30,
	2017	2016
Interest income
Loans and advance to customers	185,499,528	166,783,327
Investment securities	64,560,582	64,300,249
Accounts receivable	446,130	450,303
Cash and cash equivalents	291,931	188,907
Government repurchase agreements	271,787	248,046
Derivatives held for risk	245,628	45,286

Total interest income	251,315,586	232,016,118

Interest expense
Depositary obligations	70,265,998	68,773,577
Financing	33,201,982	28,751,158
Financial obligations	11,540,471	10,871,093
Other obligations	4,809,336	4,774,102
Derivatives held for risk	98,484	141,764
Government repurchase agreements	6	411,859

Total interest expense	119,916,277	113,723,553

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(18) Fee and commission income and expense

Fee and commission income and expenses are as follows:

	Three months ended June 30,
	2017	2016
Income
Commissions credit cards	12,854,076	10,251,623
Bank services	11,234,308	9,020,305
Gain of foreign exchange currency transactions	7,073,300	6,684,056
Account handling	4,134,887	3,994,384
Commissions for money transfers	2,790,608	2,510,336
Commissions for family remittances	1,951,410	1,718,600
Commissions of loans	1,702,337	647,609
Legal services	1,525,199	13,817
Commissions letter of credit	1,510,425	1,360,528
Storage	1,451,507	1,367,678
Commission for messaging service
BI-móvil	1,485,913	1,231,968
Collections	1,274,899	1,138,492
Leases	1,179,003	1,351,858
Collection for third parties	922,950	1,323,307
Electronic billing	546,522	501,229
Rejected checks	469,836	197,610
Others	97,585	35,478
Maintenance	58,196	119,174
Trading in securities	4,575	9,307

Total fee and commission income	52,267,536	43,477,359

	Three months ended June 30,
	2017	2016
Expenses
Protection fund contributions	4,299,440	4,074,354
Other services expense	4,039,349	2,594,429
Additional benefits	596,017	568,226
Trading in securities	336,214	295,140
Collections	266,722	230,622
Loss on foreign exchange transactions	112,809	226,762
Depository obligations	22,234	22,171
Assistance on damages and other	833	653,071
Uncollected income	473	16,116

Total fee and commission expense	9,674,091	8,680,891

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(19) Premiums earned, net technical reserves

	Three months ended June 30,
	2017	2016
Premiums written	69,153,498	57,787,390
Change in reserves	9,170,452	5,222,368
Management fees	2,591,208	2,363,286
Recoveries and cancellation	(16,197,245)	(8,809,203)

	64,717,913	56,563,841

(20) Operating and administrative expenses

	Three months ended June 30,
	2017	2016
Personnel costs:
Wages and salaries	31,803,737	27,901,736
Other variable benefits	8,076,908	6,277,826
Bonus	6,062,542	5,983,364
Employer dues	5,360,694	6,234,987
Severance payments	3,144,418	3,157,338
Overtime compensation	599,331	527,310
Transportation	310,593	313,749
Training	243,000	235,056

	55,601,223	50,631,366

Administrative expenses:
Taxes and dues	19,084,568	9,930,649
Other	9,612,153	9,100,894
Professional fees	6,352,383	6,449,846
Depreciation	6,627,083	5,852,135
Maintenance	5,770,888	5,023,549
Amortization	3,220,026	3,024,608
Security and monitoring	2,421,507	2,069,263
Marketing and advertising	2,382,995	2,035,117
Repairs	2,193,209	2,057,347
Electricity Service	1,398,630	1,237,461
Communications	1,053,415	1,077,925
Stationery and office supplies	685,917	573,395
Courier	435,796	420,569
Insurance premiums and bonding	181,748	603,915

	61,420,318	49,456,673

Rent expenses:
Property	3,495,134	3,288,905
Equipment and fixtures	278,196	219,977
Others	43,355	27,152

	3,816,685	3,536,034

Total operating and administrative Expenses	120,838,226	103,624,073

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(21) Other income

	Three months ended June 30,
	2017	2016
Income
Health services	12,378,242	9,693,599
Loan portfolio recoveries	2,847,626	2,319,225
Exchange rate variation	2,017,315	2,215,101
Salvage and recovery	1,439,697	1,685,501
Foreclosed assets	1,327,696	1,546,730
Dividends received	524,532	83,286
Others	428,495	1,407,038
Gain on sale of furniture and real estate	393,522	7,608

Total other income	21,357,125	18,958,088

(22) Commitments and contingent liabilities

During the normal course of business legal claims may arise due to commercial, labor or other disputes. According to management´s judgment none of such claims are probable to result in an unfavorable outcome to the Company, nor could the claimed amounts have a material impact in the financial position of the Company.

At June 30, 2017, a subsidiary of the Company has litigations under administrative proceedings with the tax authorities to dispute a claim on additional taxes and fines related to the tax return of the year 2013 and 2014. Management´s judgment considers that it is probable that the dispute will ultimately be resolved in favor of the Company.

The Company´s management does not consider necessary a provision for this case, due to the highly uncertainty about the final resolution, which is not in control of the Company and the possibility of having a present commitment. In case there would exist this commitment, the amount could not be estimated on a reasonable way until receiving a final resolution.

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

(23) Dynamic provision

At June 30, 2017, the Company in compliance with the dispositions established in the articles 36 and 38 of the Agreement No. 4-2013, established a dynamic provision that ascending up to US$142,659,970; applying the methodology established in the mentioned regulation under percentages of gradualness authorized by the Superintendence of Banks of Panama in the judgment SBP-DS-N-5121-2016 dated September 5, 2016 derivative of the start of operations of BI-Bank S.A. as an obliged institution; percentages authorized to apply are the following:

Quarter	%
Mar-16	1.25
Jun-16	1.50
Sep-16	1.75
Dec-16	2.00
Mar-17	2.25
Jun-17	2.50

Dynamic provision is obtained by the calculation of the following three (3) components:

(a)	Component 1: Results from multiplying an alpha coefficient (1.50%) by the amount of risk-weighted assets classified in normal category.

(b)	Component 2: Results from multiplying a Beta coefficient (5.00%) by the quarterly variation of risk-weighted assets classified in normal category if positive. If the variation is negative, this component is zero.

(c)	Component 3: Result of the variation of balance of specific provision in the quarter.

The amount of dynamic provision that must be maintained at the end of the quarter is the sum of components 1 and 2 minus the component 3, if the component 3 is negative, it must be added.

The restrictions related to dynamic provision are as follow:

•	Should not be higher than 2.5% of the risk-weighted assets corresponding to the credit facilities classified in the normal category.

•	Should not be less than 1.25% of the risk-weighted assets corresponding to the credit facilities classified in the normal category.

•	Should not decrease regarding the value established in the previous quarter, unless decrease is motivated by the conversion of specific provisions. The Superintendence of Banks of Panama will establish the criteria for such conversion.

(Continued)

Bicapital Corporation

Notes to the Condensed Consolidated Interim Financial Statements

(US dollars)

The composition of the dynamic provision as of June 30, 2017 is as follows:

Entities	Dynamic provision	Percentage
Banco Industrial, S.A.	107,964,389	1.76%
Banco del País, S.A.	17,430,995	1.68%
Westrust Bank International Ltd.	6,841,361	2.08%
Contecnica, S.A.	4,071,286	1.92%
Banco Industrial El Salvador	3,060,902	2.22%
Leasing Solution, S.A.	896,693	2.22%
Operaciones de Consumo, S.A. (Guatemala)	737,864	2.68%
Bi-Bank, S.A.	1,182,495	2.50%
Operaciones de Consumo, S.A., de C.V.	69,788	2.97%
Financiera Industrial, S.A.	329,074	2.98%
Operaciones de Consumo, S.A. (Panama)	58,478	2.50%
Seguros del Pais, S.A.	3,983	2.50%
Fideicomiso de Activos Excluidos de Banco de Comercio	12,662	2.88%

Total	142,659,970	1.79%

****

Bicapital Corporation

(Panama, Republic of Panama)

Consolidated Financial Statements

As of March 31, 2017 and 2016

and for the years ended March 31, 2017, 2016 and 2015

(With the Report of Independent Registered Public Accounting Firm)

Bicapital Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Bicapital Corporation

We have audited the accompanying consolidated statements of financial position of Bicapital Corporation as of March 31, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bicapital Corporation as of March 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

May 18, 2017

Panama, Republic of Panama

Bicapital Corporation

Consolidated Statements of Financial Position

As of March 31, 2017 and 2016

(In US dollars)

	Note	2017	2016
Assets
Cash and cash equivalents	7	1,731,861,586	1,760,720,359
Investment securities	8	3,578,357,746	3,422,858,318
Loans, net	9	8,834,426,375	7,879,979,724
Other receivables	10	201,305,428	185,862,890
Prepayments	12	57,700,595	46,905,010
Assets under insurance contracts		81,574,555	65,656,197
Restricted cash		112,600,876	91,774,191
Foreclosed assets	13	21,763,039	23,852,840
Property and equipment, net	14	342,019,722	310,850,514
Goodwill	15	146,757,754	137,883,940
Intangible assets, net	16	28,611,578	24,846,132
Investment property, net	17	40,513,743	37,355,666
Other assets		10,137,230	13,428,346

Total assets		15,187,630,227	14,001,974,127

The accompanying notes are an integral part of these consolidated financial statements.

Bicapital Corporation

Consolidated Statements of Financial Position

As of March 31, 2017 and 2016

(In US dollars)

	Note	2017	2016
Liabilities
Deposits and obligations from customers	19	9,134,061,101	8,571,439,063
Borrowings	20	3,124,604,985	2,821,087,775
Debt securities issued	21	782,559,439	644,068,403
Government repurchase agreements		—	105,000,000
Accruals and deferred income	22	267,563,500	257,359,966
Insurance reserves	24	168,769,094	142,160,971
Provisions	25	30,308,231	22,100,873
Liabilities under insurance contracts		33,949,307	25,063,905
Derivative liabilities held for risk management	26	560,564	1,052,574
Employee benefits	27	52,703,856	47,158,356
Deferred tax	18	16,565,095	13,800,874
Subordinated liabilities	23	193,060,813	192,959,939

Total liabilities		13,804,705,985	12,843,252,699

Equity
Share capital	28 (a)	437,431,510	392,306,106
Reserves		460,313,031	259,408,125
Capital contributions		7,097,369	7,097,369
Retained earnings		420,336,240	487,177,877
Translation reserve		22,294,481	(16,316,843)
Actuarial losses		(1,598,544)	(6,137,191)

Equity attributable to owners of Bicapital		1,345,874,087	1,123,535,443
Non-controlling interest		37,050,155	35,185,985

Total equity		1,382,924,242	1,158,721,428

Total equity and liabilities		15,187,630,227	14,001,974,127

The accompanying notes are an integral part of these consolidated financial statements.

Bicapital Corporation

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended March 31, 2017, 2016 and 2015

(In US dollars)

	Note	2017	2016	2015
Interest income	32	959,229,357	889,132,770	818,969,760
Interest expense	32	(457,344,347)	(416,351,085)	(386,991,968)

Net interest income		501,885,010	472,781,685	431,977,792

Loan allowance for impairment	9	(51,547,656)	(51,601,728)	(56,518,986)

Net interest income after provisions		450,337,354	421,179,957	375,458,806
Fee and commission income	33	221,883,590	202,944,723	189,596,779
Fee and commission expense	33	(36,028,284)	(34,112,502)	(29,694,314)

Net fee and commission income		185,855,306	168,832,221	159,902,465

Premiums earned	34	336,961,708	291,872,591	276,935,198
Technical reserves	34	(93,651,702)	(77,221,576)	(69,907,726)
Acquisition and renewal costs		(115,981,767)	(109,660,957)	(103,639,513)
Expenses for insurance claims		(100,622,304)	(82,725,761)	(71,972,006)

Net premiums income		26,705,935	22,264,297	31,415,953

Profit for banking and insurance operation		662,898,595	612,276,475	566,777,224

Operating and administrative expenses	35	(426,870,815)	(398,265,271)	(365,839,397)
Other income		28,830,807	26,558,614	18,677,135

Profit before income tax		264,858,587	240,569,818	219,614,962
Income tax	18	(34,721,174)	(24,672,557)	(33,741,061)

Profit for the year		230,137,413	215,897,261	185,873,901

The accompanying notes are an integral part of these consolidated financial statements.

Bicapital Corporation

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended March 31, 2017, 2016 and 2015

(In US dollars)

	Note	2017	2016	2015
Other comprehensive income
Items that will never be reclassified to profit or loss:
Measurements of defined benefit liability	27 (ii)	6,134,239	(3,089,702)	(355,439)
Related tax	18 (b)	(1,595,592)	772,562	88,860

		4,538,647	(2,317,140)	(266,579)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences for foreign operations		38,540,516	(6,255,486)	(8,841,262)

		38,540,516	(6,255,486)	(8,841,262)

Other comprehensive income, net of tax		43,079,163	(8,572,626)	(9,107,841)

Total comprehensive income		273,216,576	207,324,635	176,766,060

Profit attributable to:
Equity holders of Bicapital		222,971,626	208,887,936	179,314,878
Non-controlling interests		7,165,787	7,009,325	6,559,023

		230,137,413	215,897,261	185,873,901

Total comprehensive income attributable to:
Equity holders of Bicapital		266,121,597	200,282,080	170,207,037
Non-controlling interests		7,094,979	7,042,555	6,559,023

		273,216,576	207,324,635	176,766,060

Earnings per share
Basic and diluted earnings per share (dollar)	30	1.9883	1.8925	1.6258

The accompanying notes are an integral part of these consolidated financial statements.

Bicapital Corporation

Consolidated Statements of Changes in Equity

For the years ended March 31, 2017 and 2016

(In US dollars)

						Other comprehensive Income		Equity attributable to the owners of Bicapital

	Note	Share capital	Reserves	Capital contributions	Retained earnings	Translation reserve	Actuarial losses		Non-controlling interest	Total equity
Balances at March 31, 2015		391,813,836	247,478,188	7,108,996	373,489,434	(10,028,127)	(3,820,051)	1,006,042,276	32,771,317	1,038,813,593
Exchange of shares	28 (a)	492,270	—	—	—	—	—	492,270	(492,270)	—
Dividends	28 (b)	—	—	—	(83,281,184)	—	—	(83,281,184)	(4,135,617)	(87,416,802)
Increase in reserves	28 (c)	—	11,929,937	—	(11,929,937)	—	—	—	—	—
Decrease in permanent contributions		—	—	(11,627)	11,627	—	—	—	—	—
Comprehensive income for the year :
Profit for the year		—	—	—	208,887,936	—	—	208,887,936	7,009,325	215,897,261
Other comprehensive income		—	—	—	—	(6,288,716)	(2,317,140)	(8,605,856)	33,231	(8,572,626)

Total comprehensive income for the year		—	—	—	208,887,936	(6,288,716)	(2,317,140)	200,282,080	7,042,555	207,324,635

Balances at March 31, 2016		392,306,106	259,408,125	7,097,369	487,177,877	(16,316,843)	(6,137,191)	1,123,535,443	35,185,985	1,158,721,428

The accompanying notes are an integral part of these consolidated financial statements.

Bicapital Corporation

Consolidated Statement of Changes in Equity

For the years ended at March 31, 2017 and 2016

(In US dollars)

						Other Integral Profits		Equity attributable to the owners of Bicapital

	Note	Share capital	Reserves	Capital contribution	Retained earnings	Translation reserve	Actuarial losses		Non-controlling interest	Total equity
Balances at March 31, 2016		392,306,106	259,408,125	7,097,369	487,177,877	(16,316,843)	(6,137,191)	1,123,535,443	35,185,985	1,158,721,428
Issued common shares	28 (a)	44,975,490	—	—	—	—	—	44,975,490	—	44,975,490
Exchange of shares	28 (a)	149,914	—	—	—	—	—	149,914	(149,914)	—
Dividends	28 (b)	—	—	—	(88,908,357)	—	—	(88,908,357)	(5,080,895)	(93,989,252)
Increase in reserves	28 (c)	—	58,744,586	—	(58,744,586)	—	—	—	—	—
Constitution of dynamic provision	38	—	142,160,320	—	(142,160,320)	—	—	—	—	—
Comprehensive income for the year:
Profit for the year		—	—	—	222,971,626	—	—	222,971,626	7,165,787	230,137,413
Other comprehensive income		—	—	—	—	38,611,324	4,538,647	43,149,971	(70,808)	43,079,163

Total comprehensive income for the year		—	—	—	222,971,626	38,611,324	4,538,647	266,121,597	7,094,979	273,216,576

Balances at March 31, 2017		437,431,510	460,313,031	7,097,369	420,336,240	22,294,481	(1,598,544)	1,345,874,087	37,050,155	1,382,924,242

The accompanying notes are an integral part of these consolidated financial statements.

Bicapital Corporation

Consolidated Statements of Cash Flows

For the years ended at March 31, 2017, 2016 and 2015

(In US dollars)

	Note	2017	2016	2015
Cash flows from operating activities:
Profit		230,137,413	215,897,261	185,873,901
Adjustments for:
Net impairment loss	9	51,547,656	51,601,728	56,518,986
Depreciation	35	24,473,732	20,329,442	18,333,713
Amortization	35	11,727,652	11,393,602	9,479,570
Interest income	32	(959,229,357)	(889,132,770)	(818,969,760)
Interest expense	32	457,344,347	416,351,085	386,991,968
Unrealized foreign currency (gain) & loss		(67,998,894)	(14,965,078)	(5,089,347)
Income on sale of property and equipment		(320,241)	(457,498)	(12,712,637)
Tax expense	18	34,721,174	24,672,557	33,741,061

Sub-total		(217,596,518)	(164,309,671)	(145,832,545)

Changes in:
Loans		(1,005,919,949)	(799,903,929)	(811,630,693)
Other receivables		(15,653,739)	(13,495,772)	(39,411,455)
Prepayments		(14,750,058)	(7,899,190)	(11,587,649)
Assets under insurance contracts		(15,918,358)	(8,434,664)	(17,070,958)
Restricted cash		(20,826,685)	(11,966,551)	35,814,388
Foreclosed assets		(5,518,472)	(1,272,024)	(1,457,447)
Other assets		3,291,117	(2,316,589)	(697,526)
Deposits and obligations from customers		562,558,121	831,336,110	650,892,823
Accruals and deferred income		10,203,535	17,160,191	26,558,678
Insurance reserves		26,634,761	27,019,770	9,114,954
Provisions		14,341,598	4,408,042	(459,467)
Liabilities under insurance contracts		8,885,403	4,203,531	6,477,825
Derivative liabilities held for risk management		(492,010)	(815,032)	(964,008)
Employee benefits		5,545,499	5,488,991	5,805,999

Sub-total		(447,619,237)	43,512,884	(148,614,536)

Interest received		951,444,496	882,745,769	808,374,435
Interest paid		(456,307,533)	(411,023,462)	(382,770,905)
Income tax paid		(33,552,545)	(26,147,687)	(25,680,022)

Sub-total		461,584,418	445,574,620	399,923,508

Net cash (used) from operating activities		(203,631,337)	324,777,833	105,476,427

The accompanying notes are an integral part of these consolidated financial statements.

Bicapital Corporation

Consolidated Statements of Cash Flows

For the years ended at March 31, 2017, 2016 and 2015

(In US dollars)

	Note	2017	2016	2015
Cash flow from investing activities:
Acquisition of investment securities		(3,173,022,148)	(2,504,518,765)	(2,744,809,703)
Proceeds from maturity of investment securities		3,023,920,810	2,288,375,194	2,691,905,422
Acquisition of properties and equipment	14	(47,476,840)	(43,791,232)	(57,194,089)
Proceeds from sale of properties and equipment		13,969,841	2,674,688	18,990,071
Acquisition of intangible assets	16	(11,799,946)	(8,825,860)	(8,009,758)
Disposal of intangible assets		—	1,347,515	6,024,732
Acquisition of entity	6 y 15	(5,981,779)	—	(2,177,497)
Disposal of entity	15	—	664,480	—
Acquisition of investment properties	17	(929,376)	—	(2,118,614)
Disposal of investment properties	17	—	68,568	—

Net cash used in investing activities		(201,319,438)	(264,005,412)	(97,389,436)

Cash flow from financing activities:
Capital contribution received	28(a)	44,975,490	—	1,870,000
Dividends paid	28(b)	(93,989,252)	(87,416,802)	(81,909,462)
Proceeds from loans and financing from banks		5,325,062,900	3,677,262,897	3,463,872,612
Payment of loans and financing from banks		(5,022,690,039)	(3,452,134,239)	(3,093,628,520)
Proceeds from issue debt securities		10,544,099,106	7,601,044,626	6,631,940,206
Payment of debt securities		(10,405,436,618)	(7,583,942,610)	(6,569,225,243)
Proceeds from government repurchase agreements		—	205,000,000	—
Repayment of government repurchase agreements		(105,000,000)	(100,000,000)	—

Net cash from financing activities		287,021,587	259,813,872	352,919,593

Net (decrease) increase in cash and cash equivalents		(117,929,188)	320,586,292	361,006,584
Cash and cash equivalents:
At beginning of the year		1,760,720,359	1,427,873,816	1,078,573,048
Effect of exchange rate fluctuations on cash and cash equivalents held		89,070,415	12,260,251	(11,705,816)

At end of the year	7	1,731,861,586	1,760,720,359	1,427,873,816

The accompanying notes are an integral part of these consolidated financial statements.

Bicapital Corporation

Notes to Consolidated Financial Statements

For the years ended at March 31, 2017 and 2016

(US dollars)

(1) Reporting entity

Bicapital Corporation (“Bicapital” or “the Company”) was incorporated pursuant to the laws of the Republic of Panama on November 15, 2006 for an indefinite time period as a holding company. The Company’s registered office is located at avenue Samuel Lewis, street No. 57, Obarrio, Panama, Republic of Panama.

Bicapital Corporation has been established as a holding company of a group of entities that are mainly involved in investment, commercial and consumer banking activities, asset management, and insurance services. The entities, in which Bicapital Corporation is a shareholder, operate in the Republic of Guatemala, Republic of Honduras, Republic of El Salvador, Republic of Panama, Commonwealth of the Bahamas and the United States of America. The headquarters of Banco Industrial, S.A. (main entity in the consolidated financial statements) are located in 7a Avenida 5-10, Zona 4, Centro Financiero, Guatemala City, Republic of Guatemala.

The consolidated financial statements for the fiscal years ended March 31, 2017 and 2016, comprise the Holding Company and entities in which it currently has an equity participation (collectively referred to as the “Group” or individually as “Group Entities”) (see Note 3 (a) (ii)).

Significant transactions-

Corporate restructuring

A corporate restructuring took place beginning in 2007, setting off a stock exchange offer, extending perpetually, which consists of the right of shareholders of Banco Industrial, S. A. (“the Bank”) to exchange their shares for common stock of Bicapital Corporation. For each common stock of the Bank, the shareholders are entitled to receive ten (10) common shares of stock of Bicapital Corporation. Additionally, the Board of Bicapital approved a reverse stock split effective on August 3, 2015, reducing the total number of outstanding common stock at a ratio of 5 for 1 (see note 30). As of March 31, 2017, the Bank’s stockholders exchanged up to 97.94% (97.89% in 2016) of their shares.

(2) Basis of preparation

(a) Statement of compliance-

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The designation IFRS includes all standards issued by the IASB and related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

On May 18, 2017 the Board of Directors authorized the issuance of the accompanying consolidated financial statements.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(b) Basis of measurement-

The consolidated financial statements have been prepared on the historical cost basis, except for the following significant items:

1.	Derivative financial instruments that are measured at fair value with changes through profit or loss; and

2.	Employee define benefit obligation measured at fair value of plan assets less present value of the obligation.

(c) Functional and presentation currency-

The Company has used the US Dollars (“dollars” or “US$”) as the presentation currency for these consolidated financial statements, however the functional currency of Bicapital is the Guatemalan quetzal (“quetzal” or “Q”).

Even though there are significant loans granted and liabilities contracted in dollars, quetzal is the currency that predominates in the economic environment where the Company operates. Similarly, the main cash flows for settled goods and services, taxes and other obligations are in quetzals.

For entities incorporated in Guatemala the legal currency is the quetzal; for the entities incorporated in the Bahamas, Panama and El Salvador, the legal currency is the dollar; whereas for the entities incorporated in Honduras the legal currency is the lempira (“lempira” or “L”).

Most of the main entities operate in Guatemala. For disclosure purposes, when in a note we refer to “domestic currency” we imply the amount corresponds to Guatemalan Quetzals (GTQ) converted to the presentation currency (USD). The term “foreign currency” is used for amounts in currencies other than the Guatemalan Quetzal.

Except when otherwise indicated, all amounts have been rounded to the nearest unit.

(d) Use of estimates and judgments-

The preparation of consolidated financial statements in accordance with IFRS requires management to make a number of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates and assumptions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments and estimates applied in accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are disclosed in the following notes:

Note 3 (c)—measurement of financial instruments;

Note 3 (d)—recognition of insurance contracts;

Note 3 (k)(i)—useful lives of intangible assets;

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Note 3 (l) and (l)(ii)—impairment of goodwill, other assets with indefinite useful life and inventories;

Note 3 (l)(i)—impairment for loans losses and accounts receivable;

Note 3 (m)—insurance technical reserves; and

Note 3 (o)—measurement of defined benefit obligations

Management used the control model under IFRS 10, to determine whether the control indicators set out in note 3(a)(ii) indicate that the Company controls a trust, an investment fund or an entity without ownership interest. Information on assumptions and uncertainty of estimates posing a significant risk of resulting in a material adjustment is presented as follows:

(a) Allowance for loans losses-

Loans are assessed for impairment on a regular basis for any events that may produce such impairment and adjusted if appropriate in profit or loss of the year. In determining whether an impairment loss should be recorded in profit or loss, the entities of the Company make decisions as to whether there is any observable data indicating that there is a reduction of the loan value that can be measured in the estimated future cash flows of loans.

This evidence includes observable data indicating that there has been an adverse change in the payment status of borrowers, or economic conditions that correlate with defaults on loans. The methodology and assumptions used to estimate the amount and time of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience (see note 3 (l)(i)).

The components for the calculation of the provision are:

•	Probability of default (PD) is a financial term describing the likelihood of a default over a particular time horizon. It provides an estimate of the likelihood that a borrower will be unable to meet its debt obligations.

•	Loss given default or (LGD is the share of an asset that is lost if a borrower defaults. As well as the expected given default considering all guarantees for every segment of loans. Exposure is the amount that one may lose in an investment.

•	The Expected Loss, which is defined as the product of the (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD).

(b) Impairment in goodwill-

The Company tests goodwill for impairment at least annually. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or cash generating unit (“CGUs”). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

Estimating the value in use requires management to estimate the expected cash flows of cash generating units and also the selection of an appropriate discount rate to calculate the present value of those cash flows (see note 3 (k)(ii)).

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(c) Deferred tax-

The Company is subject to income tax under different jurisdictions. Estimates are made through a tax projection for determining the provision for income taxes and liabilities resulting from this estimate are recognized. When the final tax outcome is different from the amounts that were recorded, differences will impact the provision for income taxes and deferred taxes in the period in which such determination is made (see note 3 (r)).

(3) Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation-

i. Acquisitions of non-controlling interests-

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders. Therefore no goodwill is recognized as a result of such transactions.

ii. Entities-

Entities are investees controlled by the Company. The Company controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether it has control if there are changes to one or more of the elements of control. The financial statements of entities, as described below, and are included in the consolidated financial statements from the date on which control commences until the date when control ceases.

The accounting policies of entities have been changed when necessary to align them with the policies adopted by the Company. For these consolidated financial statements all Company’s entities have prepared their financial information only for consolidation purpose as of March 31.

The entities in which the Company has a shareholding are as follows:

	Country	Ownership interest
		2017	2016
Banking activity:
Banco Industrial, S. A. (“the Bank”)	Republic of Guatemala	97.94%	97.89%
Westrust Bank (International) Limited (“the Off-shore Bank”)	Commonwealth of the Bahamas	100.00%	100.00%
Banco del País, S. A. (“BANPAIS”)	Republic of Honduras	90.44%	90.41%
Banco Industrial de El Salvador, S. A. (“BIESA”)	Republic of El Salvador	92.00%	92.00%
Financiera Industrial, S. A. (“the Finance Corporation”)	Republic of Guatemala	100.00%	100.00%
Bi Bank, S.A.	Republic of Panama	100.00%	100.00%

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	Country	Ownership interest
		2017	2016
Other non-banking financial services:
Mercado de Transacciones, S. A. (“the Brokerage Firm”)	Republic of Guatemala	100.00%	100.00%
Almacenadora Integrada, S. A. (“the Warehousing Company”)	Republic of Guatemala	100.00%	100.00%
Almacenes Generales, S. A. (“ALGESA”)	Republic of Guatemala	100.00%	100.00%
Insurance and Guarantee:
Seguros El Roble, S. A. (“the Insurance Company”)	Republic of Guatemala	100.00%	100.00%
Fianzas El Roble, S. A. (“the Bond Insurance Company”)	Republic of Guatemala	100.00%	100.00%
Seguros del País, S. A. (“SEGPAIS”)	Republic of Honduras	90.44%	90.41%
Investment and real estate management:
Computación Empresarial BRL, S. A. (“BRL”)	Republic of Guatemala	100.00%	100.00%
Implementación de Negocios, S. A. de C. V. (“IMDENE”)	Republic of El Salvador	100.00%	100.00%
Insurance brokers:
La Interamericana de Ajustes, S.A. (“La Interamericana”)	Republic of Guatemala	100.00%	100.00%
Caribbean Corporation, S.A. (“CARIBBEAN”)	Republic of Guatemala	100.00%	100.00%
Agencia de Seguros y Fianzas, Contratos de Seguros y Fianzas, S.A. (“CONFIANSA”)	Republic of Guatemala	100.00%	100.00%
Agencia de Seguros y Fianzas Innovadores, S. A. (“INNOVA”)	Republic of Guatemala	100.00%	100.00%
Holding companies:
Nilheim Properties, Inc.	Republic of Panama	100.00%	100.00%
Nayo Finance, Ltd.	British Virgin Islands	100.00%	100.00%
Support service companies:
Data Centro, S.A. (“Data Centro”)	Republic of Guatemala	100.00%	100.00%
Corporación T, S.A. (“Corporación T”)	Republic of Guatemala	100.00%	100.00%
Corporación T Honduras, S.A. (“Corporación T Honduras”)	Republic of Honduras	100.00%	100.00%
Corporación T, S.A. de C.V. (“Corporación T El Salvador”)	Republic of El Salvador	100.00%	100.00%
Servicios Jurídicos, S.A. (“SERJURSA”)	Republic of Guatemala	100.00%	100.00%
Q, S.A. (“QSA”)	Republic of Guatemala	100.00%	100.00%
Servicios Múltiples de Inversión, S.A.1/ (“SERMINSA”)	Republic of Guatemala	0.00%	100.00%
Leasing Solution, S.A. (“Leasing Solution”)	Republic of Guatemala	100.00%	100.00%
Consolidación Integrada, S.A. (“COINTEGRA”)	Republic of Guatemala	100.00%	100.00%

1/	Entity absorbed by Servicios Juridicos, S.A.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	Country	Ownership interest
		2017	2016
Support service companies:
Desarrollo Provincial, S.A. (“Desarrollo Provincial”)	Republic of Panama	100.00%	100.00%
Negocios Corporativos B&R, S.A. (“B&R”)	Republic of Guatemala	100.00%	100.00%
Servicios Contables y Mercantiles de Guatemala, S.A. (“COMSERSA”)	Republic of Guatemala	100.00%	100.00%
Representaciones Excelsior, S.A. (“Excelsior”)	Republic of Guatemala	100.00%	100.00%
Sistecnica, S.A.(“Sistecnica”)	Republic of Guatemala	100.00%	100.00%
Proyectos Estratégicos e Innovadores, S.A. (“PRESISA”)	Republic of Guatemala	100.00%	100.00%
Inversiones y Servicios Hércules, S.A. (“Inversiones y Servicios Hércules”)	Republic of Guatemala	100.00%	100.00%
Global Equity Finance Co. (Global Equity”)	Republic of Panama	100.00%	100.00%
Desarrollos Inmobiliarios Innovadores, S.A. (“INMOINSA”)	Republic of Guatemala	100.00%	100.00%
Service companies:
Summer Island, Corp.	Republic of Panama	100.00%	100.00%
Multi Advantages, Corp.	Republic of Panama	100.00%	100.00%
Centro de Negocios, S.A. (“Centro de Negocios”)	Republic of Guatemala	100.00%	100.00%
Corporación B, S.A. (“Corporación B”)	Republic of Guatemala	100.00%	100.00%
Operaciones de Consumo, S.A. (“OPERCOMSA”)	Republic of Guatemala	100.00%	100.00%
Fondo Dorado de Inversiones, S.A. (“FDI”)	Republic of Guatemala	100.00%	100.00%
Service companies:
Vairo Limited (“Vairo”)	Commonwealth of the Bahamas	100.00%	100.00%
Rapi-Enbio, LLC (“Rapi-Enbio”)	United States of America	100.00%	100.00%
Guatefacturas, S.A. (“Guatefacturas”)	Republic of Guatemala	70.00%	70.00%
Inversiones Portoviejo, S.A. (“Inversiones Portoviejo”)	Republic of Guatemala	70.00%	70.00%
Coplaza, S.A. (Coplaza”)	Republic of Guatemala	70.00%	70.00%
Felton Commercial, S.A. (“Felton Commercial”)	Republic of Panama	70.00%	70.00%
Arvin Bussines Corp. (“Arvin Bussines”)	Republic of Panama	70.00%	70.00%
Life Tec, Corp. (“Life Tec”)	Republic of Panama	100.00%	100.00%
Atención BI, S.A (“Atención BI”)	Republic of Guatemala	100.00%	100.00%
Coraline Capital, Inc (“Coraline”)	Republic of Panama	100.00%	100.00%
Contecnica, S.A. (“the Credit Card Company”)	Republic of Guatemala	100.00%	100.00%
Fideicomiso de Administración y Realización de Activos Excluidos de Banco de Comercio, S. A. (“FIDEICOMER”)	Republic of Guatemala	100.00%	100.00%
Guate Activos, S.A.	Republic of Guatemala	100.00%	100.00%
Inmobiliaria la Monumental, S.A.2/	Republic of Guatemala	0.00%	100.00%
Guate Inmuebles y Servicios Hospitalarios, S.A.	Republic of Guatemala	100.00%	100.00%
Guate Bienes Salud, S.A.	Republic of Guatemala	100.00%	100.00%
Inversiones Regionales Corporativas de Occidente, S.A.	Republic of Guatemala	100.00%	100.00%
Operaciones de Consumo, S.A. Panama	Republic of Panama	100.00%	100.00%

2/	Entity absorbed by Guate Inmuebles, S.A.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	Country	Ownership interest
		2017	2016
Service companies:
Operaciones de Consumo, S.A. de C.V. El Salvador	Republic of El Salvador	96.00%	96.00%
Bipractico	Republic of Guatemala	100.00%	100.00%
Per Properties, Corp.	Republic of Panama	100.00%	0.00%
Hospital Services:
Servicios Médicos y Hospitalarios Centroamericanos, S.A.	Republic of Guatemala	100.00%	100.00%
Servicios Médicos y Hospitalarios Las Americas, S.A.	Republic of Guatemala	100.00%	100.00%
Servicios Médicos y Hospitalarios Ciudad Vieja, S.A.	Republic of Guatemala	100.00%	100.00%
Servicios Médicos y Hospitalarios Novicentro, S.A.	Republic of Guatemala	100.00%	100.00%
Servicios Médicos y Hospitalarios Cedros del Libano, S.A.	Republic of Guatemala	100.00%	100.00%
Servicios Médicos y Hospitalarios Eskala, S.A.	Republic of Guatemala	100.00%	100.00%
Human Smart, S.A.	Republic of Guatemala	100.00%	100.00%
Spheric Network, S.A.	Republic of Guatemala	100.00%	100.00%
Salud Siempre, S.A.	Republic of Guatemala	100.00%	100.00%
Centro de Diagnostico Los Altos, S.A.	Republic of Guatemala	100.00%	100.00%
Droguería Sermesa, S.A.	Republic of Guatemala	100.00%	0.00%
Traslados Hospitalarios, S.A.	Republic of Guatemala	100.00%	0.00%
Guate Urgencias, S.A.	Republic of Guatemala	100.00%	0.00%
Rescate Médico, S.A.	Republic of Guatemala	100.00%	0.00%

1.	During the year ended March 31, 2017, the following companies became part of the Company’s entities: 100% ownership of Per Properties Corp, Droguería Sermesa S.A. Traslados Hospitalarios, S.A, Guate Urgencias, S.A. and Rescate Médico, S.A.

The Company does not have significant restrictions on its ability to access or use its assets and settle its liabilities other than those resulting from the supervisory frameworks of the companies in which it has shareholding. The supervisory frameworks require subsidiaries to keep certain levels of regulatory capital and liquid assets, limit their exposure to other parts of Bicapital and comply with other ratios (see note 5).

iii. Transactions eliminated on consolidation-

Balances and transactions between Company’s entities, and any unrealized income and expense arising between them are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

iv. Business combinations-

Business acquisitions are accounted for using the acquisition method. The cost of an acquisition is measured at the acquisition date and represents the sum of the consideration transferred at fair value and the amount of any non-controlling interest held by the acquired entity.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

When the Company acquires a business, it assesses the assets acquired and the liabilities assumed for their proper classification and designation in accordance with the contractual terms, and also in accordance with the economic circumstances and the pertinent conditions at the acquisition date.

Initially, goodwill that arises through an acquisition is recognized as the excess of the consideration transferred less identifiable for assets acquired and liabilities assumed. Transaction costs incurred by the Company in connection with a business combination are recognized as incurred in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

(b) Foreign currency-

i. Foreign currency transactions-

Transactions in foreign currency are translated into the respective functional currency of the Company’s entities at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising in translation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. See note 5 for exchange rates at the reporting dates.

ii. Translation in to the presentation currency -

Bicapital translates the assets and liabilities from the functional currency to the presentation currency, which is the dollar, at the exchange rate in effect as of the reporting dates. Revenue and expenses are translated at an average exchange rate. Foreign currency differences derived from the translation process are recognized in other comprehensive income (foreign currency translation differences for foreign operations).

(c) Financial instruments-

i. Non-derivative financial instruments-

Non-derivative financial instruments comprise cash and cash equivalents, restricted cash, investments in debt securities, loan and advance to customers, assets under insurance contracts and other accounts receivable from third parties. The Company initially recognizes the aforementioned financial assets on the date that they are originated at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intents either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

The Company has the following non-derivative financial assets:

Cash and cash equivalents-

Cash and cash equivalents include checks, cash on hand, bank deposits, foreign currencies and cash equivalents. Cash equivalents are short-term commitments that have a maturity period of 90 days or less from their date of acquisition and are easily convertible into cash.

According to IAS 1—Presentation of Financial Statements, cash funds that are restricted and may not be exchanged or used to settle a liability for a period of at least twelve months, are excluded from the balance of cash and cash equivalents and classified within restricted cash in the consolidated statement of financial position for each of the periods presented.

Financial assets at fair value through profit or loss-

A financial asset is classified at fair value through profit or loss if it is managed, evaluated and reported internally on a fair value basis or its designation eliminates or significantly reduces an accounting mismatch that would otherwise arise. At inception, costs attributable to the transactions are recognized in profit or loss as incurred.

Financial assets at fair value through profit or loss are measured at fair value, while changes in fair value, including any dividend, related interest or income, are recognized in profit or loss. Fair value from financial assets is determined based on financial models since an active market for observing the fair value may not exist.

Loans, accounts receivable and accounts receivable from related parties-

Loans, accounts receivables and accounts receivable from third parties are financial assets with fixed or determinable payments that are not traded on an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, loans, accounts receivables, and accounts receivable from related parties are measured at amortized cost using the effective interest method, less any impairment losses.

Other-

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses. Investments in debt securities not traded in active market are valued mainly using valuation techniques such as discounted cash flow analysis and comparisons with other transactions and substantially similar instruments. For the equity securities where the fair value may not be reliable, investments will be carried at cost less any impairment losses.

Held-to-maturity investments are non-derivative assets with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity.

A sale or reclassification of a more than insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Company from classifying investment securities as held-to-maturity for the current and the following two financial years.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

•	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value.

•	Sales or reclassifications after the Company has collected substantially all of the asset’s original principal.

•	Sales or reclassifications attributable to non-recurring isolated events beyond the Company’s control that could not be reasonably anticipated.

ii. Non-derivative financial liabilities-

The Company has the following non-derivative financial liabilities: deposit and obligations from customers, borrowings from banks, subordinated liabilities, debt securities issued, accruals and deferred income, governments repurchase agreements and accounts payable to related parties. The Company initially recognizes subordinated liabilities and debt securities issued on the date that they are originated. All other financial liabilities are initially recognized on the contract date at which the Company becomes a party to the contractual provisions of the instrument, plus costs directly attributable to the transaction. Subsequently, these financial liabilities are measured at amortized cost during their term, using the effective interest method.

The Company derecognizes a financial liability when the contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.

“Government repurchase agreements” on government securities issued by the Government, are instruments in which Bicapital receives cash in exchange for granting such documents as collateral. These instruments are recognized as obligations pending payment at the time the statement of financial position is presented. The contractual obligations are recorded as liabilities, classified as “Government repurchase agreements”. These agreements are recorded based on the amortized cost, using the method of effective interest rate.

Note 5 sets forth the reconciliation between the classes of financial liabilities and the measurement categories.

iii. Derivative financial instruments-

Derivative financial instruments are initially recognized at fair value; origination transaction costs are recognized in profit and loss as incurred. Subsequent to the initial recognition, derivative financial instruments are measured at fair value, and changes in such value are immediately recognized in profit and loss.

According to its treasury policies, the Company does not maintain or issue derivative financial instruments for trading purposes. However, derivatives that fail to meet the requirements for the hedge accounting treatment are accounted for as trading instruments.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

iv. Capital stock-

The Company classifies capital instruments as financial liabilities or equity instruments in accordance with the substance of the contractual terms of the instruments. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity.

Incremental costs that are directly attributable to the issue of an equity instrument are deducted from the initial measurement of the equity instruments.

(d) Insurance institutions-

Premiums-

i. General insurance

Gross premiums written reflect the total premiums receivable over the coverage period for the insurance contracts originated during the financial year, and exclude any taxes or duties based on premiums. The proportion of gross premiums written that are estimated to be earned in the following or subsequent financial periods after the reporting date is deferred as a provision for unearned premiums. Premiums earned is computed separately for each insurance contract and is recognized as revenue using the daily pro rata method, adjusted if necessary to reflect any expected variation in the incidence of risk during the period covered by the contract.

ii. Life insurance

Premiums for term assurance, critical illness, non-participating whole of life, immediate fixed annuity and traditional participating contracts are recognized when they are receivabled. For single premium business, this is the date when the contract becomes effective. For regular premium contracts, premiums are recognized at the date that they are due. If a policy lapses due to the non-receipt of overdue premiums, premium income is reduced by the uncollected premiums.

Cash flows from certain universal life insurance contracts are recognized as gross written premiums and as insurance benefits/losses and not as deposits since the coverage exceed the financial portion. At the date of the financial statements, the Company has no implicit derivatives in insurance contracts, such as life annuities, unit linked, unitized.

Deferred acquisition costs (“DAC”)-

Costs that vary with and are directly related to the acquisition of new insurance contracts, including commissions, marketing and advertising costs and policy issuance costs, are deferred and recognized as a deferred acquisition cost asset, except to the extent that they are not recoverable.

An impairment review is performed at each reporting date as part of the liability adequacy test (see (e) (i)). When the recoverable amount is less than the carrying value an impairment loss is recognized.

i. General insurance

For general insurance contracts, acquisition cost are initially deferred and recognized as assets and are amortized as an expense over the coverage period in proportion to earned premiums.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

ii. Life insurance contracts

For term assurance, critical illness, non-participating whole of life, and immediate fixed annuity contracts, acquisition cost are initially deferred and recognized as assets and are amortized over the life of the contracts in proportion to the expected premiums.

Deferred acquisition cost assets for traditional participating, universal life, deferred fixed annuity, variable annuity, unit-linked and other investment-linked insurance contracts are amortized at a constant rate over the life of the contracts based on the estimated gross margins that are expected to be earned over the life of the contracts. Estimates of gross margins used as the basis for amortization are updated at the end of each reporting period and the resulting change in accumulated amortization is charged or credited to profit or loss. For traditional participating, universal life, deferred fixed annuity and variable annuity contracts, deferred acquisition cost assets are adjusted for the impact on the estimated gross margins of unrealized gains/(losses) on available-for-sale assets held to back the contracts.

iii. Liability adequacy test—General insurance

At each reporting date, the Company reviews its unexpired risks under non-life insurance contracts and carries out a liability adequacy test. If the cost of future claims and related deferred acquisition costs estimated using current estimates exceeds the provision for unearned premiums, the difference is charged to the income statement by establishing an unexpired risk provision. The provision for unexpired risks is calculated by reference to classes of business which are managed together, taking into account the future investment return on investments held in respect of unearned premiums and the unexpired risks provision.

iv. Liability adequacy test—Life insurance

For life insurance contracts, the carrying value of the reserve for life insurance benefits, including any deferred commissions and fees, reduced by the unamortized balance of DAC or the present value of future profits of acquired insurance contracts (“PVFP”), is compared with the reserve for life benefits, calculated using reserved assumptions for actual and anticipated experience as of the valuation date. If a deficiency is identified, the DAC or PVFP for the respective group of contracts is written down by the amount of the deficiency. If after writing down the DAC or PVFP to nil a deficiency still exists for the respective group of contracts, the reserve for life insurance benefits reserve is increased by the amount of the remaining deficiency.

v. Reinsurance

The Company’s insurance entities transfer the risk in the normal course of business in order to limit the potential for losses arising from certain exposures. Reinsurance does not relieve the originating insurer of its liabilities. Certain of the Company’s insurance companies engage in reinsurance activities inherent to their normal activities.

Reinsurance assets and liabilities are recorded gross in the consolidated statement of financial position. Reinsurance assets include balances expected to be recovered from reinsurance companies for ceded risks, outstanding claims and expenses for claims against the Company. Amounts recoverable from reinsurance are estimated in a manner consistent with the liability associated with the reinsured policy.

Reinsurance assets are assessed for impairment on a regular basis for any events that may produce such impairment. If a reinsurance asset is impaired, the carrying value of the asset is reduced to its recoverable

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

amount, through the use of an allowance account, and the amount of the impairment loss is recognized in income. If a decrease in the impairment loss can be related objectively to an event occurring after the impairment loss was initially recognized, the impairment loss is reversed through income. For accounting policy of technical reserves, refer to Note 3 (m) (a).

(e) Property and equipment-

i. Initial recognition-

Property and equipment items are measured at cost less accumulated depreciation and cumulative impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. The cost of property, furniture and equipment acquired in a business combination is determined at the acquisition date, based on fair values according to appraisals performed by independent experts.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within operating and administrative expenses in profit or loss.

ii. Subsequent costs-

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost may be measured reliably. The carrying amount of the replaced component is derecognized. The cost of the day-to-day serving of property and equipment are recognized in profit and loss as incurred.

iii. Depreciation-

Depreciation is calculated over the depreciable amount, which is the cost of an asset or deemed cost, less its residual value.

Depreciation is recognized in profit and loss on a straight-line basis over the estimated useful life of each item or a component within as from the date on which such asset is ready for its intended operation. Assets leased under finance leases are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

The annual depreciation rates of the principal asset classes are as follows:

Rates
Building	2%
Furniture and equipment	10%
Computer equipment	20%
Communication equipment	10%
Transportation Equipment	20%
Health care equipment	20%
Tools	25%

Leasehold improvements are amortized over on a straight-line basis over the useful life of the improvement or the related lease contract’s term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Minor repairs and maintenance costs are expense as incurred.

(f) Leases-

i. Lease payment—Lessee

Payments made under operating leases are recognized through profit or loss on a straight-line basis over the lease term even if payments are not made on the same basis. These types of leases have terms which normally range between 1 to 5 years, and have contracts which may have the right of renewal for an additional 1 to 5 years.

Assets held under operating leases are not recognized in the Company’s statement of financial position.

ii. Lease assets—Lessee

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as financial leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

iii. Lease assets—Lessor

If the Company is the lessor in a lease agreement that transfers substantially all of the risks and rewards incidental to ownership of the asset to the lessee, then the arrangement is classified as a finance lease and a receivable equal to the net investment in the lease is recognized and presented within loans (see note 9).

(g) Inventories-

Inventories are measured at the lower between cost and net realizable value. The cost of inventories is based on the weighted average principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(h) Investment property-

Investment property is property held either to earn rental income, capital appreciation, or both, and is not intended to be sold in the normal course of business. Investment property is initially recognized at cost less accumulated depreciation and cumulative impairment losses and subsequently based on the cost model at the depreciation rate of 2% on a straight-line basis.

(i) Foreclosed assets-

Foreclosed assets correspond to real estate and moveable property foreclosed in the absence of repayment of loans due to the Company.

This type of non-current available-for-sale assets are expected to be recovered mainly through sale and not through continued use.

The value of these assets is updated through an independent appraisal made within three months of the date on which the Company acquires ownership, therefore if the appraisal value is less than carrying value, a valuation reserve is created and charged to the year’s consolidated profit or loss statement.

Subsequently, held-for-sale assets or group of assets are recorded at the lower between their carrying amount and the fair value less costs to sell. Impairment loss in the initial classification of available-for-sale assets and subsequent gains or losses are recognized in consolidated profit or loss statement. Gains in excess of any cumulative impairment loss are not recognized.

As required by the banking regulation in Guatemala, realizable assets should be sold within a maximum period of two years from the date of foreclosure. If the sale does not take place within such time period, the assets should be put up for public auction, and new auctions will be held until sold.

(j) Goodwill-

Goodwill represents the future economic benefit arising from assets acquired in a business combination that is not individually identifiable or recognized separately. Subsequent to initial recognition, goodwill is measured at costs less accumulated impairment losses.

Goodwill is subject to impairment tests at the end of the reporting period and when there are triggering events that may indicate that impairment has occurred.

(k) Intangible assets-

i. Intangible assets with defined useful life-

Intangible assets with defined useful lives include mainly concessions, software licenses and tenancy rights. The factor that has determined their useful life is the signed licensing agreement. These assets are recorded at

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

cost and amortized on a straight-line basis over, their estimated useful life of 5 years. Amortization methods, useful lives of intangible assets are reviewed at each financial year-end or when indicators of impairment exist and adjusted if necessary.

ii. Intangible assets with indefinite useful life-

Intangible assets with indefinite useful lives may include trademarks and patents and are initially recorded at cost and subsequently subject to impairment tests at the end of the reporting period and when there are triggering events that may indicate that impairment has occurred.

(l) Impairment-

i. Financial assets-

A financial asset not carried at fair value through profit and loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that such loss event has had a negative effect on the estimated future cash flows of that asset and that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. Additionally, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Allowance for loan losses and other receivables

The Company considers evidence of impairment for its loans and other accounts receivable at both individually significant level and on a collective level. Loans and other accounts receivable not individually significant are assessed collectively for potential impairment by grouping items with similar risk characteristics. Moreover, individually significant loans and other accounts receivable are assessed for potential specific impairment.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether the current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss in the “Loan impairment charges” line item and reflected in an allowance for loan losses. When a subsequent event causes the amount of impairment loss to decrease, the decrease in the allowance for loan losses is reversed through profit or loss in the “Loan impairment charges” line item.

When financial assets are deemed unrecoverable, they are written-off against the allowance. In the event that such assets are recovered, such amounts are recognized as cash and cash equivalents against income in the “Other operating income” line item.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

ii. Non-financial assets-

The carrying value of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed periodically to determine whether there is an indication of potential impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful life or that are not yet available for use, the recoverable amount is estimated each year on the same dates. Property and equipment and intangible assets with defined useful life are subject to impairment tests when there is indication of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

For the purposes of impairment tests, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating units or CGU”). Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purpose.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recorded in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

(m) Technical insurance and reinsurance reserves-

Reserve for life benefits

Future life policyholders’ benefits represent the estimated future benefits liability for traditional life insurance policies and include the value of accumulated profit that has vested to the policyholders.

The reserves for life benefits for participating traditional life insurance policies are calculated using a valuation method based on actuarial assumptions taking into account mortality, acquisition and administration costs and interest rates.

(n) Provisions-

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation and other provisions.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(o) Employee benefits-

i. Defined benefit plans-

A defined benefit plan is a post-employment benefit plan at the termination of the employment relationship, other than a defined contribution plan. The Company accounts not only its legal obligation under the formal term describe above, also for any constructive obligation that arise from the Company’s informal practices. An informal practice give arise to a constructive obligation where the Company has not realistic alternatives but to pay employee benefits.

The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets is deducted.

The discount rate is the yield at the reporting date on governmental bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in “Other comprehensive income” in the period in which they arise.

ii. Short-term benefits-

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related services are provided.

Liability is recognized for the amount expected to be paid under short-term cash and include mainly wages and salaries, bonuses, paid absences, vacations, vacation bonuses and incentives to pay this amount as a result of past services provided by the employees, and the obligation can be estimated reliably.

iii. Termination benefits-

According to the Law in Guatemala, Honduras, El Salvador and Panama, employers are obligated to pay to their employees, in case of unjustified dismissal, compensation based on the years of service.

Termination benefits are recognized as an expense when the Company can demonstrate termination, without realistic possibility of withdrawal. A formal detailed plan is elaborated to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary termination.

Termination benefits for cases of voluntary termination are recognized as an expense if the Company has made an offer of voluntary termination, it is possible that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than twelve months after the reporting period, then they are discounted at their present value.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(p) Revenue and expense recognition-

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments and receipts through the expected life of the financial asset or financial liability, or when appropriate, a shorter period to the carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes transaction costs, fees, and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

Profit from banking and insurance operations presented in the statement of profit or loss and OCI include:

Default interest

In addition to financing interest, credit cards charge default interest on the amount of minimum required payments not made, computed from the date following that on which the respective fees become due, which accrue for up to three months of default. Interest charges stop if after the fourth month the cardholder has not repaid his/her delinquent payments.

Management fees

Credit cards charge cardholders an account management fee, which covers the right for receiving additional services and benefits granted for holding the credit card. The account management fee is recognized in profit or loss as services are provided.

Exchange transactions fee

Credit cards earn commissions on customer consumptions in affiliated local and international establishments. These commissions are recognized in profit and loss when the refund amounts for the exchange of transactions are accrued.

Insurance premiums and other related income

Collective life plans, accidents and illness plans, direct insurance premiums, reinsurance taken premiums, other corresponding income, fractional premium charges, and policy issuance fees shall be accounted for as deferred income over the life of the respective contract. Thus, income shall be earned in the month in which the premium is collected.

At the end of each accounting period, for the damages policies, collective life insurance plans and medical expense premiums receivable over forty five (45) days old are written off. For cancellation purposes in cases where the policy includes several risk coverage and/or certificates, only the balance of the specific endorsement and/or certificate that is over 45 days old is written off instead of the total policy balance

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Fees and commissions income

Income and expenses from fees and commissions, both paid and received, other than those included in determining the effective interest rate, include banking services, premium and other service fees, administration and management of accounts which are recognized as the related services are performed. If the fees are for services provided in future periods, then they are deferred and recognized over those future periods.

Generally, commissions on short-term financial assets are recognized as income under the cash method due to their short maturity.

Other income

Rental income from investment property and subleased properties is recognized in profit or loss when the rental service is rendered and during the term of the lease agreement, within “other income”. Lease incentives granted are recognized as an integral part of the total rent income during the term of the lease agreement.

Gain on the sale of foreclosed assets and salvage value

Income from the sale of foreclosed assets and salvage value is recognized in profit or loss at the time of transfer of the risks and benefits of the asset in question to the extent that payment is reasonably assured.

Dividend income

Dividend income, from equity investments in which there is no significant influence, is recognized in profit or loss when the right to receive the income arises.

Revenue from hospital services

Hospital services include charging for health business activities such as: medical consultations, hospitalization, medicines, medical supplies, special lab tests and diagnostics; the quantification of such services is made according to a price list established for the purpose and authorized by the administration of hospitals; the recognition of the income is at the time of rendering the services, the products are carried at fair value of the consideration (money or equivalent) and recognized in income for the period. Revenues from hospital services are not considered part of the core business taking into consideration financial profile of most Company’s entities. Revenue from hospital services is presented in the consolidated profit and loss statement in the line item of fees and commission.

(q) Loyalty program-

The Company operates a customer loyalty program which allows frequent customers to accumulate “points” that entitle them to a choice of various awards. The fair value attributed to all the “points” earned by the members, is accounted for as a liability and recognized as revenue on redemption of the “points” by the participants to whom they are issued. The fair value of the award is determined based on prices at which the awards are sold by commercial partners.

The amount of revenue recognized is based on the number of award credits (“points”) redeemed in a period in relation to the total number expected to be redeemed, which factors in the Company’s estimate for breakage. Breakage represents the estimated points that are not expected to be redeemed by the program members.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members’ redemption practices. Redemption costs are recognized in profit and loss upon “points” are redeemed.

(r) Income tax-

Income tax expense comprises current and deferred income tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or to items recognized directly in equity or in other comprehensive income.

The current income tax (“IT”) is the tax expected to be paid or received on the taxable income or loss for the year. The IT payable for the period is determined in accordance with the legal and fiscal requirements for each of the Bicapital companies, using tax rates in force or enacted as of the date of the report in each of the jurisdictions of the companies in which Bicapital has a shareholding, and any adjustment to the tax payable concerning previous years.

Deferred IT is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between such values. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to temporary differences when recovered or settled in each of the jurisdictions of the companies in which Bicapital has a shareholding, based on laws enacted or substantially enacted as of the reporting date.

No deferred taxes are recognized for the initial recognition of an asset or a liability in a transaction that is not a business combination and that affects neither accounting nor taxable income. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority and to the same fiscal entity or on different tax entities, but they intent to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which such can be reversed. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized.

(s) Dividends-

Dividends are declared in accordance with stockholders’ meeting authorization. Dividends are paid in cash during the fiscal year in which they are declared.

The Guatemalan Banking regulation may limit banks, financial companies and offshore financial entities from distributing dividends, in whichever condition or form, when in the judgment of its regulatory body and as a prudential measure, it is necessary to strengthen the liquidity and/or solvency of the respective bank, financial company or offshore financial entity. Such limitation shall not apply to limited voting shares with preferred dividends.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(t) Contingencies-

When a reasonable estimation cannot be made, disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(u) Earnings per share-

The Company presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary, which comprise potential dilution effects of all the ordinary shares of stock.

(v) Segment reporting-

An operating segment is a component of the Company that engaged in business activities for which it may earn revenues and incur in expenses, including revenue and expenses that relate to transactions with any of the other Company’s components.

Segment operating results are regularly reviewed by the Company’s Chief Operating Decision Maker to make decisions about the resources to be allocated to the segment and to evaluate its performance (see note 31).

w) New International Financial Reporting Standards (IFRS) and Interpretations not yet adopted-

At the date of the consolidated financial statements there are standards issued that have not yet been applied in their preparation:

•	Final version of IFRS 9 “Financial Instruments”, (2014) replaces all previous versions to IFRS 9 issued (2009, 2010 and 2013) and completes the replacement project of IAS 39. Among the most important effects of these Standards are:

•	New requirements for classification and measurement of the financial assets. Among other aspects, this Standard has two primary categories of measurement for financial assets: amortized cost and fair value. IFRS 9 eliminates the actual categories in IAS 39 of values held to maturity, available-for-sale securities, loans and accounts receivable.

•	Eliminates the volatility in results caused by changes in the credit risk of liabilities measured at fair value, which implies that the gains from the impairment of the entity’s own credit risk in these types of obligations are not recognized in profit or loss of the period.

•	A substantially reformed approach to hedge accounting, with improved disclosures about risk management activity.

•	A new model of impairment, based on “expected loss” that will require a greater timely recognition of expected credit losses.

The effective date for the application of IFRS 9 is for annual periods beginning on or after January 1, 2018. However, this Standard may be adopted in advance.

•	Amendments to IAS 7 Cash Flow Statements. The amendment requires disclosures that allow users of consolidated financial statements to evaluate changes in financial liabilities arising from the flows of financing activities, including cash flows and changes that do not affect cash.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

This amendment is effective for the annual periods starting on January 1 of 2017, allowing the advance adoption.

To meet the new information requirement, the Company intends to present a reconcilement between the initial and final balances of financial liabilities with variations arising from the flows of financing activities.

•	IFRS 15 Revenue from Contracts with Customers. This standard establishes a comprehensive framework to determine how, how much and when income should be recognized. This standard replaces existing guides, including IAS 18 Revenue from Ordinary Activities, IAS 11 Construction Contracts, and IFRIC 13 Customer Loyalty Programs. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

•	In addition, on January 13, 2016, IFRS 16 Leases was issued, which replaces the current IAS 17 Leases. IFRS 16 eliminates classification of leases either as operating leases or finance leases for the lessee. Instead, all leases are recognized similarly to finance leases under IAS 17. Leases are measured at the present value of future lease payments and are presented as either leased assets (assets right of use) or along with property, furniture and equipment. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that also adopt IFRS 15 Revenue from Contracts with Customers.

Due to nature of the financial operations the Company holds, the early adoption of these standards could create modifications in the consolidated financial statements, matter in the process of evaluation by the administration

(4) Determination of fair values-

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in note 5.

a) Investments-

The Company does not value its investments in debt securities at fair value, as they are classified as held to maturity; therefore, the fair value is determined only for purposes of disclosure in the financial statements. The fair value is estimated using an internal or own method, based on information from the secondary market to set prices reference values by a price curve.

b) Loan and advances to customers and accounts receivable-

The fair value of loan and advances to customers, accounts receivable and accounts receivable from third parties is estimated as the present value of future cash flows, discounted at the market interest rate prevailing on the reporting date. This fair value is determined for disclosure purposes only.

c) Derivative financial instruments-

The fair value of derivative financial instruments is obtained from the financial counterparts with whom the Company operates and reasonableness tests are conducted, discounting the estimated future cash flows based on the conditions and term of each contract and the use of market inputs. Fair values reflect the instrument’s credit risks and include adjustments to take into account the Company’s own credit risk, as appropriate.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

d) Non-derivative financial liabilities-

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determinate by reference to similar lease agreement.

(5) Financial risk management

The Company is exposed to the following risks from financial instruments, for which it conducts risk management efforts:

•	credit risk

•	liquidity risk

•	market risk

•	management of capital

This note presents information about the Company’s exposure to each of the above risks, and Company’s objectives, policies and processes for measuring and managing risks. Further quantitative disclosures are included throughout consolidated financial statements.

Risk management framework-

The Board of Directors of Banco Industrial, S.A., which is the main entity in these consolidated financial statements, sets the minimum standards to be followed by the management of each Company’s entity. Each entity’s management is responsible for establishing and supervising the risk management structure, so that it meets the requirements of the supervisory entity and minimum parameters followed. According to the regulatory compliance of each supervisory entity in each country of operation and according to the level of complexity of the activities of each institution, members are authorized to form the Risk management Committee, responsible for the development and monitoring of risk management policies and report at least annually or when the situation warrants, to his Board of Directors on their activities and results.

The risk management policies are established to identify and analyze the risks faced by each institution, to set appropriate risk limits and controls, and to monitor risks and adherence to those limits. The risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. Each institution through its training management standards and procedures aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Audit Committee of Bicapital oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risk faced by the entities.

The Company’s Audit Committee is assisted in its oversight role by the Internal Audit function. Internal Audit carries out regular reviews of risk management controls and procedures, the results are reported to the Company’s Audit Committee.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Additionally, certain Company’s entities depending on the countries where they operate with respect to, among others matters, are subject to local regulation established for example by the Superintendence of Banks to comprehensive risk management of liquidity and capital adequacy.

Credit risk-

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations, in accordance with the terms and conditions agreed upon at the time the institution acquired or originated the respective financial instrument.

Credit management is conducted under policies defined by each of the Company’s entities’ administration. Such policies are reviewed and modified periodically based on changes and expectations of the markets where the Company’s entities operate, regulations, and other factors are considered in formulating such policies.

Exposure to credit risk is managed through a periodic analysis of the ability of borrowers or potential borrowers to determine their capacity of repaying capital and interest thereon, and the restructuring of such limits, as appropriate. Exposure to credit risk is also mitigated, in part, by obtaining commercial, individual and real guarantees.

The Company classifies its loans into five risk categories, depending on the degree of the debtor’s risk of nonpayment. These categories are grouped according with the debtors’ repayment performance and are described as follow:

•	Current and past due up to 30 days:

•	Normal risk—A,

•	Past due over 30 days:

•	Higher than normal risk—B,

•	With expected losses—C,

•	Significant expected losses—D,

•	High default risk—E

Category A: Debtors of commercial loans classified in this category have been met timely with their obligations and, at the time of the assessment there are no reasons for doubting the repayment of capital and interest thereon on the agreed-upon dates. Also, there are no significant reasons to believe that their status will change before the next assessment. In assessing a loan as Category A, the use of the funds and the source of the cash flows to be used in repaying the loan should be known. Retail banking loans are classified as Category A if payments are made when their due is not more than thirty days past due.

Category B: Debtors of commercial loans classified in this category are those that at the time of the assessment present certain deficiencies which, if not corrected in a timely manner, may lead to higher level of risks in respect of the loan recovery. Certain common characteristics of loans in this category include delays in the repayment of loans that were promptly paid before an outdated or lack of information required for analyzing the repayment capacity. Retail banking loans are classified in Category B when payments are between 31 and 60 days past due.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Category C: Debtors of commercial loans classified in this category present financial difficulties. Additionally, commercial loans are classified in this category when payments are between 91 and 180 days past due. Retail banking loans are classified in Category C when payments are between 61 and 120 days past due.

Category D: Debtors of commercial loans classified in this category have certain characteristics that result in doubtful recovery of the loan. Despite the fact that the recovery of the loan is doubtful, there is a reasonable possibility that in the near future the debtor’s creditworthiness will improve, however the Company classified these type of loans in this category. Furthermore, commercial loans are classified as Category D when payments are made between 181 and 365 days late. Retail banking loans are classified in Category D when payments are between 121 and 180 days past due.

Category E: Commercial loans included in this category present major financial and operational difficulties as well as a significant possibility that in the near future the customer’s payment capacity will worsen. Commercial loans are classified in this category when payments are over 365 days past due. Retail banking loans are classified in Category E when payments are over 180 days past due.

The Company’s entities have implemented a series of credit procedures and reports for assessing the performance of its portfolio, the requirements of provisions and, especially, for anticipating events that may affect its debtors’ future condition.

The following table analyzes the Company’s entities loans, that are exposed to credit risk and its corresponding assessment according to the above risk classification:

			March 31, 2017
Category	Classification	Condition	Assessed for individual impairment	Assessed for collective impairment past due over 30 days	Assessed for collective impairment current and past due up to 30 days	Total
A	Normal risk	Normal	—	—	8,651,431,152	8,651,431,152
B	Higher than normal risk	Supervised	—	166,331,119	—	166,331,119
C	Expected losses	Deficient	—	43,745,613	—	43,745,613
D	Significant expected losses	Doubtful	—	23,325,206	—	23,325,206
E	High default risk	Non Compliance	6,870,501	31,013,196	—	37,883,697

Total			6,870,501	264,415,134	8,651,431,152	8,922,716,787
	Allowance for loan losses		(3,959,195)	(43,304,912)	(41,026,305)	(88,290,412)

Total Net			2,911,306	221,110,222	8,610,404,847	8,834,426,375

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

			March 31, 2016
Category	Classification	Condition	Assessed for individual impairment	Assessed for collective impairment past due over 30 days	Assessed for collective impairment current and past due up to 30 days	Total
A	Normal risk	Normal	—	—	7,719,821,970	7,719,821,970
B	Higher than normal risk	Supervised	—	142,099,045	—	142,099,045
C	Expected losses	Deficient	—	43,910,029	—	43,910,029
D	Significant expected losses	Doubtful	1,254,360	21,788,301	—	23,042,661
E	High default risk	Non Compliance	17,326,308	25,626,539	—	42,952,847

Total			18,580,668	233,423,914	7,719,821,970	7,971,826,552
	Allowance for loan losses		(14,323,675)	(39,610,946)	(37,912,207)	(91,846,828)

Total Net			4,256,993	193,812,968	7,681,909,763	7,879,979,724

Factors of greater risk exposure, information of impaired assets and premises used for these disclosures are as follows:

•	Impairment loans and investments securities:

The impairment of loans and investments securities is determined by comparing the book value of the assets with its recoverable amount. As of March 31, 2017 and 2016, the Company’s investments securities are not impaired and also are not past due in interest and capital amortizations.

•	Defaulted but not impaired loans:

Loans with guarantees and/or sources of payment that are enough to cover the carrying value are deemed defaulted but not impaired, that means, with no losses incurred.

•	Restructured loans:

Restructured loans are those for which, owing to significant difficulties in the repayment capacity of a debtor, a significant variance in the original terms of the loan (balance, term, payment plan, rate or guarantees) has been formally documented. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the accounting policy set out in note 3(c.i) and any difference between both values are recognized in profit and loss consolidated statement. Once the loan has been restructured, it remains in the same category as prior to the restructuring.

The Company maintained a credit exposure for restructured loans of US$5,744,482 at March 31, 2017 (US$2,919,609 at March 31, 2016) of which US$4,509,605 are assessed for collective impairment—current and past due up to 30 days (US$2,624,761 at March 31, 2016) and US$1,234,877 are assessed for collective impairment—past due over 30 days (US$294,848 at March 31, 2016). The allowance for loan losses for these restructured loans is US$112,518 (US$75,696 at March 31, 2016). The interest income non-accrued for the years ended as of March 31, 2017, 2016 and 2015 were US$1,721,808, US$2,743,575 and US$2,670,491, respectively.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

•	Allowance for loan losses:

The Company created an allowance which represents its best estimate of incurred losses on its loan portfolio. The main components of this allowance are collective loan losses allowance established by groups with homogeneous characteristics as well as individual credit exposures that were subject to individual impairment assessment.

•	Charge-off policy:

The Company determines the charge-off of a loan or group of loans demonstrating non-recoverability. This determination is made after performing an analysis of the financial conditions since the payment was not made and the likelihood of recovering such loans. For small amount loans (less than US$65,000 dollars), the charge-offs are normally based on the number of days past due.

	March 31,
	2017	2016
Neither past due nor impaired
Category “A”	8,651,431,152	7,719,821,970
Past due but not impaired
From 31 to 60 days	121,654,285	101,287,679
From 61 to 90 days	57,559,852	51,858,458
From 91 to 180 days	39,942,095	41,060,840
Over 180 days	45,258,902	39,216,937

Sub-total	264,415,134	233,423,914
Individually impaired
Category “D”	—	1,254,360
Category “E”	6,870,501	17,326,308

Sub-total	6,870,501	18,580,668

Total	8,922,716,787	7,971,826,552

The following table shows an analysis of the gross (excluding the allowance for loan losses) and net amounts of the loans by risk category:

		March 31, 2017
Category	Classification	Gross Amount	Net Amount
A	Normal risk	8,651,431,152	8,610,404,847
B	Higher than normal risk	166,331,119	157,234,402
C	Expected losses	43,745,613	32,897,639
D	Significant expected losses	23,325,206	12,210,454
E	High default risk	37,883,697	21,679,033

	Total	8,922,716,787	8,834,426,375

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

		March 31, 2016
Category	Classification	Gross Amount	Net Amount
A	Normal risk	7,719,821,970	7,681,909,763
B	Higher than normal risk	142,099,045	134,040,354
C	Expected losses	43,910,029	32,800,596
D	Significant expected losses	23,042,661	12,149,127
E	High default risk	42,952,847	19,079,884

	Total	7,971,826,552	7,879,979,724

The table below shows the loans past due days of payment according with the contractual terms:

Range	March 31 2017	March 31 2016
Current	8,207,486,445	7,323,271,572
From 1 to 30 days	443,944,707	397,184,128
From 31 to 60 days	121,654,285	101,287,679
From 61 to 90 days	57,559,852	51,858,458
From 91 to 180 days	39,942,095	43,132,699
Over 180 days	52,129,403	55,092,016

Total	8,922,716,787	7,971,826,552

Investment securities-

The Company does not maintain investment securities for trading purposes. The following table shows the credit rating of investment securities. The analysis has been made on the basis of ratings provided by credit rating agencies (Fitch Ratings, Moody’s Investor Services and Standard and Poor’s).

Rating	March 31, 2017	March 31, 2016
AAA	11,378,555	10,040,150
Between AA+ and AA-	19,477,244	6,189,570
Between A+ and A-	300,390	10,460,795
Between BBB+ and BBB-	8,659,724	4,500,576
Between BB+ and BB-	3,196,323,601	3,100,868,663
Between B+ and B	342,218,232	290,798,564

Total	3,578,357,746	3,422,858,318

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

The following table shows the credit rating of deposits in financial institutions basis of ratings provided by credit rating agencies as follows:

Rating¹	March 31, 2017	March 31, 2016
AAA	2,515,315	4,298,339
Between AA+ and AA-	140,167,757	233,350,181
Between A+ and A-	155,312,288	150,585,824
Between BBB+ and BBB-	18,632,044	15,426,251
Between BB+ and BB-	90,532	17,832

Total	316,717,936	403,678,427

¹	Mandatory deposits maintained on central banks are excluded in the table above.

The Company maintains guarantees on loans granted, mainly mortgages on real estate and other properties and guarantees. Over the investment securities portfolio, the Company does not maintain any guarantee.

Fair value estimates of guarantees and other guarantees on these assets are described as follows:

	March 31, 2017
Fair value of collaterals and guarantees	Current and past due up to 30 days	Past due over 30 days	Total
Real estate	4,201,190,555	260,299,921	4,461,490,476
Other properties	2,541,659,474	30,747,577	2,572,407,051
Other guarantees	1,424,000,306	9,581,335	1,433,581,641
Cash	330,062,386	946,556	331,008,942

Total	8,496,912,721	301,575,389	8,798,488,110

Guaranteed loans	4,020,833,823	171,285,774	4,192,119,597

% of guaranteed loans from total portfolio	46%	63%	47%
% of guarantees that cover guaranteed loans	211%	176%	210%

	March 31, 2016
Fair value of collaterals and guarantees	Current and past due up to 30 days	Past due over 30 days	Total
Real estate	4,207,309,536	258,151,700	4,465,461,236
Other properties	2,118,379,560	25,658,029	2,144,037,589
Other guarantees	281,961,904	8,033,877	289,995,781
Cash	174,868,237	853,776	175,722,013

Total	6,782,519,237	292,697,382	7,075,216,619

Guaranteed loans	3,338,015,865	172,308,855	3,510,324,720

% of guaranteed loans from total portfolio	43%	68%	44%
% of guarantees that cover guaranteed loans	203%	170%	202%

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Details of non-financial assets received by the Company during the year by taking possession of collateral held as security against loans are shown below:

	March 31, 2017	March 31, 2016
Real estate	9,043,145	10,988,232
Other properties	3,108,871	2,844,266

	12,152,016	13,832,498

Estimates of fair value are based on the value of collateral assessed at the time of loan origination these values are estimated for at least the next three years. The Company’s entities have technical employees (appraiser) for a constant monitoring of the fair value of the guarantees, when identified gaps those will be adjusted with the corresponding update. Additionally, the fair value of collateral is updated when a loan is individually assessed as impaired or by any change in conditions that the debtor request in advance or in the case of project financing, according to construction progress.

The Company follows up credit risk concentration by sector and geographic location. The analysis of credit risk concentration as of the reporting date of the consolidated financial statements is described as follows:

	Loans, net
	March 31, 2017	March 31, 2016
Concentration by sector
Personal	2,200,638,931	1,913,887,304
Commercial	6,633,787,444	5,966,092,420

Total	8,834,426,375	7,879,979,724

Concentration by geographic location
Guatemala	6,420,145,406	5,562,364,225
Rest of Central America and Caribbean	2,109,167,299	1,973,154,978
Panama	255,149,181	261,513,495
Europe	49,964,064	49,893,934
United States of America	425	764
Marshall Island	—	33,052,328

Total	8,834,426,375	7,879,979,724

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	Investment securities
	March 31, 2017	March 31, 2016
Concentration by sector
Banking	53,848,632	45,778,524
Commercial	155,871,036	140,528,119
Public and government entities	3,368,635,337	3,236,551,675
Others	2,741	—

Total	3,578,357,746	3,422,858,318

Concentration by geographic location
Guatemala	3,102,607,511	3,012,322,922
Rest of Central America and Caribbean	462,288,123	402,108,317
Panama	8,153,307	3,076,057
Others	5,308,805	5,351,022

Total	3,578,357,746	3,422,858,318

	Banks deposits¹
	March 31, 2017	March 31, 2016
Concentration by geographic location
Canada	170,592	8,232
Central America and Caribbean	30,744,157	11,106,461
Europe	12,950,140	12,272,068
United States of America	272,853,047	380,291,666

Total	316,717,936	403,678,427

¹	Refers to cash deposits in other banks included in cash and cash equivalents.

Geographic concentration of loans and bank deposits are based on the debtor’s location. The geographic concentration of investments is measured on the basis of the investment issuer’s location.

	Lending commitments and financial guarantees
	March 31 2017	March 31 2016
Concentration by sector
Banking	49,423,028	34,041,124
Commercial	995,843,136	918,852,144
Personal	519,922,251	488,195,938
Public and government entities	—	271,972

Total	1,565,188,415	1,441,361,178

Lending commitments are obligations acquired for specific credit products (e.g. revolving credit lines) that may be disbursed by the Company in accordance with clients’ needs.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Lending commitments are registered off-balance. At the moment of disbursement Bicapital registers the loan.

In addition, contingencies are possible obligations in which Company’s entities may incur in the case that an event that secure a transaction materializes (e.g. credit letters, financial guarantees, others) or a potential tax liability may arise. In the case of that event, the Company registers an account payable.

	Lending commitments and financial guarantees
	March 31 2017	March 31 2016
Concentration by geographic location
Guatemala	1,208,598,827	1,199,148,543
Rest of Central America and Caribbean	144,225,496	110,755,427
Europe	53,524,700	63,564,611
North America	121,529,636	36,766,213
Panama	7,000,158	1,047,453
South America	24,686,660	21,065,839
Asia	5,622,938	9,013,092

Total	1,565,188,415	1,441,361,178

Liquidity risk-

Liquidity risk is the risk of an entity finding difficulties in fulfilling its obligations associated with its financial liabilities, which are settled with cash or another financial asset. The liquidity management approach is to ensure, to the largest extent possible, that sufficient liquidity will always be available for meeting obligations as they fall due, both in normal and stress conditions, without incurring in unacceptable losses or risking the Company’s security.

Management and/or the Risk management Committee of each of the Company’s entities regularly monitors the liquidity position by analyzing the maturity structure of assets and liabilities, the stability of deposits by type of customer and the compliance of minimum standards set forth by the regulations and corporate policies.

The key measure used by the Company for managing its liquidity risk is the ratio of net liquid assets to customer deposits received, which must be a minimum of 35% provided that the coverage of net liquid assets to 30 days on customer deposits received coming due in 30 days is 100%. Net liquid assets are cash and cash equivalents and investments for which there is an active and liquid market. At the 2017 year-end, such ratio was 53.5% (56.3% at March 31, 2016).

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

The following table analyzes the Company’s assets and liabilities in maturity groups based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date:

	March 31, 2017
	0 to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 days up to 1 year	More than 1 year	Without Maturity	Total
Assets
Cash and cash equivalents	1,731,861,586	—	—	—	—	—	1,731,861,586
Investment securities	169,701,299	79,479,469	68,012,552	220,485,000	3,040,679,426	—	3,578,357,746
Loans, net	161,145,714	498,469,777	748,062,218	874,908,856	6,551,839,810	—	8,834,426,375
Restricted cash	—	—	—	—	112,600,876	—	112,600,876

Total	2,062,708,599	577,949,246	816,074,770	1,095,393,856	9,705,120,112	—	14,257,246,583

Liabilities
Deposits and obligations from customers	1,081,076,753	779,258,649	1,060,075,532	1,415,157,617	4,798,492,550	—	9,134,061,101
Borrowings	121,824,133	411,724,637	550,173,902	323,223,181	1,717,659,132	—	3,124,604,985
Debt securities issued	12,970,319	11,834,145	60,603,442	35,460,074	661,691,459	—	782,559,439
Subordinated liabilities	2,289,049	—	—	—	190,771,764	—	193,060,813
Derivative liabilities held for risk management	—	—	—	—	560,564	—	560,564

Total	1,218,160,254	1,202,817,431	1,670,852,876	1,773,840,872	7,369,175,469	—	13,234,846,902

Lending commitments and financial guarantees	6,047,016	8,212,153	5,371,393	91,366	1,545,466,486	—	1,565,188,415

	March 31, 2016
	0 to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 days up to 1 year	More than 1 year	Without Maturity	Total
Assets
Cash and cash equivalents	1,760,720,359	—	—	—	—	—	1,760,720,359
Investment securities	149,053,243	100,545,436	127,166,041	164,785,903	2,881,307,695	—	3,422,858,318
Loans, net	90,852,950	212,966,445	331,101,054	516,528,036	6,728,531,239	—	7,879,979,724
Restricted cash	—	—	—	—	91,774,191	—	91,774,191
Derivative assets held for risk management	—	—	—	—	1,325	—	1,325

Total	2,000,626,552	313,511,881	458,267,095	681,313,939	9,701,614,450	—	13,155,333,917

Liabilities
Deposits and obligations from customers	1,058,790,390	629,921,034	886,599,473	1,336,028,914	4,660,099,252	—	8,571,439,063
Borrowings	110,985,753	571,534,251	543,734,906	197,247,616	1,397,585,249	—	2,821,087,775
Debt securities issued	3,672,906	6,148,830	38,848,585	18,139,698	577,258,384	—	644,068,403
Subordinated liabilities	2,415,019	—	—	—	190,544,920	—	192,959,939
Derivative liabilities held for risk management	—	—	—	—	1,052,574	—	1,052,574
Government repurchase agreement	—	105,000,000	—	—	—	—	105,000,000

Total	1,175,864,068	1,312,604,115	1,469,182,964	1,551,416,228	6,826,540,379	—	12,335,607,754

Lending commitments and financial guarantees	9,824,113	10,984,225	4,797,877	5,820,339	1,409,934,624	—	1,441,361,178

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

The following table shows the undiscounted cash flows of financial assets and financial liabilities on the basis of their closest maturity. The actual expected flows of these instruments may vary as set out in this table:

	March 31, 2017
	Book value	Up to 1 year	From 1 to 5 years	More than 5 years	Total
Inflows
Cash and equivalents	1,731,861,586	1,731,890,963	—	—	1,731,890,963
Investment securities	3,578,357,746	786,361,856	1,729,745,840	2,970,830,103	5,486,937,799
Loans, net	8,834,426,375	2,280,829,529	3,784,645,881	7,902,595,613	13,968,071,023

Total	14,144,645,707	4,799,082,348	5,514,391,721	10,873,425,716	21,186,899,785

Outflows
Deposits and obligations from customers	9,134,061,101	8,955,245,878	325,201,697	3,042	9,280,450,617
Borrowings	3,124,604,985	1,510,449,673	893,117,775	1,266,817,961	3,670,385,409
Debt securities issued	782,559,439	147,690,704	589,914,478	189,592,432	927,197,614
Subordinated liabilities	193,060,813	17,793,119	231,727,106	10,165,305	259,685,530

Total	13,234,286,338	10,631,179,374	2,039,961,056	1,466,578,740	14,137,719,170

	March 31, 2016
	Book value	Up to 1 year	From 1 to 5 years	More than 5 years	Total
Inflows
Cash and equivalents	1,760,720,359	1,760,738,728	—	—	1,760,738,728
Investment securities	3,422,858,317	779,322,675	1,512,429,962	3,087,607,410	5,379,360,047
Loans, net	7,879,979,724	2,702,965,542	4,352,146,765	7,076,634,407	14,131,746,714

Total	13,063,558,400	5,243,026,945	5,864,576,727	10,164,241,817	21,271,845,489

Outflows
Deposits and obligations from customers	8,571,439,063	8,100,310,413	623,093,008	3,723	8,723,407,144
Borrowings	2,821,087,775	1,500,995,959	450,052,825	1,394,876,923	3,345,925,707
Debt securities issued	644,068,403	104,897,349	362,767,975	618,966,551	1,086,631,875
Subordinated liabilities	192,959,939	17,817,565	72,447,657	184,206,553	274,471,775
Government repurchase agreements	105,000,000	105,414,480	—	—	105,414,480

Total	12,334,555,180	9,829,435,766	1,508,361,465	2,198,053,750	13,535,850,981

Market risk-

Market risk is the potential loss in response to changes in risk factors affecting the value of position in asset or liability transactions or those giving rise to a contingent liability, such as interest rates, exchange rates, etc.

Market risk arises due to the open interest rate and exchange rate positions. All these elements are exposed to general and specific market movements and may result in the reduction of the value of a financial asset. Risk management Committees authorize the established limits and monitor results.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Interest rate risk-

The interest rate risk is the exposure of the financial position of the Company for any losses arising from adverse movements in interest rates.

Among with management, Risk management Committees monitor the sensitivity of changes in interest rates, and determine the balance structure, different item terms and investment strategies.

The table below summarizes the Company’s exposure to the risk of interest rate. The assets and liabilities of the Company are included in the table to its book value, categorized by the earlier of contractual re-pricing rate or maturity dates.

	March 31, 2017
	Up to one year	From 2 to 5 years	From 6 to 10 years	More than 10 years	Total
Assets
Cash and cash equivalents	504,220,431	—	—	—	504,220,431
Investment securities	462,056,977	884,070,405	1,119,083,290	1,038,215,231	3,503,425,903
Loans	8,267,489,059	329,499,230	292,344,670	2,093,305	8,891,426,264

Total	9,233,766,467	1,213,569,635	1,411,427,960	1,040,308,536	12,899,072,598

Liabilities
Deposits and obligations from customers	5,131,675,555	—	—	—	5,131,675,555
Long-term deposits	3,594,794,313	285,846,417	44,961,981	671	3,925,603,382
Borrowings	1,761,070,286	230,441,949	984,686,061	125,540,836	3,101,739,132
Debt securities issued	120,338,054	501,424,697	132,007,650	28,167,240	781,937,641
Subordinated liabilities	—	180,771,763	10,000,001	—	190,771,764

Total	10,607,878,208	1,198,484,826	1,171,655,693	153,708,747	13,131,727,474

Net exposure to interest rate risk	(1,374,111,741)	15,084,809	239,772,267	886,599,789	(232,654,876)

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	March 31, 2016
	Up to one year	From 2 to 5 years	From 6 to 10 years	More than 10 years	Total
Assets
Cash and cash equivalents	623,815,651	—	—	—	623,815,651
Investment securities	475,566,884	733,779,978	1,125,472,935	1,019,324,934	3,354,144,731
Loans	7,254,958,130	450,220,113	234,770,074	2,096,002	7,942,044,319

Total	8,354,340,665	1,184,000,091	1,360,243,009	1,021,420,936	11,920,004,701

Liabilities
Deposits and obligations from customers	4,801,845,342	—	—	—	4,801,845,342
Long-term deposits	3,448,328,370	252,348,874	1,178	1,411	3,700,679,833
Borrowings	1,887,026,602	209,403,961	578,101,604	124,834,104	2,799,366,271
Debt securities issued	106,906,953	397,011,982	106,361,007	33,121,246	643,401,188
Subordinated liabilities	—	11,999,992	178,544,928	—	190,544,920
Government repurchase agreements	105,000,000	—	—	—	105,000,000

Total	10,349,107,267	870,764,809	863,008,717	157,956,761	12,240,837,554

Net exposure to interest rate risk	(1,994,766,602)	313,235,282	497,234,292	863,464,175	(320,832,853)

For monitoring potential interest rate impacts, sensitivity in financial margin due to changes in interest rates is determined. The base analysis consists of determining the impact from increases or decreases of 100 and 200 basis points in interest rates, considering as premise, the minimum rate of 0.005% in cases where the result yields negative values when sensitizing actual values. Below is a summary of the impact in the net interest income:

	Increase of 100 bps	Decrease of 100 bps
At March 31, 2017	2,931,172	(13,796,455)
At March 31, 2016	3,355,110	(13,901,797)

	Increase of 200 bps	Decrease of 200 bps
At March 31, 2017	5,862,343	(64,564,157)
At March 31, 2016	6,710,221	(58,590,625)

The interest rate sensitivity shown in the above figures is only illustrative and is based on simplified scenarios which include the assumption that all positions are held to maturity. The figures represent the effect of pro forma movements in the net financial income on the basis of projected scenarios. However, this effect does not include the actions to be taken by the management of each Company’s entity for mitigating the impact of this risk on interest rates.

Assuming that net interest income earned by the Company as of March 31, 2017 is maintained over time, the effect of increasing interest rates by 100 bps would have reflected an increase in that income of 0.6%, in

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

contrast decreased 100 bps would have reflect a reduction in such income in 2.7%. It is noteworthy that the result of the projections would have always been a positive net interest income and does not reflect the administration of the interest rate risk; as the Company seeks to proactively change the risk profile of interest rates in order to minimize losses and optimize net income.

Exchange rate risk-

Exchange rate risk is the risk a financial instrument’s value fluctuates as a result of changes in the exchange rates of foreign currencies and other financial variables. For accounting standards purposes, this risk does not originate in financial instruments denominated in the functional currency.

For controlling the risk, the net position in each foreign currency is managed on a daily basis. The position of currencies is shown in its equivalent in dollars, as follows:

	March 31, 2017
	Quetzals	US Dollars	Lempiras	Total
Assets
Cash and cash equivalents	986,395,559	624,680,445	120,785,582	1,731,861,586
Investment securities	2,385,743,896	978,436,858	214,176,992	3,578,357,746
Loans, net	3,187,074,984	4,883,887,332	763,464,059	8,834,426,375
Other receivables	157,787,499	33,266,887	10,251,042	201,305,428
Assets under insurance contracts	33,778,126	42,611,956	5,184,473	81,574,555
Restricted cash	37,152,305	75,448,571	—	112,600,876

Total	6,787,932,369	6,638,332,049	1,113,862,148	14,540,126,566

Liabilities
Deposits and obligations from customers	5,352,354,756	3,006,116,390	775,589,955	9,134,061,101
Borrowings	42,029,597	2,916,920,398	165,654,990	3,124,604,985
Debt securities issued	415,324,100	367,235,339	—	782,559,439
Subordinated liabilities	—	193,060,813	—	193,060,813
Insurance reserves	113,826,596	42,276,744	12,665,754	168,769,094
Liabilities under insurance contracts	13,731,447	18,080,453	2,137,407	33,949,307
Derivative liabilities held for risk management	—	560,564	—	560,564

Total	5,937,266,496	6,544,250,701	956,048,106	13,437,565,303

Net position	850,665,873	94,081,348	157,814,042	1,102,561,263

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	March 31, 2016
	Quetzals	US Dollars	Lempiras	Total
Assets
Cash and cash equivalents	937,714,849	718,311,133	104,694,377	1,760,720,359
Investment securities	2,346,157,767	883,061,620	193,638,930	3,422,858,317
Loans, net	2,680,167,392	4,525,066,518	674,745,814	7,879,979,724
Other receivables	142,176,096	34,894,275	8,792,519	185,862,890
Assets under insurance contracts	22,318,971	39,415,840	3,921,386	65,656,197
Restricted cash	34,538,628	57,235,563	—	91,774,191
Derivative assets held for risk management	—	1,325	—	1,325

Total	6,163,073,703	6,257,986,274	985,793,026	13,406,853,003

Liabilities
Deposits and obligations from customers	5,074,535,375	2,836,070,816	660,832,872	8,571,439,063
Borrowings	26,326,805	2,629,592,987	165,167,983	2,821,087,775
Debt securities issued	353,339,350	290,729,053	—	644,068,403
Accruals and deferred income	147,373,669	75,844,206	34,142,091	257,359,966
Subordinated liabilities	—	192,959,939	—	192,959,939
Insurance reserves	94,840,842	38,516,343	8,803,787	142,160,972
Liabilities under insurance contracts	9,708,368	13,203,088	2,152,449	25,063,905
Derivative liabilities held for risk management	—	1,052,574	—	1,052,574
Government repurchase agreements	—	105,000,000	—	105,000,000

Total	5,706,124,409	6,182,969,006	871,099,182	12,760,192,597

Net position	456,949,294	75,017,268	114,693,844	646,660,406

The following significant exchange rates for US$ were applied during the year:

	Average rate Years ended		Reporting date spot rate Years ended
	March 31,		March 31,
	2017	2016	2017	2016
Quetzal	7.52	7.67	7.34	7.71
Lempira	23.03	22.15	23.49	22.64

Sensitivity analysis-

Changes in the value of the dollar, as indicated below, against the following currencies at March 31, 2017 and 2016 would have increased (decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all the other variables, in particular interest rates, remain constant:

	Profit or loss		Equity, net of tax
	Increase	Decrease	Increase	Decrease
Year ended March 31, 2017
Quetzals (2.5% movement)	1,015,068	(1,015,359)	32,430,595	(30,833,034)
Year ended March 31, 2016
Quetzals (2.7% movement)	(4,001,251)	4,000,928	27,455,088	(26,003,128)

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Capital management-

The Company manages its capital considering Basel guidelines and local regulation. Each institution is required by the supervisory body of the country where it operates, to maintain a capital ratio measured on the basis of Risk Weighted Assets.

Regulatory capital is analyzed in two levels:

•	Primary or Tier 1 capital: Primary capital comprises common stock, additional paid in capital, declared reserves and retained earnings.

•	Secondary or Tier 2 capital: Includes subordinated liabilities and some debt securities issued.

The policy is to maintain a sound capital base in order to maintain investor, creditor and market confidence and to underpin the future development of the business. Also, the capital level impact is recognized in the return for shareholders and recognizes the need for maintaining a balance between the highest returns that may be achieved through further indebtedness and the advantages and security provided by a sound capital position.

The Company and individually regulated entities in which it has a shareholding have met with all of the external capital requirements to which they are subject. As of March 31, 2017 and 2016, respectively, the regulatory capital position was as follows:

	March 31, 2017	March 31, 2016
Capital—Level 1
Common stock	437,431,510	392,306,106
Additional paid in capital	7,097,369	7,097,369
Reserves	482,607,512	259,408,125
Retained earnings	418,737,696	464,723,843

Total	1,345,874,087	1,123,535,443

Capital—Level 2
Subordinated liabilities	149,817,411	190,544,920
Debt securities issued	34,730,827	34,505,365

Total	184,548,238	225,050,285

Total regulatory capital	1,530,422,325	1,348,585,728

Total weighted assets and contingencies	10,436,063,554	9,164,418,905

Total regulatory capital / risk weighted assets and contingencies	14.66%	14.72%

Total capital level 1 / risk weighted assets and contingencies	12.90%	12.26%

Allocation of capital

The allocation of capital among specific operations and activities is, to a great extent, driven by the optimization of the return attained on the allocated capital. The amount of capital allocated to each operation or

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

activity is based primarily on the regulatory capital, according to the country of operation of each entity. The allocation process to specific operations and activities is conducted separately from those responsible for the operation and is subject to the review of the management of each institution.

Fair value of financial instruments-

This note provides information about how the entity measures the fair value of its financial instruments; the process for valuation methodologies is based on information available in the market and other valuation techniques requiring judgment in developing and interpreting the estimates of fair value are used.

Fair value hierarchy

Fair values are measured using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements

•	Level 1: Inputs that are quoted market prices (unadjusted) in active markets for identical instruments. This methodology applies to cash and cash equivalents.

•	Level 2: Inputs other than quoted prices included within level 1 that are directly observable (ie as prices) or indirectly (ie derived from prices). The financial instruments included in this level are derivatives held for risk management (assets and liabilities), cash equivalents, investments held to maturity, debt securities and subordinated liabilities. These instruments are valued through different techniques such as: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, as well as other valuation techniques in which all significant inputs are directly or indirectly observable from market data.

•	Level 3: Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments. Financial instruments included in this level are loan portfolio (assets), deposits and obligations from customers and borrowings.

Financial instruments are presented comparing the carrying amount and its corresponding fair value determined, each type of instrument is classified in fair value hierarchy that corresponds derived from the valuation method used.

The following is a description of the basis for calculating the fair value of the company’s financial instruments:

•	The measurement of fair value of the derivatives held for risk management (assets and liabilities) is carried out at the market value presented by the counterparty.

•	The fair value of cash and cash equivalents, due to their short-term nature, is their book value at the reporting date,.

•	The markets in which most of the Company’s entities operate don’t have a price provider or an active market for securities held to maturity. Therefore, the fair value of these instruments is estimated using a cash flow discount model, based on information on a secondary market.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

•	The fair value of the loan portfolio is calculated using the present value method; through discounted future cash flows at comparative rates of similar instruments with the same characteristics, based on the amortized cost of the credits.

•	The fair value of financial liabilities: deposits and obligations from customers, borrowings, , debt securities issued and subordinated liabilities was calculated using future cash flows discounted at a comparative rate of similar instruments with the same characteristics.

In the case of financial instruments that are rarely traded and have little market for pricing, the fair value is less objective and requires a higher degree of judgment; in order to establish the fair value should be taken into account data inputs such as liquidity of the instrument, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Transfers between levels of the hierarchy of fair value are recognized from the end of the reporting period during which the change has occurred. As of March 31, 2017 and 2016, there were no transfers between levels of the fair value hierarchy.

Financial instruments measured at fair value—Fair value hierarchy

a. Accounting classification and fair value

The following tables show the carrying amount and the fair value of financial assets and financial liabilities, including their levels of the fair value hierarchy for financial instruments measured at fair value. This table does not include information on the fair value of financial assets and liabilities not measured at fair value when the carrying amount is close to its fair value.

March 31, 2017		Fair value
Concept	Carrying amount	Level 1	Level 2	Level 3	Total
Financial instruments measured at fair value
Liabilities
Derivative liabilities held for risk management	560,564	—	560,564	—	560,564
Financial instruments not measured at fair value
Assets
Investment securities	3,578,357,746	—	3,874,824,036	—	3,874,824,036
Loans	8,834,426,375	—	—	8,919,372,754	8,919,372,754

	12,412,784,121	—	3,874,824,036	8,919,372,754	12,794,196,790

Liabilities
Term deposits and obligations from customers	3,941,205,631	—	—	3,939,294,268	3,939,294,268
Borrowings	3,124,604,985	—	—	3,118,591,392	3,118,591,392
Subordinated liabilities	193,060,813	—	194,502,058	—	194,502,058
Debt securities issued	782,559,439	—	774,317,708	—	774,317,708

	8,041,430,868	—	968,819,766	7,057,885,660	8,026,705,426

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

March 31, 2016		Fair value
Concept	Carrying amount	Level 1	Level 2	Level 3	Total
Financial instruments measured at fair value
Liabilities
Derivative liabilities held for risk management	1,052,574	—	1,052,574	—	1,052,574
Financial instruments not measured at fair value
Assets
Investment securities	3,422,858,318	—	3,651,490,520	—	3,651,490,520
Loans	7,879,979,724	—	—	7,934,399,077	7,934,399,077

	11,302,838,042	—	3,651,490,520	7,934,399,077	11,585,889,597

Liabilities
Term deposits and obligations from customers	3,727,099,727	—	—	3,727,376,372	3,727,376,372
Borrowings	2,821,087,775	—	—	2,781,464,453	2,781,464,453
Subordinated liabilities	192,959,939	—	194,453,060	—	194,453,060
Debt securities issued	644,068,403	—	636,013,341	—	636,013,341
Government repurchase agreements	105,000,000	—	105,004,001	—	105,004,001

	7,490,215,844	—	935,470,402	6,508,840,825	7,444,311,227

Fair value of loans is estimated using valuation models, such as discounted cash flow techniques. Input into the valuation techniques includes expected lifetime credit losses, interest rates, probability of default and severity of default. For improving the accuracy of the valuation of estimates for retailers and small commercial loans, homogeneous loans are grouped within a portfolio with the same characteristics such as: aging, collateral quality, type of product and borrower, prepayments, and probability of default. The fair value for cash and cash equivalents, deposits and obligations from customers, and borrowings from banks, represents the amount receivable/payable at the reporting date.

(6) Acquisition of business

On September 2016, the Company acquired “Alerta Médica”, whose as main business is the service of transfer of patients by means of ambulances to hospitals of Guatemala. Currently, it has more than fifteen thousand individual affiliates, families, and institutions, which represent one hundred and twenty-five thousand users. The geographical area that covers the business is mainly the capital city of Guatemala.

Below is the determination of goodwill in relation to what was paid:

Consideration transferred of group “Alerta Médica”	6,306,024
(-) minus:
Fair value of net assets acquired	368,188
Taxes paid (period expense)	137,992

Sub-Total	506,180

Goodwill on the acquisition date	5,799,844

Considering the fact that there is a certain level of uncertainty in the main assumptions used in the valuation methods, these are the best estimate of the management at the date of this analysis. The results generated are preliminary, awaiting a definitive conclusion on the identification of the fair value of the intangibles.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(7) Cash and cash equivalents

	March 31
	2017	2016
Cash on hand	155,128,444	137,124,472
Cash in banks	1,326,436,456	1,304,049,339
Short-term investments	187,516,618	220,256,475
Checks to be cleared	62,780,068	99,214,648
Money orders from foreign countries	—	75,425

	1,731,861,586	1,760,720,359

(8) Investment securities

As of March 31, 2017 and 2016, as part of its investments, the Company maintained a portfolio of investments mainly in debt instruments. This account is comprised as follows:

	March 31,
	2017	2016
Government bonds	2,553,380,396	2,419,625,431
Certificates of deposit	841,072,597	843,513,321
Corporate bonds	180,551,277	154,796,402
Notes receivables	2,724,885	4,026,204
Mortgage bonds	628,591	896,960

	3,578,357,746	3,422,858,318

As of March 31, 2017, the Company owns securities issued by the Guatemalan government in quetzals for Q470,000,000 (equivalent to US$64,034,791) and in dollars for US$56,400,000 which guarantee of financing received that expires on September 29, 2019 (see note 20).

As of March 31, 2017, dividends received from investments in equity instruments amounted to US$128,620; (US$1,596,843 as of March 31, 2016), these investments are presented as “Other Assets”.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(9) Loans, net

Below is the composition of loans and advances to customers divided by category as well as its provision for impairment as of the reporting dates:

	March 31, 2017
	Gross amount	Allowance for loan losses	Book value
Commercial
Loans	5,851,638,567	(23,446,405)	5,828,192,162
Commercial paper	90,435,539	(344,084)	90,091,455
Financial leasing	32,332,824	(223,409)	32,109,415
Credit cards	1,608,437	(26,724)	1,581,713

	5,976,015,367	(24,040,622)	5,951,974,745
Small and Medium Enterprise
Loans	519,573,663	(8,626,380)	510,947,283
Discounted documents	36,945,340	(773,196)	36,172,144
Credit cards	19,068,528	(801,958)	18,266,570
Financial leasing	9,845,199	(432,645)	9,412,554
Loans in deposit accounts	165,803	(11)	165,792

	585,598,533	(10,634,190)	574,964,343
Consumer
Loans	623,212,425	(14,679,932)	608,532,493
Credit cards	345,614,295	(22,099,404)	323,514,891
Temporary overdrafts	8,673,825	(71,641)	8,602,184
Loans in deposit accounts	900,026	(20)	900,006
Discounted documents	439,263	(20,689)	418,574
Financial leasing	195,928	(8,392)	187,536

	979,035,762	(36,880,078)	942,155,684
Microcredits
Loans	90,302,444	(6,079,694)	84,222,750
Credit cards	15,575,531	(765,096)	14,810,435
Financial leasing	739,068	(13,591)	725,477
Discounted documents	161,543	(8,699)	152,844

	106,778,586	(6,867,080)	99,911,506
Mortgages
Loans	1,275,288,539	(9,868,442)	1,265,420,097

Total loans and advances to customers	8,922,716,787	(88,290,412)	8,834,426,375

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	March 31, 2016
	Gross amount	Allowance for loan losses	Book value
Commercial
Loans	5,254,597,892	(33,121,813)	5,221,476,079
Commercial paper	88,498,986	(537,308)	87,961,678
Financial leasing	30,401,575	(258,951)	30,142,624
Credit cards	1,472,339	(19,832)	1,452,507

	5,374,970,792	(33,937,904)	5,341,032,888
Small and Medium Enterprise
Loans	493,473,314	(8,417,197)	485,056,117
Discounted documents	30,523,528	(632,555)	29,890,973
Credit cards	17,091,174	(559,910)	16,531,264
Financial leasing	12,327,195	(317,443)	12,009,752
Loans in deposit accounts	762,523	(354)	762,169

	554,177,734	(9,927,459)	544,250,275
Consumer
Loans	521,161,210	(12,989,039)	508,172,171
Credit cards	314,834,730	(19,905,786)	294,928,944
Temporary overdrafts	14,804,339	(279,684)	14,524,655
Loans in deposit accounts	967,739	(15)	967,724
Discounted documents	901,750	(10,633)	891,117
Financial leasing	190,573	(6,111)	184,462

	852,860,341	(33,191,268)	819,669,073
Microcredits
Loans	74,144,042	(4,447,699)	69,696,343
Credit cards	15,225,949	(523,347)	14,702,602
Financial leasing	1,514,384	(14,799)	1,499,585
Discounted documents	250,270	(14,145)	236,125

	91,134,645	(4,999,990)	86,134,655
Mortgages
Loans	1,098,683,040	(9,790,207)	1,088,892,833

Total loans and advances to customers	7,971,826,552	(91,846,828)	7,879,979,724

	Allowance for loan impairment losses
	Year ended March 31,
	2017	2016	2015
Balance at beginning of the year	91,846,828	84,781,582	97,744,016
Charge of the year to profit and loss	51,547,656	51,601,728	56,518,986
Charge-offs	(56,414,558)	(43,130,963)	(69,570,113)
Effect of difference in exchange rate	1,310,486	(1,405,519)	88,693

Balance at year end	88,290,412	91,846,828	84,781,582

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Loans are subject to charge-offs when all possible collection mechanisms have been exhausted.

Charge-offs do not, however, eliminate the obligation of our banking entities to continue to engage in collection efforts to accomplish recovery. The corresponding committee in each of our banking entities is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectible. The recovery of charged-off loans is accounted for as income in our consolidated statement of income under other operating income.

For the years ended on March 31, 2017, 2016 and 2015, US$11,463,123, US$12,056,817 and US$7,893,298 respectively, were recovered from loans that were written-off and recognized as “Other operating income”.

(10) Other receivables

Other accounts receivable and their allowance for doubtful accounts as of the reporting dates are as follows:

	March 31,
	2017	2016
Insurance premium receivable	117,995,066	107,740,831
Sundry debtors	67,620,007	63,296,013
Taxes and other dues	10,723,107	10,524,100
Advance payments on behalf of third parties	4,304,627	3,780,849
Service fees	19,527	31,475
Guarantee deposits	442,989	413,182
Returned checks	200,105	76,440

	201,305,428	185,862,890

(11) Related parties

(a) Remuneration of key management personnel

Key management members received the following remuneration during the years ended March 31, 2017, 2016 and 2015, which are included in administrative expenses (see note 35):

	As of March 31,
	2017	2016	2015
Short-term benefits	14,272,494	13,480,989	15,184,758

These amounts include benefits identified in note 25.

(b) Transactions with key management personnel and other related parties

As of March 31, 2017 and 2016, key management members entered into the following transactions:

	2017	2016
Loans granted	236,149,998	247,862,275

Deposits	120,316,113	143,869,545

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Loans granted to key management members (including the Board of Directors and their immediate relatives) bear annual interest ranging between 6.00% and 16.00% (loans in quetzals), between 2.75% and 10.50% (loans in dollars) and operations with credit cards between 15.00% and 49.80%. (as of March 31, 2016: 1.00% and 12.50% for loans in quetzals, 2.75% and 10.50% for loans in dollars and operation with credit cards between 15.00% and 60.00%).

Deposits from key management members bear annual interest ranging between 0.10% and 10.00% (deposits in quetzals) and between 0.25% and 5.50% (deposits in dollars). (as of March 31, 2016: 0.10% and 10.00% for deposits in quetzals, 0.25% and 5.60% for deposits in dollars).

The loans granted are secured over property of the respective borrowers (financial guarantees). No impairment losses have been recorded against balances outstanding during the period with key management personnel, and no specific allowance has been made for impairment losses on balances with key management members at the reporting date.

Related party transactions were made on terms equivalent to those that prevail in arm’s length transactions. Transactions carried out with related unconsolidated parties in the years ended March 31, 2017, 2016 and 2015 are as follows:

	For year ended March 31,
	2017	2016	2015
Income:
Interests	12,629,251	13,827,002	12,735,658

Expense:
Interests	2,284,752	5,533,244	6,389,263

(12) Prepayments

Prepayments at the reporting dates are as follows:

	March 31,
	2017	2016
Leasehold improvements	20,079,416	16,509,367
Advances to suppliers	7,894,811	7,557,212
Taxes and other dues	11,101,748	7,670,020
Services	14,986,279	11,783,285
Insurance and bonding premiums	2,569,327	2,497,578
Others	1,069,014	887,548

	57,700,595	46,905,010

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(13) Foreclosed assets

Details of foreclosed assets obtained by the Company during the year, by taking possession of collateral held as security against loans and advances, as well as calls made on credit enhancements and held at the year end are shown below:

	March 31,
	2017	2016
Real estate property	21,150,550	23,348,730
Moveable property	612,489	459,053
Salvage	—	45,057

	21,763,039	23,852,840

The Company’s entities policy is to pursue timely realization of the collateral in an orderly manner. The Company’s entities do not generally use the non-cash collateral for their own operations.

(14) Property and equipment, net

	Balance at April 1, 2016	Additions	Disposals	Reclassifications	Effect of changes in exchange rates	Balance at March 31, 2017
Cost
Land	85,379,216	3,495,573	—	(612,236)	3,517,774	91,780,327
Building	127,953,478	15,515,624	(678,648)	1,543,495	5,446,709	149,780,658
Healthcare equipment	9,920,890	1,598,197	—	(72)	545,805	12,064,820
Computer equipment	65,678,111	14,598,177	(6,531,210)	(192,249)	1,586,894	75,139,723
Furniture and equipment	46,125,568	4,599,189	(3,322,598)	(362,186)	1,812,199	48,852,172
Communications	17,791,125	2,119,199	(703,537)	(6,222)	790,496	19,991,061
Assets leased	—	704,593			19,369	723,962
Facilities	23,367,143	4,125,935	(210,793)	(4,565,569)	(188,914)	22,527,802
Transportation equipment	11,408,876	433,561	(425,518)	48,082	96,665	11,561,666
Art gallery	1,762,776	75,056	—	—	72,327	1,910,159
Library	—		(451)	451	—	—
Tools	—	36,428	(17,317)	920,245	25,693	965,049
Machinery	105,695	175,308	—	206,920	9,941	497,864

	389,492,878	47,476,840	(11,890,072)	(3,019,341)	13,734,958	435,795,263

Depreciation
Building	(14,505,150)	(1,786,529)	—	4,124,207	85,735	(12,081,737)
Healthcare equipment	(780,131)	(1,056,220)	—	72	(68,498)	(1,904,777)
Computer equipment	(24,562,015)	(11,470,835)	6,504,748	(7,865,570)	(1,031,016)	(38,424,688)
Furniture and equipment	(27,586,134)	(5,037,843)	3,146,019	7,865,616	(217,198)	(21,829,540)
Communications	(6,593,938)	(1,582,467)	542,583	—	(285,216)	(7,919,038)
Assets leased	—	(56,289)			(1,548)	(57,837)
Facilities	(1,425,882)	(1,817,148)	32,288	(3,863,378)	(126,370)	(7,200,490)
Transportation equipment	(3,169,782)	(1,143,480)	386,776	—	(17,478)	(3,943,964)
Art gallery	(2,022)	(695)	447	—	474	(1,796)
Tools	(8,172)	(105,063)	17,317	(260,828)	(7,246)	(363,992)
Machinery	(9,138)	(37,063)	—	—	(1,481)	(47,682)

	(78,642,364)	(24,093,632)	10,630,178	119	(1,669,842)	(93,775,541)

Net carrying amount	310,850,514	23,383,208	(1,259,894)	(3,019,222)	12,065,116	342,019,722

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	Balance at April 1, 2015	Additions	Disposals	Reclassifications	Effect of changes in exchange rates	Balance at March 31, 2016
Cost
Land	86,217,807	1,199,188	(26,744)	(1,051,639)	(959,396)	85,379,216
Building	126,912,229	5,311,851	(293,426)	(2,658,477)	(1,318,699)	127,953,478
Healthcare equipment	5,577,694	6,535,269	(2,118,190)	—	(73,883)	9,920,890
Computer equipment	54,322,416	13,573,723	(4,322,069)	3,020,309	(916,268)	65,678,111
Furniture and equipment	44,572,308	6,843,695	(1,082,188)	(3,604,154)	(604,093)	46,125,568
Communications	16,413,169	1,961,051	(392,251)	—	(190,844)	17,791,125
Facilities	16,229,729	7,487,545	(436,696)	563,296	(476,731)	23,367,143
Transportation equipment	11,081,767	872,367	(489,493)	20,550	(76,315)	11,408,876
Art gallery	1,771,199	6,543	(2,793)	—	(12,173)	1,762,776
Machinery	108,293	—	—	—	(2,598)	105,695

	363,206,611	43,791,232	(9,163,850)	(3,710,115)	(4,631,000)	389,492,878

Depreciation
Building	(10,249,204)	(2,796,007)	51,438	(1,844,850)	333,473	(14,505,150)
Healthcare equipment	(1,135,031)	(613,121)	960,318	—	7,703	(780,131)
Computer equipment	(22,681,494)	(8,448,579)	4,276,104	1,934,070	357,884	(24,562,015)
Furniture and equipment	(22,253,853)	(5,174,845)	873,599	(1,435,818)	404,783	(27,586,134)
Communications	(5,584,762)	(1,454,606)	375,286	—	70,144	(6,593,938)
Facilities	(1,056,801)	(403,721)	10,762	7,554	16,324	(1,425,882)
Transportation equipment	(2,512,558)	(1,103,732)	399,153	—	47,355	(3,169,782)
Art gallery	(1,959)	(129)	—	—	66	(2,022)
Machinery	(6,077)	(4,426)	—	(6,930)	123	(17,310)

	(65,481,739)	(19,999,166)	6,946,660	(1,345,974)	1,237,855	(78,642,364)

Net carrying amount	297,724,872	23,792,066	(2,217,190)	(5,056,089)	(3,393,145)	310,850,514

During 2017 the depreciation expense on property and equipment was recorded in profit or loss by US$24,093,632 (US$19,999,166 in 2016 and US$17,754,339 in 2015).

The amount of property and equipment reclassified to investment properties as of March 31, 2017 was US$923,498 (US$2,845,388 in 2016).

(15) Goodwill

	April 1, 2016	Acquisition of entities	Effect of changes in exchange rate	March 31, 2017
Grupo Banpais (Banco del Pais, S.A. y Seguros del Pais, S.A.)	80,714,946		—	80,714,946
Banco de Occidente, S.A.	55,680,190		2,816,721	58,496,911
Healthcare business	1,488,804	—	75,314	1,564,118
Alerta Médica (see note 6)	—	5,799,844	181,935	5,981,779

	137,883,940	5,799,844	3,073,970	146,757,754

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	April 1, 2015	Disposal of entities	Effect of changes in exchange rate	March 31, 2016
Grupo Banpais (Banco del Pais, S.A. y Seguros del Pais, S.A.)	80,714,946		—	80,714,946
Banco de Occidente, S.A.	56,129,107		(448,917)	55,680,190
Healthcare business	2,167,989	(664,480)	(14,705)	1,488,804

	139,012,042	(664,480)	(463,622)	137,883,940

No impairment loss on goodwill was recognized during 2017 and 2016, because the recoverable amounts of the CGU’s were determined to be higher than their carrying amount.

The key assumptions in the calculation of fair value less costs to sell were multiples of market capitalization divided by carrying amounts and market capitalization divided by net profit. The analysis included the market capitalization values of US$1,800 million in similar public companies in Latin America and its transactions between 2010 and 2016.

(16) Intangible assets

	Balance at April 1, 2016	Additions	Disposals	Effect of changes in exchange rates	Balance at March 31, 2017
Cost
Software	41,956,741	11,359,017	(2,543,770)	2,324,356	53,096,344
Concessions	596,671	—	—	(5,082)	591,589
Tenancy rights	733,878	—	—	33,349	767,227
Licenses of software	173,986	241,861	(364,000)	(3,158)	48,689
Trademarks and patents	1,303	3,821	—	171	5,295
Frequencies in usufruct	195,328	100,245	—	12,637	308,210
Hangar	90,000	—	—	—	90,000
Others	34,205	95,003	45,083	5,581	179,872

	43,782,112	11,799,947	(2,862,687)	2,367,854	55,087,226

Amortization
Software	(18,643,166)	(9,243,848)	2,886,487	(1,097,429)	(26,097,956)
Concessions	(73,571)	(13,082)	—	(4,081)	(90,734)
Tenancy rights	(177,384)	(40,032)	1,534	(7,971)	(223,853)
Licenses of software	(14,372)	(6,389)	8,368	59	(12,334)
Trademarks and patents	(441)	(566)	—	(38)	(1,045)
Frequencies in usufruct	(17,926)	(13,745)	—	(1,285)	(32,956)
Others	(9,120)	(6,996)	—	(654)	(16,770)

	(18,935,980)	(9,324,658)	2,896,389	(1,111,399)	(26,475,648)

Net carrying value	24,846,132	2,475,289	33,702	1,256,455	28,611,578

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	Balance at April 1, 2015	Additions	Disposals	Effect of changes in exchange rates	Balance at March 31, 2016
Cost
Software	41,124,889	8,605,252	(7,423,444)	(349,956)	41,956,741
Concessions	611,875	—	—	(15,204)	596,671
Tenancy rights	997,569	63,563	—	(7,721)	1,053,411
Licenses of software	21,961	157,045	(4,056)	(964)	173,986
Trademarks and patents	1,314	—	—	(11)	1,303

	42,757,608	8,825,860	(7,427,500)	(373,856)	43,782,112

Amortization
Software	(16,526,522)	(8,346,641)	6,075,929	153,627	(18,643,607)
Concessions	(61,302)	(12,871)	—	602	(73,571)
Tenancy rights	(146,951)	(58,857)	—	1,378	(204,430)
Licenses of software	(13,518)	(4,961)	4,056	51	(14,372)
Trademarks and patents	—	—	—	—	—

	(16,748,293)	(8,423,330)	6,079,985	155,658	(18,935,980)

Net carrying value	26,009,315	402,530	(1,347,515)	(218,198)	24,846,132

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(17) Investment property

Investment properties as of the reporting dates are as follows:

	Land	Buildings	Total
Cost
Balance at April 1, 2016	6,141,277	32,525,923		38,667,200
Additions	112,957	816,419		929,376
Reclassifications	118,823	765,500		884,323
Effect of changes in exchange rates	317,043	1,474,734		1,791,777

Balance at March 31, 2017	6,690,100	35,582,576		42,272,676

Balance at April 1, 2015	6,263,220	29,900,926		36,164,146
Additions	—	2,845,388		2,845,388
Disposals	(68,568)	—		(68,568)
Effect of changes in exchange rates	(53,375)	(220,391)		(273,766)

Balance at March 31, 2016	6,141,277	32,525,923		38,667,200

Depreciation
Balance at April 1, 2016		1,311,534		1,311,534
Additions		380,100		380,100
Disposals		—		—
Effect of changes in exchange rates		67,299		67,299

Balance at March 31, 2017		1,758,933		1,758,933

Balance at April 1, 2015		2,367,872		2,367,872
Additions		330,276		330,276
Disposals		(1,373,585)		(1,373,585)
Effect of changes in exchange rates		(13,029)		(13,029)

Balance at March 31, 2016		1,311,534		1,311,534

Carrying values
As of March 31, 2017			US$	40,513,743

As of March 31, 2016			US$	37,355,666

During 2017, investment property rentals of US$2,905,659 (2016: US$2,475,925) were included in “fee and commission income” (see note 33) and maintenance expense of US$517,300 (2016: US$304,110) were included in “administrative expenses” (see note 35).

The fair value of investment properties as of March 31, 2017 is US$45,233,807 (2016: US$42,914,680), this amount was determined by a qualified appraiser.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(18) Income Taxes

i. Entities based in Guatemala:

Income tax returns for the years 2011 to 2014 are subject to review by the tax authorities. Income tax returns submitted by the Bank for the years ended December 31, 2011, 2012, 2013 and 2014 are being reviewed by the tax authorities.

The State’s right for conducting revisions expires four years after the date on which the payment obligation falls due.

ii. Entities based in Guatemala, may elect between the following regimes in order to determine its current income tax:

According to Book I Income Taxes of the Decree No. 10-2012 issued by the Congress of the Republic of Guatemala and published on March 5, 2012, as of January 1, 2013, certain of the Company’s entities including the Bank, the Insurance Company and the Bond Insurance Company adopted the tax regime for profitable activities which provides for a 31% rate applicable to income on profitable activities for the period from January 1 to December 31, 2013; from January 1 to December 31, 2014 the tax rate was 28% and for the years-ended December 31, 2015 and 2016 was 25%. Additionally, computed capital income and capital gains are taxed at the rate of 10%.

Optional Simplified Tax Regime based on gross revenue

According with Decree No. 10-2012 of the Congress of the Republic of Guatemala dated March 5, 2012, Book I Income Taxes, in effect as of January 1, 2013, certain other Company’s entities, including the Off-shore Bank, the Credit Card Company and the Financial Company adopted the Optional Simplified Tax Regime based on gross revenues for determining their current income tax expense, which is based on a 5% rate on the gross monthly revenues up to Q30,000 and 6% for gross revenues in excess of such amount; from January 2014, the applicable rate on excess is 7%.

iii. Entities based in Honduras:

Honduran entities pay income taxes at the rate of 25% on adjusted income before taxes. This represents income before taxes, excluding exempt income and non-deductible expenses. Additionally, according to Decree No. 51-2003, entities which income exceed L1,000,000 should pay 5% of the net taxable income. Income tax returns for the years ended December 31, 2012 to December 31, 2016, submitted by BANPAIS, have not been reviewed by the tax authorities.

iv. Entities based in El Salvador:

El Salvador entities pay income taxes at the rate of 30% on adjusted income before taxes. These entities pay taxes on income earned in the country, pursuant to the Income Tax Law contained in the Legislative Decree No. 134 dated December 18, 1991, in effect since January 1, 1992.

v. Entities based in Panama:

Panama entities pay income tax at the rate of 25% (effective January 1, 2011). These entities pay taxes on income earned in the country, in accordance with the Tax Code of the Republic of Panama, Law No. 8 of January 27, 1956 and its amendments (Law 8 of March 15, 2010).

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(a) Income tax expense-

Total income tax expense for the years ended March 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Current tax expense	33,552,545	27,048,007	25,680,022
Deferred tax expense	1,168,629	(2,375,450)	8,061,039

	34,721,174	24,672,557	33,741,061

(b) Income tax recognized directly in other comprehensive income-

	2017			2016			2015
	Before taxes	Income tax	Net taxes	Before taxes	Income tax	Net taxes	Before taxes	Income tax	Net taxes
Remeasurement of defined benefit liability	6,134,239	(1,595,592)	4,538,647	(3,089,702)	772,562	(2,317,140)	(355,439)	88,860	(266,579)

(c) Reconciliation of effective tax rate-

	For the year ended March 31,
	2017	2016	2015
Profit before tax	264,858,587	240,569,818	219,614,962
Blended statutory tax rate	25.00%[1]	25.00%[1]	28.00%[2]

“Expected” “tax expense	66,214,646	60,142,454	61,492,189
Non-deductible expenses	30,072,988	26,704,437	21,749,378
Tax-exempt income	(56,146,713)	(54,324,892)	(43,530,878)
Entities under optional simplified tax regime	(15,735,861)	(18,713,537)	(10,635,669)
Effect of tax rate in foreign jurisdictions	10,310,297	10,855,778	5,968,007
Effect of change in statutory tax rate	—	—	(1,306,541)
Other	5,817	8,317	4,575

Income tax expense	34,721,174	24,672,557	33,741,061

[1]	As of January 1, 2017 and 2016, the statutory tax rate is 25%.
[2]	As of January 1, 2015, the statutory tax rate decreased from 28% to 25%. The blended statutory rate represents 9 months of operation under the 28% tax rate and only 3 months of operation under the 25% tax rate.

For the year ended March 31, 2017 the Company had an effective income tax rate of 13.11% (10.26% in 2016 and 15.36% in 2015).

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(d) Recognized deferred tax assets and liabilities-

At March 31, 2017 and 2016, the tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are detailed as follows:

	April 1, 2016	Recognized in income	Recognized in other comprehensive income	March 31, 2017
Investment securities	(141,713)	768,303	—	626,590
Property and equipment	(3,549,896)	862,961	—	(2,686,935)
Employee benefits	8,663,057	1,981,230	(1,595,592)	9,048,695
Derivatives held for risk management	262,812	(136,049)	—	126,763
Debt securities issued	(2,718,646)	495,042	—	(2,223,604)
Allowance for loan losses and other accounts receivables	(15,597,144)	(3,544,443)	—	(19,141,587)
Foreclosed assets	261,162	(782,909)	—	(521,747)
Intangible assets	(1,518,754)	(1,385,906)	—	(2,904,660)
Provisions	(19,838)	674,060	—	654,222
Insurance reserve	558,086	(100,918)	—	457,168

	(13,800,874)	(1,168,629)	(1,595,592)	(16,565,095)

	April 1, 2015	Recognized in income	Recognized in other comprehensive income	March 31, 2016
Investment securities	(620,004)	478,291	—	(141,713)
Property and equipment	(760,873)	(2,789,023)	—	(3,549,896)
Employee benefits	5,423,597	2,466,898	772,562	8,663,057
Derivatives held for risk management	466,404	(203,592)	—	262,812
Debt securities issued	(4,120,964)	1,402,317	—	(2,718,646)
Allowance for loan losses and other accounts receivables	(12,069,162)	(3,527,982)	—	(15,597,144)
Foreclosed assets	1,087,127	(825,965)	—	261,162
Intangible assets	(1,294,972)	(223,782)	—	(1,518,754)
Provisions	(1,011,145)	991,307	—	(19,838)
Insurance reserve	(4,048,895)	4,606,981	—	558,086

	(16,948,887)	2,375,450	772,562	(13,800,874)

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(19) Deposits and obligations from customers

The deposits and obligations of customers as of March 31, 2017 and 2016 were as follows:

	2017	2016
Term deposits	3,941,205,631	3,727,099,727
Monetary deposits	3,316,172,147	3,221,666,875
Saving deposits	1,828,305,043	1,582,064,823
Order deposits	11,438,118	19,463,635
Restricted deposits	36,940,162	21,144,003

	9,134,061,101	8,571,439,063

•	Decree 94-2000 issued by the Congress of the Republic “Law of Free Negotiation of Foreign Currencies” became effective as of May 1, 2001, allowing transactions in Guatemala in any currency.

•	On October 25, 2010, the Monetary Board approved the Resolution JM-108- 2010 “Regulation of Measures and Minimum Requirements for the Receipt of Cash in Foreign Currencies”, which purpose is to regulate the measures and minimum requirements to be followed by the banks, financial companies, offshore entities, entities specializing in financial services that are part of financial groups and brokerage firms for mitigating risks relating to the receipt of cash in foreign currencies. This regulation came into effect on January 1, 2011.

•	The resolution issued by the Monetary Board, JM-178-2002 provides that government with financial resources deposited in banks of the system that originate from the General Budget of Income and Expenditure of the State (except as required by Law), to show gradually transfer these resources to the Bank of Guatemala. At March 31, 2017 Bicapital has deposit accounts of entities of the State of Guatemala related to this resolution for US$3,045,951 (US$3,023,025 in 2016).

•	On June 1, 2002 the Law of Banks and Financial Groups, Decree 19-2002, became effective and established the creation of the Savings Protection Fund (FOPA), which covers deposits made at the Bank by individuals and corporations for up to Q20,000 or the equivalent in foreign currency. The contributions are the equivalent of one twelfth of 2.10% per every one thousand of the monthly average of the total depository obligations Bicapital records during the immediately preceding month.

The Company’s obligation to contribute these amounts ceases when the balance of these contributions reaches five percent (5%) of the total depository obligations in the national Guatemalan financial system.

During the year ended March 31, 2017 Bicapital made contributions to the FOPA for US$16,440,958 (US$14,674,917 in 2016), which were charged to income for the year.

As of March 31, 2017, the third-party deposit accounts included US$30,759,643 (US$16,359,816 in 2016), seized by court order.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(20) Borrowings

Financing received as of March 31, 2017 and 2016 was as follows:

	2017	2016
From Central Bank	5,107,688	—
From foreign financial institutions	2,876,712,003	2,591,009,430
From domestic financial institutions	219,919,441	208,356,841
Accrued interest payable	22,865,853	21,721,504

	3,124,604,985	2,821,087,775

(a)	As of March 31, 2017, the Company has authorized lines of credit in domestic currency for Q386,885,949 equivalent to US$52,710,981 (Q336,331,800 equivalent to US$43,616,805 in 2016) and in foreign currency for US$3,340,378,029 (US$3,069,723,137 in 2016). The unused authorized lines of credit in domestic currency total Q19,253,512 equal to US$2,623,180 and US$265,860,844 (Q77,041,062 equal to US$9,990,982 and US$282,261,185 in foreign currency in 2016).

	Authorized amount	Amount unused	Used amount	Interest ratio	Due date
Domestic currency
Banco Agromercantil de Guatemala, S.A.	11,580,760	—	11,580,760	7.50%	28/10/2018
Banco G&T Continental, S.A.	13,624,424	—	13,624,424	7.00%	19/01/2020
Banco de America Central, S.A.	27,183,495	2,623,180	24,560,315	5.94%	27/11/2017
From domestic non-financial institutions (Arcesa)	322,302	—	322,302	7.00%	26/08/2017

Total in domestic currency	52,710,981	2,623,180	50,087,801
Foreign currency
BAC Florida Bank	21,144,948	2,000,000	19,144,948	3.60%	18/09/2017
Banco Centroamericano de Integración Económica	30,116,699	584,739	29,531,960	3.51%	07/10/2022
Banco de Crédito e Inversiones	5,050,312	—	5,050,312	2.95%	24/11/2017
Banco Latinoamericano de Exportaciones	75,294,438	12,678,280	62,616,158	2.70%	05/02/2018
Bank of America	110,263,880	15,154,249	95,109,631	2.60%	17/11/2017
Bank of Nova Scotia	19,294,812	200,000	19,094,812	2.92%	14/08/2017
Banque de Cammerce Et de Placements	11,023,983	9,019,000	2,004,983	3.09%	01/06/2017
Barclays Bank PLC	30,224,714	—	30,224,714	3.00%	31/07/2017
Citibank	239,488,161	34,901,986	204,586,175	3.64%	23/09/2019
Cobank	91,798,369	12,035,723	79,762,645	2.86%	19/03/2018
Cobank C.C.C.	145,588,231	16,078,396	129,509,835	2.87%	12/03/2018
Commerzbank AG.	91,328,009	16,451,510	74,876,500	1.41%	24/11/2017
KBC Bank NV	10,570,976	—	10,570,976	3.29%	12/01/2018
Mercantil Banco Universal Venezuela	25,164,500	1,000,000	24,164,500	2.83%	11/07/2017

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	Authorized amount	Amount unused	Used amount	Interest ratio	Due date
Sumitomo Mitsui Banking Corp.	100,710,842	1,000,000	99,710,842	2.82%	21/07/2017
The Bank of Montreal	75,500,371	—	75,500,371	2.93%	31/07/2017
The Bank of New York Mellon	44,869,290	—	44,869,290	2.80%	10/07/2017
Wells Fargo Bank	149,734,217	62,965,547	86,768,670	3.18%	16/05/2017
Zürcher Kantonalbank (ZKB)	30,484,827	2,500,000	27,984,827	2.79%	30/05/2017
Banco de la Producción (Garantía IFC)	20,125,267	—	20,125,267	2.77%	21/06/2017
Banco de Crédito del Perú (Estructurada)	5,000,000	125,628	4,874,372	3.18%	05/01/2018
Banco Itau, S.A. (Garantía IFC)	15,094,598	—	15,094,598	2.77%	21/06/2017
Banco Pichincha (Garantía IFC)	21,149,781	—	21,149,781	2.74%	26/05/2017
Bank of America (Crédito Directo)	511,458,333	3,007,188	508,451,146	5.50%	01/11/2022
Cargill Financial Services Europe Limited	50,641,442	—	50,641,442	4.97%	10/01/2020
Deutsche Bank Trust Co. Americas (Garantía IFC)	9,058,484	—	9,058,484	2.82%	21/06/2017
Inter-American Development Bank	92,266,034	56,125	92,209,909	2.98%	15/12/2017
Regions Bank (Estructurada)	10,000,000	128,006	9,871,994	2.96%	18/12/2017
Wells Fargo Bank Series 2011-1	18,270,751	36,507	18,234,244	3.40%	15/10/2018
Wells Fargo Bank Series 2011-2	15,257,907	38,447	15,219,460	5.50%	15/10/2018
Wells Fargo Bank Series 2011-3	43,366,144	236,368	43,129,776	6.00%	15/10/2021
Wells Fargo Bank Series 2011-4	21,243,147	77,823	21,165,324	4.62%	15/10/2021
Wells Fargo Bank Series 2013-1	10,000,004	21,855	9,978,149	3.27%	13/07/2018
Wells Fargo Bank Series 2013-2	27,857,144	108,945	27,748,199	5.00%	13/07/2023
Wells Fargo Bank Series 2013-3	236,111,112	1,320,296	234,790,816	3.97%	13/07/2025
Wells Fargo Bank Series 2013-4	144,645,000	650,396	143,994,604	3.67%	13/10/2023
Wells Fargo Bank Series 2016-1	40,000,000	98,657	39,901,343	3.40%	13/04/2021
Wells Fargo Bank Series 2016-2	5,000,000	7,822	4,992,178	4.40%	13/04/2023
Wells Fargo Bank Series 2016-3	305,000,000	346,197	304,653,803	3.67%	13/10/2023
Banco Latinoamericano de Exportaciones	2,682,564	—	2,682,564	4.12%	16/05/2017
Bandesal	9,535,856	—	9,535,856	5.25%	24/08/2025
Multibank	2,034,139	—	2,034,139	4.27%	17/05/2017
UBS AG	30,657,711	—	30,657,711	5.61%	29/04/2019
Norfund	8,295,646	—	8,295,646	5.13%	29/12/2019
Banco Hondureño de la Producción y Vivienda	137,342,733	25,538,437	111,804,296	7.60%	07/02/2018
Régimen de Aportaciones Privadas	65,669,987	17,025,625	48,644,362	7.95%	30/04/2017
Banco Central de Honduras	5,107,687	—	5,107,687	6.50%	03/04/2017
Otros Préstamos (Fondo Cafetero)	98,645	—	98,645	0.00%	30/07/2017
Citibank N.A. New York (b)	10,050,269	2,324,744	7,725,525	3.26%	01/10/2017
Banco Latinoamericano de Exportaciones	12,032,813	—	12,032,813	4.17%	31/07/2017
Banco Centroamericano de Integración Económica	40,199,959	8,640,218	31,559,741	4.31%	25/07/2017

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	Authorized amount	Amount unused	Used amount	Interest ratio	Due date
Citibank/ opic	40,088,102	19,323,680	20,764,421	4.61%	21/12/2024
Banco Interamericano de Desarrollo (BID)	20,388,344	—	20,388,344	4.26%	30/07/2017
Eastern National Bank	5,028,206	178,450	4,849,756	3.03%	29/09/2017
Financierings-Maatschappij Voor Ontwikkelingslanden (FMO)	41,968,645	—	41,968,640	5.83%	15/01/2018

Total in foreign currency	3,340,378,029	265,860,844	3,074,517,184

Total	3,393,089,010	268,484,024	3,124,604,985

(b)	In April and October 2007, Bicapital obtained financing from international capital markets through two credit lines with Citibank NA New York for a total of US$300,000,000, secured by the flow of payment rights processed by Bicapital relating to foreign currency remittances from abroad.

(c)	During September and October 2011, Bicapital obtained financing in the international capital markets through loans with Wells Fargo Bank National Association for US$180,000,000. These loans shall be settled in accordance with the quarterly installments set forth in the respective agreements, as follows: US$90,000,000 from January 2014 to October 2018 for tranche A and US$90,000,000 from January 2015 to October 2021 for tranche B.

(d)	On November 1, 2012, Banco Industrial, S.A. obtained a US$500 million, 5.50%, 10 years senior financing in the international capital markets through the issuance of Notes under Rule 144A/Reg S. The issuer of the notes is Industrial Senior Trust, a Cayman Islands purpose trust. The proceeds obtained from the sale of the Notes were used by the Trust to acquire a 100% participation interest in a US$500 million unsecured senior loan made by Bank of America, N.A. to Banco Industrial, S.A.. The terms of the loan mirror those of the Notes. The principal asset of the Trust is a controlling interest of 100% and certain related rights in a senior unsecured loan to Banco Industrial, S.A. The Notes have interest payments on days 1 of the months of May and November of each year, beginning on May 1, 2013. The principal amount will be amortized at the maturity, which falls due on November 1, 2022.

(e)	On May 10, 2016, according to the Resolution No. 254-2016 the Board of Directors authorized to Banco Industrial, S.A. a new issue of debt at the international financial markets under the securitization program of Diversified Payment Rights (DPRs); The DPRs include electronic funds transfers and money orders or payment orders sent to offsetting received by the correspondent banks, the amount of principal raised of US$350,000,000 shall begin amortization as of July 16, 2018.

(f)	On September 23, 2016, financing of US$100,000,000 was received from Citibank, N.A., which has as collateral the securities issued by the Government of Guatemala in quetzals for Q.470,000,000 (equivalent to US$64,034,791) and in dollars for US$56,400,000; this financing expires on September 29, 2019, as of March 31, 2017 accrues an annual rate of 3.88%.

(g)	On December 29, 2016, financing of US$50,000,000 was obtained from Cargill Financial Services Europe Limited guaranteed through a Stand By Letter of Credit; such funds will be used exclusively to finance exports / imports of coffee, motorcycles, spare parts for motorcycles, food and food supplements, textiles and coal, from Guatemala, the United States of America, India, Brazil and Colombia to the United States of America, Belgium, Hamburg, Canada and Guatemala by clients of the Bank. This credit facility accrues a semi-annual rate as of March 31, 2017 of 4.96% (Libor 6M plus 3.65 basis points).

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

The Company has not had any defaults of principal or interest or other significant covenants with respect to its financing from banks during the years ended March 31, 2017 and 2016.

(21) Debt securities issued

The balance as of March 31, 2017 and 2016 is comprised as follows:

	2017	2016
Banco Industrial, S. A. and Banco del País(a)(b)
Debt securities	147,833,251	79,993,028
Financiera Industrial, S. A(c)
Debt securities	420,492,372	362,542,466
Contecnica, S. A.(d)
Debt securities	54,353,412	47,559,091
Bicapital Corporation
Preferred stock(e)	159,792,421	153,840,353
Accrued interest payable	87,983	133,465

	782,559,439	644,068,403

(a) Banco Industrial, S. A.

Total issuance of mortgage bonds has been authorized for up to Q500 million equivalent to US$68,122,118 at March 31, 2017 (US$64,841,928 in 2016); for bank bonds in quetzals for up to Q1,500.0 million, equivalent to US$204,366,355 (US$200,000,000 in 2016) and for bank bonds in dollars for up to US$200,000,000 in both years. Funds obtained have been earmarked for financing credit transactions authorized by the Law of Banks and Financial Groups in Guatemala.

Mortgage bonds are secured by the Bank’s assets and mortgage notes insured by the Fomento de Hipotecas Aseguradas (“F.H.A.”) a Guatemalan government institution. The term is for up to twenty-five years in the case of mortgage bonds with general collateral and for up to twenty years in mortgage bonds with specific collateral. Mortgage bonds bear interest at variable annual exchange rate that has varied between 2% to 9.5% in both years.

Bank bonds are secured by loans, investments and other Bicapital assets and have terms for up to twenty-five years. Bank bonds bear variable annual interest that for the bonds denominated in quetzals varies between 6.5% and 9.5%, while for the bonds determinate in dollars, the annual rate is 5%, as of March 31, 2017 there is no placement for such bonds. Bonds are redeemed through annual payments in accordance with the redemption plan that the Bank prepares for each of the bond series.

(b) Banco del País, S. A.

By Resolution SV No. 1186/12-16-2015 the National Banking and Insurance Commission authorize on December 16, 2015 the issue of “Corporate Bonds Banco del Pais 2015” up to US$100,000,000 or its equivalent in domestic currency, for a maximum period of placement of two years in twenty-five series of US$4,000,000 each, the interest rate may be fixed or variable. As of March 31, 2017, BANPAIS had issued bonds for US$100,000,000, the annual interest rate is 5%.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(c) Financiera Industrial, S.A.

Total issues have been authorized for up to Q4,600 million, equivalent to US$626,723,490 and up to US$120 million in foreign currency. The proceeds obtained shall be earmarked for financing credit transactions authorized by the Law of Banks and Financial Groups.

At March 31, 2017 the notes have maturities ranging between 2017 and 2044, are secured by the Financiera Industrial’s financial assets and bear annual interest at a variable rate between 0.25% and 7.02% (between 0.25% and 7.72% for 2016).

The notes shall be amortized in accordance with the terms of each issue by monthly or quarterly payments or at maturity. For debt servicing, a sinking fund has been created, equivalent to 10% of the outstanding debt.

(d) Contecnica, S.A.

Authorizations for the issues of BI-Credit notes are contained in the corresponding resolutions of the Bolsa de Valores Nacional, S.A. Total issues have been authorized for up to Q800 million, equivalent to US$108,995,390 (US$103,747,085 in 2016), of which at March 31, 2017 notes for US$54,353,412 (US$47,559,091 in 2016) have been issued and are outstanding.

At March 31, 2017, the balance comprises 161 series of notes, which bear interest at fixed annual rates ranging between 5.0% and 7.0%, and have maturity terms between six and eighteen months, maturing between April 2017 and September 2018.

The proceeds obtained shall be earmarked for financing credit transactions authorized by the Law of Banks and Financial Groups.

(e) Preferred stock

During 2009, Bicapital issued 17,486 preferred stock equivalent to US$174,860,000 due in August 2014 which bear interest at an annual rate of 8%. In 2012, these preferred stocks had been restructured in six tranches due from August 2014 up to August 2019. In August 2014, Bicapital paid the first tranche of 2,203 preferred stock equivalent US$22,030,000 and issued 1,020 preferred stock equivalent to US$10,200,000 divided in two tranches due on August 2019 up to September 2021 which bear interest at annual rates ranging between 6.50% and 7%.

In November 2014, Bicapital issued 2,500 preferred stock equivalent to US$25,000,000 divided into two tranches due on November 2020 and December 2020, which bear on interest annual rate of 7%.

In August 2015, Bicapital paid the second tranche of 3,007 preferred stock equivalent to US$30,070,000.

In August 2016 Bicapital paid the third tranche of 3,026 preferred stock equivalent to US$30,260,000.

In January, February and March 2017, it issued 3,500 preferred stock equivalent to US$35,000,000 payable in January, February and March 2022, bearing an annual interest rate of 6%.

The Company has not had any non-payment of principal or interest or other breaches with respect to its debt instruments issued outstanding during the years ended March 31, 2017 and 2016.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(22) Accruals and deferred income

The integrated balance as of March 31, 2017 and 2016 as follows:

	2017	2016
Immediate obligations	115,872,822	109,108,482
Unearned income	62,448,085	65,701,170
Obligations with customers in the issue of documents	56,423,249	40,213,598
Security deposits	10,614,994	20,038,825
Deferred credits	10,175,074	8,718,448
Reciprocal agreements and credits	3,593,437	4,186,368
Other	8,435,839	9,393,075

	267,563,500	257,359,966

(23) Subordinated liabilities

The integrated balance as of March 31, 2017 and 2016 is as follows:

	2017	2016
With financial institutions	190,771,764	190,544,920
Financial interest payable	2,289,049	2,415,019

	193,060,813	192,959,939

The Company has not had any defaults of principal or interest or other breaches with respect to its subordinated liabilities during the years ended March 31, 2017 and 2016.

On July 27, 2011, Banco Industrial, S.A. obtained a US$150 million, 8.25%, 10-year subordinated financing in the international capital markets through the issuance of Notes under Rule 144A/Reg S. The issuer of the notes is Industrial Subordinated Trust, a Cayman Islands purpose trust.

The proceeds from the sale of the Notes were used by the Trust to acquire a 100% participation interest in a US$150 million unsecured subordinated loan made by Bank of America, N.A. to Banco Industrial, S.A. The terms of the loan mirror those of the Notes.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(24) Insurance reserves

The balance as of March 31, 2017 and 2016 are disclosed as follows:

	2017	2016
Accident and Health	42,629,625	33,625,459
Property, casualty, motor & marine	61,601,913	56,709,963
Outstanding loss reserves	25,113,655	16,956,081
Technical reserve for current risk	16,534,110	14,911,892
Policy reserve	7,739,229	7,415,225
Group Life	7,437,757	6,125,701
Incurred but no reported loss	4,550,615	3,461,557
Assumed reinsurance	1,678,330	1,680,470
General guarantee to individuals bond	664,853	686,849
General guarantee to government bond	735,321	538,799
Judicial bond	63,876	28,020
Fidelity bond	19,810	20,955

	168,769,094	142,160,971

(25) Provisions

	Loyalty program	Other(1)	Total
Balances at April 1, 2015	3,162,876	11,381,942	14,544,818
Increases recorded in income	450,869	7,275,528	7,726,397
Effects of changes in exchange rates	(29,810)	(140,532)	(170,342)

Balances at March 31, 2016	3,583,935	18,516,938	22,100,873
Increases recorded in income	(231,971)	7,131,633	6,899,662
Effects of changes in exchange rates	174,925	1,132,771	1,307,696

Balances at March 31, 2017	3,526,889	26,781,342	30,308,231

(1)	Other included provisions at March 31, 2017 and 2016 are integrated as follows:

	2017	2016
Remunerations to shareholders for services provided (see note 11)	15,564,428	9,935,958
Solidarity contribution	7,359,019	4,760,675
Employer contributions	3,857,895	3,820,305

	26,781,342	18,516,938

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(26) Derivative liabilities held for risk management

The balance of the liability derivatives as of March 31, 2017 and 2016 is as follows:

Interest-rate swaps

Counterparty	Interest rates	Notional value	Maturity date	2017	2016
Swap Standard Bank	Paid Libor 7.85% received 5.32%	8,777,818	30-06-18	560,564	1,052,574

				560,564	1,052,574

(27) Employee benefits

i. Movements in the present value of defined benefit obligations (DBO)-

	2017	2016
DBO at beginning of the year	47,158,356	41,669,365
Current service costs	4,892,449	4,608,245
Interest cost	3,392,139	2,993,424
Payments for the year	(1,561,164)	(5,202,380)

Accumulated expense charged to Profit or loss	53,881,780	44,068,654
Actuarial losses recognized in other comprehensive income	(1,177,924)	3,089,702

DBO at the end of the year	52,703,856	47,158,356

The Company contributes to the defined benefit plan for termination of employment contract:

•	The Company provides the employees with a bonus in the cases of voluntary separation. This benefit depends of the criteria of the manager of the employee, Human Resources, and the Direction. The payment is optional since it is not established in a formal way. The gratification is equal to the average salary of the last six months for each year of service. The salary includes, the base salary, commissions, overtime, Christmas Bonus, and Bonus 14.

This defined benefit plan exposes the Company to actuarial risks, such as currency risk, interest risk and market risk.

ii. Actuarial losses recognized in other comprehensive income-

	2017	2016	2015
Cumulative amount at April 1	6,137,191	3,820,051	3,553,472
Recognized during the year	(6,134,239)	3,089,702	355,439
Deferred income taxes	1,595,592	(772,562)	(88,860)

Actuarial losses, net of taxes	1,598,544	6,137,191	3,820,051

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

iii. Actuarial assumptions-

The principal actuarial assumptions at the reporting date are detailed below:

	2017	2016	2015
Discount rate	7.33%	7.50%	7.50%
Rate of compensation increase	8.50%	8.50%	8.50%

The assumed discount rates are derived from rates available on government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

iv. Sensitivity analysis-

Reasonably possible changes at the reporting date, in any of the actuarial assumptions and assuming that all the other variables remain constant, would have affected the defined benefit obligations as of March 31, 2017 by the amounts shown below:

	Increase	Decrease
Discount rate (0.50% variance)	49,731,313	(55,960,155)

Rate of compensation increase (0.50% variance)	55,907,964	(49,748,941)

The accumulated amount estimated for defined benefit obligations (DBO) projected for March 2018 is US$57,092,545.

(28) Stockholders’ equity

(a) Structure of capital stock-

The authorized capital stock of the Company is eight billion (8,000,000,000) shares, with no par value.

As of March 31, 2017 and 2016, the Company’s capital stock totals US$437,431,510 and US$392,306,106, respectively. As for March 31, 2017, the number of outstanding and issued common shares, totals, 113,729,780 (111,134,593 issued common shares and outstanding at March 31, 2016).

	Common shares
	March 31, 2017	March 31, 2016
Outstanding at 1 April	111,134,593	111,041,691
Exchange of shares	23,758	92,902
Issued shares	2,571,429	—

Outstanding at March 31	113,729,780	111,134,593

Authorized	8,000,000,000	8,000,000,000

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

	Common shares
	March 31, 2016	March 31, 2015
Outstanding at 1 April	111,041,691	110,915,051
Exchange of shares	92,902	126,640

Outstanding at March 31	111,134,593	111,041,691

Authorized	8,000,000,000	8,000,000,000

During the year ended March 31, 2017 the increase in capital stock of US$45,125,404 corresponds to an exchange of common stock made by stockholders of Banco Industrial, S. A. for US$149,914 (US$492,270 at March 31, 2016) and an issue of common shares for US$44,975,490.

(b) Dividends-

•	On May 23, 2016, the stockholders’ Meeting of Bicapital agreed to declare dividends for US $93,989,252.

•	On May 25, 2015, the stockholders’ Meeting of Bicapital agreed to declare dividends for US $87,416,802.

•	On April 28, 2014 the stockholders’ Meeting of Bicapital agreed to declare dividends for US $81,909,461.

As of March 31, 2016 and 2015, the dividend per share was US$0.80 and US$0.75 respectively.

(c) Nature and purpose of reserves-

c.1) Legal reserve

In accordance with the laws of each country, the Company’s entities comply with the creation of a legal reserve. Five percent of net income of the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of March 31, 2017, the statutory reserve has reached the required amount.

c.2) Reserve for future capitalizations

This reserve comprises amounts separated from retained earnings to capitalize and increase capital.

c.3) Reserve for future dividends

This reserve comprises amounts separated from retained earnings to cover the payment of dividends to its shareholders for their invested capital. The Company pays out a specific percentage of its earnings each year as dividends, and the amount of those dividends therefore vary directly with earnings.

c.4) Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

c.5) Dynamic provision

The Superintendence of Banks of Panama (SBP) issued on May 28, 2013, Agreement 04-2013 which establishes the provisions on the management and administration of credit risk inherent to the credit portfolio and off-balance sheet transactions; this agreement establishes the constitution of two types of provision, one specific and another called dynamics.

The Company has specific reserves under the methodology of loss incurred and as a regulated entity of the SBP as of June 30, 2016 constituted the dynamic provision under the prudential criteria of the Panamanian banking regulation on the credit facilities classified in the normal category of the Company, its periodicity of registry is quarterly taking into account data of last day of quarter, and applying the components and percentages established in the established regulation.

The dynamic provision is an equity item that is credited, debiting the undistributed profit account. The credit balance of the dynamic provision is part of the regulatory capital, but cannot replace or compensate the capital adequacy requirements established by the Superintendence of Banks of Panama. This means that the dynamic provision will discount the amount of the undistributed profits of each bank until it reaches the minimum required dynamic provisioning amount (see note 38).

c.6) Capital contributions

Corresponds to the amounts received by the Company on a transitional basis while the respective capitalization and share issuance processes would been formalized.

(29) Operating leases

Operating lease-related commitments at March 31, 2017, 2016 and 2015 are analyzed as follows:

	2017	2016	2015
Less than one year	452,960	746,548	487,970
Between one and five years	14,557,408	12,484,988	12,381,549
Over five years	2,394,323	2,962,609	1,389,589

	17,404,691	16,194,145	14,259,108

Total rent expense (fixed and variable) aggregated US$14,571,464, US$13,283,758 and US$12,440,501 for the periods ended March 31, 2017, 2016 and 2015 respectively, and is included under “Operating and administrative expenses” in the statements of income.

(30) Earnings per share

Basic earnings per share is determined dividing profit after taxes attributable to the equity holders of Bicapital by the weighted average number of ordinary shares outstanding during the respective year.

As of March 31, 2017, the calculation of the basic earnings per share was based on profit of the year of US$222,971,626 (2016: US$208,887,936 and 2015: US$179,314,878) and a weighted average of common stock outstanding of 112,143,876 (2016: 110,376,250 and 2015: 110,293,945).

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

The basic earnings per share as of March 31, 2017, 2016 and 2015, calculated by the Company was US$1.99, US$1.89 and US$1.62, respectively.

The Board of Bicapital approved a reverse stock split effective on August 3, 2015, reducing the total number of outstanding common stock at a ratio of 5 for 1; the retrospective impact of the reverse split of shares is presented as follows:

Date	Earnings per share value
As of March 31	Before reverse Split	After reverse split
2017	0.3977	1.9883
2016	0.3785	1.8925
2015	0.3252	1.6258

(31) Operating segments

(a) Basis of segmentation-

The Company has the following four strategic divisions, which are reportable segments. These divisions offer different products and services, and are managed separately based on the Company’s management and internal reporting structure.

Reportable segments	Operations
Commercial banking	Loans, deposits and other transactions and balances with commercial customers.
Retail banking	Loans, deposits and other transactions and balances with retail customers.
Treasury	Funding and centralized risk management activities through borrowings, issues of debt securities, subordinated liabilities and investing in liquid assets such as short-term placements and corporate and government debt securities.
Insurance	Offers savings, protection products and other long-term insurance contracts.

The Chief Operating Decision Maker reviews internal management reports from each division at least quarterly, and allocates resources to each segment.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(b) Information about operating segments-

March 31, 2017	Commercial Banking	Retail Banking	Treasury	Insurance	Total
Interest income	396,492,057	299,046,778	254,078,400	9,612,122	959,229,357
Interest expense	(196,629,210)	(72,945,222)	(187,769,915)	—	(457,344,347)

Net interest income	199,862,847	226,101,556	66,308,485	9,612,122	501,885,010

Loan impairment charges	(19,177,261)	(32,370,395)	—	—	(51,547,656)

Net interest income after provisions	180,685,586	193,731,161	66,308,485	9,612,122	450,337,354

Fee and commission income, net (including premiums earned and technical reserves)	35,784,718	107,970,661	3,848,048	34,132,950	181,736,377
Operating and administrative expenses	(86,418,074)	(174,897,550)	(28,716,503)	(26,068,167)	(316,100,294)
Depreciation and amortization	(8,751,227)	(20,016,607)	(2,191,067)	(1,619,277)	(32,578,178)

Profit before tax	121,301,003	106,787,665	39,248,963	16,057,628	283,395,259

Segment assets	6,553,777,010	2,488,410,574	5,010,601,752	169,524,393	14,222,313,729

Segment liabilities	(4,248,456,907)	(5,373,094,054)	(3,612,531,722)	(202,718,401)	(13,436,801,084)

March 31, 2016	Commercial Banking	Retail Banking	Treasury	Insurance	Total
Interest income	360,396,816	275,324,338	245,249,992	8,161,624	889,132,770
Interest expense	(174,945,656)	(68,956,110)	(172,449,319)	—	(416,351,085)

Net interest income	185,451,160	206,368,228	72,800,673	8,161,624	472,781,685

Loan impairment charges	(20,123,635)	(30,880,677)	(597,416)	—	(51,601,728)

Net interest income after provisions	165,327,525	175,487,551	72,203,257	8,161,624	421,179,957

Fee and commission income, net (including premiums earned and technical reserves)	40,060,741	93,153,384	12,008,312	27,579,115	172,801,552
Operating and administrative expenses	(81,034,642)	(158,528,195)	(34,899,107)	(27,532,492)	(301,994,436)
Depreciation and amortization	(7,555,731)	(17,050,448)	(2,610,209)	(1,627,938)	(28,844,326)

Profit before tax	116,797,893	93,062,292	46,702,253	6,580,309	263,142,747

Segment assets	5,861,755,384	2,251,408,305	4,874,237,143	144,705,590	13,132,106,422

Segment liabilities	(4,156,650,686)	(4,843,301,634)	(3,226,807,085)	(167,224,877)	(12,393,984,282)

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

March 31, 2015	Commercial Banking	Retail Banking	Treasury	Insurance	Total
Interest income	328,243,878	245,373,243	237,000,855	8,351,783	818,969,759
Interest expense	(165,181,538)	(59,742,953)	(162,067,477)	—	(386,991,968)

Net interest income	163,062,340	185,630,290	74,933,378	8,351,783	431,977,791

Loan impairment charges	(25,571,852)	(30,882,088)	—	(45,559)	(56,499,499)

Net interest income after provisions	137,490,488	154,748,202	74,933,378	8,306,224	375,478,292

Fee and commission income, net (including premiums earned and technical reserves)	40,509,341	90,407,842	10,094,800	38,068,176	179,080,159
Operating and administrative expenses	(93,973,864)	(145,629,298)	(23,458,076)	(24,940,333)	(288,001,571)
Depreciation and amortization	(6,346,313)	(15,194,709)	(3,058,857)	(1,169,734)	(25,769,613)

Profit before tax	77,679,652	84,332,037	58,511,245	20,264,333	240,787,267

Segment assets	5,371,743,007	2,106,509,815	4,205,218,332	133,671,450	11,817,142,604

Segment liabilities	(3,673,473,626)	(6,765,244,619)	(708,539,943)	(136,001,574)	(11,283,259,763)

(c) Reconciliations of information on reportable segment to IFRS measures-

	For the ended years on March 31,
	2017	2016	2015
i. Net interest income
Total net interest income for reportable segments	501,885,010	472,781,685	431,977,791

Consolidated revenue	501,885,010	472,781,685	431,977,791

ii. Profit before tax
Total profit or loss for reportable segments	283,395,259	263,142,747	240,787,267
Unallocated amounts	(18,536,672)	(22,572,929)	(21,172,308)

Consolidated profit before tax	264,858,587	240,569,818	219,614,959

iii. Assets
Total assets for reportable segments	14,222,313,729	13,132,106,422	11,817,142,604
Other unallocated amounts	965,316,498	869,867,705	823,479,211

Consolidated total assets	15,187,630,227	14,001,974,127	12,640,621,815

iv. Liabilities
Total liabilities for reportable segments	(13,436,801,084)	(12,393,984,282)	(11,283,259,763)
Other unallocated amounts	(367,904,901)	(449,268,417)	(318,548,459)

Consolidated total liabilities	13,804,705,985	(12,843,252,699)	(11,601,808,222)

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(d) Geographic information-

In presenting the geographic information below, segment revenue is based on the geographic location of customers.

March 31, 2017	Guatemala	Honduras	El Salvador	Panama	Total
Corporate Banking	311,806,167	70,404,139	12,167,938	2,113,813	396,492,057
Retail Banking	218,302,662	78,804,295	1,930,473	9,348	299,046,778
Central Treasury	229,715,466	17,574,518	5,346,754	1,441,662	254,078,400
Insurance	7,926,185	1,685,937	—	—	9,612,122

March 31, 2016	Guatemala	Honduras	El Salvador	Panama	Total
Corporate Banking	287,748,808	62,314,935	10,333,073	—	360,396,816
Retail Banking	205,211,740	68,580,840	1,531,759	—	275,324,339
Central Treasury	224,305,931	16,646,380	4,297,681	—	245,249,992
Insurance	6,637,282	1,524,342	—	—	8,161,624

March 31, 2015	Guatemala	Honduras	El Salvador	Panama	Total
Corporate Banking	254,686,684	64,680,453	8,876,741	—	328,243,878
Retail Banking	178,231,186	66,000,745	1,141,313	—	245,373,244
Central Treasury	213,616,888	20,194,893	3,189,074	—	237,000,855
Insurance	6,707,592	1,644,191	—	—	8,351,783

(32) Interest income and expense

Interest income and expense are analyzed as follows:

	2017	2016	2015
Interest income
Loans and advance to customers	695,538,834	635,721,155	573,686,917
Investment securities	259,361,576	247,849,439	241,484,120
Accounts receivable	2,144,460	1,776,655	1,681,379
Government repurchase agreements	931,399	1,103,605	413,252
Cash and cash equivalents	664,105	1,709,950	431,070
Financial derivatives income	588,983	971,966	1,273,022

Total interest income	959,229,357	889,132,770	818,969,760

Interest expense
Depositary obligations	271,900,454	254,417,676	234,899,495
Financing	121,771,460	99,842,870	90,772,286
Financial obligations	43,627,533	40,985,101	40,365,312
Other obligations	19,170,455	19,075,561	19,522,823
Government repurchase agreements	445,567	1,141,312	—
Financial derivatives expenses	428,878	888,565	1,432,052

Total interest expense	457,344,347	416,351,085	386,991,968

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Included within various line items under interest income for the years ended March 31, 2017, 2016 and 2015 a total of US$3,321,974, US$2,438,656 and US$2,235,739, respectively, relating to impaired financial assets (category E).

(33) Fee and commission income and expense

Fee and commission income and expenses are as follows:

	Year ended March 31,
	2017	2016	2015
Income
Commissions credit cards	45,849,767	40,150,953	35,148,818
Bank services	39,482,016	33,021,222	31,159,369
Health care services	31,075,117	21,694,165	9,545,411
Gain of foreign exchange currency Transactions	27,244,024	23,822,768	19,757,054
Account handling	16,110,203	13,502,732	12,234,177
Commissions for money transfers	9,199,727	6,842,209	5,715,813
Commissions for family remittances	8,851,201	8,534,435	5,348,247
Collection for third parties	5,681,738	7,669,864	6,823,063
Storage	5,547,402	4,726,773	4,239,206
Leases	5,436,584	5,349,209	19,856,400
Legal services	5,365,159	4,956,250	5,133,534
Commission for messaging service
BI-móvil	5,056,578	4,787,060	4,328,664
Commissions letter of credit	4,945,291	4,114,402	3,957,733
Collections	4,851,286	4,253,898	3,389,673
Electronic billing	2,345,989	2,125,505	2,332,151
Commissions of loans	2,342,873	14,977,773	16,149,831
Rejected checks	1,935,420	792,405	2,652,560
Maintenance	265,061	765,883	988,751
Others	246,798	22,427	19,340
Trading in securities	51,356	834,791	816,984

Total fee and commission income	221,883,590	202,944,723	189,596,779

	Year ended March 31,
	2017	2016	2015
Expenses
Protection fund contributions	16,440,958	14,674,917	11,459,436
Other services expense	11,491,035	10,766,191	10,748,322
Assistance on damages and other	2,559,733	2,705,345	2,345,859
Additional benefits	2,194,049	1,161,147	1,519,234
Trading in securities	1,277,443	1,093,224	1,098,804
Collections	1,018,637	886,878	715,059
Loss on foreign exchange transactions	823,505	2,361,265	1,229,829
Loans obtained	82,682	180,087	455,930
Depository obligations	83,261	76,525	77,780
Uncollected income	56,981	206,923	44,061

Total fee and commission expense	36,028,284	34,112,502	29,694,314

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(34) Premiums earned, net technical reserves

	2017	2016	2015
Premiums written	279,196,450	252,683,579	225,757,863
Management fees	11,905,514	10,536,630	9,387,516
Recoveries and cancellation	(40,853,130)	(32,929,361)	(31,562,100)
Change in reserves	(6,938,828)	(15,639,832)	3,444,193

	243,310,006	214,651,016	207,027,472

(35) Operating and administrative expenses

	Year ended March 31,
	2017	2016	2015
Personnel costs:
Wages and salaries	116,862,093	105,342,268	93,917,274
Employer dues	25,161,814	19,664,047	24,275,422
Other variable benefits	27,083,091	26,843,369	30,708,485
Bonus	24,167,617	19,488,624	12,796,024
Severance payments	12,911,098	12,169,499	10,944,700
Overtime compensation	2,180,625	1,869,554	1,890,344
Transportation	1,202,022	1,802,227	1,613,153
Training	1,058,710	1,066,477	1,071,032

	210,627,070	188,246,065	177,216,434

Administrative expenses:
Taxes and dues	40,241,171	40,800,640	35,896,256
Other	36,593,406	32,076,523	28,951,190
Professional fees	26,194,919	27,935,588	19,656,342
Depreciation	24,473,732	20,329,442	18,333,713
Maintenance	21,622,635	19,358,101	21,384,259
Amortization	11,727,652	11,393,602	9,479,570
Security and monitoring	8,947,260	8,971,474	7,805,012
Repairs	8,714,293	8,555,493	8,240,992
Marketing and advertising	8,472,592	9,536,772	7,641,575
Electricity Service	4,927,655	4,912,367	6,353,023
Communications	4,328,368	4,860,879	4,094,334
Stationery and office supplies	2,616,876	3,569,630	3,012,470
Courier	1,803,842	1,584,861	1,504,784
Insurance premiums and bonding	1,007,880	2,850,076	3,828,942

	201,672,281	196,735,448	176,182,462

Rent expenses:
Property	13,411,254	12,519,079	11,750,173
Equipment and fixtures	1,057,597	733,675	664,298
Others	102,613	31,004	26,030

	14,571,464	13,283,758	12,440,501

Total operating and administrative expenses	426,870,815	398,265,271	365,839,397

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

The taxes of companies whose taxes levied on their income was US$17,043,222, US$16,128,243 and US$14,238,148 for periods ended March 31, 2017, 2016 and 2015 respectively, these values are included in item “Taxes and Dues”.

36) Non-controlling interest in entities

The following table summarizes the information relating to the Company’s entities that have material NCI:

	Banco Industrial	Financiera Industrial	Contecnica	Westrust Bank	Banco del País	Banco Industrial El Salvador	ARVIN	Opercomsa El Salvador	Total
March 31, 2017
NCI percentage	2.06%	2.04%	2.02%	2.06%	9.56%	9.90%	30.00%	4.00%
Loans, net	6,747,183,274	13,486,015	198,763,538	382,807,360	1,300,047,798	173,039,649	—	2,422,651	8,817,750,285
Other assets	4,656,263,374	431,120,990	8,516,880	805,466,323	550,247,656	136,500,130	1,031,402	643,215	6,589,789,970
Liabilities	(10,491,130,615)	(421,214,714)	(155,304,071)	(1,088,515,017)	(1,699,860,464)	(275,643,031)	(738,388)	(2,365,032)	(14,134,771,332)
Net assets	(894,185,471)	(23,133,538)	(51,099,041)	(98,630,694)	(136,575,778)	(31,212,130)	(208,298)	(673,818)	(1,235,718,768

Carrying amount of NCI	18,130,562	258,753	877,306	1,127,972	13,859,212	2,684,618	84,716	27,016	37,050,155

Revenue	16,479,312	619,392	1,975,024	1,388,360	18,885,712	1,989,400	241,504	28,487	41,607,191
Profit	172,731,127	6,256,295	31,869,827	13,774,589	22,127,949	759,887	46,163	213,989	247,779,826
Other comprehensive income					(70,808)				(70,808)

Profit allocated of NCI	3,636,909	130,159	657,606	290,028	2,268,107	83,468	19,784	8,918	7,094,979

	Banco Industrial	Financiera Industrial	Contecnica	Westrust Bank	Banco del País	Banco Industrial El Salvador	ARVIN	Opercomsa El Salvador	Total
March 31, 2016
NCI percentage	2.11%	2.08%	2.07%	2.11%	9.59%	9.94%	30.00%	4.00%
Loans, net	6,019,441,336	7,193,408	185,078,739	405,269,294	1,205,846,475	166,622,896	—	1,697,276	7,991,149,424
Other assets	4,616,969,717	379,827,242	22,903,314	806,287,609	497,791,688	128,271,901	1,031,294	128,407	6,453,211,172
Liabilities	(9,886,737,304)	(364,657,163)	(153,612,273)	(1,117,780,210)	(1,560,386,039)	(261,816,466)	(804,227)	(1,342,149)	(13,347,135,831)
Net assets	(733,643,411)	(22,096,417)	(53,368,626)	(92,690,930)	(129,282,923)	(30,334,551)	(157,996)	(463,923)	(1,062,038,777)

Carrying amount of NCI	16,030,338	267,070	1,001,154	1,085,763	13,969,200	2,743,780	69,071	19,611	35,185,986

Revenue	15,464,422	568,943	2,044,103	1,427,132	17,635,788	1,823,599	221,687	96,443	39,282,117
Profit	159,148,837	6,934,682	39,100,504	11,612,646	27,328,395	744,992	(800,345)	129,942	244,199,653
Other comprehensive income					33,231				33,231

Profit allocated of NCI	3,356,223	144,536	808,412	244,894	2,655,198	74,053	(240,104)	(659)	7,042,555

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

(37) Commitments and contingent liabilities

Commitments-

Trust requirements

At March 31, 2017, the Bank and the “Finance Corporation” manage as trustees, fifty five (55) (fifty six (56) in 2016) and four hundred thirteen (413) (three hundred thirty seven (337) in 2016) in trust contracts, respectively. According to the Commerce Code of Guatemala, the trustee is accountable before third parties of compliance with the obligations contained in the signed contracts, including the fulfillment of the trust tax-related obligations. The equity for these trustees was US$1,700,887,884 (US$1,134,053,840 in 2016)

Except for the Asset Exclusion Trust of Banco de Comercio, S.A., which is managed by Financiera Industrial, all the other trusts are audited by the National Controller’s Office and eighteen (18 in 2016) are audited by other independent auditors.

In accordance with the opinion of the management, there are no known or potential disputes associated with the Bank’s or the Financial Company’s performance as trustees. At March 31, 2017 BANPAIS has signed 44 (forty four) trust contracts with an equity of US$269,574,629 (US$249,499,509 in 2016). These trusts have not been audited.

Contingent liabilities-

Pending tax claims

At March 31, 2017 the following adjustments that result from reviews made by the Superintendence of Tax Administration to additional tax claims are still unresolved:

Banco Industrial, S. A.:

US$
Through court proceedings:
Income tax fiscal period 2008	57,794
Income tax for the fiscal period 1999 and 2000	225,740
Income tax withholdings 1993—1994	2,197

285,731

Financiera Industrial, S. A.:

US$
Through court proceedings:
Income tax for the fiscal periods 1998 and 1999	272,546
Income tax for the fiscal period 1998	25,077

297,623

Through administrative proceedings:
Income tax for the fiscal period 1987	249

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

Seguros El Roble, S. A.:

US$
Through administrative proceedings:
Income tax fiscal period 2005	325,491
Income tax fiscal period 2014	1,703,053

2,028,544

Through civil proceedings:
Claim compensation for losses 1047-2012-563	170,305
Claim compensation for losses 231528	54,498

224,803

BANPAIS

Tax authorities reviewed the income tax returns filed by the Bank for the fiscal periods ended December 31, 2002 to 2005. This tax review led to adjustments for additional taxes claimed of approximately L108,990,000 (US$4,639,056).

On March 31, 2017, the DEI had not yet rendered any judgments related to his matter. According to the agreement executed with the selling shareholders, the latter are responsible for such adjustments; therefore, they will have no effects on the results of BANPAIS.

In accordance with the opinion of management, it is probable that the outcome of such litigation will be favorable. For this reason, no provision has been recorded at March 31, 2017 to cover any potential losses for these claims. The tax authorities’ right to review tax returns in Guatemala expires after 4 years, in Honduras after 5 years and in El Salvador after 10 years.

During the normal course of business legal claims may arise due to commercial, labor or other disputes. According to management’s judgment none of such claims are probable to result in an unfavorable outcome to the Company, nor could the amounts claimed have a material impact in the financial position of the Company.

At March 31, 2017 one of the entities of the Company has pending of resolution proceedings before the Superintendence of Tax Administration (SAT), the same white respect to claims concerning to tax and fine according to Hearing No. A-2016-21-01-000048. The Administration of the Company under proceeding named “Evidence hearing” made on June 15, 2016 requested to declare the claims interposed by SAT as inappropriate.

The Company’s management does not consider necessary a provision for this case, due to the high uncertainty about the final resolution of it, which is not in control of the Company and the possibility of having a present commitment and would request to break off resources is average. In case there would exist this commitment, the amount could not be estimated on a trustable way until receiving a final resolution.

(38) Dynamic provision

At March 31, 2017, the Company in compliance with the dispositions established in the articles 36 and 38 of the Agreement No. 4-2013, established a dynamic provision that ascending up to US$142,160,320; applying the

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

methodology established in the mentioned regulation under percentages of gradualness authorized by the Superintendence of Banks of Panama in the judgment SBP-DS-N-5121-2016 dated September 5, 2016 derivative of the start of operations of BI-Bank S.A. as an obliged institution; percentages authorized to apply are the following:

Quarter	%
Mar-16	1.25
Jun-16	1.50
Sep-16	1.75
Dec-16	2.00
Mar-17	2.25
Jun-17	2.50

Dynamic provision is obtained by the calculation of the following three (3) components:

a)	Component 1: Results from multiplying an alpha coefficient (1.50%) by the amount of risk-weighted assets classified in normal category.

b)	Component 2: Results from multiplying a Beta coefficient (5.00%) by the quarterly variation of risk-weighted assets classified in normal category if positive. If the variation is negative, this component is zero.

c)	Component 3: Result of the variation of balance of specific provision in the quarter.

The amount of dynamic provision that must be maintained at the end of the quarter is the sum of components 1 and 2 minus the component 3, if the component 3 is negative, it must be added.

The restrictions related to dynamic provision are as follow:

•	Should not be higher than 2.5% of the risk-weighted assets corresponding to the credit facilities classified in the normal category.

•	Should not be less than 1.25% of the risk-weighted assets corresponding to the credit facilities classified in the normal category.

•	Should not decrease regarding the value established in the previous quarter, unless decrease is motivated by the conversion of specific provisions. The Superintendence of Banks of Panama will establish the criteria for such conversion.

(Continued)

Bicapital Corporation

Notes to Consolidated Financial Statements

(US dollars)

The composition of the dynamic provision as of March 31, 2017 is as follows:

Entities	Dynamic provision	Percentage
Banco Industrial, S.A.	107,964,389	1.81%
Banco del País, S.A.	17,408,525	1.70%
Westrust Bank International Ltd.	6,841,361	2.20%
Contecnica, S.A.	4,071,285	2.01%
Banco Industrial El Salvador	3,060,902	2.13%
Leasing Solution, S.A.	896,693	2.14%
Operaciones de Consumo, S.A. (Guatemala)	737,865	2.50%
Bi-Bank, S.A.	724,138	2.25%
Operaciones de Consumo, S.A., de C.V.	69,788	2.86%
Financiera Industrial, S.A.	329,074	2.98%
Operaciones de Consumo, S.A. (Panama)	40,755	2.32%
Seguros del Pais, S.A.	2,883	2.60%
Fideicomiso de Activos Excluidos de Banco de Comercio	12,662	2.74%

Total	142,160,320	1.83%

(39) Subsequent events

•	In Resolution No. 67-2017 dated January 31, 2017, the Board of Directors of Banco Industrial, S.A. authorized to make a call to subscribe one million two hundred and fifty thousand (1,250,000) shares of the Bank, at a price of three hundred Quetzals (Q300.00) per share that must be paid in cash at the time of subscription. The resolution stated that each shareholder could acquire shares in a proportion of one (1) new share per each forty-six (46) shares held at the time of subscription. The shareholders were granted a period of 60 calendar days, starting on June 5, 2017, to exercise their preferential rights to subscribe the shares.

•	Through Resolution No. 2-2017 of February 23, 2017 the Board of Directors of Bicapital Corporation agreed on the issuance of two million five hundred common shares with full voting rights. The issuance amount totals fifty million dollars (US$50,000,000.00) and the price was set at twenty dollars (US$20.00) per share. Shareholders may exercise their preferential subscription rights during the open rounds for subscription starting May 22, 2017 and ending August 1, 2017. Each shareholder may acquire one (1) share per each forty-five shares held at the time of subscription.

***

             Shares

Common Stock

Preliminary Prospectus

                    , 2017

Global Coordinators and Joint Bookrunners

BofA Merrill Lynch	Citigroup

Joint Bookrunner

J.P. Morgan

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers

Our articles of incorporation state that we shall indemnify and hold our directors and officers harmless with respect to any action, judicial expense, loss, damage or cost which they may incur or suffer as a consequence of acts or omissions in the performance of their duties, and neither of them will be liable for any acts, omissions, or negligence of the other directors and/or officers, except in the case of the gross negligence, willful misconduct or bad faith by the director or officer. We may purchase and maintain directors’ and officers’ liability insurance covering our directors and executive officers with respect to general civil liability, including liabilities under the Securities Act, which our directors and officers may incur in their capacities as such.

Item 7. Recent sales of unregistered securities

At our board of directors’ meeting held on April 30, 2015, our board of directors approved the implementation of a five-to-one reverse stock split of our common shares effective as of July 31, 2015 (the “Reverse Stock Split”). Our issued and outstanding preferred shares were not impacted by the Reverse Stock Split. After July 31, 2015, every five shares of our issued and outstanding common stock were converted into one newly issued and outstanding share of common stock, without any change in the par value per share. The reverse stock split reduced the number of shares of our outstanding common stock from 555,316,597 to 111,068,949 immediately after the Reverse Stock Split (without giving effect to any conversions exercised after July 31, 2015 resulting from the perpetual stock exchange offer in favor of Banco Industrial’s shareholders, pursuant to which Banco Industrial shareholders have a right to exchange each share of common stock of Banco Industrial for two shares of common stock of Bicapital). No fractional shares were issued in connection with the reverse stock split; thus, any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. The number of authorized shares of our common stock remained unchanged.

During the past five years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. These figures have been adjusted to reflect the Reverse Stock Split.

Purchaser	Date of Sale or Issuance	Title of Securities	Number of Securities	Consideration (million of US$)
Shareholders of Banco Industrial	April 2012 – March 2013	Common shares	2,638,658	As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.
Shareholders of Banco Industrial	April 2013 – March 2014	Common shares	352,988	As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.

Purchaser	Date of Sale or Issuance	Title of Securities	Number of Securities	Consideration (million of US$)
Shareholders of Banco Industrial	April 2014 – March 2015	Common shares	126,640	As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.
Our existing shareholders and non-independent directors	August, 2014	Non-Voting Preferred Shares	1,020	$10,200,000.00
Our existing shareholders and non-independent directors	November, 2014	Non-Voting Preferred Shares	2,500	$25,000,000.00
Shareholders of Banco Industrial	April 2015 – March 2016	Common shares	92,902	As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.
Shareholders of Banco Industrial	April 2016 – March 2017	Common shares	23,758	As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.
Our existing shareholders	April 2016 – March 2017	Common shares	2,571,429	$45,000,007.50
Our existing shareholders and non-independent directors	January – March 2017	Non-Voting Preferred Shares	3,500	$35,000,000.00
Shareholders of Banco Industrial	May – June 2017	Common Shares	2,348,572	$46,971,440.00

Item 8. Exhibits and financial statement schedules

(a) Exhibits

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement among Bicapital Corporation and the underwriters named therein.

3.1*	Articles of Incorporation of the Registrant (estatutos) (English translation).

4.1*	Specimen of global share certificate (English translation).

5.1*	Form of opinion of Galindo, Arias y López, Panamanian legal counsel, as to the legality of the shares of common stock.

21.1	Subsidiaries of the Registrant.

23.1	Consent of KPMG.

23.2*	Consent of Galindo, Arias y López (included in Exhibit 5.1).

24.1*	Powers of attorney (included in the signature pages to the registration statement filed May 22, 2015).

24.2*	Powers of attorney (included in the signature pages to the registration statement filed July 20, 2015).

24.3*	Powers of attorney (included in the signature pages to the registration statement filed July 11, 2017).

99.3*	Registrant’s Waiver Request and Representation under Item 8.A.4.

*	Previously filed.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Panama, on this 8th day of September, 2017.

BICAPITAL CORPORATION

By:	/s/ Luis Fernando Prado
Name: Luis Fernando Prado
Title: International Division Manager, Authorized Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on September 8, 2017 in the capacities indicated.

Signature	Title

* Diego Pulido Aragón	Chief Executive Officer (Principal Executive Officer)

* Ricardo Elías Fernández Ericastilla	Operations Division Manager (Principal Financial Officer) (Principal Accounting Officer)

* Juan Miguel Torrebiarte Lantzendorffer	Member of the Board—Chairman

* Julio Ramiro Castillo Arévalo	Member of the Board—Vice-Chairman and Secretary

* Federico Köng Vielman	Member of the Board

* José Antonio Arzú Tinoco	Member of the Board

* Juan Alfonso Solares Camacho	Member of the Board

* Luis Andrés Gabriel Bouscayrol	Member of the Board

* Tomás José Rodríguez Schlesinger	Member of the Board

* José Santiago Molina Calderón	Member of the Board

* Francisco Roberto Gutiérrez Martínez	Member of the Board

* Ricardo Emilio Molina Barascout	Member of the Board

*	Signed by Luis Fernando Prado, as attorney-in-fact.

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Bicapital Corporation has signed this registration statement or amendment thereto in the city of Newark, Delaware, on September 8, 2017.

By:	/s/ Donald Puglisi
Name: Donald Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement among Bicapital Corporation and the underwriters named therein.

3.1*	Articles of Incorporation of the Registrant (estatutos) (English translation).

4.1*	Specimen of global share certificate (English translation).

5.1*	Form of opinion of Galindo, Arias y López, Panamanian legal counsel, as to the legality of the shares of common stock.

21.1	Subsidiaries of the Registrant.

23.1	Consent of KPMG.

23.2*	Consent of Galindo, Arias y López (included in Exhibit 5.1).

24.1*	Powers of attorney (included in the signature pages to the registration statement filed May 22, 2015).

24.2*	Powers of attorney (included in the signature pages to the registration statement filed July 20, 2015).

24.3*	Powers of attorney (included in the signature pages to the registration statement filed July 11, 2017).

99.3*	Registrant’s Waiver Request and Representation under Item 8.A.4.

*	Previously filed.